Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132642

AMENDED AND RESTATED EXCHANGE OFFER PROSPECTUS

Mittal Steel is offering to acquire all shares of common stock of Arcelor S.A. issued as of February 6, 2006, or issued prior to expiration of the initial acceptance period (or any subsequent offering period, as described herein), upon conversion of Arcelor Convertible Bonds, as defined herein, or upon exercise of Arcelor stock options granted prior to February 6, 2006, or in exchange for Usinor shares issued upon the exercise of Usinor stock options granted prior to February 6, 2006, and such other shares to which Mittal Steel may extend the offer as described herein (all such shares, the “Arcelor shares”); all Arcelor American Depositary Shares (“Arcelor ADSs”) (each Arcelor ADS representing one share of common stock of Arcelor) that represent Arcelor Shares; and all convertible bonds, known as OCEANEs, of Arcelor issued in June 2002 and maturing on June 27, 2017 outstanding on February 6, 2006 (the “Convertible Bonds”).

The Offer has been revised pursuant to the execution on June 25, 2006 of a Memorandum of Understanding (the “Memorandum of Understanding”) between Mittal Steel, Arcelor and the Controlling Shareholder (as defined herein) relating to the terms of the Offer and various other matters. See “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder.”

The revised Offer is comprised of both a primary mixed cash and exchange offer (the “Primary Offer”) and two secondary capped offers, one for cash only and the other for class A common shares of Mittal Steel only (the “Secondary Offers”).

Mittal Steel is offering to exchange pursuant to the Primary Offer:

•	13 Mittal Steel class A common shares and €150.60 in cash for every 12 Arcelor shares or Arcelor ADSs tendered; and

•	13 Mittal Steel class A common shares and €188.42 in cash for every 12 Convertible Bonds tendered.

Mittal Steel is offering to exchange pursuant to the Secondary Offers:

•	€40.40 in cash for each Arcelor share or Arcelor ADS tendered in the secondary cash offer; or

•	11 Mittal Steel class A common shares for every 7 Arcelor shares or Arcelor ADSs tendered in the secondary exchange offer.

The consideration set out above is subject to adjustment in specific circumstances as set out herein. The cash consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date. The Completion of the Offer is subject to certain conditions. A detailed description of the terms and conditions of the Offer appears under “The Offer—Terms and Conditions of the Offer” herein.

The Primary Offer and Secondary Offers set out above are collectively referred to in this prospectus as the “Offer,” and the Arcelor shares, Convertible Bonds and Arcelor ADSs are collectively referred to as the “Arcelor securities.”

THE BOARD OF DIRECTORS OF ARCELOR HAS UNANIMOUSLY RECOMMENDED THAT ARCELOR SECURITYHOLDERS ACCEPT THE OFFER AND TENDER THEIR SECURITIES PURSUANT TO THE OFFER. ARCELOR WILL PUBLISH A DOCUMENT IN RESPONSE TO MITTAL STEEL’S OFFER IN THE COMING DAYS, WHICH WILL STATE MORE FULLY THE BOARD OF DIRECTOR’S VIEWS. THIS DOCUMENT WILL BE AVAILABLE ON ARCELOR’S WEBSITE AT WWW.ARCELOR.COM.

You are not required to make the same election for all of the Arcelor securities that you tender, and you may make any of these elections for all or some of the Arcelor securities that you tender. If you tender Arcelor shares and/or Arcelor ADSs and fail to make any election, you will be deemed to have elected the Primary Offer. Tenders in the two Secondary Offers, however, are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the tendered Arcelor shares and Arcelor ADSs that are exchanged for Mittal Steel shares and the portion of the tendered Arcelor shares and Arcelor ADSs that are exchanged for cash (excluding the effect of the treatment of fractional shares that would otherwise be issued and the impact of any adjustment to the Offer consideration (as noted above and described herein)) will be 68.9% and 31.1%, respectively.

The maximum number of class A common shares that Mittal Steel will issue in connection with the Offer is 722,235,265.

Mittal Steel is conducting the Offer through two separate offers: an offer open to all holders of Arcelor shares and Convertible Bonds who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and to all holders of Arcelor ADSs, wherever located (the “U.S. Offer”); and an offer open to (i) holders of Arcelor shares and Convertible Bonds who are located in Belgium, France, Luxembourg and Spain and (ii) holders of Arcelor shares and Convertible Bonds who are located outside of Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent that such holders may participate in such offer pursuant to applicable local laws and regulations (the “European Offer”).

THE U.S. OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JULY 13, 2006, UNLESS IT IS EXTENDED OR UNLESS IT LAPSES OR IS WITHDRAWN PRIOR TO THAT TIME PURSUANT TO THE CONDITIONS DESCRIBED IN THIS PROSPECTUS. THIS AMENDED AND RESTATED PROSPECTUS AMENDS AND RESTATES OUR PROSPECTUS DATED JUNE 7, 2006.

Arcelor shares are listed on the Eurolist market of Euronext Brussels S.A./N.V. (“Euronext Brussels”), on the Eurolist market of Euronext Paris S.A. (“Euronext Paris”), on the Luxembourg Stock Exchange and on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”). Convertible Bonds are listed on the Luxembourg Stock Exchange. Arcelor ADSs are traded on the over-the-counter market in the United States but are not traded on any securities exchange.

Mittal Steel’s class A common shares are listed on the Eurolist market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) and on the New York Stock Exchange (the “NYSE”) under the symbol “MT”. Mittal Steel will apply to list its class A common shares on these exchanges and on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and on the Spanish Stock Exchanges, subject to the completion of the Offer.

This prospectus contains detailed information concerning the U.S. Offer for Arcelor securities and the proposed combination of Mittal Steel and Arcelor. We recommend that you read this prospectus carefully.

FOR A DISCUSSION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN EVALUATING THE OFFER, SEE “ RISK FACTORS” BEGINNING ON PAGE 54.

This prospectus has not been approved by the French Autorité des marchés financiers (the “AMF”), the Belgian Commission Bancaire, Financière et des Assurances (the “CBFA”), the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) or the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Accordingly, this prospectus may not be used to make offers or sales in France, Belgium, Luxembourg or Spain in connection with the Offer.

This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE U.S. OFFER OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The dealer managers for the U.S. Offer are:

The date of this prospectus is June 29, 2006

Information Incorporated By Reference

This prospectus incorporates important business and financial information about Mittal Steel by reference and, as a result, such information is not included in or delivered with this prospectus. Documents incorporated by reference are available from Mittal Steel without charge upon request in writing or by telephone. You may also obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from the information agent:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Call Toll Free: 1 (800) 347-4857

Banks and Brokers Call: 1 (212) 269-5550

To obtain timely delivery of these documents, you must request them no later than five Business Days before the end of the Offer period. For a list of those documents that are incorporated by reference into this prospectus, see “Incorporation of Certain Documents by Reference.”

In addition, you may obtain additional information on Mittal Steel and Arcelor from various public sources. For a list of such sources, please see “Where You Can Find More Information.”

i

Incorporation of Certain Documents by Reference	272

Service of Process and Enforceability of Civil Liabilities	274

Validity of Securities	275

Experts	276

Summary of Certain Differences between IFRS and U.S. GAAP (Unaudited)	A-1

Information Relating to Arcelor	B-1

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that is important to evaluate the Offer. You should read carefully the entire prospectus and the additional documents referred to in this prospectus to fully understand the Offer.

The Companies

Mittal Steel

Mittal Steel is the world’s largest and most global steel producer with an annual production capacity of approximately 75 million tonnes. The Company is the largest steel producer in the Americas and Africa and the second largest in Europe. The Company has steel-making operations in 15 countries on four continents, including 31 integrated, mini-mill and integrated mini-mill steel-making facilities. At December 31, 2005, we had approximately 224,000 employees.

Mittal Steel produces a broad range of high-quality finished and semi-finished carbon steel products, encompassing the main categories of steel products (flat products, long products and pipes and tubes). Specifically, the Company produces hot-rolled and cold-rolled sheets, plates, electrogalvanized and coated steel, bars, wire rods, wire products, pipes, billets, blooms, slabs, tinplate, structural sections and rails. Mittal Steel sells these products in local markets and through our centralized marketing organization to customers in over 150 countries. The Company’s products are used in a diverse range of end-markets, including the automotive, appliance, engineering, construction and machinery industries.

Our steel-making operations have a high degree of geographic diversification. Almost 41% of our steel is produced in the Americas, with the balance being produced in Europe (38%) and in other countries, such as Kazakhstan, Algeria and South Africa (21%). We are further increasing our geographic production diversification. In September 2005, we completed the acquisition of a 36.67% interest (subsequently diluted to 29.49% by the exercise of convertible bonds by other investors) in Hunan Valin, an 8.5 million ton steel producer in China. In October 2005, we signed a memorandum of understanding with the local government to construct a 12 million tonne steel-making operation in Jharkhand, India. In November 2005, we completed the acquisition of a 93% stake in Kryvorizhstal (since renamed Mittal Steel Kryviy Rih), the largest carbon steel long products producer in Ukraine.

We produced approximately 30.1 million, 47.2 million and 53.9 million tons of liquid steel in 2003, 2004 and 2005, respectively and shipped approximately 27.4 million, 42.1 million and 49.2 million tons of steel in such years. Our shipments are well-balanced geographically and are also balanced as between developed and developing markets, which have different characteristics.

We have access to high-quality and low-cost raw materials through our captive sources and long-term contracts. In 2005, on a pro forma basis after giving effect to the acquisition of ISG and Kryvorizhstal, approximately 56% of our iron ore requirements (of which we are one of the world’s largest producers) and approximately 42% of our coal requirements were supplied from our own mines or from long-term contracts at many of our operating units. We are actively developing our raw material self-sufficiency, including through recent initiatives to gain access to iron ore deposits in Liberia and Senegal, and expanding our existing iron ore sources in various parts of the world, including Ukraine. We are one of the world’s largest producers of coke, a critical raw material derived from coal, and we satisfy approximately 81% of our own coke requirements. We are the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-

making process, with total production capacity of approximately 11 million tonnes. Our DRI production satisfies all of our mini-mill input requirements. Our facilities have good access to shipping facilities, including deep-water port facilities and railway sidings.

In 2004, we generated sales of $22.2 billion, operating income of $6.1 billion and net income of $4.7 billion. In 2005, we generated sales of $28.1 billion, operating income of $4.7 billion and net income of $3.4 billion. At December 31, 2005, we had shareholders’ equity of $10.2 billion, total debt of $8.3 billion, and cash and cash equivalents, including short-term investments and restricted cash, of $2.1 billion.

Mittal Steel is a successor to a business founded in 1989 by Mr. Lakshmi N. Mittal, our Chairman and Chief Executive Officer. We have experienced rapid and steady growth since then, largely through the consistent and disciplined execution of a successful consolidation-based strategy. We made our first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of the principal acquisitions since then include Sibalsa (Mexico) in 1992, Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimétal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, and ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005.

We have proven expertise in acquiring companies and turning around under-performing assets. We believe that we have successfully integrated our previous key acquisitions by implementing a best practice approach in operations and management to enhance profitability. Specifically, our focused capital expenditure programs and implementation of improved management practices at the acquired facilities have resulted in overall increases in production and shipment of steel products, reductions in cash costs of production and increases in productivity. Mittal Steel’s aggregate capital expenditures were approximately $421 million, $898 million and $1,181 million in the years ended December 31, 2003, 2004 and 2005, respectively.

The mailing address and telephone number of Mittal Steel’s principal executive offices are:

Mittal Steel Company N.V.

Hofplein 20

3032 AC Rotterdam

+31 10 217 8800

Arcelor

Arcelor was created in February 2002 by the combination of three steel-making companies, Aceralia Corporación Siderurgica, Arbed and Usinor. The Arcelor group operates in four market sectors: Flat Carbon Steels, Long Carbon Steels, Stainless Steels and Arcelor Steel Solutions and Services (“A3S,” formerly Distribution, Transformation and Trading). Arcelor is the second largest steel producer in the world in terms of production, with production of 47 million and 46.7 million tonnes of steel in 2004 and 2005, respectively. It generated revenues of €30.2 billion in 2004 and €32.6 billion in 2005. For the same periods, its net result (group share) was €2.3 billion and €3.8 billion, respectively. Arcelor recorded capital expenditure of €1.4 billion in 2004 and €2.1 billion in 2005.

In 2004, 30% of its production was obtained from scrap used in electric arc furnaces and 70% from iron ore. The Arcelor group is a leading operator in all its key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor is the market leader in Western Europe; 71.2% of its sales in 2005 were in the European Union. Arcelor also has a strong position in South America, particularly due to its Brazilian operations; 10.8% of its sales in 2005 were in South America.

Arcelor is a leading producer of flat carbon steels, in terms both of volume and value, having shipped approximately 28.5 million tonnes in 2004 and 28.1 million tonnes in 2005. In 2005, total production of flat carbon steel was 32.9 million tonnes. This sector employed approximately 46,000 people at year-end 2005, generated revenues of approximately €16.1 billion in 2004 and €18.1 billion in 2005 and recorded operating results of €1.7 billion in 2004 and €2.8 billion in 2005. Its product portfolio covers the full range of flat carbon steels, including slabs, heavy plate, hot-rolled coils, cold-rolled coils and metallic and organic coated steel. These products are used in the automotive, household appliance, packaging, construction, civil engineering, mechanical engineering and processing industries.

Arcelor is one of the world’s leading producers of long carbon steels, having shipped approximately 13.4 million tonnes in 2004 and 12.3 million tonnes in 2005. In 2005, total long carbon steels production was 11.2 million tonnes. This sector employed over 20,000 people at year-end 2005 and reported revenues of approximately €6.2 billion in 2004 and €6.6 billion in 2005 and operating results of €1.1 billion in 2004 and €1.1 billion in 2005, from sales of products in the following three categories:

•	commodity products (rolled products): lightweight and medium-weight beams, merchant steel, concrete reinforcing bar and commodity quality wire rod;

•	specialty products (rolled products): sheet pile, heavy beams, special sections, rails and special quality wire rod; and

•	wiredrawn products: steelcord, hose wire, saw wire and low carbon steel wire products.

Arcelor is a leading global producer of stainless steels, in both volume and revenues, having shipped 2.1 million tonnes in 2004 and 1.6 million tonnes in 2005. In 2005, total production of stainless steels was 1.7 million tonnes. This sector employed over 13,500 people at year-end 2005 and generated revenues of approximately €4.6 billion in 2004 and €4.0 billion in 2005 and operating results of €127 million in 2004 and €93 million in 2005. Arcelor produces virtually the entire range of stainless steels and stainless steel alloy products.

The A3S sector uses steels produced by the Arcelor group and also purchases steels from third parties. This sector is organized into five operating units that work in specialist but complementary markets. It employed over 11,000 people at year-end 2005 and generated revenues of approximately €8.3 billion in 2004 and €8.7 billion in 2005, corresponding to 15.0 million and 13.7 million tonnes of shipped steel, respectively, 70% in 2004 and 81% in 2005 of which came from the other sectors of the Arcelor group. The A3S sector recorded operating results of €398 million in 2004 and €254 million in 2005.

The mailing address and telephone number of Arcelor’s principal executive offices are:

Arcelor S.A.

19, avenue de la Liberté

L-2930 Luxembourg

+352 4792-1

Background to and Reasons for the Offer

Mittal Steel is making the Offer to unite the world’s two largest steel companies and to offer all shareholders the opportunity to participate in the combined entity’s future growth. The combined company would have unrivalled geographic scope, including leadership positions in five of the nine major world markets (South America, NAFTA, Western Europe, Central and Eastern Europe and Africa), and would be the first steel company to produce over 100 million tons of steel annually. Operational cost synergies, primarily in the areas of purchasing, marketing and trading, and manufacturing process optimization, generated by the combination are estimated to reach $1.6 billion, before tax, by the end of 2009. There is no guarantee, however, that the combined company will be able to recognize these operational cost synergies in full or at all. Mittal Steel’s inability, due to its lack of access to non-public Arcelor information, to assess loss contingencies and other items may affect or offset the amount of any potential synergies.

The steel industry remains relatively fragmented and the transaction represents a step change in its consolidation. The combined entity will offer a strengthened range of products and solutions for global customers while maximizing opportunities with a global distribution and trading network. It will benefit from increased efficiency in the combined asset base through investment and operational excellence, with input costs being controlled through the substantial vertical integration of mining and steel making operations.

See “The Offer—Rationale for the Offer.”

Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder

Memorandum of Understanding

As noted above, on June 25, 2006, Mittal Steel, Arcelor and the Controlling Shareholder (as defined in “Certain Defined Terms”) executed a Memorandum of Understanding relating to the terms of the Offer and various other matters. References herein to the “Company” refer to each of Mittal Steel and Arcelor pre-integration, and to the top-level company in the Group following the merger of Arcelor and Mittal Steel, as provided below. For a complete description of the Memorandum of Understanding, see “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder.”

Revised Offer and Recommendation of the Board of Directors of Arcelor

Pursuant to the Memorandum of Understanding, among other things, Mittal Steel agreed to revise the Offer consideration, as described above, and the Board of Directors of Arcelor agreed to recommend that its security holders accept the revised Offer. Arcelor will publish a document in response to Mittal Steel’s revised Offer in the coming days, which will state more fully the Arcelor Board of Directors’ views. This document is expected to be available on Arcelor’s website at http://www.arcelor.com.

The combined entity, to be domiciled and headquartered in Luxembourg, will be named “Arcelor-Mittal.” As soon as practical following the completion of the revised Offer, the parties will seek to merge Mittal Steel into Arcelor. The structure of the combined entity will be determined based upon tax and other considerations. The merger of Mittal Steel into Arcelor is expected to take place during the first half of 2007. This combined entity would retain listings on the NYSE and in Paris, Amsterdam, Brussels, Luxembourg and Madrid, where Mittal Steel shares will be listed upon completion of the Offer.

Corporate Governance

Pursuant to the Memorandum of Understanding, certain special governance mechanisms designed to favor integration of Arcelor and Mittal Steel will be put in place for an initial term of three years (the “Initial Term”). These mechanisms will apply to both Arcelor and Mittal Steel pending merger of the two entities and then to the resulting combined entity. After the Initial Term, the combined entity’s corporate governance will be reviewed in order to reflect the best standards of corporate governance for comparable companies, and in particular the NYSE standards, as applicable to foreign private issuers, and the Luxemburg Code of Governance.

Following completion of the Offer, each Company will be governed by an identical Board of Directors and an identical Management Board. Each Board of Directors will be a non-executive board and the day-to-day management of the group will be entrusted to the relevant Management Board.

Board of Directors

The Board of Directors of each Company will be composed of 18 non-executive members, the majority of whom will be independent.

•	Six members will be nominated by Mittal Steel, three of whom will be independent.

•	Six members will be from the existing Arcelor Board.

•	Three members will be existing Arcelor Board members representing existing Arcelor major shareholders.

•	A further three members will be employee representatives.

All directors will be elected by the general meeting of shareholders for a period of three years. All shares in the Company will have identical voting and economic rights.

Chairman and President

The Board of Directors of Mittal Steel, Arcelor and the Company will appoint a Chairman and a President. Initially, the Chairman will be Mr. Joseph Kinsch, currently Chairman of Arcelor’s Board of Directors, and the President will be Mr. Lakshmi Mittal, currently Chairman of Mittal Steel’s Board of Directors. Upon the retirement of Mr. Kinsch, Mr. Mittal will assume the role of Chairman and the successor to the President will be proposed by Mr. Kinsch.

During the Initial Term, the agenda of the Board of Directors’ meetings shall be jointly agreed by the Chairman and the President and shall include any matters proposed to be included on the agenda jointly by the Chairman and the President.

Board Committees

Each Board of Directors will appoint (i) an Audit Committee composed solely of independent directors and (ii) an Appointments and Remuneration Committee composed of 4 members, including the President (for as long as there is a President and thereafter an independent director), the Chairman and two independent directors.

The Audit Committee will be chaired by an independent director. Decisions will be made by a simple majority vote with no member having a casting vote.

The Appointments and Remuneration Committee will be in charge of making recommendations to each Board of Directors relating to the appointment of the members of the Boards of Directors, and the appointment and remuneration of the members of the Management Boards.

Management Board

Each Company Management Board will be comprised of the current four members of the Arcelor management board plus an additional three members nominated by Mittal Steel’s current Board of Directors.

During the Initial Term, the appointment and remuneration of CEOs and board members of the main subsidiaries and the heads of the main business units and corporate functions will be decided by each Company Management Board unanimously.

Standstill

The Controlling Shareholder has agreed to a standstill at its level of ownership following completion of the revised Offer and any subsequent offer or compulsory buy-out, or at a ceiling of 45% of the then issued Company shares if and when the Mittal family’s holding falls below 45%. The Controlling Shareholder will be entitled to cross such thresholds in certain circumstances, such as with the consent of a majority of the independent directors or in case of passive crossing of such thresholds.

Lock up

The Controlling Shareholder has agreed to a 5-year lock-up, subject to certain exceptions, including the right to dispose of up to 5% of the Company share capital after the second year.

Other provisions

In consideration of the revision of the terms of Mittal Steel’s Offer and of the corporate governance rules set forth above, Arcelor has agreed not to solicit or enter into, entertain or pursue any discussion or negotiation with any third party, including Alexey Mordashov or Severstal, relating to any acquisition proposal relating to Arcelor shares, other than in the context of the filing by a third party of a superior offer taking the form of a takeover bid for the entire share capital of Arcelor.

In the event that any Arcelor shares are issued under the Strategic Alliance Agreement announced by Arcelor on May 26, 2006, the corporate governance rules set forth above shall terminate.

Confirmation of Social Commitments

Consistent with the Arcelor/Mittal model, as described in “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder” below, the combined company will respect fully all of Arcelor’s social and industrial commitments. There will be no restructuring plan, collective lay offs or other employee reduction plans within Arcelor in the European Union as a result of the integration of the Mittal Steel and Arcelor groups over and above Arcelor’s announced restructuring plans and in connection with the implementation of the remedy package agreed upon with the European Union antitrust authorities. Arcelor and Mittal Steel intend to continue promoting employee share ownership in line with best corporate practices for continental European listed companies.

Dofasco

Arcelor and Mittal Steel have not been able to reach agreement as to the ultimate disposition of Dofasco Inc. in the Memorandum of Understanding. Discussion of this question will continue following successful completion of the Offer. Mittal Steel remains committed to selling Dofasco to ThyssenKrupp AG in accordance with its agreements with ThyssenKrupp and the U.S. Department of Justice.

Arcelor Agreement Regarding Severstal

Arcelor announced on May 26, 2006 that it had signed an agreement (the “Strategic Alliance Agreement” or “SAA”) with Mr. Alexey Mordashov, the controlling shareholder of OAO Severstal, a steel company organized in Russia, providing for the contribution by Mr. Mordashov to Arcelor of his approximately 89% interest in Severstal (including related mining interests and the Italian steelmaker Lucchini) and €1.25 billion cash in exchange for 295 million newly-issued shares representing an interest of approximately 32% in Arcelor. In addition, the SAA provides certain special management rights and restrictions for Mr. Mordashov, a standstill, a lock-up of his Arcelor shares and various other provisions. On June 12, 2006, Arcelor issued an information document relating to the proposed transaction and describing the terms and conditions of the SAA. Mittal Steel has not had access to the SAA or related documents so the following description is based on the June 12, 2006 information document.

Unless Mittal Steel waives the Minimum Tender Condition and certain other conditions to the Offer (see “The Offer - Terms and Conditions of the Offer - Conditions to the Offer; Possible”), it will not be possible for both the Offer and the transactions under the SAA to be consummated together. Mittal Steel has no current plan or intention to waive such conditions. Mittal Steel’s expectation is that the SAA will be terminated by Arcelor as described below.

According to the information document, Arcelor has the right to terminate the SAA at any time prior to the closing of the transactions contemplated by the SAA: (1) if Mittal Steel or any other person who makes an offer for Arcelor acquires shares representing 50% or more of Arcelor’s share capital on a fully—diluted basis, including the shares to be issued to Mr. Mordashov, which would be approximately 73% of the shares currently outstanding, (2) if more than 50% of the currently outstanding shares of Arcelor vote against the proposed transaction at a special Arcelor shareholders’ meeting convened to consider such transaction, and (3) in certain other limited circumstances. Mr. Mordashov has the right to terminate the SAA prior to the closing thereunder in the foregoing circumstances and if Arcelor’s Board of Directors publicly approves or recommends an acquisition proposal relating to the Arcelor shares, as it has pursuant to the Memorandum of Understanding.

In addition, during the three-month period following the date of settlement of the Offer, either Arcelor or Mr. Mordashov may terminate the SAA and unwind the transactions thereunder following the closing of such transactions, if Mittal Steel acquires shares representing 50% or more of Arcelor’s share capital on a fully-diluted basis.

There is a break-up fee of €140 million payable by Arcelor to Mr. Mordashov if the SAA is terminated in certain circumstances, including those listed in the two preceding paragraphs.

On June 20, 2006, Severstal announced that it and Mr. Mordashov had proposed to Arcelor’s Board of Directors revised terms of the SAA, including (1) the exchange of Mr. Mordashov’s 89% interest in Severstal for only 210 million newly-issued Arcelor shares, representing approximately 25% of Arcelor’s post-completion share capital, (2) elimination of certain special management rights of Mr. Mordashov, subject to the removal of restrictions on his right to vote his shares freely and of certain standstill and lock-up provisions, and (3) elimination of the previously envisaged €1.25 billion cash contribution.

On June 25, 2006, Arcelor’s Board of Directors considered Mittal Steel’s revised Offer and Mr. Mordashov’s revised proposal and determined that Mittal Steel’s revised Offer was superior as a whole to Mr Mordashov’s revised proposal and, accordingly, unanimously recommended Mittal Steel’s revised Offer. In the Memorandum of Understanding, Arcelor has undertaken to terminate the SAA and all ancillary agreements related thereto as soon as it is entitled to do so under the terms and conditions of the SAA and such ancillary agreements, including in the event that shareholders representing 50% of the issued share capital vote against it at the Arcelor extraordinary shareholders’ meeting convened on June 30, 2006 to vote on the transaction envisaged in the SAA.

Mittal Steel will announce the result of the June 30 Arcelor shareholder vote by press release. If that shareholder vote is insufficient to enable Arcelor to terminate the SAA, Mittal Steel intends to seek a level of tenders in the Offer, i.e., more than 50% of the Arcelor shares on a fully-diluted basis, that would permit Arcelor to terminate the SAA. This is the same level of tenders that will satisfy the Minimum Tender Condition for the Offer.

While there can be no assurance of success, it is Mittal Steel’s intention and expectation to acquire more than 50% of Arcelor’s total issued shares and voting rights, on a fully-diluted basis, pursuant to the Offer. Consequently, Mittal Steel believes that, in accordance with the provisions summarized above, the SAA will be terminated and never consummated or, if consummated, will be unwound. Assuming that it will be due, the €140 million break-up fee will represent an additional cost of the Offer, which Mittal Steel does not consider material and which would be funded from the general financial resources of Arcelor and/or Mittal Steel.

Mittal Steel has no current plan or intention to waive the Minimum Tender Condition (see “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition”). If, at some time in the future, Mittal Steel were to decide to waive this Condition, it will publish a press release to this effect (as provided in “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Consequences of Failure to Meet Conditions to the Offer”) and will provide appropriate disclosure, in light of all the facts and circumstances prevailing at the time, as to the potential consequences of Mittal Steel’s owning less than 50% of Arcelor if Arcelor in turn owns 89% of Severstal. Such disclosure will be filed with or incorporated into the Registration Statement on Form F-4 of which this prospectus forms a part.

In addition, if consummated, the transactions contemplated between Arcelor and Mr. Mordashov under the SAA would cause the failure of one and possibly two other conditions to the Offer (the absence of shareholder approval for the issuance of Arcelor new securities and the occurrence of an event or action that alters Arcelors’s substance), thereby permitting Mittal Steel to withdraw the Offer. See “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of the Offer.” In the event that one or both of such conditions ultimately fails as a result of the consummation of such transactions and Mittal Steel decides to invoke its right to withdraw the Offer as a result, Mittal Steel will issue a press release as soon as possible after such consummation but in no event later than the scheduled settlement date of the Offer. See “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Consequences of Failure to Meet Conditions to the Offer.” As with the Minimum Tender Condition, Mittal Steel currently has no plan or intention to waive such condition(s). Any such decision would depend on an evaluation of the totality of the circumstances prevailing at the time.

According to information published by Arcelor, Severstal is the largest Russian steel producer, with 2005 annual steel production of 17.1 million tonnes. It is the second largest flat steel producer in Russia with annual steel production of 10.9 million tonnes. In addition, Severstal owns Severstal North America, the fifth largest integrated steel maker in the United States with 2005 production of 2.7 million tonnes, and Lucchini, Italy’s second largest steel group with 2005 production of 3.5 million tonnes. Severstal- Resource produces coking coal, thermal coal, iron ore pellets and iron ore concentrate, and generated revenues of €1.12 billion in 2005.

See “Information Relating to Arcelor—Press release announcing Arcelor’s agreement to merge with Severstal (released May 26, 2006)” in Annex B hereto.

Conduct of the Offer

The U.S. Offer and the European Offer; Documentation	The Offer is being conducted through two separate offers:

•	the U.S. Offer, open to all holders of Arcelor shares and Convertible Bonds who are U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and to all holders of Arcelor ADSs, wherever located; and

•

the European Offer, open to (i) holders of Arcelor shares and Convertible Bonds who are located in Belgium, France, Luxembourg and Spain and (ii) holders of Arcelor shares and Convertible Bonds who are located outside of Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the

United States to the extent that such holders may participate in the European Offer pursuant to applicable local laws and regulations.

The U.S. Offer and the European Offer have identical terms and conditions other than the date of commencement and the duration of the initial acceptance period (see “The Offer—Terms and Conditions of the Offer—Expiration Date”).

The U.S. Offer is being made using this prospectus. The European Offer is being made using a European offer document (consisting of an information document and a share prospectus, as supplemented).

See “The Offer—Conduct of the Offer—The U.S. Offer and the European Offer; Documentation.”

Applicable Rules

Mittal Steel intends to conduct the Offer in compliance with the applicable regulatory requirements in the jurisdictions in which Arcelor’s securities are listed (Belgium, France, Luxembourg and Spain) and in Arcelor’s seat of incorporation (Luxembourg), as determined by the regulatory authorities of such jurisdictions, as well as the applicable requirements of the U.S. tender offer rules found in Regulation 14E under the Exchange Act. The European requirements and procedures applicable to the Offer conflict with our ability to comply with Rules 14e-1(c) and 14e-1(d) under the Exchange Act, and Mittal Steel is relying on the so-called “Tier II” exemption under the Exchange Act with respect to those rules. See “The Offer—Conduct of the Offer—Applicable Rules; Differences from U.S. Requirements.”

SEC Relief

In connection with the Offer, Mittal Steel’s financial advisors have sought and received from the SEC exemptive relief from the requirements of Rule 14e-5 under the Exchange Act that permits Mittal Steel’s financial advisors or their affiliates to make purchases of, or arrangements to purchase, Arcelor securities outside the United States other than pursuant to the Offer. Mittal Steel expressly draws attention to the fact that, subject to applicable regulatory requirements, Mittal Steel’s financial advisors and their affiliates or nominees or brokers (acting as agents) have the ability to make certain purchases of, or arrangements to purchase, Arcelor securities outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. In the event they were made, these purchases or arrangements to purchase would only be conducted to the extent permitted by the relevant regulators in Belgium, Luxembourg, France and Spain, or by the relevant regulation in these four jurisdictions, and applicable U.S. securities laws (except to the extent of any exemptive relief granted by the SEC).

In addition, Mittal Steel has sought and received from the SEC exemptive relief confirming that the conduct of the European Offer concurrently with the U.S. Offer would not conflict with the requirements of Rule 14e-5 under the Exchange Act.

See “The Offer—Conduct of the Offer—SEC Relief.”

Terms of the Offer

Scope of the Offer

The Offer is made for all Arcelor shares and Convertible Bonds that were outstanding as of the first filing date of the European Offer with certain competent European securities regulatory authorities (i.e., February 6, 2006), namely (and based on then-publicly available Arcelor information):

•	all issued Arcelor shares as of February 6, 2006, i.e., 620,003,031 shares (excluding 19,771,296 Arcelor shares held as treasury shares that Arcelor has undertaken in the Memorandum of Understanding not to tender in the Offer and including shares represented by ADSs);

•	all Convertible Bonds outstanding as of February 6, 2006, i.e., 38,961,038 Convertible Bonds;

•	all Arcelor shares that will be issued prior to the expiration of the initial acceptance period of the Offer (or any subsequent offering period, as described herein) upon the conversion of Convertible Bonds, i.e., up to 41,999,999 shares (based on a conversion ratio of 1.078; on May 29, 2006, Arcelor paid a €1.85 dividend per share in respect of the 2005 fiscal year, upon which, as announced by Arcelor on April 14, 2006, the conversion/exchange ratio of the Convertible Bonds was modified from 1.027 to 1.078); and

•	all Arcelor shares that will be issued before the end of the initial acceptance period of the Offer (or any subsequent offering period, as described herein) upon the exercise of Arcelor stock subscription options granted prior to February 6, 2006 or in exchange for Usinor shares issued upon the exercise of Usinor stock subscription options granted prior to February 6, 2006, i.e., up to 4,675,676 shares.

The Offer is also made for all outstanding Arcelor ADSs that represent any of the securities listed above.

See “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Securities Covered by the Offer.”

Consideration	The Offer is comprised of both a Primary Offer and two Secondary Offers. Pursuant to the Primary Offer, we are offering to exchange:

•	13 Mittal Steel class A common shares and €150.60 in cash for every 12 Arcelor shares or Arcelor ADS tendered; and

•	13 Mittal Steel class A common shares and €188.42 in cash for every 12 Convertible Bonds tendered.

If you hold Arcelor shares or Arcelor ADSs, then, in addition to, or instead of, this mix of Mittal Steel class A common shares and cash, you may elect to tender all or a portion of your Arcelor shares or Arcelor ADSs into one or both of the Secondary Offers. We are offering to exchange:

•	€40.40 in cash for each Arcelor share or Arcelor ADS tendered in the secondary cash offer (the “Secondary Cash Offer”); or

•	11 Mittal Steel class A common shares for every 7 Arcelor shares or Arcelor ADSs tendered in the secondary exchange offer (the “Secondary Exchange Offer”).

The cash consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date, and will be distributed, less any required withholding taxes and without interest thereon, to such holders.

The consideration set out above in the Primary and Secondary Offers is subject to adjustment if Arcelor makes specified distributions in respect of its share capital, acquires its shares or issues new voting securities or securities conferring the right to subscribe for, acquire or convert into voting securities, as set out in detail herein. Arcelor has undertaken in the Memorandum of Understanding not to take any such actions, other than the possible issuance of shares if and as required by the SAA and the payment of dividends. The Memorandum of Understanding is, however, subject to termination in specified circumstances.

On April 4, 2006, the Board of Directors of Arcelor announced its intention to distribute a total amount of €5 billion to Arcelor shareholders through one or a combination of a share buy-back, an exceptional dividend distribution or a self-tender offer. On May 26, 2006, Arcelor announced its intention to increase this distribution to €6.5 billion. On June 19, Arcelor cancelled an extraordinary meeting of its shareholders scheduled for June 21, 2006 to vote on this distribution. It has now undertaken in the Memorandum of Understanding not to propose any such distribution while the revised Offer is pending. The Memorandum of Understanding is, however, subject to termination in specified circumstances.

You are not required to make the same election for all of the Arcelor shares and Arcelor ADSs that you tender, and you may make any of these elections for all or some of the Arcelor shares and Arcelor ADSs that you tender. Tenders in the two Secondary Offers set out above, however, are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the consideration paid in the European Offer and the U.S. Offer, on a combined basis, consisting of New Mittal Steel Shares (the “Share Portion of the Offer”) and the portion of the consideration paid in the European Offer and the U.S. Offer, on a combined basis, consisting of cash (the “Cash Portion of the Offer”) (excluding the effect of the treatment of fractional shares that would otherwise be issued) will be 68.9% and 31.1%, respectively, subject to adjustment if the consideration is adjusted as described above.

Any price adjustment could result in the extension of the initial acceptance period of the Offer, depending on its timing.

See “The Offer—Terms and Conditions of the Offer.”

Evolution of Offer Consideration

On January 27, 2006, Mittal Steel issued a press release announcing its intention to launch the Offer. The initial consideration (subject to adjustment following certain actions by Arcelor) offered by Mittal Steel in the Primary Offer was 4 Mittal Steel class A common shares and €35.25 in cash for every 5 Arcelor shares or Arcelor ADSs, and 4 Mittal Steel class A common shares and €40.00 in cash for every 5 Convertible Bonds. The initial consideration offered by Mittal Steel in the Secondary Offers was €28.21 in cash for each Arcelor share or Arcelor ADS, or 16 Mittal Steel class A common shares for every 15 Arcelor shares or Arcelor ADSs.

On May 19, 2006, Mittal Steel issued a press release announcing a revised Offer. The revised consideration (subject to adjustment following certain actions by Arcelor) offered by Mittal Steel in the Primary Offer was 1 Mittal Steel class A common share and €11.10 in cash for each Arcelor share or Arcelor ADS, and 1 Mittal Steel class A common share and €12.12 in cash for each Convertible Bond. The revised consideration in the Secondary Offers was €37.74 in cash for each Arcelor share or Arcelor ADS, or 17 Mittal Steel class A common shares for every 12 Arcelor shares or ADSs.

On May 29, 2006, Arcelor paid its announced dividend of €1.85 per share, which triggered the announced adjustment mechanisms to the Offer consideration. As a result of the payment of the €1.85-per-share dividend, the consideration for the Primary Offer was adjusted to 1 Mittal Steel class A common share and €10.05 in cash for each Arcelor share or Arcelor ADS tendered, and 1 Mittal Steel class A common share and €12.92 in cash for each Convertible Bond. The consideration for the Secondary Offers was adjusted to €36.69 in cash for each Arcelor share or Arcelor ADS, or 1.3773 Mittal Steel class A common shares for each Arcelor share or Arcelor ADS. On June 7, 2006, Mittal commenced the U.S. Offer. The original prospectus for the U.S. Offer, dated June 7, 2006 and related forms of acceptance and letter of transmittal provided for this adjusted Offer consideration.

On June 25, 2005, Mittal Steel revised the Offer terms to those set out herein pursuant to the terms of the Memorandum of Understanding.

Conditions	The Offer is subject to the following conditions:

•	Arcelor securities representing more than 50% of the total share capital and voting rights of Arcelor, on a fully-diluted basis, are tendered in the U.S. Offer and the European Offer, on a combined basis;

•	(i) Between February 6, 2006 and the end of the initial acceptance period of the Offer, no exceptional event beyond the control of Mittal Steel occurs relating to Arcelor (other than any decision or action taken by competent competition authorities in relation to the currently proposed combination of Mittal Steel and Arcelor), and (ii) between February 6, 2006 and the settlement date of the Offer, Arcelor does not take any action that, in either case, materially alters Arcelor’s substance, substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the Offer; and

•	Any new voting securities or any new securities conferring the right to subscribe for, acquire or convert into voting securities (other than securities specifically covered by the Offer as set out herein), such securities being referred to herein as “New Securities,” issued by Arcelor between February 6, 2006 and the settlement date of the Offer shall have been issued pursuant to specific authorization by Arcelor shareholders granted after February 6, 2006.

The conditions are for the benefit of Mittal Steel, and Mittal Steel reserves the right to maintain the Offer even if one or more of them is not satisfied. Without prejudice to the generality of the foregoing, Mittal Steel specifically reserves the right to waive the first condition summarized above at any time until the announcement of the results of the Offer. In the Memorandum of Understanding, Mittal Steel has agreed not to waive this condition unless it holds (through securities tendered in the Offer and with any person(s) acting in concert with it), after completion of the Offer, at least 215 million shares of Arcelor. The timing of any waiver of this condition could result in the extension of the initial acceptance period of the Offer.

See “The Offer—Terms and Conditions of the Offer” and “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer.”

Grounds for Withdrawing the Offer

Mittal Steel may withdraw the Offer if any of the conditions summarized under “—Conditions” above is not satisfied. In addition, in the event that New Securities are issued after February 6, 2006 pursuant to specific authorization of Arcelor shareholders granted after such date, Mittal Steel may withdraw the Offer subject to the prior consent of the French Autorité des marchés financiers (the “AMF”), the Belgian Commission Bancaire, Financière et des Assurances (the “CBFA”), the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) and/or the Spanish Comisión Nacional del Mercado de Valores (the “CNMV,” and, together with the AMF, the CBFA and the CSSF, the “European Regulators”), insofar as required by applicable law. As an alternative to withdrawal of the Offer in the event of the issuance of New Securities between February 6, 2006 and the settlement date of the Offer, irrespective of whether such issuance is pursuant to specific Arcelor shareholder authorization granted after February 6, 2006, Mittal Steel may extend the Offer to such New Securities, possibly after amending its terms to reflect the changed economics of the Offer resulting from the issuance of the New Securities.

The extension of the Offer to New Securities could result in the extension of the initial acceptance period for the Offer, depending on its timing. See “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Issuance of New Securities.”

Mittal Steel may also withdraw the Offer within five Business Days following the publication of an offer document relating to a competing or improved competing offer.

See “The Offer—Terms and Conditions of the Offer—Grounds for Withdrawing the Offer.”

Expiration Date

The initial acceptance period for the U.S. Offer began on the date of commencement of the U.S. Offer (June 7, 2006) and will close at 12:00 midnight, New York City time, on Thursday, July 13, 2006, unless it is extended.

The initial acceptance period of the Offer could be extended if a competing bid is made for Arcelor securities, we increase the Offer consideration or make other material changes in the terms and conditions of the Offer, if Arcelor adopts certain defensive measures or to comply with applicable regulatory requirements.

In particular, the initial acceptance period shall be extended such that it is open for ten Business Days after publication of any of (i) or (ii) below or for five Business Days after the publication of (iii) below:

(i)	the first public announcement by Mittal Steel of an adjustment to the consideration offered for Arcelor securities pursuant to “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Primary Mixed Cash and Exchange Offer” and “The Offer—Terms and Conditions of the Offer—Offer for Arcelor Shares—Secondary Cash and Exchange Offers;”

(ii)	the first public announcement by Mittal Steel of Mittal Steel’s extension of the Offer to New Securities issued by Arcelor after amending the terms of the Offer in accordance with “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares” and “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities;” or

(iii)	a supplement to this prospectus containing a material change other than those described in (i) and (ii) above.

The initial acceptance period for the European Offer will expire on July 13, 2006. If the initial acceptance period of the European Offer is extended beyond July 13, 2006, Mittal Steel intends to extend the initial acceptance period of the U.S. Offer so that the initial acceptance periods of the European Offer and the U.S. Offer expire on the same date.

If Mittal Steel decides to extend the initial acceptance period, as described above, it will publish a press release announcing such decision.

See “The Offer—Terms and Conditions of the Offer—Expiration Date.”

Subsequent Offering Period

Mittal Steel may elect and reserves the right to provide a subsequent offering period of at least ten Business Days if Mittal Steel acquires at least two-thirds of Arcelor’s total share capital and voting rights, or more than 50% if there is a concurrent competing offer for the Arcelor securities. Mittal Steel shall make such election within ten Business Days from the date on which the results of the Offer are published in the manner described in “The Offer—Acceptance and Return of Arcelor Securities.” If it so elects, Mittal Steel will issue a press release to announce the date of opening and duration of such subsequent offering period.

In the event that Mittal Steel acquires 90% or more of Arcelor’s shares, it will issue a press release announcing a subsequent offering period of at least 15 Business Days. This subsequent offering period shall start within the month following the date on which the results of the Offer are published in the manner described in “The Offer—Acceptance and Return of Arcelor Securities.” This mandatory offer requirement would also apply in the event that Mittal Steel were to acquire 90% of Arcelor following completion of a subsequent offering period, triggering an additional subsequent offering period.

In addition, pursuant to applicable Luxembourg takeover regulations if Mittal Steel acquires control of Arcelor (which would be the case if Mittal Steel acquires 33 1/3% or more of Arcelor’s voting securities), the remaining Arcelor securityholders would be entitled to tender their Arcelor securities in a subsequent 15-day offer period starting on the day of publication of the results of the Offer.

If a subsequent offering period for the European Offer is announced, Mittal Steel intends to announce a corresponding subsequent offering period for the U.S. Offer.

A subsequent offering period, if one is provided, will be an additional period of time beginning after Mittal Steel has acquired Arcelor securities tendered during the Offer, during which holders may tender their Arcelor securities. The terms of such subsequent offering period will differ from those provided in subsequent offering periods found in U.S. domestic tender and exchange offers pursuant to Rule 14d-11 under the Exchange Act.

During any subsequent offering period, Mittal Steel shall offer the same consideration as that offered during the initial acceptance period (subject to the same adjustment mechanisms).

The subsequent offering period will be subject to a number of conditions and the right of Mittal Steel to terminate the subsequent offering period. Specifically, the subsequent offering period will be subject to the condition set forth in clause (ii) of the second bullet summarized in “—Conditions” above (and “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” herein) and the condition set forth in the third bullet summarized in “—Conditions” above (and “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities” herein). Failure of such conditions during any subsequent offering period will entitle Mittal Steel to terminate the subsequent offering period.

Moreover, the grounds available to Mittal Steel for withdrawing the Offer as described in “—Grounds for Withdrawing the Offer” will apply to any subsequent offering period. Thus, in the event that New Securities are issued after February 6, 2006 pursuant to Arcelor shareholder authorization, Mittal Steel may terminate the subsequent offering period subject to the prior consent of the relevant European Regulators, and Mittal Steel may also terminate the subsequent offering period within five Business Days following the publication of an offer document relating to a competing or an improved competing offer.

Any termination of the subsequent offering period shall not affect securities tendered during the initial acceptance period, since such securities would have been purchased on the settlement date of the initial acceptance period. If the subsequent offering period is not terminated as a result of the issuance of New Securities, the Offer will be extended to the New Securities, possibly after amendment of its terms.

During any subsequent offering period, withdrawal rights shall apply with respect to tenders made during such subsequent offering period; however, holders who previously tendered during the initial offering period will not be able to withdraw their tenders since their securities will have already been purchased.

See “The Offer—Terms and Conditions of the Offer—Subsequent Offering Period.”

Procedures for Tendering Arcelor Securities

The procedure for tendering Arcelor securities into the U.S. Offer varies depending on a number of factors, including (i) whether you hold Arcelor shares, Convertible Bonds or Arcelor ADSs, (ii) whether you possess physical certificates or a financial intermediary holds physical certificates for you, and (iii) whether you hold your Arcelor securities through a U.S. custodian or directly through a financial intermediary located in France, Belgium, Luxembourg, Spain or elsewhere. You should read carefully the detailed summary of procedures for tendering the different types of Arcelor securities set forth in “The Offer—Procedures for Tendering Arcelor Securities.”

Withdrawal Rights of Securityholders

Holders of Arcelor securities may withdraw tendered securities at any time during the initial acceptance period for the Offer. Moreover, if the initial acceptance period for the Offer is extended as described in “The Offer—Terms and Conditions of the Offer—Expiration Date,” holders of Arcelor securities who have previously tendered their securities may withdraw them until the end of the initial acceptance period so extended.

See “The Offer—Terms and Conditions of the Offer—Withdrawal Rights of Securityholders.”

Delivery of Mittal Steel Shares and Cash

The Global Centralizing Agent will deliver New Mittal Steel Shares and cash to local centralizing agents for Arcelor shares and Convertible Bonds held through a European central depositary, to Arcelor for Arcelor shares directly registered in the Arcelor share register and to the ADS Centralizing Agent for Arcelor ADSs promptly following the publication of the final results of the Offer. See “The Offer—Delivery of New Mittal Steel Shares and Cash.”

Regulatory Approvals

Antitrust notifications have been made in the European Union pursuant to Council Regulation (EC) 139/2004, in the United States pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and in other jurisdictions around the world. The statutory waiting periods have expired in the United States and the transaction has been cleared in Canada and the European Union, subject in the latter case to commitments. In the United States, the Department of Justice’s investigation continues with respect to one area of overlap between the parties’ North American operations. Mittal and the DOJ have agreed that, if the DOJ were to conclude that a remedy is necessary to resolve a competitive concern in this area, Mittal’s proposed sale of Dofasco to ThyssenKrupp would satisfy the Department’s concerns. If Mittal is unable to sell Dofasco to ThyssenKrupp, Mittal may instead resolve any competitive concern by selling an identified alternative asset.

See “Regulatory Matters.”

Listing of Mittal Steel Class A Common Shares

Mittal Steel class A common shares are currently listed on the NYSE and Euronext Amsterdam. Mittal Steel will apply to list the shares issued pursuant to the Offer on these exchanges, as well as on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges. See “The Offer—Listing of Mittal Steel Shares.”

Compulsory Acquisition; Delisting

To the extent permitted under applicable laws and stock exchange regulations, Mittal Steel may petition to cause the delisting of the Arcelor securities from all stock exchanges on which they are currently listed. Furthermore, subject to the completion of the Offer, Mittal Steel intends to cause Arcelor to terminate its deposit agreement with respect to the Arcelor ADR program. Should any of Arcelor’s shares remain outstanding after completion of the Offer, Mittal Steel will consider possible options to attain ownership of all of Arcelor’s share capital, including through any available compulsory buy-out procedure, merger or other corporate reorganization. As of May 22, 2006, Luxembourg law provides for a compulsory buy-out of minority shareholders, if following an offer the offeror owns 95% of the capital and voting rights of the target company. If Mittal Steel does not hold 95% or more of the capital and the voting rights of Arcelor following the Offer, Mittal Steel would consider other possible options to increase its shareholding in Arcelor. See “The Offer—Delisting; Termination of Arcelor ADR Program; Possible Redemption of Convertible Bonds,” “The Offer—Compulsory Acquisition” and “The Offer—Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure—Intentions Regarding Minority Buy-Out and Delisting.”

Dividends

The New Mittal Steel Shares issued in connection with the Offer will have the same dividend and other rights as Mittal Steel’s other class A common shares. Holders of the New Mittal Steel Shares will be entitled to any dividend declared as from the registration of the capital increase effected in connection with the issuance of such shares.

Early Redemption Rights Relating to Convertible Bonds

Both holders of Convertible Bonds and Arcelor have early redemption rights in certain circumstances. If neither Mittal Steel nor Arcelor provides a fairness opinion with respect to the Offer for Convertible Bonds, bondholders may, during the 60 days following the closing of the Offer, request early redemption at the higher of (i) the principal amount of the Convertible Bonds plus accrued interest, and (ii) the value of the consideration paid in the Offer for Arcelor shares as of the closing date multiplied by the conversion / exchange ratio for the Convertible Bonds then in effect (currently 1.078). If the Arcelor shares are delisted from all regulated markets, bondholders may request redemption at a price equal to the Convertible Bonds’ principal amount plus accrued interest. If less than 10% of the Convertible Bonds remain outstanding, Arcelor has the right to redeem all of the Convertible Bonds at their principal amount plus accrued interest. Mittal Steel has not provided and does not intend to provide such a fairness opinion. Mittal Steel does not currently know whether Arcelor intends to procure such an opinion.

See “The Offer—Delisting; Termination of Arcelor ADR Program; Possible Redemption of Convertible Bonds” for further information.

Mandatory Offer for Minority Interests in the Brazilian Subsidiaries

Arcelor holds a majority interest in two companies that are listed on the Brazilian stock exchange. Under Brazilian law, Mittal Steel will be required to offer to acquire the minority interests in these companies if it acquires control of Arcelor. The value of the interests and the consideration to be paid in such offer is subject to a number of variables. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries” for further information.

Comparison Of The Rights Of Arcelor Shareholders And Mittal Steel Shareholders

Depending on the consideration you elect and the results of the pro-ration and allocation procedures, you may receive Mittal Steel class A common shares if you tender your Arcelor securities. There are numerous differences between the rights of a shareholder in Arcelor, a Luxembourg société anonyme, and the rights of a shareholder in Mittal Steel, a Dutch naamloze vennootschap. For a summary of these differences, please see “Comparison of Rights of Shareholders Under Luxembourg and Dutch Law.” The Memorandum of Understanding provides, however, that following completion of the Offer and further analysis and implementation steps, Mittal Steel should be merged into Arcelor, a Luxembourg company. The exact timing of this merger is uncertain but is estimated to occur approximately nine to 12 months following completion of the Offer. See “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Post-Offer Merger.”

Interests of Directors and Executive Officers of Mittal Steel and Arcelor; Post-Offer Shareholding

No Mittal Steel director or executive officer owns any Arcelor securities. Mittal Steel’s Controlling Shareholder holds a number of the issued and outstanding Mittal Steel class A common shares and 100% of the issued and outstanding Mittal Steel class B common shares, together representing approximately 98% of the combined voting interest in Mittal Steel. Following the Offer, the Controlling Shareholder will retain at least a substantial minority shareholding.

Based on publicly available information, members of Arcelor’s Management Board collectively owned approximately 0.02% of the outstanding shares of Arcelor as of December 31, 2005. No information regarding ownership of Mittal Steel shares by any director or executive officer of Arcelor is publicly available.

Material U.S. Federal and Dutch Income Tax Consequences of the Exchange

The sale of Arcelor securities for cash and the exchange of Arcelor securities for Mittal Steel class A common shares will constitute a taxable disposition under U.S. federal income tax law. See “Taxation—United States Taxation.” Dividends

distributed by Mittal Steel generally will be subject to Dutch withholding tax. See “Taxation—Dutch Taxation—Withholding Tax.”

Requests for Assistance	If you have questions or want copies of additional documents, you may contact:

The information agent:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

1 800 347 4857

Banks and Brokers: 1 212 269 5550

or the dealer managers (solely for the U.S. Offer):

•	Goldman, Sachs & Co.
1 New York Plaza, 48th Floor
New York, New York 10004
1 800 323 5678;

•	Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
1 800 754 1370;

•	Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010
1 800 881 8320;

•	HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018
1 800 975 4722; and

•	SG Americas Securities, LLC
1221 Avenue of the Americas
New York, New York 10020
1 212 278 5595.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Company Names

Unless indicated otherwise, or the context otherwise requires, references in this prospectus to “Mittal Steel,” “we,” “us,” “our” and “the Company” or similar terms are to Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries). “Ispat International” refers to Ispat International N.V. and its subsidiaries as they existed prior to the business combination with LNM Holdings on December 17, 2004 and to its predecessor companies for periods prior to the organization of Ispat International in 1997. “LNM Holdings” refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their business combination with Ispat International on December 17, 2004 and to its predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings’ name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

To the extent that references in this prospectus to “Mittal Steel” are made with respect to time periods occurring before December 17, 2004, “Mittal Steel” means Ispat International and its subsidiaries and their predecessors adjusted after giving effect to the business combination with LNM Holdings and its subsidiaries and their predecessors. “ISG” refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG’s name was changed to “Mittal Steel USA ISG Inc.,” the operations were merged with Ispat Inland on December 31, 2005, and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this prospectus to “Mittal Steel USA” refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel’s other U.S. operating subsidiary, Ispat Inland Inc. All references in this prospectus to “Inland” refer to Ispat Inland Inc.

All references in this prospectus to “Mittal Steel Kryviy Rih” refer to the operations of Kryvorizhstal, Ukraine, which was acquired by the Company on November 25, 2005 and subsequently renamed OJSC Mittal Steel Kryviy Rih, or Mittal Steel Kryviy Rih.

All references in this prospectus to “Hunan Valin” refer to Hunan Valin Steel Tube & Wire Company, China.

References to “Arcelor” refer to Arcelor S.A., a “société anonyme” incorporated under Luxembourg law, having its registered office at 19 Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where applicable, its consolidated subsidiaries.

Certain Defined Terms

Unless indicated otherwise, or the context otherwise requires, references in this prospectus to:

•	“Articles of Association” refers to the amended and restated Articles of Association of Mittal Steel Company N.V., dated June 21, 2005;

•	“Business Day” means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system is operating and that is not a federal holiday in the

United States. TARGET as a whole is closed on Saturdays, Sundays, New Year’s Day, Good Friday and Easter Monday, May 1, Christmas Day and December 26. For the avoidance of doubt a “Business Day” shall be deemed to end at 12:00 midnight New York City time;

•	“C$” or “Canadian dollars” are to the lawful currency of Canada;

•	“Controlling Shareholder” refers to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal;

•	“euro” and “€” are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union of January 1, 1999 pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products and exclude direct reduced iron, or DRI;

•	“tons” or “net tons” or “ST” are to short tons and are used in measurements involving steel products, including liquid steel (a short ton is equal to 907.2 kilograms or 2000 pounds);

•	“tonnes” or “MT” are to metric tonnes and are used in measurements involving iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds); and

•	“USD,” “US dollars” or “$” are to the lawful currency of the United States.

All volume figures for shipments of our steel products include inter-company sales.

Financial Information

The financial information and certain other information presented in a number of tables in this prospectus has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Mittal Steel

All of the financial statements included in this prospectus for Mittal Steel have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial records of each of the operating subsidiaries are maintained in the currency of the country in which each subsidiary is located and using that country’s statutory or generally accepted accounting principles. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and are expressed in U.S. dollars, the reporting currency.

For purposes of its regulatory filings in Europe relating to its listing on Euronext Amsterdam, Mittal Steel also prepares, beginning with the fiscal year ended December 31, 2005, financial statements in accordance with International Financial Reporting Standards as endorsed by the

European Union (“IFRS”). In addition, the pro forma financial information included herein to reflect the acquisition of Arcelor by Mittal Steel was prepared on the basis of IFRS. IFRS differs in certain significant respects from U.S. GAAP and therefore our financial statements prepared under IFRS are not comparable with our financial statements prepared under U.S. GAAP that are incorporated by reference herein. See “Summary of Certain Differences between IFRS and U.S. GAAP (Unaudited).”

Incorporated by reference in this prospectus are: (i) the audited consolidated financial statements of Mittal Steel Company N.V. and its consolidated subsidiaries (adjusted after giving effect to the business combination with LNM Holdings, which has been accounted for on the basis of common control accounting), including the consolidated balance sheets as of December 31, 2004 and 2005, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2003, 2004 and 2005; (ii) the audited consolidated financial statements of ISG and its consolidated subsidiaries as of and for the year ended December 31, 2004, and the unaudited condensed consolidated financial statements of ISG for the three months ended March 31, 2005; and (iii) the unaudited pro forma condensed combined statement of operations of Mittal Steel for the year ended December 31, 2005, adjusted after giving effect to the acquisition of ISG using the purchase method of accounting and presented as if the acquisition was completed on January 1, 2005. The ISG annual consolidated financial statements as of and for the year ended December 31, 2004 have not been audited by Mittal Steel’s auditors.

On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Steel Holdings N.V., formerly LNM Holdings N.V. On December 20, 2004, LNM Holdings’ name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as “pooling-of-interests.” Therefore, these consolidated financial statements reflect the financial position and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V. as though Mittal Steel had been a stand-alone legal entity during 2003 and 2004. These consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses. Inter-company balances and transactions have been eliminated on consolidation.

Arcelor

Annex B to this prospectus includes the following financial information and documents published by Arcelor: (i) consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 and the management reports relating to such years; (ii) unaudited selected consolidated interim financial data as of March 31, 2006, as posted on Arcelor’s website on May 12, 2006; and (iii) the press release announcing Arcelor’s agreement to merge with Severstal, as posted on Arcelor’s website on May 26, 2006. The financial statements and data were prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. For a narrative discussion of certain relevant differences between IFRS and U.S. GAAP, see “Summary of Certain Differences between IFRS and U.S. GAAP (Unaudited).”

Market Information

This prospectus includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications, including but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on internal surveys, industry forecasts, market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified.

Internet Sites

Each of Mittal Steel and Arcelor maintains an Internet site. Mittal Steel’s Internet address is www.mittalsteel.com. Arcelor’s Internet address is www.arcelor.com. Information contained in or otherwise accessible through these Internet sites is not a part of this prospectus unless otherwise incorporated by reference in this prospectus, as described in “Incorporation of Certain Documents by Reference.” All references in this prospectus to Mittal Steel’s and Arcelor’s Internet sites are inactive textual references to these URLs and are for your information only.

NOTE ON ARCELOR INFORMATION

Mittal Steel has included in or annexed to this prospectus information concerning Arcelor insofar as it is known or reasonably available to Mittal Steel. However, Arcelor is not affiliated with Mittal Steel and has not permitted Mittal Steel access to its books and records or any other non-public information about it. Therefore, information concerning Arcelor that has not been made public is not available to Mittal Steel. Although Mittal Steel has no knowledge that would indicate that statements relating to Arcelor contained in this prospectus in reliance on publicly available information are inaccurate or incomplete, Mittal Steel was not involved in the preparation of such information or statements and, for the foregoing reasons, is not in a position to verify any such information or statements. See “Risk Factors—Risks Relating to the Offer—Mittal Steel has not been given the opportunity to conduct a due diligence review of the non-public records of Arcelor. Therefore, Mittal Steel may be subject to unknown liabilities of Arcelor that may have a material adverse effect on Mittal Steel’s profitability and results of operations”, and “Risk Factors—Risks Relating to the Offer—Mittal Steel has not verified the reliability of the Arcelor information included in this prospectus.”

Pursuant to Rule 409 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Mittal Steel requested in correspondence over the period from February 14 to April 7, 2006 that Arcelor provide Mittal Steel with information required for complete disclosure relating to its business, operations and financial condition in compliance with the requirements of Item 17 of Form F-4, including financial statements prepared in accordance with or reconciled to U.S. GAAP. During this correspondence, Arcelor requested clarification of Mittal Steel’s request, which Mittal Steel provided, and confirmation from Mittal Steel that Arcelor’s accession to its request would be without prejudice to Arcelor’s right to oppose Mittal Steel’s “hostile” offer, which Mittal Steel also provided. The correspondence culminated with Arcelor’s provision of an estimate of the time and cost (which Mittal Steel had offered to defray, subject to agreement on a budget) necessary for the preparation by Arcelor of a reconciliation to U.S. GAAP of its financial statements prepared in accordance with IFRS. This estimate led Mittal Steel to conclude that the requested information relating to Arcelor is not reasonably available to it.

The entry into the Memorandum of Understanding on June 25, 2006 does not change the situation discussed above. Although the Memorandum of Understanding requires some limited cooperation on regulatory matters (notably with regard to antitrust and to relief from the Luxembourg mandatory tender offer requirement, if applicable), it does not provide Mittal Steel with the right to perform due diligence with respect to Arcelor, give it access to Arcelor’s books and records, or require Arcelor to cooperate in the preparation of Mittal Steel’s disclosure in connection with the Offer, and, in response to a request, Arcelor has confirmed that it is not prepared to cooperate in such regard at this time.

Mittal Steel also requested in such correspondence with both Arcelor and Arcelor’s independent public accountants that the latter consent in a customary manner to the inclusion of their audit reports with respect to the financial statements of Arcelor included in this prospectus. Arcelor ultimately offered to request its independent public accountants to consider to provide such consent subject to several conditions. Arcelor also stated that its independent public accountants had advised that their ability to issue such consent would be subject to Mittal Steel obtaining from the SEC staff confirmation that the staff would not object to the inclusion of audit reports which relate to audits conducted in accordance with International Standards of Auditing (“IAS”) rather than the standards promulgated by the Public Company Accounting Oversight Board. Based on Mittal Steel’s understanding that an audit report prepared on the basis of IAS would not be acceptable to the SEC, Mittal Steel considers that obtaining such consent is impracticable.

Mittal Steel will provide any and all information that it receives from Arcelor or its independent public accountants at least five Business Days prior to the expiration of the Offer that Mittal Steel deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto.

EXCHANGE RATE AND CURRENCY INFORMATION

Certain financial information contained herein is presented in euro. References herein to “euro,” “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union. References to “$,” “U.S.$” and “U.S. dollars” are to the lawful currency of the United States.

Mittal Steel publishes its financial statements in U.S. dollars, and Arcelor publishes its financial statements in euro. This prospectus contains translations of some euro amounts into U.S. dollars. These amounts are provided solely for your convenience. Unless otherwise indicated, translations of euro amounts into U.S. dollars were made at the rate of €1.00 = $1.2214, which was the Bloomberg EURUSD exchange rate at the close of trading in Mittal Steel class A common shares on NYSE on January 26, 2006.

The following table shows the period-end, average, high and low Noon Buying Rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the euro, expressed in U.S. dollars per one euro, for the periods and dates indicated.

Month	Period End	Average rate(1)	High	Low
U.S. dollar/Euro

Month to June 26, 2006	1.26	1.27	1.30	1.25
May 2006	1.28	1.28	1.29	1.26
April 2006	1.26	1.23	1.26	1.21
March 2006	1.21	1.20	1.22	1.19
February 2006	1.19	1.19	1.21	1.19
January 2006	1.22	1.21	1.23	1.20
December 2005	1.18	1.19	1.20	1.17
November 2005	1.18	1.18	1.21	1.17
October 2005	1.20	1.20	1.21	1.19
September 2005	1.21	1.22	1.25	1.20
August 2005	1.23	1.23	1.24	1.21
First Half 2005	1.21	1.28	1.35	1.20

Year
U.S. dollar/Euro

2005	1.18	1.24	1.35	1.17
2004	1.35	1.25	1.36	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
Source: Federal Reserve Bank of New York

(1)	The average of the Bloomberg EURUSD exchange rates on the last business day of each month (or portion thereof) during the relevant period for annual and semi-annual averages; on each business day of the month (or portion thereof) for monthly average.

Fluctuations in exchange rates that have occurred in the past are not necessarily indicative of fluctuations in exchange rates that may occur at any time in the future. No representations are made herein that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR MITTAL STEEL

The following table presents selected consolidated historical financial information for Mittal Steel for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. This selected consolidated financial information is derived from and should be read in conjunction with the audited consolidated financial statements of Mittal Steel for the years ended December 31, 2003, 2004 and 2005, including the notes thereto, incorporated by reference herein.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except per share data and percentages)
Statement of Income Data
Sales	$5,423	$7,080	$9,567	$22,197	$28,132
Cost of sales (exclusive of depreciation)	4,952	5,752	7,568	14,694	21,495
Depreciation	229	266	331	553	829
Selling, general and administrative expenses	204	298	369	804	1,062
Other operating expenses	75	62	—	—	—
Operating income / (loss)	(37)	702	1,299	6,146	4,746
Operating margin as a percentage of sales	(0.7)%	9.9%	13.6%	27.7%	16.9%
Other income (expense)—net	22	32	70	128	77
Income from equity investments	(2)	111	162	66	69
Financing costs:
Net interest expense	(235)	(222)	(175)	(187)	(229)
Net gain / (loss) from foreign exchange	(18)	15	44	(20)	40
Income / (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(270)	638	1,400	6,133	4,703
Net income / (loss)	(199)	595	1,182	4,701	3,365
Basic earnings / (loss) per common share after cumulative effect of change in accounting principle(1)	$(0.31)	$0.92	$1.83	$7.31	$4.90
Diluted earnings / (loss) per common share after cumulative effect of change in accounting principle(1)	$(0.31)	$0.92	$1.83	$7.31	$4.89
Dividends declared per share(2)	—	—	—	—	0.30

	At December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except number of shares)
Balance Sheet Data
Cash and cash equivalents, including short-term investments and restricted cash	$225	$417	$900	$2,634	$2,149
Property, plant and equipment—net	4,138	4,094	4,654	7,562	15,539
Total assets	7,161	7,909	10,137	19,153	31,042
Payable to banks and current portion of long-term debt	470	546	780	341	334
Long-term debt (including affiliates)	2,262	2,187	2,287	1,639	7,974
Net Assets	1,106	1,442	2,561	5,846	10,150
Share capital(3)	539	541	533	488	2,405
Weighted average common shares outstanding (millions)	646	648	647	643	687

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except quantity information)
Other Financial and Operating Data:
Net cash provided by operating activities	$237	$539	$1,438	$4,611	$3,974
Net cash (used in) investing activities	(214)	(360)	(814)	(801)	(7,612)
Net cash (used in) provided by financing activities	(92)	16	(282)	(2,329)	3,349
Total production of DRI (thousands of tonnes)	4,918	5,893	7,202	9,664	8,321
Total shipments of steel products (thousands of tons) (4)	18,634	24,547	27,446	42,071	49,178

(1)	Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.
(2)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.
(3)	Comprised of common shares and additional paid-in capital less treasury stock.
(4)	Includes all inter-company shipments.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR ARCELOR

The following table presents selected consolidated financial information of Arcelor for the years ended December 31, 2002, 2003, 2004, 2005, as set forth in (except as otherwise indicated) Arcelor’s annual reports for such years as posted on Arcelor’s web site. This selected consolidated financial information is derived from and should be read in conjunction with the respective consolidated financial statements of Arcelor for the years ended December 31, 2003, 2004 and 2005, including the notes thereto, annexed to this prospectus. In order to facilitate meaningful year-on-year comparisons, the financial statements as of and for the year ended December 31, 2004 have been adjusted to conform to the presentation in Arcelor’s 2005 annual report. See “Note on Arcelor Information” and “Risk Factors—Risks Relating to the Offer—Mittal Steel has not verified the reliability of the Arcelor information included in this prospectus.”

Mittal Steel prepares its financial statements under U.S. GAAP. Arcelor prepares its financial statements under IFRS, which differs in certain significant respects from U.S. GAAP. These differences, as they relate to Arcelor, cannot be quantified based solely on the publicly available financial information of Arcelor and may be significant. For a narrative discussion of certain relevant differences between IFRS and U.S. GAAP, see “Summary of Certain Differences between IFRS and U.S. GAAP (Unaudited).”

	As at and for the Year Ended December 31,
	2002(1)	2003	2004	2005
	(All amounts in € millions, except per share data)
Income statement data
Amounts in accordance with IFRS
Revenue	24,533	25,923	30,176	32,611
Operating result	680	738	3,314	4,376
Operating margin(2)	2.8%	2.8%	11.0%	13.4%
Net financing costs	(434)	(321)	(521)	(254)
Share of results in companies accounted for using the equity method	102	140	413	317
Result before tax	348	557	3,206	4.439
Taxation	(488)	(141)	(513)	(161)
Result after tax	(140)	416	2,693	4,278
Minority interests	(46)	(159)	(403)	(432)
Net result—group share	(186)	257	2,290	3,846
Basic earnings per share	(0.38)	0.54	4.21 (3)	6.26 (4)
Diluted earnings per share	(0.38)	0.54	3.80	5.90

Balance sheet data (at period end)
Amounts in accordance with IFRS
Total shareholders’ equity	6,732	6,733	10,812	15,109
Minority interests	661	730	1,415	2,524
Total assets	25,836	24,608	31,238	35,916
Total non-current assets	12,853	12,590	15,265	18,196
Total non-current liabilities	8,178	8,757	8,624	8,279

Cash Flow Data
Amounts in accordance with IFRS
Cash flows from operating activities	1,946 (5)	2,502 (5)	3,205 (5)	4,464 (5)
Cash flows from (used in) investing activities	(591)	(1,109)	(1,382)	(1,606)
Cash flows from (used in) financing activities	(1,251)	(686)	354	(2,389)

(1)	Includes the results of operations for the entire fiscal year for Usinor and from March 1, 2002 for Aceralia Corporación Siderurgica and Arbed, each of which was acquired on February 28, 2002 and has been accounted for under the purchase method of accounting in accordance with International Accounting Standards 22.
(2)	Calculated by Mittal Steel as operating result divided by revenue.
(3)	Including 106,629,054 new shares issued on July 27, 2004, and excluding treasury shares.
(4)	Excluding treasury shares.
(5)	Including taxes paid in the amount of €82 million in 2002, €29 million in 2003, €199 million in 2004 and €405 million in 2005, and net interest paid in the amount of €387 million in 2002, €261 million in 2003, €151 million in 2004 and €107 million in 2005.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005

The following unaudited condensed combined balance sheet and income statement (“Unaudited Pro Forma Condensed Combined Financial Information”) were prepared to illustrate the estimated effects of the acquisition of ISG and the estimated effects of the proposed acquisition of Arcelor as if such acquisitions had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Financial Information has not been prepared in accordance with Article 11 of Regulation S-X under the Securities Act. It is therefore not consistent in terms of content and presentation with pro forma financial information typically included in prospectuses for the public offering of securities in the United States. It is included in this prospectus because it is required to be included in the prospectus for the European Offer and is considered to provide important information in the context of the U.S. Offer as well. A principal difference from pro forma information prepared in accordance with Article 11 of Regulation S-X is that the Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”) rather than US GAAP. Other differences include, without limitation, the fact that the Unaudited Pro Forma Condensed Combined Financial Information does not give effect to (i) Arcelor’s acquisition of Dofasco, for a total consideration of approximately C$5.5 billion (approximately $5.1 billion), since such acquisition was not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005 and financial statements of Dofasco, prepared in accordance with IFRS, are not available (see Note 6.N hereto for further information on the Dofasco transaction) or (ii) the planned post-acquisition sale of Dofasco by Mittal Steel. As a result of the inconsistencies described above between the Unaudited Pro Forma Condensed Combined Financial Information and pro forma financial information prepared in accordance with Article 11 of Regulation S-X, the pro forma balance sheet, income statement and earnings per share presented herein could materially differ from those determined in accordance with Article 11 of Regulation S-X.

The Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with IFRS because both Mittal Steel and Arcelor prepared and published audited consolidated financial statements as of and for the year ended December 31, 2005 in accordance with IFRS. Conversely, while Mittal Steel also prepared and published such financial statements in accordance with US GAAP, Arcelor did not prepare audited consolidated financial statements in accordance with US GAAP, and such financial statements or a quantitative reconciliation to US GAAP of Arcelor’s financial statements as of and for the year ended December 31, 2005 prepared in accordance with IFRS are not reasonably available to Mittal Steel. See “Note on Arcelor Information”. The historical information presented for ISG has been prepared in accordance with IFRS. The historical information presented for ISG does not materially differ from that prepared in accordance with US GAAP. The audited consolidated financial statements of Mittal Steel, incorporated by reference in this prospectus, were prepared in accordance with US GAAP. The audited consolidated balance sheet as of December 31, 2005 and the audited consolidated income statement for the year then-ended of Mittal Steel used as the basis of preparation for the Unaudited Pro Forma Condensed Combined Financial Information were prepared in accordance with IFRS. To assist in understanding the Unaudited Pro Forma Condensed Combined Financial Information, a quantitative and qualitative reconciliation of Mittal Steel’s shareholders’ equity as of December 31, 2005 and net income for the year then-ended, as reported in accordance with US GAAP and IFRS, is included in Note 7 hereto.

On April 15, 2005, Mittal Steel acquired all of the issued and outstanding shares of ISG common stock in exchange for approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares. The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of completion of the acquisition. As ISG is included in the historical balance sheet of Mittal Steel as of December 31, 2005, the estimated effects of this acquisition are only shown for the income statement.

Mittal Steel is proposing to acquire all of the issued and outstanding shares of Arcelor in exchange for Mittal Steel class A common shares and cash. The number of Mittal Steel class A common shares is based on certain assumptions about the value of Mittal Steel class A common shares and Arcelor common stock. Under the terms of the revised Offer, Arcelor shareholders will receive 13 Mittal Steel shares and €150.60 for every 12 Arcelor shares . In addition, Mittal Steel will be required to make an offer for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the Offer (before adjusting for the €1.85 dividend paid on May 29, 2006), and that the minority interests are valued at approximately €2.8 billion (approximately $3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries.”

The maximum amount of cash to be paid by Mittal Steel will be approximately €9.3 billion (approximately $11.7 billion) and the maximum number of Mittal Steel shares to be issued will be approximately 797 million, assuming tender of all of the outstanding Arcelor shares as a result of the conversion of Arcelor Convertible Bonds, and the conversion of all of the outstanding Arcelor and Usinor stock options and the tender of the underlying shares and the buyout of the minority interests in Acesita and Arcelor Brasil, based on the assumptions set out above. For purposes of the Unaudited Pro Forma Condensed Combined Financial Information it is assumed that the holders of Arcelor Convertible Bonds will directly convert their bonds into Mittal Steel class A common shares. Further no tender of the Arcelor treasury stock is assumed. As a result, 793 million Mittal Steel class A common shares, million Mittal Steel class A common shares issued in exchange for Arcelor shares held in treasury that, will be issued. The acquisition of Arcelor will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the acquisition. The pro forma effect of the acquisition is shown as of and for the year ended December 31, 2005. The Arcelor historical consolidated financial statements have been translated from euros into US dollars, using an average exchange rate for 2005 of €1 to $1.2454 for the income statement and the closing exchange rate at December 31, 2005 of €1 to $1.1844 for the balance sheet.

On May 26, 2006 Arcelor announced that it had entered into an agreement with the controlling shareholder of OAO Severstal (“Severstal”). (See “Information about Arcelor—Recent Developments Relating to Arcelor - Proposed Transaction with Severstal” for a description of such proposed transaction). The Unaudited Pro Forma Condensed Combined Financial Information does not give effect to this proposed transaction since, as disclosed by Arcelor, the agreement between the Severstal controlling shareholder and Arcelor terminates if more than 50% of Arcelor’s shares are tendered into the Offer or the agreement between Arcelor and Severstal’s controlling shareholder is rejected by more than 50% of Arcelor’s capital at a shareholders’ meeting. Mittal Steel believes that these conditions coupled with the 50% minimum tender condition of the Offer render highly unlikely a scenario where the Offer is consummated with Severstal consolidated by Arcelor or Mittal Steel.

The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had these acquisitions been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. The pro forma adjustments are based upon available information and certain assumptions that Mittal Steel believes to be reasonable. These adjustments could materially change during the course of an independent valuation of Arcelor’s assets and liabilities. In addition, as explained in more detail in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, the allocation of the purchase price for Arcelor reflected therein is subject to adjustment. The purchase price allocation presented will vary from the actual purchase price allocation that will be recorded upon the completion of the acquisition of Arcelor based upon access to detailed information enabling an assessment of the fair value of Arcelor’s assets and liabilities.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto, the audited consolidated financial statements and the notes thereto of Mittal Steel as of and for the year ended December 31, 2005 prepared in accordance with US GAAP, incorporated by reference herein, and the audited consolidated financial statements and the notes thereto of Arcelor as of and for the year ended December 31, 2005, included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2005

(in millions of U.S. dollars, except per share data)

	Mittal Steel Historical	Arcelor Historical	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and Arcelor
Current Assets
Cash and cash equivalents, restricted cash and short—term investment	$2,149	$5,502	$275	A	$7,376
Trade accounts receivable	2,287	4,401	—		6,688
Inventories	5,994	8,978	—		14,972
Prepaid expenses and other current assets	1,040	2,107	—		3,147

Total Current Assets	11,470	20,988	275		32,183

Goodwill and intangible assets	1,706	229	16,563	B	18,498
Property, plant and equipment, net	18,651	16,306	(54)	Q	34,903
Investments	1,204	2,524	—		3,728
Other assets	414	898	(103)	Q	1,209
Deferred tax asset, net	314	1,595			1,909

Total Assets	$33,759	$42,540	$16,131		$92,430

Current Liabilities
Payable to banks and current portion of long-term debt	$334	$1,922	$2,750		$5,006
Trade accounts payable	2,504	6,192	—		8,696
Accrued expenses and other liabilities	2,661	3,734	(23)		6,372

Total Current Liabilities	5,499	11,848	2,727		20,074

Long-term debt, net of current portion	7,974	5,141	8,903	A	22,018
Deferred employee benefits	1,054	2,704	—		3,758
Deferred tax liabilities	2,253	676	(61)	Q	2,868
Other long-term obligations	1,395	1,284	53	Q	2,732

Total Liabilities	18,175	21,653	11,622		51,450

Equity attributable to the equity holders of the parent	13,423	17,898	7,498	C/Q	38,819
Minority Interest	2,161	2,989	(2,989)		2,161

Total Equity	15,584	20,887	4,509		40,980

Total Liabilities and Shareholders’ Equity	$33,759	$42,540	$16,131		$92,430

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information, which is not prepared in accordance with Article 11 of Regulation S-X (see introductory statement)

Unaudited Pro Forma Condensed Combined Income Statement For the year ended December 31, 2005

(in millions of U.S. dollars, except per share data)

	Mittal Steel Historical (including ISG from April 15, 2005)	ISG Historical (January 1, 2005 to April 15, 2005)	Pro Forma Adjustments		Pro Forma Combined Mittal Steel	Arcelor Historical	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and Arcelor
Sales	$28,132	$3,128	$—		$31,260	$40,613	$—		$71,873
Depreciation and amortization	1,101	54	19	F	1,174	1,575	—	B	2,749
Operating income	4,728	299	108	D,E,F, G, and H	5,135	5,450	—		10,585
Other income—net	344	—	(130)	P	214	—	—		214
Income from equity method investments	86	—	—		86	395	—		481
Gain on sale of assets	—	9	—		9	—	—		9
Interest and other financing costs, net	(353)	(18)	(17)	I, J	(388)	(317)	(453)	L	(1,158)

Income before taxes	4,805	290	(39)		5,056	5,528	(453)		10,131
Income tax expense	(881)	(116)	(35)	K	(1,032)	(201)	92	M	(1,141)

Net Income (including minority interest)	$3,924	$174	(74)		4,024	5,327	(361)		8,990

Attributable to
Minority interest	$(494)	$—	$—		$(494)	$(538)	$538		$(494)
Equity holders of the parent	3,430	174	(74)		3,530	4,789	177		8,496
Basic earnings per common share	$4.99				$5.01				$5.68
Diluted earnings per common share	4.98				$5.00				$5.67

Weighted average shares outstanding in millions:
—Basic	687				704				1,497
—Diluted	689				706				1,499
Shares issued in connection with ISG acquisition			17
Shares to be issued in connection with the Arcelor acquisition (excluding treasury shares)							793

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information, which is not prepared in accordance with Article 11 of Regulation S-X (see introductory statement).

Mittal Steel Company N.V. and Subsidiaries

Notes to Unaudited Pro Forma Condensed

Combined Financial Information as of and for the

Year Ended December 31, 2005

1.    Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Financial Information has not been prepared in accordance with Article 11 of Regulation S-X under the Securities Act. It is therefore not consistent in terms of content and presentation with pro forma financial information typically included in prospectuses for the public offering of securities in the United States. It is included in this prospectus because it is required to be included in the prospectus for the European Offer and is considered to provide important information in the context of the U.S. Offer as well. A principal difference from pro forma information prepared in accordance with Article 11 of Regulation S-X is that the Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”) rather than US GAAP. Other differences include, without limitation, the fact that the Unaudited Pro Forma Condensed Combined Financial Information does not give effect to (i) Arcelor’s acquisition of Dofasco, for a total consideration of approximately C$5.6 billion (approximately $5.1 billion), since such acquisition was not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005, and financial statements prepared in accordance with IFRS are not available (see also Note 6.N hereto for further information on the Dofasco transaction) and (ii) the planned post-acquisition sale of Dofasco by Mittal Steel. As a result of the inconsistencies described above between the Unaudited Pro Forma Condensed Combined Financial Information and pro forma financial information prepared in accordance with Article 11 of Regulation S-X, the pro forma balance sheet, income statement and earnings per share presented herein could materially differ from those determined in accordance with Article 11 of Regulation S-X. See the introduction to the Unaudited Pro Forma Condensed Combined Financial Information for further information.

The Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005 reflects adjustments as if the acquisition of ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2005. The Unaudited Pro Forma Condensed Combined Financial Information reflects adjustments for the finalization of purchase accounting in connection with the acquisition of ISG.

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the acquisition of Arcelor, accounted for using the purchase method of accounting, had occurred on December 31, 2005. The Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005 reflects adjustments as if the acquisition of Arcelor, accounted for using the purchase method of accounting, had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Financial Information are not necessarily indicative of the historical results that would have occurred had Mittal Steel, ISG and Arcelor been combined for the full year ended December 31, 2005 or the future results that may be achieved after the acquisition of ISG and Arcelor. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the Mittal Steel Consolidated Financial Statements and the Arcelor Consolidated Financial Statements as of and for the year ended December 31, 2005.

Intercompany sales between ISG and Mittal Steel, ISG and Arcelor and Arcelor and Mittal Steel are not material and have been excluded from the Unaudited Pro Forma Condensed Combined Information.

The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel, ISG and Arcelor filed consolidated income tax returns during the periods presented.

On May 26, 2006 Arcelor announced that it had entered into an agreement with the controlling shareholder of Severstal (see “Information about Arcelor–Recent Developments Relating to Arcelor— Proposed Transaction with Severstal” for a description of such proposed transaction). The Unaudited Pro Forma Condensed Combined Financial Information does not give effect to this proposed transaction since, as disclosed by Arcelor, the agreement between the Severstal controlling shareholder and Arcelor terminates if more than 50% of Arcelor’s shares are tendered into the Offer or agreement between Arcelor and Severstal’s controlling shareholder is rejected by more than 50% of Arcelor’s capital at a shareholders’ meeting. Mittal Steel believes that these conditions coupled with the 50% minimum tender condition of the Offer render highly unlikely a scenario where the Offer is consummated with Severstal consolidated by Arcelor or Mittal Steel. The agreement reportedly provides for payment of a break fee of €140 million (approximately $175 million) upon termination. Assuming that this fee would be paid by Arcelor to Severstal, the Unaudited Pro Forma Condensed Combined Financial Information gives effect to the payment thereof by a reduction in cash and a corresponding increase in goodwill of $175 million.

2.    Purchase Price for ISG

In connection with the purchase, former ISG stockholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel Class A common shares valued at $28 per share, the published price of such shares on the NYSE on the close of April 15, 2005, for a total of approximately $3.8 billion ($3.2 billion net of cash acquired). The total purchase price is summarized below.

	Preliminary purchase price allocation *	Final purchase price allocation
	(in millions)	(in millions)
Cash paid to stockholders	$2,072	$2,072
Bankers’ fees and other transaction costs	52	56
Cash acquired	(600)	(600)

Cash paid, net	1,524	1,528
Value of Mittal Steel shares issued	1,705	1,705

Total purchase price, net of cash acquired	$3,229	$3,233

*	As reflected in the historical IFRS financial information of Mittal Steel.

3.    ISG Purchase Price Allocation

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at the date of the acquisition, at their respective fair values.

The following table presents the amounts recorded for the net assets, as a result of the acquisition:

	Preliminary purchase price allocation*	Final purchase price allocation	Adjustment to Pro Forma Information
	(in millions)	(in millions)	(in millions)
Assets:
Current assets	$3,024	$3,024	$—
Property, plant and equipment	4,066	4,012	(54)
Other non-current assets	598	495	(103)

Liabilities:
Current liabilities	1,613	1,590	(23)
Debt and capital lease obligations	844	844	—
Other long term liabilities	1,560	1,613	53
Deferred taxes	165	104	(61)

Net assets acquired	$3,506	$3,380	$(126)

*	As reflected in the historical IFRS financial information of Mittal Steel.

The preliminary purchase price allocation, which was recorded in the 2005 historical IFRS financial statements, has been allocated based on the fair value of assets acquired and liabilities assumed, resulting in the recognition of $277 million of negative goodwill, which has been recorded as a component of other income- net. Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,060 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005 and not on the date of acquisition deemed for this pro forma financial information presentation which is January 1, 2005. Mittal Steel recognized $139 million of income during the period from April 15, 2005 through December 31, 2005 related to the net amortization of these intangibles.

Subsequent to the issuance of Mittal Steel’s 2005 consolidated financial statements and the March 31, 2006 unaudited condensed consolidated financial data, purchase price accounting for ISG was finalized, which resulted in differences to the preliminary estimates recorded in the 2005 financial statements. Net assets decreased by $126 million and the purchase price consideration increased by $4 million, resulting in decreased negative goodwill of $130 million to $147 million. The value of intangibles acquired decreased by $124 million to $375 million and the fair value assigned to unfavorable supply contracts increased by $35 million to $1,095 million.

4.    Preliminary Purchase Price for Arcelor

Mittal Steel is proposing to acquire all the issued and outstanding shares of Arcelor in exchange for Mittal Steel class A common shares and cash. The number of Mittal Steel class A common shares is based on certain assumptions about the value of Mittal Steel class A common shares and Arcelor common stock. Under the terms of the Offer, Arcelor shareholders will receive 13 Mittal Steel shares and €150.60 for every 12 Arcelor shares. In addition, Mittal Steel will be required to make an offer for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the

Offer, and that the minority interests are valued at approximately €2.8 billion (approximately $3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries.”

The maximum amount of cash to be paid by Mittal Steel will be approximately €9.3 billion (approximately $11.7 billion) and the maximum number of Mittal Steel shares to be issued will be approximately 797 million, assuming tender of all of the outstanding Arcelor shares as a result of the conversion of Arcelor Convertible Bonds, and the conversion of all of the outstanding Arcelor and Usinor stock options and the tender of the underlying shares and the buyout of the minority interests in Acesita and Arcelor Brasil, based on the assumptions set out above.

For the purposes of the Unaudited Pro Forma Condensed Combined Financial Information it is assumed that the holders of Arcelor Convertible Bonds will directly convert their bonds into Mittal Steel class A common shares. Further no tender of the Arcelor treasury stock is assumed.

As a result, 793 million Mittal Steel class A common shares, will be issued. For purposes of this Pro Forma Condensed Combined Financial Information, the share price used to estimate the value of the Mittal Steel class A common shares, is $32.17, the closing price as of the last trading day prior to the public announcement of the revised Offer.

The estimated total purchase price for the acquisition is as follows:

(in millions)
Preliminary estimated value of Mittal Steel shares issued	$25,522
Estimated banker’s fees and other transaction costs	100
Cash paid to security holders	11,653

Total purchase price	$37,275

IFRS requires the use of the published price of Mittal Steel class A common shares as of the date of the exchange and accordingly the purchase price may differ from that which results from applying the published price of $32.17 at June 23, 2006, the last trading day prior to the announcement of the revised Offer. For US GAAP purposes, the purchase price may differ since, in accordance with paragraph 4 of Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, the measurement date for the fair value of the Mittal Steel class A common shares is when the proposed transaction is announced and sufficient shares have been tendered to make the Offer binding or when Arcelor agrees to the purchase price. If the published price of Mittal Steel class A common shares at the date of the acquisition were $3 higher or lower than the June 23, 2006 reference price currently assumed, the total purchase price would be $39,655 million and $34,895 million, respectively.

5.    Preliminary Arcelor Purchase Price Allocation

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes, including assumptions related to the calculation of the purchase price. The purchase price allocation does not comply with paragraphs 51 through 55 of IFRS 3 since Mittal Steel does not have access to the books and records of Arcelor. For the allocation of the total purchase price it is assumed therefore that the excess of the purchase price over the historical book value of the net assets of Arcelor as of December 31, 2005 is goodwill. The actual allocation may materially differ from this assumption after valuations and other procedures are completed. During the actual allocation process Mittal Steel expects to identify the following intangible assets:

•	patents;

•	customer relationships / customer lists; and

•	favorable and unfavorable long-term contracts.

Mittal Steel expects that upon completion of the acquisition or shortly thereafter, it will engage an independent third-party to assist the Company in developing a definitive allocation of the purchase price. Such allocation may be materially different from the preliminary assessment.

In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the acquisition and other changes in Arcelor’s net tangible and intangible assets which occur prior to completion of the acquisition could cause material differences between actual and pro forma results in the information presented.

6.    Pro Forma Adjustments

A.	Mittal Steel entered into agreements on January 30, 2006 (subsequently amended) and May 23, 2006 with certain financial institutions for credit facilities totaling €7.8 billion (approximately $10.0 billion). These facilities together with available borrowing capacity under other existing facilities will be utilized towards the cash settlement of $11.6 billion of the purchase consideration of the Arcelor acquisition and the assumed cash payment in the buyout of the minority in Acesita and Arcelor Brasil. The cash is reduced for estimated transaction costs of $100 million and a $175 (€140 million) million break fee, assumed to be paid by Arcelor upon the termination of the transaction between Arcelor and Severstal.

B.	Reflects the estimated excess of purchase price over the historical net assets of Arcelor. As the fair value of the assets acquired and liabilities assumed has not yet been determined, the excess of the purchase price over the historical net assets of Arcelor as of December 31, 2005 of $16,563 has been allocated to goodwill.

If the result of the determination of the fair value of the net assets acquired indicate that the excess of the purchase price over the historical net assets of Arcelor should have been fully allocated to acquired property, plant and equipment, which, as disclosed in the Arcelor financial statements, have an estimated useful life of between 5 and 25 years, and assuming the excess, currently allocated to goodwill, is allocated to property, plant and equipment with a weighted average remaining useful life that ranges from 10 to 25 years, the pro forma depreciation for 2005 would have been $1,656 million to $663 million higher and net income would have been $1,325 million to $530 million lower. The range of 10-25 years rather than 5-25 years has been used as the basis of the above sensitivity analysis due to Mittal Steel’s assumption based on Arcelor’s public disclosure of the relative allocation by Arcelor of depreciation periods to its assets (i.e. that only a small percentage are of a nature that would be depreciated over 5 years and that the bulk of the assets would be depreciated over 10 to 25 years).

C.

Represents the net effect of the issuance of 793 million Mittal Steel class A common shares as part of the purchase price consideration, the net effect of the pro forma adjustments and the elimination of the shareholders’ equity of Arcelor. In addition, Mittal Steel will be required to make an offer for the minority interests in Arcelor’s two Brazilian subsidiaries (Acesita and Arcelor Brasil) following its acquisition of control of Arcelor. The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will offer the minority shareholders of Acesita and Arcelor Brasil the same mix of Mittal Steel shares (approximately 69%) and cash (approximately 31%) in the Offer and that the minority interests are valued at approximately €2.8 billion (approximately $3.5 billion), resulting in the issuance of 74 million Mittal Steel class A common shares and the payment of €0.9 billion (approximately $1.1 billion) in cash. These amounts are themselves based on a number of assumptions as to, among other things, Arcelor’s shareholding in these companies, the valuation methodology and the reference market price of their shares. See “The Offer—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries.” Furthermore, Mittal Steel, in the absence of a detailed break down of minority interest by Arcelor in its 2005 annual report, has assumed that the historical book value of the minority interest is fully allocated to the minority interest in Acesita and Arcelor Brasil and the majority of the minority interest income relates to these Brazilian subsidiaries.

(in millions)
Preliminary estimated value of Mittal Steel shares issued	$25,522
Historical book value of net assets of Arcelor as of December 31, 2005	(17,898)

Pro forma effect on shareholders’ equity from Arcelor’s acquisition	7,624
Final ISG purchase price allocation adjustment	(126)
Total pro forma effect on equity attributable to the equity holders of the parent	7,498
Historical book value of minority interest in Acesita and Arcelor Brazil	(2,989)

Total pro forma effect on total equity	$4,509

D.	Represents the net decrease in other post-employment healthcare expense of $2 million resulting primarily from the elimination of previously unrecognized prior service cost as of the acquisition date.

E.	Represents amortization of unfavorable and favorable contracts. The Mittal Steel audited consolidated financial statements for the year ended December 31, 2005 reflected $139 million of income related to the net amortization of these intangibles. The following pro forma adjustments have been made for the net amortization for the year ended December 31, 2005. These adjustments are based on the following assumptions:

•	The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel audited consolidated financial statements for the period from April 15, 2005 to December 31, 2005.

•	The contracts which are now reflected in the purchase price allocation may have been designated as such on January 1, 2005. This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

•	For the year ended December 31, 2005, incremental pro forma adjustment is $57 million since $139 million is reflected in the Mittal Steel audited consolidated financial statements for the year ended December 31, 2005.

F.	Reflects the increase in depreciation expense of $19 million resulting from the step-up of property, plant and equipment depreciated on a straight-line basis over an average period of

22 years. This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel. Prior to the acquisition, the average useful lives of property, plant and equipment at ISG was ten years.

G.	Represents the elimination of $23 million for the increase in value of the ISG stock option expense and the acceleration of vesting which was a result of the acquisition and previously recognized by ISG during the period. The ISG stock options were cancelled at the date of the acquisition.

H.	Represents the elimination of $45 million of costs directly attributable to the acquisition that were charged to results during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

I.	Represents the incremental interest expense of $20 million resulting from the $1,700 million of additional borrowings incurred to complete the acquisition. Interest is calculated based on a six month LIBOR rate plus 60 basis points and a facility maintenance fee. Mittal Steel has assumed an interest rate of 3.941% for the year ended December 31, 2005.

J.	Represents the elimination of $3 million of expenses related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

K.	Assumes an effective tax rate of 39%.

L.	Represents the incremental interest expense resulting from the borrowings discussed in A above. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 3.8875% or $453 million per annum. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by $58 million, before tax.

M.	Assumes an effective tax rate of 20%.

N.

Subject to the successful completion of the Offer for Arcelor, Mittal Steel has agreed to sell the Dofasco shares acquired by Arcelor during 2006 to ThyssenKrupp for consideration of 68 Canadian dollars per share. In the Memorandum of understanding dated June 25, 2006, Mittal Steel and Arcelor agreed that the proposed sale of Dofasco would be decided upon by Arcelor’s Board of Directors following completion of the Offer. As the acquisition of Dofasco by Arcelor is not reflected in the historical financial statements of Arcelor as of and for the year ended December 31, 2005, and no financial statements of Dofasco prepared on the basis of IFRS are available to Mittal Steel, the effects of the disposition of Dofasco have not been reflected in the Unaudited Pro Forma Condensed Combined Financial Information. If the agreement with ThyssenKrupp is not consummated and Mittal Steel does not sell Dofasco for any reason, Mittal Steel has agreed with the U.S. Department of Justice that, if asserted by the relevant authorities, any antitrust issues arising in the United States as a result of Mittal Steel’s existing North American operations can be satisfactorily resolved by the disposition of an alternative Mittal Steel asset. Mittal Steel currently expects that consideration of such issues by the relevant authorities will be completed before the end of the Offer period. Mittal Steel also expects that any necessary disposition of such alternative asset would not be material and would have no adverse effect on Mittal Steel’s sales or operations, particularly in light of the related retention of Dofasco. Accordingly, the effect of disposition of such alternative asset has not been reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

O.	Subject to the successful completion of its Offer for Arcelor, Mittal Steel envisions adopting a dividend policy to distribute 30% of the combined group’s annual net income. Had this policy been in effect as of January 1, 2005, the pro forma dividend per share of Mittal Steel and Arcelor combined would have been $1.70 on a basic and diluted basis.

P.	Adjustments resulting from the final purchase price allocation for ISG. See note 2 and 3 for further explanation.

Q.	Adjustment to reflect the offer for repayment of the 2005 Credit Facility ($2.8 billion outstanding as of December 31, 2005) and the $800 million letter of credit facility ($0 outstanding as of December 31, 2005), that would be required under their terms were the Mittal family to own less than 50% of Mittal Steel’s voting shares following completion of the Offer. Mittal Steel does not expect that by that time and under those circumstances a significant number of its lenders would accept such repayment offer. Should the repayment offer nonetheless be accepted by any lenders, the Company would seek refinancing for similar amounts and on similar terms.

7.    Reconciliation from US GAAP to IFRS

The audited consolidated financial statements of Mittal Steel, incorporated by reference in this prospectus, were prepared in accordance with US GAAP. The audited consolidated balance sheet as of December 31, 2005 and the audited consolidated income statement for the year then-ended of Mittal Steel used as the basis of preparation for the Unaudited Pro Forma Condensed Combined Financial Information were prepared in accordance with IFRS. The following tables set out a reconciliation of Mittal Steel’s shareholders’ equity as of December 31, 2005 and net income for the year then-ended, each as reported in accordance with US GAAP and IFRS.

December 31, 2005
Shareholders’ equity as reported in accordance with US GAAP	$10,150
Minority interest as reported in accordance with US GAAP	1,834

11,984
Adjustments recorded to reconcile to IFRS
Employee benefits	1,322
Business combinations	3,481
Other	3
Tax effect on the above	(1,206)

Total increase	3,600

Total equity as reported in accordance with IFRS	$15,584

Year ended December 31, 2005
Net income as reported in accordance with US GAAP	$3,365
Minority interest as reported in accordance with US GAAP	520

3,885
Adjustments recorded to reconcile to IFRS
Employee benefits	232
Business combinations	(110)
Other	(20)
Tax effect on the above	(63)

Total increase	39

Net income as reported in accordance with IFRS	$3,924

As of December 31, 2005	Mittal Steel Historical US GAAP	IFRS Adjustments					Mittal Steel Historical IFRS

		Employee Benefits(1)	Business Combination(2)	Other(3)	Tax Effect(4)	Reclass(5)
	(Millions of U.S. Dollars)
Current Assets
Cash and cash equivalents, restricted cash and short—term investment	$2,149						$2,149
Trade accounts receivable	2,287						2,287
Inventories	6,036			7		(49)	5,994
Prepaid expenses and other current assets	1,040						1,040
Deferred tax assets	200					(200)	—

Total Current Assets	11,712			7		(249)	11,470

Goodwill and intangible assets	1,439	(123)				390	1,706
Property, plant and equipment, net	15,539		3,481	26		(395)	18,651
Investments	1,187	14		3			1,204
Other assets	380					34	414
Deferred tax asset, net	785				(671)	200	314

Total Assets	$31,042	$(109)	$3,481	$36	$(671)	$(20)	$33,759

Current Liabilities
Payable to banks and current portion of long-term debt	$334						$334
Trade accounts payable	2,504						2,504
Accrued expenses and other liabilities	2,661						2,661
Deferred tax liabilities	116					(116)	—

Total Current Liabilities	5,615					(116)	5,499
Long-term debt, net of current portion	7,974						7,974
Deferred employee benefits	2,506	(1,431)		(1)		(20)	1,054
Deferred tax liabilities	1,602				535	116	2,253
Other long-term obligations	1,361			34			1,395

Total Liabilities	19,058	(1,431)		33	535	(20)	18,175

Minority Interest	1,834		390	(14)	(49)	—	2,161

Equity attributable to the equity holders of the parent	10,150	1,322	3,091	17	(1,157)	—	13,423

Total	11,984	1,322	3.481	3	(1,206)	—	15,584

Total Liabilities and Shareholders’ Equity	$31,042	$(109)	$3,481	$36	$(671)	$(20)	$33,759

	Mittal Steel Historical (including ISG from April 15, 2005) US GAAP	IFRS Adjustments					Mittal Steel Historical (including ISG from April 15, 2005) IFRS
For the year ended December 31, 2005		Employee Benefits(1)	Business Combinations(2)	Other(3)	Tax Effect(4)	Reclass(5)
	(Millions of U.S. Dollars, except share data and per share data)
Sales	$28,132	$—	$—	$—	$—	$—	$28,132
Depreciation and amortization	829		277			(5)	1,101
Operating income	4,746	226	(377)	9		124	4,728
Other income—net	77		267	2		(2)	344
Income from equity method investments	69	6		4		7	86
Interest and other financing costs, net	(189)			(35)		(129)	(353)

Income before taxes	4,703	232	(110)	(20)		—	4,805
Income tax expense	(818)				(63)		(881)

Net Income (including minority interest)	$3,885	$232	$(110)	$(20)	$(63)	$—	$3,924

Attributable to
Minority interest	$520	$—	$(14)	$(12)	$—	$—	$494
Equity holders of the parent	3,365	232	(96)	(8)	(63)	—	3,430
Basic earnings per common share	$4.90						$4.99
Diluted earnings per common share	4.89						4.98
Basic weighted average common share outstanding (in millions)	687						687
Diluted weighted average common share outstanding (in millions)	689						689

The following tables further explain and quantify the effect on equity and net income as of and for the year ended December 31, 2005 resulting from the differences between US GAAP and IFRS noted in the table above (all amounts in millions of U.S. Dollars).

	Impact on Equity	Impact on Net Income
1. Employee benefits

➢ Under US GAAP prior service cost is amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS only unvested rights remain unrecognized.	$205	$226
➢ Under US GAAP a company is required to recognize a minimum pension liability if certain conditions have been met. IFRS does not require such a minimum pension liability.	1,103
➢ Effect of the above on equity investments	14	6

	$1,322	$232

	Impact on Equity	Impact on Net Income
2. Business combinations

➢ Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment ($3,269), including $178 million negative goodwill for minority interest. The higher carrying amount results in higher depreciation ($277).	$3,269	$(277)
Furthermore under US GAAP, fair values are assigned only to the parent company’s share of the net assets acquired. Minority interest is valued at its historical book value. Under IFRS fair values are assigned to 100% of the net assets acquired. Minority interest is therefore measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.	212
Under IFRS the acquirer may only recognize a restructuring provision when the acquiree at the acquisition date has an existing liability for restructuring in accordance with IAS 37. Under US GAAP the requirements are less stringent. In IFRS a restructuring provision was recognized in December 2005.		(100)

Sub total	3,481	(377)

➢ Under US GAAP the fair value of equity instruments issued in a business combination should be measured considering the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Under IFRS the fair value of equity instruments issued in a business combination is measured at the published price as of the date of acquisition. The resulting adjustment decreased the purchase price and resulted in negative goodwill. Under IFRS negative goodwill is directly recognized in the income statement		217
The effect on equity is $217 decrease in paid in capital and (through the income statement) an increase in retained earnings to the same amount (net effect nil).
➢ Under IFRS the acquirer may only recognize a restructuring provision when the acquiree at the acquisition date has an existing liability for restructuring in accordance with IAS 37. Under US GAAP the requirements are less stringent. This resulted in an increase in negative goodwill, net of tax.		60
➢ Other		(10)

Sub total		267

	$3,481	$(110)

	Impact on Equity	Impact on Net Income
3. Other includes:

➢ Difference in accounting for hyper-inflationary economies	$26	$(1)
➢ Difference in accounting for inventory valuation	10	10
➢ Difference in accounting for changes in discount rate for asset retirement obligations	(34)	(34)
➢ Others	1	5

	$3	$(20)

	Impact on Equity	Impact on Net Income
4. Deferred income tax

➢ Business combinations Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference thus created is recorded, less a valuation allowance if applicable. As under IFRS negative goodwill is directly recognized in the income statement such tax asset is not recorded under IFRS.	$(627)	$20
➢ Employee benefits	(522)	(89)
➢ Other	(57)	6

	$(1,206)	$(63)

5. Reclassifications

The major reclassifications, adjusting the US GAAP presentation to confirm with IFRS, are as follows:

➢	Current deferred tax assets and current deferred tax liability are under IFRS presented as non-current.

➢	Major spare parts and stand-by equipment as well as spare parts that can be used in connection with an item of property, plant and equipment are accounted for under IFRS as property, plant and equipment.

➢	Under IFRS, certain software and ground rent are classified as intangible assets, while under US GAAP these items are presented as part of property, plant and equipment.

➢	Under US GAAP the interest component of discounted obligations is presented as part of cost of sales. Under IFRS the interest component of discounted obligations is presented as part of interest.

COMPARATIVE PER-SHARE INFORMATION

Mittal Steel’s class A common shares are listed on the NYSE and on Euronext Amsterdam under the symbol “MT.” Arcelor’s common shares are listed on Euronext Brussels under the symbol “LORB” and on Euronext Paris, the Luxembourg Stock Exchange and on the Spanish Stock Exchanges under the symbol “LOR”, and the Convertible Bonds are listed on the Luxembourg Stock Exchange under the symbol “LORFP”. The following table presents the closing market prices per share for Mittal Steel class A common shares, Arcelor common shares and the Convertible Bonds, in euro and in U.S. dollars, as the case may be, as reported on:

•	the NYSE for Mittal Steel class A common shares (including euro equivalent value);

•	Euronext Amsterdam for Mittal Steel class A common shares;

•	Euronext Paris for Arcelor common shares; and

•	the Luxembourg Stock Exchange for the Convertible Bonds.

The following table presents the implied equivalent closing market prices for Arcelor common shares and the Convertible Bonds in euro and in U.S. dollars. The prices for the Arcelor common shares were calculated by multiplying the closing market prices per share of Mittal Steel class A common shares by the exchange ratio of 13 Mittal Steel class A common shares for every 12 Arcelor common shares, and then adding to those amounts the cash portion of the exchange consideration of €12.55 (or the U.S. dollar equivalent, as the case may be) for each Arcelor common share. The prices for the Convertible Bonds were calculated by multiplying the closing market prices per share of Mittal Steel class A common shares by the exchange ratio of 13 Mittal Steel class A common shares for every 12 Convertible Bonds, and then adding to those amounts the cash portion of the exchange consideration of approximately €15.70 (or the U.S. dollar equivalent, as the case may be) for each Convertible Bond. Certain of the amounts set forth in U.S. dollars were originally in euro, and have been translated into U.S. dollars for January 26, 2006, at a rate of €1.00 = $1.2214, which was the Bloomberg EURUSD exchange rate at the close of trading in Mittal Steel class A common shares on NYSE on that day; for June 23, 2006, at a rate of €1.00 = $1.2512, which was the Bloomberg EURUSD exchange rate at the close of trading in Mittal Steel class A common shares on NYSE on that day; and, for June 26, 2006, a rate of €1.00 = $1.2581, which was the Bloomberg EURUSD exchange rate at the close of trading in Mittal Steel class A common shares on NYSE on that day.

The prices given are first, as of January 26, 2006, which was the last full trading day prior to the public announcement of the proposed Offer, second, as of June 23, 2006, the last full trading day prior to the public announcement of the revised offer and, finally as of June 2, 2006, the most recent practicable trading day prior to the date of this prospectus. See “Market Price and Dividend Data” for further information about the historical market prices and average daily trading volumes of these securities.

	Mittal Steel (NYSE)		Mittal Steel (Euronext Amsterdam)	Arcelor		Implied Equivalent Value per Arcelor Security
	Class A common shares ($)	(€)	Class A common shares (€)	Common shares (€)	Convertible bonds (€)	Common shares ($)	Common shares (€)	Convertible bonds ($)	Convertible bonds (€)
January 26, 2006	$32.30	€26.45	€26.03	€22.22	€24.49	$50.33	€41.20	$54.18	€44.36
June 23, 2006	$32.17	€25.71	€25.32	€35.02	€37.50	$50.55	€40.40	$54.50	€43.56
June 26, 2006	$31.40	€24.96	€24.38	€37.80	€40.11	$49.81	€39.59	$53.77	€42.74

(1)	The trading in Arcelor shares was suspended on June 23, 2006, so these figures reflect Arcelor trading information from June 21, 2006.

The market prices of Mittal Steel class A common shares, Arcelor common shares and Convertible Bonds are likely to fluctuate prior to the expiration date of the Offer and cannot be predicted. We urge you to obtain current market information regarding Mittal Steel class A common shares, Arcelor common shares and Convertible Bonds.

The following tables present unaudited comparative per share income, dividends and book value data for the twelve months ended December 31, 2005 for (i) Mittal Steel ordinary shares on a historical basis calculated in accordance with IFRS, (ii) Arcelor ordinary shares on a historical basis calculated in accordance with IFRS, (iii) Mittal Steel class A common shares on a pro forma basis reflecting the acquisition of ISG and Arcelor, calculated in accordance with IFRS and (iv) Arcelor ordinary shares on an equivalent pro forma basis calculated in accordance with IFRS.

The unaudited pro forma per share information has been derived from the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this prospectus. The data presented below should be read together with the historical annual consolidated financial statements of Mittal Steel and Arcelor, and the unaudited pro forma consolidated financial information appearing elsewhere in or incorporated by reference into this prospectus. Mittal Steel prepares its financial statements in accordance with U.S. GAAP, while Arcelor prepares its financial statements in accordance with IFRS. See “Summary of Certain Differences between IFRS and U.S. GAAP (Unaudited).” For the purposes of the Unaudited Pro Forma Condensed Combined Financial Information included herein, Mittal Steel has provided a reconciliation of its shareholders’ equity and net income as of and for the year ended December 31, 2005 from U.S. GAAP to IFRS. See “Unaudited Pro Forma Condensed Combined Balance Sheet and Income Statement for the Year Ended December 31, 2005.”

The weighted average number of ordinary shares outstanding during the year ended December 31, 2005 for the combined entity is based on the equivalent weighted average number of ordinary shares for Mittal Steel and Arcelor. For illustrative purposes, earnings per share are presented below as if the exchange of Arcelor ordinary shares for Mittal Steel equivalent class A common shares, including class A common shares underlying the ADSs, had occurred on January 1, 2005. For these purposes, the exchange ratio in the Primary Offer (i.e., 13 Mittal Steel class A common shares for 12 Arcelor shares) has been used. One Arcelor ADS equals one Arcelor ordinary share.

	Pro Forma Combined Mittal Steel /ISG	Arcelor	Pro Forma Combined
Average number of basic shares outstanding during the year ended December 31, 2005 (in millions)	687	614	1,497
Average number of diluted shares outstanding during the year ended December 31, 2005 (in millions)	689	655	1.499

The following pro forma per share data for Mittal Steel class A common shares and equivalent pro forma per share data for Arcelor ordinary shares and ADSs has been calculated assuming that 100% of Arcelor ordinary shares are tendered in the Offer, including ordinary shares underlying (i) ADSs, (ii) all Arcelor and Usinor stock options outstanding as of February 6, 2006 and (iii) all Convertible Bonds outstanding as of February 6, 2006. The equivalent pro forma per share data for Arcelor ordinary shares has been calculated by multiplying the applicable pro forma per share amounts for Mittal Steel class A common shares by approximately 1.0833, the exchange ratio for each Arcelor ordinary share in the Primary Offer. Because of the pro-ration and allocation procedures applicable to the Offer (see “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Pro-Ration and Allocation Procedures”), the calculation remains constant regardless of whether the Arcelor ordinary shares are tendered into the Primary Offer or either of the Secondary Offers (see “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Tenders in Primary Offer or Secondary Offers”).

	For the year ended December 31, 2005
	Historical Mittal Steel IFRS	Historical Arcelor IFRS	Mittal Steel pro forma IFRS(1)		Arcelor equivalent pro forma IFRS(1)
	($ in millions, except per share amounts)(2)
Net income	3,430	4,789	8,496
Basic EPS	4.99	7.80	5.68		6.15
Diluted EPS	4.98	7.31	5.67		6.14
Dividends declared(3)	213	1,428	1,641	(5)
Dividends declared per basic share(3)	0.31	2.33	1.10	(5)	1.19	(5)
Book value at period end(4)	13,423	17,898	38,819
Book value per basic share(4)	19.54	29.15	25.93		28.09

(1)	The pro forma data presented in these columns is derived from the Unaudited Pro Forma Condensed Combined Financial Information included herein, not prepared in accordance with the content and presentation requirements of Article 11 of Regulation S-X under the Securities Act. See the second paragraph in “Unaudited Pro Forma Condensed Combined Balance Sheet and Income Statement for the Year Ended December 31, 2005.”
(2)	All Arcelor amounts converted to dollars at the average euro-to-dollar exchange rate for 2005 of 1.2454 except for book value amounts, which have been converted at the euro-to-dollar exchange rate at December 31, 2005 of 1.1844.
(3)	Historical dividends not giving effect to envisioned combined group dividend policy.
(4)	Book value per share is calculated by dividing capital and reserves attributable to the equity holders of the company by the number of shares outstanding at the end of the period.
(5)	Calculation of Mittal Steel pro forma and Arcelor equivalent pro forma dividend data takes account of the Arcelor dividend of €1.85 per share approved by Arcelor shareholders on April 28, 2006.

RISK FACTORS

You should carefully consider the following risks, together with the other information contained in this prospectus, before making any decision concerning the terms of the Offer or whether to accept the Offer. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of our shares.

Risks Relating to the Offer

The consideration offered for Arcelor shares may be adjusted at any time prior to settlement in the event of certain actions taken in relation to Arcelor’s net equity.

The consideration offered for Arcelor shares is subject to adjustment if, between February 6, 2006 and the day before the settlement date of the Offer, Arcelor makes specified distributions in respect of its share capital, acquires its shares, or issues new voting securities or securities conferring the right to subscribe for, acquire or convert into voting securities, as set out in detail herein. Depending on the event triggering the adjustment, consent of the relevant European Regulators may be required and, in each case, securityholders who have previously tendered their Arcelor securities will be entitled to withdraw such tenders at any time during the initial acceptance period or any subsequent offering period, including any extension of the initial acceptance period or subsequent offering period, following the publication of such adjustment. Nonetheless, such adjustments to the consideration offered in the Offer could reduce its absolute value and reduce the aggregate relative percentage of cash received by tendering shareholders to below 31.1% as provided in the terms of Mittal Steel’s improved Offer announced on June 26, 2006.

On April 4, 2006, the Board of Directors of Arcelor announced its intention to distribute a total amount of €5 billion to Arcelor shareholders through one or a combination of a share buy-back, an exceptional dividend distribution or a self-tender offer. On May 12, 2006, Arcelor’s Board of Directors called an extraordinary shareholders’ meeting for May 19, 2006 and, since the required quorum was not met, called a second extraordinary shareholders’ meeting for June 21, 2006, with an agenda including a proposal to reduce Arcelor’s share capital through a self-tender offer for, and subsequent cancellation of, up to a maximum of 150 million shares at a maximum price of €50 per share. On June 19, 2006, Arcelor’s Board of Directors announced the withdrawal of the June 21 shareholders’ meeting but confirmed its intention to distributed €6.5 billion in the future. If such distribution is in fact completed before the settlement date of the Offer, this would result in an adjustment of the Offer consideration as set out in “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Primary Mixed Cash and Exchange Offer” or “—Secondary Cash and Exchange Offers” below. In the Memorandum of Understanding, Arcelor has undertaken not to effect any self-tender offer, share buyback or market purchases of its own shares during the pendency of the Offer. This undertaking would no longer apply, however, were the Memorandum of Understanding to be terminated in accordance with its terms.

The fixed exchange ratio will not reflect market fluctuations.

Arcelor securityholders are being offered a fixed number of Mittal Steel shares in the Offer, rather than Mittal Steel shares with a fixed market value. The market values of Mittal Steel shares and the Arcelor securities at the time of the completion of the Offer may vary significantly from their values at the date of this prospectus or the date that you tender your Arcelor securities.

Even if Mittal Steel consummates the Offer, there may be a delay before Mittal Steel can obtain management control of Arcelor.

In order for Mittal Steel to take management control of Arcelor following completion of the Offer, Mittal Steel will need to take control of Arcelor’s Board of Directors. In order to do so, Mittal Steel must, under Luxembourg law, request Arcelor’s Board of Directors to convene a shareholders’ meeting with an agenda that will provide for the removal and election of directors. Pursuant to Luxembourg law, Mittal Steel would be permitted to make such a request once it holds 20% or more of the issued capital of Arcelor. Arcelor’s Board of Directors is obliged to convene such meeting within a period of one month after such request. In such a case, Arcelor’s Board of Directors could not refuse to convene a shareholders’ meeting. If, however, the Arcelor Board of Directors fails to convene such meeting, the only option open to Mittal Steel is to apply to the court to have the meeting convened, which would entail further delay. According to the Articles of Association of Arcelor, at the shareholders’ meeting, the removal and nomination of directors must be approved by a majority of the shareholders present and represented at the meeting. There is no quorum requirement for such meeting. In addition, there are no restrictions on Mittal Steel’s ability to vote the shares it acquired in the Offer at such meeting.

Regulatory approvals of the Offer may not be obtained or may impose adverse conditions and obligations.

Although Mittal Steel does not anticipate that there will be any investigations or proceedings in any jurisdiction that would have a material impact on the operations of Mittal Steel or Arcelor, it is not certain that all necessary approvals will be granted or, if granted, that they will be granted on favorable terms. In particular, a number of countries have jurisdiction to review the transaction under their competition or antitrust laws. It is possible that certain regulatory approvals will be subject to conditions and obligations, which could include the divestiture of certain assets or business divisions or the imposition of obligations on Mittal Steel that restrict the manner in which it operates. Any such divestitures or obligations could reduce the anticipated benefits of the combination of Mittal Steel and Arcelor, including the expected synergies. Furthermore, Mittal Steel may decide that significant amounts of additional assets should be disposed of in connection with such divestitures for various business reasons. Any divestitures required for regulatory reasons, or any related divestitures, may adversely affect Mittal Steel’s business or profitability.

Mittal Steel has not been given the opportunity to conduct a due diligence review of the non-public records of Arcelor. Therefore, Mittal Steel may be subject to unknown liabilities of Arcelor that may have a material adverse effect on Mittal Steel’s profitability and results of operations.

In commencing the Offer and determining its terms and conditions, Mittal Steel has relied solely and exclusively upon publicly available information relating to Arcelor, including periodic and other reports of Arcelor posted on its website. Mittal Steel has not conducted an independent due diligence review of any non-public information about Arcelor. As of the date of this prospectus, Mittal Steel has not had access to due diligence materials or the management or independent public accountants of Arcelor. The Memorandum of Understanding does not grant Mittal Steel access to such materials or personnel or agents for due diligence purposes. As a result, after the consummation of the Offer, Mittal Steel may be subject to unknown liabilities of Arcelor, which may have a material adverse effect on Mittal Steel’s profitability, results of operations and financial position, which Mittal Steel might have otherwise discovered if it had been permitted by Arcelor to conduct a complete due diligence review.

The integration of the operations of Arcelor and Mittal Steel may not be fully successful and the integration process may disrupt operations.

The anticipated benefits and synergies expected to result from the Offer will depend in part upon whether the operations of Arcelor can be integrated in an efficient and effective manner with those of Mittal Steel. Successful integration will require the integration of various aspects of each company’s business. There may be delays in achieving the anticipated benefits expected to result from this integration. The fact that the Offer was long opposed by Arcelor management may complicate the integration process. The integration of the operations of Mittal Steel and Arcelor could interfere with the activities of one or more of the businesses of the companies, and may involve a number of other risks, including the diversion of management’s attention from the day-to-day operations of each company’s business.

Factors affecting the pace, extent and effectiveness of integration will include, inter alia, our ability to elicit the willing cooperation of existing Arcelor management and employees at numerous levels, our success in communicating our own business model and corporate culture to Arcelor and in aligning existing business methods and practices, and our ability to foster a sense of common enterprise.

Consummation of the Offer could trigger change of control payments in the employment agreements of certain members of Arcelor’s senior management, as well as change of control provisions in other contracts of Arcelor.

The employment agreements of certain members of Arcelor’s senior management and other employees may contain change of control clauses providing for compensation to be granted in the event the employment of these employees is terminated, following the consummation of the Offer, either by Arcelor or by those employees. If completed, the Offer would result in such a change of control, thereby giving rise to potential change of control payments, which could be substantial and which could reduce Mittal Steel’s results of operations in the period they become payable.

In addition, other contracts to which Arcelor is a party may contain change of control provisions that could be triggered by the completion of the Offer, possibly resulting in termination of those contracts or increased obligations or loss of benefits to Arcelor. Because Mittal Steel has not been given the opportunity to conduct a due diligence review of the non-public records of Arcelor, Mittal Steel is unable to provide accurate details of, or to determine the possible risks relating to, such arrangements.

Consummation of the Offer may negatively impact Mittal Steel’s or Arcelor’s corporate tax position.

Mittal Steel has not had access to information concerning Arcelor’s tax position. It is possible that the consummation of the Offer negatively impacts Mittal Steel’s or Arcelor’s corporate tax position. The tax consequences of a change of ownership of a corporation can lead to an inability to carry over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies.

Mittal Steel is a Dutch company, and being a shareholder of a Dutch company involves different rights and privileges than being a shareholder of a Luxembourg company.

The rights of Mittal Steel’s shareholders are governed by Dutch law and by Mittal Steel’s Articles of Association. Dutch law extends to shareholders certain rights and privileges that may not exist under Luxembourg law and, conversely, does not extend certain rights and privileges that shareholders of a company governed by Luxembourg law may have. For example, Arcelor has one class of shares, each of which is entitled to one vote, while Mittal Steel has two classes of shares, with the class A common shares carrying one vote each and the class B common shares, which are exclusively held by the Controlling Shareholder, carrying ten votes each (to be reduced to one vote each). Pursuant to Luxembourg law, shareholders representing at least 20% of the issued capital can convene a shareholders’ meeting, while pursuant to Dutch law, shareholders representing at least 10% of the issued share capital can convene such a meeting. Mittal Steel shareholders are required to vote on major transactions involving “a significant change in the identity or character of the company,” while no such shareholder approval is required under Arcelor’s Articles of Association or Luxembourg law. Arcelor’s shareholders can appoint, suspend and dismiss directors by a simple majority vote. Mittal Steel’s shareholders can also appoint, suspend and dismiss directors, but the holder of the class B common shares may make a binding nomination for the appointment of directors, which nomination can be set aside by an absolute majority of votes cast provided that such majority represents at least one-third of the issued capital; Mittal Steel’s shareholders may suspend and remove directors by a two-thirds majority, provided that such qualified majority represents at least one-half of the issued capital, unless upon proposal of the holder of the class B common shares in which case a simple majority suffices. For a detailed description of the principal differences between the rights of shareholders under Luxembourg and Dutch law and Arcelor and Mittal Steel’s Articles of Association, see “Comparison of Rights of Shareholders Under Luxembourg and Dutch Law.”

The above summary as it relates to Mittal Steel is subject to change. As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend Mittal Steel’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. Finally, as a result of the amendment, the approval of the holders of the class B common shares will no longer be required for a resolution to dissolve the Company. The amendment to Mittal Steel’s Articles of Association will be discussed and put to a vote at the extraordinary shareholders meeting of Mittal Steel to be held on June 30, 2006. A notice for this extraordinary meeting of shareholders, to be held in Rotterdam, The Netherlands, on June 30, 2006, was published on June 6, 2006. The Controlling Shareholder has committed to vote in favor of the amendment. Once approved, the amendment will come into effect as soon as legally possible.

Finally, it is noted that the Memorandum of Understanding provides that, until Mittal Steel is merged into Arcelor as described below, the composition and operation of Mittal Steel’s Board of Directors will be identical to those of Arcelor. (See “Memorandum of Understanding between Mittal

Steel, Arcelor and the Controlling Shareholder—Corporate Governance”). In addition, the Memorandum of Understanding provides that, upon completion of the Offer and any related subsequent offer or compulsory buy-out, Mittal Steel and Arcelor will use their best efforts to ensure that Mittal Steel is merged into Arcelor with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. Accordingly, the rights and privileges of Arcelor shareholders who tender their shares in the Offer for Mittal Steel shares may, following completion of such merger, again be governed by Luxembourg law. Subject to further legal and tax analysis, the merger is expected to take the form of a cross-border merger governed by Dutch and Luxembourg law. Further discussions will be held with the Luxembourg authorities to seek to obtain from them the appropriate comfort with respect to the location of the headquarters of the Company in Luxembourg. The timing of such merger is uncertain at this stage and will depend in large part on the outcome of such further analysis and discussions.

Mittal Steel must make a mandatory tender offer for minority interests in Arcelor’s listed Brazilian subsidiaries at a price determined by independent experts, which may be higher than expected.

Arcelor Brasil S.A. and Acesita S.A. are two Brazilian companies listed on the Bolsa de Valores de São Paulo (BOVESPA). Arcelor holds approximately 66% of the outstanding voting stock of Arcelor Brasil S.A. Based on publicly available information Arcelor currently holds, directly or indirectly, approximately 56% of the share capital (consisting of voting common shares and non-voting preferred shares) and approximately 91% of the voting stock in Acesita S.A. Article 254-A of the Brazilian corporation law requires that, in the event of a direct or indirect acquisition of control of a company listed in Brazil, the acquiror must make an offer for all voting shares not already controlled.

Assuming that acquisition of control of Arcelor would constitute a change of control of its Brazilian subsidiaries, tender offers for all minority voting shares must be launched within 30 days following the acquisition of control of Arcelor. The offer price must be at least 80% of the part of the overall acquisition consideration, including premium that is fairly attributable to the Brazilian companies. In the case of Arcelor Brasil S.A., its by-laws increase this percentage to 100%. The determination of the price for Arcelor Brasil and Acesita will be made by an independent expert designated by the company and is subject to judicial review at the request of the minority shareholders.

Mittal Steel may offer the Brazilian shareholders the same mix of shares and cash as in the Offer or it may offer all cash. These offers would be financed out of one or a combination of existing resources, cash flow and proceeds of new financings. Mittal Steel does not expect to make this decision before the Offer is completed. For purposes of example only, based on (i) the current Arcelor shareholding in the two companies (as set out above), (ii) the respective closing market prices of Acesita S.A. and Arcelor Brasil S.A. voting shares on June 23, 2006 as per Bloomberg (which prices may differ from the fair values of such shares as finally determined in the manner described above), (iii) an offer price equal to 80% and 100%, respectively, of such current market prices, in each case without assigning any premium value related to the Offer, and (iv) the Mittal Steel Reference Share Price of €25.71 ($32.17) used for purposes of calculations in the context of the Offer, the minority interests in these companies would have an aggregate value of approximately €2.8 billion ($3.5 billion), requiring the issuance of approximately 74 million shares and the payment of €0.9 billion ($1.1 billion) in cash if Mittal Steel offers the same mix (i.e., 68.9% and 31.1%) of shares and cash as in the Offer.

The issuance of Mittal Steel shares in such an offer would result in dilution of existing shareholders in proportion to their economic interests, and Mittal Steel cannot predict with certainty the values that the independent experts will ultimately assign to the shares of Arcelor Brasil and Acesita. If such values are higher than expected, Mittal Steel will have to finance a higher cash purchase price and possibly issue more shares, resulting in greater dilution.

In certain limited circumstances, Mittal Steel has the right to withdraw and terminate the Offer at any time until the settlement date of the Offer, including during the period between the end of the initial acceptance period and the settlement date. In this case, the value of Arcelor securities may decrease during the period between your tender of such securities in the Offer and the return of such securities to you.

Mittal Steel has the right to withdraw and terminate the Offer upon the failure of any of the three conditions to the Offer (see “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer”):

•	in the event that the Minimum Tender Condition is not satisfied or waived, at any time until (and including) the announcement of the results of the Offer;

•	subject to the prior consent of the European Regulators (insofar as required by applicable law), (i) in the event that certain events beyond the control of Mittal Steel occur or (ii) if Arcelor takes certain actions, that, in either case, materially alter Arcelor’s substance, substantially and adversely affect the economics of the Offer or substantially and adversely affect the ability of Mittal Steel to complete the Offer, at any time prior to the end of the initial acceptance period of the offer (with respect to (i)) and to the settlement date of the Offer (with respect to (ii)); or

•	in the event that any New Securities (defined below) are issued by Arcelor on or after February 6, 2006 without specific authorization by Arcelor’s shareholders (other than issuances pursuant to the exercise of Convertible Bonds or outstanding options and ordinary course issuances pursuant to existing management or employee incentive plans), at any time prior to the settlement date of the Offer.

Whether the Minimum Tender Condition is satisfied and any decision to invoke or waive this condition will be announced by press release and, at the latest, in the press release publishing the results of the Offer. Any decision to withdraw the Offer due to the failure of either of the other two conditions will be announced by press release as soon as possible following the relevant event or action. See “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Limitation on Mittal Steel’s Minimum Tender Condition” for a discussion of certain limitations on Mittal Steel’s ability to invoke the Minimum Tender Condition.

In addition, Mittal Steel has the right to withdraw and terminate the Offer at any time up to the settlement date of the Offer, with the prior consent of the European Regulators (insofar as required by applicable law), in the event that any New Securities are issued by Arcelor on or after February 6, 2006, even with the specific authorization of Arcelor’s shareholders. (See “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration—Securities Covered by the Offer.”)

Upon Mittal Steel’s termination of the Offer, any Arcelor securities tendered in the Offer will be promptly returned to their holders; they will be credited to the relevant financial intermediaries’ accounts with the relevant common security depositaries within three Business Days from the date of publication of the above-mentioned press release. However, the value of your Arcelor securities may decrease between the time you tender them into the Offer and the time they are returned to you following any such termination of the Offer. In particular, you will not be able to withdraw tendered securities following the expiration of the initial acceptance period of the Offer unless and until Mittal Steel terminates the Offer as described above; during this period, you will not be able to dispose of such securities. You will bear the risk of any decrease in value during this time. Mittal Steel will not compensate or indemnify you for any such losses or reduction in value of your securities or your inability to sell your securities.

If the Offer is completed, the liquidity and market value of Arcelor securities not tendered in the Offer may be significantly reduced.

If the Offer is completed, the liquidity and market value of the remaining Arcelor securities held by the public could be significantly reduced by the fact that they will be held by a smaller number of holders.

Depending upon the number of Arcelor securities acquired pursuant to the Offer, following the completion of the Offer, the Arcelor shares and Convertible Bonds may no longer meet the requirements for continued listing on the security exchanges on which they are currently listed. Moreover, to the extent permitted under applicable law and stock exchange regulations, Mittal Steel may seek to cause the delisting of the Arcelor shares and Convertible Bonds on any exchanges on which they are admitted to trading.

If any of the stock exchanges on which Arcelor securities are listed were to delist the Arcelor shares or Convertible Bonds, the market for these securities would be limited. Although it is possible that the Arcelor shares and Convertible Bonds would be traded on other stock exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, Mittal Steel cannot guarantee that any such trading quotations will occur.

In addition, the extent of the public market for the Arcelor shares and Convertible Bonds and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Arcelor shares and Convertible Bonds, as the case may be, remaining at such time, and the interest in maintaining a market in the Arcelor shares and Convertible Bonds, as the case may be, on the part of securities firms. To the extent the availability of such listings or quotations depends on steps taken by Mittal Steel or Arcelor, Mittal Steel or Arcelor may or may not take such steps. Arcelor securityholders should therefore not rely on any such listing or quotation being available.

Historically, the value of the average volume of trading in Mittal Steel shares has been lower than the value of the average volume of trading in Arcelor shares; the post-Offer volume of trading in Mittal Steel shares will depend on the level of acceptances in the Offer and other factors and may be lower than the historical volume of trading in Arcelor shares.

Historically, the “free float,” representing the shares available to public shareholders to trade compared to the total outstanding shares, has been lower for Mittal Steel than for Arcelor. As of January 26, 2006, the day prior to the announcement of the Offer, the free float of Mittal Steel was 11.4% (or $2.6 billion) and the free float of Arcelor was 85.9% (or $14.3 billion).

Historically, the value of the average daily trading volume of Mittal Steel has been lower than the value of the average daily trading volume of Arcelor. During the six- and twelve-month periods prior to announcement of the Offer, the value of the average daily trading volume was €23.2 million ($28.0 million) and €21.5 million ($26.6 million), respectively, for Mittal Steel (representing 1.3% and 1.2% of the free float, respectively) and €90.2 million ($108.7 million) and €92.1 million ($114.0 million), respectively, for Arcelor (representing 0.9% and 1.0% of the free float, respectively). Mittal Steel shares are listed for trading on Euronext Amsterdam and the NYSE and have therefore satisfied the liquidity criteria set out in Article 48 of EU Directive 2001/34/EC of May 28, 2001 relating to the admission of securities to trading on a regulated market in the European Union. Mittal Steel expects that its shares will be listed following the Offer on the European exchanges on which Arcelor shares are currently listed, in addition to Euronext Amsterdam and the NYSE.

Post-Offer, the size of the “free float” and trading volume of Mittal Steel shares will depend on the number of Arcelor securities actually tendered in the Offer and, as to trading volume, other factors common to all listed securities (e.g., the general volatility of financial markets, changes in prevailing interest rates, general economic conditions and the overall political and social situation in the financial markets where the shares are listed). Depending on these factors, such post-Offer “free float” and trading volume may be smaller than those of Arcelor pre-Offer. For further information regarding the prospective “free float” of Mittal Steel shares at various levels of acceptance of the Offer, see “The Offer—Intentions of Mittal Steel Regarding the Business of the Group—Capital Markets Position of the Group.”

Mittal Steel has not verified the reliability of the Arcelor information included in this prospectus.

In respect of information relating to Arcelor presented in this prospectus, including all Arcelor financial information, we have relied exclusively upon publicly available information. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and statements and therefore cannot verify the accuracy, completeness or truth of such information or any failure by Arcelor to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of any such information. Arcelor has not provided representatives of Mittal Steel access to Arcelor’s accounting records and has not permitted its independent public accountants to provide us with any information, including an independent public accountant’s consent. The entry into the Memorandum of Understanding on June 25, 2006 does not change this situation, since it does not provide Mittal Steel with the right to perform due diligence with respect to Arcelor, give it access to Arcelor’s books and records, or require Arcelor to cooperate in the preparation of Mittal Steel’s disclosure in connection with the Offer.

Risks Relating to Mittal Steel

Mittal Steel has experienced rapid growth through acquisitions in a relatively short period of time. The failure to manage such growth could significantly harm Mittal Steel’s future results and require significant expenditures to address the additional operational and control requirements of this growth.

Mittal Steel has experienced rapid growth and development through acquisitions in a relatively short period of time and may continue, following the contemplated acquisition of Arcelor, to pursue acquisitions in order to meet its strategic objectives. Such growth entails significant investment, as well as increased operating costs. Overall growth in Mittal Steel’s business also requires greater allocation of management resources away from daily operations. In addition, the management of such growth (including management of multiple operating assets) will require, among other things, the continued development of Mittal Steel’s financial and information management control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of Mittal Steel, could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mr. Lakshmi N. Mittal currently can appoint Mittal Steel’s directors and determine the outcome of shareholder votes. If the Offer is completed, Mr. Lakshmi N. Mittal will maintain a substantial minority shareholding and may be able as a practical matter to determine the outcome of shareholder votes with respect to significant corporate events.

Mr. Lakshmi N. Mittal currently has the power to elect the members of the Mittal Steel Board of Directors and to exercise voting control over the decisions adopted at the Mittal Steel general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. In particular, Mr. Lakshmi N. Mittal currently has the ability to prevent or cause a change of control of Mittal Steel. Mr. Lakshmi N. Mittal and two of his relatives currently constitute three of the nine members of Mittal Steel’s Board of Directors.

Mr. Lakshmi N. Mittal’s proportionate voting rights will decrease following the completion of the Offer, both as a result of dilution as well as of the proposed elimination of all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). Assuming 100% acceptance of the Offer, upon its completion Mr. Lakshmi N. Mittal will have 43.6% of the voting rights in Mittal Steel, and the top-level company in the group resulting from any post-Offer reorganization. As described in “The Offer – Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure – Intentions Regarding Corporate Governance for the Group – Board of Directors of the Group,” Mr. Lakshmi N. Mittal has committed, subject to certain conditions, to limit the voting power that this substantial shareholding could carry in the general meeting of shareholders of Mittal Steel, Arcelor or the top-level company of the Group during a three-year period following the settlement date of the Offer. However, notwithstanding these limitations during this three-year period, Mr. Lakshmi N. Mittal will have the right to subject decisions of the Board of Directors of Mittal Steel, Arcelor and/or the top-level company of the Group opposed by him to the prior approval of the general meeting of shareholders in which Mr. Lakshmi N. Mittal will have the right to vote as he sees fit.

Mittal Steel may not achieve the expected synergies from its recent significant acquisitions, including the acquisitions of ISG (now Mittal Steel USA) and Kryvorizhstal (now Mittal Steel Kryviy Rih).

Mittal Steel expects to achieve synergies from its acquisitions by integrating the acquired companies with its operations. Integrating the operations of acquired businesses is a complex and ongoing process. Successful integration and the achievement of synergies require, among other things, the satisfactory coordination of business development and procurement efforts, manufacturing improvements and employee retention, hiring and training policies, as well as the alignment of products, sales and marketing operations and information and software systems. The diversion of the attention of the combined company’s management to the integration effort and any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected.

Mittal Steel announced at the time of the acquisition of ISG that it expected to achieve cost synergies of approximately $250 million per annum by 2007 relating to purchasing, manufacturing, operating and other improvements, including inventory reduction, reduced capital expenditures and contract-related improvements in productivity. Through the fourth quarter of 2005, Mittal Steel had achieved $120 million of synergies on an annualized basis. In connection with its acquisition of Kryvorizhstal, Mittal Steel announced that it expected to achieve cost synergies of up to approximately $200 million by the end of 2006, relating to sales, marketing and procurement. The announced synergies from either or both of these acquisitions may not be achieved to the fullest extent or within the expected timeframe, which could significantly harm Mittal Steel’s results of operations.

Mittal Steel may face significant price and other forms of competition from other steel producers, which could have a material adverse effect on its business, financial condition, results of operations or prospects.

Generally, the markets in which steel companies conduct business are highly competitive. Increased competition could cause Mittal Steel to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. Excess capacity in some of the products sold by Mittal Steel will intensify price competition for such products. This could require Mittal Steel to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects. Mittal Steel competes primarily on the basis of quality and the ability to meet customers’ product specifications, delivery schedules and price. Some of the competitors of Mittal Steel may benefit from greater capital resources; have different technologies; have lower raw material and energy costs; and have lower employee post-employment benefit costs.

In addition, the competitive position of Mittal Steel within the global steel industry may be affected by, among other things, the recent trend toward consolidation among Mittal Steel’s competitors, particularly in Europe and the United States; exchange rate fluctuations that may make the products of Mittal Steel less competitive in relation to the products of steel companies based in other countries; and the development of new technologies for the production of steel and steel-related products.

The dependence of certain operating subsidiaries of Mittal Steel on either export or domestic markets may limit its flexibility in managing its business.

Some of Mittal Steel’s operating subsidiaries are primarily export oriented, as domestic markets are not adequate to support operations, and some of its operating subsidiaries are substantially dependent on the domestic markets of their countries of operation. Any rise in trade barriers or trade-related actions in main export markets, or any fall in demand in the export or domestic markets due to weak economic conditions or other reasons, may harm the operations of these subsidiaries and may limit Mittal Steel’s flexibility in managing its business. See Note 17 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

Mittal Steel could experience labor disputes that could disrupt its operations and its relationships with its customers.

A substantial majority of the employees of Mittal Steel are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. For example, steel workers at Mittal Steel’s Lázaro Cárdenas production facilities went on strike on two occasions in the period of February to April of 2006 following the removal of the steel workers’ union leader by the Mexican government. See Note 17 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

Any such breakdown leading to work stoppage could significantly disrupt the operations and harm the financial results of Mittal Steel and its relationships with its customers. Additionally, many of the contractors working at Mittal Steel’s operating subsidiaries’ plants employ workers who are represented by various trade unions. Disruptions with these contractors could also significantly disrupt Mittal Steel’s operations and harm its financial results and its relationships with its customers.

Representatives of various unions representing Arcelor employees have made statements critical of the Offer. Following the acquisition of Arcelor, the combined group may be subject to strikes and other labor actions by former Arcelor employees that would disrupt Mittal Steel’s operations and prevent it from achieving the anticipated synergies and efficiencies arising from the acquisition.

Mittal Steel may encounter supply shortages and increases in the cost of raw materials, energy and transportation.

Steel production requires substantial amounts of raw materials and energy, including iron ore, scrap, electricity, natural gas, coal and coke. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of steel companies. The availability and prices of raw materials may be negatively affected by new laws or regulations; suppliers’ allocations to other purchasers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations and other factors; and the availability and cost of transportation.

In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant increases in oil prices. In addition, natural gas prices in North America reached $15 per mmbtu in 2005 versus a high of $9 per mmbtu in 2004. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

Further, global developments, particularly the dramatic increase in the demand for materials and inputs used in steel manufacturing from China, may cause severe shortages and/or substantial price increases of key raw materials and ocean transportation capacity. Inability to recoup such cost increases from increases in the selling prices of steel companies’ products, or inability to cater to their customers’ demands because of non-availability of key raw materials or other inputs, may significantly harm the business, financial condition, results of operations or prospects of steel companies.

There can be no assurance that Mittal Steel will be able to procure adequate supplies in the future. In addition, a substantial portion of Mittal Steel’s raw materials are procured under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, could significantly harm Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel will substantially increase its outstanding debt in connection with the acquisition of Arcelor, which may lower its credit rating. Cyclical downturns in the steel industry could also lead to credit rating downgrades. Credit rating downgrades could significantly harm Mittal Steel’s refinancing capacity, increase its cost of funding and limit its flexibility in managing its business.

At December 31, 2005, Mittal Steel had outstanding $8.3 billion in aggregate principal amount of debt consisting of $334 million of short-term indebtedness (including the current portion of long-term debt) and $8.0 billion of long-term indebtedness. At December 31, 2005, Mittal Steel also had $2.1 billion of cash and cash equivalents, including short-term investments and restricted cash, and for the year ended December 31, 2005 it recorded operating income of $4.7 billion. A significant portion of such indebtedness consists of funds that were drawn down under a $3.2 billion term and revolving credit facility that Mittal Steel entered into in April 2005 (the “2005 Credit Facility”). On October 19, 2005, Mittal Steel entered into a $3.0 billion bridge term facility to finance part of the acquisition of 93% of the issued share capital of Kryvorizhstal (the “2005 Bridge Finance Facility”). The amount of the 2005 Bridge Finance Facility was increased to $3.5 billion in November 2005. Part of the Kryvorizhstal acquisition was also funded through further drawdowns under the 2005 Credit Facility. As of December 31, 2005, the 2005 Bridge Finance Facility was fully drawn (i.e., $3.5 billion). In December 2005, Mittal Steel entered into an $800 million committed multi-currency letter of credit and guarantee facility to support its day-to-day business.

In connection with the Offer, Mittal Steel has entered into three new credit facilities, a €5 billion (approximately $6.1 billion) credit facility and a €2.8 billion (approximately $3.4 billion) credit facility to finance part of the Cash Portion of the Offer, and a separate €3 billion (approximately $3.7 billion) credit facility to refinance the 2005 Bridge Finance Facility (the “New Credit Facilities”). It is also possible that some of Arcelor’s outstanding debt may require refinancing, although Mittal Steel has not had access to all the information it needs to assess whether change-of-control provisions exist or would be triggered.

As a result of the Offer and its increased level of indebtedness, including a significant increase in its short-term debt, Mittal Steel could suffer credit rating downgrades. Following Mittal Steel’s initial announcement of the proposed Offer on January 27, 2006, Moody’s Investors Service placed Mittal Steel’s Baa3 Corporate Family Rating as well as the Ba1 ratings of its subsidiaries’ debt on credit review for possible downgrade, and Standard & Poor’s Rating Services placed its BBB+ long-term credit rating for Mittal Steel on credit watch with negative implications. Fitch has also placed Mittal Steel’s credit rating on negative ratings watch. Both Moody’s Investors Service and Standard & Poor’s Rating Services issued releases following Mittal Steel’s announcement of a revised offer on May 19, 2006 stating that the revised terms put increased pressure on Mittal Steel’s ability to maintain its current ratings. Subsequent to the second increase in the Offer consideration as announced on June 25, 2006, Fitch maintained its rating watch negative, and added that “… the ratings of MS could either be affirmed at the current ‘BBB’ or lowered by a maximum of one level.” Standard & Poor’s stated in a press release issued on June 26, 2006 that “… the prospect of the rating being affirmed at BBB+ remains possible, if unlikely. It is more likely that the rating on Mittal will be lowered by one notch. There remains a smaller possibility, however, that the rating could be lowered by two notches.” On the same date, Moody’s issued a press release stating that the rating of Mittal Steel remains under review for possible downgrade, without an indication of the size or likelihood of such potential downgrade.

Credit rating downgrades could also result from a cyclical downturn in the steel industry, as Mittal Steel has experienced in the past. Any decline in its credit rating would increase Mittal Steel’s cost of borrowing and may significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness. In addition, any downgrade of Arcelor’s credit rating, if it remains a separate subsidiary of Mittal Steel following the completion of the Offer, could significantly harm its financial condition, results of operations and profitability.

Mittal Steel’s level of indebtedness and its guarantees of the debt of its subsidiaries may limit its flexibility in managing its business.

The 2005 Credit Facility and the New Credit Facilities contain provisions that limit Mittal Steel’s ability to encumber its assets and incur debt and require compliance with maximum leverage and minimum interest coverage ratios. Limitations arising from these credit facilities could adversely affect Mittal Steel’s ability to maintain its current dividend policy and make additional strategic acquisitions.

A portion of Mittal Steel’s working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances. The level of debt outstanding could have important adverse consequences to Mittal Steel, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Mittal Steel has, as of December 31, 2005, also guaranteed $0.9 billion of debt of its operating subsidiaries and some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries. Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating liquidity pressures. In addition, the Company has, as of December 31, 2005, guaranteed approximately $76 million of certain debts at its joint ventures I/N Tek and I/N Kote.

Furthermore, most of Mittal Steel’s current borrowings are at variable rates of interest and expose Mittal Steel to interest rate risk. Generally, Mittal Steel does not use financial instruments to hedge a significant portion of its interest rate exposure. If interest rates rise, Mittal Steel’s debt service obligations on its variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in higher interest costs.

Following completion of the Offer, a substantial portion of Mittal Steel’s debt may be denominated in euro. Accordingly, Mittal Steel could be exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. Any such fluctuations could harm Mittal Steel’s cash flow and profitability and make its operating results highly unpredictable.

As Mittal Steel is a holding company with no revenue-generating operations, it depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future needs.

As Mittal Steel is a holding company with no business operations of its own, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, and pay any cash dividends or distributions on its common shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

Since Mittal Steel is incorporated under the laws of The Netherlands, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its operating subsidiaries, recognizes gains from the sale of its assets or records share premium as a result of the issuance of common shares. See Note 11 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

Mittal Steel’s mining operations are subject to mining risks.

Mittal Steel’s mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others: flooding of the open pit; collapses of the open-pit wall; accidents associated with the operation of large open-pit mining and rock transportation equipment; accidents associated with the preparation and ignition of large-scale open-pit blasting operations; production disruptions due to weather; and hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination. Hazards associated with underground mining operations include, among others: underground fires and explosions, including those caused by flammable gas; cave-ins or ground falls; discharges of gases and toxic chemicals; flooding; sinkhole formation and ground subsidence; and other accidents and conditions resulting from drilling, blasting and removing, and processing material from an underground mine.

Mittal Steel is at risk of experiencing any or all of these hazards. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for Mittal Steel, all or some of which may not be covered by insurance.

Mittal Steel’s Chairman and Chief Executive Officer has for over a quarter of a century contributed significantly to the shaping and implementation of its business strategy and the loss or diminution of his services could have a material adverse effect on Mittal Steel’s business and prospects.

Mittal Steel’s Chairman and Chief Executive Officer has for over a quarter of a century contributed significantly to the shaping and implementation of its business strategy. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman and Chief Executive Officer could have a material adverse effect on Mittal Steel’s business and prospects. Mittal Steel does not maintain key man life insurance on its Chairman and Chief Executive Officer.

Under-funding of pension and other post-retirement benefit plans at some of Mittal Steel’s, as well as potentially Arcelor’s, operating subsidiaries, and the need to make substantial cash contributions to pension plans, which may increase in the future, may reduce the cash available for Mittal Steel’s business.

Mittal Steel’s principal operating subsidiaries in Canada, France, Germany, Trinidad, the United States, South Africa and Ukraine provide defined benefit pension plans to their employees. Some of these plans are currently under-funded. At December 31, 2005, the value of Mittal Steel USA’s pension plan assets with respect to former Ispat Inland pension plans was $2.2 billion, while the projected benefit obligation was $3.0 billion, resulting in a deficit of $795 million. A large part of Mittal Steel’s pension liabilities and funding requirements are at Mittal Steel USA. Mittal Steel USA also has an under-funded post-retirement benefit obligation of $951 million relating to life insurance and medical benefits as of December 31, 2005. See Note 12 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

Mittal Steel’s funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes, future government regulation and the terms of the agreement with the Pension Benefit Guaranty Corporation (“PBGC”). Due to the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for Mittal Steel’s pension plans and other post-employment benefit plans could be significantly higher than amounts currently estimated. These funding requirements could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Arcelor’s 2005 annual report discloses that, as of December 31, 2005, the present value of its unfunded pension obligations was €1.0 billion. The acquisition of Arcelor would therefore substantially increase Mittal Steel’s exposure to the risks identified above relating to unfunded pension obligations.

Mittal Steel is subject to economic risks and uncertainties in the countries in which its operating subsidiaries are present. Any deterioration or disruption of the economic environment in those countries may have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Over the past few years, many of the countries in which Mittal Steel operates, or proposes to operate, have experienced economic growth and improved economic stability. For example, Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with or in anticipation of their accession to the European Union. Others, such as Algeria and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. Mittal Steel’s business strategy was developed partly on the assumption that such economic growth and the modernization, restructuring and upgrading of the physical infrastructure in these countries will continue, thus creating an increased demand for its steel products and maintaining a stable level of steel prices both in these countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, this trend may not continue. In addition, the legal systems in some of the countries in which Mittal Steel operates remain underdeveloped, particularly with respect to bankruptcy proceedings, and the prospect of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of these economies still exists. Reform policies may not continue to be implemented and, if implemented, they may not be successful. In addition, these countries may not remain receptive to foreign trade and investment. Furthermore, any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure may have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel is subject to political and social uncertainties in some of the developing countries in which it operates. Any disruption or volatility in the political or social environment in those countries may have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel operates in a number of developing countries. Some of these countries, such as Poland, the Czech Republic, Romania, Ukraine and Kazakhstan, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political and economic reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, widescale civil disturbances and military conflict, as in Algeria, Bosnia-Herzegovina, Liberia and South Africa. The political systems in these countries may be vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, Mittal Steel may encounter difficulties in enforcing court judgments or arbitral awards in certain countries in which it operates because these countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

Mittal Steel may not generate or obtain sufficient funds to meet the significant capital expenditure commitments and other commitments it has made in connection with certain acquisitions.

In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies involving expenditures required to be made over the next few years. In 2005, capital expenditure rose to $1.2 billion. As at December 31, 2005, Mittal Steel and its subsidiaries had capital commitments outstanding of $1.5 billion under privatization contracts and $144 million under other major contracts. Mittal Steel expects to fund such capital expenditure commitments and other commitments primarily through internal sources, but there can be no assurance that Mittal Steel will be able to generate or obtain sufficient funds to meet these requirements in the future or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of Mittal Steel. See Note 16 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries, that it will not make collective dismissals for certain periods. These periods generally extend several years following the date of acquisition. The inability to make such dismissals may affect Mittal Steel’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions.

Although Mittal Steel has remained in compliance with its obligations under the relevant acquisition agreements and restructuring programs, Mittal Steel may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of Mittal Steel’s investment and/or the loss of certain tax and regulatory benefits.

In addition, Arcelor has announced a number of significant capital projects. Mittal Steel is not currently in a position to assess fully the potential financial impact on it of such projects were the Offer to be completed.

Certain Mittal Steel subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

Mittal Steel has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to certain transitional arrangements and related rules, which determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union.

Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted in accordance with the transitional arrangements that have been breached.

Mittal Steel is susceptible to the cyclicality of the steel industry, making its results of operations unpredictable.

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Steel markets have historically experienced pronounced cyclical fluctuations, driven recently by the substantial increase in production and consumption of steel in China. This trend, combined with rising costs of key inputs, mainly metallics, energy, as well as transportation and logistics, presents an increasing challenge for steel producers.

The volatility and the length and nature of business cycles affecting the steel industry have historically been unpredictable, and the recurrence of another major downturn in the industry may negatively impact the operating results and profitability of Mittal Steel.

Rapidly growing demand and supply of steel products in China and other developing economies may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies such as India has increased at a rapid pace. Steel companies have responded by developing steel production capabilities in these countries. Steel production, especially in China, has been expanding significantly and could be well in excess of Chinese demand depending on continuing demand growth rates. Because China is now the largest worldwide steel producer by a significant margin, any significant excess Chinese capacity could have a major negative impact on world steel trade and prices if excess production is exported to other markets.

Mittal Steel is susceptible to changes in governmental policies and international economic conditions that could limit its operating flexibility and reduce its profitability.

Mittal Steel is susceptible to governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, trade regulations, social or political instability, diplomatic relations, international conflicts and other factors that could limit its operating flexibility and reduce its profitability. Mittal Steel has not obtained, and currently does not intend to obtain, political risk insurance in any country in which it conducts its business.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability.

In many applications, steel competes with other materials, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability.

Mittal Steel may experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

Mittal Steel operates and sells products in a number of countries, and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of countries in which Mittal Steel operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which Mittal Steel operates could adversely affect its business, financial condition, results of operations or prospects. For example, some operations involving the South African rand and the Kazakh tenge are subject to limitations imposed by the South African Reserve Bank and National Bank of Kazakhstan, respectively.

Disruptions to Mittal Steel’s operations could adversely affect Mittal Steel’s business, financial condition, results of operations or prospects.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. Mittal Steel’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. Such disruptions could have an adverse effect on Mittal Steel’s operations, customer service levels and financial results.

The income tax liability of Mittal Steel may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement, or if the operating subsidiaries of Mittal Steel are unable to utilize certain tax benefits.

Taxes payable by companies in many of the countries in which Mittal Steel operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes.

Tax laws and regulations in some of the countries in which Mittal Steel operates may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties in the future, which could significantly reduce Mittal Steel’s cash flow and profitability. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of some business decisions. This uncertainty could expose Mittal Steel to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater-than-expected tax burden. See Note 13 to the Mittal Steel consolidated financial statements, incorporated by reference herein.

In addition, many of the jurisdictions in which Mittal Steel operates have adopted transfer pricing legislation. While Mittal Steel believes that its operations are conducted in compliance with applicable transfer pricing legislation, if tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could significantly reduce Mittal Steel’s cash flow and profitability.

It is possible that taxing authorities in the countries in which Mittal Steel operates will introduce additional revenue-raising measures. The introduction of any such provisions may affect the overall tax efficiency of Mittal Steel and may result in significant additional taxes becoming payable. Mittal Steel cannot offer any assurance that additional tax exposure will not arise or that any such additional tax exposure will not significantly reduce its cash flow and profitability.

Mittal Steel may face a significant increase in its income taxes if tax rates and tax laws and regulations in the jurisdictions and treaties between jurisdictions in which it operates increase and/or are modified by regulatory authorities in an adverse manner. This may adversely affect Mittal Steel’s cash flows, liquidity and ability to pay dividends.

If Mittal Steel were unable to fully utilize its deferred tax assets, its profitability could be reduced.

At December 31, 2005, Mittal Steel had $985 million recorded as deferred tax assets on its balance sheet. These assets can only be utilized if, and to the extent that, Mittal Steel’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carryforwards and reverse the temporary differences before they expire. At December 31, 2005, the amount of future income required to recover Mittal Steel’s deferred tax assets is approximately $4.0 billion at certain operating subsidiaries. Mittal Steel’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If Mittal Steel generates lower taxable income than the amount it has assumed in determining the deferred tax assets, then additional valuation reserves will be required, with a corresponding charge against income.

Mittal Steel is subject to stringent environmental regulations that give rise to significant environmental costs and liabilities, including those arising from environmental remediation programs.

Each of Mittal Steel and Arcelor is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. For example, EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992), may impose new and/or additional rules or more stringent environmental norms with which steel companies may have to comply. Compliance with these obligations may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union or are scheduled to join the European Union in the near future. The costs of complying with environmental regulatory or remediation obligations, including participation in the assessment and remediation of contaminated sites, could be significant and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. In addition to the impact on current facilities and operations, these standards can give rise to substantial environmental liabilities with respect to divested assets and past activities.

Currently, Mittal Steel is involved in a range of compliance actions and legal proceedings concerning environmental matters, all of which relate to legacy obligations arising from acquisitions. Mittal Steel understands that Arcelor is also involved in proceedings relating to alleged environmental liabilities. Mittal Steel is also conducting significant remedial activities at various facilities to address environmental liabilities as part of the settlement of these actions and, in some cases, in the absence of any governmental action. See Note 17 to the Mittal Steel consolidated financial statements. Mittal Steel has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and the reserved amounts may not be adequate, especially in light of the potential for change in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional activities not initially included in the remediation estimates, and the potential for Mittal Steel to be liable for remediation of other sites for which provisions have not been previously established. Such future developments could result in significantly higher environmental costs and liabilities.

In addition, Mittal Steel has agreed to make certain capital expenditures related to environmental matters in connection with its acquisition of certain of its operating subsidiaries. Failure to comply with its commitments under these agreements could result in significant monetary penalties.

Natural disasters could significantly damage Mittal Steel’s production facilities.

Natural disasters could significantly damage Mittal Steel’s production facilities and general infrastructure. In particular, Mittal Steel Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacan, Mexico and Mittal Steel Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could severely affect our ability to conduct business operations and, as a result, reduce our future operating results.

Mittal Steel’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects. Mittal Steel maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. Mittal Steel’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the operating subsidiaries of Mittal Steel also maintains various other types of insurance, such as workmen’s compensation insurance and marine insurance. Notwithstanding the insurance coverage that Mittal Steel and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the policy, or losses arising from events not covered by their insurance policies, could materially harm Mittal Steel’s financial condition and future operating results.

Product liability claims could adversely affect Mittal Steel’s operations.

Mittal Steel sells products to major manufacturers who are engaged to sell a wide range of end products. Furthermore, Mittal Steel’s products are also sold to, and used in, certain safety-critical applications. If Mittal Steel were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer’s production lines could result. There could also be significant consequential damages resulting from the use of such products. Mittal Steel has a limited amount of product liability insurance coverage, and a major claim for damages related to products sold could leave Mittal Steel uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

International trade actions or regulations and trade-related legal proceedings may adversely affect sales, revenues and business in general of steel companies.

Mittal Steel is an international operation with sales spanning many countries, and, therefore, its businesses have significant exposure to the effects of trade actions and barriers. In the past, various countries, including the United States, have instituted, or are contemplating the institution of, trade actions and barriers.

Mittal Steel cannot predict the timing and nature of similar or other trade actions by the United States or any other country. Because of the international nature of Mittal Steel’s operations, it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could adversely affect Mittal Steel’s profit margins and, as a result, its business, financial condition, results of operations or prospects and, depending on the timing, nature and jurisdiction of such actions, such adverse effects could be material.

In addition to the more general trade barriers described above, if any steel company were party to a regulatory or trade-related legal proceeding that was decided adversely to such company, or an operating subsidiary thereof, it could materially disrupt its ability to conduct its business.

Significant expenditures and senior management time may be required with respect to Mittal Steel’s internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act and the regulations of the SEC thereunder require senior executive and senior financial officers of Mittal Steel to assess on a regular basis the internal controls over financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls. Mittal Steel’s external auditors will also be required to provide an attestation of management’s evaluation, including with respect to entities acquired by Mittal Steel (such as Arcelor), some of which may not be subject to Section 404 or may have internal control weaknesses or deficiencies. In the event that Mittal Steel’s senior management or independent accountants determine that Mittal Steel’s internal controls over financial reporting are not effective as defined under Section 404, we could incur significant additional costs to remedy our internal controls and our reputation among investors may be harmed. The rules regarding management’s report on internal controls and attestation will apply to Mittal Steel from the fiscal year ending December 31, 2006.

Mittal Steel’s results of operations may differ significantly from the unaudited pro forma condensed combined financial information included in this prospectus.

The prospectus includes unaudited pro forma condensed combined financial information giving effect to our acquisition of Arcelor and to our acquisition of ISG as if they had occurred as of January 1, 2005. This pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had these acquisitions been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. In particular, it does not reflect benefits of expected cost savings or revenue opportunities with respect to Arcelor nor does it reflect a detailed allocation of the purchase price to Arcelor assets and liabilities, as such exercise can only be performed with access to detailed and non-publicly available information. Accordingly, Mittal Steel’s results and financial condition may differ significantly from those portrayed by the unaudited pro forma condensed combined financial information included herein.

The reconciliation of Arcelor’s financial statements to U.S. GAAP could result in a decrease of the reported financial results of the combined entity.

Arcelor has prepared its historical financial statements in accordance with IFRS. If the Offer is completed, it will be necessary to reconcile Arcelor’s financial results to U.S. GAAP to comply with Mittal Steel’s U.S. reporting obligations in the future. It is not possible to quantify the impact that this reconciliation will have on Mittal Steel’s financial statements, although Arcelor’s U.S. GAAP reported results could be lower than Mittal Steel’s U.S. GAAP reported results.

Future sales of Mittal Steel’s common shares may affect the market price of its shares.

Sales, or the possibility of sales, of substantial numbers of Mittal Steel’s common shares in the public markets could have an adverse effect on the market price of its common shares. Assuming 100% acceptance of the Offer, upon its completion the Controlling Shareholder will own approximately 45% of Mittal Steel’s common shares after the Offer and will not be subject to resale restrictions.

U.S. investors may have difficulty in enforcing civil liabilities against Mittal Steel and its directors and senior management.

Mittal Steel is organized under the laws of The Netherlands with its principal executive offices and corporate seat in Rotterdam, The Netherlands. The majority of Mittal Steel’s directors and senior management and some of the experts named in this prospectus are residents of jurisdictions outside the United States. The majority of Mittal Steel’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon Mittal Steel or these persons or to enforce outside the United States judgments obtained against Mittal Steel or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against Mittal Steel or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements based on estimates and assumptions. Forward-looking statements include, among other things, statements concerning the financial condition, the results of operations and the business of Mittal Steel, including its acquired subsidiaries, the anticipated financial and other benefits resulting from Mittal Steel’s acquisitions and the proposed acquisition of Arcelor, and Mittal Steel’s plans and objectives following these transactions. These statements usually contain the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of Mittal Steel. These forward-looking statements speak only as of the date on which the statements were made and no obligation has been undertaken to update publicly or revise any forward-looking statements made in this registration statement or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this prospectus, it is believed the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	Mittal Steel’s ability to obtain regulatory approvals for the proposed acquisition of Arcelor without materially onerous conditions;

•	costs or difficulties related to the integration of acquisitions, including the proposed acquisition of Arcelor, may be greater than expected;

•	the risk of unexpected consequences resulting from acquisitions, including the proposed acquisition of Arcelor;

•	operating results following acquisitions, including the proposed acquisition of Arcelor, may be lower than expected;

•	any change-of-control provisions in Arcelor’s agreements which might be triggered by the transaction;

•	Mittal Steel’s ability to manage its growth;

•	uncertainty as to the actions of the Controlling Shareholder of Mittal Steel;

•	the timing of realization of cost savings expected to result from Mittal Steel’s acquisitions, including the proposed acquisition of Arcelor;

•	the risk of decreasing prices for Mittal Steel’s and Arcelor’s products and other forms of competition in the steel industry;

•	the risk of labor disputes, including as a result of the proposed acquisition of Arcelor;

•	the risk of significant supply shortages and increases in the cost of raw materials, energy and transportation;

•	any downgrade of Mittal Steel’s credit rating as a result, among other things, of a downturn in the steel industry cycle, the debt to be incurred in connection with the proposed acquisition of Arcelor or any possible refinancing of Arcelor debt thereafter, as well as any downgrade of Arcelor’s credit rating if it remains a separate subsidiary of Mittal Steel following the completion of the Offer;

•	Mittal Steel’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	Mittal Steel’s ability to operate within the limitations imposed by financing arrangements;

•	Adverse changes in interest rates;

•	Mittal Steel’s and Arcelor’s ability to attract and retain talented management;

•	Mittal Steel’s ability to fund under-funded pension liabilities;

•	general economic conditions, whether globally, nationally or in the market areas in which Mittal Steel and Arcelor conduct business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which Mittal Steel and Arcelor conduct business;

•	Mittal Steel’s and Arcelor’s ability to operate successfully within a cyclical industry;

•	increased competition from substitute materials, such as aluminum;

•	fluctuations in currency exchange and interest rates;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union or otherwise, may adversely affect the businesses in which Mittal Steel and Arcelor are engaged; and

•	the threat, institution or adverse determination of claims against Mittal Steel and Arcelor.

Some of these factors are discussed in more detail in this prospectus, including under the section “Risk Factors.”

MEMORANDUM OF UNDERSTANDING BETWEEN MITTAL STEEL, ARCELOR AND THE CONTROLLING SHAREHOLDER

On June 25, 2006, after unanimous approval by the respective Boards of Directors of Mittal Steel and Arcelor, Arcelor, Mittal Steel and the Controlling Shareholder (collectively, “the Parties”) signed the Memorandum of Understanding. References to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to the top-level company in the Group following the merger of Arcelor and Mittal Steel, as provided below.

The terms of the revised Offer under the Memorandum of Understanding are provided in “The Offer—Terms and Conditions of the Offer—Offer Scope and Consideration.”

The following is a summary of the material provisions of the Memorandum of Understanding.

Arcelor/Mittal Steel Model

The Parties have agreed to develop and embrace the following business model (the “Arcelor/Mittal Steel Model”) for Arcelor, Mittal Steel and the Company. The Arcelor/Mittal Steel Model will aspire to achieve the highest standards of sustainable development in the steel industry, i.e., for the Company to be the global leader in high quality steel solutions and the best steel company for customers, shareholders and employees. The Arcelor/Mittal Steel model is consistent with Mittal Steel’s current business plans and practices.

This will require the achievement of:

(i)	industrial excellence through state of the art assets sustained by sound capital expenditure levels and best in class R&D;

(ii)	commercial leadership based on strong distribution channels, one face to the customer and placing margin optimization before volume optimization;

(iii)	people management and social responsibility through appropriate incentive schemes, development of entrepreneurship, social dialogue, social responsibility in case of restructuring decisions and high ethical standards;

(iv)	high profitability targets including a 30% dividend payout target and a sound capital structure; and

(v)	management organization and high corporate governance standards, including the separation of the board of directors and the management board, a majority of independent directors, and a management structure along three dimensions (business units, corporate and transversal functions and regions).

Post-Offer Merger

The Parties have agreed to use their best efforts to procure, as soon as practicable following completion of the Offer and any related subsequent offer or compulsory buy-out, the merger of Mittal Steel into Arcelor, with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. The completion of the post-Offer Merger will be subject to the Controlling Shareholder having obtained an exemption from the mandatory tender offer requirement set forth in Article 5 of the

Luxembourg law of May 22, 2006 on takeover for possibly crossing the one-third threshold in Arcelor through the merger of Mittal Steel into Arcelor, which shall not have been successfully challenged before competent jurisdictions. The merger will take the form of a cross border merger governed by Dutch and Luxembourg law. Accordingly, the rights and privileges of Arcelor shareholders who tender their shares in the Offer for Mittal Steel shares may, following completion of such merger, again be governed by Luxembourg law. Further discussions will be held with the Luxembourg authorities to seek to obtain from them the appropriate comfort with respect to the location of the headquarters of the Company in Luxembourg. The structure of the merged entity is to be determined based upon tax and other considerations. The merger of Mittal Steel into Arcelor, resulting in a combined entity “Arcelor Mittal”, is expected to take place during the first half of 2007. This merged entity would retain listings on the NYSE and in Paris, Amsterdam, Brussels, Luxembourg and Madrid, where Mittal Steel shares will be listed upon completion of the Offer.

Limitation on Mittal Steel’s Minimum Tender Condition

Mittal Steel has agreed not to waive the Minimum Tender Condition, (as defined in the “Offer—Terms and Condition of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition” herein) unless it holds, after completion of the Offer (through securities tendered in the Offer and with any person(s) acting in concert with it), at least 215 million shares of Arcelor. Mittal Steel will be under no obligation to waive the Minimum Tender Condition.

Terms of the Arcelor Board Recommendation of the Revised Offer

In the context of the recommended offer, the Arcelor Board has agreed to the following conditions:

•	the Arcelor Board shall be permitted to modify or withdraw its recommendation only upon the occurrence of any of the following: (i) receipt of a Superior Offer (as defined below), (ii) the occurrence of a Material Adverse Change affecting Mittal Steel (as defined below); or (iii) a material breach of representations and warranties of Mittal Steel.

•	Arcelor shall publicly recommend the revised Offer and encourage all of its shareholders and Convertible Bond holders to tender into the revised Offer.

•	The Parties shall use their best efforts to obtain the public undertaking of the Luxembourg State, Walloon Region and the employee funds to tender their Arcelor shares into the revised Offer.

•	Arcelor will not reschedule nor announce a public repurchase of its own shares, nor proceed with any stock buyback or market purchase during the pendency of the revised Offer;

•	The Arcelor Board will exercise its right to terminate the Strategic Alliance Agreement, dated May 25, 2006, between Arcelor, Severstal and Mr. Mordashov and all ancillary agreements related thereto (collectively, the “SAA”) as soon as it is entitled to do so under the terms and conditions of the SAA. In addition, Arcelor shall:

•	encourage Arcelor shareholders to attend, in person or by proxy, the Extraordinary General Meeting of its shareholders called for June 30, 2006 to vote on the SAA and related transactions (see “Summary—Arcelor—Transactions Relating to Severstal”);

•	cause the Chairman to act consistently with the Memorandum of Understanding and the Board’s recommendation of the revised Offer, including at the Extraordinary General Meeting of its shareholders called for June 30, 2006;

•	participate in joint marketing efforts, including roadshows and investors’ presentations along with Mittal Steel;

•	not agree to any modification of the SAA or any other agreement with Mr. Mordashov, Severstal or any of their affiliates.

Except to the extent specifically required by the SAA as of the date of the Memorandum of Understanding, for so long as the revised Offer, including any modification, extension, renewal or refiling thereof, is pending, Arcelor has agreed that it’s Board of Directors will not utilize the power granted by Article 5 of its Articles of Association to issue any new equity securities of Arcelor (or any securities or right to acquire any new equity securities) without specific shareholder approval, and that it will not issue new equity securities or sell any equity securities (or any securities or right to acquire any new equity securities) except pursuant to the affirmative vote of the shareholders in the manner provided for amendments of its Articles of Association (i.e. a majority vote at a duly convened shareholders’ meeting having the required quorum under Luxembourg law).

Arcelor has agreed that for so long as the revised Offer, including any modification, extension, renewal or refiling thereof is outstanding, it will not, other than in performance of obligations outstanding under the current SAA, enter into any transaction or action not in the ordinary course without the affirmative vote of shareholders in the manner provided for amendments of Arcelor’s Articles of Association, or without the prior written consent of Mittal Steel. The Memorandum of Understanding provides that such agreement of Arcelor will not prevent Arcelor’s Board of Directors from recommending a Superior Offer.

Arcelor has agreed that it will not withdraw or modify its recommendation for the revised Offer or approve or recommend any Acquisition Proposal, unless it is a Superior Offer.

“Acquisition Proposal” means any proposal or offer from any person other than Mittal Steel relating to any (i) tender or exchange offer involving shares of Arcelor, (ii) merger, consolidation or other business combination involving Arcelor, (iii) direct or indirect acquisition or purchase of a significant proportion of the assets of Arcelor, (iv) recapitalization or restructuring of Arcelor, or (v) the acquisition of any Arcelor securities, or beneficial interest in any Arcelor securities, or rights convertible into or exchangeable for any such securities, whether by way of tender, exchange, new issuance or otherwise.

“Material Adverse Change” means any exceptional event that occurs relating to Mittal Steel or any action taken by Mittal Steel (in either case other than as a result of the terms hereof or any actions taken by Arcelor) that, in either case, materially alters Mittal Steel’s substance or substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the revised Offer.

A “Superior Proposal” means any (i) unsolicited, complete and fully committed offer, (ii) accompanied by the required evidence of its full financing, (iii) subject only to the recommendation of the Board of Directors of Arcelor, (iv) that has been publicly announced and officially filed with all competent EU regulatory stock market authorities, (iv) that contemplates a Superior Offer and (v) that the Board of Directors of Arcelor (having consulted its financial and legal advisors) has validly determined to result in a Superior Offer from a bidder capable of completing such a Superior Offer.

“Superior Offer” means any Acquisition Proposal taking the form of a public offer (offre publique d’acquisition) for all equity securities of Arcelor, regulated by the Luxembourg law dated May 22, 2006 on takeover bids, that the Arcelor Board determines, in its good faith judgment, after due consideration of its fiduciary duties and based on a fairness opinion issued by a bank of international reputation, to be superior for Arcelor’s stakeholders when compared as a whole with the revised Offer.

Confirmation of Social Commitments

Mittal Steel will respect fully all of Arcelor’s commitments with respect to employment and other social and human relations policies. Under the Memorandum of Understanding, Mittal Steel and Arcelor have agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the European Union as a result of the integration of the Mittal Steel and Arcelor groups, other than in connection with (i) Arcelor’s announced restructuring plans and (ii) the remedy package agreed by Mittal Steel with the European Commission. In general, Mittal Steel intends to implement such Arcelor restructuring plans as announced.

Employee Share Ownership

Mittal Steel and Arcelor have agreed to continue promoting employee share ownership in line with best corporate practices for continental European listed companies and that Arcelor’s AESOPE plan will be implemented in accordance with its terms.

Corporate Governance

Pursuant to the Memorandum of Understanding, certain special governance mechanisms designed to promote the integration of Arcelor and Mittal Steel will be put in place for an initial transitional period of three years following the settlement date of the Offer (the “Initial Term”). Arcelor and Mittal Steel have agreed to change and unify their respective corporate governance structure and rules as soon as possible after completion of the Offer until such time as the two companies are integrated or merged into one Company. Until Mittal Steel is merged into Arcelor, the composition and operation of Mittal Steel’s Board of Directors will be identical to those of Arcelor.

Until the earlier of the completion of the revised Offer or the termination of the Memorandum of Understanding, each of Mittal Steel and Arcelor will operate their respective business in the ordinary course, consistent with past practice.

Board of Directors and Management Board

Each of Mittal Steel, Arcelor and the Company will be governed by a Board of Directors and a Management Board. Each Board of Directors will comprise solely non-executive directors. The day-to-day management of the Company will be entrusted to the Management Board.

The initial Management Board will include the four current members of the Arcelor Management Board, the current Arcelor CEO becoming the Chief Executive Officer of the Company, and three members to be nominated by the current Mittal Steel Board of Directors, i.e., in total seven members. If the current Arcelor CEO withdraws or resigns; the new Company CEO would be appointed further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

No decision has yet been made with respect to the allocation of management responsibilities within the Group and the exact composition of the management team, including the top management and the Management Board in particular. Mittal Steel and Arcelor will allocate management responsibilities on the basis of the best available talent within Mittal Steel and Arcelor for each position. The new organizational structure will be developed with senior management of both companies. During the Initial Term, the appointment and remuneration of persons appointed to serve as the CEOs and board members of the Company’s main subsidiaries and the heads of the main business units and corporate functions of the Company will be decided by the Management Board acting unanimously.

Board of Directors of the Group

(i)	Composition of the Board of Directors

The Memorandum of Understanding provides that during the Initial Term, the Board of Directors of the Company (which means each of Arcelor and Mittal Steel until the post-Offer Merger and then the post-Offer merged entity) will have the following characteristics:

Each initial Board of Directors will be composed of 18 non-executive members, the majority of whom will be independent.

•	Six members will be nominated by Mittal Steel, three of whom will be independent.

•	Six members will be from the existing Arcelor Board of Directors.

•	Three members will be from the existing Arcelor Board of Directors representing existing Arcelor major shareholders.

•	A further three members will be employee representatives.

All directors will be non-executive and a majority of the Company Board of Directors will be constituted by directors who are (i) independent within the meaning of the definition thereof in the NYSE listing standards as applied to non-U.S. companies (i.e., “foreign private issuers”), and (ii) unaffiliated with any shareholders owning or controlling more than 2% of the shares of the Company (post-completion of the Offer).

During the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors. Mr. Joseph Kinsch shall be the first Chairman of the Board of Directors of Arcelor and Mr. Lakshmi Mittal (in his capacity as representative of the Controlling Shareholder) shall be the first President of the Board of Directors. Upon the retirement of Mr. Joseph Kinsch, Mr. Lakshmi Mittal (in his capacity as representative of the Controlling Shareholder) shall become Chairman and Mr. Joseph Kinsch shall propose the successor President, who shall be an independent director or a former employee of Arcelor. Mr. Lakshmi Mittal (in his capacity as representative of the Controlling Shareholder) shall be the Chairman of the Board of Directors of Mittal Steel until the post-Offer merger and Mr. Joseph Kinsch shall be the President. The proposed successor President will serve as President for so long as he or she is a director and the Controlling Shareholder has agreed to vote for his or her renewal as director, except in case of gross negligence or willful misconduct in the exercise of his or her functions as director or in the event that the Appointments and Remuneration Committee vetoes his or her nomination. Moreover, upon retirement, death or incapacity of Mr. Lakshmi Mittal, he shall be replaced by any other representative designated by the Controlling Shareholder from time to time.

The directors will be elected and removed by the general meeting of shareholders, by a simple majority of votes cast. Except as specifically described, no shareholder will have special rights to nominate, elect or remove directors. All directors will be elected by the general meeting of shareholders for three-year terms.

Following the Initial Term, and subject to the provisions of Mittal Steel’s Articles of Association, the Controlling Shareholder will be entitled to representation on the Company Board of Directors in proportion to its shareholding.

During the Initial Term, and subject to the Controlling Shareholder owning or controlling at least 15% of the outstanding share capital of the Company (post-completion of the Offer), the Controlling Shareholder will be entitled to elect to the Company’s Board of Directors up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Controlling Shareholder and three independent directors.

Finally, upon expiration of the Initial Term, the Parties will review the Company’s corporate governance rules described above in order to reflect the best standards of corporate governance for comparable companies, and in particular have them conform with the corporate governance aspects of the NYSE listing standards applied to non-U.S. companies and the Luxembourg Code of Governance. Moreover, the Chairman and the President shall consult in the year prior to the end of the Initial Term with a view to determining the identity of the directors that could be recommended to the Appointments and Remuneration Committee.

(ii)	Operation of the Board of Directors

The required quorum for meetings of the Board of Directors will be a majority of the directors, including at least the Chairman, the President and a majority of the independent directors being present or represented.

During the Initial Term, the agenda of each Board of Directors meeting shall be jointly agreed by the Chairman and the President of the Board of Directors and shall include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try to resolve any such disagreement. After the expiration of the Initial Term, the Chairman and the President will seek to agree the agenda on a reasonable efforts basis.

For so long as there is a Chairman and a President of the Board of Directors, the Chairman and the President will meet at regular intervals, or more often if and when required at the request of either the Chairman or the President, to discuss and evaluate the principal strategic business decisions for the Company and prepare the related board meetings.

Each director will have one vote and no director will have a casting vote. Board decisions will be taken by a majority of the directors present and represented at a quorate meeting, except as otherwise required by Luxembourg or Dutch law, as the case may be.

The authorized capital will be reduced to the number of shares outstanding after completion of the revised Offer (including any shares to be issued pursuant to outstanding stock options and OCEANES due 2017), so that any further capital increase will have to be approved by a shareholders’ meeting in accordance with applicable law.

(iii)	Controlling Shareholder Right of Opposition

During the Initial Term, with respect to Board of Directors’ decisions that require shareholders’ approval, the Controlling Shareholder shall vote in accordance with the position expressed by the Board of Directors, unless Mr. Lakshmi Mittal opposes any such position, in which case the Controlling Shareholder can vote as it wishes. During the Initial Term, if Mr. Lakshmi Mittal opposes any decision of the Board of Directors on a matter that does not require shareholders’ approval and that was not proposed by him, Mr. Lakshmi Mittal shall have the right to request such action to be first approved by a shareholders’ meeting and the Controlling Shareholder shall have the right to vote at such meeting as it sees fit. The Board of Directors shall not approve any action that has been rejected by such shareholders’ meeting.

(iv)	Board of Directors’ Committees

The Board of Directors shall have two committees: an Audit Committee and an Appointments and Remuneration Committee.

The Audit Committee will be composed of four independent directors, with independence defined as set out above and also under Rule 10A-3 under the Exchange Act. The four members will be appointed by the Board of Directors. The Audit Committee shall make decisions by a simple majority with no member having a casting vote.

The Appointments and Remuneration Committee will be composed of four directors: the President (for so long as there is a President and thereafter an independent director), the Chairman and two independent directors, one of whom will be nominated by Mittal Steel’s current Board of Directors and one of whom will be nominated by Arcelor’s current Board of Directors. The Appointments and Remuneration Committee will be chaired by an independent director. The four members will be appointed by the Board of Directors. The Appointments and Remuneration Committee shall make decisions by a simple majority vote with no member having a casting vote. The Appointments and Remuneration Committee will be in charge of making recommendations to the Board of Directors relating to the appointment of the members of the Board of Directors, the appointment and remuneration of the members of the Management Board and the principles of remuneration for other senior or top executives of the Group.

Issuance of Shares to Mr. Mordashov

If shares of Arcelor are issued (i) to the benefit of Mr. Mordashov or any entity affiliated to Mr. Mordashov in accordance with the SAA or otherwise or (ii) to any other party having made an Acquisition Proposal pursuant to an agreement with such other party, without Mittal Steel and the Controlling Shareholder having agreed in writing to such issuance of shares prior to its implementation, the provisions under the caption “Corporate Governance” and “Independence of the Company” herein, shall immediately terminate. In the event that (i) Mr. Mordashov or any entity affiliated with Mr. Mordashov has acquired Arcelor shares in accordance with the SAA, (ii) has exercised the unwind provision of the SAA and (iii) as a result, no longer holds, directly or indirectly, any such shares in Arcelor, the provisions under the caption “Corporate Governance” and “Independence of the Company” herein, shall immediately be reinstated and applied.

During the pendency of the revised Offer, any agreement between Mr. Mordashov or any entity affiliated to Mr. Mordashov on the one hand, and Mittal Steel or the Controlling Shareholder or any entity affiliated with either of them on the other hand, will require the prior approval of at least a simple majority of the Independent Directors of Arcelor. After the completion of the revised Offer, if Mr. Mordashov or any entity affiliated with Mr. Mordashov has acquired Arcelor shares, the Controlling Shareholder may enter into discussions with Mr. Mordashov with a view to resolving the situation. Independent Directors appointed on the Company Board of Directors shall be informed and consulted in respect of the solutions envisaged by the Controlling Shareholder and the Controlling Shareholder shall be free to implement such solutions, unless two thirds of the Company Independent Directors vote against such solutions.

Independence of the Company

The Parties agreed that during the Initial Term, the Controlling Shareholder will not increase its representation on the Company Board of Directors to attempt to remove a company director (other than a director appointed by it) or attempt to make any change to the composition or size of the Company Board of Directors.

After the end of the Initial Term, and subject to the provisions of the Articles of Association, the Controlling Shareholder will be entitled to representation on the Company Board of Directors proportional to its shareholding.

Related-Party Transactions

The Parties have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors.

The Company Board of Directors will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Standstill

Mittal Steel has agreed that, during the pendency of the revised Offer, it will not discuss or negotiate with any third party any direct or indirect participation by such third party in any bid or acquisition for Arcelor or any merger or contribution of assets or recapitalization or participation in a proposed equity transaction relating to Arcelor, without the prior written consent of the Arcelor Board. Mittal Steel shall be free to acquire Arcelor shares, through market purchases or otherwise, after the settlement and delivery of the revised Offer.

The Controlling Shareholder has agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Controlling Shareholder.

Notwithstanding the above, if (and whenever) the Controlling Shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Controlling Shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Controlling Shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if the decisions to implement such measures were taken at a shareholders’ meeting in which the Controlling Shareholder did not vote or by the Company Board with a majority of independent directors voting in favor. Finally, the Controlling Shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company Board of Directors consents in writing to such acquisition by the Controlling Shareholder or (ii) the Controlling Shareholder acquires such shares in an offer for all of the shares of the Company.

Lock-up

During the five-year period following the settlement date of the Offer, the Controlling Shareholder has agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Controlling Shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Controlling Shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

The above standstill and lock-up undertakings will cease to have effect if the Controlling Shareholder no longer owns or controls at least 15% of the Company’s outstanding share capital.

Non-compete

For so long as the Controlling Shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Management Board, the Controlling Shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for ISPAT Indonesia.

Non-solicitation

As an essential condition to Mittal Steel’s entering into this transaction, Arcelor has agreed that during the pendency of the Offer it will not solicit or enter into, entertain or pursue any discussion or negotiation with any third party (including Mr. Mordashov, Severstal, any affiliate of Mr. Mordashov or Severstal, or any persons acting with either of them or on their behalf) relating to any proposal to acquire Arcelor shares directly or indirectly. The only exception to these above restrictions is in connection with the public announcement and filing by a third party with all competent European Union regulatory stock market authorities of an unsolicited fully-financed Superior Offer for the entire share capital of Arcelor, subject only to the recommendation of the Board of Directors of Arcelor, taking the form of a public offer (offre publique d’acquisition) for all equity securities of Arcelor, regulated by the Luxembourg law dated May 22, 2006 on takeover bids.

Treatment of Stock Options

In the Memorandum of Understanding, Arcelor has reserved the right to accelerate the vesting of outstanding options to acquire its shares in connection with the Offer, subject to its reasonable efforts to limit the social security and tax costs to Arcelor resulting from such acceleration and related exercise of stock options. If the Offer is consummated, the existing options to acquire shares of Arcelor will be maintained so that option holders will continue to benefit from such options after the merger discussed above. In the event that such merger is not completed by June 30, 2007, Mittal Steel has agreed to put in place a liquidity mechanism that will allow the option holders, after the lapsing of applicable holding periods under tax laws and regulations, to exchange Arcelor shares resulting from the exercise of their stock options into Mittal Steel shares on the basis of the exchange ratio in the secondary exchange offer of the Offer.

Dofasco

The Parties were unable to reach agreement as to the retention or disposal of Dofasco. In the Memorandum of Understanding, the Parties noted their respective positions on this issue. Mittal Steel stressed the undertakings that it has made to the U.S. Department of Justice and ThyssenKrupp relating to the sale of Dofasco and its view that Dofasco is not strategically necessary or important for the combined entity given Mittal Steel’s existing activities in North America. Arcelor strongly stated that it considers Dofasco a highly valuable and strategically important investment for both Arcelor and the combined entity notwithstanding Mittal Steel’s existing North American activities, that it considers the retention of Dofasco to be in the corporate interest of Arcelor, that it does not in fact control the Dutch foundation that actually owns Dofasco, and that it could not and would not agree to cause the foundation’s dissolution to sell Dofasco. (See “The Offer—Agreement between Mittal Steel and ThyssenKrupp regarding Dofasco.”)

In light of this serious disagreement and in order to permit the revised Offer to proceed for the benefit of their respective shareholders, the Parties agreed that, if the revised Offer is consummated, Mittal Steel will once again submit the question of the sale of Dofasco to Arcelor’s Board of Directors (which shortly following settlement of the Offer will have the same composition as Mittal Steel’s Board of Directors) for further consideration and decision. Any decision to dissolve the foundation and sell Dofasco is (1) subject to approval of Arcelor’s Board of Directors, which, as an essential condition of Arcelor’s entering into the Memorandum of Understanding, will consider the matter solely in light of the corporate interest of Arcelor, and (2) subject to the unanimous approval of the foundation.

Mittal Steel remains firmly committed to compliance with its agreements with the Department of Justice and with ThyssenKrupp. Although there can be no assurance, Mittal Steel believes that, when the new Arcelor Board of Directors considers all of the circumstances, including these agreements, it will conclude that sale of Dofasco is in the corporate interest of Arcelor. In any event, however, Mittal Steel believes that, if it acquires a majority of the shares of Arcelor and if the Department of Justice decides that an antitrust remedy is necessary, (1) the agreement with the Department of Justice will apply to Arcelor and any successor Company, and (2) Arcelor will have to comply with the agreements to divest Dofasco, including by using its best efforts to cause the dissolution of the Dutch foundation.

Extraordinary Meetings of Shareholders

The Parties have agreed that upon completion of the Offer, each of Arcelor and Mittal Steel will convene an extraordinary meeting of shareholders (“EGM”) at the earliest practicable date to adopt the following corporate governance and other changes:

(i)	the Board of Directors will consist of up to 18 members;

(ii)	all members of the Board of Directors will be non-executives;

(iii)	at least one-half of the Board of Directors will be composed of independent directors;

(iv)	the Audit Committee will consist only of independent directors;

(v)	the Controlling Shareholder will be entitled to representation on the Board of Directors proportional to its shareholding (subject to the provisions of the Memorandum of Understanding);

(vi)	the Articles of Association may be amended from time to time by a general meeting of shareholders subject to the quorum and majority requirements provided for by applicable law, except the provisions of the Articles of Association relating to the matters set out in (i) – (v) above, which may only be amended by a vote of shareholders representing two-thirds of the relevant company’s voting rights; and

(vii)	the election of the initial Board of Directors as nominated in the manner set forth above.

In addition, the agenda of Arcelor’s EGM shall also include the reduction of Arcelor’s authorised capital to the amount of issued share capital immediately upon completion of the Offer.

Termination of the Memorandum of Understanding

The Memorandum of Understanding may be terminated pending completion of the Offer as follows:

•	by mutual written consent of the Parties;

•	by either Mittal Steel or Arcelor, if Mittal Steel withdraws the Offer based on a failure of any of the Offer conditions to be satisfied or waived;

•	by either Mittal Steel or Arcelor, upon a material breach of the representations and warranties made by the other;

•	by Arcelor, if either Mittal Steel or the Controlling Shareholder materially breaches the Memorandum of Understanding and such breach is not cured promptly;

•	by Mittal Steel, if Arcelor materially breaches the Memorandum of Understanding and such breach is not cured promptly;

•	by the Controlling Shareholder, if the Company materially breaches the Memorandum of Understanding and such breach is not cured promptly;

•	by Arcelor, upon the occurrence of a material adverse change relating to Mittal Steel;

•	by Mittal Steel, if the condition as to the absence of a material adverse change concerning Arcelor is not met; or

•	by Mittal Steel, if the Arcelor Board withdraws its recommendation of the Offer as a result of a Superior Offer.

Miscellaneous

Enforcement

The Memorandum of Understanding provides that in the event of a breach by the Controlling Shareholder of covenants benefiting the Company or Arcelor or Arcelor’s stakeholders following completion of the revised Offer, the Memorandum of Understanding shall be capable of being enforced by the independent directors acting through the Company.

Governing Law

The Memorandum of Understanding is governed by and construed in accordance with the laws of Luxembourg without giving effect to the principles of conflicts of law thereof.

Jurisdiction

Any dispute relating to the conclusion and performance of the obligations contained in Memorandum of Understanding, its interpretation and validity is subject to arbitration under the rules of the International Chamber of Commerce. The language of any arbitration will be English and the seat will be Brussels.

THE OFFER

Rationale for the Offer

Introduction

Mittal Steel believes that further consolidation in the global steel industry is both highly desirable and inevitable. Despite a trend toward increasing consolidation over the past several years, the industry remains too regional and fragmented in relation to the many challenges that it faces, including increased globalization and concentration of end-market customers and raw material suppliers, the need to expand energetically into emerging markets where future growth will be highest, the drive for greater economies of scale in plant utilization and research and development (“R&D”), and the overall objectives of reducing earnings volatility and creating sustainable returns on capital. Arcelor’s senior management has similarly noted the need and desirability of industry rationalization and consolidation.

In this light, Mittal Steel considers that the combination of Mittal Steel and Arcelor (together, the “Group”) has a strong strategic and economic rationale. It represents a step change in consolidation, which will bring together two largely complementary businesses both in terms of geographic presence and product offerings, to create a European-based, leading global steel supplier with approximately 10% of worldwide crude steel production. In doing so, Mittal Steel believes that the combination will lead to better service to a globalizing customer base, more effective purchasing from concentrated suppliers, lower production costs, enhanced R&D, better resistance to volatility in what traditionally has been a highly cyclical industry, and improved access to growth opportunities in emerging economies.

Mittal Steel expects the combination to generate cost synergies in the range of $1.6 billion (€1.3 billion) on an annualized basis by 2009 (approximately 2.2% of the Group’s sales in 2005) from a combination of purchasing savings and ($560 million), manufacturing and process optimization ($470 million), and marketing and trading ($570 million).

Moreover, because there is very limited overlap between the two companies’ existing facilities and operations and because Arcelor is already performing well overall, Mittal Steel sees no need for significant restructuring programs or other changes in Arcelor’s existing business beyond what has already been announced by Arcelor’s management. Indeed, the impact of the combination on Arcelor’s European operations will be positive. Mittal Steel plans to respect fully all of Arcelor’s social commitments, to maintain and possibly expand the role of European R&D in a more global company, to continue to partner with public laboratories and universities, and to continue investments to maintain the high performance levels of existing facilities.

If less than 50% of the total issued share capital and voting rights of Arcelor is tendered in the Offer as required to satisfy the Minimum Tender Condition described in “—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer” below, Mittal Steel has the right to waive this condition and purchase the tendered securities anyway. Any such decision would depend on an evaluation of all the circumstances prevailing at the time. In any such case, however, Mittal Steel would be an important shareholder of Arcelor, and there would be a substantial basis for cooperation between the two companies, allowing each of them to realize a significant portion of the mutual benefits described herein.

This section includes forward-looking statements. Please see in this regard the section entitled “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this prospectus.

Factors Driving Consolidation in the Steel Industry

As evidenced by numerous statements by both Mittal Steel and Arcelor, both companies see industry consolidation as an important strategic objective. The proposed combination would turn both companies’ vision into reality for the benefit of all stakeholders.

The steel industry remains fragmented despite gradual consolidation over the past decade. From 1993 to 2004, the top ten producers’ global production share grew from 20% in volume (with production of roughly 140 million tonnes) to 28% (approximately 300 million tonnes). The top five steel producers commanded a 19% share of the global market in 2004 by tonnes of steel produced. Market leader Mittal Steel accounted for only 5.6% of the global production, while Arcelor, the second-largest producer, had a 4.4% share. Nippon Steel (Japan), Posco (Korea) and JFE Holding (Japan) each had shares of approximately 3%, by volume. (Source: Metal Bulletin Magazine, Top Steelmakers of 2004, dated March 21, 2005).

Compared to other asset intensive industries, steel is far behind in the consolidation process. The top five steel producers account for roughly 20% of the global production, versus roughly 70% for the top five automotive manufacturers and about 35 to 40% in aluminum or copper. (Sources: AME Mineral Economics, quoted in PricewaterhouseCoopers, Forging Ahead: Mergers and Acquisitions Activity in the Global Metals Industry, 2005; Citigroup, M/Metals Prospects, March 2006.)

Today, most of the large steel companies are 20 to 50 million ton regional producers that are seeking to become increasingly multi-regional. Mittal Steel is the most global producer, with a presence in four regions and customers in over 150 countries. Mittal Steel’s sales are balanced across regions, while those of other leaders tend to be concentrated in specific regions, such as Asia, North America or Europe. Arcelor, the second-largest producer, operates primarily in Western Europe and South America (Brazil and Argentina). Arcelor’s acquisition of the Canadian company Dofasco is an attempt to develop a position in North America. Arcelor currently has limited exposure to Eastern Europe, Africa and Asia, which offer promising growth opportunities to steel producers.

In Mittal Steel’s view, there are five powerful forces driving consolidation.

1. Globalizing and Consolidating Customer Industries.

The emergence of clear global industry leaders will create benefits for globalizing customer industries: global products, seamless service capabilities, global quality assurance and processes, and critical mass in R&D for faster new product and solution development. The automotive industry, a major purchaser of steel (around 20% to 25% of total steel output in mature markets—source: GIA, Steel: A Global Strategic Business Report, January 2006), has seen increasing consolidation, as manufacturers seek to achieve economies of scale, expand and globalize model lines, diversify risk, and optimize costs. In 1970, there were 57 independent car manufacturers; in 2000, only 13 major producers. It is Mittal Steel’s expectation that, by 2015, only six to eight such producers will remain. Automotive manufacturers are also pursuing global strategies. Volkswagen and Toyota, for example, produce 60% to 70% of their vehicles outside their home market, and international production is growing faster than their domestic production. The share of global producers (present in more than two regions, e.g., Toyota, Daimler-Chrysler, Renault-Nissan) has been rising. In 2000, they produced 45% of all vehicles; they produced 62% in 2005. That percentage is expected to reach nearly 90% in 2020 (Source: JD Power, Global Car and Truck Forecast, Q2 2005).

Automotive manufacturers’ tendency to locate their production sites in emerging countries is also significant. This is due in part to stronger demand than in mature markets. For instance, Renault’s fastest growth in 2005 took place in Eastern Europe, where its volume increased by about 50% (source: Renault press release, January 2006), spurred by the popularity of its cars in Romania and the launch of the Logan in Russia. In June 2005, Toyota and PSA jointly established a plant in the Czech Republic.

Global customers increasingly require suppliers to follow them into new regions in order to limit transportation costs, inventory, and risk, and to allow them increased flexibility, lower production costs and consistent quality. For example, Bosch, like many other automotive component suppliers, is investing in Central and Eastern Europe to gear up for the manufacturing expansion taking place there.

Similar changes are taking place in the white-goods industry (which consumes around 15% to 20% of total steel output in mature markets—Source: GIA, “Steel: A Global Strategic Business Report,” January 2006). In the 1980s, 350 white-goods manufacturers competed in Europe. By 2000, only about 15 remained (source: Lambert & Gillan, University of Western Australia and Nichols & Cam, “The World of White Goods,” 2005; companies’ annual reports). Global producers accounted for about 30% of the goods in 1990 (Source: Lambert & Gillian, University of Australia and Nichols & Cam, “The World of White Goods,” 2005; companies’ annual reports); by 2015, they are expected to produce more than one-half of global supply. Manufacturers’ trend toward off-shoring in emerging countries is also very clear: Electrolux currently operates plants in eight low-cost countries, one-half of which are in Eastern Europe. Whirlpool already manufactures around 50% of its output in emerging markets and has increased its investment to levels not seen since the late 1990s, expanding in Mexico and Poland.

Global customers increasingly require global framework contracts, demanding consistency of products and services across different regions to achieve the same quality standards on a global basis. At present, both Arcelor and Mittal Steel negotiate long-term contracts with their customers in industries such as automotive or white goods, and set up international coordination and partnerships to achieve global reach. The possibility and desirability of entering into long-term supply contracts depends upon a number of factors, including the maturity of the market, the role of steel in the customers’ procurement mix and the relative importance of price versus other factors in the buying decision. Long-term contracts are more commonly used in developed markets, such as North America and Western Europe, and in sectors requiring uniformly high quality, such as automotive and appliances, than in other markets.

Thus, in fiscal 2005, Mittal Steel realized approximately 45% by volume of its sales in the Americas (primarily the United States) under long-term contracts (defined for internal record-keeping purposes as contracts having a term of six months or greater), while Arcelor realized approximately 52% by volume of comparable flat carbon sales in Western Europe under long-term price contracts (defined by Arcelor as contracts having a term of 12 months or greater). Overall, approximately one-third by volume of each of Mittal Steel’s and Arcelor’s worldwide shipments of flat and long carbon steel in 2005 were under such respective contracts as described above.

2. Consolidation Provides Greater Bargaining Power with Highly Concentrated Supplier Industries.

Several suppliers to the steel industry have disproportionate negotiating power over raw materials. Raw materials represent approximately 50% of steel producers’ purchasing expense. The markets for these materials, meanwhile, are often consolidated. In sea-borne iron ore trade, which represents 20% of raw materials costs for steel producers, three companies (CVRD, Rio Tinto, BHP Billiton) together control more than 70% of the market. In coking coal, which accounts for about 15% of raw materials costs, nearly 60% of exports are controlled by only five companies (including Rio Tinto and BHP

Billiton). The picture is similar for other metals representing about 20% of raw materials costs: the top ten producers of zinc control over 50% of sales (source: RBC Capital Markets, Metal Prospects: 2006 Zinc Market Outlook, December 2005; Citigroup, Zinc and Lead Market Outlook, February 2004). And 50% of nickel is sold by four producers (Norilsk, BHP Billiton, Inco & Falconbridge—sources: RBC Capital Markets, Metal Prospects: 2006 Nickel Market Outlook, December 2005; companies annual reports). By contrast, Mittal Steel and Arcelor together represent only about 10% of total steel production.

The disproportionate bargaining power wielded by suppliers enables them to obtain price increases from steel producers (e.g., in 2005, prices of coking coal and iron ore increased by 111% and 71%, respectively) even against a backdrop of falling steel prices. (Source: Morgan Stanley, Basic Materials: Global Supply/Demand Outlook Through 2009, December 2005)

In addition, beyond pure commercial relationships, a more consolidated steel industry will be in a better position to establish true partnerships and therefore develop more integrated relationships with raw materials suppliers (e.g., joint process improvement for logistics optimization).

3. Growth Prospects Differ Significantly from Region to Region and Large Producers in Mature Regions Need to Pursue New Growth Opportunities.

Mature regions (North America, Western Europe, Japan) are expected to experience relatively slow growth in coming years. In these regions, volume growth from 2005 to 2015 is expected to be about 1.8% annually in North America, 1.9% annually in Europe (excluding CIS and Russia) and 1.0% in Japan (source: Dexia Report, September 29, 2005). The mature regions are less fragmented than the developing regions.

Production in many developing countries is fragmented, in particular the “BRICET” countries—Brazil, Russia, India, China, Eastern Europe and Turkey. For example, the top ten Chinese steel producers together represent barely 30% of the Chinese steel market, with the top producer, Baosteel, accounting for only 7% of the market.

In addition, the BRICET countries are expected to contribute most of the growth in the steel industry (over 5% per year) over the next decade. For example, from 2005 to 2015 the Chinese steel market is expected to grow at a rate just under 7% per year, and India at a rate just over 7% per year. (source: Dexia Report, September 2005)

In order to pursue new growth opportunities, large producers in mature regions seem to be following two approaches: filling their gaps in developed countries and expanding in developing countries (particularly BRICET countries). The recent competitive bidding for the same companies, such as Ukrainian Kryvorizhstal (eventually acquired by Mittal Steel) and Turkish Erdemir (eventually acquired by OYAK, a Turkish industrial conglomerate), is illustrative of the growing importance of increasing presence in the BRICET countries.

As noted above, most large producers operate in developed mature regions, where growth opportunities will remain limited in the next decade. The exception is Mittal Steel, which has invested in emerging countries for many years: starting in Latin America in Mexico in 1992, in Kazakhstan in 1995, in Africa in 2001, in Central and Eastern Europe from 2001 onwards (up to its recent acquisition of Kryvorizhstal in Ukraine). Most recently Mittal Steel has entered China through a shareholding in

Hunan Valin, and Mittal Steel also signed a memorandum of understanding with the Government of Jharkhand in India to develop a 12 million tonnes per year steel plant and an iron ore mine. Mittal Steel is currently preparing a detailed project report (DPR), the estimated duration of which is 18 months, to identify the location of the steel plant, iron ore and coal mines and water sources. It is expected that the first phase of the project would be completed within 48 months once the DPR is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, and the second phase within a further 54 months after completion of the first phase. Arcelor has followed a similar track: it acquired a significant stake in CST in Brazil in 1998, Acindar in Argentina in 2004 (through Belgo Mineira) and Huta Warszawa in Poland in 2005, three transactions which underscore Arcelor’s announced intention of expanding as well in the BRICET countries.

4. Consolidation Fosters Economies of Scale, Better Returns, and Greater Ability to Sustain R&D Investments.

Large steel producers can specialize their plants on certain types of products and thus create more value from their assets. Plants dedicated to either high-end or commodity products, for instance, generally perform better than “generalist” plants making both, because they can eliminate costs of switching equipment to handle the different kinds of output. Large producers are also better equipped to improve manufacturing excellence, because they can share best practices and perform internal benchmarking across a wider number of sites. In addition, with large networks of plants, it is easier to cost-effectively manage the supply chain, because increased scale helps companies improve product flow, lower logistics costs and manage inventory better. Investments in innovative products, technologies and additional R&D can be amortized on a larger scale.

5. Consolidation Reduces Volatility and Creates a More Stable Industry.

The steel industry has suffered considerable volatility for many years. Larger producers, having better visibility into their end-markets, are better able to balance supply and demand.

New Industry Configuration

As a result of the above factors, Mittal Steel believes that the global steel industry will reconfigure during the course of the next decade into a three-tier structure comprised of (1) a small number of large global manufacturers operating in both mature markets and throughout the BRICET countries and producing over 150 million tons per year, (2) a number of mid-size regional manufacturers that are primarily focused on their regional markets and producing up to 100 million tons per year, and (3) smaller local producers focusing on one or a few countries and very specific product lines.

Mittal Steel believes that the large global producers will have a number of common characteristics:

•	Global production in excess of 150 million tonnes. Mittal Steel believes that growth rates combined with consolidation trends will move the leadership threshold closer to 150-200 million tonnes by 2015. This target represents 12 to 15% of the global steel market expected by 2015.

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Strong business relationships with increasingly global customers. Customers of large steel companies are also globalizing and consolidating. That makes global key account management, including services through state-of-the-art downstream operations, distribution and global product capabilities, even more crucial. As an example, Renault and Nissan have merged their purchasing organizations into RNPO (Renault-Nissan Purchasing Organization) and are rationalizing their common suppliers’ panel. For each product category, their objective is to have a restricted number of suppliers (between three and five). RNPO wants most suppliers to be global so they can work closely with them to develop products and have those products made by the same supplier in all Renault-Nissan production locations. (Source: Financial Times, March 2005; Automotive News, June 2002 and March 2005)

•	Multi-regional operations to capitalize on R&D and process innovations. Innovation will become critical, as customers increasingly demand higher product quality, sophistication, and even customization. “Approximately 40% of the steels which will exist in five years do not exist yet, and 40% of steels which exist today will have disappeared in five years. And steels of tomorrow will undoubtedly be composite steels,” predicts Michel Lahousse, head of Arcelor Research, in Lorraine (source: Les Echos, October 2005). The most successful companies will be those that develop and keep introducing innovative products.

•	Global footprint to capture BRICET countries’ growth and benefit from low-cost operations. As described above, future growth in demand for steel is expected to be highest in the BRICET countries, spurred by the increasing local need for steel-based products (construction and infrastructure, cars, appliances, etc.). Leading producers will also need to reduce their production costs to meet competition from emerging countries by tapping into these currently low-cost production areas, including for semi-finished products such as slabs.

•	Integration into mining operations. Raw materials represent a large portion of the industry’s cost structure, and integrating upstream will reduce raw material price volatility (hedging). This has been one of the key elements of Mittal Steel’s strategy over the last 15 years. More recently, other large competitors have adopted this strategy. Nippon Steel acquired 28% of Beasley River iron ore mines in Australia, which it will operate jointly with Rio Tinto, one of the world’s largest iron ore producers (source: JCN Newswire, April 2004). It also acquired an 8% stake in Hail Creek Joint Venture, which operates a new mine that produces high-grade coking coal. Following the same strategy, Posco will have access to 600 million tonnes of iron ore reserves for captive consumption in its future Indian steel plant in Orissa (source: The Press Trust of India, October 2005).

•	World-class sustainable development practices and operational excellence. Knowledge sharing and technology transfer will improve operational performance. A significant part of Mittal Steel’s success has stemmed from its ability to share experiences and best practices across the whole group between units spread around the world (e.g., Kazakhstan, Romania, South Africa, Algeria, USA, Western Europe, Trinidad). Continuous improvement is a key driver within Mittal Steel and it is supported by a knowledge management program, detailed benchmarking, process development and inter-plant visits of technical experts. Meanwhile, emerging countries’ top producers are quickly catching up with the technological advances made by leaders in developed countries. Sustainable development practices will be essential to equip the organization to respond most effectively to the needs and priorities of all its stakeholders, including their communities.

Mittal Steel believes that large transactions, such as the combination with Arcelor, can create a global leadership position faster, more efficiently and with less risk than a series of medium-sized acquisitions and organic growth. With ongoing consolidation in the steel industry, attractive acquisition targets are becoming more scarce, which has inevitably led to greater competition for a decreasing number of companies. Organic growth combined with small acquisitions will not be sufficient to reach truly global size. Therefore large acquisitions are imperative. Dofasco represents a significant acquisition for Arcelor and yet only contributes an additional 5 million tonnes to Arcelor’s annual production. Similarly, Mittal Steel’s recent acquisition of Mittal Steel Kryviy Rih (Ukraine) added just

7 million tonnes, although with scope for expansion. Reaching the size of between 150 and 200 million tonnes will require larger transactions.

Mittal Steel and Arcelor are Highly Complementary

For a summary of the respective businesses and operations of Mittal Steel and Arcelor, see “Information about Mittal Steel” and “Information About Arcelor.”

1. Arcelor and Mittal Steel have been Following a Similar Strategy in Recent Years with Respect to Growth by Acquisitions, Particularly in Emerging Markets.

From a strong foundation in mature markets (Western Europe and North America for Arcelor and Mittal Steel, respectively), and some existing operations in selected BRICET regions (Latin America and Eastern Europe for Arcelor and Mittal Steel, respectively), both companies are aiming to expand into other BRICET countries. For example, both bid for the same companies on several occasions: Ukrainian Kryvorizhstal and Turkish Erdemir (eventually acquired by OYAK, a Turkish industrial conglomerate).

In terms of growth by consolidation and expansion in developing regions, Mittal Steel has been a pioneer, acquiring over 20 companies of various sizes and activities, and in a variety of world regions, over the last 15 years (see details in Item 4D “Information on the Company—Property, Plant and Equipment” of Mittal Steel’s Annual Report on Form 20-F, incorporated by reference herein, for a summary of Mittal Steel’s existing operations in various countries). As a result of these acquisitions, Mittal Steel has a strong presence in the United States, Central and Eastern Europe, Central Asia and Africa, and has now oriented its development towards Asia.

Similarly, Arcelor has grown significantly through major acquisitions from 1984 to 2002, mainly in the European region (where it generates 77% of its revenues as the leading producer of crude steel, with a 16% market share in 2004). Recently, Arcelor demonstrated its desire to grow in developed countries by acquiring Dofasco in February 2006 for C$5.6 billion, and has indicated a commitment to growth and consolidation in developing markets, particularly the BRICET countries. Arcelor’s senior management recently stated the goal of increasing its crude steel production to 80 million tonnes over the next ten years, emphasizing that growth would be targeted at lower-cost regions abroad.

2. Mittal Steel and Arcelor are Committed to Substantial Levels of Capital Investment.

Conscious of the capital intensity of the steel industry, Mittal Steel practices disciplined capital management. It seeks to make prudent and focused capital investments to enable operational improvements and to move up the value chain. This investment represents a commitment to maintaining its existing asset base at a competitive level of productivity and quality while growing capabilities in important geographic and market segments. Capital expenditure has increased with the company’s growth from $898 million in 2004 to $1.2 billion in 2005 and a budgeted $1.7 billion in 2006. The bulk of the capital expenditure in 2004 and 2005 was directed at sustaining maintenance and upgrading and modernizing plant and equipment. See Item 5B “Operations and Financial Review—Liquidity and Capital Resources” of Mittal Steel’s Annual Report on Form 20-F, incorporated by reference herein, for details of Mittal Steel’s capital expenditures in 2004 and 2005 and projected in 2006.

Arcelor’s capital expenditures amounted to €1.4 billion in 2004 and €2.1 billion in 2005. The increase from 2004 to 2005 can mainly be attributed to a €600 million development capital expenditure in Brazil (capacity expansion of 2.5 million tonnes per year). Other identified projects include capital projects to sustain operations as well as capacity expansions and investments to enable the industrial restructuring plans in Belgium.

In the main areas of carbon steel production, flat products and long products, capital investment rates in the two companies were $21 per ton for Mittal Steel and $25.6 per ton for Arcelor in 2004—source: Mittal Steel and Arcelor 2004 annual reports. Much of the difference on a per ton basis is explained by the different geographies in which the capital was spent. Arcelor’s investments were concentrated in the developed world, where a larger proportion of the capital expenditure goes to labor. For example, Mittal Steel’s reline of Blast Furnace #7 in the USA cost $100 million, of which 55% was directly attributable to the labor and professional services component. In comparison, a similar reline of Mittal Steel’s Blast Furnace #4 in Kazakhstan cost $40 million, of which only 24% was directly attributable to labor. The direct difference in labor was therefore almost $40 million on a $100 million blast furnace reline.

3. The Combination of Mittal Steel and Arcelor will be Highly Beneficial for Both Parties.

The Group will have a clear leadership role in serving global automotive customers.

•	A global footprint will be required to be a successful leader for global customers. The automotive industry, which represents 20% to 25% of steel output in mature markets, is the main end market for high-end products. Automotive manufacturers in the United States, Japan and Europe are becoming increasingly global and require their suppliers to provide them with the same quality standard products on a global basis.

•	The complementary footprint and product offering of Mittal Steel and Arcelor will give the Group a clear leadership position in the automotive industry. The Group will be an industry leader better able to serve US and European auto manufacturers, and will enable the Group to match the more global offerings of leading suppliers of alternative materials such as aluminum and plastics.

The respective businesses of Mittal Steel and Arcelor show a high degree of complementarity in that they are focused on similar customers and similar products but in different geographical markets. Both Mittal Steel and Arcelor have similar overall growth plans for developing markets but have started in different locations, and both companies favor greater vertical integration but Mittal Steel is more developed upstream while Arcelor is more developed downstream.

•	Flat carbon steel products. Mittal Steel is the leading steel supplier to the North American automotive industry, providing a portfolio of sophisticated high-end products, including Ultra High Strength Steels (UHSS) and Advanced High Strength Steels (AHSS). Approximately 67% of Mittal Steel’s US production is classed as value-added (i.e., products other than simple hot-rolled coil). In the United States, Mittal Steel sells roughly 50% of its steel under term contracts (i.e., contracts with a term of six months or longer). Arcelor enjoys an equivalent leading position in the Western European automotive market, with similar levels of value-added business and 52% of sales under term contracts (i.e., contracts with a term of twelve months or longer).

In addition, Mittal Steel has a strong presence in the higher growth markets of Central and Eastern Europe, Central Asia and Africa, while Arcelor has a strong presence in South America (Brazil). Mittal Steel believes that there are numerous possibilities for successful collaboration. For example, Arcelor’s announced Apollo restructuring plan envisages supplying low-cost slab from

Brazil to its Western European mills. Mittal Steel’s plants in Eastern Europe (including Mittal Steel Kryviy Rih in the future) and Africa could offer a more diverse and potentially lower cost option to fulfill this requirement. (This may be one reason that Arcelor also bid in the October 2005 auction of Kryvorizhstal, the predecessor of Mittal Steel Kryviy Rih.) Further, Mittal Steel’s and Arcelor’s respective plants across Europe can complement each other to provide a full range of products to the growing market in Central and Eastern Europe.

•	Long carbon steel products. Mittal Steel and Arcelor have complementary footprints, with limited geographical overlap, in long carbon steel products. Mittal Steel is present in North America and Africa, while Arcelor is present in South America. In Europe, both companies have a presence, but with limited overlap. The complementary footprints provide opportunities for better market coverage. For example, in wire rod, Arcelor has operations in Spain and Poland, while Mittal Steel has operations in France, Germany, Poland and the Czech Republic. In sections, Arcelor has operations in Spain, Italy, France, Luxembourg and Germany, while Mittal Steel has operations in Poland, the Czech Republic, Romania and Bosnia.

•	Along the value chain, the two companies have complementary positions. Mittal Steel is more vertically integrated upstream, providing access to raw materials supply, while Arcelor is more integrated downstream. Arcelor has stated a goal to develop its downstream business in Eastern Europe, where Mittal Steel has the upstream operational presence to complement this objective; downstream distribution businesses would be strengthened by such close proximity to production plants.

•	Mittal Steel’s production presence in higher growth countries of Central and Eastern Europe, Africa and Asia, where construction is a major driver of growth, offers a complementary position to enhance the international growth prospects of Arcelor. Arcelor’s stated strategy is to attempt to grow in the BRICET countries. In a number of these countries, Mittal Steel already has a leading presence, providing operational experience in those markets.

R&D and product offerings are complementary.

•	Both Arcelor and Mittal Steel have the capabilities to produce innovative high-end products in partnership with customers. High-end products are steel products that require advanced and refined processes to match clients’ specifications. They usually involve licensed processes and significant R&D investments. Since the most demanding clients are the automotive original equipment manufacturers (OEMs) and suppliers, steelmakers must be able to cooperate with auto manufacturers at the early stage of vehicle design to be competitive.

•	Steelmakers must have R&D capabilities to drive innovation and growth. This is especially true in the automotive segment, where Mittal Steel has a leading position in the United States and Arcelor has a leading position in Western Europe. Steel once represented up to 75% of the car body structure, but has now fallen to 50%. Already, steelmakers have introduced lighter and more resistant steels (High Strength Steel), Ultra High Strength Steels (UHSS) and Advanced High Strength Steels (AHSS). UHSS and AHSS prices per sheet are higher than those of ordinary steel, but these steels actually help to reduce automobile manufacturing costs. For example, product development has helped the steel industry in the United States to regain lost market share for steel wheels at the expense of aluminum. In construction, product development and marketing efforts should capture latent demand given the different intensity of steel usage in construction around the world.

•	Arcelor has five R&D centers focused on flat carbon steel and four on stainless steel. Arcelor flat carbon steel research centers are addressing the industrial, packaging and automotive end markets’ challenges, and also investigating how to decrease OEM’s manufacturing costs. The two R&D centers in Metz, France, and Asturias, Spain, are core knowledge centers dedicated to the development of fundamental metallurgical processes and product knowledge, as well as to cutting edge topics such as artificial intelligence and nanotechnology.

•	Mittal Steel has R&D expertise in both product development and manufacturing processes. Mittal Steel currently employs over 500 professionals devoted to R&D activities and is actively recruiting additional professionals. It operates two primary R&D centers. One, located in East Chicago in the United States, focuses on steelmaking and flat products. The other, in Gandrange, France, focuses on long products. The centers’ activities include process technology development, the development of steels with special properties, and product research and application development. Mittal Steel is currently working on establishing a third R&D hub in the near future: the Central and Eastern European technical center, in Poland. This new facility will be focused on process research.

In Mittal Steel’s vision, R&D centers have a dual role, acting as “centers of excellence” dedicated to specific products and processes, and supporting business units located in the same regions. This allows for specialization while maintaining close proximity between R&D centers and production units.

•	R&D synergy between Mittal Steel and Arcelor. The expertise of both groups in the various applications and end-markets, along with the large R&D divisions of the Group in Europe and North America, can be combined to generate new leverage and market opportunities from the cross-sharing of experience. For example, production of Ultra High Strength Steels with low elongation developed in North America could be transferred to the Arcelor operations in Western Europe. Serving the needs of a larger, more diverse group of global customers would enhance the role of all the R&D centers. And the increased scale and diversity of technologies used and products made would provide additional opportunities for knowledge transfer. Here, the scale and diversity of operations would add impetus to efforts to improve energy efficiency, as well as the environmental profile of steel operations. Finally, fundamental product and process research would have a better return on investment as it would be applied across more operations. Centers of excellence, which would specialize in unique kinds of expertise, would generate intellectual property that all R&D centers and business units could use. Both Mittal Steel and Arcelor R&D have partnerships with public institutions and universities. Mittal Steel expects that these partnerships will be enhanced in the future.

•	Mittal Steel believes that its position in raw materials would be an asset for the Group, enabling it to better absorb cyclical fluctuations in demand and to reduce volatility. Economic performance varies along the value chain. Extraction activity benefits from a consolidated market on the one hand and raw materials’ increasing scarcity on the other. As a consequence, leading ore miners have enjoyed higher margins than leading steel producers in recent years (source: leading mining and steel companies’ 2004 annual reports).

•	Extraction operations’ performance depends on demand for raw materials, which has grown with China’s economic expansion. At the second stage of the value chain, steelmakers confront two major risks, increased raw material costs and tightening of supply.

•	Arcelor would benefit from Mittal Steel’s proprietary access to raw materials and ability to optimize costs. Mittal Steel is one of the world’s most self-sufficient steelmakers. In 2005, on a pro-forma basis after giving effect to Mittal Steel’s acquisition of ISG, approximately 56% of its iron ore requirements and approximately 42% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. Moreover, Mittal Steel is actively developing its raw material self-sufficiency, including through recent initiatives to gain access to iron ore deposits in Liberia and Senegal, and expanding its existing iron ore sources in various parts of the world including Ukraine. Production is expected to grow following recent acquisitions of mines. Mittal Steel satisfies approximately 81% of its own coke requirements. Moreover, in 2004 Mittal Steel produced more DRI and coke than it consumed (1.7 million tonnes of excess DRI and 1.1 million tonnes of excess coke).

•	Arcelor has recently bid (unsuccessfully) for Kryvorizhstal (Ukraine) and acquired Dofasco (Canada). Both of these companies own major raw material assets.

The Group could improve regional raw material supply and will enhance Arcelor’s sourcing strategy. Mittal Steel believes the combination of Mittal Steel’s and Arcelor’s operations would lead to improved, internally purchased raw material supply. Arcelor’s coastal upstream plants could be cost-effectively supplied by Mittal Steel’s Liberian mines.

Arcelor’s strong position in downstream distribution (A3S) would create benefits for both groups:

•	Arcelor’s A3S distribution operations currently source externally 30% of the products it distributes, mainly in low-end products. Through its distribution and services capabilities, Arcelor sells steel produced by its own plants (70%) and steel bought from outside sources (30%). These external products are not available within Arcelor’s group or are cheaper to source locally (compared with transporting them from Arcelor’s plants).

•	Mittal Steel would be able to distribute its products through Arcelor’s A3S division and to increase A3S intra-group sourcing, because its product lines and geographic footprint complement Arcelor’s. That complementary footprint would enable the Group to source more internally, thereby reducing overall costs and increasing margins.

•	In addition, Arcelor has developed a strong expertise in custom steel solutions for the construction of major civil engineering, public works, and offshore projects through its subsidiaries Arcelor Projects and Paul Wurth. These subsidiaries would benefit from an extended portfolio of solutions and products, from the Group’s increased R&D support and from an expanded network across the world.

The geographical range of the two groups is highly complementary:

•	The Group will operate 61 plants in over 27 countries. Arcelor is a leading producer in the Western European market, and has a strong position in South America. Mittal Steel’s locations are complementary, with a leading position in the North American region, and strong footprints in Eastern Europe and Africa.

•	The combination will enable each group to fill its respective geographical gaps, and to join forces to develop in Asia (China and India), which is their shared future strategy. On top of this, both groups will benefit from their respective alliances.

The combination of Mittal Steel and Arcelor will create a Group with a unique global footprint

The combination will redefine the industry.

•	The Group will be a global leader with a capacity of approximately 130 million tonnes, a production of 106 million tonnes and shipments of 97 million tonnes on a 2005 pro forma basis (including ISG and Mittal Steel Kryviy Rih on a full year basis but excluding synergies). On an actual 2005 basis (i.e., including ISG since April 15, 2005 and Mittal Steel Kryviy Rih since November 26, 2005), the production is 95 million tonnes and shipments are 87 million tonnes.

On a pro forma basis (i.e., as if ISG and Arcelor had been acquired on January 1, 2005), 2005 revenues amount to roughly $72 billion.

•	The Group will have a production 2.9 times that of its nearest competitor, which comparatively provides the Mittal Steel-Arcelor combination with financial strength and ample resources.

2005 Shipments Breakdown per Region

2005 Shipments Breakdown per Product Type

•	Within the 2005 pro forma shipments of 87 million tonnes, flat products account for 68%, long products for approximately 27%, while stainless products and pipes and tubes represent only 2% and 3%, respectively.

•	On a 2005 pro forma basis, the Group will count approximately 320,000 employees, of which 65% will be located in Europe, 13% in the Americas and 22% in Asia and Africa.

•	Mittal Steel believes that the Group will be well placed to benefit from further external growth opportunities.

Mittal Steel believes that the proposed combination represents a unique opportunity for Arcelor to achieve such a large size and substantial synergies in a single transaction. In Mittal Steel’s view, potential targets in Europe and North America lack a strong presence in emerging markets, and those in Asia and other regions lack global reach.

In sum, Mittal Steel believes that the combination will create a global industry leader, with unprecedented scale and growth opportunities and the opportunity to increase its technological advantage by strengthening its R&D to better focus on its customers’ needs. Mittal Steel-Arcelor will be a leader in the automotive and domestic appliances industries. The Group will be able to bolster this strong product offering by deepening business relationships with its customers through a state-of-the-art global distribution network.

On the cost side, the global presence will allow further optimization of industrial operations. Mittal Steel believes that its access to low-cost production sites, as well as to mining assets, will afford some protection against fluctuations in raw material costs. In addition, the Group can realize significant synergies without major disruptions (see “—Intentions of Mittal Steel Regarding the Business of the Group—Synergies” below).

Finally, as a result of Mittal Steel’s strong presence in emerging countries, Arcelor’s position in South America and the Group’s prospective ability to invest heavily in China and India (funded both by prospective internal cash flows and by external financing), Mittal Steel believes that the Group will be able to take advantage of many of the world’s strongest growth opportunities.

Intentions of Mittal Steel regarding the Business of the Group

Mittal Steel’s Strategy for the Group

Mittal Steel’s strategy for the Group is based on the following objectives:

•	Use a strong position in high-end products in mature economies (in the automotive, electrical appliance and packaging sectors) to build a global customer platform and capture future growth in BRICET countries.

•	Achieve cost leadership.

•	Maintain a high level of vertical integration along the entire value chain to hedge against raw material price fluctuations and to manage distribution in selected geographic regions.

•	Accelerate growth in BRICET countries to build a strong market position in developing economies worldwide, with the goal of significantly increasing global market share over the next ten years.

1. Use of a Strong Position in High-End Products in Mature Economies (in the Automotive, Electrical Appliance, and Packaging Sectors) to Build a Global Customer Platform and Capture Future Growth in BRICET Countries.

Mittal Steel believes that, together, Mittal Steel and Arcelor will have a very strong position with high-end customers. As noted above, customers for high-end applications, which are primarily based in mature economies, are becoming increasingly global and value suppliers’ ability to deliver the same products everywhere. Automotive manufacturers, for example, can significantly reduce the cost of developing moulds if they can use the same grades of steel in all of their plants. Mittal Steel and Arcelor are well positioned to capture market share in mature economies through their presence in North America and Western Europe and their scale in R&D, which will allow them to invest and innovate faster to meet customer needs.

Mittal Steel and Arcelor must accompany their customers in emerging markets. Automotive, electrical and appliance manufacturers are expanding capacities in developing countries to serve rising local demand. The quality and service requirements of these customers in developing economies will quickly catch up with their current standards in mature economies. Mittal Steel and Arcelor are well positioned to serve this market. Their current combined presence in Brazil, in Eastern Europe, in Africa and Central Asia, as well as their prospective presence in China and India, make the Group the natural partner of automotive and electrical appliances manufacturers growing in emerging economies.

Mittal Steel believes that no other steel company in the world will have a similar reach. Steel companies in developing economies generally do not possess the know-how and technology to serve sophisticated customers such as automotive manufacturers. Other steel companies in developed economies lack a truly global footprint in mature economies combined with a growing presence in developing economies. The Group will be well positioned to leverage Mittal Steel’s and Arcelor’s developed-world product capabilities with its operations in the developing economies as the market needs develop.

In terms of industrial implications for the Group, Mittal Steel will remain committed to high-end products and will therefore maintain and reinforce the advanced R&D capabilities of both groups. In line with Arcelor’s plans, European R&D centers will become global centers of excellence. Furthermore, Mittal Steel expects that the Group will maintain, and indeed strengthen, its R&D links with research institutes and universities located near these European centers of excellence. The objective is to generate growth for the Group on a global basis. This is quite different from the previous European mergers, which aimed primarily at reducing overcapacity in Europe.

2. Achieve Cost Leadership

Cost leadership is essential to ensure profitability throughout the economic cycle. Mittal Steel and Arcelor both pursue the goal of continental or global cost leadership. This will continue to be a driving force for the Group. Mittal Steel believes that the combination of Mittal Steel and Arcelor will result in synergies that will improve the overall cost position of both groups.

The Group will also benefit from the purchasing, marketing and trading synergies referred to in “—Synergies.”

Mittal Steel expects capital expenditure to be more efficient in the Group. Some capital expenditure duplication will be avoided. This will liberate resources to fund other investments. Examples of capital expenditure optimization opportunities include the development of a distribution and service center network in Central and Eastern Europe.

The industrial implications of cost leadership will not be disruptive and will complement the existing improvement plans of each organization. Mittal Steel expects to implement Arcelor’s existing restructuring plans in Europe. Mittal Steel is aware of four rationalization initiatives that Arcelor is pursuing or intends to pursue in Western Europe (carbon steel only) and subscribes to each of them. Mittal Steel will broadly follow the current plans, honoring all of Arcelor’s social commitments. Mittal Steel does not see a need for further restructuring in Europe beyond the current Arcelor plans.

Mittal Steel’s own cost improvement plans will continue. These include implementation of strategic investments and productivity improvements in Central and Eastern Europe, Asia and Africa, capturing of synergies from the ISG merger in the United States, and improvements at Kryviy Rih. These improvements will be supported by the Group’s growing access to raw materials.

With respect to Arcelor’s stainless steel facilities, Mittal Steel will review a range of options based on their structural cost-competitiveness. In general, Mittal Steel’s strategy with all of its product lines is to become the world’s leading producer. In the case of flat stainless steel, Mittal Steel will review whether Arcelor’s assets provide the right platform for this objective. In its review of this sector, Mittal Steel will assess a wide range of options and believes that under Mittal Steel’s ownership, the range of options open to the stainless sector will be enlarged. For example, when Mittal Steel purchased Unimétal, a long products company that was not profitable, from Usinor in 1999, Mittal Steel was able to make selective investments, improve performance and return it to profitability.

Mittal Steel plans to continue to invest in Western European carbon steel plant productivity, in order to ensure long-term cost competitiveness through sustained investment, consistent with Arcelor’s past practices. Examples of planned investment projects that Mittal Steel plans to continue include:

•	Strengthening the costal plants at Fos-sur-Mer and Dunkerque, France, to increase capacity and productivity;

•	Zaragoza, Spain, where Arcelor intends to double production in a new facility by 2007.

In general, Mittal Steel expects the Group to continue to invest in world-class low cost slab capacity. Both groups have plans to expand low-cost slab making facilities. Arcelor intends to increase slab capacity in Brazil in order to cover a slab short fall in Europe following a restructuring. Mittal Steel intends to increase its slab capacity in Mittal Steel Kryviy Rih (Ukraine), South Africa and Kazakhstan. These plants are already very competitive as a result of direct access to raw materials and low energy and labor costs. The combined entity will continue this strategy to the benefit of its plants in Europe, all of which will have access to low cost slabs.

3. Maintain a High Level of Vertical Integration along the Entire Value Chain to Hedge against Raw Material Price Fluctuations and to Manage Distribution in Selected Geographic Regions. Mittal Steel Believes that Integration Brings Numerous Benefits.

Upstream integration allows steel companies to hedge against raw material price fluctuations. Mittal Steel’s strategy is to be highly vertically integrated through captive access to iron ore mining, coke production and DRI production.

Downstream integration allows steel companies to capture a greater share of value-added activities, particularly for “high-end” customers (such as automotive manufacturers) that tend to outsource more and more operations. It also puts steelmakers more “in touch” with their end markets and allows them to benefit from better marketing intelligence. Finally, in the downswing of an economic cycle, captive distribution channels provide a buffer against volume decreases. This is particularly true in Europe, where steelmakers tend to own distribution channels.

The Group will follow a strategy of upstream and downstream integration, where market conditions make that an attractive option. Mittal Steel expects to pursue a strategy of upstream integration, which will benefit Arcelor.

In Eastern Europe, Mittal Steel expects the Group to aggressively expand its distribution and steel service network, but with a higher capital efficiency due to avoidance of duplication of investment. In other parts of the world, Mittal Steel will carefully review the benefits of being present in distribution and leverage Arcelor’s experience in distribution to make selective acquisitions and pursue organic growth.

4. Accelerate Growth in BRICET Countries to Build a Strong Market Position in Developing Economies Worldwide, with the Goal of Significantly Increasing Global Market Share over the Next Ten Years.

Mittal Steel expects that worldwide growth in steel demand will be driven largely by developing economies, and particularly the BRICET countries. The combined operations of Mittal Steel and Arcelor will give the Group a strong presence in Brazil, Eastern Europe and Africa. These countries and Turkey are a key area for growth for the Group.

The Group will not yet, however, have a significant presence in India or China. In 2010, it is estimated that India and China will account for close to 40% of total world steel consumption (source: World Steel Dynamics, “Global Steel Products Matrix—forecasts to 2015,” March 2005). It is therefore a priority for the Group, as it is for each group individually, to establish a strong presence in these two countries.

The combination of Mittal Steel and Arcelor will facilitate and accelerate growth in BRICET countries. Each company already has stand-alone plans to grow in developing countries and would also likely pursue additional growth opportunities in BRICET countries in the coming years (through acquisitions, joint ventures and start-up, greenfield projects). Joint development, however, will be faster and yield greater returns. Arcelor’s track record of growth outside Europe is limited to Brazil (and, in 2006, North America). By contrast, Mittal Steel has grown chiefly through acquisitions and has developed significant capabilities in evaluating, planning, negotiating and executing large international projects. Arcelor could greatly benefit from this expertise.

Moreover, by uniting to bid for the same assets, Mittal Steel and Arcelor will improve their chances of success. With a larger presence in individual BRICET countries, the Group would also reap the benefits in distribution and customer service, and also better optimize logistics. Given the larger size and more global geographic footprint of the Group, geographic expansion would present a lower degree of risk. It is uncertain whether each group individually could achieve a significant presence in BRICET countries. Together, this goal is much more likely to be achieved.

In order to implement its strategy Mittal Steel aims to build a world-class organization, relying heavily on Arcelor’s existing organization and employees in addition to its own.

Implications of Mittal Steel’s Strategy for Arcelor

Employment

Mittal Steel anticipates no negative impact on the overall level of employment in Western Europe as a result of the combination. Unlike most acquisitions where there are significant overlaps in operations and the realization of synergies depends on reducing or eliminating such overlaps, in this case there are virtually no overlaps. The two organizations are almost entirely complementary.

Mittal Steel has publicly stated that it will respect all of Arcelor’s commitments with respect to employment and other social and human relations policies. Mittal Steel intends to maintain existing Arcelor operations and employment in all current locations and, under the Memorandum of Understanding, Mittal Steel and Arcelor have agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the EU as a result of the integration of Mittal Steel and Arcelor, other than in connection with (i) Arcelor’s announced restructuring plans and (ii) the remedy package agreed by Mittal Steel with the European Commission. Mittal Steel intends to implement such Arcelor restructuring plans as announced.

It is possible, moreover, that a detailed review of Arcelor’s current plans may lead to increased employment in key R&D and management functions, as well as to possible delays in the implementation of selected upstream site closures. In particular, Mittal Steel anticipates that employment in R&D will increase as a result of the growth of the Group and the growing role of R&D within the Group. European R&D centers of excellence will become the R&D focus for the Group.

R&D efforts will be a key element of the service strategy for global customers. It is expected that the deeper and broader application of R&D across a more diverse group of businesses in different regions will lead to enhanced employment opportunities.

Further, Mittal Steel believes that the overall growth of the Group will likely lead to increased employment in managerial positions in Europe, as has occurred following prior acquisitions in Central and Eastern Europe in the marked expansion of its Rotterdam corporate office. Finally, Mittal Steel has indicated that it would carefully review Arcelor’s announced plan to close a mill in Liège, Belgium, in order to determine whether this closure might be delayed by linking the Liège mill to Mittal Steel’s Central and Eastern European operations so as to facilitate specialization, and to use capital more efficiently.

The Memorandum of Understanding provides for employee representation on the Board of Directors of the Group (see “—Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure—Intentions Regarding Corporate Governance for the Group—Board of Directors of the Group”). The practice of European works council will also be maintained.

Finally, in the Memorandum of Understanding, Mittal Steel and Arcelor have agreed to continue promoting employee share ownership in line with best corporate practices for continental European listed companies and to implement Arcelor’s AESOPE plan in accordance with its terms.

R&D

The role of R&D will be enhanced, with European centers becoming global centers of excellence, which will then be able to leverage their experience over a larger organization. The current level of R&D spending will be maintained, and possibly raised as the overall size and scope of the business increases. Existing links with local universities and research institutes will also benefit from the increased role of European R&D centers as global centers of excellence.

Investments

Mittal Steel will continue to invest to maintain the high level of performance of current facilities. Duplication of capital expenditure in Central and Eastern Europe distribution and steel service centers will be avoided. This will lead to greater capital efficiency, with savings to be re-invested in other value-creation activities. Mittal Steel expects overall investment to be consistent with the combined levels of current expenditure on maintenance capital.

Aside from Arcelor’s previously announced restructuring plans and the announced agreement to sell Arcelor’s shareholdings in Dofasco to ThyssenKrupp if Mittal Steel acquires effective control of Arcelor (see “—Agreement between Mittal Steel and ThyssenKrupp Regarding Dofasco” below), Mittal Steel does not intend to close, sell or discontinue any existing locations, activities, product lines or geographic areas. Mittal Steel’s external growth policy will be to continue to make targeted investments and acquisitions, particularly in the higher growth BRICET countries.

Treatment of Arcelor Indebtedness

Mittal Steel will evaluate the external debt of Arcelor as soon as it has access to the details thereof. At this stage and based on public information, Mittal Steel has only limited knowledge of the financing structure and the terms and conditions of Arcelor’s debt. If economically attractive, certain debts may be refinanced by a mix of external and inter-company financings. The eventual overall debt structure will also depend on whether and when Mittal Steel and Arcelor are merged.

Synergies

Mittal Steel expects to realize synergies of approximately $1.6 billion (approximately €1.3 billion) before taxes (2.2% of combined pro forma sales in 2005) on an annualized basis within three years of the combination from three sources: purchasing: about $560 million (approximately €455 million); marketing and trading: about $570 million (approximately €465 million) and manufacturing and process optimization: about $470 million (approximately €380 million). The magnitude of the expected synergies is in line with Mittal Steel’s recent experience in the acquisition of ISG, is in line with the synergies reported by Arcelor following the merger of Usinor, Arbed and Aceralia, and is consistent with Arcelor’s announced expectations for synergies with regard to its acquisition of Dofasco. There is no guarantee, however, that the Group will be able to realize these operational cost synergies in full or at all. Mittal Steel’s inability, due to its lack of access to non-public Arcelor information, to assess loss contingencies and other items may affect or offset the amount of any potential synergies. Unrealized losses may diminish the benefits of the transaction even if no synergies are realized.

These synergies are in addition to the savings that are expected under the companies’ respective existing plans to reduce costs.

Purchasing savings should amount to $560 million (€455 million) per year by 2009. They will be achieved through leveraging the combined size of the Group to negotiate better prices and reduced expenditures. Mittal Steel estimates that the total annual purchasing expense of the Group is currently approximately $48 billion, including raw materials (scrap, various metals, and iron ore), maintenance, repairs and operations (MRO) (maintenance services, production subcontracting, spare parts, and steel consumables), logistics, energy, investment, semi-finished goods and general expenses. Synergies are expected in the categories of expenses where Arcelor and Mittal Steel could potentially share suppliers. This excludes very “local” categories (e.g., energy, general expenses, some logistics and MRO costs) and categories in which Mittal Steel does not purchase significant quantities (e.g., nickel and chrome that Arcelor purchases to make stainless steel). The $560 million (€455 million) savings estimate is based on a category-by-category review of such potentially shared suppliers. Where necessary for purposes of this review, Mittal Steel made good faith estimates of Arcelor information based on Mittal Steel’s experience in the steel industry and Arcelor’s public information.

Marketing and trading synergies should generate $570 million (€465 million) per year within three years. This is expected to be achieved by cross-selling through the companies’ respective distribution networks and by optimizing the flow of semi-finished products, so as to reduce shipping and handling costs via shorter supply routes. This will allow the Group to absorb unused capacities, free-up other capacities and remove bottle-necks in its overall supply chain. The main sources of these synergies are savings on distribution costs, better capacity utilization of each company’s distribution network via additional volumes, cross product flows between the two companies and substitution of products currently sourced from third parties. Savings will come from lower logistics costs due to shorter supply routes arising from the elimination of cross-product-flows within the Group, currently estimated to be on the order of three to four million tonnes per annum. Further, Mittal Steel estimates that approximately 50% of its volumes that are currently sold through third parties could be sold through Arcelor’s distribution and trading network, saving fees on the order of 3% on the value of the trade. Substitution of material purchased from third parties will improve mill utilization and capture additional variable margin within the Group.

The estimated savings of $470 million (€380 million) from manufacturing and process optimization are expected to result from manufacturing process improvements and yield gains, which will provide savings on raw materials and energy consumption, and productivity gains relating to higher throughput rates and better sequencing rates, which will improve asset utilization. On a production of approximately 106 million tonnes, this implies a cost savings of approximately $4.40 per tonne on a $400/tonne cost base. Based on its experience with other combinations, most recently the integration of ISG, Mittal Steel expects these benefits to result from a sharing of knowledge and experience between the organizations and from increased specialization of production facilities within the Group.

With regard to the timing of realization of the synergies discussed above, Mittal Steel expects to realize on an annualized basis approximately $650 million in synergies (consisting of the majority of the estimated procurement synergies, plus approximately 15% of each of the estimated manufacturing and process optimization synergies and of the estimated marketing and trading synergies) by the end of the first year following the acquisition; approximately $1.1 billion in synergies (consisting of the synergies noted above plus the full amount of the estimated procurement synergies, approximately 60% of the estimated manufacturing and process optimization synergies, and 50% of the estimated marketing and trading synergies) by the end of the second year following the acquisition; and approximately $1.6 billion in synergies (consisting of the synergies noted above plus the remainder of the estimated manufacturing and process optimization synergies and of the estimated marketing and trading synergies) by the end of the third year following the acquisition.

The costs of implementing these synergies are estimated to be insignificant, since they require no restructuring or redundancies. As these synergies are not from restructuring or redundancy, the normal cost of capturing such synergies (i.e., closure and clean-up) are not required. The processes that would be used to capture the synergies in this case are already a part of the day-to-day management approach of Mittal Steel. These synergies come from benchmarking and knowledge management processes. The costs required are only for the travel and meeting time of Mittal Steel and Arcelor management.

Regarding the prospective resale of Dofasco to ThyssenKrupp, there are not currently any particular costs of resale, as Mittal Steel has already entered into a binding agreement for such resale. Following consummation of the resale, Mittal Steel will compensate Arcelor for the difference between the price paid by Arcelor for Dofasco’s shares (C$71 per share) on the one hand and the price agreed by ThyssenKrupp (the euro equivalent of C$68 per share) plus earnings received by Arcelor, on the other hand.

In addition to the above synergies, Mittal Steel’s upstream integration in iron-ore mining, coal mining and coke production will provide natural hedging for the entire Group. Because steel producers cannot fully adjust their prices to reflect their costs, their margins suffer from volatility. Mittal Steel’s upstream integration and access to iron-ore and coal mining, coke and DRI production, and shipping would provide a “natural hedge” against this risk.

Finally, in the medium term, Mittal Steel expects further benefits, which have not yet been quantified, to accrue through ongoing knowledge sharing. These will arise from general economies of scale, further cost savings, improved productivity, accelerated product and process development, better distribution, more efficient use of capital, increased investment in R&D and faster innovation, and other factors.

Governance and Management

Principles

Mittal Steel’s vision is to build the world’s most admired steel institution. Mittal Steel’s corporate culture is based on a spirit of entrepreneurship, diversity and, most importantly, respect for employees, and seeks to promote the qualities of openness, expertise, reliability and innovation. Mittal Steel has a non-hierarchical structure, especially designed to encourage managers at all levels to think entrepreneurially, to make decisions in the best interests of the company, to take responsibility and to support one another in all efforts to continually improve the company. Mittal Steel believes that Arcelor shares these values and that the strength of the Group will arise from the culture and principles that will unify all employees.

As noted above, the operational overlap between Arcelor and Mittal Steel is limited, which creates a unique opportunity to build upon the strengths of both organizations. Accordingly, the combination is not expected to result in a reduction in employment levels. Rather, the combination will provide a strong platform for growth, which will provide ongoing employment opportunities globally. The specifics of a new organizational structure for the Group will need to be developed with senior management of both groups, taking time to ensure that the outcome respects the principles above, delivers the utmost level of service to customers, and deploys the Group’s talent and facilities to their fullest.

Management

In the Memorandum of Understanding, Arcelor and Mittal Steel have agreed to change and unify their respective corporate governance structures and rules as soon as possible after completion of the Offer until such time as the two companies are integrated or merged into one company. Unless specified otherwise below, references to “Company” in this section refer to each of Mittal Steel and Arcelor pre-merger and to the top-level company in the Group following the merger of Arcelor and Mittal Steel.

The Company will be managed by a Board of Directors and a Management Board. The members of the Board of Directors will be appointed by the general meeting of shareholders, while members of the Management Board will be appointed by the Board of Directors. The Board of Directors will comprise solely non-executive directors. The day-to-day management of the Company will be entrusted to Management Board. The Management Board is not a “management board” in the sense of a two-tiered board structure as exists under Dutch and Luxembourg law, but rather a committee of senior Company officers. The Memorandum of Understanding provides that the initial Management Board will have seven members comprising the four current members of the Arcelor Management Board, with the current Arcelor Chief Executive Officer (“CEO”), Mr. Guy Dollé, becoming the CEO of the Company, and three members to be nominated by the current Mittal Steel Board of Directors. It is intended that one of the latter three members will be Mr. Aditya Mittal. Arcelor has indicated that Mr. Guy Dollé may not wish to serve as CEO following completion of the Offer, but will remain available to facilitate the integration. If Mr. Dollé withdraws or resigns as CEO, the new Company CEO will be appointed by the Board of Directors further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

No decision has yet been made with respect to the allocation of management responsibilities within the Group and the exact composition of the management team, including the top management and the Management Board in particular. Mittal Steel and Arcelor will allocate management responsibilities on the basis of the best available talent within Mittal Steel and Arcelor for each position. The new organizational structure will be developed with senior management of both companies. During the Initial Term (as defined in “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Corporate Governance”), the appointment and remuneration of persons appointed to serve as the CEOs and board members of the Company’s main subsidiaries and the heads of the main business units and corporate functions of the Company will be decided by the Management Board acting unanimously.

Both in general and in relation to the workforce, Mittal Steel and Arcelor will continue to employ best practices across the organization designed to meet the highest standards in health and safety, social responsibility, cultural diversity and respect for the environment. Mittal Steel is convinced that its employees make up the heart of the organization and it is only by stimulating and harnessing the talents of each and every individual towards the common goals of the business that success will be created. Mittal Steel’s distinctiveness and success results in part from the bringing together of teams of people with diverse backgrounds, skills and abilities. The combination with Arcelor substantially enlarges and deepens the talent pool and new and innovative ways of conducting business. The Group will have a sustainable future and therefore sustainable employment in the competitive world of steel.
Capital Markets Position of the Group

The combination of Mittal Steel and Arcelor will form the largest company in the steel industry by market capitalization. The pro forma market capitalization of the Group will be approximately €36.7 billion (approximately $45.9 billion) (based on the respective closing stock prices on June 23, 2006 and excluding the Cash Portion of the Offer financed through a credit facility. See “—Source and Amount of Funds” below). (The pro forma market capitalization of the Group is calculated by applying a share price of €25.71 per Mittal Steel share (based on the closing Mittal Steel share price of $32.17 on June 23, 2006 on the NYSE (the “Mittal Steel Reference Share Price”) and an exchange rate of $1.2512 per €1.0) to the aggregate of the fully diluted number of Mittal Steel shares of 705.6 million as of March 31, 2006 and the diluted number of Arcelor shares of 624.7 million (excluding treasury shares and including stock options) and 39.0 million Convertible Bonds.)

Pro forma Mittal Steel and Arcelor vs. other steel companies

The Group will form the largest group

in the steel industry in terms of market capitalization

Equity market capitalization (€ billions)

Source: Datastream (June 23, 2006)

With a pro forma market capitalization of about €36.7 billion, the Group will become one of the flagship industrial companies in Europe. Ranked by market capitalization, it will be the 14th largest company on Euronext Paris.

Pro forma Mittal Steel /Arcelor vs. other leading industrial companies

The Group will rank among the largest industrial companies

in terms of market capitalization

Equity market capitalization (€ billions)

Source: Datastream (June 23, 2006)

The Group will be listed on five of the leading stock exchanges in Europe: Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges, as well as on the NYSE. Mittal Steel believes that this will provide good access to the capital markets, enhanced profile with investors and a high level of liquidity for trading of the Company’s shares.

The following table presents an analysis of the liquidity of Mittal Steel shares both prior to the announcement of the Offer and after completion of the Offer. It is provided for illustrative purposes and the actual future liquidity of Mittal Steel shares may be different from that shown in the table. Four scenarios are presented based on different assumed Offer acceptance levels: 100%, 50%, 33% and 25% (the latter two assuming a waiver of the Minimum Tender Condition).

	Arcelor (pre-offer)	Mittal (pre-offer)	New Mittal (post-offer)	New Mittal (post-offer)	New Mittal (post-offer)	New Mittal (post-offer)
Overall level of acceptances from Arcelor shareholders			100%	50%	33%	25%
Number of Shares (in millions of shares)
Total shares outstanding	620.0	704.1 (6)	1,426.4	1,065.3	942.5	884.7
Free float shares	539.9	80.9	716.3	398.6	290.6	239.7

ADTV*(in millions of shares)(1)
1-month ADTV(2)	3.99	1.23	6.92	3.58	2.78	2.40
3-month ADTV(3)	4.31	1.17	6.24	3.70	2.84	2.43
6-month ADTV(4)	4.68	1.05	6.57	3.81	2.87	2.43
12-month ADTV(5)	5.15	0.97	7.04	4.01	2.98	2.49

ADTV* as a percentage of total shares outstanding
1-month ADTV(2)	0.64%	0.17%	0.42%	0.34%	0.29%	0.27%
3-month ADTV(3)	0.70%	0.17%	0.44%	0.35%	0.30%	0.28%
6-month ADTV(4)	0.76%	0.15%	0.46%	0.36%	0.30%	0.27%
12-month ADTV(5)	0.83%	0.14%	0.49%	0.38%	0.32%	0.28%

ADTV* as a percentage of free float
1-month ADTV(2)	0.74%	1.52%	0.83%	0.90%	0.96%	1.00%
3-month ADTV(3)	0.80%	1.44%	0.87%	0.93%	0.98%	1.02%
6-month ADTV(4)	0.87%	1.30%	0.92%	0.96%	0.99%	1.01%
12-month ADTV(5)	0.95%	1.21%	0.98%	1.01%	1.02%	1.04%

*	Average daily trading volume based on data from Bloomberg for Arcelor (pre-offer) and Mittal (pre-offer). New Mittal (post-offer) is a result of calculations.
(1)	Includes all listings with available volume information
(2)	December 26, 2005 to January 26, 2006 (inclusive)
(3)	October 26, 2005 to January 26, 2006 (inclusive)
(4)	July 26, 2005 to January 26, 2006 (inclusive)
(5)	January 26, 2005 to January 26, 2006 (inclusive)
(6)	As of March 31, 2006

The analysis of post-Offer liquidity is based on the following assumptions:

(i)	Arcelor treasury shares are not tendered in the Offer;

(ii)	all Convertible Bonds and all Arcelor and Usinor stock options (granted prior to February 6, 2006) are exchanged for Arcelor newly issued shares resulting in a fully-diluted Arcelor free float of 586.6 million shares (based on the total number of outstanding Arcelor shares as of February 6, 2006 of 620.0 million (excluding 19.8 million treasury shares) and 666.7 million shares on a fully-diluted basis (taking into account Arcelor shares underlying the outstanding Convertible Bonds on February 6, 2006 and the Arcelor and Usinor stock options granted prior to February 6, 2006, i.e., 42 million shares and 4.7 million shares, respectively, and excluding 19.8 million treasury shares), with the Grand Duchy of Luxembourg holding 36.0 million shares, Corporacion JMAC B.V. holding 22.7 million shares, the Walloon Region (through Sogepa S.A.) holding 15.4 million shares and Arcelor employees holding 6.0 million shares);

(iii)	Mittal Steel’s free float represents 80.9 million shares (based on the total number of outstanding Mittal Steel shares (excluding shares held in treasury by Mittal Steel) of 704.1 million shares as of

March 31, 2006 (including 246.7 million outstanding Mittal Steel class A common shares and 457.5 million outstanding Mittal Steel class B common shares), with the Controlling Shareholder holding 623.3 million shares);

(iv)	former Arcelor shareholders trade Mittal Steel shares at the same level (in terms of number of shares per day) as they traded Arcelor shares prior to January 27, 2006, the date of the announcement of the Offer; and

(v)	Mittal Steel shareholders trade at the same level (in terms of number of shares per day) as they did prior to January 27, 2006.

The prospective average daily trading volumes (“ADTV”) are calculated based on the ADTV for Mittal Steel pre-Offer increased by the ADTV for Arcelor pre-Offer pro-rata for the offered exchange ratio of 13 Mittal Steel shares for 12 Arcelor shares and the assumed acceptances from Arcelor shareholders. The prospective free float is calculated based on the Mittal Steel free float pre-Offer and increased by the Arcelor free float pre-Offer pro-rata for the offered exchange ratio of 13 Mittal Steel shares for 12 Arcelor shares and the assumed acceptances from Arcelor shareholders.

Based on published criteria, Mittal Steel believes that, following completion of the Offer, Mittal Steel can be expected to be included in a number of stock market indices, including the CAC 40 and SBF 120. In connection with the Offer, Arcelor was removed from the CAC 40 and SBF 120 on June 16, 2006. As of June 16, Arcelor’s weighting in the CAC 40 was 2.5%, and in the SBF 120 was 2.2%. Following the transaction, the weighting of the Group in these indices would increase, making the stock more attractive to stock index tracking funds. Mittal Steel believes that other funds would also increase their position in the stock to reflect its increased weighting in the indices.

For a description of Mittal Steel’s intentions regarding dividend policy, please refer to “—Dividend Policy.”

Approach to Integration

Both Mittal Steel and Arcelor have substantial experience in integrating acquisitions. Over the past 15 years, Mittal Steel has integrated more than 20 companies to create an integrated international network of operations, beginning with Iron & Steel Co. of Trinidad & Tobago in 1989, and ending with Kryvorizhstal (Ukraine) in 2005. Arcelor itself is the result of numerous transactions, in particular the three-way merger of Aceralia, Arbed and Usinor in 2002.

Mittal Steel’s philosophy toward integration is based on following best practices and learning from each and every unit where those practices are found. Mittal Steel has shown, for example, in the ISG integration, that its approach respects the contributions and leadership capabilities of acquired companies’ staff. A requirement of any new business partnership is ensuring that employees have a clear understanding of the overall business plan and are fully on board with the business objectives of the group. This set of objectives would be developed together with Arcelor management teams and reflect input from representatives in all areas of both organizations.

The governing principle for the integration of Arcelor will be to carefully identify the best talent from both companies and the organizational structure that would best serve the customers and markets in which Mittal Steel operates. As such, when it comes to talent Mittal Steel is committed to a true merger of equals, in which the new company not only retains but builds upon the wealth of talent residing in both Arcelor and Mittal Steel. Taking the time to identify the best model and the best people is possible because of the complementary and limited overlap of the customer segments and geographies that Arcelor and Mittal Steel currently serve. This reduces the complexity of integration.

The first stage of the integration process would be to form an integration leadership team. This team would oversee combined working groups that would identify operational synergies in key areas. Each team would develop a working plan and timetable of activities. The focus of activities would be on value creation. Teams would be expected to identify and set ambitious targets based upon the opportunities and benchmarks. The focus on outcomes and an accelerated timetable helps the teams to integrate faster. Mittal Steel’s recent experience from the integration of the ISG operations in North America indicates that these teams can identify opportunities, prepare action plans and commence implementation expeditiously.

Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure

Intentions Regarding Corporate Governance for the Group

In the Memorandum of Understanding, Arcelor and Mittal Steel have agreed to change and unify their respective corporate governance structure and rules as soon as possible after completion of the Offer until such time as the two companies are integrated or merged into one company. The following is a description of the corporate governance rules that will apply to both Arcelor and Mittal Steel, and the top-level company in the Group following the integration or merger of Arcelor and Mittal Steel. Unless specified otherwise below, references to “Company” in this section refer to “Mittal Steel,” “Arcelor” or the top-level company in the Group following the integration and/or merger of Arcelor and Mittal Steel, as the case may be.

Board of Directors of the Group

Composition of the Board of Directors

The Memorandum of Understanding provides that during a transitional, three-year period following the settlement date of the Offer (the “Initial Term”) that the Board of Directors of the Company will have the following characteristics:

•	18 members, all of whom are non-executive directors and a majority of whom are independent (as defined below):

•	6 members shall be nominated from among or upon the request of the current Mittal Steel Board of Directors, of whom 3 directors shall be independent;

•	6 members shall be nominated from among the current members of the Arcelor Board of Directors, and shall reflect the nationalities of the main countries where Arcelor operates;

•	3 members shall be nominated from among the current members of the Arcelor Board of Directors, upon the recommendation of the major shareholders of Arcelor; and

•	3 members shall be employee representatives.

The Parties to the Memorandum of Understanding have agreed to consult each other as to the identities of the directors to be nominated for appointment to the Board of Directors for the Initial Term.

Following the Initial Term, and subject to the provisions of the Articles of Association, the Controlling Shareholder will be entitled to representation on the Company Board of Directors in proportion to its shareholding.

Directors will be considered “independent” if they are (i) independent within the meaning of the definition thereof in the NYSE listing standards as applied to non-U.S. companies (i.e., “foreign private issuers”), and (ii) unaffiliated with any shareholders owning or controlling more than 2% of the shares of the Company (post-completion of the Offer).

During the Initial Term, and subject to the Controlling Shareholder owning or controlling at least 15% of the outstanding share capital of the Company (post-completion of the Offer), the Controlling Shareholder will be entitled to elect to the Company’s Board of Directors up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Controlling Shareholder and three independent directors.

The directors will be elected and removed by the general meeting of shareholders, by a simple majority of votes cast. Except as described above, no shareholder will have special rights to nominate, elect or remove directors. All directors will be elected by the general meeting of shareholders for three-year terms.

During the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors. Mr. Joseph Kinsch shall be the first Chairman of the Board of Directors and Mr. Lakshmi N. Mittal shall be the first President of the Board of Directors. Upon the retirement of Mr. Joseph Kinsch, Mr. Lakshmi N. Mittal shall become Chairman and Mr. Joseph Kinsch shall propose the successor President, who shall be an independent director or a former employee of Arcelor. The proposed successor President will serve as President for so long as he or she is a director and the Controlling Shareholder has agreed to vote for his or her renewal as director, except in case of gross negligence or willful misconduct in the exercise of his or her functions as director or in the event that the Appointments and Remuneration Committee vetoes his or her nomination. Moreover, upon retirement, death or incapacity of Mr. Lakshmi N. Mittal, he shall be replaced by any other representative designated by the Controlling Shareholder from time to time.

Finally, upon expiration of the Initial Term, the Parties to the Memorandum of Understanding will review the Company’s corporate governance rules reflected above in order to reflect the best standards of corporate governance for comparable companies, and in particular have them conform with the corporate governance aspects of the NYSE listing standards applicable to non-U.S. companies (i.e., “foreign private issuers”) and the Luxembourg Code of Governance. Moreover, the Chairman and the President shall consult in the year prior to the end of the Initial Term with a view to determining the identity of the directors that could be recommended to the Appointments and Remuneration Committee.

Operation of the Board of Directors

The required quorum for meetings of the Board of Directors will be a majority of the directors, including at least the Chairman, the President and a majority of the “independent” directors being present or represented.

Each director will have one vote and no director will have a casting vote. Board decisions will be taken by a majority of the directors present and represented at a quorate meeting, except as otherwise required by Luxembourg or Dutch law, as the case may be.

During the Initial Term, the agenda of each Board of Directors meeting shall be jointly agreed by the Chairman and the President of the Board of Directors and shall include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try to resolve any such disagreement. After the expiration of the Initial Term, the Chairman and the President will seek to agree the agenda on a reasonable efforts basis.

For so long as there is a Chairman and a President of the Board of Directors, the Chairman and the President will meet at regular intervals, or more often if and when required at the request of either the Chairman or the President, to discuss and evaluate the principal strategic business decisions for the Company and prepare the related board meetings.

The Company Board of Directors will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Controlling Shareholder Right of Opposition

During the Initial Term, with respect to Board of Directors decisions that require shareholders’ approval, the Controlling Shareholder shall vote in accordance with the position expressed by the Board of Directors, unless Mr. Lakshmi N. Mittal opposes any such position in which case the Controlling Shareholder can vote as it wishes. During the Initial Term, if Mr. Lakshmi N. Mittal opposes any decision of the Board of Directors on a matter that is does not require shareholders’ approval and that was not proposed by him, Mr. Lakshmi N. Mittal shall have the right to request such action to be first approved by a shareholders’ meeting and the Controlling Shareholder shall have the right to vote at such meeting as it sees fit. The Board of Directors shall not approve any action that has been rejected by such shareholders’ meeting.

Board of Directors Committees

The Board of Directors shall have two committees: an Audit Committee and an Appointments and Remuneration Committee.

The Audit Committee will be composed of four independent directors, with independence defined as set out above and also under Rule 10A-3 under the Exchange Act. The four members will be appointed by the Board of Directors. The Audit Committee shall make decisions by a simple majority with no member having a casting vote.

The Appointments and Remuneration Committee will be composed of four directors: the President (for so long as there is a President and thereafter an independent director), the Chairman and two “independent” directors, one of whom will be nominated by Mittal Steel’s current Board of Directors and one of whom will be nominated by Arcelor’s current Board of Directors. The Appointments and Remuneration Committee will be chaired by an independent director. The four members will be appointed by the Board of Directors. The Appointments and Remuneration Committee shall make decisions by a simple majority vote with no member having a casting vote. The Appointments and Remuneration Committee will be in charge of making recommendations to the Board of Directors relating to the appointment of the members of the Board of Directors, the appointment and remuneration of the members of the Management Board and the principles of remuneration for other senior or top executives of the Group.

During the Initial Term, the appointment and remuneration of persons appointed to serve as the CEOs and board members of the Company’s main subsidiaries and the heads of the main business units and corporate functions of the Company will be decided by the Management Board acting unanimously.

Related-Party Transactions

Finally, the Parties to the Memorandum of Understanding have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors.

Reduction of Voting Rights Attached to the Class B Common Shares

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend Mittal Steel’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held and holders of class B common shares will no longer have the right to make a binding nomination for the appointment of directors (see the procedure described in “Description of Mittal Steel’s Share Capital—Reduction of Class B Voting Rights”). The amendment to Mittal Steel’s Articles of Association will be discussed and put to a vote at the extraordinary shareholders’ meeting of Mittal Steel to be held on June 30, 2006. A notice for this extraordinary meeting of shareholders, to be held in Rotterdam, The Netherlands, on June 30, 2006, was published on June 6, 2006. The Controlling Shareholder has committed to vote in favor of the amendment. Once approved, the amendment will come into effect as soon as legally possible.

As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast.

In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. Finally, upon completion of the Offer, Mittal Steel will enlarge its Board of Directors to 18 members.

Extraordinary Meeting of Shareholders Post-Completion of the Revised Offer

The Parties to the Memorandum of Understanding have agreed that upon completion of the Offer, each of Arcelor and Mittal Steel will convene an extraordinary meeting of shareholders (“EGM”) at the earliest practicable date to adopt the following corporate governance and other changes:

(i)	the Board of Directors will consist of up to 18 members;

(ii)	all members of the Board of Directors will be non-executives;

(iii)	at least one-half of the Board of Directors will be composed of independent directors;

(iv)	the Audit Committee will consist only of independent directors;

(v)	the Controlling Shareholder will be entitled to representation on the Board of Directors proportional to its shareholding (subject to the provisions of the Memorandum of understanding);

(vi)	the Articles of Association may be amended from time to time by a general meeting of shareholders subject to the quorum and majority requirements provided for by applicable law, except the provisions of the Articles of Association relating to the matters set out in (i) - (v) above, which may only be amended by a vote of shareholders representing two-thirds of the relevant Company’s voting rights; and

(vii)	the election of the initial Board of Directors as nominated in the manner set forth in section “—Board of Directors of the Group” above.

In addition, the agenda of Arcelor’s EGM shall also include the reduction of Arcelor’s authorized capital to the amount of issued share capital immediately upon completion of the Offer.

Post-Offer Shareholding

The following tables show, based on share ownership information as at March 31, 2006, the evolution of the number of Mittal Steel’s shares held by the Controlling Shareholder and other categories of Mittal Steel shareholders, as well as the percentages of Mittal Steel’s share capital and voting rights that these shares represent, based on four different levels of acceptance of the Offer by Arcelor securityholders, and assuming that the voting rights attaching to all of the class B common shares (which class of shares is exclusively held by the Controlling Shareholder) will be reduced from ten to one per class B common share.

Assuming 100% acceptance by Arcelor securityholders
	Number of class A common shares	Number of class B common shares	Total	% of share capital	% of voting rights
Controlling Shareholder	165,794,790	457,490,210	623,285,000	43.4%	43.6%
Treasury stock	8,751,388	—	8,751,388	0.6%
Other current Mittal Steel shareholders(1)	80,855,495	—	80,855,495	5.6%	5.7%
Former Arcelor shareholders	671,669,950	—	671,669,950	46.7%	47.0%
Former Convertible Bonds holders(2)	42,207,791	—	42,207,791	2.9%	3.0%
Former Mittal Steel optionholders(3)	4,979,910	—	4,979,910	0.3%	0.3%
Former Arcelor optionholders(4)	5,065,316	—	5,065,316	0.4%	0.4%

Total	979,324,640	457,490,210	1,436,814,850	100.0%	100.0%

Assuming 75% acceptance by Arcelor securityholders
	Number of class A common shares	Number of class B common shares	Total	% of share capital	% of voting rights
Controlling Shareholder	165,794,790	457,490,210	623,285,000	49.6%	49.9%
Treasury stock	8,751,388	—	8,751,388	0.7%
Other current Mittal Steel shareholders(1)	80,855,495	—	80,855,495	6.4%	6.5%
Former Arcelor shareholders	503,752,463	—	503,752,463	40.1%	40.4%
Former Convertible Bonds holders(2)	31,655,843	—	31,655,843	2.5%	2.5%
Former Mittal Steel optionholders(3)	4,979,910	—	4,979,910	0.4%	0.4%
Former Arcelor optionholders(4)	3,798,987	—	3,798,987	0.3%	0.3%

Total	799,588,876	457,490,210	1,257,079,086	100.0%	100.0%

Assuming 50% acceptance by Arcelor securityholders
	Number of class A common shares	Number of class B common shares	Total	% of share capital	% of voting rights
Controlling Shareholder	165,794,790	457,490,210	623,285,000	57.9%	58.3%
Treasury stock	8,751,388	—	8,751,388	0.8%
Other current Mittal Steel shareholders(1)	80,855,495	—	80,855,495	7.5%	7.6%
Former Arcelor shareholders	335,834,975	—	335,834,975	31.2%	31.4%
Former Convertible Bonds holders(2)	21,103,896	—	21,103,896	2.0%	2.0%
Former Mittal Steel optionholders(3)	4,979,910	—	4,979,910	0.5%	0.5%
Former Arcelor optionholders(4)	2,532,658	—	2,532,658	0.2%	0.2%

Total	619,853,112	457,490,210	1,077,343,322	100.0%	100.0%

Assuming 25% acceptance by Arcelor securityholders
	Number of class A common shares	Number of class B common shares	Total	% of share capital	% of voting rights
Controlling Shareholder	165,794,790	457,490,210	623,285,000	69.4%	70.1%
Treasury stock	8,751,388	—	8,751,388	1.0%
Other current Mittal Steel shareholders(1)	80,855,495	—	80,855,495	9.0%	9.1%
Former Arcelor shareholders	167,917,488	—	167,917,488	18.7%	18.9%
Former Convertible Bonds holders(2)	10,551,948	—	10,551,948	1.2%	1.2%
Former Mittal Steel optionholders(3)	4,979,910	—	4,979,910	0.6%	0.6%
Former Arcelor optionholders(4)	1,266,329	—	1,266,329	0.1%	0.1%

Total	440,117,347	457,490,210	897,607,557	100.0%	100.0%

(1)	Includes Mittal Steel’s minority shareholders holding free float shares as at March 31, 2006.
(2)	Assumes tender of 100%, 75%, 50% or 25%, depending on the applicable scenario, of the Convertible Bonds.
(3)	Assumes all Mittal Steel stock options outstanding as at March 31, 2006 are exercised.
(4)	Assumes all Arcelor or Usinor stock options outstanding as at February 6, 2006 are exercised and tender of 100%, 75%, 50% or 25%, depending on the applicable scenario, of the Arcelor shares received upon such exercise.

Intentions Regarding Corporate Governance for Arcelor

See “—Intentions Regarding Corporate Governance for the Group.”

Intentions Regarding Workforce and Management

See “—Intentions of Mittal Steel regarding the Business of the Group—Implications of Mittal Steel’s Strategy for the Group—Employment” and “—Intentions of Mittal Steel regarding the Business of the Group—Governance and Management.”

Intentions Regarding Corporate Restructuring

The Parties to the Memorandum of Understanding have agreed to use their best efforts to procure, as soon as practicable following completion of the Offer and any related subsequent offer or compulsory buy-out, the merger of Mittal Steel with and into Arcelor with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. Subject to further legal and tax analysis, the merger, is expected to take the form of a cross-border merger governed by Dutch and Luxembourg laws. Further discussions will be held with the Luxembourg authorities to seek to obtain from them the appropriate comfort with respect to the location of the headquarters of the Company in Luxembourg. The timing of such merger is uncertain at this stage but will likely take at least nine to 12 months, due, among other things, to the time required for and outcome of such further analysis and discussions and to the necessary listing of the new company on six exchanges and its SEC registration.

Intentions Regarding Minority Buy-Out and Delisting

Mittal Steel intends to acquire all of Arcelor’s outstanding shares. Should any shares remain outstanding after completion of the Offer, Mittal Steel will consider various options to attain ownership of all of Arcelor’s share capital, including through any available compulsory buy-out procedure, merger or other corporate reorganization.

As of May 22, 2006, Luxembourg law provides that following an offer made to all the holders of a Luxembourg company’s voting securities, the offeror may buy-out remaining securityholders at a “fair price” if such offeror has acquired 95% of the capital carrying voting rights and 95% of the voting rights of such company. Accordingly, if Mittal Steel held 95% or more of the share capital and voting rights in Arcelor, Mittal Steel could require the remaining shareholders of Arcelor to sell their shares to Mittal Steel at a “fair price.” The price offered in the Offer would be considered a “fair price” in the buy-out proceedings if 90% of the Arcelor shares carrying voting rights were acquired in the Offer. The consideration paid in the buy-out proceedings must take the same form as the consideration offered in the Offer or consist solely of cash. Moreover, under Luxembourg law, an all-cash option must be offered to these remaining Arcelor shareholders. Finally, pursuant to Luxembourg law, the right to initiate such buy-out proceedings must be exercised within three months following the expiration of the initial acceptance period in the public offer or of the subsequent offering period, if any, depending on when the threshold is met.

If Mittal Steel does not acquire 95% or more of the share capital and the voting rights of Arcelor, Mittal Steel would consider other possible options to increase its shareholding in Arcelor. To the extent permitted by Luxembourg and other applicable laws, Mittal Steel could, in principle, further dilute the remaining shareholders in Arcelor through the acquisition of additional shares in Arcelor, causing Arcelor to repurchase shares in its capital, and/or contributing assets to Arcelor in exchange for shares in Arcelor. In addition, to the extent permitted by Luxembourg and other applicable laws, Mittal Steel could, in principle, attain full ownership of Arcelor by merging Arcelor with Mittal Steel or transferring all of Arcelor’s assets and liabilities in exchange for Mittal Steel shares which would be distributed to the remaining shareholders in Arcelor upon the liquidation of Arcelor.

In the event that Mittal Steel does not attain ownership of all of Arcelor’s share capital and depending on the level of success of the Offer, Mittal Steel will also consider whether to maintain any of Arcelor’s stock exchange listings. Mittal Steel would likely seek to delist Arcelor’s shares if the public float and trading volume following completion of the Offer are low. Such delisting would require the approval of the stock exchange regulatory authorities in Belgium, France, Luxembourg and Spain, and would be effected in a coordinated manner among these jurisdictions.

Finally, as of May 22, 2006, Luxembourg law also provides for a sell-out right if following an offer the offeror owns 90% of the share capital and 90% of the voting rights of a Luxembourg company. Accordingly, if Mittal Steel acquires 90% or more of the share capital and voting rights in Arcelor, all of Arcelor’s remaining shareholders, irrespective of their country of residence, could sell their shares to Mittal Steel at a “fair price.” The price offered in the Offer would be considered a “fair price” in the sell-out proceedings if 90% of the Arcelor shares were acquired in the Offer. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the Offer or consist solely of cash. Moreover, under Luxembourg law, an all-cash option must be offered to the remaining Arcelor shareholders. Pursuant to Luxembourg law, the right to initiate such sell-out proceedings must be exercised within three months following the expiration of the initial acceptance period in the public offer or of the subsequent offering period, if any, depending on when the threshold is met.

Intentions Regarding Arcelor Stock Options

In the Memorandum of Understanding, Arcelor has reserved the right to accelerate the vesting of outstanding options to acquire its shares in connection with the Offer. The Memorandum of Understanding further provides that if the Offer is consummated, the existing options to acquire shares of Arcelor will be maintained so that option holders will continue to benefit from such options after the corporate restructuring discussed in section “—Intentions Regarding Corporate Restructuring” above. In the event that such restructuring is not completed by June 30, 2007, Mittal Steel has agreed in the Memorandum of Understanding to put in place a liquidity mechanism that will allow the option holders, after the lapsing of applicable holding periods under tax laws and regulations, to exchange Arcelor shares resulting from the exercise of their stock options into Mittal Steel shares on the basis of the exchange ratio in the secondary exchange offer of the Offer.

Dividend Policy

The Parties have agreed in the Memorandum of Understanding that the Group will adopt a policy of distributing approximately 30% of its annual net income to its shareholders. The Group will not be required to pay dividends, however, and there can be no guarantee that dividends will be paid in the future and any dividends may be decreased or eliminated in the future.

For so long as Arcelor remains listed, Mittal Steel intends to align Arcelor’s dividend policy with the one to be adopted by the Group, i.e., distributing approximately 30% of Arcelor’s annual net income to Arcelor’s shareholders.

Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries

Arcelor Brasil S.A. and Acesita S.A. are two Brazilian companies listed on the Bolsa de Valores de São Paulo (BOVESPA). Arcelor holds approximately 66% of the outstanding voting stock of Arcelor Brasil S.A. Following an offer to acquire the voting stock of Acesita S.A. not already owned by it, which closed on April 26, 2006, Arcelor holds, directly or indirectly, approximately 56% of the share capital (consisting of voting common shares and non-voting preferred shares) and approximately 91% of the voting stock in Acesita S.A. Article 254-A of the Brazilian corporation law requires that, in the event of a direct or indirect acquisition of control of a company listed in Brazil, the acquiror must make an offer for all voting shares not already controlled.

Assuming that acquisition of control of Arcelor would constitute a change of control of its Brazilian subsidiaries, tender offers for all minority voting shares must be launched within 30 days following the acquisition of control of Arcelor. The offer price must be at least 80% of the part of the overall acquisition consideration, including premium, that is fairly attributable to the Brazilian companies. In the case of Arcelor Brasil S.A., its by-laws increase this percentage to 100%. The determination of the price for Arcelor Brasil and Acesita will be made by an independent expert designated by the company and is subject to judicial review at the request of the minority shareholders.

Mittal Steel may offer the Brazilian shareholders the same mix of shares and cash as in the Offer or it may offer all cash. These offers would be financed out of one or a combination of existing resources, cash flow and proceeds of new financings. Mittal Steel does not expect to make this decision before the Offer is completed. For purposes of example only, based on (i) the current Arcelor shareholding in the two companies (as set out above), (ii) the respective closing market prices of

Acesita S.A. and Arcelor Brasil S.A. voting shares on June 23, 2006 as per Bloomberg (which prices may differ from the fair values of such shares as finally determined in the manner described above), (iii) an offer price equal to 80% and 100%, respectively, of such current market prices, in each case without assigning any premium value related to the Offer, and (iv) the Mittal Steel Reference Share Price of €25.71 ($32.17) used for purposes of calculations in the context of the Offer, the minority interests in these companies would have an aggregate value of approximately €2.8 billion ($3.5 billion), requiring the issuance of approximately 74 million shares and the payment of €0.9 billion ($1.1 billion) in cash if Mittal Steel offers the same mix (i.e., 68.9% and 31.1%) of shares and cash as in the Offer.

See “Mittal Steel must make a mandatory tender offer for minority interests in Arcelor’s listed Brazilian subsidiaries at a price determined by independent experts, which may be higher than expected” in “Risk Factors—Risks relating to the Offer” above for a discussion of certain uncertainties and attendant risks relating to this matter.

Background of the Offer; Prior Contacts

In late October 2005, Mr. Aditya Mittal, President and Chief Financial Officer of Mittal Steel, proposed the concept of a merger between Arcelor and Mittal Steel to Mr. Lakshmi Mittal, Chairman and Chief Executive Officer of Mittal Steel, and others at Mittal Steel. In the course of late October and November 2005, Mr. Aditya Mittal had a couple of brief conversations with Mr. Alain Davezac, an Arcelor executive, regarding possible areas of cooperation. During the 3rd Steel Success Strategies Europe Conference, which took place from November 27 to 29, 2005 in London, Mr. Aditya Mittal suggested to Mr. Davezac that a meeting be arranged between Mr. Guy Dollé, President of the Management Board and Chief Executive Officer of Arcelor, and Mr. Lakshmi Mittal. Thereafter, during December 2005 and early January 2006, various dates for a meeting between Mr. Dollé and Messrs. Lakshmi and Aditya Mittal were considered, and it was finally agreed on January 10, 2006 that the meeting would take place on January 13, 2006 in London.

At the meeting on January 13, 2006, Messrs. Lakshmi and Aditya Mittal proposed the concept of a combination between Mittal Steel and Arcelor to Mr. Dollé. Mr. Dollé was non-committal and pointed out certain difficulties that he saw relating to such a transaction, including integration risks.

On January 20, 2006, Mr. Lakshmi Mittal called Mr. Dollé to request a meeting over the weekend to discuss a global strategy, to be described at the meeting. Mr. Dollé was unavailable over the weekend, and the earliest he was available was January 24, 2006. It was agreed that a meeting would take place on the evening of January 24, 2006 in Luxembourg.

On January 23, 2006, ThyssenKrupp announced that it would not increase its offer for Dofasco, as a result of which the Board of Directors of Dofasco recommended the offer by Arcelor for Dofasco. On the morning of January 24, 2006, Mr. Dollé postponed the meeting with Mr. Lakshmi Mittal scheduled for that evening, as he was traveling to Canada. Later on January 24, 2006, Mr. Lakshmi Mittal contacted Dr. Ekkehard Schulz, Chairman of the Executive Board of ThyssenKrupp, to discuss the possible acquisition of Dofasco by ThyssenKrupp following a successful offer by Mittal Steel for Arcelor. On January 26, 2006, Mittal Steel and ThyssenKrupp signed a binding agreement to this effect.

During the course of January 26, 2006, Mittal Steel received a number of press calls as to whether it was planning to make an offer for Arcelor leading to concern about possible leaks. Accordingly, Mittal Steel’s Board of Directors met (by conference call) in the afternoon of January 26, 2006 and approved the Offer and the financing arrangements for the Offer and decided to announce the Offer the following morning. In the evening of January 26, 2006, after the U.S. stock markets closed, Mr. Lakshmi Mittal called Mr. Dollé to inform him that Mittal Steel was planning to announce the Offer the following day, and Mr. Dollé terminated the call. Mr. Lakshmi Mittal then left a detailed voicemail message on Mr. Dollé’s mobile phone explaining Mittal Steel’s intentions. Mr. Aditya Mittal separately spoke to Mr. Davezac at Arcelor and advised him of the same. No Arcelor executive made personal contact with Mr. Lakshmi Mittal, Mr. Aditya Mittal or any other Mittal Steel executive in response to either of these two calls.

On January 27, 2006, Mittal Steel issued a press release announcing its intention to launch the Offer. The initial consideration (subject to adjustment following certain actions by Arcelor) offered by Mittal Steel in the Primary Offer was 4 Mittal Steel class A common shares and €35.25 in cash for every 5 Arcelor shares or Arcelor ADSs, and 4 Mittal Steel class A common shares and €40.00 in cash for every 5 Convertible Bonds. The initial consideration offered by Mittal Steel in the Secondary Offers was €28.21 in cash for each Arcelor share or Arcelor ADS, or 16 Mittal Steel class A common shares for every 15 Arcelor shares or Arcelor ADSs.

On February 10, 2006, Mr. Lakshmi Mittal called Mr. Joseph Kinsch, Chairman of the Arcelor Board of Directors, to suggest a meeting to discuss the proposed combination of Mittal Steel and Arcelor. Mr. Kinsch wrote to Mr. Lakshmi Mittal on February 17, 2006 to decline this request, stating that a meeting on the proposed topic would serve no practical purpose.

On April 19, 2006, Mr. Mittal telephoned Mr. Kinsch stating Mittal Steel’s desire to engage in friendly discussions and to seek a meeting. Mr. Mittal also indicated a willingness to revise Mittal Steel’s proposal in return for a recommendation.

On April 21, 2006, Mr. Kinsch sent Mr. Mittal an e-mail requesting a written proposal as a prerequisite to any meeting. Mr. Kinsch requested that such a proposal include a summary of the main elements relating to valuation, corporate governance, industrial plan, business plan, social plan and customer policy.

On April 27, 2006, Mr. Mittal called Mr. Kinsch to inform him that in the interest of maintaining the momentum created by their recent contacts and fostering an amicable merger, Mittal Steel would accede to his request to provide a written proposal. Mr. Mittal requested a meeting shortly following Mr. Kinsch’s receipt and review of the written proposal.

On April 28, 2006, Mr. Mittal sent Mr. Kinsch a detailed letter addressing the areas raised by Mr. Kinsch in his e-mail. The letter reiterated that, in the context of a recommended transaction, Mittal Steel would be prepared to offer significant corporate governance changes, including the introduction of a single class of Mittal Steel shares, and to revise the terms of its offer.

Along with the letter, Mr. Mittal also sent Mr. Kinsch the following documents: Mittal Steel’s full industrial plan for the merger setting out in detail its intentions for the integration of the two companies; a detailed review of its social commitments globally; and a customer relationship policy statement.

The April 28, 2006 letter included the following specific corporate governance improvements proposed in the context of an offer that would be recommended by the Arcelor Board of Directors:

•	Board Composition: enlargement of Mittal Steel’s Board of Directors to 14 members of which a majority would be independent directors. Of the total directors, six would be selected by Mittal Steel, six would be selected by Arcelor (including employee and Luxembourg government representatives) and two would be mutually agreed by Mittal Steel and Arcelor. The latter two directors, who would be among the independent directors, would be of European industrial background to reinforce the European representation on the Board. The existing three Board committees—Audit, Nomination and Remuneration—would be maintained.

•	Nomination Procedure and Term of Office for Directors: the existing right of holders of Class B common shares to make a binding nomination for appointments to the Mittal Steel Board of Directors would be rescinded. Instead, directors would be elected by the general meeting of the shareholders, by a simple majority of the votes of all shareholders present or represented at the meeting, for a three-year term.

•	Voting Rights: a voting structure would be implemented that satisfies two objectives: (i) a one share-one vote principle for all shareholders, and (ii) rewarding long-term shareholder ownership and loyalty through enhanced voting power. The letter indicated that the latter objective could be accomplished, for example, through the adoption of a structure in which shares held for a certain period of time would become entitled to double voting rights.

•	Management Board: six-person Management Board comprised of three representatives of each of Mittal Steel and Arcelor.

The April 28, 2006 letter further stated that in the context of a recommended transaction, Mittal Steel was prepared to revise the value of its offer. The letter specified that the extent of such revision would depend on the nature and extent of other changes to Mittal Steel’s overall proposal and, hence, on Mittal Steel’s ability to enter into discussions with representatives of the Board of Directors of Arcelor. The letter noted in this context that Mittal Steel’s offer had already created significant value for the shareholders of both companies.

Mr. Kinsch responded to Mittal Steel’s proposal in writing on May 4, 2006. While not ruling out the possibility of discussions between the two companies under appropriate circumstances, Mr. Kinsch stated that Arcelor’s Board of Directors and management continue to believe that Mittal Steel’s offer is wholly inadequate. Mr. Kinsch stated specifically that the Board and management had significant concerns relating to the valuation of Mittal Steel’s shares, questioned the merits of the proposed combination and considered that Mittal Steel’s industrial plan does not contain the specific elements of a business plan nor does it justify the strategic logic of a combination. Furthermore, Mr. Kinsch specifically conditioned any meeting on the prior receipt and detailed review by Arcelor of Mittal Steel’s business plan.

Mr. Mittal sent a letter in response to Mr. Kinsch on May 8, 2006, which again addressed Mr. Kinsch’s stated concerns. Mr. Mittal reiterated Mittal Steel’s desire to pursue the proposed combination between the two companies in an agreed and amicable way. Mr. Mittal stated that he regretted the fact that, after several attempts to engage and have a proper discussion with Arcelor, Mittal Steel had not made meaningful progress. Mr. Mittal then addressed various points relating to Mittal Steel’s offer that Mr. Kinsch had made in his letter and that Arcelor representatives had made in public statements.

First, as to concerns relating to the potential for value creation from the proposed combination, the letter stated Mittal Steel’s belief that that it is very significant and that the positive market reaction consistently observed since the announcement of its proposal attests to this. The letter also noted Mittal Steel’s belief that the combined group’s value creation potential significantly exceeds that of Arcelor on a stand-alone basis.

Second, regarding corporate governance, Mr. Mittal noted that the April 28, 2006 letter had contained significant concessions in the context of a friendly transaction. Mr. Mittal further stated that Mittal Steel’s proposals in this area were consistent with a “merger of equals,” notwithstanding the significant premium offered to Arcelor shareholders.

Third, as to concerns relating to the valuation of the Mittal Steel shares, especially in comparison with the Arcelor shares, the letter noted that Mittal Steel is a large, global company listed on the NYSE and Euronext Amsterdam whose shares are widely followed by the investor and research analyst communities.

Fourth, as to Arcelor’s assessment that the proposed combination lacks industrial logic, the letter stated that Mittal Steel, along with a very broad range of market participants and industry experts, holds a clear contrary view. With respect to Arcelor’s request for Mittal Steel’s business plan, Mr. Mittal stated that sharing such material in the current context would raise significant regulatory issues, including from a competition standpoint. The letter also stated that in the context of large scale public company combinations or mergers in Europe, the level of detail and disclosure provided by Mittal Steel in support of the business and industrial logic and plan for the proposed combination is unprecedented.

Fifth, as to the characterization of Mittal Steel’s offer as wholly inadequate, Mr. Mittal stated Mittal Steel’s strong disagreement. The letter noted in this regard that the value of Mittal Steel’s offer currently stands at close to a 50% premium to the Arcelor share price on the eve of the announcement of Mittal Steel’s bid, which itself was at an all-time high.

Finally, Mr. Mittal reiterated that Mittal Steel would be prepared to revise its offer in the context of a friendly transaction that would be supported by a recommendation of Arcelor’s Board of Directors. Mr. Mittal specified that Mittal Steel’s initiative to engage Arcelor in discussions reflected its preference for a friendly transaction, and did not in any way reflect any notion that its offer undervalues Arcelor. Mr. Mittal stated that Mittal Steel did not intend to revise the offer absent such a recommendation of Arcelor’s Board of Directors.

Prior to sending the May 8, 2006 letter to Mr. Kinsch and after the close of markets in Europe, Mr. Mittal placed a courtesy call to Mr. Kinsch informing him that he would soon be receiving the letter and that, in compliance with regulatory requirements, Mittal Steel would be issuing a press release on May 9, 2006 regarding their exchange of correspondence. Shortly after Mr. Mittal’s call, Mr. Kinsch responded by e-mail to reiterate Arcelor’s view that receipt of Mittal Steel’s business plan was a prerequisite to discussions, and Arcelor issued a press release overnight providing its views on the exchange of correspondence.

On May 10, 2006, Mr. Kinsch wrote to Mr. Mittal to renew Arcelor’s request to receive Mittal Steel’s business plan as a condition to a meeting with Mittal Steel. Mr. Kinsch also reiterated that Arcelor’s Board of Directors and management believe that Mittal Steel’s offer undervalues Arcelor and question the strategic logic of a combination of Arcelor and Mittal Steel.

On May 16, 2006, Mr. Mittal wrote to Mr. Kinsch to offer to provide Arcelor with Mittal Steel’s business plan under an agreed legal framework. Mr. Mittal also reiterated Mittal Steel’s stated willingness to revise its offer in the context of a recommended transaction.

On May 18, 2006, the European Offer was commenced in Luxembourg, France and Belgium.

On May 19, 2006, Mittal Steel’s Board of Directors met (by conference call) and approved revisions to the Offer, including certain of the corporate governance aspects previously included in the April 28th letter and May 8th press release noted above and improved financial terms, as well as the revised financing arrangements for the Offer. On May 19, 2006, Mittal Steel issued a press release announcing the revised Offer. The revised consideration (subject to adjustment following certain actions by Arcelor) offered by Mittal Steel in the Primary Offer was 1 Mittal Steel class A common share and €11.10 in cash for each Arcelor share or Arcelor ADS, and 1 Mittal Steel class A common share and €12.12 in cash for each Convertible Bond. The revised consideration in the Secondary Offers was €37.74 in cash for each Arcelor share or Arcelor ADS, or 17 Mittal Steel class A common shares for every 12 Arcelor shares or ADSs.

On May 21, 2006, Arcelor’s Board of Directors met to consider, among other things, Mittal Steel’s revised Offer. Arcelor then issued a press release stating that the Board would examine the contents of the revised Offer following regulatory approval of the Offer document, and stating the Board’s wish to examine Mittal Steel’s business plan.

On May 22, 2006, Mr. Mittal sent Mr. Kinsch a confidentiality letter as a basis for further information sharing and discussions. On May 23, 2006, Mr. Kinsch sent Mr. Mittal a draft confidentiality agreement and noted in the cover letter some “critical points” that needed to be reflected.

On May 23, 2006, Mr. Mittal wrote to Mr. Kinsch to inform him that Mittal Steel would be providing Arcelor with its business plan subject to the signature of the confidentiality agreement, and that a summary of it would be published and included in investor presentations.

On May 24, 2006, Mr. Mittal tried to reach Mr. Kinsch by phone and e-mail to discuss the timing of the sharing of the business plan.

On May 24, 2006, the European Offer was commenced in Spain.

On May 26, 2006, Mr. Kinsch sent Mr. Mittal an e-mail saying that he had received his e-mail the day before, which was a holiday in Luxembourg, and informing him that Arcelor’s Board of Directors had approved a strategic transaction the day before (see “Summary—Arcelor Agreement Regarding Severstal”). He also noted his understanding that the confidentiality agreement had been agreed by the legal advisors.

On May 29, 2006, Arcelor paid its announced dividend of €1.85 per share, which triggered the announced adjustment mechanisms to the Offer consideration. As a result of the payment of the €1.85-per-share dividend, the consideration for the Primary Offer was adjusted to 1 Mittal Steel class A common share and €10.05 in cash for each Arcelor share or Arcelor ADS tendered, and 1 Mittal Steel class A common share and €12.92 in cash for each Convertible Bond. The consideration for the Secondary Offers was adjusted to €36.69 in cash for each Arcelor share or Arcelor ADS, or 1.3773 Mittal Steel class A common shares for each Arcelor share or Arcelor ADS.

On May 31, 2006, a supplement to the European information document relating to Mittal Steel’s revised offer announced on May 19, 2006 was approved by the European Regulators, and a supplement to the European share prospectus also relating to the revised offer was approved by the Dutch Autoriteit Financiële Markten (the “AFM”). In connection with this approval, the initial acceptance period for the European Offer, originally scheduled to end on June 29, 2006, was extended to end on July 5, 2006.

On June 2, 2006, Mr. Mittal wrote to Mr. Kinsch and enclosed the following documents: (i) a signed Confidentiality Agreement; (ii) Mittal Steel’s 2008 business plan; (iii) a presentation summarizing the value proposition of a Mittal Steel/Arcelor combination and comparing it with that of an Arcelor/Severstal combination; and (iv) updated guidance for Mittal Steel’s 2006 results. In the letter itself, Mr. Mittal opened by stating Mittal Steel’s continued commitment to its proposed combination with Arcelor notwithstanding Arcelor’s announcement of the proposed transaction with Severstal, and his belief that Mittal Steel’s revised proposal is in the long term interest of the steel industry. He then outlined modifications and additions to Mittal Steel’s proposal with respect to corporate governance in the context of a transaction that would be recommended by Arcelor’s Board of Directors, further to those set out in his letter of April 28, 2006 summarized above. Mr. Mittal specified that these changes were designed to ensure that the combination would preserve and promote the Arcelor business model. Specifically, in the context of a recommended transaction:

Board Composition: the Board of Directors would have 18 members, all of whom would be non-executive directors, a majority of whom would be independent, and six of whom would be selected by Mittal Steel. No director would have a casting vote.

Board Committees: A Strategic Committee, whose ambit would be to approve all strategic decisions, would be added alongside the existing Audit, Nomination and Remuneration Committees. It would be composed of four members, two proposed by Mittal Steel and two by Arcelor, and would act by simple majority.

Management Board: The executive management team of the combined group would include all of the current members of Arcelor’s Management Board, as supplemented by Mittal Steel executives.

Voting Rights: The Mittal family would commit to vote its shares in accordance with the recommendations of the Board of Directors.

Lock-up/Standstill: The Mittal family would be restricted from selling shares for five years from closing, except for sales not in excess of 5% of their shareholdings starting two years from closing. The Mittal family would also commit not to purchase additional shares for four years.

Mr. Mittal then summarized the highlights of Mittal Steel’s 2008 Business Plan, the contents of which are subject to the provisions of the Confidentiality Agreement attached to the letter.

Mr. Mittal then stated Mittal Steel’s view that the combination of Arcelor and Mittal Steel is “vastly superior” to a combination of Arcelor and Severstal from an industrial and financial point of view, and cited two principal reasons for this view: (i) Mittal Steel is a better company than Severstal and a better partner for Arcelor resulting in a superior, industry-transforming combination and (ii) Mittal Steel’s proposal offers more value to Arcelor shareholders than the transaction with Severstal. Mr. Mittal summarized the first prong as follows:

•	Mittal Steel is the number one steel producer with production of 63 million tonnes while Severstal is the number 15 producer (17 million tonnes). The combination of Mittal Steel and Arcelor would create the undisputed leader in the steel industry, three times the size of the second player.

•	Mittal Steel is a global player with a geographically well balanced portfolio of assets (41.7% of sales in America, 32.7% in Europe and 25.7% in Asia and Africa) compared to Severstal which has a majority of its assets in Russia.

•	Mittal Steel has unparalleled regional leadership in the key regions in the world. Mittal Steel is number 1 in North America, number 1 in Africa, number 2 in CIS and number 1 in Eastern Europe. Severstal is only number 4 in CIS, its home market, and number 5 in North America.

•	Mittal Steel’s high value added assets in North America are far superior to Severstal’s assets. For example, Mittal Steel is the clear leader in automotive in North America.

•	Mittal Steel is the fifth largest iron ore producer globally (36 million tonnes in 2005) compared to Severstal, which is a local producer (12 million tonnes) and whose mines are located far from its steel plants.

•	Mittal Steel has a market capitalization of US$23bn, is listed on the NYSE and Euronext Amsterdam, and has a public float of almost US$3bn. Severstal is listed only in Moscow, has a market capitalization of US$8bn and a float of less than US$400m.

•	Mittal Steel prepares and publishes its financial statements in both US GAAP and IFRS, and its periodic reports are filed with the US SEC and the Dutch AFM. Severstal’s financial statements prepared under IFRS cover only part of its business. The accounts of its mining assets are prepared only in Russian GAAP and those of its Italian subsidiary (Lucchini) are prepared only in Italian GAAP.

Mr. Mittal then provided details supporting the second statement noted above as to the superior value to Arcelor shareholders from a combination with Mittal Steel rather than Severstal. These included summary analyses based on various valuation criteria, including valuation multiples, consensus research target prices, applying the same price/earnings ratio to Mittal Steel/Arcelor as that applied by Arcelor to its proposed combination with Severstal, valuation of synergies, and valuation of Mittal Steel’s business plan. Under all of the valuation methodologies used and including after applying a series of different assumptions, the value of the Arcelor share is significantly greater in the context of a combination with Mittal Steel than in a combination with Severstal.

Mr. Mittal concluded that now that Arcelor had received Mittal Steel’s business plan, he looked forward to meeting with Mr. Kinsch quickly in order to make progress toward a friendly and recommended transaction.

On June 6, 2006, Mr. Kinsch wrote to Mr. Lakshmi Mittal to acknowledge receipt of the June 2nd letter and its enclosures. Mr. Kinsch said that, while Arcelor management continued to review the Mittal Steel business plan and financial forecasts, it was clear that they would have a number of important questions regarding the business plan. He proposed a meeting between Arcelor and Mittal Steel working groups so that these questions could be raised directly.

On June 7, 2006, Mittal Steel launched the Offer in the United States, with the consideration listed in the European Information Document Supplement of May 31, 2006. The consideration offered by Mittal Steel in the Primary Offer was 1 Mittal Steel class A common share and €10.05 in cash for each Arcelor share or Arcelor ADS, and 1 Mittal Steel class A common share and €12.92 in cash for each Convertible Bond. The consideration in the Secondary Offers was €36.69 in cash for each Arcelor share or Arcelor ADS, or 1.3773 Mittal Steel class A common shares for each Arcelor share or ADS.

On June 8, 2006, Messrs. Aditya Mittal and Bill Scotting of Mittal Steel met Messrs. Roland Junck and Arnaud Poupart-Lafarge of Arcelor to discuss and clarify questions pertaining to the business plan submitted to Arcelor by Mr. Lakshmi Mittal on June 2, 2006.

On June 10, 2006, Mr. Lakshmi Mittal wrote to the Board of Directors of Arcelor for the attention of Mr. Kinsch to provide clarification of specific points regarding Mittal Steel’s business plan raised by Arcelor’s representatives at the meeting held on June 8, 2006.

On June 13, 2006, Messrs. Aditya Mittal, Bill Scotting and Sjoerd de Vries of Mittal Steel met with Messrs. Michel Wurth, Gonzalo Urquijo and Roland Junck of Arcelor, who had been mandated by Arcelor’s Board of Directors to review the Mittal Steel proposal in further detail and to seek potential improvements to Mittal Steel’s Offer. They discussed the business models of the two companies, potential for synergies and the process for taking the discussions forward. They agreed to meet again on June 15, 2006 to continue the discussions.

On June 15, 2006, Messrs. Aditya Mittal, Bill Scotting and Sjoerd de Vries again met with Messrs. Michel Wurth, Gonzalo Urquijo and Roland Junck to discuss issues of valuation, synergies, organization and governance, as well as to discuss further how to advance discussions between the parties.

On June 16, 2006, Mr. Aditya Mittal met with Mr. Gonzalo Urquijo to further discuss valuation issues. Concurrently, Messrs. Bill Scotting, Sjoerd de Vries and David Clarke met with Messrs. Roland Junck and Arnaud Poupart-Lafarge to review, compare and contrast assumptions underlying synergy estimates.

In light of the progress made in the course of the meetings over the prior week, the meeting schedule intensified starting on June 19 with the involvement of the legal advisors of Mittal Steel and Arcelor.

On June 19, 2006, Messrs. Aditya Mittal and Sjoerd de Vries met with Messrs. Michel Wurth and Gonzalo Urquijo to further discuss issues pertaining to valuation and governance. Concurrently, Messrs. Bill Scotting and David Clarke met with Messrs. Roland Junck and Arnaud Poupart-Lafarge to discuss the convergence of the business models of the two companies.

On June 20, 2006, Messrs. Bill Scotting and David Clarke again met Messrs. Roland Junck and Arnaud Poupart-Lafarge to discuss convergence of the business models and to prepare an outline of the proposed industrial principles for a combined organization.

In parallel, from June 19, 2006 through June 21, 2006, the Mittal Steel and Arcelor representatives along with their respective legal advisors initiated discussions and negotiation of a memorandum of understanding pursuant to which Mittal Steel would agree to modify the terms of its outstanding offer, the Arcelor Board of Directors and management would agree to recommend acceptance of such revised offer and the Controlling Shareholder would agree to certain undertakings regarding the governance of the combined Arcelor - Mittal Steel group.

On June 21, 2006, Messrs. Lakshmi and Aditya Mittal met Messrs. Kinsch and Urquijo to discuss outstanding issues and decided that the process was sufficiently promising to pursue the negotiations.

From June 22 through June 25, Messrs. Aditya Mittal, Michel Wurth and Gonzalo Urquijo and the parties’ respective legal advisors continued their discussions towards the finalization of the Memorandum of Understanding.

On June 25, 2006, prior to the scheduled meeting of Arcelor’s Board of Directors, representatives of Mittal Steel and Arcelor finalized the terms of the Memorandum of Understanding to be presented to the respective Boards of Directors of Arcelor and Mittal Steel.

On June 25, 2006, Mittal Steel’s Board of Directors met and approved the revised terms of the Offer and the entry into the Memorandum of Understanding.

On June 25, 2006, Arcelor’s Board of Directors unanimously approved the entry into the Memorandum of Understanding and recommended that Arcelor shareholders and Convertible Bond holders accept Mittal Steel’s improved Offer. Arcelor, Mittal Steel and the Controlling Shareholder signed the Memorandum of Understanding immediately thereafter.

On June 25, 2006 Mittal Steel and Arcelor issued press releases announcing the revised Offer and the signature of the Memorandum of Understanding.

Position of Arcelor

On January 29, 2006, Arcelor’s supervisory board rejected the Offer as initially announced. On May 21, 2006, Arcelor’s Board of Directors announced that it would review Mittal Steel’s revised offer announced on May 19, 2006 after its formal approval by applicable regulators and its receipt of Mittal Steel’s business plan, and reiterated its mandate to the Management Board to present it with all options that are in the interest of all shareholders. On June 12, 2006, Arcelor’s Board of Directors announced that it had unanimously rejected Mittal Steel’s revised Offer and that it had mandated the Management Board to meet with Mittal Steel to review its proposal to further improve its Offer. On June 25, 2006, the Board of Directors of Arcelor unanimously recommended that Arcelor securityholders accept the Offer and tender their securities pursuant to the Offer. Arcelor is expected to publish a document in response to Mittal Steel’s offer in the coming days, which will state more fully the Board of Directors’ views. This document will be available on Arcelor’s website at www.arcelor.com.

Agreement between Mittal Steel and ThyssenKrupp regarding Dofasco

On January 24, 2006, Dofasco and Arcelor signed an agreement whereby Dofasco agreed to support Arcelor’s previously announced all-cash offer to acquire all of Dofasco’s outstanding common shares for C$71.00 per common share or total consideration of approximately C$5.6 billion. On February 20, 2006, Arcelor purchased 88.38% of Dofasco’s common shares and extended its offer to March 7, 2006. On February 21, 2006, a majority of Arcelor designees were elected to the Dofasco board of directors. On March 7, 2006, Arcelor increased its holdings to about 98.5% of the outstanding common shares of Dofasco. Mittal Steel understands that Arcelor is in the process of acquiring the remaining shares through a compulsory acquisition procedure under Canadian law, the results of which have not yet been announced.

Given its existing extensive and well-positioned North American operations, Mittal Steel believed that the inclusion of Dofasco within the Group would be redundant and would thus not make strategic sense. Accordingly, on January 24, 2006, Mr. Lakshmi Mittal contacted Dr. Ekkehard Schulz, Chairman of the Executive Board of ThyssenKrupp, to discuss the possible acquisition of Dofasco by ThyssenKrupp following a successful offer by Mittal Steel for Arcelor. On January 26, 2006, Mittal Steel agreed with ThyssenKrupp that, if Mittal Steel acquires a controlling interest in Arcelor, Mittal Steel will cause Arcelor to sell ThyssenKrupp all of the Dofasco stock then held by Arcelor at a price equal to the euro equivalent of C$68.00 per share, subject to the receipt of necessary regulatory approvals and the absence of certain material adverse changes in Dofasco between January 26, and the date of transfer to ThyssenKrupp. The agreed sale price is the amount of the last bid by ThyssenKrupp for Dofasco in the competitive bidding process that resulted in Arcelor’s acquisition of Dofasco. The purchase price is subject to adjustment for changes in net financial debt and net working capital between the acquisition of Dofasco by Arcelor and the resale to ThyssenKrupp. Upon completion of the sale of Dofasco to ThyssenKrupp, Mittal Steel will compensate Arcelor for the difference between the aggregate price paid by Arcelor for Dofasco and the resale price to ThyssenKrupp, approximately C$235 million, minus any Dofasco earnings received by Arcelor. The compensation will be made at the time of sale to ThyssenKrupp. The precise means of compensation will be determined in light of circumstances prevailing at the time, including tax considerations, but will clearly deliver the requisite value to Arcelor. Assuming that Arcelor is consolidated for financial accounting purposes, such compensation should have no impact on our consolidated financial statements, except perhaps to the extent of any remaining minority interests in Arcelor. Mittal Steel plans to use the proceeds of the sale of Dofasco to repay debt incurred by Arcelor to finance its acquisition of Dofasco, to replenish cash balances depleted for that purpose, and/or for general corporate purposes. If the sale of Dofasco to ThyssenKrupp is not completed by April 26, 2007, either party will have the right to terminate the agreement.

On April 4, 2006, Arcelor announced that it had transferred its Dofasco holdings to S3, an independent Dutch foundation, in order to prevent any sale of Dofasco for five years, unless S3’s board of directors decides to dissolve S3 earlier. Arcelor’s announcement further indicated that Arcelor retained “all decision-making power and all economic interest relating to Dofasco, with the exception of any decision to sell Dofasco.” Since Arcelor has thus far refused to make all material terms of S3 public, it is impossible to fully evaluate the circumstances in which Dofasco might be sold before the end of five years. As more is learned about S3 and the circumstances of its formation, Mittal Steel intends to seek ways to dissolve S3 or otherwise to render interests in Dofasco transferable to ThyssenKrupp. At present, due to the unavailability of all material terms of S3, Mittal Steel is unable to form a clear view as to whether or precisely how these objectives might be achieved.

In the Memorandum of Understanding, the Parties were unable to reach agreement as to the retention or disposal of Dofasco. (See “Memorandum of Understanding between Mittal Steel and Arcelor—Dofasco.”) They agreed that, if the revised Offer is consummated, Mittal Steel will once again submit the question of Dofasco to Arceor’s new Board of Directors for consideration and decision solely in light of the corporate interest of Arcelor.

Mittal Steel remains firmly committed to compliance with its agreements with the U.S. Department of Justice and with ThyssenKrupp. Although there can be no assurance, Mittal Steel believes that, when the new Arcelor Board of Directors (which shortly following settlement of the Offer will have the same composition as Mittal Steel’s Board of Directors) considers all of the circumstances, including these agreements, it will conclude that sale of Dofasco is in the corporate interest of Arcelor. In any event, however, Mittal Steel believes that, if it acquires a majority of the shares of Arcelor and if the Department of Justice decides that an antitrust remedy is necessary, (1) the agreement with the Department of Justice will apply to Arcelor and any successor Company, and (2) Arcelor will have to comply with the agreements to divest Dofasco, including by using its best efforts to cause the dissolution of S3.

If S3 cannot in fact be dissolved within five years and if it prevents consummation of the sale of Dofasco to ThyssenKrupp (or any other buyer), Mittal Steel will manage Dofasco as effectively as possible within the context of S3. In this case, some antitrust issues may arise in the United States and Canada as a result of Mittal Steel’s existing North American operations. Mittal Steel has agreed with the U.S. Department of Justice that, if asserted by the relevant authorities, any such antitrust issues can be satisfactorily resolved by the disposition of an alternative Mittal Steel asset. Mittal Steel currently expects that consideration of such issues by the relevant authorities will be completed before the end of the Offer period. Mittal Steel also expects that any necessary disposition of such alternative asset would not be material and would have no adverse effect on Mittal Steel’s sales or operations, particularly in light of the related retention of Dofasco.

Further, an inability to consummate the sale of Dofasco to ThyssenKrupp would mean that the prospective sales proceeds of approximately €3.75 billion would not be available to reduce indebtedness or for other corporate purposes. While Mittal Steel had planned to sell Dofasco and to use the proceeds to reduce indebtedness, Mittal Steel does not anticipate any adverse effect from an inability to do so, particularly in light of the economic benefits of continuing ownership of Dofasco. No Mittal Steel financing is contingent upon or requires the sale of Dofasco, and Mittal Steel has adequate financial resources to retain Dofasco permanently if need be.

In the event that Dofasco can be sold but, for any reason, the resale to ThyssenKrupp is not consummated as planned, Mittal Steel will evaluate all available options at the time, including the sale of all of Dofasco to a single, alternative buyer, the sale of different parts of Dofasco to multiple buyers and the possible retention of all or certain parts of Dofasco.

Conduct of the Offer

The U.S. Offer and the European Offer; Documentation

Mittal Steel is offering to acquire the Arcelor securities described in “—Terms and Conditions of the Offer—Offer Scope and Consideration—Securities Covered by the Offer” through two separate offers:

•	the U.S. Offer, open to all holders of Arcelor shares and Convertible Bonds who are U.S. holders (within the meaning of Rule 14d-1(d) of the Exchange Act) and to all holders of Arcelor ADSs, wherever located; and

•	the European Offer, open to (i) holders of Arcelor shares and Convertible Bonds who are located in Belgium, France, Luxembourg and Spain and (ii) holders of Arcelor shares and Convertible Bonds who are located outside of Belguim, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent that such holders may participate in the European Offer pursuant to applicable local laws and regulations.

The U.S. Offer and the European Offer have identical terms and conditions other than the date of commencement and the duration of the initial acceptance period (see “—Terms and Conditions of the Offer—Expiration Date”). However, holders of Arcelor shares and Convertible Bonds located in the United States, and holders of Arcelor ADSs, wherever located, do not have the right to tender their Arcelor securities in the European Offer, and holders of Arcelor shares and Convertible Bonds who are not located in the United States do not have the right to tender their Arcelor shares or Convertible Bonds in the U.S. Offer. The U.S. Offer is being made using this prospectus. The European Offer is being made using a European offer document (consisting of an information document and a share prospectus, as supplemented).

The European Offer is not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States. Copies of the offer documentation being used in the European Offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States.

The distribution of this prospectus and the making of the U.S. Offer may, in some jurisdictions, be restricted by law. This prospectus has not been approved by the AMF, the CBFA, the CSSF or the CNMV. Accordingly, this prospectus may not be used to make offers or sales in France, Belgium, Luxembourg or Spain in connection with the U.S. Offer or the European Offer. The U.S. Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.

Applicable Rules; Differences from U.S. Requirements

Because Mittal Steel is making the Offer by means of the U.S. Offer and the European Offer, it intends to conduct the Offer in compliance with the applicable regulatory requirements in the jurisdictions in which Arcelor’s securities are listed (Belgium, France (Arcelor’s primary trading market), Luxembourg (also Arcelor’s jurisdiction of incorporation) and Spain) (all such requirements together, the “European requirements”), as well as in compliance with the applicable requirements of the U.S. tender offer rules (namely, Regulation 14E under the Exchange Act), for which an exemption is unavailable. The European Regulators have coordinated with each other to determine which European requirements to apply to the European Offer. In general, we are, with the authorization of the European Regulators, following the most “stringent” of the applicable European requirements in structuring the European Offer. Therefore, to the extent there is a conflict between certain of the otherwise applicable European requirements, for purposes of the European Offer, the relevant European Regulators have determined which rule we should follow and are allowing a derogation from any rules that conflict with such determination.

The European requirements and procedures authorized by the European Regulators for application to the European Offer conflict with our ability to comply with Rules 14e-1(c) and 14e-1(d) promulgated under the Exchange Act with respect to the U.S. Offer, since we intend to follow the same procedures in the European Offer and the U.S. Offer. We are relying on the “Tier II” exemption with respect to such rules.

In determining that the “Tier II exemption” applies to the Offer, Mittal Steel relied generally on the presumption set forth in Instruction 3 to Rules 14d-1(c) and (d) promulgated under the Exchange Act. In particular, Mittal Steel relied on the fact that the Offer is being made on an unsolicited basis (Instruction 3.i); the aggregate trading volume of Arcelor ADSs on the over-the-counter market as reported to the NASD, over the 12-calendar-month period ending May 8, 2006 (the date which was 30 days before the commencement of the U.S. Offer on June 7, 2006), was approximately 0.6% of the worldwide aggregate trading volume of Arcelor common stock over the same period (Instruction 3.ii); there is no U.S. market for Arcelor Convertible Bonds (Instruction 3.ii); and Arcelor’s latest annual report does not indicate the percentage of Arcelor shares or Convertible Bonds held by U.S. holders (Instruction 3.iii).

In connection with structuring and evaluating its unsolicited offer, however, Mittal Steel gathered certain information from market sources concerning ownership of Arcelor shares and Convertible Bonds that may be relevant to its assessment of the availability of Tier I and/or Tier II relief in accordance with Instruction 3.iv to Rules 14d-1(c) and (d). Based on the available information, Mittal Steel has reason to believe that U.S. holders held at the time of the calculation no more than 10 percent of Arcelor Convertible Bonds and that U.S. holders held at the time of the calculation no more than 16.6 percent (and possibly as little as 9.5 percent) of Arcelor shares. The U.S. Offer qualifies for the “Tier II” exemption if less than 40% of the Arcelor securities in question are held by U.S. holders.

Rule 14e-1(c) under the Exchange Act provides that a person who makes a tender offer may not fail to pay the consideration offered or return the securities deposited by or on behalf of securityholders promptly after the termination or withdrawal of the tender offer. Under the Tier II exemption in Rule 14d-1(d)(2)(iv), payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c). Mittal Steel plans to pay for Arcelor securities tendered in the U.S. Offer or return the Arcelor securities deposited in accordance with the timetable adopted by the European Regulators for the European Offer. Because of the complexities of the centralization process and other payment procedures in place, the final results of the Offer are not expected to be announced until approximately nine Business Days after the expiration of the Offer and determination of whether the Minimum Tender Condition has been satisfied will not be known until such date. Moreover, payment is not expected to be made until approximately four Business Days after such determination (thirteen Business Days after expiration of the Offer, assuming satisfaction of the Minimum Tender Condition).

In addition, the Offer may be withdrawn altogether up until the settlement date of the Offer upon the occurrence of certain events outside the control of Mittal Steel discussed in detail in “Risk Factors—Risks Related to the Offer—In certain limited circumstances, Mittal Steel has the right to withdraw and terminate the Offer at any time until the settlement date of the Offer, including during the period between the end of the initial acceptance period and the settlement date. In this case, the value of Arcelor securities may decrease during the period between your tender of such securities in the Offer and the return of such securities to you” and “—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer.”

Rule 14e-1(d) under the Exchange Act, among other things, prohibits a person making a tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which includes disclosure of the approximate number of securities deposited to date and which must be issued by 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the offer. Under the Tier II exemption in Rule 14d-1(d)(2)(iii), notices of extensions made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(d). Mittal Steel plans to announce extensions of the Offer, if any, in the same way for all Arcelor securities subject to the Offer—that is to include the information it will have about tenders of Arcelor ADSs to date and any information it may have about tenders of Arcelor shares or Convertible Bonds to date to the extent permitted by the European Regulators. It is likely that Mittal Steel will not have accurate information about the approximate aggregate number of Arcelor shares or Convertible Bonds tendered in the Offer at the time of any extension of the initial acceptance period of the Offer due to the manner in which the global centralizing process will work.

SEC Relief

Certain financial advisors of Mittal Steel, including Goldman Sachs International, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, HSBC Bank plc and Société Générale (the “Financial Advisors”), applied to the SEC for exemptive relief from the provisions of Rule 14e-5 under the Exchange Act (“Rule 14e-5”). The SEC granted the requested relief on May 5, 2006. Rule 14e-5, among other things, prohibits a person making a cash tender offer or exchange offer for an equity security, as well as any advisors to such person whose compensation is dependent on such offer’s outcome, from purchasing, directly or indirectly, or making any arrangement to purchase such security or any related security except pursuant to such tender offer or exchange offer. The relief granted to the Financial Advisors permits them, as well as their affiliates and separately identifiable departments, to engage in certain trading activities involving Arcelor shares and various related derivative securities (collectively, the “Arcelor Related Securities”) in the ordinary course of their businesses, none of which will be undertaken for the purpose of facilitating the Offer. Relief is subject to the following conditions, among other things: (i) any trading activities will be conducted outside the United States; (ii) no purchases or arrangements to purchase Arcelor Related Securities, otherwise than pursuant to the Offer, will be made directly or indirectly on behalf of Mittal Steel; (iii) all purchases of the Arcelor Related Securities by the Financial Advisors during the Offer will be effected in the ordinary course of business and in compliance with applicable local laws and regulations; (iv) if a purchase outside the Offer is not allowed in any of Belgium, France, Luxembourg and Spain, it will not be conducted in any of the four jurisdictions, except to the extent that the relevant European Regulators, or relevant European regulation (i.e., the Belgian Takeover Decree, the Spanish Tender Offer Decree and all of the other laws, regulations and rules of Belgium, France, Luxembourg and Spain, including the rules of Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, and the Spanish Stock Exchanges, to the extent applied to the Offer by the European Regulators), permit the purchase outside the Offer to be conducted in the other relevant jurisdictions in which it is not prohibited; (v) the Offer documents will prominently disclose the possibility that the Financial Advisors may purchase Arcelor Related Securities outside the Offer; (vi) the Financial Advisors will disclose in the United States information regarding such purchases to the extent such information is made public in the relevant European jurisdictions; and (vii) the Financial Advisors will provide to the SEC, upon request, a daily schedule of all transactions in Arcelor Related Securities made by them or their affiliates and departments during the Offer, on a transaction-by-transaction basis, including the size, broker (if any), price and manner of such transaction. In addition, the Financial Advisors have agreed to comply with the relevant provisions of the U.K. City Code on Takeovers and Mergers applicable to U.K. exempt principal traders as if they were subject to such provisions, except that trades would be reported to the relevant local regulators instead of to the U.K. Takeover Panel.

In addition, Mittal Steel has sought and received from the SEC exemptive relief confirming that the conduct of the European Offer concurrently with the U.S. Offer would not conflict with the requirements of Rule 14e-5 under the Exchange Act.

Terms and Conditions of the Offer

Offer Scope and Consideration

Securities Covered by the Offer

Subject to the terms and conditions of the Offer set forth herein and the statements under “—Conduct of the Offer—The U.S. Offer and the European Offer; Documentation,” Mittal Steel hereby irrevocably offers to acquire all of the shares and Convertible Bonds of Arcelor that were issued and outstanding at February 6, 2006 (the date of first filing of the Offer with the European Regulators), namely (and based on publicly available Arcelor information):

•	all issued Arcelor shares (excluding 19,771,296 Arcelor shares held as treasury shares (source: Arcelor 2005 Annual Report) that Arcelor has undertaken in the Memorandum of Understanding not to tender in the Offer) as at February 6, 2006, i.e., 620,003,031 shares (source: Arcelor 2005 Annual Report);

•	all of the Arcelor 3% convertible bonds issued in June 2002 maturing on June 27, 2017 outstanding as at February 6, 2006 (the “Convertible Bonds”), i.e., 38,961,038 Convertible Bonds (source: Arcelor 2005 Annual Report);

•	all of the Arcelor shares that will be issued prior to the expiration of the initial acceptance period (or any subsequent offering period, as described in “—Subsequent Offering Period”) upon the conversion of Convertible Bonds, i.e., up to 41,999,999 shares (based on a conversion ratio of 1.078; on May 29, 2006, Arcelor paid a €1.85 dividend per share in respect of the 2005 fiscal year, upon which, as announced by Arcelor on April 14, 2006, the conversion/exchange ratio of the Convertible Bonds was modified from 1.027 to 1.078); and

•	all Arcelor shares that will be issued before the end of the initial acceptance period (or any subsequent offering period, as described in “—Subsequent Offering Period”) upon the exercise of Arcelor stock options granted prior to February 6, 2006 or in exchange for Usinor shares issued upon the exercise of Usinor stock options granted prior to February 6, 2006, i.e., up to 4,675,676 shares (source: Arcelor 2005 Annual Report).

In addition, Mittal Steel offers to acquire all outstanding Arcelor ADSs that represent any of the above securities. For the avoidance of doubt, the term “Arcelor shares,” as used in this prospectus, refers to both Arcelor shares and Arcelor ADSs, unless the context otherwise requires.

Holders of Arcelor stock options and of Usinor stock options granted prior to February 6, 2006 who wish to tender into the Offer must exercise their options (and with respect to Usinor stock options, exchange their Usinor shares for Arcelor shares), and the Arcelor shares must be credited to their accounts, prior to the expiration date of the initial acceptance period or of any subsequent offering period in order to be able to participate.

Mittal Steel undertakes not to repurchase any of its shares until the closing of the Offer. Mittal Steel has no current intention to make any material distributions of reserves or dividends or other securities issuances during the pendency of the Offer, with the exception of the distribution of dividends paid out of earnings. In the event that Mittal Steel decides to make a distribution and/or an issuance of securities, it will issue a press release informing the market of such transaction and of the main terms thereof in order to allow securityholders to factor such transaction into their determination of the value of the offered consideration.

For a description of the possible extension of the Offer to New Securities issued by Arcelor after February 6, 2006, see “—Issuance of New Securities” below.

Offer for Arcelor Shares

The Offer for Arcelor shares and Arcelor ADSs shall consist of the Primary Offer and the Secondary Offers, which form an integral part of one single offer.

The main reason for structuring the Offer with a Primary Offer and two Secondary Offers is to provide Arcelor securityholders with several options. Arcelor securityholders may elect to tender all or part of their Arcelor shares or Arcelor ADSs in any of the Primary and Secondary Offers, in exchange for cash, New Mittal Steel Shares or a mix of the two, depending on their economic and tax preference. The total amounts of cash and New Mittal Steel Shares offered as consideration are capped in order for Mittal Steel to calibrate the financing in advance and to limit the potential dilution of its existing shareholders.

Based on its understanding of previous takeover bids structured in the same manner as the Offer, Mittal Steel considers that the probability is low that an Arcelor securityholder tendering shares or Arcelor ADSs in the Secondary Cash Offer would receive only cash consideration.

The Mittal Steel class A common shares to be issued as consideration in the Offer are referred to herein as the “New Mittal Steel Shares.”

Tenders in Primary Offer or Secondary Offers

Arcelor shareholders may elect to tender their Arcelor shares or ADSs in any or all of the Primary Offer and the Secondary Offers. Tenders in the Secondary Offers are, however, subject to a pro-ration and allocation procedure, described in “—Pro-Ration and Allocation Procedures” below, that will ensure that in the aggregate the portion of the consideration paid in the European Offer and the U.S. Offer, on a combined basis, consisting of New Mittal Steel Shares (the “Share Portion of the Offer”) and the portion of the consideration paid in the European Offer and the U.S. Offer, on a combined basis, consisting of cash (the “Cash Portion of the Offer”) (excluding the effect of the treatment of fractional shares that would otherwise be issued), will be 68.9% and 31.1% respectively.

The Cash Portion of the Offer has been determined on the assumption that Mittal Steel would pay in cash 27.4% of the aggregate Offer consideration for all of the diluted issued share capital of Arcelor outstanding as of February 6, 2006, i.e., up to 624,678,707 shares (excluding shares held in treasury and shares that may be issued as a result of the exercise of stock subscription options as set forth in this section and excluding conversion of Convertible Bonds). In the event that Arcelor either (i) makes a Distribution (as defined below) to shareholders that is either paid or has a record date for payment before the settlement date of the Offer, or (ii) acquires Arcelor shares, directly or indirectly, by any means whatsoever, before the settlement date of the Offer, then the Cash Portion of the Offer shall correspondingly be reduced below 31.1%, in accordance with the provisions of paragraphs “—Primary Mixed Cash and Exchange Offer” and “—Secondary Cash and Exchange Offers” below. These adjustments are intended to ensure that the maximum amount of cash paid in the Offer for all Arcelor outstanding shares (including ADSs) does not exceed €7,839,717,773 (so that the maximum amount of cash paid for all Arcelor shares (including ADSs) and Convertible Bonds does not exceed €8.451 billion, as indicated in “—Maximum Cash Payable” below) after taking into account the amounts of cash disbursed by Arcelor in Distributions and/or share repurchases, so as to neutralize the overall cash impact of such Distributions and/or share repurchases for the Group. Arcelor shareholders will receive the same amount of cash as initially offered by Mittal Steel in case of a Distribution or in case of a share repurchase, if they sell to Arcelor a portion of their shares corresponding to the total number of shares repurchased by Arcelor divided by the total number of Arcelor shares outstanding.

In the event that any of the above adjustments is made to the Offer consideration, securityholders who would have previously tendered their Arcelor shares will be entitled to withdraw such tenders as set forth in paragraphs “—Withdrawal Rights of Securityholders” and in paragraphs “—Primary Mixed Cash and Exchange Offer” and “—Secondary Cash and Exchange Offers” below. The Offer consideration could be adjusted as set forth herein until and including on the day before the settlement date of the Offer.

Any adjustment to the Offer consideration will be announced by press release and also notified to investors by distribution of a prospectus supplement.

With respect to Arcelor shares or ADSs tendered in the Secondary Exchange Offer and in the Secondary Cash Offer, the amount of stock or cash that a specific Arcelor shareholder actually receives will depend upon the elections of other holders of Arcelor shares or ADSs.

For an assessment of the consideration offered in the Primary Offer and the Secondary Offers, please refer to “—Financial Analysis of the Offer” below.

Primary Mixed Cash and Exchange Offer

In the Primary Offer, Mittal Steel offers Arcelor shareholders 13 New Mittal Steel Shares and €150.60 in cash (subject to possible adjustments concerning the amount of cash and the number of shares offered as further described in this section of this Prospectus) in exchange for every 12 Arcelor shares or Arcelor ADSs. Arcelor shares and ADSs that are tendered in the Primary Offer are referred to as “Mixed Consideration Shares.” The cash consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date, and will be distributed, less any required withholding taxes and without interest thereon, to such holders.

Possible Adjustment

If, between February 6, 2006 and the day before the settlement date of the Offer, Arcelor takes one or more of the actions set out below, the consideration set out above will be adjusted to take into account the cumulative impact of all such actions on the share value. The adjustment may consist of either a reduction of the value of the consideration offered, or a rebalancing of the proportion of cash and New Mittal Steel Shares offered as indicated above, or both a reduction of the value and a rebalancing as described and illustrated below. Specifically:

If Arcelor, by any means whatsoever, either (i) declares one or more dividends (including any interim dividends), distributes reserves or a share premium (including pursuant to a reduction or amortization of stated capital) or reduces its stated capital and any of the above is paid or has a record date for payment before the settlement date of the Offer (each, a “Distribution” and collectively, the “Distributions”), or (ii) directly or indirectly acquires Arcelor shares, before the settlement date of the Offer, then:

The amount of cash “C(new)” to be received in exchange for each Arcelor share or Arcelor ADS will be calculated as follows:

C(new) = MAX[(C(old)* N) – (n*p) –D,0]/(N – n)

The number “X” of New Mittal Steel Share(s) to be received in exchange for each Arcelor share or Arcelor ADS will be calculated as follows:

X =	13	*	N	–	E
	12		(N – n)		((N – n) * m)

with	MAX	means the largest number in a set of values

	“n”	the number of Arcelor shares acquired, directly or indirectly, by Arcelor, as published pursuant to applicable regulations

	“p”	the weighted average purchase price paid per Arcelor share for the “n” shares acquired, directly or indirectly, by Arcelor, as provided above, as published pursuant to applicable regulations

	“m”	€25.71, the closing Mittal Steel share price of $32.17 as of June 23, 2006 (the “Mittal Steel Reference Share Price”)

	“C(old)”	12.55, the initial amount of cash offered to be received per Arcelor share pursuant to the Primary Offer

	“D”	the total amount of Distributions (before any applicable withholding tax) paid or payable by Arcelor prior to the settlement date

	“E”	represents a positive number and is the amount by which the aggregate of the total Distributions (before any applicable withholding tax) and the total amount paid by Arcelor to repurchase its own shares exceeds €7,839,717,773 the maximum cash payable in respect of “N” shares as defined below. In case such amount is not exceeded, “E” will be zero.

	“N”	624,678,707 shares, the total fully-diluted number of Arcelor outstanding shares as per Arcelor’s 2005 annual report, excluding treasury shares and any conversion of Convertible Bonds.

Treasury shares are not entitled to dividends nor subject to share repurchases. Therefore, treasury shares do not benefit from any Distribution made by Arcelor and have been excluded from the adjustment calculation.

Example 1:  If Arcelor were to acquire 50 million of its own shares for an average price of €50.00 per share, the cash element of the Primary Offer would be reduced by €3.26 per Arcelor share to €9.29[(€12.55 x 624.7m – 50m x €50) / (624.7m – 50m) = €9.29] and the exchange ratio would be increased to 1.178 [(13/12)*624.7m / (624.7m – 50m) = 1.178] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 76.5% and 23.5%, respectively. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €39.57, reflecting the prepayment of €0.83 [(€50.00 – €40.40) x 50m / (624.7m – 50m) = €0.83] per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Example 2:  If Arcelor were to acquire 100 million of its own shares for an average price of €50.00 per share, the cash element of the Primary Offer would be reduced by €7.14 per Arcelor share to €5.41 [(€12.55 x 624.7m -100m x €50) / (624.7m – 100m) = €5.41] and the exchange ratio would be increased to 1.290 [(13/12)*624.7m / (624.7m – 100m) = 1.290] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 86.0% and 14.0%, respectively. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €38.57, reflecting the prepayment of €1.83 [(€50.00 – €40.40) x 100m / (624.7m – 100m) = €1.83] per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Example 3:  If Arcelor were to acquire 200 million of its own shares for an average price of €50.00 per share, the cash element of the Primary Offer would be reduced by €12.55 per Arcelor share to €0, as the total Distributions exceed the cash element of the Primary Offer [200m x €50 = €10,000m > €7,840m], and the exchange ratio would be increased to 1.396 [(13/12)* 624.7m / (624.7m – 200m) – [(€10,000m – €7,840m)/((624.7m – 200m) x €25.71)] = 1.396] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 100% and 0%, respectively. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €35.88, reflecting the prepayment of €4.52 [€50.00 – €40.40) x 200m / (624.7m – 200m) = €4.52] per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Example 4:  If Arcelor were to acquire 50 million of its own shares for an average price of €40.40 per share, the cash element of the Primary Offer would be reduced by €2.42 per Arcelor share to €10.13 [(€12.55 x 624.7m – 50m x €40.40) / (624.7m – 50m) = €10.13], and the exchange ratio would be increased to 1.178 [(13/12)*624.7m / (624.7m – 50m) = 1.178] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 74.9% and 25.1% respectively. Assuming a reference Mittal Steel share price of €25.71, this results in no change to the offered value per Arcelor share of €40.40.

Example 5:  If Arcelor were to acquire 125 million of its own shares for an average price of €50.00 per share, the cash element of the Primary Offer would be reduced by €9.37 per Arcelor share to €3.18 [(€12.55 x 624.7m -125m x €50) / (624.7m – 125m) = €3.18] and the exchange ratio would be increased to 1.354 [(13/12)*624.7m / (624.7m – 125m) = 1.354] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 91.6% and 8.4%, respectively. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €38.00, reflecting the prepayment of €2.40 [(€50.00 – €40.40) x 125m / (624.7m – 125m) = €2.40] per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Example 6: If Arcelor were to acquire 150 million of its own shares for an average price of €43.00 per share, the cash element of the Primary Offer would be reduced by €9.62 per Arcelor share to €2.93[€12.55 x 624.7m – 150m x €43)/(624.7m – 150m) = €2.93], and the exchange ratio would be increased to 1.426[(13/12*624.7m/(624.7m – 150m) = 1.426] New Mittal Steel Shares per Arcelor share. As a consequence, the relative proportion of New Mittal Steel Shares and cash offered would be 92.6% and 7.4%, respectively. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €39.58, reflecting the prepayment of €0.82 [(€43.00 - €40.40) x 150m / (624.7m - 150m) = €0.82] per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Under Arcelor’s current share buy-back program (approved at Arcelor’s annual shareholders’ meeting held on April 28, 2006), Arcelor’s Board of Directors is authorized to repurchase a maximum of 64 million shares (10% of Arcelor’s total share capital) at a maximum price of €55 per share. As of February 6, 2006, and based on Arcelor’s annual report for 2005 published on April 7, 2006, Arcelor held 19,771,296 shares in treasury, representing 3.09% of Arcelor’s share capital as at such date.

On April 4, 2006, the Board of Directors of Arcelor also announced its intention to distribute a total amount of €5 billion to Arcelor shareholders through one or a combination of a share buy-back, an exceptional dividend distribution or a self-tender offer. On May 12, 2006, Arcelor’s Board of Directors called an extraordinary shareholders’ meeting for May 19, 2006, and, since the required quorum was not met, called a second extraordinary shareholders’ meeting for June 21, 2006, with an agenda including a proposal to reduce Arcelor’s capital through a self-tender offer for, and subsequent cancellation of, up to a maximum of 150 million shares at a maximum price of €50 per share. On June 19, 2006, Arcelor’s Board of Directors announced the withdrawal of the June 21 shareholders’ meeting but confirmed its intention to distribute €6.5 billion in the future. If such distribution is in fact completed before the settlement date of the Offer, this would result in an adjustment of the Offer consideration. The extent of such adjustment would depend on the actual number of shares repurchased by Arcelor in the self-tender offer and their purchase price. Examples 2, 5 and 6 above provide examples of such possible adjustment. In the Memorandum of Understanding, Arcelor has undertaken not to effect any self-tender offer, share buyback or market purchases during the pendency of the Offer. This undertaking would no longer apply, however, were the Memorandum of Understanding to be terminated in accordance with its terms.

On May 26, 2006, in connection with its announcement of its proposed transactions with Severstal (see “Information about Arcelor—Arcelor Agreement Regarding Severstal”), Arcelor announced its intention to increase the amount to be distributed to its shareholders to €7.6 billion. Following the distribution of the €1.85-per-share dividend on May 29, 2006, the amount remaining for distribution by means of a self-tender offer is therefore €6.5 billion. Such a distribution, which remains subject to the approvals and timing described in the preceding paragraph, would result in an adjustment to the Offer consideration. Example 6 above provides an example of such possible adjustment.

The above adjustments are without prejudice to the right of Mittal Steel to withdraw the Offer pursuant to “—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” below. This could be the case, for example, in the event that Arcelor makes a significant Distribution that would substantially and adversely affect the economics of the Offer to the extent that such Distribution adversely affects Arcelor’s net debt, shareholders’ equity and/or gearing.

The Offer consideration will also be automatically adjusted to take into account any modification made by Arcelor to its shares, consisting of issuances of free shares, stock splits or reverse stock splits. Arcelor shares delivered to Mittal Steel on the settlement date of the Offer shall give right to any dividend or other distribution whatsoever decided by Arcelor prior to, but not yet paid on, or whose record date has been set on or after, the settlement date of the Offer.

Any adjustment of the Offer consideration is (insofar as required by applicable law) subject to the prior verification by the European Regulators as to its consistency with the conditions set forth in the Offer documentation for the European Offer, which are substantially the same as those set forth in this prospectus, and the correct application thereof. If the consideration is adjusted, Mittal Steel will issue a press release and deliver a prospectus supplement setting forth the new adjusted consideration and the new end date of the initial acceptance period of the Offer if extended under applicable regulations and will be the same in all relevant jurisdictions. If the adjustment occurs less than ten Business Days prior to the end of the initial acceptance period of the Offer or after the end of such period, the initial acceptance period of the Offer shall be extended to end at least ten Business Days after the publication of Mittal Steel’s press release announcing said adjustment. During any such extension, shareholders who have previously tendered their Arcelor shares or ADSs will be entitled to withdraw such tenders (see “—Withdrawal Rights of Securityholders” for more detail) and Arcelor securityholders who have not yet tendered their Arcelor shares or ADSs will be able to do so. The Offer consideration could be adjusted as set forth above until and including the day before the settlement date of the Offer.

Secondary Cash and Exchange Offers

In the Secondary Offers, Mittal Steel offers to Arcelor securityholders to tender all or part of their Arcelor shares or ADSs in one or both of the Secondary Offers described below:

Secondary Cash Offer:  €40.40 in cash for each Arcelor share or ADS (the “Cash Consideration,” with all Arcelor shares or ADSs for which this election is made being referred to herein as “Cash Election Shares”). The Cash Consideration paid to tendering holders of Arcelor ADSs will be in U.S. dollars, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date, and will be distributed, less any required withholding taxes and without interest thereon, to such holders.

Possible Adjustment

If, between February 6, 2006 and the day before the settlement date of the Offer, Arcelor takes one or more of the actions as set out below, the consideration set out above will be adjusted to take into account the cumulative impact of all such actions on the share value. Specifically:

•	If Arcelor, by any means whatsoever, makes a Distribution to shareholders that is either paid or has a record date for payment before the settlement date of the Offer, the Cash Consideration of €40.40 per Arcelor share or ADS will be reduced by the amount of such Distribution (before any applicable withholding tax).

•	If Arcelor acquires, directly or indirectly, Arcelor shares for cash before the settlement date of the Offer, by any means whatsoever, the Cash Consideration of €40.40 per Arcelor share or ADS payable will be reduced by an amount “Y” calculated as follows:

Y	=	n*(p – V)
N – n

With	“n”	the number of Arcelor shares acquired, directly or indirectly, by Arcelor, as published pursuant to applicable regulations

	“p”	the weighted average purchase price paid per Arcelor share for the “n” shares acquired, directly or indirectly, by Arcelor, as provided above, as published pursuant to applicable regulations

	“V”	€40.40, the initial Cash Consideration

	“N”	624,678,707 shares, the total fully-diluted number of Arcelor outstanding shares as known to Mittal Steel based on then-publicly available information as of February 6, 2006, excluding treasury shares and any conversion of Convertible Bonds

Treasury shares are not entitled to dividends nor subject to share repurchases. Therefore, treasury shares do not benefit from any Distribution made by Arcelor and have been excluded from the adjustment calculation.

Example 1:  If Arcelor were to acquire 50 million of its own shares for an average price of €50.00 per share, the Cash Consideration for the Cash Election Shares would be reduced by €0.83 [50m x (€50.00 – €40.40) / (624.7m – 50m) = €0.83] per Arcelor share to €39.57, reflecting the prepayment of €0.83 per outstanding Arcelor share as a result of the share repurchase made by Arcelor.

Example 2:  If Arcelor were to acquire 100 million of its own shares for an average price of €50.00 per share, the Cash Consideration for the Cash Election Shares would be reduced by €1.83 [100m x (€50.00 – €40.40) / (624.7m – 100m) = €1.83] per Arcelor share to €38.57, reflecting the prepayment of €1.83 per outstanding share as a result of the share repurchase made by Arcelor.

Example 3:  If Arcelor were to acquire 200 million of its own shares for an average price of €50.00 per share, pursuant to the above adjustment formula, the Cash Consideration for the Cash Election Shares would be reduced by €4.52 [200m x (€50.00 – €40.40) / (624.7m – 200) = €4.52] per Arcelor share to €35.88. However, as indicated in Example 3 for the Primary Offer above, since such an acquisition of shares would result in the relative proportion of New Mittal Steel Shares and cash offered of 100% and 0%, respectively, the Cash Consideration would be reduced to €0 and all the Arcelor shares tendered in the secondary cash offer would be exchanged for New Mittal Steel Shares only. As illustrated in Example 3 for the Primary Offer above, Arcelor shareholders would receive 1.396 New Mittal Steel Share for each Arcelor share tendered in the Offer.

Example 4:  If Arcelor were to acquire 50 million of its own shares for an average price of €40.40 per share, the Cash Consideration for the Cash Election Shares would remain unchanged at €40.40 per Arcelor share [50m x (€40.40 – €40.40) / (624.7m – 50) = 0].

Example 5:  If Arcelor were to acquire 125 million of its own shares for an average price of €50.00 per share, the Cash Consideration for the Cash Election Shares would be reduced by €2.40 [125m x (€50.00 – €40.40) / (624.7m – 125m) = €2.40] per Arcelor share to €38.00, reflecting the prepayment of €2.40 per outstanding share as a result of the share repurchase made by Arcelor.

Example 6: If Arcelor were to acquire 150 million of its own shares for an average price of €43.00 per share, the Cash Consideration for the Cash Election Shares would be reduced by €0.82 [150m x (€43.00 – €40.40) / (624.7m – 150m) = €0.82] per Arcelor share to €39.58, reflecting the prepayment of €0.82 per outstanding share as a result of the share repurchase made by Arcelor.

Under Arcelor’s current share buy-back program (approved at Arcelor’s annual shareholders’ meeting held on April 28, 2006), Arcelor’s Board of Directors is authorized to repurchase a maximum of 64 million shares (10% of Arcelor’s total share capital) at a maximum price of €55 per share. As of February 6, 2006, and based on Arcelor’s annual report for 2005 published on April 7, 2006, Arcelor held 19,771,296 Arcelor shares in treasury, representing 3.09% of Arcelor’s share capital as at such date.

On April 4, 2006, the Board of Directors of Arcelor also announced its intention to distribute a total amount of €5 billion to Arcelor shareholders through one or a combination of a share buy-back, an exceptional dividend distribution or a self-tender offer. On May 12, 2006, Arcelor’s Board of Directors called an extraordinary shareholders’ meeting for May 19, 2006 and, since the required quorum was not met, called a second extraordinary shareholders’ meeting for June 21, 2006, with an agenda including a proposal to reduce Arcelor’s capital through a self-tender offer for, and subsequent cancellation of, up to a maximum of 150 million shares at a maximum price of €50 per share. On June 19, 2006, Arcelor’s Board of Directors announced the withdrawal of the June 21 shareholders’ meeting but confirmed its intention to distribute €6.5 billion in the future. If such distribution is in fact completed before the settlement date of the Offer, this would result in an adjustment of the Offer consideration. The extent of such adjustment would depend on the actual number of shares repurchased by Arcelor in the self-tender offer and their purchase price. Examples 2, 5 and 6 above provide examples of such possible adjustment. In the Memorandum of Understanding, Arcelor has undertaken not to effect any self-tender offer, share buyback or market purchases during the pendency of the Offer. This undertaking would no longer apply, however, were the Memorandum of Understanding to be terminated in accordance with its terms.

On May 26, 2006, in connection with its announcement of its proposed transactions with Severstal (see “Information about Arcelor—Arcelor Agreement Regarding Severstal”), Arcelor announced its intention to increase the amount to be distributed to its shareholders to €7.6 billion. Following the distribution of the €1.85-per-share dividend on May 29, 2006, the amount remaining for distribution by means of a self-tender offer is therefore €6.5 billion. Such a distribution, which remains subject to the approvals and timing described in the preceding paragraph, would result in an adjustment to the Offer consideration. Example 6 above provides an example of such possible adjustment.

The above adjustments are without prejudice to the right of Mittal Steel to withdraw the Offer pursuant to “—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” below. This could be the case, for example, in the event that Arcelor makes a significant Distribution that would substantially and adversely affect the economics of the Offer to the extent that such Distribution adversely affects Arcelor’s net debt, shareholders’ equity and/or gearing.

The Offer consideration will also be automatically adjusted to take into account any modification made by Arcelor to its shares, consisting of issuances of free shares, stock splits or reverse stock splits. Arcelor shares delivered to Mittal Steel on the settlement date of the Offer shall give right to any dividend or other distribution whatsoever decided by Arcelor prior to, but not yet paid on, or whose record date has been set on or after, the settlement date of the Offer.

Any adjustment of the Offer consideration is (insofar as required by applicable law) subject to the prior verification by the European Regulators as to its consistency with the conditions set forth in the Offer documentation for the European Offer, which are substantially the same as those set forth in this prospectus, and the correct application thereof. If the consideration is adjusted, Mittal Steel will issue a press release and deliver a prospectus supplement setting forth the new adjusted consideration and the new end date of the initial acceptance period of the Offer if extended under applicable regulations and will be the same in all relevant jurisdictions. If the adjustment occurs less than ten Business Days prior to the end of the initial acceptance period of the Offer or after the end of such period, the initial acceptance period of the Offer shall be extended to end at least ten Business Days after the publication of Mittal Steel’s press release announcing said adjustment. During any such extension, shareholders who have previously tendered their Arcelor shares or ADSs will be entitled to withdraw such tenders

(see “—Withdrawal Rights of Securityholders” for more detail) and Arcelor securityholders who have not yet tendered their Arcelor shares or ADSs will be able to do so. The Offer consideration could be adjusted as set forth above until and including the day before the settlement date of the Offer.

Secondary Exchange Offer:  11 New Mittal Steel Shares for every 7 Arcelor shares or ADS (the “Stock Consideration,” with all Arcelor shares or ADSs for which this election is made being referred to as “Stock Election Shares”).

Possible Adjustment

If, between February 6, 2006 and the day before the settlement date of the Offer, Arcelor takes one or more of the actions as set out below, the consideration set out above will be adjusted to take into account the cumulative impact of all such actions on the share value. Specifically:

If Arcelor, by any means whatsoever, either (i) makes a Distribution to shareholders that is either paid or has a record date for payment before the settlement date of the Offer, or (ii) directly or indirectly acquires Arcelor shares, by any means whatsoever, before the settlement date of the Offer, then the number “Z” of New Mittal Steel Shares to be received in exchange for each Arcelor share will be calculated as follows:

Z =	13	*	N	–	(n * p) + D
	12		(N – n)		[(N – n) * m]

With	“D”	the total amount of Distributions (before any applicable withholding tax) paid or payable by Arcelor prior to the settlement date of the Offer

	“m”	€25.71, the Mittal Steel Reference Share Price

“N”

624,678,707 shares, the total fully-diluted number of Arcelor outstanding shares as known to Mittal Steel based on then-publicly available information as of February 6, 2006, excluding treasury shares and any conversion of Convertible Bonds

“n”	the number of Arcelor shares acquired, directly or indirectly, by Arcelor, as published pursuant to applicable regulations

“p”	the weighted average purchase price paid per Arcelor share for the “n” shares acquired, directly or indirectly, by Arcelor, as provided above, as published pursuant to applicable regulations

Treasury shares are not entitled to dividends nor subject to share repurchases. Therefore, treasury shares do not benefit from any Distribution made by Arcelor and have been excluded from the adjustment calculation.

Example 1:  If Arcelor were to acquire 50 million of its own shares for an average price of €50.00 per share, the exchange ratio would be reduced to 1.539 [11/7 x 624.7m/(624.7m – 50m) – (50m x €50)/((624.7m – 50m) x €25.71) = 1.539] New Mittal Steel Shares per Arcelor share. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €39.57, reflecting the prepayment made by Arcelor of €0.83 [(€50.00 – €40.40) x 50m / (624.7m – 50m) = €0.83] per outstanding Arcelor share post share repurchase made by Arcelor.

Example 2:  If Arcelor were to acquire 100 million of its own shares for an average price of €50.00 per share, the exchange ratio would be reduced to 1.500 [11/7 x 624.7m/(624.7m – 100m) – (100m x €50) / ((624.7m – 100m) x €25.71) = 1.500] New Mittal Steel Shares per Arcelor share. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €38.57, reflecting the prepayment made by Arcelor of €1.83 [(€50.00 – €40.40) x 100m / (624.7m – 100m) = €1.83] per outstanding Arcelor share post share repurchase made by Arcelor.

Example 3:  If Arcelor were to acquire 200 million of its own shares for an average price of €50.00 per share, the exchange ratio would be reduced to 1.396 [11/7 x 624.7m/(624.7m – 200m) – (200m x €50) / ((624.7m – 200m) x €25.71) = 1.396] New Mittal Steel Shares per Arcelor share. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €35.88, reflecting the prepayment made by Arcelor of €4.52 [(€50.00 – €40.40) x 200m / (624.7m – 200m) = €4.52] per outstanding Arcelor share post share repurchase made by Arcelor.

Example 4:  If Arcelor were to acquire 50 million of its own shares for an average price of €40.40 per share, the exchange ratio would remain unchanged at 1.5714 [11/7 x 624.7m/(624.7m – 50m) – (50m x €40.40)/((624.7m – 50m) x €25.71) = 1.5714] New Mittal Steel Shares per Arcelor share.

Example 5:  If Arcelor were to acquire 125 million of its own shares for an average price of €50.00 per share, the exchange ratio would be reduced to 1.478 [11/7 x 624.7m/(624.7m – 125m) – (125m x €50.00) / ((624.7m – 125m) x €25.71) = 1.478] New Mittal Steel Shares per Arcelor share. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €38.00, reflecting the prepayment made by Arcelor of €2.40 [(€50.00 – €40.40) x 125m / (624.7m – 125m) = €2.40] per outstanding Arcelor share post share repurchase made by Arcelor.

Example 6: If Arcelor were to acquire 150 million of its own shares for an average price of €43.00 per share, the exchange ratio would be reduced to 1.539 [11/7 x 624.7m/(624.7m – 150m) – (150m x €43) / ((624.7m – 150m) x €25.71) = 1.539] New Mittal Steel Shares per Arcelor share. Assuming a reference Mittal Steel share price of €25.71, this results in a reduction of the offered value per Arcelor share to €39.58, reflecting the prepayment made by Arcelor of €0.82 [(€43.00 – €40.40) x 150m / (624.7m – 150m) = €0.82] per outstanding Arcelor share post share repurchase made by Arcelor.

Under Arcelor’s current share buy-back program (approved at Arcelor’s annual shareholders’ meeting held on April 28, 2006), Arcelor’s Board of Directors is authorized to repurchase a maximum of 64 million shares (10% of Arcelor’s total share capital) at a maximum price of €55 per share. As at February 6, 2006, and based on Arcelor’s annual report for 2005 published on April 7, 2006, Arcelor held 19,771,296 Arcelor shares in treasury, representing 3.09% of Arcelor’s share capital as at such date.

On April 4, 2006, the Board of Directors of Arcelor also announced its intention to distribute a total amount of €5 billion to Arcelor shareholders through one or a combination of a share buy-back, an exceptional dividend distribution or a self-tender offer. On May 12, 2006, Arcelor’s Board of Directors called an extraordinary shareholders’ meeting for May 19, 2006 and, since the required quorum was not met, called a second extraordinary shareholders’ meeting for June 21, 2006 with an agenda including a proposal to reduce Arcelor’s capital through a self-tender offer for, and subsequent cancellation of, up to a maximum of 150 million shares at a maximum price of €50 per share. On June 19, 2006, Arcelor’s Board of Directors announced the withdrawal of the June 21, 2006 shareholders’ meeting but confirmed its intention to distribute €6.5 billion in the future. If such distribution is in fact completed before the settlement date of the Offer, this would result in an adjustment of the Offer consideration. The extent of such adjustment would depend on the actual number of shares repurchased by Arcelor in the self-tender offer and their purchase price. Examples 2, 5 and 6 above provide examples of such possible adjustment. In the Memorandum of Understanding, Arcelor has undertaken not to effect any self-tender offer, share buyback or market purchases during the pendency of the Offer. This undertaking would no longer apply, however, were the Memorandum of Understanding to be terminated in accordance with its terms.

On May 26, 2006, in connection with its announcement of its proposed transactions with Severstal (see “Information about Arcelor—Arcelor Agreement Regarding Severstal”), Arcelor announced its intention to increase the amount to be distributed to its shareholders to €7.6 billion. Following the distribution of the €1.85-per-share dividend on May 29, 2006, the amount remaining for distribution by means of a self-tender offer is therefore €6.5 billion. Such a distribution, which remains subject to the approvals and timing described in the preceding paragraph, would result in an adjustment to the Offer consideration. Example 6 above provides an example of such possible adjustment.

The above adjustments are without prejudice to the right of Mittal Steel to withdraw the Offer pursuant to “—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” below. This could be the case, for example, in the event that Arcelor makes a significant Distribution that would substantially and adversely affect the economics of the Offer to the extent that such Distribution adversely affects Arcelor’s net debt, shareholders’ equity and/or gearing.

The Offer consideration will also be automatically adjusted to take into account any modification made by Arcelor to its shares, consisting of issuances of free shares, stock splits or reverse stock splits. Arcelor shares delivered to Mittal Steel on the settlement date of the Offer shall give right to any dividend or other distribution whatsoever decided by Arcelor prior to, but not yet paid on, or whose record date has been set on or after, the settlement date of the Offer.

Any adjustment of the Offer consideration is (insofar as required by applicable law) subject to the prior verification by the European Regulators as to its consistency with the conditions set forth in the Offer documentation for the European Offer, which are substantially the same as those set forth in this prospectus, and the correct application thereof. If the consideration is adjusted, Mittal Steel will issue a press release and deliver a prospectus supplement setting forth the new adjusted consideration and the new end date of the initial acceptance period of the Offer if extended under applicable regulations and will be the same in all relevant jurisdictions. If the adjustment occurs less than ten Business Days prior to the end of the initial acceptance period of the Offer or after the end of such period, the initial acceptance period of the Offer shall be extended to end at least ten Business Days after the publication of Mittal Steel’s press release announcing said adjustment. During any such extension, shareholders who have previously tendered their Arcelor shares or ADSs will be entitled to withdraw such tenders (see “—Withdrawal Rights of Securityholders” for more detail) and Arcelor securityholders who have not yet tendered their Arcelor shares or ADSs will be able to do so. The Offer consideration could be adjusted as set forth above until and including the day before the settlement date of the Offer.

Pro-Ration and Allocation Procedures

Tenders in the Secondary Offers of the European Offer and the U.S. Offer are subject to an adjustment mechanism designed to ensure that in the aggregate (i.e., in the Offer as a whole) the portion of tendered Arcelor shares (including Arcelor ADSs) that are exchanged for New Mittal Steel Shares and the portion of tendered Arcelor shares (including Arcelor ADSs) that are exchanged for cash (excluding the impact of any adjustment referred to above) will be 68.9% and 31.1%, respectively. As a result, shareholders having tendered Arcelor shares or ADSs in the Secondary Cash Offer of each of the European Offer and the U.S. Offer may receive between 31.1% and 100% in cash and the balance in New Mittal Steel Shares, and shareholders having tendered in the Secondary Exchange Offer of each of the European Offer and the U.S. Offer may receive between 68.9% and 100% in New Mittal Steel Shares and the balance in cash. The exact proportions will depend on the total number of Arcelor shares or ADSs tendered in each of the Secondary Offers of the European Offer and the U.S. Offer.

If the ratio of the total number of Cash Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, to the total number of Stock Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, is not equal to the Ratio (as defined below), then the following pro-ration and allocation adjustment will be applied to the Cash Election Shares or the Stock Election Shares, as the case may be, tendered in the European Offer and the U.S. Offer. For purposes of this section, the “Ratio” means (i) initially 31.1 divided by 68.9 and (ii) if there has been an adjustment to the consideration in the Primary Offer of the European Offer and the U.S. Offer pursuant to “—Primary Mixed Cash and Exchange Offer,” then the ratio of C(new) divided by [X * €25.71] using the last adjusted values of C(new) and X.

•	In the event that the total number of Cash Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, divided by the total number of Stock Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, exceeds the Ratio, then each tendered Stock Election Share will receive the Stock Consideration, while the number of tendered Cash Election Shares will be reduced to the number required to achieve the Ratio. This reduction will be effected proportionately among the holders of all Cash Election Shares tendered in the European Offer and the U.S. Offer. The adjusted number of Cash Election Shares will be rounded down to the nearest whole Cash Election Share. All tendered Arcelor shares deemed not to be Cash Election Shares as a result of this pro-ration and allocation procedure will be deemed Mixed Consideration Shares.

Example:  If 689 Arcelor shares are tendered into the Secondary Cash Offer of the European Offer and the U.S. Offer, on a combined basis, and 689 Arcelor shares are tendered into the Secondary Exchange Offer of the European Offer and the U.S. Offer, on a combined basis, the total number of tendered Cash Election Shares divided by the total number of tendered Stock Election Shares [689 / 689] will exceed 31.1 / 68.9. As a result, each tendered Stock Election Share will receive the Stock Consideration, while the number of tendered Cash Election Shares will be reduced to 311. The remaining 378 Arcelor shares will be deemed Mixed Consideration Shares.

•

In the event that the total number of Cash Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, divided by the total number of Stock Election Shares tendered in the European Offer and the U.S. Offer, on a combined basis, is less than the Ratio, then each tendered Cash Election Share will receive the Cash Consideration, while the number of tendered Stock Election Shares will be reduced to the number required to achieve the Ratio. This reduction will be effected proportionately among the holders of all Stock Election Shares tendered in the European Offer and the U.S. Offer. The adjusted number of Stock Election Shares will be rounded down to the nearest whole Stock Election Share. All tendered Arcelor securities deemed not to be Stock Election Shares as a result of this pro-ration and allocation procedure will be deemed Mixed Consideration Shares.

Example:  If 311 Arcelor shares are tendered into the Secondary Cash Offer of the European Offer and the U.S. Offer, on a combined basis, and 1,000 Arcelor shares are tendered into the Secondary Exchange Offer of the European Offer and the U.S. Offer, on a combined basis, the total number of tendered Cash Election Shares divided by the total number of tendered Stock Election Shares 311 / 1,000 will be less than 31.1/68.9. As a result, each tendered Cash Election Share will receive the Cash Consideration, while the number of tendered Stock Election Shares will be reduced to 689. The remaining 311 Arcelor shares will be deemed Mixed Consideration Shares.

If there is a subsequent offering period (see “—Subsequent Offering Period”), the same pro-ration and allocation procedures described above will apply to all Arcelor shares and ADSs tendered into the Secondary Offers of the European Offer and the U.S. Offer during the subsequent offering period. For the avoidance of doubt, such procedures will be applied only to the pool of Arcelor shares (including Arcelor ADSs) tendered during such subsequent offering period since settlement concerning the pool of shares (including Arcelor ADSs) tendered during the initial acceptance period will have previously occurred.

Offer for Convertible Bonds

Mittal Steel offers to exchange 13 New Mittal Steel Shares and €188.42 in cash for every 12 Convertible Bonds.

The possible adjustments to the consideration offered for Arcelor shares tendered in the Offer described in “—Offer for Arcelor Shares” above do not relate to, and will have no effect on, the consideration offered for the Convertible Bonds. The events that would give rise to an adjustment of the consideration offered for Arcelor shares and ADSs could result in an adjustment of the conversion/exchange ratio of the Convertible Bonds. Pursuant to the terms and conditions of the Convertible Bonds (see Arcelor’s prospectus prepared in connection with the admission to trading of the Convertible Bonds and the underlying shares on the Luxembourg Stock Exchange, approved by the Luxembourg Stock Exchange on June 27, 2002), the conversion/exchange ratio of the Convertible Bonds would be automatically adjusted, under certain conditions, in the event that (i) Arcelor repurchases its own shares through an offer made to all of its shareholders and (ii) Arcelor distributes an exceptional dividend (as defined in such terms and conditions). The impact of the events that are not covered in the terms and conditions of the Convertible Bonds being minimal, Mittal Steel has decided that no adjustment to the consideration offered to holders of Convertible Bonds tendered in the Offer shall be made.

If neither Mittal Steel nor Arcelor provides a fairness opinion with respect to the Offer for Convertible Bonds, bondholders may, during the 60 days following the closing of the Offer, request early redemption at the higher of (i) the principal amount of the Convertible Bonds plus accrued interest, and (ii) the value of the consideration paid in the Offer for Arcelor shares as of the closing date multiplied by the conversion / exchange ratio for the Convertible Bonds then in effect (currently 1.078). If the Arcelor shares are delisted from all regulated markets, bondholders may request redemption at a price equal to the Convertible Bonds’ principal amount plus accrued interest. Mittal Steel has not provided and does not intend to provide a fairness opinion. Mittal Steel does not currently know whether Arcelor intends to procure such an opinion.

In the event that the Offer is extended as a result of an adjustment to the consideration offered to Arcelor shareholders being made, this extension will apply to both the offer for Arcelor shares and the offer for Convertible Bonds.

Fractional Shares

No fractional shares will be issued to any Arcelor shareholders, ADS holders or holders of Convertible Bonds. Securityholders who tender a number of Arcelor securities that does not entitle them to receive a round number of New Mittal Steel Shares will be deemed to have expressly accepted to participate in the exchange pool facility described below with respect to the fraction of New Mittal Steel Shares to which they would be entitled.

Arcelor shareholders, ADS holders or holders of Convertible Bonds that do not own a number of shares, ADSs or Convertible Bonds entitling them to receive a round number of New Mittal Steel Shares will have the following two options:

•	Arcelor shareholders opting to tender their shares or ADSs in the Primary Offer (given the pro-ration mechanism applicable in the Secondary Offers, shareholders tendering their Arcelor shares or ADSs in the Secondary Offers should not expect to be able to calculate with certainty the number of Arcelor shares or ADSs that they would need, as at the end of the initial acceptance period of the Offer, in order to receive a round number of New Mittal Steel Shares) and holders of Convertible Bonds may, before tendering their Arcelor securities in the Offer and until the end of the initial acceptance period of the Offer, purchase or sell Arcelor shares, ADSs or Convertible Bonds on one of the regulated markets where their Arcelor securities are listed (or, in the case of the ADSs, the over-the-counter market), in order to own a number of Arcelor shares, ADSs or Convertible Bonds entitling them to receive a round number of New Mittal Steel Shares. (Investors should be aware that the application of the adjustment mechanisms triggered by certain Distributions made by Arcelor, as further described above, would modify the exchange ratio of the Offer and, hence, the determination of the number of Arcelor shares, ADSs or Convertible Bonds that would correspond to a round number of New Mittal Steel Shares.); or

•

after the end of the initial acceptance period of the Offer, (i) Société Générale will operate an exchange pool facility for the benefit of holders of Arcelor shares (other than Arcelor shares represented by Arcelor ADSs) and Convertible Bonds tendered into both the European Offer and the U.S. Offer that hold a number of Arcelor shares or Convertible Bonds that do not entitle such holders to receive a round number of New Mittal Steel Shares. Société Générale will pool those fractions of New Mittal Steel Shares into an integral number of such shares and sell them on a regulated market for the account of participating holders of Arcelor shares and Convertible Bonds, at dates to be determined but not later than 10 Business Days following the settlement date of the Offer. The proceeds of such sales will be paid to holders of Arcelor shares and Convertible Bonds pro rata to their participation in the pool. No interest shall be paid in respect of the cash proceeds resulting from the sale. Mittal Steel shall pay the brokerage and related fees and stock exchange tax connected with such exchange pool facility, and (ii) the ADS Centralizing Agent will operate an exchange pool facility for the benefit of holders of Arcelor ADSs that hold a number of Arcelor ADSs that do not entitle such holders to receive a round number of New Mittal Steel Shares. The ADS Centralizing Agent will pool those fractions of New Mittal Steel Shares into an integral number of such shares and sell them on the NYSE for the account of participating holders of Arcelor ADSs, at dates to be determined but not later than 10 Business Days following the settlement date of the Offer. The proceeds of such sales will be paid to holders of Arcelor ADSs pro rata to their participation in the pool. No interest shall be paid in respect of the cash proceeds resulting from the sale and any relevant withholding tax will be deducted. Mittal Steel shall pay the brokerage and related fees and stock exchange tax connected with such exchange pool facility.

Example:  Assuming an Arcelor shareholder owns 10 Arcelor shares and opts for the secondary exchange offer, this shareholder will be entitled to 1.5714 * 10 = 15.71 New Mittal Steel Shares in exchange for 10 Arcelor shares. After rounding to the immediately lower number, the shareholder will receive 15 New Mittal Steel Shares. If this shareholder participates in the exchange pool facility, the shareholder will receive, in addition, 0.71 times the price of a Mittal Steel share on the day on which the shares included in the pool are sold. Assuming that, on this date, Mittal Steel shares trade at €25.71 per share, this shareholder will be entitled to receive an extra cash amount equal to 0.71 * €25.71 = €18.25.

Arcelor shareholders and holders of Convertible Bonds will bear the risk that Société Générale may not be able to sell all or part of the New Mittal Steel Shares pooled in the exchange pool facility, or may sell New Mittal Steel Shares at a price lower than the Mittal Steel Reference Share Price. Arcelor ADS holders will bear the risk that the ADS Centralizing Agent may not be able to sell all or part of the New Mittal Steel Shares pooled in the exchange pool facility, or may sell New Mittal Steel Shares at a price lower than the Mittal Steel Reference Share Price.

If there is a subsequent offering period (see “—Subsequent Offering Period”), additional exchange pool facilities will be implemented for fractional shares resulting from tenders therein.

Issuance of New Securities

If, between February 6, 2006 and the settlement date of the Offer, Arcelor issues any new voting securities or any new securities conferring the right to subscribe for, acquire or convert into voting securities (other than the securities listed above in “—Securities covered by the Offer) (the “New Securities”), Mittal Steel may (without prejudice to the provisions set forth in “—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities” below):

(i)	withdraw the Offer, subject to the prior consent of the European Regulators (insofar as required by applicable law); or

(ii)	extend the Offer to the New Securities, possibly after amending the terms of the Offer to reflect the changed economics; provided that (x) such amendment is (insofar as required by applicable law) subject to the prior verification by the European Regulators of the fact that it reflects the changed economics, and (y) if the terms of the Offer are so amended, Arcelor securityholders who have already tendered securities in the Offer will be entitled to withdraw their tenders as described in “—Offer for Arcelor Shares—Primary Mixed Cash and Exchange Offer” and “—Offer for Arcelor Shares—Secondary Cash and Exchange Offers.”

It is difficult to predict in which circumstances Mittal Steel would opt to withdraw the Offer and not extend it to the New Securities issued by Arcelor. In making its decision, Mittal Steel would take into account various elements, including, but not limited to, the size of the issuance and the dilutive effect of the New Securities, whether such issuance is made to all existing shareholders or instead to one or several identified investors, the price at which such New Securities are issued, and if the New Securities entitle their holders to acquire Arcelor shares, the price at which such Arcelor shares may be so acquired. In any event, such decision would be subject to the prior consent of the securities authorities as indicated above.

It is noted, to place into context the discussion above and below, that Arcelor has undertaken in the Memorandum of Understanding not to issue New Securites during the pendency of the revised Offer. The Memorandum of Understanding is, however, subject to termination under specified conditions. See “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder.”

For purposes of illustration only, if Arcelor’s Board of Directors were to issue new shares representing 10% of the share capital of Arcelor (pre-capital increase) at a discount of €1 compared to the then-applicable value of the Offer, for this example assumed to be €40.40 per Arcelor share based on a Mittal Steel share price of €25.71, Mittal Steel would have the following options: (i) extend the Offer to the newly-issued shares on the same conditions, (ii) withdraw the Offer, or (iii) extend the Offer to the newly-issued shares and amend the terms of the Offer, for example, by reducing the cash component by €0.10 [€1 x 10% = €0.10] per Arcelor share to €12.45 and keeping the exchange ratio unchanged at 13 New Mittal Steel Shares in exchange of 12 Arcelor shares in order to take into account the dilutive effect of such capital increase. As a consequence, in this example, the relative proportion of New Mittal Steel Shares and cash offered would be 69.1% and 30.9% respectively, assuming a Mittal Steel share price of €25.71 (the closing price on June 23, 2006). Assuming such share price, this results in a reduction of the offered value per Arcelor share to €40.30, reflecting the dilution of €0.10 per Arcelor share outstanding as a result of the share issuance made by Arcelor.

In the event a share issuance is made at the then-applicable value of the Offer, for purposes of this example €40.40 per Arcelor share based on a Mittal Steel share price of €25.71, this would not dilute the value of the Offer and the Cash Portion of the Offer would therefore remain unchanged (in the event that Mittal Steel were to decide to extend the Offer to the newly issued shares).

As stated in “—Expiration Date” below, the initial acceptance period of the Offer will be extended to end at least ten Business Days after the publication of Mittal Steel’s press release announcing such extension of the Offer to the New Securities and the changes to the terms of the Offer, if any.

Maximum Cash Payable

The maximum aggregate amount of cash payable in the Offer in respect of Arcelor shares, ADSs and Convertible Bonds, in accordance with the terms set out herein will not exceed €8.451 billion (excluding shares held in treasury by Arcelor). In the event that the terms of the Offer are changed or the Offer is extended to New Securities, however, this maximum amount of cash may be changed. If the Offer is extended to New Securities, this maximum amount will be increased, unless Mittal Steel then chooses to amend the terms of the Offer in accordance with subsection (ii) of “—Securities Covered by the Offer” above by decreasing the Cash Portion of the Offer pari passu for all securities tendered.

Characteristics and Origin of the Mittal Steel Shares Offered in Consideration

For a discussion of the origin of the New Mittal Steel Shares and the rights associated with these shares, please see “Description of Mittal Steel’s Share Capital” and “Comparison of Rights of Shareholders Under Luxembourg and Dutch Law.”

Conditions to the Offer; Possible Withdrawal of Offer

Minimum Tender Condition

The Offer is subject to the condition that the number of Arcelor shares (including Arcelor shares represented by Arcelor ADSs) tendered in the European Offer and the U.S. Offer, on a combined basis, represents on the date of public announcement of the results of the Offer more than 50% of the total issued share capital and voting rights of Arcelor, on a fully-diluted basis (the “Minimum Tender Condition”). For the purpose of calculating whether this Minimum Tender Condition has been met, the numerator will include all the Arcelor securities tendered in the European Offer and the U.S. Offer including (i) all Arcelor shares (including Arcelor shares represented by Arcelor ADSs) tendered, and (ii) the Arcelor shares underlying all tendered Convertible Bonds (taking into account the number of Arcelor shares into which the tendered Convertible Bonds could be converted on the expiration date of the acceptance period of the Offer). The denominator for this calculation will be comprised of Arcelor’s fully-diluted share capital, including, without limitation, all issued Arcelor shares (including, but not limited to, treasury shares held by Arcelor and, for the avoidance of doubt, Arcelor shares represented by Arcelor ADSs), all Arcelor shares in issue (i.e., shares whose issuance has been decided by Arcelor’s competent body but that are not issued yet, including any shares that Arcelor may be required to issue pursuant to the Strategic Alliance with Severstal, to the extent it has not been terminated) and all Arcelor shares underlying (i) the Convertible Bonds and (ii) all outstanding Arcelor stock options and Usinor stock options upon exercise of which the underlying Usinor shares may be exchanged for Arcelor shares (whether all such options are exercisable or not before the end of the acceptance period of the Offer).

Mittal Steel reserves the right to waive the Minimum Tender Condition at any time until the announcement of the results of the Offer. In the Memorandum of Understanding, Mittal Steel has agreed not to waive the Minimum Tender Condition, unless it holds, after completion of the Offer (through securities tendered in the Offer and with any person(s) acting in concert with it), at least 215 million shares of Arcelor. This restriction would not apply, however, were the Memorandum of Understanding to be terminated in accordance with its terms.

In the event that Mittal Steel waives the Minimum Tender Condition less than five Business Days prior to, or after, the end of the initial acceptance period, the initial acceptance period shall be extended to end at least five Business Days after publication by press release of the waiver of such Minimum Tender Condition (see “—Expiration Date”). During any such extension of the initial acceptance period of the Offer, holders of Arcelor securities who have previously tendered may withdraw their tenders and holders who have not tendered may tender (see “—Withdrawal Rights of Securityholders”).

Events or Actions that Alter Arcelor’s Substance

The Offer is subject to the condition that:

(i)	between February 6, 2006 and the end of the initial acceptance period of the Offer, no exceptional event beyond the control of Mittal Steel occurs relating to Arcelor (other than any decision or action taken by competent competition authorities in relation to the currently proposed combination of Mittal Steel and Arcelor), and

(ii)	between February 6, 2006 and the settlement date of the Offer, Arcelor does not take any action that, in either case, materially alters Arcelor’s substance, substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the Offer.

Upon occurrence of such an event or action, Mittal Steel may withdraw the Offer, subject to the prior consent of the European Regulators (insofar as required by applicable law).

Shareholder Approval of New Securities

The Offer is subject to the condition that if New Securities (as defined in “Summary—Terms of the Offer—Conditions”) are issued between February 6, 2006 and the settlement date of the Offer, they must be issued or specifically authorized by the shareholders’ meeting of Arcelor after February 6, 2006 (in the manner required for amendment of the Articles of Association), except for (i) shares issued upon conversion of existing Convertible Bonds or upon exercise of the subscription options and exchange rights referred to in “—Offer Scope and Consideration—Securities Covered by the Offer” above, and (ii) securities issued in the ordinary course pursuant to management or employee incentive schemes in effect on February 6, 2006. Any failure of this condition of shareholder approval will entitle Mittal Steel to withdraw the Offer. Unless the Offer is withdrawn, it will be extended to the New Securities, possibly after amendment of its terms in accordance with “—Offer Scope and Consideration—Securities Covered by the Offer” above.

As described in “—Offer Scope and Consideration—Issuance of New Securities” above, Mittal Steel may also withdraw the Offer, subject to the prior consent of the relevant European Regulators (insofar as required by applicable law) in the event that the shareholders’ meeting of Arcelor were, between February 6, 2006 and the settlement date of the Offer, to decide to issue, or specifically authorize the issuance of, New Securities prior to the settlement date of the Offer.

Consequences of Failure to Meet Conditions to the Offer

The conditions listed above are for the exclusive benefit of Mittal Steel, which reserves the right to maintain the Offer, even if one or more of the conditions are not satisfied. Mittal Steel’s decisions in respect of the above will be announced as follows:

(i)	the decision to invoke or waive the condition set forth in “—Minimum Tender Condition”: by press release and, at the latest, in Mittal Steel’s press release announcing the results of the Offer; and

(ii)	any decision to withdraw the Offer for failure of one of the conditions set forth in “—Events or Actions that Alter Arcelor’s Substance” and “—Shareholder Approval of New Securities” above: by press release as soon as possible after the occurrence of the relevant event or action and in any event no later than the scheduled end of the initial acceptance period of the Offer (with respect to condition (i) of “—Events or Actions that Alter Arcelor’s Substance”) and the scheduled settlement date of the Offer (with respect to condition (ii) of “—Events or Actions that Alter Arcelor’s Substance” and the condition set forth in “—Shareholder Approval of New Securities”).

If the Offer is withdrawn, or, subject to applicable regulations, lapses because any of the conditions are not met, Mittal Steel reserves the right to commence a new offer in accordance with applicable law and regulations, or not to commence a new offer, at its discretion. If the Offer is withdrawn, or, subject to applicable regulations, lapses, the Arcelor securities tendered in this Offer will be promptly returned to their holders. No indemnity, interest or any other payment shall be paid in the event of any reasonable delay in such return.

Arcelor announced on May 26, 2006 that it is entering into a transaction with Mr. Alexey Mordashov in respect of Severstal, a Russian steel company, See “Information About Arcelor— Agreement Regarding Severstal.” If consummated as announced by Arcelor, the transaction contemplated between Arcelor and Mr. Mordashov would cause the failure of one and possibly two conditions to the Offer (the absence of shareholder approval for the issuance of Arcelor New Securities and the occurrence of an event or action that laters Arcelors’s substance), thereby permitting Mittal Steel to withdraw the Offer. In the event that one or both of such conditions ultimately fails as a result of the consummation of such transaction and Mittal Steel decides to invoke its right to withdraw the Offer as a result, Mittal Steel will issue a press release as provided above. Mittal Steel has not yet made any decision as to the possible waiver of such condition(s). Any such decision would depend on an evaluation of the totality of the circumstances prevailing at the time.

Grounds for Withdrawing the Offer

Mittal Steel may withdraw the Offer under the circumstances and conditions specified in “—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” and “—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities” above. In addition, in the event that an improved competing bid or an increased competing bid for Arcelor is approved by the relevant European Regulators, Mittal Steel reserves the right to withdraw its Offer within five Business Days following the publication of the offer document relating to such competing or improved competing bid.

If Mittal Steel withdraws its Offer, Arcelor securities tendered in the Offer shall be returned to their holders. No indemnity, interest or any other payment shall be paid in the event of any reasonable delay in such return.

Expiration Date

The initial acceptance period for the U.S. Offer began on June 7, 2006, and will close at 12:00 midnight, New York City time, on Thursday, July 13, 2006.

The initial acceptance period of the European Offer began on May 18, 2006 (except in Spain, where the initial acceptance period began on May 24, 2006) and is scheduled to close on July 13, 2006. The initial acceptance period for the U.S. Offer and for the European Offer will close on the same date as indicated above or at the end of any extension of the initial acceptance period as set forth below. If the initial acceptance period of the European Offer is extended beyond July 13, 2006 Mittal Steel intends to extend the initial acceptance period of the U.S. Offer, so that the initial acceptance periods of the European Offer and the U.S. Offer expire on the same date.

Under applicable regulations, the initial acceptance period of the Offer could be extended as a result of a competing bid, an improvement in the Offer, another material change in the terms and conditions of the Offer, the adoption by Arcelor of defensive measures or otherwise to comply with applicable regulatory requirements (applicable to either the European Offer or the U.S. Offer). In the event that the initial acceptance period for the Offer is extended in accordance with applicable regulations, the last day of the initial acceptance period will be determined and published in accordance with such applicable regulations and will be the same in the European Offer and the U.S. Offer.

In addition to the above, if any of the publications set out in (i) or (ii) below occurs either less than ten Business Days prior to the end of the initial acceptance period, or after the end of the initial acceptance period, or if the publication described in (iii) below occurs either less than five Business Days prior to the end of the initial acceptance period, or after the end of the initial acceptance period, the initial acceptance period shall be extended to end at least ten Business Days (in the case of (i) or (ii) below) or five Business Days (in the case of (iii) below) after such publication, in order to afford Arcelor securityholders the opportunity to assess the new information and, potentially, to tender Arcelor securities not previously tendered or to withdraw their tenders:

(i)	the first public announcement by Mittal Steel of an adjustment to the consideration offered for Arcelor securities pursuant to “—Offer Scope and Consideration—Offer for Arcelor Shares—Primary Mixed Cash and Exchange Offer” and “—Offer Scope and Consideration—Offer for Arcelor Shares—Secondary Cash and Exchange Offers” above;

(ii)	the first public announcement by Mittal Steel of Mittal Steel’s extension of the Offer to New Securities issued by Arcelor after amending the terms of the Offer in accordance with “—Offer Scope and Consideration—Offer for Arcelor Shares” and “—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities;” or

(iii)	a supplement to this prospectus containing a material change other than those described in (i) and (ii) above.

Finally, in the event that Mittal Steel waives the Minimum Tender Condition, the initial acceptance period of the Offer will be extended for a period of at least five Business Days after the publication of Mittal Steel’s press release announcing such decision (see “—Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition”).

Mittal Steel will publish a press release to announce the expiration date of the U.S. Offer, including in the event it is extended, at least five Business Days before such expiration date.

In the event that the initial acceptance period is extended, the settlement procedures (including centralization of tenders, pro-ration and allocation procedures and actual settlement) will be postponed until after the end of the initial acceptance period so extended within the same timetable as described herein.

Withdrawal Rights of Securityholders

Holders of Arcelor securities may revoke their orders and withdraw Arcelor securities tendered in the Offer at any time until the last day of the initial acceptance period or during any extension thereof (see “—Expiration Date”), including any extension arising from Mittal Steel’s waiver of the Minimum Tender Condition (see “Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition”) and extension of the Offer to New Securities (see “—Offer Scope and Consideration—Issuance of New Securities”).

The Offer consideration could be adjusted as set forth in “—Offer Scope and Consideration—Offer for Arcelor Securities” above until and including on the day before the settlement date of the Offer. As discussed in detail in “—Offer Scope and Consideration—Offer for Arcelor Securities” and “—Expiration Date,” any such adjustment will allow holders of Arcelor securities who have tendered their Arcelor securities in the Offer to withdraw their tenders.

In order to so withdraw their tenders, holders who have tendered their Arcelor shares and Convertible Bonds through a financial intermediary must provide notice of withdrawal to the financial intermediary within the initial acceptance period, including any extension thereof (see “—Expiration Date”). Such notice of withdrawal may be given by completing the Form of Withdrawal Request and delivering it to the financial intermediary. The financial intermediary shall notify the relevant Centralizing Agent, which shall notify the Global Centralizing Agent thereof.

In order to so withdraw their tenders, Arcelor ADSs holders shall deliver their withdrawal request to the ADS Centralizing Agent within the initial acceptance period, including during any extension thereof (see “Expiration Date”). Arcelor ADS holders who tender according to the book-entry facility procedures of DTC must include in their withdrawal request the name and account number at DTC to be credited with the withdrawn ADSs. The ADS Centralizing Agent shall notify the Global Centralizing Agent of the withdrawal.

In order to so withdraw their tenders, shareholders directly registered in the Arcelor share register must provide notice of withdrawal to Arcelor, in its capacity as share registrar, within the initial acceptance period, including during any extension thereof (see “—Expiration Date”). Such notice of withdrawal may be given by completing the Form of Withdrawal Request and delivering it to Arcelor. Arcelor shall notify the Global Centralizing Agent of such withdrawal. Such shareholders must also inform the Global Centralizing Agent (by fax or email) of such decision.

During any subsequent offering period, withdrawal rights shall also apply with respect to tenders made during such subsequent offering period. Withdrawal rights shall not apply during any such subsequent offering period to Arcelor securities tendered during the initial acceptance period, since such Arcelor securities would have already been acquired by Mittal Steel on the settlement date for the initial acceptance period.

Improvement of the Offer

In the event that Mittal Steel were to improve the terms of the Offer during the initial acceptance period in an improved bid, Arcelor securityholders who had previously tendered their securities in the Offer would automatically benefit from such improvement.

Subsequent Offering Period

If, upon settlement, Mittal Steel acquires at least two-thirds of Arcelor’s total share capital and voting rights, or more than 50% if there is a concurrent competing bid for the Arcelor securities, Mittal Steel may elect, subject to applicable law and regulations, to provide a subsequent offering period of the Offer of at least ten Business Days. Mittal Steel shall make such election within ten Business Days from the date on which the results of the Offer are published in the manner described in “—Acceptance and Return of Arcelor Securities.” If it so elects, Mittal Steel will issue a press release to announce the date of opening and duration of such subsequent offering period.

In the event that Mittal Steel acquires at least 90% of Arcelor’s shares, Mittal Steel will issue a press release announcing a subsequent offering period of the Offer of at least 15 Business Days. This subsequent offering period shall start within the month following the date on which the results of the Offer are published in the manner described in “—Acceptance and Return of Arcelor Securities.” Mittal Steel will publish a press release to announce the date of opening and duration of such subsequent offering period. This mandatory offer requirement would also apply in the event that Mittal Steel were to acquire 90% of Arcelor following completion of a subsequent offering period, triggering an additional subsequent offering period.

As of May 22, 2006, Luxembourg law provides that in the event that, following an offer made to the holders of a Luxembourg company’s voting securities, the offeror acquires control of the Luxembourg company (which, according to Luxembourg law, means acquiring 33 1/3% of the voting rights of such company, with the percentage calculated on all the company’s securities except those securities that have a right to vote only in specific circumstances), the remaining securityholders of such company may tender their voting securities in the offer within the 15-day period following the publication of the final results of the offer. Accordingly, if Mittal Steel acquired control (i.e., 33 1/3% of the voting rights) of Arcelor as a result of the Offer, which would be the case if the Minimum Tender Condition were satisfied, the remaining Arcelor securityholders could tender their Arcelor securities in a subsequent 15-day offering period of the Offer starting on the day of publication of the results of the Offer (see “—Procedures for Tendering Arcelor Securities—Centralization Procedures and Publication of Results of the Offer”).

A subsequent offering period, if one is provided, will be an additional period of time beginning after Mittal Steel has acquired Arcelor securities tendered during the Offer, during which holders may tender their Arcelor securities. The terms of such subsequent offering period will differ from those provided in subsequent offering periods found in U.S. domestic tender and exchange offers pursuant to Rule 14d-11 under the Exchange Act.

During any subsequent offering period, Mittal Steel shall offer the same consideration as that offered during the initial acceptance period of the Offer (subject to the same adjustment mechanisms, mutatis mutandis). As in the initial acceptance period, if the consideration is adjusted during the subsequent offering period, the subsequent offering period will be extended if required so that it ends at least 10 Business Days following the announcement of such extension.

The subsequent offering period will be subject to a number of conditions and the right of Mittal Steel to terminate the subsequent offering period. Specifically, the subsequent offering period will be subject to the condition set forth in clause (ii) of “—Conditions to the Offer; Possible Withdrawal of Offer—Events or Actions that Alter Arcelor’s Substance” and the condition set forth in “—Conditions to the Offer; Possible Withdrawal of Offer—Shareholder Approval of New Securities.” Failure of such conditions during any subsequent offering period will entitle Mittal Steel to terminate the subsequent offering period.

Moreover, the grounds available to Mittal Steel for withdrawing the Offer as described in “Summary—Terms of the Offer—Grounds for Withdrawing the Offer” will apply to any subsequent offering period. Thus, in the event that New Securities are issued after February 6, 2006 pursuant to Arcelor shareholder authorization, Mittal Steel may terminate the subsequent offering period subject to the prior consent of the relevant European Regulators, and Mittal Steel may also terminate the subsequent offering period within five Business Days following the publication of an offer document relating to a competing or an improved competing offer.

Any termination of the subsequent offering period shall not affect securities tendered during the initial acceptance period, since such securities would have been purchased on the settlement date of the initial acceptance period. If the subsequent offering period is not terminated as a result of the issuance of New Securities, the Offer will be extended to the New Securities, possibly after amendment of its terms.

During any subsequent offering period, withdrawal rights shall apply with respect to tenders made during such subsequent offering period; however, holders who previously tendered during the initial offering period will not be able to withdraw their tenders since their securities will have already been purchased.

Mittal Steel will apply to the Arcelor securities tendered during any subsequent offering period the same pro-ration and allocation procedures as that set out herein for the initial acceptance period of the Offer, so as to ensure that 68.9% of the Offer consideration allotted in such subsequent offering period consists of New Mittal Steel Shares and 31.1% of the Offer consideration consists of cash, as adjusted, as the case may be, as set forth in “—Offer Scope and Consideration—Offer for Arcelor Shares—Tenders in Primary Offer or Secondary Offers.” Additional exchange pool facilities shall also be implemented with respect to fractional shares resulting from tenders during such subsequent offering period, as described in “—Offer Scope and Consideration—Fractional Shares.”

The tender and settlement procedures described in “—Terms and Conditions of the Offer” and “—Procedures for Tendering Arcelor Securities” will apply to tenders made in any subsequent offering period.

A subsequent offering period of the Offer may only be made in the circumstances described in this section. If a subsequent offering period for the European Offer is announced, Mittal Steel intends to announce a corresponding subsequent offering period in the United States.

Procedures for Tendering Arcelor Securities

The following are the procedures to tender your Arcelor shares, Arcelor ADSs or Convertible Bonds. The tender materials described below provide for the election of New Mittal Steel Shares, cash or a combination of New Mittal Steel Shares and cash in exchange for tendered Arcelor shares and Arcelor ADSs in accordance with the terms of the Primary Offer and the Secondary Offers. Arcelor shareholders who validly tender Arcelor shares or Arcelor ADSs but fail to make an election will be deemed to have elected to receive the consideration offered in the Primary Offer with respect to such Arcelor shares or Arcelor ADSs. See “—Terms and Conditions of the Offer.”

If you are in any doubt about the procedures for tendering Arcelor securities, please telephone the information agent at the telephone numbers set forth on the back cover of this prospectus.

Procedures for Tendering Arcelor Shares and Convertible Bonds

Arcelor Shares and Convertible Bonds held through U.S. Custodians.  If you hold your Arcelor shares or Convertible Bonds through a U.S. custodian, you should not complete the ADS Letter of Transmittal. Instead, your U.S. custodian should deliver to you the Share Form of Acceptance for Shares Deposited with a Financial Intermediary or the Convertible Bond Form of Acceptance for the U.S. Offer or a separate form prepared directly by the U.S. custodian. In order to accept the U.S. Offer, you must complete the Share Form of Acceptance for Shares Deposited with a Financial Intermediary or the Convertible Bond Form of Acceptance and deliver it to your U.S. Custodian before the end of the initial acceptance period. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian directly.

Arcelor Shares and Convertible Bonds held through European Financial Intermediaries.  If your Arcelor shares or Convertible Bonds are held through a European financial intermediary, you should not complete the ADS Letter of Transmittal. Instead, you should request the financial intermediary to deliver the Share Form of Acceptance for Shares Deposited with a Financial Intermediary or the Convertible Bond Form of Acceptance for the U.S. Offer to you. In order to accept the U.S. Offer, you must complete the Share Form of Acceptance for Shares Deposited with a Financial Intermediary or the Convertible Bond Form of Acceptance and deliver it to your financial intermediary before the end of the initial acceptance period. If you have not yet received instructions from your financial intermediary, please contact your financial intermediary directly.

The financial intermediaries will be required to notify the relevant local centralizing agent (a “Centralizing Agent”) of tender orders received from securityholders holding Arcelor securities through them, as described below.

Arcelor Shares held directly on Arcelor’s Share Register.  Shareholders directly registered in the Arcelor share register must notify Arcelor, in its capacity as share registrar, of their decision to tender their Arcelor shares into the U.S. Offer before the end of the initial acceptance period of the Offer. In order to do so, such shareholders may complete the Share Form of Acceptance for Shares Registered Directly with Arcelor. They shall also inform the Global Centralizing Agent by sending it a copy of their acceptance form(s) (by e-mail or fax at the address and fax number provided below).

Except as otherwise provided by applicable law, if the legal ownership of the Arcelor shares or the Convertible Bonds tendered is separated from the beneficial ownership, the legal owner and the beneficial owner must jointly sign the acceptance form.

Procedures for Tendering Arcelor ADSs

Arcelor American Depositary Receipts.  If you hold your Arcelor ADSs in the form of American Depositary Receipts (“ADRs”), you may tender your Arcelor ADSs by delivering prior to the expiration date the following materials to the ADS Centralizing Agent at its address set forth on the back cover of this prospectus:

•	your Arcelor ADRs;

•	a properly completed and duly executed ADS Letter of Transmittal, or a manually executed copy, with any required Medallion signature guarantees; and

•	any other documents required by the ADS Letter of Transmittal.

Arcelor ADSs in Book-Entry Form.  If you hold your Arcelor ADSs in book-entry form, you may tender your Arcelor ADSs following the procedure for book-entry transfer described below. If you tender your Arcelor ADSs in this way, you must deliver prior to the expiration date the following materials to the ADS Centralizing Agent at its address set forth on the back cover of this prospectus:

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such Arcelor ADSs into the ADS Centralizing Agent’s account at the Depository Trust Corporation, or DTC, pursuant to the procedures described below;

•	a properly completed and duly executed ADS Letter of Transmittal, or a manually executed copy, with any required Medallion signature guarantees, or an agent’s message (as defined below); and

•	any other documents required by the ADS Letter of Transmittal.

The ADS Centralizing Agent will establish an account with respect to Arcelor ADSs at DTC for purposes of the Offer within two Business Days after the launch of the U.S. Offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Arcelor ADSs by causing DTC to transfer such Arcelor ADSs into the ADS Centralizing Agent’s account in accordance with DTC’s procedure for the transfer. You must deliver prior to the expiration date of the initial acceptance period to the ADS Centralizing Agent at one of its addresses set forth on the back cover of this prospectus: (1) the ADS Letter of Transmittal, or a manually executed copy thereof, properly completed and duly executed, together with any required Medallion signature guarantees, or (2) an agent’s message in lieu of the ADS Letter of Transmittal, and any other required documents. An “agent’s message” is a message transmitted by DTC to, and received by, the ADS Centralizing Agent as part of a book-entry confirmation. The book-entry confirmation states that DTC has received an express acknowledgment from the DTC participant tendering the Arcelor ADSs that such participant has received and agrees to be bound by the terms of the ADS Letter of Transmittal and that we may enforce such agreement against such participant.

If you are unable to comply with these procedures for book-entry transfer on a timely basis, you must comply with the notice of guaranteed delivery procedure described below. See “—Guaranteed Delivery.” Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the ADS Centralizing Agent.

Signature Guarantees.  Signatures on all ADS Letters of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other “eligible institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing is referred to as an “eligible institution”). Medallion Signature guarantees are not required in cases in which Arcelor ADSs are tendered:

•	by a registered holder of Arcelor ADSs who has not completed either the box entitled “Special Registration Instructions” or the box entitled “Special Delivery Instructions” on the ADS Letter of Transmittal; or

•	for the account of an eligible institution.

Arcelor ADRs Held in “Street Name.”  If you hold Arcelor ADSs in “street name” through your broker, bank or custodian, you should contact your broker, bank or custodian to discuss the appropriate procedures for tendering.

Arcelor ADRs Registered in Another Name.  If an Arcelor ADR is registered in the name of a person other than the signatory of the ADS Letter of Transmittal, the ADRs tendered for the ADSs must be endorsed or accompanied by appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the ADRs, with the signature(s) on the certificates or stock powers Medallion guaranteed as described above.

Guaranteed Delivery.  If you desire to tender Arcelor ADSs pursuant to the U.S. Offer and your Arcelor ADRs are not immediately available or you cannot deliver such ADRs and all other required documents to the ADS Centralizing Agent prior to the expiration of the initial acceptance period, or you cannot complete the procedure for book-entry transfer on a timely basis, you may nevertheless tender such Arcelor ADSs provided that all of the following conditions are satisfied:

•	the tender is made by or through an eligible institution;

•	a properly completed and duly executed ADS Notice of Guaranteed Delivery, substantially in the form made available by us, is received by the ADS Centralizing Agent as provided below on or prior to the expiration of the initial acceptance period; and

•	the ADRs for all tendered Arcelor ADSs or a confirmation of a book-entry transfer of all such ADSs into the ADS Centralizing Agent’s account at DTC as described above, in proper form for transfer, together with a properly completed and duly executed ADS Letter of Transmittal or a manually executed copy, with any required Medallion signature guarantee or, in the case of a book-entry transfer, an agent’s message and all other documents required by the ADS Letter of Transmittal, are received by the ADS Centralizing Agent within three NYSE trading days after the date of execution of such ADS Notice of Guaranteed Delivery.

The ADS Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the ADS Centralizing Agent. The ADS Notice of Guaranteed Delivery must in all cases include a Medallion guarantee by an eligible institution in the form set forth in such notice. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the ADS Centralizing Agent.

Partial Tenders.  If you wish to tender fewer than all of your Arcelor ADSs that you deliver to the ADS Centralizing Agent, you should indicate this in the ADS Letter of Transmittal by filling in the number of ADSs that are to be tendered in the column entitled “Number of Arcelor ADSs Tendered” in the box entitled “Description of Arcelor American Depositary Shares (ADSs) Tendered.” In such case, a new ADR for the remainder of the Arcelor ADSs will be sent to the person(s) signing such ADS Letter of Transmittal, or delivered as such person(s) properly indicate(s) thereon, as promptly as practicable following the date the tendered ADSs are accepted for payment.

If you do not specify otherwise in the ADS Letter of Transmittal, Mittal Steel will assume that you intend to tender all of the ADSs that you deliver to the ADS Centralizing Agent. In the case of partial tenders, Arcelor ADSs not tendered will not be reissued to a person other than the registered holder.

Centralization Procedures and Publication of Results of the Offer

The following centralization procedures, which have been established in coordination with the common security depositaries, will apply:

•	for Arcelor shares and Convertible Bonds held through a direct participant of Clearstream Banking, société anonyme, Luxembourg (“Clearstream Luxembourg”) or Euroclear Bank, each of the financial intermediaries that is a member of Clearstream Luxembourg or Euroclear Bank and has received one or more tenders will notify such tenders broken down per offer (the Primary Offer, each of the Secondary Offers and the offer for the Convertible Bonds) to Clearstream Banking or Euroclear Bank, respectively, which in turn will pass on this information to the Luxembourg Centralizing Agent (as defined below);

•	for Arcelor shares and Convertible Bonds held through a direct participant of Euroclear France S.A. (“Euroclear France”), each of the financial intermediaries that is a member of Euroclear France and has received one or more tenders will notify such tenders broken down per offer (the Primary Offer and each of the Secondary Offers) to the French Centralizing Agent (as defined below) and credit the tendered Arcelor securities to an account opened with Euroclear France in the name of the French Centralizing Agent;

•	for Arcelor shares and Convertible Bonds held through a direct participant of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. (“Iberclear”), each of the financial intermediaries that is a member of Iberclear and has received one or more tenders will notify such tenders broken down per offer (the Primary Offer and each of the Secondary Offers) to the Spanish Centralizing Agent (as defined below);

•	for Arcelor shares and Convertible Bonds held through a direct participant of CIK S.A./N.V. (“Euroclear Belgium”), each of the financial intermediaries that is a member of Euroclear Belgium and has received one or more tenders will notify such tenders broken down per offer (the Primary Offer and each of the Secondary Offers) to the Belgian Centralizing Agent (as defined below) and credit the tendered Arcelor securities to an account opened with Euroclear Belgium in the name of the Belgian Centralizing Agent; and

•	for Arcelor ADSs held in the form of ADRs (as defined below), the ADR holder, and for Arcelor ADSs held in book-entry form through a participant of The Depository Trust Company (DTC), each of the financial intermediaries that is a participant of DTC and has received one or more orders, must submit them to the ADS Centralizing Agent (as defined below).

All the financial intermediaries listed above must report tenders received per type of offer (and subsequent withdrawals, if any) to the relevant Centralizing Agent by close of business on the third Business Day following the end of the initial acceptance period, as per the instructions given by such relevant Centralizing Agent (which may, in particular, provide for a shorter deadline).

The above tender (and withdrawal) information received by the Centralizing Agents, as well as by Arcelor in its capacity as share registrar, must be notified by the Centralizing Agents and Arcelor, respectively, to the Global Centralizing Agent by close of business on the fourth Business Day following the end of the initial acceptance period.

Once all of the tender information relating to the European Offer and the U.S. Offer has been centralized by the Global Centralizing Agent in the manner described above, the Global Centralizing Agent shall complete the pro-ration and allocation procedures (see “—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Pro-Ration and Allocation Procedures”) and calculate the results of the Offer, broken down by type of offer. The Global Centralizing Agent will notify such results to the Centralizing Agents, which will then notify them to the competent authorities in their respective jurisdictions within eight Business Days following the expiration of the initial acceptance period of the Offer.

The final results of the Offer are expected to be published approximately nine Business Days following the expiration of the initial acceptance period of the Offer, in a coordinated manner in all the jurisdictions involved, in the manner described below:

•	in Luxembourg, by Mittal Steel through a press release;

•	in Belgium, by Mittal Steel through publication in a newspaper of national circulation;

•	in Spain, by the CNMV through a posting on its website (followed by a publication in the Listing Bulletins (Boletines de Cotización) of the Spanish Stock Exchanges);

•	in France, by Mittal Steel through a press release, as well as through a posting on the AMF’s and Mittal Steel’s respective websites and through publication in Euronext Paris’ notices; and

•	in the United States, by Mittal Steel through a press release.

In the event that the initial acceptance period is extended as described in “—Terms and Conditions—Expiration Date” below, the above steps (including the centralization of tenders by the Centralizing Agents and the Global Centralizing Agent, the completion of the pro-ration and allocation procedures, the notification of the results to the Centralizing Agents and the securities authorities) and the actual settlement of the Offer shall be postponed until after the end of the extended initial acceptance period.

On the settlement date of the Offer, the New Mittal Steel Shares to be delivered to, and the cash consideration to be paid to, tendering ADS holders will be transferred to the ADS Centralizing Agent for delivery and payment to the ADS holders as described below in “—Delivery of New Mittal Steel Shares and Cash.” Such New Mittal Steel Shares shall first be credited to the New York Share register of Mittal Steel maintained by The Bank of New York, as New York registrar and paying agent for Mittal Steel, for entry into Mittal Steel’s New York Share register.

The Global Centralizing Agent and the Centralizing Agents are:

(i)	Société Générale (the “Global Centralizing Agent”), which may be contacted by e-mail at tender.cent@socgen.com and by fax at +33.2.51.85.56.14;

(ii)	Luxembourg: HSBC Trinkaus (the “Luxembourg Centralizing Agent”);

(iii)	France: Société Générale (the “French Centralizing Agent”);

(iv)	Belgium: Bank Degroof (the “Belgian Centralizing Agent”);

(v)	Spain: Caja Madrid Bolsa (the “Spanish Centralizing Agent”); and

(vi)	Worldwide for Arcelor ADSs: The Bank of New York (the “ADS Centralizing Agent”).

Validity of Transfers

In tendering Arcelor securities, each holder and, in the case of Spain, each financial intermediary that is a member of Iberclear and submits tender orders, will be deemed to represent and warrant that it has full power and authority to tender, sell, assign and transfer its Arcelor securities (and any distributions) and that it tenders good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim.

In tendering Arcelor securities, each holder will also be deemed to represent and warrant that it is able to tender its Arcelor securities in the Offer under the applicable laws and regulations of the jurisdiction in which it is located.

Acceptance and Return of Arcelor Securities

In the event that the Offer is not withdrawn or, subject to applicable regulations, does not lapse, Mittal Steel will be deemed to have accepted Arcelor securities validly tendered on the expiration date of the initial acceptance period, as set forth in the final results of the Offer published in the manner described in “—Procedures for Tendering Arcelor Securities.” Title to the Arcelor securities shall pass to Mittal Steel on the settlement date. Thereafter, the ADSs will be presented to the Arcelor Depositary for cancellation by the ADS Centralizing Agent to withdraw the underlying shares, which will be transferred to Mittal Steel’s account.

Subject to the terms and conditions of the Offer, the Offer consideration (i.e., New Mittal Steel Shares and/or cash) will be transferred on the settlement date to the account of the financial intermediaries that tendered the Arcelor shares and Convertible Bonds and to the ADS Centralizing Agent with respect to tendered Arcelor ADSs. The Offer consideration will subsequently be transferred to the accounts of the Arcelor securityholders as described below. No interest shall be paid on the Offer consideration in the event of any reasonable delay in payment thereof.

If any Arcelor securities tendered in accordance with the instructions set forth in the Offer materials are not accepted for exchange pursuant to the terms and conditions of this Offer, we will cause those Arcelor securities to be returned in accordance with the procedures outlined in such materials.

Delivery of New Mittal Steel Shares and Cash

In the event that the Offer is not withdrawn or, subject to applicable regulations, does not lapse, the Global Centralizing Agent will deliver New Mittal Steel Shares and cash to the financial intermediaries that tendered the Arcelor securities and the ADS Centralizing Agent promptly following the publication of the final results of the Offer in the manner described in paragraph “—Acceptance and Return of Arcelor Securities.”

The results of the Offer should be published approximately nine Business Days following the expiration of the initial acceptance period of the Offer in the manner described in paragraph “—Acceptance and Return of Arcelor Securities” above, once all tenders received by the Centralizing Agents have been centralized by the Global Centralizing Agent and the allocation and pro-ration procedures described in section “—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Shares—Pro-Ration and Allocation Procedure” above have been completed. If the Offer is consummated, the final settlement date for the Offer shall be set in accordance with the requirements of the European Regulators rather than U.S. practice at a date which shall take place within thirteen Business Days following the expiration of the initial acceptance period of the Offer (or, in the event that the initial acceptance period has been extended, the expiration of the extended initial acceptance period), i.e., approximately four Business Days after the publication of the results of the Offer (see “—Procedures for Tendering Arcelor Securities”) in order to allow for the allocation of the Offer consideration on a per account basis by each financial intermediary concerned. The settlement date shall be the same for the European Offer and the U.S. Offer.

On the settlement date of the Offer, as described in “Description of Mittal Steel’s Share Capital—New Class A Common Shares,” the New Mittal Steel Shares will be issued by way of a private deed pursuant to a resolution of the Board of Directors of Mittal Steel. All Dutch law formalities with respect to the issuance of the New Mittal Steel Shares can be completed on the same day (see “Description of Mittal Steel’s Share Capital—New Class A Common Shares”).

Arcelor Shares and Convertible Bonds

On the settlement date, delivery of the New Mittal Steel Shares in exchange for Arcelor shares and Convertible Bonds tendered through Euroclear Belgium, Euroclear France, Clearstream Luxembourg, Euroclear Bank and Iberclear will take place through the book-entry facilities of Euroclear Nederland, with which the New Mittal Steel Shares will be deposited. The New Mittal Steel Shares will be credited, on the same day, to the accounts of (i) Euroclear Bank, which then will credit the respective accounts of Euroclear Belgium, which in turn will credit the account of the Belgian

Centralizing Agent; Euroclear France, which in turn will credit the account of the French Centralizing Agent; and its other participants, (ii) Clearstream Luxembourg (through its custodian), and (iii) Iberclear, which in turn will credit the account of the Spanish Centralizing Agent, in each case, pro rata the number of Arcelor shares and Convertible Bonds tendered through each of them. The cash portion of the Offer consideration to be paid in exchange for Arcelor shares and Convertible Bonds tendered through Euroclear Belgium, Euroclear France, Clearstream Luxembourg, Euroclear Bank and Iberclear will be deposited with the Centralizing Agents on the settlement date of the Offer at the latest.

The New Mittal Steel Shares will be delivered, and the cash consideration will be paid, to holders of Arcelor shares and Convertible Bonds in exchange for their Arcelor shares and Convertible Bonds, as the case may be, in the following manner, which has been established in coordination with the common security depositaries:

(i)	for Arcelor shares and Convertible Bonds held through a direct participant of Clearstream Luxembourg or Euroclear Bank, the Luxembourg Centralizing Agent will, on the settlement date, (a) instruct Clearstream Luxembourg and Euroclear Bank to deliver the New Mittal Steel Shares to their respective participants’ accounts, and (b) pay the cash consideration to Clearstream Luxembourg and Euroclear Bank, which will credit their respective participants’ accounts. Such financial intermediaries will then make the appropriate credits to the accounts of the relevant Arcelor securityholders;

(ii)	for Arcelor shares and Convertible Bonds held through a direct participant of Euroclear France, the French Centralizing Agent will, on the settlement date, deliver the New Mittal Steel Shares and pay the cash consideration to the financial intermediaries that are participants in Euroclear France and that have notified one or more tenders. Such financial intermediaries will then make the appropriate credits to the accounts of the relevant Arcelor securityholders;

(iii)	for Arcelor shares and Convertible Bonds held through a direct participant of Iberclear, the Spanish Centralizing Agent will, on the settlement date, deliver the New Mittal Steel Shares and pay the cash consideration to the financial intermediaries that are participants in Iberclear and that have notified one or more tenders. Such financial intermediaries will then make the appropriate credits to the accounts of the relevant Arcelor securityholders;

(iv)	for Arcelor shares and Convertible Bonds held through a direct participant of Euroclear Belgium, the Belgian Centralizing Agent will, on the settlement date, deliver the New Mittal Steel Shares and pay the cash consideration to the financial intermediaries that are participants in Euroclear Belgium and that have notified one or more tenders. Such financial intermediaries will then make the appropriate credits to the accounts of the relevant Arcelor securityholders; and

(v)	if a shareholder tendering his or her Arcelor shares is registered directly in Arcelor’s shareholders’ register, the New Mittal Steel Shares to be delivered to such shareholder will be directly registered in his or her name in Mittal Steel’s shareholders’ register (and the cash consideration paid to the bank accounts notified by such shareholder to Arcelor, in its capacity as share registrar, of which Arcelor shall notify the Global Centralizing Agent) upon delivery of his or her Arcelor shares to Mittal Steel.

Arcelor ADSs

On the settlement date, the portion of the New Mittal Steel Shares to be delivered and the portion of the cash portion of the Offer consideration to be paid in exchange for Arcelor ADSs tendered through the ADS Centralizing Agent will be deposited with the ADS Centralizing Agent. The New Mittal Steel Shares will be delivered and cash will be paid to holders of Arcelor ADSs by the ADS Centralizing Agent. Arcelor ADS holders will receive the U.S. dollar equivalent of any cash consideration, calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date, less any required withholding taxes and without interest thereon.

Arcelor ADRs.  If you tendered your ADSs by delivering an ADR as described above under “—Procedures for Tendering Arcelor Securities—Procedures for Tendering Arcelor ADSs—Arcelor American Depositary Receipts,” you will receive a check for any cash consideration you are allotted and you will receive a certificate for any New Mittal Steel Shares, listed on the NYSE, you are allotted.

Arcelor ADSs in Book-Entry Form.  If you tendered your ADSs by following the procedure described in “—Procedures for Tendering Arcelor Securities—Procedures for Tendering Arcelor ADSs—Arcelor ADSs in Book-Entry Form,” you will receive any cash consideration you are allotted as well as any New Mittal Steel Shares, listed on the NYSE, you are allotted, in book-entry form.

Source and Amount of Funds

Guarantee of Cash Component of the Offer

In accordance with Article 3, first paragraph, 2° of the Belgian Royal Decree of November 8, 1989, relating to takeover bids and to the change of control of companies, and with Article 11 of the Spanish Royal Decree 1197/1991 of July 26 on the Regulation of Takeover Bids, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (also known as “Rabobank”), acting through its Belgian and Spanish Branches, has or will irrevocably and unconditionally guaranteed the Cash Portion of the Offer to be paid to shareholders tendering their shares in Belgium and Spain, up to an amount of €8.460 billion.

Acquisition Financing Agreements

On January 30, 2006, Mittal Steel entered into a new €5 billion (approximately $6.1 billion) credit agreement (as amended and restated on February 3, 2006, February 17, 2006, May 10, 2006, May 23, 2006, and June 7, 2006) with HSBC Bank plc, as facility agent; Citigroup Global Markets Limited, Goldman Sachs International, SOCIETE GENERALE Corporate & Investment Banking, Commerzbank Aktiengesellschaft, Credit Suisse (an affiliate of Credit Suisse Securities (USA) LLC) and HSBC Bank plc, as mandated lead arrangers; certain financial institutions as original lenders and subsequent lenders; and Rabobank as the issuing bank (the “Initial Acquisition Financing Agreement”).

On May 23, 2006, Mittal Steel entered into a new €2.8 billion (approximately $3.4 billion) credit agreement (as amended and restated on June 7, 2006) with HSBC Bank plc, as facility agent, Citigroup Global Markets Limited, Goldman Sachs International, SOCIETE GENERALE Corporate & Investment Banking, Commerzbank Aktiengesellschaft, Credit Suisse (an affiliate of Credit Suisse Securities (USA) LLC) and HSBC Bank plc, as original mandated lead arrangers, Caja de Ahorros y Monte de Piedad de Madrid, The Royal Bank of Scotland plc and Lloyds TSB Bank plc as subsequent mandated lead arrangers, certain financial institutions as original lenders and subsequent lenders and Rabobank as the issuing bank (the “Additional Acquisition Financing Agreement” and, together with the Initial Acquisition Financing Agreement, the “Acquisition Financing Agreements”). The terms and conditions of the Additional Acquisition Financing Agreement are substantially the same as those of the Initial Acquisition Financing Agreement, other than its term.

The Acquisition Financing Agreements are unsecured and make available acquisition finance facilities of up to €5 billion (approximately $6.1 billion) in the case of the Initial Acquisition Financing Agreement and €2.8 billion (approximately US$3.4 billion) in the case of the Additional Acquisition Financing Agreement. The purpose of each Acquisition Financing Agreement is to partially finance the Cash Portion of the Offer (or, in accordance with the terms of the Acquisition Financing Agreements, to cash collateralize the indemnity obligations of Mittal Steel to Rabobank as guarantor of the Cash Portion of the Offer in an amount up to €4.875 billion in the case of the Initial Acquisition Financing Agreement and €2.755 billion in the case of the Additional Acquisition Financing Agreement) and the transaction costs relating thereto. Each agreement has a “certain funds” clause that allows Mittal Steel to draw down the funds subject only to essentially documentary conditions that have already been satisfied or are within Mittal Steel’s control. The portion of the facilities (if any) that is not used for the Cash Portion of the Offer (or for cash collateral) and related costs can be used to refinance existing indebtedness of Arcelor. The Additional Acquisition Financing Agreement will be utilized subsequent to the utilization of the facilities under the Initial Acquisition Financing Agreement.

The increase in the Cash Portion of the Offer in excess of €7,630 billion will be the subject of additional guarantees issued by Rabobank on behalf of Mittal Steel. Mittal Steel’s reimbursement and counter-indemnity obligations to Rabobank under these guarantees will be cash collateralized.

The Initial Acquisition Financing Agreement comprises three term facilities of equal amount, being a 364-day term facility, which can be extended by 364 days, a three-year term facility and a five-year term facility. Interest is payable at EURIBOR or LIBOR plus a margin, based on a rating grid ranging from 0.475% to 0.925%. At Mittal Steel’s current ratings, the margins for the three maturities would amount to 0.533%, 0.583% and 0.633%, respectively.

The Additional Acquisition Financing Facility Agreement contains a single term facility to be repaid on December 15, 2006, which can be extended by 364 days. Interest is payable at EURIBOR or LIBOR plus a margin, based on a rating grid ranging from 0.475% to 0.75%. At Mittal Steel’s current ratings, the margin would amount to 0.533%.

Assuming the Offer is successful and Mittal Steel draws down on these facilities, Mittal Steel will have interest payments to make at the end of each interest period, as well as significant principal repayments to make on December 15, 2006 and at the end of the 364-day term (unless those facilities are extended by 364 days), year three and year five. Such interest and principal repayments will be made out of existing resources, cash flow and/ or refinancing of the facilities. As of December 31, 2005, Mittal Steel’s cash and cash equivalents, restricted cash ($100 million) and short-term investments, amounted to $2.1 billion, and as of March 31, 2006, amounted to approximately $2.2 billion. In addition, Mittal Steel, including its operating subsidiaries, had available borrowing capacity under existing debt facilities of $1.5 billion as of December 31, 2005 and $2.3 billion as of March 31, 2006.

Arcelor is not assuming any debt incurred by Mittal Steel to finance the Offer or guaranteeing the financing of the Offer, and there is no covenant that would require Arcelor to become a guarantor of the debt incurred pursuant to the Acquisition Financing Agreements. Upstream dividends from Arcelor may be used following completion of a successful Offer as part of the debt servicing cash flow. Mittal Steel has guaranteed the obligations of all borrowers under the Acquisition Financing Agreements but neither it nor any of its subsidiaries has granted security over any of its assets or the assets of any of its subsidiaries in favor of the lenders in respect of the obligations under the Acquisition Financing Agreements. Mittal Steel is not required to grant security over any shares it obtains in Arcelor pursuant to the Acquisition Financing Agreements and it has no intention to do so.

The terms and conditions of the Acquisition Financing Agreements are customary for these types of facilities, and the material terms of the agreements are summarized herein. For example, each Acquisition Financing Agreement includes customary negative covenants, subject to exceptions, which restrict Mittal Steel’s ability to carry out certain transactions, such as:

•	the creation by the Mittal Steel group of security interests on its assets;

•	the disposal by any member of the Mittal Steel group of all or any part of its assets, subject to certain exceptions that include the contemplated sale of shares of Dofasco to ThyssenKrupp;

•	the incurrence by Mittal Steel subsidiaries of financial indebtedness above a certain amount; and

•	the merger, demerger or amalgamation of certain members of the Mittal Steel group that are obligors under the Acquisition Financing Agreement, other than with another member of the Mittal Steel group or where the surviving entity is bound by the obligations of that obligor under the Acquisition Financing Agreement.

The first three of the negative covenants listed above would apply to Arcelor from the settlement date of the Offer, assuming Mittal Steel acquires more than 50% of the voting rights of Arcelor. The last of the negative covenants listed above would apply to Arcelor in the event that it becomes an additional borrower (and, thus, an obligor) under the relevant Acquisition Financing Agreement following the settlement date of the Offer. (If Arcelor becomes a wholly-owned subsidiary of Mittal Steel, Arcelor could become an additional borrower in the event that it wished to borrow funds available to the Mittal Steel group under the Acquisition Financing Agreements.) Each agreement provides for a “clean up” period, during which Mittal Steel will have a period commencing on the first settlement date and ending on the date falling 90 days after the final settlement date during which Mittal Steel will not be in default if the aggregate of Arcelor’s existing financial indebtedness exceeds the amount permitted under the agreement.

Each Acquisition Financing Agreement also includes customary positive covenants relating to Mittal Steel during and following the Offer requiring, among other things and subject to certain exceptions, that:

•	each member of the Mittal Steel group that is an obligor under the agreement obtain, maintain and comply with the terms of any authorization required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, the agreement and certain related documents;

•	each member of the Mittal Steel group comply with all laws to which it is subject where the failure to so comply has, or is reasonably likely to have, a material adverse effect (as defined in the agreement);

•	each member of the Mittal Steel group that is an obligor under the agreement ensure that its payment obligations under the agreement and certain related documents rank at least pari passu with all its other present and future unsecured payment obligations, except for those obligations mandatorily preferred by law applying to companies generally;

•	Mittal Steel ensure that no material change is made to the general nature of its business or that of its group (including Arcelor following a successful Offer);

•	each member of the Mittal Steel group comply with all environmental laws and approvals applicable to it, where the failure to do so has, or is reasonably likely to have, a material adverse effect or result in liability for a finance party (as defined in the agreement);

•	each obligor and each material subsidiary insure its business and material assets with reputable independent insurance companies or underwriters to such an extent and against those risks as is usual for companies carrying on the same or a substantially similar business;

•	Mittal Steel provide the facility agent, among other documents, with copies of specified audited annual and unaudited interim financial statements for itself and, in the case of audited annual financial statements, each member of the Mittal Steel group that is an obligor under the agreement; and

•	Mittal Steel supply the facility agent with a compliance certificate with each set of its annual and interim financial statements sent to the facility agent, setting forth its compliance with the financial covenants under the agreement described below.

In the event that Arcelor becomes an additional borrower under an Acquisition Financing Agreement following the settlement date of the Offer, the positive covenants in the agreement that apply to obligors would apply to Arcelor. In addition, following the settlement date of the Offer, if Mittal Steel were to control more than 50% of the voting rights of Arcelor, Arcelor would become a member of the Mittal Steel group and the positive covenants in the agreement that apply to members of the Mittal Steel group would apply to Arcelor. Moreover, following the settlement date of the Offer, it is likely that Arcelor would qualify as a material subsidiary under the terms of the Acquisition Financing Agreements, and any positive covenants listed above that apply to material subsidiaries of Mittal Steel would apply to Arcelor.

In addition to the positive covenants listed above, Mittal Steel has agreed, with respect to the Offer and subject to obtaining the required consents to do otherwise, to comply with its obligations with respect to the Offer; to make regulatory filings promptly in connection with the Offer; to ensure that the Offer documentation filed with the various regulatory authorities is consistent with the drafts of such materials delivered to the original mandated lead arrangers prior to the first drawdown of funds; not to release information concerning the original mandated lead arrangers or lenders by press release without previously consulting with the original mandated lead arrangers and facility agent (unless required by law to do so); not to amend, waive or vary the terms of the Offer; to request a drawing under the Refinancing Agreement in order to refinance the 2005 Bridge Finance Facility (on or prior to the first settlement date); and to ensure that all conditions to the Offer have been satisfied. The Acquisition Financing Agreements contain no obligation to sell Dofasco or to restructure the Mittal Steel group following settlement of the Offer, although Mittal Steel is permitted to do so.

Finally, each Acquisition Financing Agreement includes customary financial covenants requiring Mittal Steel to ensure that the ratio of its consolidated total net borrowings to consolidated EBITDA (as defined therein) is not greater than 2.5 to 1 and that the ratio of its consolidated EBITDA to its consolidated net interest payable is greater than 4 to 1.

The Acquisition Financing Agreements contain no restrictions on the payment of dividends by Mittal Steel or the members of its group.

In addition to the customary covenants described above, each Acquisition Financing Agreement provides for mandatory pre-payment in whole or part in certain circumstances, including:

•	a change of control of Mittal Steel (as defined therein, which includes the Mittal family ceasing to hold more than 35% of the voting rights of Mittal Steel);

•	the sale of shares or assets of Arcelor (other than a sale of the Dofasco shares to ThyssenKrupp) and, in the case of assets, where the proceeds are in excess of €50 million;

•	the sale of certain assets (excluding the Arcelor shares) by any member of the Mittal Steel group (excluding members of the Arcelor group), where the proceeds are not less than $200 million;

•	the borrowing by any member of the Mittal Steel group under any new loan facility, subject to exceptions including financial indebtedness the proceeds of which, when aggregated with the proceeds of any debt securities described immediately below which are not applied in prepayment of the facility, are less than $750 million; and

•	the issuance, in certain cases, of equity or debt securities by any member of the Mittal Steel group, where the proceeds of such issuance are not less than $250 million and $750 million, respectively (in the case of debt securities, when aggregated with the proceeds of any loan facility described immediately above which are not applied in prepayment of the facility), or the issuance of debt securities issued to refinance amounts outstanding under the Additional Acquisition Financing Agreement.

Each Acquisition Financing Agreement also contains events of default customary for facilities of this nature including the following:

•	the failure of an obligor to pay, interest and other amounts unless remedied within five business days of when due (if such non-payment was due to technical or administrative error);

•	the failure of Mittal Steel to comply with any covenant under the agreement;

•	the failure of an obligor to comply with any other term of the agreement and related documentation, unless remedied within 21 days of notice of the breach by the facility agent to Mittal Steel or of the obligor becoming aware of the non-compliance;

•	if a representation made or repeated by an obligor is materially incorrect;

•	with respect to any obligor or material subsidiary of Mittal Steel, the cross acceleration of other indebtedness having an aggregate outstanding principal amount of $50 million or its equivalent;

•	the bankruptcy or insolvency of an obligor or material subsidiary of Mittal Steel;

•	the cessation of, or the threat of cessation of, the business of an obligor or a material subsidiary of Mittal Steel;

•	the unenforceability of the agreement and related documentation; and

•	if an obligor is not, or ceases to be, a subsidiary of Mittal Steel.

Refinancing Agreement

Concurrently with the Initial Acquisition Financing Agreement, Mittal Steel entered into a €3 billion (approximately $3.7 billion) credit agreement with HSBC Bank plc, as facility agent; Citigroup Global Markets Limited, Goldman Sachs International, SOCIETE GENERALE Corporate & Investment Banking, Commerzbank Aktiengesellschaft, Credit Suisse (an affiliate of Credit Suisse Securities (USA) LLC) and HSBC Bank plc, as mandated lead arrangers; and certain financial institutions as original lenders and subsequent lenders (as amended and restated on February 17, 2006, May 10, 2006, May 23, 2006 and June 7, 2006 the “Refinancing Agreement”).

The purpose of the Refinancing Agreement is to refinance the amounts outstanding under the 2005 Bridge Finance Facility. As of December 31, 2005, the 2005 Bridge Finance Facility was fully drawn. One of the terms of the 2005 Bridge Finance Facility is that if Mittal Steel enters into a new loan such as the Initial Acquisition Financing Agreement, the proceeds of such loan must be used to refinance the 2005 Bridge Finance Facility. As a result, the €3 billion (approximately $3.7 billion) available under the Refinancing Agreement must be drawn first to repay the 2005 Bridge Finance Facility, before any amounts are drawn on the Initial Acquisition Financing Agreement. After repayment of the 2005 Bridge Finance Facility, Mittal Steel may also utilize the facilities under the Refinancing Agreement to refinance existing indebtedness of the Mittal Steel group, which will include Arcelor if Mittal Steel acquires more than 50% of the voting rights of Arcelor. The amount remaining under the Refinancing Agreement after the repayment of the 2005 Bridge Finance Facility will depend on the $/€ exchange rate at that time. For example, at an exchange rate of 1.2 $/€, there would be $100 million remaining.

The Refinancing Agreement contains three facilities of equal amount with maturities that are similar to those of the Initial Acquisition Financing Agreement. Interest is also payable at EURIBOR or LIBOR plus a margin, based on the same rating grid as that of the Initial Acquisition Financing Agreement.

The terms and conditions of the Refinancing Agreement are customary for these types of facilities and are substantially the same as those of the Acquisition Financing Agreements set out above, except for the Offer-related covenants and the requirement noted above that the Refinancing Agreement be drawn to repay the 2005 Bridge Finance Facility prior to any draw down under the Initial Acquisition Financing Agreement.

Financing Brazilian Mandatory Offers

As noted in “—Required Purchase of Minority Shareholdings in Arcelor Brasil S.A. and Acesita S.A., Arcelor’s two Brazilian Subsidiaries,” upon completion of the Offer, Brazilian law will require Mittal Steel to offer to purchase all of the outstanding voting shares of Arcelor’s two Brazilian subsidiaries, Arcelor Brasil and Acesita. The financing for these Brazilian mandatory offers has no effect on the financing of the Offer. Such mandatory offers will be financed out of one or more of existing resources, cash flow and proceeds of new financings.

Impact of Offer on Financing

It is possible that some of Arcelor’s outstanding debt may require refinancing following completion of the Offer, although Mittal Steel has not had access to all the information it needs to assess whether change-of-control provisions exist or would be triggered. In addition, certain of Mittal Steel’s outstanding debt (including the $3.2 billion 2005 Credit Facility and the $800 million letter of credit facility but not including the Acquisition Financing Agreements or the Refinancing Agreement (which have a 35% threshold)) contain change-of-control provisions that would be triggered if the Mittal family’s voting rights in Mittal Steel were to decrease below 50%. The change-of-control provisions require Mittal Steel to offer to repay any outstanding debt and cancel available commitments, and the relevant lenders have the right to accept the offer of repayment on an individual basis. Mittal Steel does not expect that by that time and under those circumstances a significant number of its lenders would accept such prepayment offer and does not anticipate difficulty in refinancing the amounts held by any lenders that accept the offer.

Fees and Expenses

Except as set forth below, Mittal Steel will not pay any fees or commissions to any broker or other person soliciting tenders of Arcelor securities pursuant to the Offer.

Financial intermediaries will be paid a fee, net of tax, of €0.2 per Arcelor share tendered in the Offer, in a minimum amount of €10 per account and up to a maximum amount of €200 per account. This fee will not be paid in the event that the Offer is withdrawn, or, subject to applicable regulations, lapses.

Such fee will apply to Arcelor shares tendered for a financial intermediary’s own account.

If the Offer is withdrawn, all reasonable expenses incurred by Arcelor securityholders for the purpose of tendering Arcelor securities in the Offer, as well as the costs associated with the return of such Arcelor securities to such securityholders shall be borne by Mittal Steel.

Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and SG Americas Securities, LLC are acting as dealer managers in connection with the U.S. Offer and they or certain of their affiliates have provided certain financial advisory services to Mittal Steel in connection with the transactions. Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and SG Americas Securities, LLC and certain of their affiliates will receive reasonable and customary compensation for their services as financial advisors and dealer managers. We will indemnify the financial advisors and their affiliates against specified liabilities and expenses in connection with the Offer, including liabilities under the U.S. federal securities laws.

We have also retained D.F. King & Co., Inc. to act as information agent in connection with the Offer. The information agent may contact holders of Arcelor securities by mail, telephone, telex, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward these Offer materials to owners of Arcelor securities. The information agent will receive reasonable and customary fees for these services, plus reimbursement of out-of-pocket expenses.

We have retained The Bank of New York to act as ADS Centralizing Agent in connection with the U.S. Offer. We will pay the ADS Centralizing Agent reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses. We will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

We will indemnify the information agent and the ADS Centralizing Agent against certain liabilities and expenses in connection with the U.S. Offer, including liabilities under the U.S. federal securities laws.

Indemnification for liabilities under the U.S. federal securities laws may be unenforceable as against public policy.

The amount of all fees, costs and expenses incurred by Mittal Steel in connection with the Offer, including the fees and disbursements of its financial advisors, auditors, legal counsel and other advisors, and the fees and expenses associated with public relations and publicity and other transaction-related expenses, are estimated in the aggregate to be approximately $100 million. They will mainly be financed by drawings under the Acquisition Financing Agreement described in “—Source and Amount of Funds” above.

Listing of Mittal Steel Shares

Mittal Steel’s shares are currently listed on Euronext Amsterdam and the NYSE. Subject to the completion of the Offer, Mittal Steel will apply to list its class A common shares of European Registry on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, and the Spanish Stock Exchanges, in addition to its current listings on Euronext Amsterdam and the NYSE, with effect from the opening of trading on the respective exchanges on the settlement date of the Offer (except for Euronext Paris, on which Mittal Steel class A common shares will be listed with effect as from the opening of trading on the date following the announcement of the results of the Offer). To this effect, on the settlement date, the New Mittal Steel Shares will be credited to the accounts of Euroclear Bank and Iberclear opened with Euroclear Nederland on or before 8:00 a.m. and to the account of Clearstream Luxembourg (through its custodian) in order to allow for the concurrent listing of Mittal Steel shares on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges as from the opening of trading on the respective exchanges on the same day.

Delisting; Termination of Arcelor ADR Program; Possible Redemption of Convertible Bonds

If, as a result of the Offer, there is no longer an active trading market for the Arcelor shares and Convertible Bonds, these securities may no longer meet the requirements for continued listing of the security exchanges on which they are listed. To the extent permitted under applicable law and stock exchange regulations, Mittal Steel may petition to cause the delisting of the Arcelor shares and Convertible Bonds on such exchanges where they are admitted to trading. Any such petition for delisting would be subject to the approval of such exchanges. Furthermore, subject to the completion of the Offer, Mittal Steel intends to cause Arcelor to terminate its deposit agreement with respect to the Arcelor ADR program.

Delisting Arcelor securities after completion of the Offer will depend on the laws and regulations applicable to the stock exchanges where those Arcelor securities are currently listed. It is not possible to specify in advance the post-Offer residual minority shareholding percentage or trading volume that would either require or permit a delisting, since there is no bright-line minimum threshold for delisting under the laws of the jurisdictions where Arcelor securities are currently listed.

In Belgium, delisting of securities is subject to the approval of Euronext Brussels. The procedure is initiated by a delisting request submitted in writing by the issuer to Euronext Brussels. Euronext Brussels must then inform the CBFA, which has the right to oppose the delisting for investor protection reasons. Euronext Brussels determines the date on which the delisting of the securities becomes effective, and publishes that date as well as the conditions of delisting and any other relevant information relating thereto. Euronext Brussels may subject any delisting of securities to such additional requirements as it deems appropriate. A delisting does not trigger an obligation to launch an offer for the remaining outstanding shares.

In France, delisting of securities is subject to the approval of Euronext Paris. The procedure is initiated by a delisting request submitted in writing by the issuer to Euronext Paris. Euronext Paris must then inform the AMF, which has the right to oppose the delisting for investor protection reasons. Euronext Paris determines the date on which the delisting of the securities becomes effective, and publishes that date as well as the conditions of delisting and any other relevant information relating thereto. Euronext Paris may subject any delisting of securities to such additional requirements as it deems appropriate. A delisting does not trigger an obligation to launch an offer for the remaining outstanding shares.

In Luxembourg, delisting of securities is subject to the approval of the Board of Directors of the Luxembourg Stock Exchange (the “Board”) or by the body to which the Board has delegated such authority. The procedure is initiated by a delisting request submitted in writing by the issuer to the Board. The Board shall take the interests of the stock market, the investors, and, where applicable, the issuer into account, in considering such request. The Board may require that the announcement be made sufficiently early to allow adequate time between the announcement and the day of the definitive delisting, and may require the announcement to be published. A delisting does not trigger an obligation to launch an offer for the remaining outstanding shares.

In Spain, delisting of securities is subject to the approval of the CNMV. The procedure is initiated by a delisting request submitted in writing by the issuer to the CNMV, together with the resolution of the corporate body competent for taking such decision. The CNMV, having examined the procedures the issuer proposes to establish to protect the interests of the shareholders, may oppose the delisting or, for investor protection reasons, make it conditional upon the issuer launching an offer for the remaining shares. In such case, the offer would be open to all shareholders, irrespective of their country of residence, subject to any applicable local requirements. The price offered in this bid must consist of cash and be expressly authorized by the CNMV. The CNMV usually requires an appraisal report from an independent expert justifying the price.

Both holders of Convertible Bonds and Arcelor have early redemption rights with respect to the Convertible Bonds in certain circumstances. If neither Mittal Steel nor Arcelor provides a fairness opinion with respect to the Offer for Convertible Bonds, holders of Convertible Bonds may, during the 60 days following the closing of the Offer, request early redemption at the higher of (i) the principal amount of the Bonds plus accrued interest, and (ii) the value of the consideration paid in the Offer for Arcelor shares as of the closing date multiplied by the conversion / exchange ratio for the Convertible Bonds then in effect. Based on public statements by Arcelor, the conversion / exchange ratio is currently 1.027 and will be revised to 1.078 if the proposed dividend of €1.85 per share is actually paid. Under the terms and conditions of the Convertible Bonds, the required fairness opinion must be from an investment bank of international repute to the effect that the Offer for the Convertible Bonds is fair from a financial point of view to holders of Convertible Bonds. Mittal Steel has no obligation to arrange for such a fairness opinion and does not intend to do so. According to the terms and conditions of the Convertible Bonds, if Mittal Steel does not arrange for a fairness opinion, Arcelor is to “use its best efforts to obtain” such an opinion. Mittal Steel does not know if Arcelor plans to procure such an opinion.

If the Arcelor common shares are delisted from all regulated markets, holders of Convertible Bonds may request early redemption at a price equal to the Convertible Bonds’ principal amount plus accrued interest.

If less than 10% of the Convertible Bonds remain outstanding, Arcelor has the right to redeem all of the Convertible Bonds at their principal amount plus accrued interest.

Compulsory Acquisition

Mittal Steel intends to acquire all of Arcelor’s outstanding shares through the Offer. Should any shares remain outstanding after completion of the Offer, Mittal Steel will consider various options to acquire all of Arcelor’s remaining share capital, including through any available compulsory buy-out procedure, merger or other corporate reorganization.

As of May 22, 2006, Luxembourg law provides that following an offer made to all the holders of a Luxembourg company’s voting securities, the offeror may buy-out remaining securityholders at a “fair price” if such offeror has acquired 95% of the capital carrying voting rights and 95% of the voting rights of that Luxembourg company. Accordingly, if Mittal Steel held 95% or more of the capital and voting rights in Arcelor, Mittal Steel could require the remaining shareholders of Arcelor to sell their shares to Mittal Steel at a “fair price.” The price offered in the Offer would be considered a “fair price” in the buy-out proceedings if 90% of the Arcelor shares carrying voting rights were acquired in the Offer. The consideration paid in the buy-out proceedings must take the same form as the consideration offered in the Offer or consist solely of cash. Moreover, under Luxembourg law, a cash option should be offered to these remaining Arcelor shareholders. Finally, pursuant to Luxembourg law, the right to initiate such buy-out proceedings must be exercised within three months following the expiration of the initial acceptance period in the public offer or of the subsequent offering period, if any, depending on when the threshold is met.

If Mittal Steel were not to hold 95% or more of the capital and the voting rights of Arcelor following the Offer, Mittal Steel would consider other possible options to increase its shareholding in Arcelor. See “Intention of Mittal Steel Regarding Corporate Governance and Corporate Structure—Intentions Regarding Minority Buy-Out and Delisting.”

Treatment of Arcelor Stock Options

In the Memorandum of Understanding, Arcelor has reserved the right to accelerate the vesting of outstanding options to acquire its shares in connection with the Offer. The Memorandum of Understanding further provides that if the Offer is consummated, the existing options to acquire shares of Arcelor will be maintained so that option holders will continue to benefit from such options after the corporate restructuring discussed in “The Offer—Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure—Intentions Regarding Corporate Restructuring” above. In the event that such restructuring is not completed by June 30, 2007, Mittal Steel has agreed in the Memorandum of Understanding to put in place a liquidity mechanism that will allow the option holders, after the lapsing of applicable holding periods under tax laws and regulations, to exchange Arcelor shares resulting from the exercise of their stock options into Mittal Steel shares on the basis of the exchange ratio in the secondary exchange offer of the Offer.

Comparison of the Rights of Arcelor Shareholders and Mittal Steel Shareholders

You will receive Mittal Steel class A common shares if you tender your Arcelor securities in the Offer. There are numerous differences between the rights of a shareholder in Arcelor, a Luxembourg société anonyme, and the rights of a shareholder in Mittal Steel, a Dutch naamloze vennootschap. We urge you to review the discussion under “Comparison of Rights of Shareholders Under Luxembourg and Dutch Law” for a summary of these differences.

Accounting Treatment

The acquisition of the Arcelor securities will be accounted for by Mittal Steel using the purchase method under U.S. GAAP. Under the purchase method, the cost of the purchase will be based on the cash paid to Arcelor securityholders, the market value of the New Mittal Steel Shares issued to Arcelor securityholders and the direct transaction costs. In Mittal Steel’s consolidated financial statements, the cost of the purchase will be allocated to the Arcelor assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the cost over the amounts allocated being recognized as goodwill. This method may result in the carrying value of assets, including goodwill, acquired from Arcelor being substantially different from the former carrying values of those assets.

Financial Analysis of the Offer

Under the law and regulations applicable to the Offer made in various European jurisdictions, the Offer document must include a description of the financial terms of the Offer using a multi-criteria analysis. The principal sources of information and assumptions retained for the purpose of this valuation are presented below. Since this analysis has been made available to those holders of Arcelor securities eligible to participate in the Offer made in the various European jurisdictions in the European Offer document, the analysis is included in this prospectus. The analysis was performed solely in connection with the preparation of the European Offer document and was not prepared with a view towards disclosure in a U.S.-style document. This analysis was not relied on in any way by Mittal Steel in connection with establishing the consideration in the Offer.

Ordinary Shares of Arcelor

Basis for Assessing the Offer Value

Unless stated otherwise, the financial figures used herein have been derived from the consolidated accounts of Arcelor for the twelve months ended December 31, 2004, the nine and three months ended September 30, 2005 and twelve months ended December 31, 2005, as posted on Arcelor’s website. The following analyses have been prepared exclusively based on public information. Mittal Steel has not had access to Arcelor’s books, records or any other non-public information or its management team.

The number of Arcelor shares outstanding as at September 30, 2005 has been estimated from information contained in Arcelor’s 2005 third quarter report and is based on 639,774,327 shares issued and an average number of treasury shares of 25,561,531 during the period from June 30, 2005 to September 30, 2005.

Arcelor shares are listed on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges. Arcelor also has an unlisted ADR program in the United States. The market for the shares of Arcelor is liquid with average daily traded volume over the 12 months prior to the announcement of the Offer estimated at 5.1 million shares, which represents an estimated 0.8% of the fully-diluted share capital of Arcelor. Arcelor regularly reports to the market with regards to its financial performance, prospects and other developments and is frequently covered in reports of financial analysts. Accordingly, the share price can be assumed to reflect the publicly available information and be considered as a relevant valuation benchmark.

The closing price per Arcelor share on Euronext Paris on January 26, 2006, being the last trading day prior to the announcement of the Offer, was €22.22 (the “Arcelor Reference Share Price”). The closing price per Mittal Steel class A common share on the NYSE on June 23, 2006 was $32.17 (equivalent to €25.71 per share at an exchange rate of $1.2512 per €1.0).

The payment by Arcelor of a €1.85 dividend per share on May 29, 2006 does not affect the analysis of the value of the offer for Arcelor shares. This is due in particular to the fact that the value of Arcelor used as the basis for the analysis is the Arcelor trading price before January 27, 2006 (the date of the announcement of the Offer) or Arcelor’s consolidated net asset value on December 31, 2005, each of which includes the above-mentioned dividend.

Value of the Primary Offer

Under the terms of the Primary Offer, Arcelor shareholders will receive €150.60 cash and 13 New Mittal Steel Shares (subject to possible adjustments concerning the amount of cash and the number of shares offered as further described in “—Terms and Conditions of the Offer—Offer Scope and Consideration—Offer for Arcelor Securities”) for every 12 Arcelor shares held.

Based on the Mittal Steel Reference Price and the terms of the Primary Offer, before any adjustment:

•	the implied value of Arcelor shares is €40.40 (€27.85 + €12.55) and is, therefore, consistent with the price of the Secondary Cash Offer of €40.40 per share (the “Offer Value”); and

•	the implied exchange ratio is 1.5714 ((€27.85 + €12.55)/€25.71) and therefore consistent with the price of the Secondary Exchange Offer of 1.5714.

The terms of the Primary Offer have been analyzed on the basis of the assessment of the Secondary Cash Offer and the Secondary Exchange Offer, which are set out below.

In addition, the following table sets out the value per Arcelor share implied by the Primary Offer and related premia, based on historic share prices of both Arcelor and Mittal Steel.

Period	Share price Arcelor(9) (€)	Share price Mittal Steel(10) (€)	Implied offer value (€)	Implied premium (%)
Last trading day prior to the announcement(1)	22.22	26.45	41.20	85.4%
5-day weighted average(2)	21.59	25.16	39.81	84.4%
1-month weighted average(3)	21.53	23.99	38.54	79.0%
3-month weighted average(4)	20.70	23.03	37.50	81.2%
6-month weighted average(5)	19.52	22.85	37.30	91.1%
12-month weighted average(6)	18.18	22.80	37.25	104.9%
12-month high(7)	22.22	32.32	47.56	114.1%
12-month low(8)	15.12	18.41	32.49	114.9%

Notes:
Source:	Bloomberg

(1)	January 26, 2006
(2)	January 20, 2006 to January 26, 2006 (inclusive)
(3)	December 26, 2005 to January 26, 2006 (inclusive)
(4)	October 26, 2005 to January 26, 2006 (inclusive)
(5)	July 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2005 to January 26, 2006 (inclusive)
(7)	January 26, 2006 for Arcelor and February 25, 2005 for Mittal Steel
(8)	May 15, 2005 for Arcelor and June 24, 2005 for Mittal Steel
(9)	Based on Arcelor listing on Euronext Paris
(10)	Based on Mittal Steel listing on the NYSE, converted into euros by the average $/€ exchange rate for the relevant period

Between the date of initial announcement of the Offer (January 26, 2006) and June 23, 2006, the Mittal Steel share price decreased by 0.4% on the NYSE and decreased by 2.7% on Euronext Amsterdam. In comparison, within the same period, the S&P 500 index decreased by 2.3% and the AEX index decreased by 3.3%.

Between the date of initial announcement of the Offer (January 26, 2006) and June 21, 2006, the day on which Arcelor’s shares were suspended from trading, the Arcelor share price increased by 57.6% on Euronext Paris, by 59.8% on Euronext Brussels, by 62.1% on the Luxembourg Stock Exchange, and 57.8% on the Spanish Stock Exchanges. In comparison, within the same period, the CAC 40 index decreased by 2.1%, the LuxX increased by 11.4% and the IBEX35 increased by 2.4% and the Bel 20 decreased by 4.4%.

Between the date of initial announcement of the Offer (January 26, 2006) and June 21, 2006, the Arcelor average daily traded volume, measured in number of shares, increased by 88.9% on Euronext Paris, 84.3% on Euronext Brussels, 17.6% on Luxembourg Stock Exchange, and on the Spanish Stock Exchanges it decreased by 15.6% compared to average daily traded volume, measured in number of shares, over the period 12 months prior to the date of announcement of the Offer (January 26, 2006).

On the date of the initial announcement of the Offer, Arcelor’s share price increased by 28.4% from €22.22 to €28.54. In the period following the date of the initial announcement of the Offer, the volume weighted average offer value was €40.68, based on an average share price of Mittal Steel of €29.58 (based on the Mittal Steel share price on the NYSE between January 26, 2006 and May 18, 2006, converted into euros at the average US$/€ exchange rate for the relevant period). This represents a 30.9% premium to the volume weighted average share price of Arcelor of €31.08 (based on the Arcelor share price on Euronext Paris between January 26, 2006 and May 18, 2006).

Value of the Secondary Cash Offer

The value of the Secondary Cash Offer of €40.40 represents a premium of 81.8% over the Arcelor Reference Share Price. The Secondary Cash Offer can be assessed based on the following criteria:

Trading Prices

The table below summarizes the premium levels determined on the basis of the difference between trading prices of Arcelor on Euronext Paris before the announcement of the Offer and the value of the Secondary Cash Offer.

	Arcelor share price (€)	Implied premium to Offer Value of €40.40
Last trading day prior to the announcement(1)	22.22	81.8%
5-day weighted average(2)	21.59	87.1%
1-month weighted average(3)	21.53	87.6%
3-month weighted average(4)	20.70	95.2%
6-month weighted average(5)	19.52	107.0%
12-month weighted average(6)	18.18	122.2%
Last 12 months’ high(7)	22.22	81.8%
Last 12 months’ low(8)	15.12	167.2%

Arcelor	share price based on Euronext Paris
(1)	January 26, 2006
(2)	January 20, 2006 to January 26, 2006 (inclusive)
(3)	December 26, 2005 to January 26, 2006 (inclusive)
(4)	October 26, 2005 to January 26, 2006 (inclusive)
(5)	July 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2005 to January 26, 2006 (inclusive)
(7)	January 26, 2006
(8)	May 15, 2005

The table below summarizes (for the period indicated) the Arcelor average share price weighted by daily volumes on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges before the announcement of the Offer:

	Euronext Paris	Luxembourg Stock Exchange	Spanish Stock Exchanges	Euronext Brussels
5-day weighted average(1)	21.59	21.65	21.54	21.66
1-month weighted average(2)	21.53	21.59	21.48	21.69
3-month weighted average(3)	20.70	20.98	20.75	20.88
6-month weighted average(4)	19.52	19.98	19.55	19.75
12-month weighted average(5)	18.18	18.29	17.94	18.46
Last 12 months’ high(6)	22.22	22.10	22.28	22.28
Last 12 months’ low(7)	15.12	15.06	15.11	15.07

(1)	January 20, 2006 to January 26, 2006 (inclusive)
(2)	December 26, 2005 to January 26, 2006 (inclusive)
(3)	October 26, 2005 to January 26, 2006 (inclusive)
(4)	July 26, 2005 to January 26, 2006 (inclusive)
(5)	January 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2006
(7)	May 15, 2005

Consolidated Net Asset Value

The net asset value per share of Arcelor as of September 30, 2005 was approximately €22.20 (based on consolidated shareholders’ equity of €13,635 million, issued number of shares of 639.8 million and approximately 25.6 million treasury shares). On this basis, the Offer Value of €40.40 per Arcelor share represents a premium of 82.0% over the net asset value.

As of December 31, 2005, Arcelor net asset value per share was approximately €24.37 (based on consolidated shareholders’ equity of €15,109 million, 639.8 million issued shares and approximately 19.8 million treasury shares). On this basis, the Offer Value of €40.40 per Arcelor share represents a premium of 65.8% over the net asset value.

For information purposes, a comparison of price to book value of comparable companies has been included in the “Comparison of Listed Companies” section.

Comparison of Listed Companies

Valuations of listed companies in the steel industry are frequently compared on the basis of enterprise value to EBITDA (“EV/EBITDA”) and Price to Earnings per Share (“P/E”) multiples. EBITDA is defined as net income before interest, income taxes, depreciation and minority interest. Enterprise value corresponds to the aggregate of the equity market capitalization, net indebtedness and minority interests. Investments in associates and other financial assets are excluded from enterprise value as the income associated with these assets is generally not included in EBITDA. Unfunded or under-funded pension obligations are often treated as quasi debt. If net debt is adjusted for such pension obligations, if any, then EBITDA is typically also adjusted for pension expenses for the purpose of calculating comparable multiples. There is no generally accepted convention for these adjustments and market practice differs.

Arcelor is the second largest steel company in the world in terms of production capacity (Source: Metal Bulletin, April 2005). The majority of Arcelor’s operations are in Western Europe, which is considered a mature, developed steel market. The companies selected as comparable companies for the purpose of this analysis are all steel companies of significant size which operate in Western Europe and other developed countries such as the United States. In addition, Arcelor Brasil has been included to reflect the Brazilian exposure of Arcelor.

A number of steel manufacturing conglomerates have been excluded as a material part of their operations are not steel related.

Company	Non steel related operations
ThyssenKrupp	ThyssenKrupp is an industrial conglomerate with diverse activities unrelated to steel, including submarine and ship building, elevators and automotive components.

JFE	JFE is an industrial conglomerate with diverse activities unrelated to steel, including microelectronics, engineering for the energy sector and environmental solutions and urban development.

Nippon Steel Corp.	Nippon Steel is an industrial conglomerate with diverse activities unrelated to steel, including power supply, chemicals, urban development, construction and engineering.

Kobe Steel	Kobe Steel is an industrial conglomerate with diverse activities unrelated to steel, including titanium, welding equipment and consumables, machinery such as crushers, tire and rubber machines and plastic processing machines, power generation plants, as well as activities in infrastructure construction.

A number of other European and North American steel companies were considered, but excluded for the purpose of trading multiple analysis due to the unique features of their businesses which exhibit less comparability to Arcelor.

Company	Reasons for exclusion
Salzgitter	Salzgitter is a regional niche steel manufacturer. Besides its steel business, it owns 23% of French company Vallourec, a producer of steel tubes. This holding represented approximately 42% of Salzgitter’s equity market capitalization on January 26, 2006.

Svenskt Stal (SSAB)	SSAB is a Nordic focused niche producer of high strength sheets and quenched plate steels with high exposure to the booming mining equipment market, construction equipment and fuel-efficient automotive manufacturing sectors. The strong position in niche products gives SSAB greater pricing power and therefore higher and more sustainable margins and returns. SSAB is therefore not directly comparable to the major steel companies.

Rautaruukki	Rautaruukki is a company in a transition phase from a steel producer to a complete solutions provider for the construction and engineering sectors. As part of this transition, Rautaruukki has acquired companies active in construction systems and total delivery know-how, components for lifting, handling and transportation equipment. It is seeking to exit its long products business.

Nucor	Nucor is entirely focused on the US and exclusively produces steel via the EAF method.

In general, investors typically base investment decisions on future profitability, not on historical financial results. Particularly, in the steel industry, historical financial results are not regarded as a reliable indicator of future performance due to the cyclicality of the industry. In addition, historical financial results are often affected by non-recurring and exceptional elements. Public market investors and equity research analysts in the steel industry do not evaluate steel companies based on historical results. Consequently, 2005 was excluded from the analysis.

Analyses of the relative valuations of companies are based on expectations of the future financial performance of the companies involved. The companies selected are covered by financial analysts providing estimates of future financial performance. In the steel industry, 2006 and 2007 are currently regarded as the most relevant periods as investors are looking for future profitability and value future cash flows. The selected comparable companies are covered by numerous equity research analysts and consensus estimates for the periods 2006 and 2007 are widely available.

The table below summarizes the EV/EBITDA and P/E multiples for a sample of steel producers based on consensus EBITDA and EPS estimates derived from Institutional Brokers’ Estimate System (“IBES”) and calendarized to reflect a December 31 year end. For information purposes the price to book and EV/production multiples have also been summarized in the table below.

	Share price on 26 January 2006 (€)	Fully diluted equity market capitalisation (billions of €)	Enterprise value(1) (billions of €)	Multiple of estimated EBITDA(1)		Multiple of estimated EPS		2004 EV/ production (€/tonne)(3)	Price / Book
				2006	2007	2006	2007
Arcelor Brasil	10.50	7	7	4.3	3.8	7.4	6.6	797	1.9
Corus	0.91	4	5	3.9	3.8	9.6	9.4	276	0.8
Mittal Steel	26.45	19	26	5.1	4.7	6.9	6.2	395	2.3
Posco	173.83	15	13	3.2	2.8	5.9	5.4	431	1.0
Voest-Alpine	89.50	4	5	4.5	4.7	8.2	9.1	804	1.6
US Steel	45.89	6	7	4.9	5.2	10.5	11.8	360	1.5
Median Multiple				4.4	4.2	7.8	7.8	413	1.6
Implied Arcelor share price based on median multiple (€)(2)				28.53	25.66	25.94	23.79
Arcelor based on Offer Value				40.40	40.40	40.40	40.40
Implied Premium				41.6%	57.4%	55.7%	69.8%

The	companies presented in the table above report under different accounting standards; no adjustments have been made to correct for this.
Sources:	IBES estimates as of January 26, 2006, financial data based on last published financials as per January 26, 2006.

(1)	Enterprise values are adjusted for unfunded obligations and the amount by which the present value of future obligations exceeds the fair value of the assets of any funded plans related to pension and other post-retirement benefits. EBITDA is adjusted to exclude total pension expenses recognized during the last twelve-month period for which figures are available.
(2)	The implied Arcelor share price as a result of EV/EBITDA multiples is based on the implied enterprise value for Arcelor implied by these multiples, which is a result of multiplying the median multiple shown above and the estimated EBITDA for Arcelor (as per IBES consensus forecast). The implied Arcelor share price as a result of P/E multiples is based on a multiplication of the median multiple and the estimated EPS for Arcelor (as per IBES consensus forecast).
(3)	Source: Metal Bulletin April 2005; Mittal Steel and Arcelor based on company estimates; Arcelor adjusted to reflect full consolidation of CST transaction and Mittal Steel adjusted to reflect full consolidation of ISG and Kryvorizhstal.

Based on the value of the Secondary Cash Offer, Arcelor is valued at a premium of 41.6% and a premium of 57.4% to the equity value implied for Arcelor when applying the median of 2006 and 2007 EV/EBITDA, respectively, of a sample of steel producers. Arcelor is valued at a premium of 55.7% and a premium of 69.8% to the equity value implied for Arcelor when applying the median of 2006 and 2007 P/E multiples, respectively, of a sample of steel producers.

Analysis of Prior Transactions

The analysis of precedent transactions in the steel industry needs to take into account the point of the steel cycle at which a particular transaction has occurred. Due to the volatility of steel prices over the cycle and corresponding fluctuations in profitability, it is less meaningful to compare valuations over time based on traditional measures of profitability. Therefore, a comparison of precedent transactions based on price per ton of steel production is customary in the steel industry as it is a better reflection of the quality and earnings generation ability of the underlying asset base. Although the product mixture of steel produced may have an impact on the transaction valuation, the available information is too limited to make specific adjustments on that basis.

The selected transactions chosen all represent steel transactions of significant size in mature developed markets to reflect the fact that Arcelor’s main operations are in developed markets. In addition the selection of precedent steel transactions has been balanced by the inclusion of a Brazilian transaction to reflect the Brazilian exposure of Arcelor.

A majority of the selected transactions represent mergers of two companies involving a significant share component as part of the offer consideration to reflect the structure of the Offer.

The period from 1999 is a good and appropriate reference period for the steel cycle as it covers both strong periods (1999, 2004) and weak periods (2000, 2002) of steel pricing. Acquisitions that have occurred since 2004 have been considered, but not included as these were deemed not comparable to Arcelor for a number of reasons:

•	The acquisitions of Erdemir in Turkey (2005) and Kryvorizhstal in the Ukraine (2005) represented assets with significant exposure to the Ukrainian and Turkish markets attracting higher valuations than comparable transactions in developed markets due to their higher growth prospects. Arcelor is not present in these regions and has a significantly different growth profile. As a consequence, these transactions have been deemed not comparable.

•	Arcelor’s acquisition of Dofasco was not considered comparable as Dofasco has a high degree of vertical integration and is operating in the developed North American market. Dofasco’s position, with significant upstream exposure, makes this transaction not comparable to Arcelor.

•	In each of these transactions, the acquiror was considerably larger than the respective target company. Conversely, the combination of Mittal Steel and Arcelor is a merger of similar sized companies.

•	The consideration offered in these acquisitions was cash. The selling shareholders in these companies therefore did not participate in the future development of the acquired companies. In contrast, the Offer contains a significant share component as part of the consideration.

The table below shows the implied amount per ton of crude steel production for a sample of transactions in the steel industry. The enterprise value per LTM EBITDA (Last twelve months EBITDA) has been added as well for information purposes. Due to the volatility of steel prices over the cycle and corresponding fluctuations in profitability a comparison based on this metric has not been provided.

Year	Target	Acquiror	Enterprise Value/LTM(2) EBITDA	Enterprise Value/tonnes of steel production(1)
2004	International Steel Group	Ispat International	6.2	272
2004	CST	Arcelor	5.1	481
2001	Arbed	Usinor	5.0	337
2001	Aceralia	Usinor	4.6	260
1999	Koninklijke Hoogovens	British Steel	3.8	379

Median				337
Implied Arcelor share price (3)				17.50
Arcelor based on Offer Value				40.40
Implied premium				130.9%

The companies presented in the table above report under different accounting standards; no adjustments have been made to correct for this. Sources: Company filings, press releases and Datastream.

(1)	In US$ and adjusted for pension obligations. No adjustments for non-steel activities and cross-shareholdings have been made.
(2)	LTM means “last twelve months”
(3)	The implied Arcelor share price as a result of the EV/Tonnes multiples is based on the implied enterprise value for Arcelor implied by this multiple, which is a result of multiplying the median multiple of $337 per tonne shown above and the production of 50.7 million tonnes for Arcelor.

The amounts per tonne of production in precedent transactions may be compared to an implied amount per tonne of Arcelor 2004 production of $409 based on the Arcelor Reference Share Price and $715 based on the Offer Value, assuming a 2004 production for Arcelor of 50.7 million tonnes, pro forma for Arcelor’s acquisition of CST. The Offer Value represents a premium of 130.9% compared to the implied share price of Arcelor of €17.50 (The implied Arcelor share price as a result of the EV/Tonnes multiples is based on the enterprise value for Arcelor implied by the median multiple, which is a result of multiplying this median of $337 per tonne shown above and the 2004 production of 50.7 million tonnes for Arcelor (pro forma for Arcelor’s acquisition of CST) based on the median amount per tonne of the sample in the table above.

For information purposes, a comparison of enterprise value per production price of comparable listed companies has been included in “Comparison of Listed Companies” section.

Summary of the Factors Considered in the Valuation of the Secondary Cash Offer

Methodology	Implied value per share Arcelor (€)	Implied Premium
Market price

Last trading day prior to the announcement(1)	22.22	81.8%
5-day weighted average(2)	21.59	87.1%
1-month weighted average(3)	21.53	87.6%
3-month weighted average(4)	20.70	95.2%
6-month weighted average(5)	19.52	107.0%
12-month weighted average(6)	18.18	122.2%
Last 12 month high(7)	22.22	81.8%
Last 12 month low(8)	15.12	167.2%

Consolidated net asset value
Implied premium to net asset value as of 30 September 2005	22.20	82.0%
Implied premium to net asset value as of 31 December 2005	24.37	65.8%

Comparison of listed companies

2006 est. EBITDA	28.53	41.6%
2007 est. EBITDA	25.66	57.4%
2006 est. EPS	25.94	55.7%
2007 est. EPS	23.79	69.8%

Analysis of precedent transactions

Enterprise value / tonnes of steel production	17.50	130.9%

(1)	January 26, 2006
(2)	January 20, 2006 to January 26, 2006 (inclusive)
(3)	December 26, 2005 to January 26, 2006 (inclusive)
(4)	October 26, 2005 to January 26, 2006 (inclusive)
(5)	July 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2005 to January 26, 2006 (inclusive)
(7)	January 26, 2006
(8)	May 15, 2005

Value of the Secondary Exchange Offer

The Secondary Exchange Offer is 11 Mittal Steel shares for every 7 Arcelor shares and equates to an exchange ratio of 1.5714 Mittal Steel shares for one Arcelor share. At the Mittal Steel Reference Price this equates to €40.40 per share.

Trading prices

The table below summarizes the premium of the offered exchange ratio versus the exchange ratio based on different trading prices of Arcelor on Euronext Paris and Mittal Steel on the NYSE.

Valuation of the exchange ratio	Share price Arcelor (€)	Share price Mittal Steel (US$)	Share price Mittal Steel (€)(9)	Implied exchange ratio	Offered exchange ratio	Premium
Last trading day prior to the announcement(1)	22.22	32.30	26.45	0.8402	1.5714	87.0%
5-day weighted average(2)	21.59	30.78	25.16	0.8582	1.5714	83.1%
1-month weighted average(3)	21.53	28.92	23.99	0.8973	1.5714	75.1%
3-month weighted average(4)	20.70	27.45	23.03	0.8987	1.5714	74.9%
6-month weighted average(5)	19.52	27.55	22.85	0.8542	1.5714	84.0%
12-month weighted average(6)	18.18	28.21	22.80	0.7974	1.5714	97.1%
12-month high(7)	22.22	42.63	32.32	0.6875	1.5714	128.6%
12-month low(8)	15.12	22.25	18.41	0.8214	1.5714	91.3%

Source: Bloomberg—Euronext Paris

(1)	January 26, 2006
(2)	January 20, 2006 to January 26, 2006 (inclusive)
(3)	December 26, 2005 to January 26, 2006 (inclusive)
(4)	October 26, 2005 to January 26, 2006 (inclusive)
(5)	July 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2005 to January 26, 2006 (inclusive)
(7)	January 26, 2006 for Arcelor and February 25, 2005 for Mittal Steel
(8)	May 15, 2005 for Arcelor and June 24, 2005 for Mittal Steel
(9)	Mittal Steel NYSE listing in US$ converted into euros by the average US$/€ exchange rate for the relevant period

Consolidated net income per share

The table below summarizes the premium of the offered exchange ratio based on historical and estimated earnings per share. In general, investors typically base investment decisions on future profitability, not on historical financial results. Particularly, in the steel industry, historical financial results are not regarded as a reliable indicator of future performance due to the cyclicality of the industry. In addition, historical financial results are often affected by non-recurring and exceptional elements. Public market investors and equity research analysts in the steel industry do not evaluate steel companies based on historical results. For that reason 2005 is not deemed relevant and has been excluded from the analysis. In the steel industry, 2006 and 2007 are currently regarded as the most relevant periods as investors are looking for future profitability and value future cash flows. The estimated earnings per share are based on consensus IBES estimates as of January 26, 2006.

EPS	Arcelor (€ per share)	Mittal Steel (US$ per share)	Mittal Steel (€ per share)	Implied exchange ratio	Offered exchange ratio	Premium
2006E	3.33	4.70	3.84	0.8684	1.5714	81.0%
2007E	3.03	5.21	4.25	0.7128	1.5714	120.5%

Consolidated Dividend per share

In the steel industry, dividend yield is not regarded as a relevant valuation metric given the cyclicality of the industry. As both investors as well as equity research analysis are not focused on this metric, an analysis based on consolidated dividend per share has not been included.

Summary of the factors considered in the valuation of the Secondary Exchange Offer

Methodology	Implied premium
Trading Prices

Last trading day prior to the announcement(1)	87.0%
5-day weighted average(2)	83.1%
1-month weighted average(3)	75.1%
3-month weighted average(4)	74.9%
6-month weighted average(5)	84.0%
12-month weighted average(6)	97.1%
Last 12 month high(7)	128.6%
Last 12 month low(8)	91.3%

Consolidated net income per share
2006E	81.0%
2007E	120.5%

(1)	January 26, 2006
(2)	January 20, 2006 to January 26, 2006 (inclusive)

(3)	December 26, 2005 to January 26, 2006 (inclusive)
(4)	October 26, 2005 to January 26, 2006 (inclusive)
(5)	July 26, 2005 to January 26, 2006 (inclusive)
(6)	January 26, 2005 to January 26, 2006 (inclusive)
(7)	January 26, 2006 for Arcelor and February 25, 2005 for Mittal Steel
(8)	May 15, 2005 for Arcelor and June 24, 2005 for Mittal Steel

Convertible Bonds

Summary of Principal Terms of the Convertible Bonds

On June 27, 2002, Arcelor issued bonds, due June 27, 2017, convertible into new shares and/or exchangeable for existing ordinary shares, represented by 38,961,038 Convertible Bonds with a nominal value per bond of €19.25 and bearing interest at a rate of 3.0% per annum (i.e., €0.5775 coupon payable in equal installments of €0.28875 in arrear on June 27 and December 27 of each year, commencing on December 27, 2002). The Convertible Bonds are redeemable in full on June 27, 2017 at their nominal amount.

Holders of Convertible Bonds have the right at any time to convert and/or exchange their Convertible Bonds, at the option of Arcelor, into new Arcelor shares and/or for existing Arcelor shares. They may also, at their option, request early redemption in cash in whole or in part of the Convertible Bonds they hold on June 27, 2007 and June 27, 2012, at their nominal amount plus accrued interest.

The Convertible Bonds are admitted to listing on the Luxembourg Stock Exchange. A prospectus describing the Convertible Bonds was approved by the CSSF on June 28, 2002.

Offer Price for the Convertible Bonds

The offer price for every 12 Convertible Bonds is 13 New Mittal Steel Shares and €188.42 in cash. Based on a reference price for a Mittal Steel share of €25.71, the closing price on June 23, 2006, the offer price for each Convertible Bond is €43.55.

Conversion Value

The conversion value is determined by applying the conversion ratio of the Convertible Bonds, 1.078, to the Offer price for the shares of €40.40. The conversion value of €43.55 is therefore in line with the price offered for the Convertible Bonds.

Market Price

The price offered for the Convertible Bonds compares as follows to the market prices of the Convertible Bonds:

	Market price	Implied premium
Last price before announcement	€24.49	78%
5-day weighted average(1)	€23.96	82%
1-month weighted average(2)	€23.86	83%
6-month weighted average(3)	€22.97	90%
12-month weighted average(4)	€22.38	95%

Source: Bloomberg

(1)	January 20, 2006 to January 26, 2006 (inclusive)
(2)	December 26, 2005 to January 26, 2006 (inclusive)
(3)	July 26, 2005 to January 26, 2006 (inclusive)
(4)	January 26, 2005 to January 26, 2006 (inclusive)

Theoretical Value

A theoretical value calculation of the Convertible Bonds based on standard market model and on market conditions as at June 23, 2006, would result in a value for the Convertible Bonds of €38.24 (including accrued interest). The price offered to the convertible bondholders of €43.55 represents a 13.9% premium to such theoretical value.

Summary Valuation Methodology

The Convertible Bonds have been valued on an independently produced convertible bond calculator (TrueCalc 4) used by a number of investment banks and convertible bond investors. The model uses an adaptation of the binomial tree model developed by Cox, Ross and Rubinstein [1979] to value convertible bonds. This methodology is used to develop a stock price tree determining the high and low theoretical share prices at each point in time. This can be achieved since, according to option theory, there is a maximum stock price that is possible at any point in time for each different stock price volatility level. The value of the Convertible Bonds has been established by weighting the probability that the stock reaches each of the different nodes of the tree at any point in time. The convertible price at the issue time therefore represents the sum of the values at each of the nodes, multiplied by their respective probabilities and present valued at the relevant interest rate. The model incorporates the conversion value and call features of the Convertible Bonds when establishing the value of each node (as well as the other relevant parameters, e.g., dividends, coupon payments, etc). In terms of the present value of the option and fixed income values at each node, the equity-related cashflows are discounted at the risk-free rate of return, while the bond cashflows are valued using the risky rate. (This is consistent with most option pricing methodologies).

Assumptions

The following assumptions were made from publicly available information and the interest rates used (swap rates) are those as at closing on June 23, 2006:

•	Arcelor Reference share price: €35.02;

•	Interest rate: 3.437% (the 12- month Euro Interbank Offered Rate on June 23, 2006);

•	Credit spread: 17bps (the one year Arcelor Credit Default Swap (CDS) trading level);

•	Volatility: 22.02% (100 days realized volatility on the ordinary shares prior to the bid);

•	Dividend per share: €1.85, which was approved by the shareholders meeting on April 28, 2006 and an adjusted conversion ratio of 1.078 to reflect the payment of the €1.85 dividend on May 29, 2006; and

•	Stock borrow cost: 50bps.

INFORMATION ABOUT MITTAL STEEL

Overview

Mittal Steel is the world’s largest and most global steel producer with an annual production capacity of approximately 75 million tonnes. The Company is the largest steel producer in the Americas and Africa and the second largest in Europe. The Company has steel-making operations in 15 countries on four continents, including 31 integrated, mini-mill and integrated mini-mill steel-making facilities. At December 31, 2005, we had approximately 224,000 employees.

Mittal Steel produces a broad range of high-quality finished and semi-finished carbon steel products, encompassing the main categories of steel products (flat products, long products and pipes and tubes). Specifically, the Company produces hot-rolled and cold-rolled sheets, plates, electrogalvanized and coated steel, bars, wire rods, wire products, pipes, billets, blooms, slabs, tinplate, structural sections and rails. Mittal Steel sells these products in local markets and through our centralized marketing organization to customers in over 150 countries. The Company’s products are used in a diverse range of end-markets, including the automotive, appliance, engineering, construction and machinery industries.

Our steel-making operations have a high degree of geographic diversification. Almost 41% of our steel is produced in the Americas, with the balance being produced in Europe (38%) and in other countries, such as Kazakhstan, Algeria and South Africa (21%). We are further increasing our geographic production diversification. In September 2005, we completed the acquisition of a 36.67% interest (subsequently reduced to 29.49% through the exercise of convertible bonds by other investors) in Hunan Valin, an 8.5 million ton steel producer in China. In October 2005, we signed a memorandum of understanding with the local government to construct a 12 million tonne steel-making operation in Jharkhand, India. In November 2005, we completed the acquisition of a 93% stake in Kryvorizhstal (since renamed Mittal Steel Kryviy Rih), the largest carbon steel long products producer in Ukraine.

We produced approximately 30.1 million, 47.2 million and 53.9 million tons of liquid steel in 2003, 2004 and 2005, respectively and shipped approximately 27.4 million, 42.1 million and 49.2 million tons of steel in such years. Our shipments are well-balanced geographically and are also balanced as between developed and developing markets, which have different characteristics.

We have access to high-quality and low-cost raw materials through our captive sources and long-term contracts. In 2005, on a pro forma basis after giving effect to the acquisition of ISG and Kryvorizhstal, approximately 56% of our iron ore requirements (of which we are one of the world’s largest producers) and approximately 42% of our coal requirements were supplied from our own mines or from long-term contracts at many of our operating units. We are actively developing our raw material self-sufficiency, including through recent initiatives to gain access to iron ore deposits in Liberia and Senegal, and expanding our existing iron ore sources in various parts of the world, including Ukraine. In August 2005, the Liberian government granted Mittal Steel a mining concession providing exclusive ownership and exploitation rights with respect to iron ore deposits in specified regions over a 25-year period, extendible in case of continued accessible deposits. Mittal Steel signed a preliminary agreement in January 2006 with the State of Senegal and is currently negotiating definitive agreements that will give it exclusive ownership and exploitation rights with respect to iron ore deposits in the Faleme region for approximately 30 years. We are one of the world’s largest producers of coke, a critical raw material derived from coal, and we satisfy approximately 81% of our own coke requirements. We are the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini- mill steel-making process, with total production capacity of approximately 11 million tonnes. Our DRI production satisfies all of our mini-mill input requirements. Our facilities have good access to shipping facilities, including deep-water port facilities and railway sidings.

Mittal Steel has research and development (R&D) expertise in both product development and manufacturing processes. Mittal Steel operates two primary research and development centers. One, located in East Chicago in the United States, focuses on steel-making and flat products and is recognized throughout the industry for developing advanced high-strength steels for the automotive business and innovative products for the appliance and electric motor industries. Its Ultra High Strength Steels (UHSS) and Advanced High Strength Steels (AHSS) help automakers, appliance makers, and other manufacturers keep costs down. The other center, in Gandrange, France, focuses on long products. Activities of this center include process technology development, the development of steels with special properties, and product research and application development. In long products, recently completed projects include the development of micro-alloyed steel for truck crankshafts (which offer high torsional fatigue strength) and high-strength, low-carbon bainitic steel of >1000 MPa for tire cord applications. In addition to product R&D, Mittal Steel focuses significantly on manufacturing process improvements that increase productivity, for example in DRI and in coal blending for coke making, and energy efficiency. Mittal Steel employed approximately 200 employees in these R&D centers. This number, however, does not include over 300 researchers working in the R&D departments of various subsidiaries. Additional production and technical personnel devote part of their time to R&D activities.

In 2004, we generated sales of $22.2 billion, operating income of $6.1 billion and net income of $4.7 billion. In 2005, we generated sales of $28.1 billion, operating income of $4.7 billion and net income of $3.4 billion. At December 31, 2005, we had shareholders’ equity of $10.2 billion, total debt of $8.3 billion, and cash and cash equivalents, including short-term investments and restricted cash, of $2.1 billion.

Mittal Steel is a successor to a business founded in 1989 by Mr. Lakshmi N. Mittal, our Chairman and Chief Executive Officer. We have experienced rapid and steady growth since then, largely through the consistent and disciplined execution of a successful consolidation-based strategy. We made our first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of the principal acquisitions since then include Sibalsa (Mexico) in 1992, Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimétal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, and ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005.

We have proven expertise in acquiring companies and turning around under-performing assets. We believe that we have successfully integrated our previous key acquisitions by implementing a best practice approach in operations and management to enhance profitability. Specifically, our focused capital expenditure programs and implementation of improved management practices at the acquired facilities have resulted in overall increases in production and shipment of steel products, reductions in cash costs of production and increases in productivity. Mittal Steel’s aggregate capital expenditures were approximately $421 million, $898 million and $1,181 million in the years ended December 31, 2003, 2004 and 2005, respectively.

Competitive Strengths

We believe that the following factors contribute to our success in the global steel industry:

Scale and scope of operations.  Mittal Steel is the world’s largest steel producer. We have a global production capacity of approximately 75 million tonnes of steel, and in 2005 we shipped 49.2 million tons of steel. We are the largest producer of steel in the Americas and Africa, the second largest producer of steel in Europe and have a growing presence in Asia. In September 2005, we acquired a significant stake in a Chinese steel producer and in November 2005, we acquired a 93% stake in the largest carbon steel long products producer in Ukraine. We have operations in each country party to the North American Free Trade Agreement, or NAFTA, and in many member states of the European Union, which enables the free trade of goods between such countries. In addition, certain of our operating units have access to markets experiencing above average growth in steel consumption. The combination of our local, regional and international distribution provides us with a global manufacturing and marketing presence, and we use our large size and global presence to achieve significant cost savings and operational efficiencies in production, procurement and marketing.

Integrated business model focused on low-cost production.  We believe that our access to low-cost raw materials, efficient use of steel-making facilities, global procurement strategy and implementation of overall company-wide best practices make us one of the lowest cost steel producers in each of the regions in which we operate. Most of our operating units are strategically well located to access low-cost raw materials, such as iron ore in Kazakhstan, Mexico and Ukraine and natural gas in Trinidad and Tobago. Our operations also have strong vertical integration as a result of our captive sources of raw materials such as iron ore, coal and coke, and our access to owned infrastructure such as deep-water port facilities and railway sidings. We believe that our degree of raw material integration provides us with a competitive advantage through our ability to better monitor the quality of our raw materials and through reduced exposure to the volatility of raw material spot market prices. In addition, we seek to maximize operational efficiencies by implementing strict cost management and targeting capital investments to achieve lower costs of production at each of our facilities. As a result, we believe we are well positioned to manage the cyclicality of the steel industry.

Diverse product portfolio and strong customer relationships.  We produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries, including the automotive, appliance, engineering, construction and machinery industries. We sell our products in local markets and through our centralized marketing organization to customers in over 150 countries. We believe that our diversified product offering enables us to build strong relationships with our customers, which include many of the world’s major automobile and appliance manufacturers. Our research and development facilities in North America and Europe help strengthen our relationship with our customers as we work together with them to meet their evolving product needs.

Proven expertise in steel acquisitions and turnarounds.  Our senior management team has proven expertise in successfully acquiring and integrating operations and turning around under-performing assets within tight timeframes. We utilize a disciplined approach to investing and have teams from different business units across our company responsible for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since our inception in 1989, we have grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that we have acquired. In particular, we seek to improve the acquired businesses by eliminating operational bottlenecks, addressing any historical under-investment and increasing the acquired facility’s capability to produce higher quality steel. We introduce focused capital expenditure programs, implement company-wide best practices, balance working capital, ensure adequate management resources and introduce safety and environmental improvements at the acquired facilities. We believe these operating and financial measures have reduced cash costs of production, increased productivity and improved the quality of steel produced at these facilities.

Business improvement through company-wide best practices.  Knowledge sharing and implementing best practices is an integral part of our management philosophy. Through our global Knowledge Management Program, or the KMP, we share, develop and utilize our knowledge and experience across our facilities to accelerate continuous improvements in business performance. The KMP covers all key functional areas such as procurement, marketing and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and sharing information at the corporate, regional and operating level and inter-plant expert and operational support to drive continuous improvement. The KMP enables each business unit to benefit from the scale and reach of our global presence and to have access to the best practices and experience within our company. We believe the KMP provides a differentiating advantage to our business performance by continuously contributing to reduced procurement and conversion costs and enhanced productivity and profitability.

Research and Development.  Our research and development facilities in North America and Europe help strengthen our relationship with our customers as we work together with them to meet their evolving product needs. In addition to such product development, our R&D centers support our business units in process improvement, as well as in transferring product capabilities to meet market needs.

Strong financial profile.  We believe our strong financial position and cash flow generation, as illustrated by our corporate investment grade credit ratings, enable us to take advantage of acquisition and investment opportunities. We currently have corporate investment grade credit ratings of “BBB+” from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and “BBB” from Fitch Ratings, and a senior implied rating of “Baa3” from Moody’s Investors Service Ltd. As at December 31, 2005, we had cash and cash equivalents (including short term investments and restricted cash) of $2.1 billion and total debt of $8.3 billion. In addition, while the proposed acquisition of Arcelor would substantially increase our outstanding debt, we believe we currently have a favorable debt maturity profile with modest refinancing requirements over the next several years.

Experienced management team led by our founder, Mr. Lakshmi N. Mittal.  We are the largest steel producer in the world due to the vision and direction of our founder, Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal. Mr. Mittal is supported by a strong and experienced central and local management team. The operating model of Mittal Steel is designed to encourage the values that lie at the heart of the company’s culture—openness, expertise, strength, confidence, influence, reliability, innovation and authority. This model is designed to encourage managers at all levels to act like entrepreneurs, to assume accountability, to make decisions in the best interests of the company, and to support one another in all efforts to continuously improve.

Business Strategy

Mittal Steel’s success has been built on a consistent strategy that emphasizes size and scale, vertical integration, product diversity and continuous growth in higher value products, and a strong customer focus. That strategy has allowed Mittal Steel to become one of the lowest cost and highest margin producers in the industry, serving many of the world’s most demanding customers.

Mittal Steel intends to continue to play a leading role in the consolidation of the global steel industry and be the clear global leader in the steel industry. Key elements of our strategy are to:

Consolidate our leadership position in high-end segments onto a global customer platform.  We have established a reputation for producing high quality steel products for the most demanding applications. We intend to continue to partner with our key customers in research and development activities and in assisting them in their product design initiatives, to ensure that we remain a supplier of preference for them.

Customers for high-end applications, which are today primarily based in the mature economies, are becoming increasingly global and expanding their capacities in developing countries to serve rising local demand. These globalizing customers value suppliers’ ability to deliver the same products everywhere. We will continue to invest in our assets and capabilities in emerging economies in order to meet their developing needs. In regions where we have a relatively limited presence (e.g., China, South America and India), we will look at acquisition opportunities, or greenfield possibilities to complete our global footprint.

Utilize our existing geographic diversification and strong position in high-end products in mature economies to capture future growth in BRICET countries.  Worldwide, steel demand is driven by growth in developing economies, namely BRICET countries. Mittal Steel’s acquisition strategy over recent years has given us a leading position in Africa, Central and Eastern Europe and Central Asia to benefit from this growth. We have also commenced to build our presence in China and India. As these economies develop, local customers will require increasingly advanced steel products as the market needs change. Mittal Steel will continue to transfer capability for higher-end products from our developed world operations to our operations in the developing markets to enable us to grow with these changing needs.

Maintain a high degree of product diversification.  A global steel producer must be able to meet the local needs of different markets. Steel consumption and product requirements clearly differ between mature economy and developing economy markets. Steel consumption in the mature economies is weighted towards flat products and higher value added mix, whereas in developing markets there is a higher proportion of long products and commodity grades. To meet these diverse needs of customers in both the mature and developing markets, we will maintain a high degree of product diversification. We will also continually seek opportunities to grow the value added proportion of our product mix over time.

Achieve cost leadership and operational excellence across the product range.  Cost leadership is essential in the steel industry. To maintain this we will utilize our scale and global presence to achieve greater production efficiencies, operational synergies and cost savings across the business. Specifically, we aim to:

•	Develop and maintain a cost competitive supply base. Our size and geographic scope give us access to local, regional and global suppliers and enable us to continue to develop and secure high quality and cost competitive supplies. We aim to pursue these opportunities by adopting global and regional commercial procurement strategies and by executing these on either a local or centralized basis as appropriate.

•

Maximize the operational efficiency and effectiveness of our plants.  We continue to invest in technology and process development to lower production costs and improve performance. We utilize and adapt a wide range of steelmaking technologies, dependent upon local conditions for raw material and energy supplies. In addition, we seek to protect and enhance our competitiveness through our knowledge management and continuous improvement programs and by looking for opportunities for facility optimization and specialization on a product basis.

•	Practice good capital management discipline. The steel industry is relatively capital intensive and we therefore promote capital management discipline to improve our capital efficiency. We will continue to focus our capital expenditure programs on elimination of production bottlenecks and to improve product capabilities to meet the requirements for higher value-added products. Where appropriate we utilize our in-house design, engineering and fabrication capabilities to reduce the capital cost of projects.

•	Continue to invest in low cost slab capacity. Mittal Steel has some of the most cost competitive steel-making operations in the world at its facilities in South Africa, Ukraine and Kazakhstan. We intend to grow capacity at these facilities, which can advantageously supply slabs to downstream facilities in the developed world.

Maintain a high level of vertical integration to hedge against raw materials price fluctuations.  Upstream integration allows steel companies to hedge against supply side constraints and price fluctuations for key raw materials. We will selectively increase our access to and ownership of low cost raw material supplies, particularly in locations adjacent to or accessible to our steel plant operations.

Enhance our Research and Development leadership to drive innovation and growth.  We will continue to invest in our R&D capabilities to ensure we can develop and deliver the high end products that our key customers require. As we grow, the investment in our R&D activities is leveraged over a larger asset base. This will allow further investment in order to accelerate innovation. As part of our R&D strategy, we will continue to promote and develop our relationships with public research institutes and universities.

Own and manage distribution channels in key geographies.  Downstream integration is a key element of our strategy to build a global customer franchise. In high value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value added activities. As our key customers globalize, we intend to invest in downstream operations, such as steel service centers providing value added operations. In addition, we intend to continue to develop our distribution network in selected geographies. These downstream and distribution activities will allow us to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management.

Build a world-class organization to implement the strategy.  We aim to build the world’s most admired steel institution with leading management, social, human resources and corporate sustainability policies. In doing so, we will attract, develop and retain the best possible management talent. We will maintain an open and performance-oriented culture designed to encourage managers at all levels to act like entrepreneurs, to assume accountability, to make decisions in the best interest of the company, and to support one another in all efforts to continuously improve.

Key Strategic Initiatives

Capturing Market Growth Potential in Central and Eastern Europe

Mittal Steel plans to leverage its asset base in Central and Eastern Europe to capture the growth potential of these markets. As with most of the emerging economies, these countries are experiencing strong growth. In addition, as their economies develop, their market needs are becoming increasingly sophisticated due to the demand of the growing automotive and white goods sectors. As an example, the shift in auto manufacturing from Western to Eastern Europe is expected to result in a substantial increase by 2010 over the current combined demand for automotive flat products from countries such as Poland, Czech Republic, Romania and Slovakia. Hence, the objective of Mittal Steel’s $1 billion investment plan currently underway in Central and Eastern Europe is to enhance product quality and mix, and improve efficiency and productivity. Our investments in Poland in a new slab caster and a hot strip mill, upgrade of a wire rod mill and construction of a new color coating line would open further opportunities in the growing markets of Central and Eastern Europe.

Expansion of the recently acquired Kryviy Rih Operation

Mittal Steel believes that its recently acquired Kryviy Rih operation in Ukraine has the potential to become one of the most profitable steel plants in the world. It is the second largest steel plant in the European region and has structural cost advantages in being located adjacent to a large, captive iron ore deposit and benefiting from lower labor costs than in the developed world. We plan to expand both the mines and steel plant operations to capture the full potential of these assets. In doing this we will enhance the value-added mix of the operation, diversify its product range into flat products, and grow the market share in Ukraine, CIS and the Eastern European region.

With suitable investment there is potential to increase production from the captive iron ore mines by up to 13 million tonnes of raw iron ore by 2010. Since this will be in addition to the current output of about 17 million tonnes, incremental investment required will not be as significant as that for developing a new mine. The increase in output will meet all the concentrate requirements of the expanded steel plant operations and enable supply to other group companies as well. Capital investment in the steel plant will significantly increase finished steel shipments by 2010 from 6.7 million tons in 2005. Capital repairs on the coke batteries will make the plant self-sufficient in coke supply and reduce its dependency on purchased natural gas. Restarting an additional blast furnace and investment in steelmaking and slab casting would enable production of up to approximately 4.0 million tons of flat products by 2010. The remaining liquid steel will continue for long products production, for which improvements to the meltshop and wire rod mill will allow higher value market segments to be served.

Expansion of our low-cost facilities in South Africa and Kazakhstan

Mittal Steel has some of the most cost competitive steelmaking operations in the world at its facilities in South Africa and Kazakhstan, which have contributed significantly to an average operating profitability of about $220 per tonne in our Asia-Africa region over the last two years. We intend to grow capacity at these facilities. For example, in South Africa, the hot metal capacity is planned to be increased by over 1 million tonnes by rebuilding Blast Furnace No.5 and Sinter Plant and enhancing productivity of Blast Furnace D during its relining. In addition, the construction of new DRI facilities will enable volume growth, enhanced quality of feed material and better costs. Such investment in steelmaking expansion will allow us to continue to benefit from expansion of low-cost iron ore mines in South Africa through our contractual arrangements at Sishen. Similarly, our investments in Kazakhstan, such as the reconstruction of Blast Furnaces 3 and 4 and addition of Coke Battery 7 are directed at de-bottlenecking the operation, enabling us to gain maximum benefit from our adjacent captive ore and coal mines. Suitable capital investments in these two facilities offer the potential to increase their combined output by approximately 4.0 million tons, a significant portion of which would be high-quality grades.

Capturing productivity improvement

Mittal Steel operations in Western Europe and USA are amongst the most productive in the steel industry. The average shipments of our operations in these developed countries is about 730 tons per employee and we intend to extend this performance to a number of our more recently acquired operations which have significant potential to improve. Combined with selective investments to improve productivity, efficiency improvements across the company operations are expected to result in headcount reduction of around 40,000 employees over a period of five years. This employee reduction will be done by capturing attrition and a voluntary retirement scheme. Thereby we will be able to achieve within a span of five years a significant increase in productivity, primarily through improvements at our operations in emerging economies. In 2005, workforce reduction through a voluntary process amounted to 11,000 employees.

Expansion of mining assets

To hedge against the supply side constraints and disproportionate negotiating power of key raw material suppliers, Mittal Steel continues to invest in expanding its mining operations. In the next five years, the objective is to move from 56% self-sufficiency in iron ore to 80% at current levels of steel production, driven by a mixture of acquisitions and capacity expansions. This would entail an increase in iron ore production by approximately 28 million tonnes, which would come from restarting production in Liberian iron ore mines under our management in 2007, increasing the open pit mining in Ukraine to increase raw ore production, similarly expanding our Bosnian mine, commissioning a pioneering project for dephosphorization of iron ore concentrate in Temirtau, Kazakhstan, and investment in new mines in Mexico. In addition, we may see additional supply from a new mine in Senegal, if the feasibility study demonstrates the viability of the project.

Capturing the benefits of our global scale and scope

Through our ongoing Continuous Improvement and Knowledge Management Programs, we will continue to drive improvement in overall business performance. These processes will allow us to accelerate integration of recent acquisitions and to capture global synergies in marketing, product development and procurement.

For example, we expect to capture identified synergies of $250 million per annum from the ISG acquisition in the United States through best practice sharing, further optimization of the product-plant configuration and procurement scale and scope. Elsewhere our continuous improvement and technical experts are supporting efforts to de-bottleneck operations in high growth areas such as Algeria, South Africa and Central & Eastern Europe, as well as supporting management teams in North America and Western Europe to improve processes and capture value-added opportunities.

In addition, we have launched a company-wide initiative to implement “total cost of ownership” approaches to the procurement and use of key materials, including iron ore, scrap, refractory materials and ferro alloys, amongst others. Company-wide initiatives are also underway to improve yields and optimize energy consumption across the Company.

Our global marketing Knowledge Management Program is driving improvements to our marketing and sales processes. Our sales teams continue to look for opportunities to promote cross selling of products across our businesses, and joint efforts of marketing, R&D and local operations management enable product transfers between our business units in order to capture market growth opportunities.

The detailed benchmarking, regular management meetings, inter-plant visits of technical and functional experts, and sharing of information at the corporate, regional and operating level, allow each business to benefit from the scale and reach of our global presence and to have access to the best practices and experience within our company. We believe these processes will continue to provide a differentiating advantage to our business performance by continuously contributing to reduced procurement and conversion costs, and enhanced productivity and profitability.

INFORMATION ABOUT ARCELOR

The information concerning Arcelor provided below is based solely on public information, including Arcelor’s annual reports for 2005, 2004, and 2003, all as posted on Arcelor’s web site (www.arcelor.com).

General

Arcelor was created in February 2002 by the combination of three steel-making companies, Aceralia Corporación Siderurgica, Arbed and Usinor. The Arcelor group operates in four market sectors: Flat Carbon Steels, Long Carbon Steels, Stainless Steels, and Arcelor Steel Solutions and Services (“A3S,” formerly Distribution, Transformation and Trading). Arcelor is the second largest steel producer in the world, with production of 47 million and 46.7 million tonnes of steel in 2004 and 2005, respectively. It generated revenues of €30.2 billion in 2004 and €32.6 billion in 2005. For the same periods, its net result (group share) was €2.3 billion and €3.8 billion, respectively. Arcelor recorded capital expenditure of €1.4 billion in 2004 and €2.1 billion in 2005.

In 2004, 30% of its production was obtained from scrap used in electric arc furnaces and 70% from iron ore. The group is a leading operator in all its key end markets: the automotive industry, construction, household appliances, packaging and general industry.

Arcelor is the market leader in Western Europe; 71.2% of its sales in 2005 were in the European Union. Arcelor also has a strong position in South America, particularly due to its Brazilian operations; 10.8% of its sales in 2005 were in South America. The large majority of its 96,256 employees at year-end 2005 are located in those two regions (approximately 73% in Western Europe and 21% in South America).

Arcelor has made several significant acquisitions, particularly in South America and Eastern Europe. Most recently, Arcelor acquired Dofasco, a leading Canadian steelmaker, for C$5.6 billion.

Principal Business Sectors

Flat Carbon Steel

Arcelor is a leading producer of flat carbon steels, in terms both of volume and value, having shipped approximately 28.5 million tonnes in 2004 and 28.1 million tonnes in 2005. In 2005, total production of flat carbon steel was 32.9 million tonnes. This sector employed approximately 46,000 people at year-end 2005, generated revenues of approximately €16.1 billion in 2004 and €18.1 billion in 2005 and recorded operating results of €1.7 billion in 2004 and €2.8 billion in 2005.

Arcelor’s flat carbon steel sector produces and markets a broad range of flat carbon steel products, including slabs, plates, hot-rolled coil (upstream activities) and cold-rolled coil, coated, galvanized and finished products, formed blanks and welded blanks (downstream activities). With a presence on every global market, the flat carbon steel sector offers steel solutions to the automotive, packaging, industrial packaging, civil and mechanical engineering, construction, household appliance and processing industries. In Europe, the density of the flat carbon steel manufacturing and sales network, combined with the support of A3S (see below), means that Arcelor is geographically close to all of its flat carbon steels users. Elsewhere in the world, Arcelor has a policy of active investment and partnership, which is especially strong in South America, North America, Russia and China.

Long Carbon Steel

Arcelor is one of the world’s leading producers of long carbon steels, having shipped approximately 13.4 million tonnes in 2004 and 12.3 million tonnes in 2005. In 2005, total long carbon steels production was 11.2 million tonnes. This sector employed over 20,000 people at year-end 2005 and reported revenues of approximately €6.2 billion in 2004 and €6.6 billion in 2005 and operating results of €1.1 billion in 2004 and €1.1 billion in 2005, from sales of products in the following three categories:

•	commodity products (rolled products): lightweight and medium-weight beams, merchant steel, concrete reinforcing bar and commodity quality wire rod;

•	specialty products (rolled products): sheet pile, heavy beams, special sections, rails and special quality wire rod; and

•	wiredrawn products: steelcord, hose wire, saw wire and low carbon steel wire products.

The long carbon steel sector comprises a steel-making activity and a transformation activity with wire drawing plants. The steel-making activity is based in the European Union and South America. It mainly supplies long carbon steel products to the construction, civil engineering and industrial equipment markets. Drawn-wire products are produced in the European Union, South America and the United States, through its joint ventures with the Kiswire Group in South Korea and China, and Bekaert Group in Brazil.

Rolled long products are used chiefly in the construction industry, infrastructure developments and major projects. Wiredrawn products have a variety of uses, including tire manufacture (steelcord), agriculture (vine wire, closures, etc.), manufacturing (galvanized wire for cable reinforcement) and construction (fibers).

Stainless Steel

Arcelor is a leading global producer of stainless steels, in both volume and revenues, having shipped 2.1 million tonnes in 2004 and 1.6 million tonnes in 2005. In 2005, total production of stainless steels was 1.7 million tonnes. This sector employed over 13,500 people at year-end 2005 and generated revenues of approximately €4.6 billion in 2004 and €4 billion in 2005 and operating results of €127 million in 2004 and €93 million in 2005. Arcelor produces virtually the entire range of stainless steels and stainless steel alloy products.

Stainless steels are used in four specialist markets: household appliances (large and small), automobiles (mainly in exhaust systems), construction and street furniture (facades and building products) and industry (especially the food, chemical and oil industries).

Arcelor Steel Solutions and Services

With a presence in over 50 countries, A3S (formerly Distribution, Transformation and Trading) offers a broad range of flat and long products and “steel solutions” for custom projects, and is a leading player in the automotive, household appliance and construction (public works, civil engineering and offshore) markets. Although the majority of the products it sells are supplied by Arcelor group plants, the A3S sector also relies on the market to supply between 30% and 35% of its needs. This sector is built around a network of depots, service centers and manufacturing sites, which provide its European customers with fast access to the full range of group products. A3S is organized into five operating units that work in specialist but complementary markets.

The business activities of Arcelor’s A3S sector have the following features in common:

•	a strong culture of innovation;

•	proximity to a broad customer base, whose loyalty is maintained by a substantial sales force;

•	the important role played by service and logistics;

•	expertise in the downstream promotion of “steel solutions;” and

•	the ability to contribute added value to commercially marketed steel products.

The A3S sector employed over 11,000 people at year-end 2005 and generated revenues of approximately €8.3 billion in 2004 and €8.7 billion in 2005, corresponding to 15.0 million and 13.7 million tonnes of shipped steel, respectively, 70% in 2004 and 81% in 2005 of which came from the other sectors of the Arcelor group. The A3S sector recorded operating results of €398 million in 2004 and €254 million in 2005.

Agreement Regarding Severstal

Arcelor announced on May 26, 2006 that it had signed an agreement (the “Strategic Alliance Agreement or SAA”) with Mr. Alexey Mordashov, the controlling shareholder of OAO Severstal, a steel company organized in Russia, providing for the contribution by Mr. Mordashov to Arcelor of his approximately 89% interest in Severstal (including related mining interests and the Italian steelmaker Lucchini) and €1.25 billion cash in exchange for 295 million newly-issued shares representing an interest of approximately 32% in Arcelor. In addition, the SAA provides certain special management rights and restrictions for Mr. Mordashov, a standstill, a lock-up of his Arcelor shares and various other provisions. On June 12, 2006, Arcelor issued an information document relating to the proposed transaction and describing the terms and conditions of the SAA. Mittal Steel has not had access to the SAA or related documents so the following description is based on the June 12, 2006 information document.

Unless Mittal Steel waives the Minimum Tender Condition and certain other conditions to the Offer (see “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition”), it will not be possible for both the Offer and the transactions under the SAA to be consummated together. Mittal Steel has no current plan or intention to waive such conditions. Mittal Steel’s expectation is that the SAA will be terminated by Arcelor as described below.

According to the information document, Arcelor has the right to terminate the SAA at any time prior to the closing of the transactions contemplated by the SAA: (1) if Mittal Steel or any other person who makes an offer for Arcelor acquires shares representing 50% or more of Arcelor’s share capital on a fully diluted basis, including the shares to be issued to Mr. Mordashov, which would be approximately 73% of the shares currently outstanding, (2) if more than 50% of the currently outstanding shares of Arcelor vote against the proposed transaction at a special Arcelor shareholders’

meeting convened to consider such transaction, and (3) in certain other limited circumstances. Mr. Mordashov has the right to terminate the SAA prior to the closing thereunder in the foregoing circumstances and if Arcelor’s Board of Directors publicly approves or recommends an acquisition proposal relating to the Arcelor shares, as it has pursuant to the Memorandum of Understanding.

In addition, during the three-month period following the date of settlement of the Offer, either Arcelor or Mr. Mordashov may terminate the SAA and unwind the transactions thereunder following the closing of such transactions, if Mittal Steel acquires shares representing 50% or more of Arcelor’s share capital on a fully-diluted basis.

There is a break-up fee of €140 million payable by Arcelor to Mr. Mordashov if the SAA is terminated in certain circumstances, including those listed in the two preceding paragraphs.

On June 20, 2006, Severstal announced that it and Mr. Mordashov had proposed to Arcelor’s Board of Directors revised terms of the SAA, including (1) the exchange of Mr. Mordashov’s 89% interest in Severstal for only 210 million newly-issued Arcelor shares, representing approximately 25% of Arcelor’s post-completion share capital, (2) elimination of certain special management rights of Mr. Mordashov, subject to the removal of restrictions on his right to vote his shares freely and of certain standstill and lock-up provisions, and (3) elimination of the previously envisaged €1.25 billion cash contribution.

On June 25, 2006, Arcelor’s Board of Directors considered Mittal Steel’s revised Offer and Mr. Mordashov’s revised proposal and determined that Mittal Steel’s revised Offer was superior as a whole to Mr Mordashov’s revised proposal and, accordingly, unanimously recommended Mittal Steel’s revised Offer. In the Memorandum of Understanding, Arcelor has undertaken to terminate the SAA and all ancillary agreements related thereto as soon as it is entitled to do so under the terms and conditions of the SAA and such ancillary agreements, including in the event that shareholders representing 50% of the issued share capital vote against it at the Arcelor extraordinary shareholders’ meeting convened on June 30, 2006 to vote on the transaction envisaged in the SAA.

Mittal Steel will announce the result of the June 30 Arcelor shareholder vote by press release. If that shareholder vote is insufficient to enable Arcelor to terminate the SAA, Mittal Steel intends to seek a level of tenders in the Offer, i.e., more than 50% of the Arcelor shares on a fully-diluted basis, that would permit Arcelor to terminate the SAA. This is the same level of tenders that will satisfy the Minimum Tender Condition for the Offer.

While there can be no assurance of success, it is Mittal Steel’s intention and expectation to acquire more than 50% of Arcelor’s total issued shares and voting rights, on a fully-diluted basis, pursuant to the Offer. Consequently, Mittal Steel believes that, in accordance with the provisions summarized above, the SAA will be terminated and never consummated or, if consummated, will be unwound. Assuming that it will be due, the €140 million break-up fee will represent an additional cost of the Offer, which Mittal Steel does not consider material and which would be funded from the general financial resources of Arcelor and/or Mittal Steel.

Mittal Steel has no current plan or intention to waive the Minimum Tender Condition (see “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Minimum Tender Condition”). If, at some time in the future, Mittal Steel were to decide to waive this condition, it will publish a press release to this effect (as provided in “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Consequences of

Failure to Meet Conditions to the Offer”) and will provide appropriate disclosure, in light of all the facts and circumstances prevailing at the time, as to the potential consequences of Mittal Steel’s owning less than 50% of Arcelor if Arcelor in turn owns 89% of Severstal. Such disclosure will be filed with or incorporated into the Registration Statement on Form F-4 of which this prospectus forms a part.

In addition, if consummated, the transactions contemplated between Arcelor and Mr. Mordashov under the SAA would cause the failure of one and possibly two other conditions to the Offer (the absence of shareholder approval for the issuance of Arcelor new securities and the occurrence of an event or action that alters Arcelor’s substance), thereby permitting Mittal Steel to withdraw the Offer. See “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of the Offer.” In the event that one or both of such conditions ultimately fails as a result of the consummation of such transactions and Mittal Steel decides to invoke its right to withdraw the Offer as a result, Mittal Steel will issue a press release as soon as possible after such consummation but in no event later than the scheduled settlement date of the Offer. See “The Offer—Terms and Conditions of the Offer—Conditions to the Offer; Possible Withdrawal of Offer—Consequences of Failure to Meet Conditions to the Offer.” As with the Minimum Tender Condition, Mittal Steel currently has no plan or intention to waive such condition(s). Any such decision would depend on an evaluation of the totality of the circumstances prevailing at the time.

According to information published by Arcelor, Severstal is the largest Russian steel producer, with 2005 annual steel production of 17.1 million tonnes. It is the second largest flat steel producer in Russia with annual steel production of 10.9 million tonnes. In addition, Severstal owns Severstal North America, the fifth largest integrated steel maker in the U.S. with 2005 production of 2.7 million tonnes, and Lucchini, Italy’s second largest steel group with 2005 production of 3.5 million tonnes. Severstal-Resource produces coking coal, thermal coal, iron ore pellets and iron ore concentrate, and generated revenues of €1.12 billion in 2005.

See “Information Relating to Arcelor—Press release announcing Arcelor’s agreement to merge with Severstal (released May 26, 2006)” in Annex B hereto.

REGULATORY MATTERS

Competition and Antitrust

Mittal Steel must receive approval for the transaction contemplated by the Offer from the European Commission, the United States Federal Trade Commission (the “FTC”) or the Antitrust Division of the United States Department of Justice (the “DOJ”) and the Canadian Commissioner of Competition, which have jurisdiction to review the Offer under applicable competition/antitrust laws. A number of other jurisdictions throughout the world also have jurisdiction to review the transaction under their competition or antitrust laws.

Although Mittal Steel does not anticipate that there will be any investigations or proceedings in any jurisdiction that would have a material impact on the completion of the Offer or the operations of Mittal Steel or Arcelor, there can be no assurance that the necessary approvals will be granted or that they will be granted on favorable terms, or that investigations or proceedings, whether by governmental authorities or private parties, will not be initiated and, if initiated, will not have a material adverse impact on the operations of Mittal Steel or Arcelor.

It is possible that the approvals will be subject to conditions and obligations that adversely affect the financial position or operations of Mittal Steel, which could include the divestiture of certain assets or business divisions or the imposition of obligations on Mittal Steel that restrict the manner in which it can carry on business. Should any such divestitures or obligations be required and implemented, there could be a material effect upon the business of Mittal Steel or Arcelor. Furthermore, Mittal Steel may decide that significant amounts of additional assets should be disposed of in connection with such divestitures for various business reasons. There can be no assurance that any divestitures ultimately required for regulatory reasons, or any related divestitures, will not have a material adverse effect upon Mittal Steel’s business or results of operations in the future.

European Union Competition Laws

Mittal Steel and Arcelor both conduct business in the European Union. Council Regulation (EC) 139/2004 requires that certain concentrations involving parties with aggregate annual worldwide and individual European Union sales exceeding certain thresholds be notified to and cleared by the European Commission.

Mittal Steel submitted a formal notification to the European Commission on April 7, 2006. The initial review period of 25 working days (sometimes referred to as a “Phase I”) was automatically extended to 35 working days following the submission of commitments by Mittal Steel with a view to eliminating any aspects of the concentration that might cause the European Commission to have serious doubts that the concentration raises competition issues such that it could be incompatible with the common market.

On June 2, 2006, the European Commission issued its decision clearing the transaction subject to compliance with the commitments proposed by Mittal Steel. The proposed commitments provide for the sale of two current Arcelor mills, one Mittal Steel mill and ancillary Arcelor assets in two European countries, within a specified period following the acquisition of control of Arcelor. The sale of the mills and ancillary assets would be for fair value, and the sale would be conducted, and post-sale activities organized, so as not to have an adverse impact on Arcelor’s overall operations, in light of the combination with Mittal Steel.

The decision approving the concentration can be challenged before the Court of First Instance of the European Communities by, among others, competitors, customers, or suppliers of Mittal Steel or Arcelor. Subject to review by the Court of First Instance, the European Commission’s decision clearing the concentration can be revoked by it only if it subsequently concludes that its approval of the concentration was granted on the basis of false or misleading information furnished in the notification or otherwise furnished by Mittal Steel, or if Mittal Steel has failed to comply with conditions or obligations to which the approval decision is subject.

Mittal Steel believes that the June 2, 2006 clearance decision covers the transaction now agreed among Mittal Steel and Arcelor, the terms of which are set forth in the Memorandum of Understanding. Mittal Steel will discuss this matter with the European Commission in the coming days.

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Offer may not be completed until notification has been filed with the FTC and the DOJ, and the required 30-day waiting period has expired or been terminated. Mittal Steel submitted a notification under the HSR Act on March 8, 2006. Mittal Steel withdrew this notification on April 7, 2006, and re-filed a notification on April 11, 2006. The re-filing was a procedural step that was taken to ensure that the DOJ has adequate time to review the transaction. The HSR Act waiting period expired at 11:59 p.m. on May 11, 2006.

The DOJ’s investigation is continuing with respect to one area of overlap between the companies’ operations in North America. Mittal Steel and the DOJ have agreed that, if the DOJ were to conclude that a remedy is necessary to resolve a competitive concern in this area, Mittal Steel’s proposed sale of Dofasco, Inc., in accordance with its January 26, 2006 agreement with ThyssenKrupp, would satisfy the Department’s concerns. Mittal Steel remains committed to divesting Dofasco to ThyssenKrupp pursuant to the January 26, 2006 agreement.

The Memorandum of Understanding notes that the parties to the Memorandum of Understanding have been unable to reach agreement on issues relating to the sale of Dofasco. In light of this disagreement and in order to permit the Offer to go forward for the benefit of their respective shareholders, the parties to the Memorandum of Understanding have agreed that if the Offer is consummated, issues related to the sale of Dofasco will be submitted to Arcelor’s Board of Directors for further consideration and decision.

Mittal Steel believes that if it acquires a majority of the Arcelor shares and if the DOJ concludes that a remedy is necessary, its agreement with the DOJ will bind Mittal Steel, Arcelor, and the top-level company of the Group and that the DOJ will seek to ensure that Mittal Steel, Arcelor, and the top-level company of the Group comply with that agreement. Mittal Steel is firmly committed to compliance with the agreement with the DOJ.

Mittal Steel’s agreement with the DOJ further provides that if Mittal is unable to sell Dofasco, Mittal Steel may instead resolve any competitive concern by selling an alternative asset. Mittal Steel believes that a divestiture of the alternative asset would have no adverse effect on Mittal Steel’s sales or operations, particularly in light of the related retention of Dofasco.

The expiration of the HSR Act waiting period does not bar the FTC or the DOJ from challenging the Offer before or after its completion. If the FTC or the DOJ believes that the Offer would violate the

US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such shares. US State attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

Canada

The Offer is a notifiable transaction under the Competition Act (Canada). Notifiable transactions cannot be completed under the Competition Act until either (i) a required notification is filed with the Commissioner of Competition and the relevant statutory waiting period has expired or been terminated, (ii) the Commissioner of Competition has issued an Advance Ruling Certificate (ARC) in respect of the transaction or a letter stating that the Commissioner of Competition does not at that time intend to challenge the transaction, or (iii) the Commissioner of Competition has waived the notification requirement on the basis of information received in an application for an ARC.

Long-form notification materials were filed on March 7, 2006 and the statutory waiting period expired on April 18, 2006. On June 7, 2006, a letter was issued on behalf of the Commissioner of Competition, indicating that she was satisfied that there were not sufficient grounds upon which to challenge the proposed transaction, such clearance was not conditional.

Other Jurisdictions

Mittal Steel has identified that notifications are also required under the antitrust or competition laws of a number of other jurisdictions throughout the world. Mittal Steel has filed submissions in Bosnia and Herzegovina (February 3), Brazil (February 17), Bulgaria (February 3), China (April 26), Colombia (April 26), Mexico (May 15), Romania (February 27), Serbia and Montenegro (February 3), South Africa (March 10), Turkey (April 14), and Ukraine (April 21). An acquirer engaging in a public offer is entitled in all of these jurisdictions to acquire title to the target’s shares pending local merger control review. Mittal Steel has obtained unconditional clearances in Bulgaria, Serbia and Montenegro, China, and Colombia and has received confirmation that no filing requirement exists in Bosnia and Herzegovina.

MITTAL STEEL’S MANAGEMENT

The management of Mittal Steel’s business is vested in its Board of Directors. Mr. Lakshmi N. Mittal is Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel. In establishing Mittal Steel’s strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of Mittal Steel’s senior management team with substantial professional and worldwide steel industry experience.

Mittal Steel continues to have a strong emphasis on corporate governance. Five of Mittal Steel’s nine directors are independent. Mittal Steel’s Audit Committee, Nomination Committee and Remuneration Committee are comprised exclusively of independent directors.

The description in this section relates to the existing Board of Directors and senior management of Mittal Steel. Following the completion of the Offer, the Board of Directors and senior management of Mittal Steel and the top-level company of the combined Mittal Steel/Arcelor group after any post-Offer reorganization will be substantially different from that described herein. Please see “Memorandum of Understanding between Mittal Steel, Arcelor and the Controlling Shareholder—Corporate Governance” for a detailed description of the corporate governance provisions of the Memorandum of Understanding that will determine the composition of the Board of Directors and Management Board of Mittal Steel, Arcelor and such top-level company following completion of the Offer. In particular, there will be an 18-member Board of Directors that will include only six members from among or nominated by the current Mittal Steel Board of Directors, three of whom must be independent directors. No decision has been made to date as to the precise identity of the members of the Board of Directors. There will be a seven-member Management Board that will include three representatives of Mittal Steel, including Mr. Aditya Mittal. The other four members of the Management Board will be the current members of Arcelor’s Management Board, Messrs. Guy Dollé, Roland Junck, Gonzalo Urquijo and Michel Wurth. Arcelor has indicated that Mr. Guy Dollé may not wish to serve as CEO following completion of the Offer, but will remain available to facilitate integration. If Mr. Guy Dollé withdraws or resigns, the new Company CEO will be appointed by the Board of Directors further to a proposal made by the current Chairman of Arcelor’s Board of Directors, Mr. Joseph Kinsch, and approved by Mr. Lakshmi N. Mittal.

Board of Directors

Mittal Steel’s Articles of Association provide that its Board of Directors shall consist of five or more class A, class B and class C directors (and comprised at all times of one class A director and at least two class C directors). Class A directors are appointed for a maximum period of four years starting on the day after the day of the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the fourth year after their appointment. Class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the next year. There are currently no class B directors on the Mittal Steel Board of Directors.

Mittal Steel’s Board of Directors currently consists of nine directors, five of whom are independent under Mittal Steel’s independence criteria as well as under the independence definition in the Dutch Corporate Governance Code and the independence criteria of the NYSE standards applicable to non-US issuers.

As per the criteria set forth by Mittal Steel, in order to be considered “independent” a director (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or director of Mittal Steel or any of its affiliates, (ii) in the year prior to his or her appointment, have had a significant business relationship with Mittal Steel or any of its affiliates, (iii) receive any financial compensation from Mittal Steel other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) together with any concert parties, hold 10% or more of the stock of Mittal Steel, and (v) be a member of the management or supervisory board of a company owning 10% or more of the shares of Mittal Steel.

Each time a director is to be appointed, the holders of Mittal Steel class B common shares have the right to make a binding nomination for the appointment of such a class A, B or C director to Mittal Steel’s Board of Directors. The Board of Directors shall invite the meeting of holders of class B common shares to make a nomination within a period of 60 days, such that for each appointment a choice can be made from at least two persons. The nomination shall be included in the notice of the general meeting of shareholders at which the appointment shall be considered. If a nomination has not been made or has not been made in time, this shall be stated in the notice and the general meeting of shareholders can decide at the shareholders’ meeting whom to appoint. The holders of Mittal Steel class A common shares have no nomination right. The general meeting of shareholders can set aside such binding nomination by an absolute majority of votes cast provided that such majority represents at least one-third of the issued capital.

In addition, while the holders of Mittal Steel class B common shares may nominate directors for appointment to the Board of Directors and have the voting power to ensure their election, Mittal Steel follows a philosophy of an “open board” in which all directors are able to express their views on any matter for the Board of Directors’ discussion. Moreover, all directors have the right to seek independent advice from outside advisers at Mittal Steel’s expense for due discharge of their responsibilities.

Under Mittal Steel’s Articles of Association and the Management Board Rules (a copy of which can be found at http://www.mittalsteel.com) and Dutch corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs and policy and strategy of Mittal Steel and its group companies.

All directors, including the independent (non-executive) directors, on Mittal Steel’s Board of Directors, have, as a matter of Dutch law, a duty to act in the interests of Mittal Steel and its stakeholders, which includes its employees and creditors. Independent (non-executive) directors cannot solely take into account the interests of one group of stakeholders (e.g., minority shareholders and employees).

The executive directors are responsible for managing the day-to-day business and operations of Mittal Steel as well as other responsibilities that have been delegated to the executive directors in accordance with Dutch law and Mittal Steel’s Articles of Association.

The executive directors divide their tasks by mutual consultation. In case of an executive director’s absence, his or her duties and powers shall be carried out by another executive director to be designated by the Board of Directors. In case of long-term absence (i.e., absence of more than four weeks), the full Board of Directors shall be informed of this occurrence.

Each executive director is accountable to the Board of Directors for the fulfilment of his or her duties and must therefore report to the Board of Directors on a regular basis and in such a manner as to give the Board of Directors a proper insight into the performance of his or her duties, the foregoing also in view of the Board of Directors’ collective responsibility.

Each executive director has the right to receive from other executive directors and from employees any information about matters that he or she may deem useful or appropriate in connection with his or her collective responsibility for Mittal Steel’s management. He or she must consult with the other executive directors if the implementation of his or her duties affects the implementation of the duties of the other executive directors or if the significance of the matter requires consultation with the other executive directors.

The executive directors, under the Board of Directors’ supervision, are responsible for establishing and maintaining internal procedures ensuring that the Board of Directors is aware of all important financial information, in order to ensure timely, complete and accurate external financial reporting. To that effect, the Board of Directors ensures that the financial information from group companies is reported directly to it and that the integrity of the information is not affected.

The Board of Directors may pass resolutions only if at least three directors, amongst whom one is a Class A and two are Class C directors, are present. The chairman of the meeting shall consult with the absent directors by telephone or telecopy whenever possible. Where possible, resolutions shall be passed by unanimous vote. If this is not possible, the resolution shall be taken, in accordance with Mittal Steel’s Articles of Association, by an absolute majority of votes. If there is a tie, the chairman of the Board of Directors shall have the casting vote.

The non-executive directors discuss at least once a year on their own, i.e., in the absence of the executive directors, both the functioning of the Board of Directors, the executive directors as executive management and that of its individual directors, and the conclusions that must be drawn on the basis thereof. In practice, these discussions typically occur quarterly.

Finally, the Board of Directors has an Audit Committee, a Nomination Committee and a Remuneration Committee, each of which is comprised solely of the independent (non-executive) directors, with written charters that are published on Mittal Steel’s website. In addition, Mittal Steel has adopted a code of conduct for Mittal Steel and its worldwide operations, and a whistleblower process in which reports or complaints are sent directly to the chairman of the Audit Committee.

The members of the Mittal Steel Board of Directors as of the date of this prospectus are as set forth below:

Name	Age(5)	Date Joined Board	Class/Term(6)(7)	Position within Mittal Steel
Lakshmi N. Mittal	55	May 1997	Class A – 2008	Chairman of Mittal Steel’s Board of Directors and Chief Executive Officer

Vanisha Mittal Bhatia	25	December 2004	Class A – 2008	Member of Mittal Steel’s Board of Directors

Lewis B. Kaden(3)(4)	63	April 2005	Class C – 2007	Member of Mittal Steel’s Board of Directors

René Lopez(3)(4)	60	November 2002	Class C – 2007	Member of Mittal Steel’s Board of Directors

Aditya Mittal	29	May 2000	Class A – 2008	Member of Mittal Steel’s Board of Directors, President and Chief Financial Officer

Muni Krishna T. Reddy(1)(2)(4)	60	November 2002	Class C – 2007	Member of Mittal Steel’s Board of Directors

Wilbur L. Ross, Jr.	68	April 2005	Class C – 2007	Member of Mittal Steel’s Board of Directors

Ambassador Andrés Rozental(1)(2)(3)(4)	60	July 1997	Class C – 2007	Member of Mittal Steel’s Board of Directors

Narayanan Vaghul(1)(2)(3)(4)	69	July 1997	Class C – 2007	Member of Mittal Steel’s Board of Directors

(1)	Audit Committee
(2)	Nomination Committee

(3)	Remuneration Committee
(4)	Non-executive and independent director
(5)	Age as of December 31, 2005
(6)	The expiration date of the Class A directors’ term will be as of the Annual General Meeting to be held in the year 2008.
(7)	The expiration date of the Class C directors’ term will be as of the Annual General Meeting to be held in the year 2007.

On May 9, 2006, Mittal Steel announced that its Board of Directors has recommended appointing Mr. François Pinault as a non-executive director to the Board of Directors. The proposed appointment will be discussed and put to a vote at a general meeting of shareholders to be held on June 30, 2006 in Rotterdam, The Netherlands. Mr. Pinault will be an independent director; following his appointment, the Board of Directors will have six independent directors.

Lakshmi N. Mittal is the Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel. He is the founder of Mittal Steel and has been responsible for the strategic direction and development of the Company. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the World Economic Forum’s International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the U.S. Mr. Mittal was awarded Fortune magazine’s ‘European Businessman of the Year 2004’ and was named ‘Entrepreneur of the Year’ by The Wall Street Journal. He was previously named Steel Maker of the Year in 1996 by New Steel, a leading industry publication and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics. Mr. Mittal has been chosen for the 2007 Dwight D. Eisenhower-Global Leadership Award.

Vanisha Mittal Bhatia was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School, and has completed corporate internships at Mittal Shipping Limited, Mittal Steel Hamburg Gmbh and with an internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Lewis B. Kaden has approximately 38 years of experience in corporate governance, dispute mediation, labor and employment law, and economic policy. He is currently Vice Chairman and Chief Administrative Officer of Citigroup Inc. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia’s Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

René Lopez has approximately 37 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom, Cegelec and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom, Cegelec Industries and GEC Alsthom Canada. During this time he held various directorships, notably at the Canadian standard association and the University of Quebec in Montreal. He received the Commemorative Medal for the 125th Anniversary of the Confederation of Canada. Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specializing in mergers and acquisitions, finance and technology transfer management as well as coaching for growing industrial firms.

Aditya Mittal is President and Chief Financial Officer of Mittal Steel. He joined the Company in January 1997 and has held various finance and management roles within the Company. In addition to these responsibilities Aditya was appointed Head of Mergers and Acquisitions for the Company in 1999. In this role, he led the Company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and most recently the United States. This led to Mittal Steel emerging as the world’s largest and most global steel producer, growing its steel making capacities fourfold. These acquisitions included Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the US. Prior to his Mergers and Acquisitions responsibilities, in 1997, Aditya managed the initial public offering (“IPO”) for Ispat International NV. This deal was the largest ever IPO in the steel industry, raising over $775 million and receiving the “Equity Deal of the year” award. Aditya is also an active participant in various charitable organizations, most notably the National Society for the Prevention of Cruelty to Children (“NSPCC”) in the UK, a Young Presidents’ Organization (“YPO”) member and in 2005 was selected as one of the World Economic Forum’s Young Global Leaders. He holds a Bachelor’s Degree of Science in Economics from the Wharton School in Pennsylvania with concentrations in Strategic Management and Corporate Finance from where he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.

Muni Krishna T. Reddy has over 35 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Group (SBM Group), Chairman of Bank SBM Madagascar, Chairman of SBM Nedbank International Ltd and Deputy Chairman of Global Financial Services PLC Malta. He holds the following directorships: Director on the Boards of British American (Holdings) Ltd; British American International Corporation Ltd; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunications Services Ltd, South East Asia Regional Fund. Mr. Reddy took over as Chairman of the SBM Group in October 2003, after having been the Chief Executive Officer for SBM Group for more than 16 years. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title “Grand Officer of the Order of the Star and Key of the Indian Ocean” (GOSK) by the Government of the Republic of Mauritius for distinguished services in Banking. Mr. Reddy also serves as a director of a number of subsidiaries of the Company.

Wilbur L. Ross, Jr. has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of Marquis Who’s Who, Inc. in the United States, and Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association, Nikko Electric Co. in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp. and News Communications Inc. in the United States. He is also Director of IAC Acquisition Corporation, Ltd. (UK) and of Compagnie Européenne de Wagons SARL (Luxembourg), Oxford Automotive (Denmark) and Safety Components International (US). He is Director of the Japan Society and of the Yale School of Management. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board.

Ambassador Andrés Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 36 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the board of managing directors of New India Investment Trust Ltd., Aeroplazas de Mexico and Inmobiliaria Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City. He is President of the Mexican Council on Foreign Relations and a trustee of the Universidad de las Americas and a Board member of the Latin American Advisor and the Pacific Council of International Policy.

Narayanan Vaghul has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank for the last two years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Senior Management

The members of Mittal Steel’s senior management as of the date of this prospectus are as set forth below. The number of members of Mittal Steel senior management has increased since 2004, in line with the Company’s growth.

Name	Age(1)	Position within the Company
Bhikam C. Agarwal	53	Managing Director, Controlling of Mittal Steel

Ashok Aranha	60	Director, Materials

Roeland Baan	49	Chief Executive Officer of Mittal Steel Europe

Vijay Bhatnagar	58	Chief Executive Officer of Mittal Steel Poland

William A. Brake, Jr.	45	Executive Vice President, Operations of Mittal Steel USA

Narendra Chaudhary	61	Chief Executive Officer of Mittal Steel Kryviy Rih

Arvind Chopra	41	Corporate Director, Internal Assurance

Nawal Kishore Choudhary	63	General Director and Chief Executive Officer of Mittal Steel Temirtau

Davinder Chugh	49	Chief Executive Officer of Mittal Steel South Africa

Sjoerd de Vries	49	Director, Treasury & Risk Management

Simon Evans	42	General Counsel of Mittal Steel

Carlos M. Hernandez	51	General Counsel and Company Secretary—Mittal Steel USA

Richard Leblanc	63	President and Chief Executive Officer of Mittal Canada

Greg Ludkovsky	57	Chief Technology Officer

Name	Age(1)	Position within the Company
Sudhir Maheshwari	42	Managing Director, Business Development and Treasury of Mittal Steel

Aditya Mittal	29	President and Group Chief Financial Officer of Mittal Steel

Lakshmi N. Mittal	55	Chief Executive Officer of Mittal Steel

Malay Mukherjee	58	Chief Operating Officer of Mittal Steel

Gregor Münstermann	46	Chief Executive Officer of Mittal Steel Ostrava

Gerhard Renz	58	Chief Operating Officer of Mittal Steel Europe

Michael G. Rippey	48	Executive Vice President Sales and Marketing—Mittal Steel USA

David Sadler	57	Corporate Director, Health, Safety and Environment

Henk Scheffer	43	Company Secretary of Mittal Steel

Louis Schorsch	56	President and Chief Executive Officer of Mittal Steel USA

Leon V. Schumacher	38	Chief Information Officer

William A. Scotting	47	Director, Continuous Improvement

Kumar Arun Prasad Singh	61	Chief Executive Officer of Mittal Steel Galati

Mahendra Pratap Singh	59	Director, Mining

Sander A. van Dam	41	Director, Financial Reporting and Accounting

Pakkam S. Venkataramanan	49	Chief Executive Officer, Mittal Steel Lázaro Cárdenas

Viral C. Vora	52	Director, Shipping

Inder Walia	47	Director, Human Resources

(1)	Age as of December 31, 2005

Bhikam C. Agarwal is the Managing Director, Controlling of Mittal Steel and has over 29 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer since its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a coordinator of its prior activities in the capital markets, two of which received “Deal of the Year” awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Ashok Aranha is the Director, Materials of Mittal Steel. He joined the Company in 1991 and is responsible for the development and implementation of the Company’s purchasing strategy and the implementation of most global purchases for the Company. He has over 35 years of experience in materials and procurement management. Mr. Aranha was the Head of Materials at Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg) and at Caribbean Ispat Limited (now Mittal Steel Point Lisas) prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

Roeland Baan was appointed Chief Executive Officer for Mittal Steel Europe in April 2005. Prior to the merging of Mittal Steel’s Central and Eastern European operations with its Western operations in April 2005, Mr. Baan was the Chief Executive Officer for Mittal Steel Central and Eastern Europe since August 2004. He joined Mittal Steel from the global conglomerate SHV Holdings, which lists metals recycling amongst its non-core activities. He spent eight years as a member of the Energy Divisions Executive Committee and was responsible for developing and executing strategy across a number of key regions including Europe, South America and the Mediterranean rim. Prior to this, Mr. Baan spent 16 years with Shell, where he held a number of positions worldwide. He holds a Masters Degree in Economics from Vrije Universiteit in Amsterdam.

Vijay Bhatnagar was appointed the Chief Executive Officer of Mittal Steel Poland in June 2005. Mr. Bhatnagar was previously the Chief Operating Officer of Mittal Steel Temirtau and prior to that he was the Managing Director of Mittal Steel Lázaro Cárdenas a post he held from October 2002. He has over 34 years of experience in the aluminum and electronics industries. Mr. Bhatnagar worked in various line and staff positions at INDAL in India for over 31 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002. Mr. Bhatnagar is a metallurgical engineer and has a bachelor’s degree in Engineering (Metallurgy) from Regional Institute of Technology, Jamshedpur, India.

William A. Brake, Jr. is the Executive Vice President, Operations of Mittal Steel USA. He joined the Company in April 2005 as the Executive Vice President, Eastern Operations. Previously Mr. Brake worked for International Steel Group Inc. and then prior to that LTV, for a combined work history of over 17 years holding various positions of increasing responsibility, with a consistent record of success over the years. He holds a bachelor’s degree in electrical engineering and a masters’ degree in business administration both from Case Western Reserve University, Cleveland.

Narendra Chaudhary is the Chief Executive Officer of Mittal Steel Kryviy Rih. Mr. Chaudhary was previously the Corporate Director, Operations and Maintenance, of Mittal Steel and before that the Chief Executive Officer of Mittal Steel Galati, a position he held from December 2001 until April 2005. Prior to joining Mittal Steel Galati, he was Chief Executive Officer of Mittal Steel Temirtau. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. Mr. Chaudhary joined Mittal Steel Lázaro Cárdenas in Mexico, in 1993 as Director, Operations, and became Executive Director in 1996. He worked at various Steel Authority of India Limited, or SAIL, plants in various capacities for 28 years. Mr. Chaudhary has a bachelor’s degree in Engineering from Bihar Institute of Technology, India.

Arvind Chopra is the Director, Internal Assurance, of Mittal Steel and joined the Company in April 2000 and is responsible for the facilitation of management’s performance of risk assessments and for the evaluation of internal controls. He is also in charge of the Company’s internal auditing function. Formerly a partner with KPMG, Mr. Chopra has over 20 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestlé and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

Nawal Kishore Choudhary is the General Director and Chief Executive Officer of Mittal Steel Temirtau, a position he has held since January 2002. Dr. Choudhary started his career as a mining engineer in the Bhilai Steel Plant, India, in 1964. In 1984 he moved to India’s largest public sector aluminum company, National Aluminium Company ltd (Nalco). In 1992 he joined Indian Aluminium Company Ltd, or INDAL, as Chief Engineer—New Projects, to lead the Utkal Alumina Project, a world class mega project. From 1992 to 1998 he worked in various senior positions like the Director and Chief Executive of Utkal Alumina India Ltd and Director and Group President—Smelter, Chemicals & Power. In December 1997 Dr. Choudhary was appointed as a Director of the INDAL Board and Chief Operating Officer of INDAL. In October 1998 he assumed the position of Managing Director—Operations of INDAL. In April 1999 Dr. Choudhary was also appointed as independent Chairman of the Board of Directors of Utkal Alumina International Limited—a joint venture project undertaken by INDAL, Norsk Hydro of Norway and Alcan Aluminium of Canada.

Davinder Chugh is the Chief Executive Officer of Mittal Steel South Africa and has over 25 years’ experience in the steel industry, in particular in materials purchasing, logistics, warehousing and shipping. Prior to being appointed Chief Executive Officer, Mr. Chugh held the position of Commercial Director at Mittal Steel South Africa since May 2002. Before joining Mittal Steel South Africa he was vice president of purchasing at Mittal Steel Europe S.A. Mr. Chugh has been with Mittal Steel since 1995 and successfully integrated the materials management functions at newly acquired Mittal Steel plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a master’s degree in business administration.

Sjoerd de Vries joined Mittal Steel in 2004 as Director Treasury & Risk Management. In this role, he manages the Corporate Treasury function in Mittal’s Rotterdam Headquarters. In 1980 he joined Exxon (now ExxonMobil). In his 23 years with Exxon he held 14 different positions of increasing seniority, mainly in the field of Finance. Mr. De Vries spent three years in the United States at Exxon International and two years in Brussels in the European office. His last position before joining Mittal Steel was CFO and Treasurer for the Benelux region. Mr. De Vries is a member of the Board of Directors of JSC Mittal Steel Temirtau, Mittal Steel Kryviy Rih and Mittal Steel Poland. Mr. De Vries is a graduate in finance and economics from Erasmus University in Rotterdam.

Simon Evans joined Mittal Steel in September 2001 as General Counsel. He has over 17 years of experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett (renamed Taylor Wessing), London. Mr. Evans is a graduate of Oxford University in Oxford, England and the College of Law, Guildford in Surrey, England.

Carlos M. Hernandez is General Counsel and Secretary of Mittal Steel USA Inc. He has served in that capacity since the acquisition of ISG by Mittal Steel on April 15, 2005. Prior to that date, he served as General Counsel and Secretary of ISG. He joined ISG in 2004 after serving as Executive Vice President, General Counsel and Secretary of a large, NYSE-listed distribution company in Dallas, Texas. During the prior 19 years, Mr. Hernandez served in various capacities in the law department of Armco Inc. He began his law career with a law firm in Miami, Florida. He has a Bachelors of Science in Civil Engineering from Purdue University and a Juris Doctor from the University of Miami School of Law.

Richard Leblanc is the Chief Executive Officer Long Products for Mittal Steel North America and the President and Chief Executive Officer of Mittal Canada, and has approximately 36 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Mittal Canada in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association. He holds a bachelor’s degree in electrical engineering from Laval University in Quebec, Canada.

Greg Ludkovsky is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Mittal Steel USA. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a Ph.D. in Metallurgical Engineering.

Sudhir Maheshwari is the Managing Director, Business Development and Treasury of Mittal Steel and has over 19 years of experience in steel and related industries. He was previously the Chief Financial Officer of LNM Holdings since January 2002 until its merger with Ispat International in December 2004. He has played an integral and key role in all the recent acquisitions by Mittal Steel. He has also played a key role in various corporate finance and capital market projects including the initial public offering in 1997. Mr. Maheshwari has worked for Mittal Steel for over 17 years. He held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and Mergers & Acquisitions at Mittal Steel. Mr. Maheshwari also serves on the Board of various subsidiaries of Mittal Steel. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce and a member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Malay Mukherjee is the Chief Operating Officer of Mittal Steel and has over 33 years of experience in a range of technical, commercial and general management roles in the steel industry. Mr. Mukherjee has held various senior management positions within Mittal Steel, including Managing Director of Mittal Steel Lázaro Cárdenas and President and Chief Executive Officer of Mittal Steel Europe S.A. He has also served as Managing Director of Mittal Steel Temirtau.

Gregor Münstermann is the Chief Executive Officer of Mittal Steel Ostrava. Prior to this he was Chief Executive Officer at Mittal Steel Hamburg, a position he held since March 2001. He has over 16 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant. Mr. Münstermann holds a Diploma at University Clausthal-Zellerfeld.

Gerhard Renz is the President and Chief Operating Officer of Mittal Steel Europe and has over 30 years of experience in the steel industry. Mr. Renz formerly worked as Managing Director of Mittal Steel Hamburg, Mittal Steel Duisburg and Mittal Steel Germany. Mr. Renz is a board member of Verein Deutsche Eisenhüttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute (taken over by Eurofer). He holds a German (bachelor’s) degree in engineering.

Michael G. Rippey is the Executive Vice President, Sales and Marketing of Mittal Steel USA. Prior to his current position, Mr. Rippey was executive vice president, commercial, and chief financial officer at Ispat Inland. Mr. Rippey joined Inland Steel in 1984 and has had a career of increasingly responsible assignments becoming an officer in 1998 with responsibilities for sales, finance, human resources, law and purchasing. He has a bachelor’s degree in marketing from Indiana University; a master’s degree in banking and finance from Loyola University; and a master of business administration degree from the University of Chicago.

David Sadler joined Mittal Steel in October 2005 as Director, Health, Safety and Environment. In this role he is responsible for implementing a unified code across these areas, ensuring that all Mittal Steel units work to the same common standards of excellence. Mr. Sadler has a wealth of experience in the international mining industry, in numerous roles where he was responsible for both operational and health, safety and environmental performance. He joined Mittal Steel from the world mining giant Rio Tinto, where he was Head of Safety Improvement since April 2004. Mr. Sadler holds a first class degree in Metallurgy, a Masters degree in Metallurgical Quality Control and a Certificate in Education from Garnett College, London. He has completed various management courses including the Advanced Management Program and the International Manufacturing Program, both at INSEAD, France.

Henk Scheffer joined Mittal Steel in March 2003 as Company Secretary and is responsible for compliance with corporate legal requirements and supporting and facilitating Mittal Steel’s Board of Directors. Previously, Mr. Scheffer worked at Canon for 13 years in various legal and general management positions. Mr. Scheffer holds a law degree from Rijks Universiteit Groningen (RUG). In August 2005 Mr. Scheffer was re-admitted as an attorney to the Rotterdam Bar. He was previously admitted to the Amsterdam Bar.

Louis Schorsch was appointed President and Chief Executive Officer of Mittal Steel USA in April 2005. Prior to this, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland. He has over 26 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm’s metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled “Upheaval in a Basic Industry.”

Leon V. Schumacher joined the Group in September 2003 to lead the Group’s Information Technology activities. He joined Mittal Steel from the management board of Arcelor International, where he was responsible for logistics, marketing and IT. Mr. Schumacher has 12 years of experience in the steel industry in information technology, operations and financial roles. He has also held positions at GSX.Com, TradeARBED and ProfilARBED and worked for many years in the United States. Mr. Schumacher holds a Master’s Degree in Electrical Engineering from Ecole Polytechnique Federale (EPF) in Zurich, Switzerland and a Master’s Degree in Management from HEC Business School in Paris, France.

William A. Scotting joined Mittal Steel in September 2002 to lead the Company’s Continuous Improvement activities. Mr. Scotting has 20 years experience in the steel industry in technical, operations management and consulting roles. Formerly an Associate Principal at McKinsey & Company, he has also held positions at BHP Steel, Pioneer Concrete (UK), Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science (Metallurgy) degree from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and an MBA (with distinction) from Warwick Business School in the UK. Mr. Scotting is a member of the Board of Directors of Mittal Steel Galati S.A., and JSC Mittal Steel Temirtau, and a member of the Supervisory Board of Mittal Steel Hamburg GmbH.

Kumar Arun Prasad Singh is the Chief Executive Officer of Mittal Steel Galati. Prior to the merging of Mittal Steel’s Central and Eastern European operations with its Western operations, Mr. Singh was the Chief Operating Officer of Mittal Steel Ostrava. With over 40 years experience in the steel industry, Mr. Singh joined Mittal Steel Lázaro Cárdenas in 1999 as Executive Director, Operations and was elevated to Chief Executive Officer in 2001. He moved to Mittal Steel Ostrava in 2002 as Chief Operating Officer and a member of its Management Board to oversee all operational aspects of the business. Mr. Singh was also appointed Chief Operating Officer of Mittal Steel Poland in 2004.

Mahendra Pratap Singh joined the Company in 1995. Currently as Director, Mining, Mr. Singh is responsible for expanding the mining base of the Company through acquisitions of additional mining resources and through capacity expansion of existing mining resources. Prior to his current position, Mr. Singh was Director Mining at Mittal Steel Temirtau. Mr. Singh has over 37 years experience in management, control and supervision of large sized coal, iron ore and limestone mines. Besides holding the Bachelor’s Degree in Mining Engineering, Mr. Singh is an Associate of the Indian School of Mines and holder of a First Class Mines’ Manager certificate of competency.

Sander A. van Dam is Director Financial Reporting and Accounting and joined the Company in 2005. He is responsible for the financial reporting of the Company. Prior to joining Mittal Steel he was a partner at Deloitte Accountants B.V. serving a range of international clients. He was also a member of the Dutch Accounting Standard Board. He holds a Masters Degree in Economics and is a member of the American Institute of Certified Public Accountants and Royal NIVRA, the Dutch Institute for Certified Accountants.

Pakkam S. Venkataramanan has worked for Mittal Steel since 1993, when he joined Mittal Steel Lázaro Cárdenas as Manager, Sales and Marketing. He spent eleven years in Mexico, rising to Director, Marketing, where he was responsible for overseeing and implementing the company’s sales strategy and building long-term relationships with customers. Having successfully developed Lázaro Cárdenas Sales and Marketing strategy, Mr. Venkataramanan then took up the position as Vice President, Sales and Marketing at Mittal Canada in 2004. Prior to joining Mittal Steel, he worked for the Steel Authority of India for 14 years in various sales and marketing positions. He holds post graduate degrees in Geology and Public Administration, from India. He was appointed as the Chief Executive Officer of Mittal Steel Lázaro Cárdenas in May 2005.

Viral C. Vora joined the Company in 1989. As Director, Shipping, Mr. Vora is responsible for the implementation of transportation strategy and policy for the Company’s raw materials and finished products. He is also responsible for the operation, chartering and management of the Company owned/chartered ships. He has over 31 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance. Mr. Vora was formerly General Manager, Shipping at Caribbean Ispat Limited (now Mittal Steel Point Lisas). Mr. Vora has a degree in statistics and mathematics.

Inder Walia is Director, Human Resources of Mittal Steel and joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 24 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various human resource committees. Mr. Walia has held various positions in human resources at Modi Corp. and HCL Hewlett Packard.

DESCRIPTION OF MITTAL STEEL’S SHARE CAPITAL

Set out below is a summary description of the Mittal Steel class A common shares and class B common shares. For a full description of Mittal Steel’s share capital, please see Mittal Steel’s Articles of Association and the applicable provisions of Book 2 of the Dutch Civil Code. The full text of the Company’s Articles of Association is available at Mittal Steel’s offices and is available at www.mittalsteel.com.

The New Mittal Steel Shares are being created under Dutch law, and will be subject to the provisions attached to, and rank pari passu with, all existing class A common shares from the date of issue as set forth in Mittal Steel’s Articles of Association and the applicable provisions of Book 2 of the Dutch Civil Code.

Share Capital

As at December 31, 2005, the authorized common shares of Mittal Steel consisted of 5,000,000,000 class A common shares, par value of €0.01 per share, and 721,500,000 class B common shares, par value of €0.10 per share. As at December 31, 2005, 255,401,673 (2004: 194,509,790) class A common shares and 457,490,210 (2004: 457,490,210) class B common shares were issued and 246,572,889 (2004: 185,284,650) class A common shares and 457,490,210 (2004: 457,490,210) class B common shares were outstanding.

The preference and relative rights of the Mittal Steel class A common shares and Mittal Steel class B common shares are substantially identical except for disparity in voting power, conversion rights, and certain special rights of the holders of Mittal Steel class B common shares, such as the right to make binding nominations for the appointment of directors to Mittal Steel’s Board of Directors. Holders of Mittal Steel class A common shares are entitled to one vote per share and holders of Mittal Steel class B common shares are currently entitled to ten votes per share on all matters submitted to a vote of shareholders. Each Mittal Steel class B common share is convertible, at the option of the holder, into one Mittal Steel class A common share.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders, at a meeting scheduled for June 30, 2006, to amend the Company’s Articles of Association to eliminate all differences between Mittal Steel’s class A common shares and class B common shares. All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. In addition, by the same amendment, the terms of appointment for the Mittal Steel class A, B and C directors will be harmonized: all directors will serve three-year terms. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

The following table sets forth information as of March 31, 2006 regarding the beneficial ownership of Mittal Steel class A common shares and Mittal Steel class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group.

	Mittal Steel class A common shares			Mittal Steel class B common shares		Total common shares
	Number		% of class	Number	% of class	Number		% of total	% of votes
Controlling Shareholder(1)	165,794,790		64.92%	457,490,210	100%	623,285,000		87.43%	98.32%
Treasury stock(2)	8,751,388	(3)	3.43%	—	—	8,751,388		1.23%	—
Other public shareholders	80,855,495		31.66%	—	—	80,855,495		11.34%	1.68%
Total	255,401,673		100.00%	457,490,210	100%	712,891,883		100.00%	100.00%
Directors and senior management(4)	3,012,249	(4)(6)	1.18%	—	—	3,012,249	(5)(6)	0.42%	0.06%

(1)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, together control Mittal Steel through direct ownership of Mittal Steel class A common shares and through indirect ownership of holding companies that own both Mittal Steel class A common shares and Mittal Steel class B common shares. Ispat International Investments S.L. is the owner of 26,100,000 Mittal Steel class A common shares and 72,150,000 Mittal Steel class B common shares. As a result, Ispat International Investments S.L. is the beneficial owner of 98,250,000 class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal class B common shares. As a result, Mittal Investments S.à r.l. is the beneficial owner of 525,000,000 Mittal Steel class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mr. Mittal is the direct owner of 30,000 Mittal Steel class A common shares and holds options to acquire an additional 340,000 Mittal Steel class A common shares of which 240,000 are exercisable. Mrs. Mittal is the direct owner of 5,000 Mittal Steel class A common shares and holds options to acquire an additional 40,000 Mittal Steel class A common shares of which all 40,000 options are exercisable. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,280,000 Mittal Steel class A common shares and Mrs. Mittal is the beneficial owner of 623,255,000 class A common shares (in each case, assuming conversion of the Mittal Steel class B shares into Mittal Steel class A common shares). Assuming no conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares, Mr. Lakshmi Mittal and Mrs. Usha Mittal, together directly and indirectly through intermediate holding companies, own 165,794,790 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares.
(2)	Represents Mittal Steel class A common shares repurchased by Mittal Steel pursuant to the previously announced share repurchase programs of Mittal Steel.
(3)	Consisting of 5,300,000 Mittal Steel class A common shares repurchased in the year ended December 31, 2004, 2,263,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 Mittal Steel class A common shares awarded to certain senior executives of Mittal Steel, 23,532, 2,117,781 and 2,081,833 Mittal Steel class A common shares issued to Inland’s pension fund in 2003, 2002 and 2001 respectively, and 91,166 Mittal Steel class A common shares for options exercised under Mittal Steel’s pension plan during 2003, excluding 1,384,118 Mittal Steel class A common shares for options exercised between December 31, 2003 and December 31, 2004, excluding 349,606 Mittal Steel class A common shares for options exercised between December 31, 2004 and December 31, 2005 and excluding 77,396 Mittal Steel class A common shares for options exercised between December 31, 2005 and March 31, 2006.
(4)	Excludes shares beneficially owned by the Controlling Shareholder.
(5)	These 3,012,249 Mittal Steel class A common shares are included in shares owned by public shareholders indicated above.
(6)	During 1998, Mittal Steel awarded 198,750 common shares to certain senior management of Mittal Steel in connection with Mittal Steel’s initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with Mittal Steel’s stock bonus plan.

Pursuant to Mittal Steel’s Articles of Association, amended and restated as of June 21, 2005, the Mittal Steel class A common shares may only be held in registered form. These shares may consist of either shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent, or shares traded on Euronext Amsterdam, which are registered in a register kept by or on behalf of Mittal Steel by its Dutch transfer agent. Class A common shares in registered form may be evidenced by share certificates at the option of the shareholder concerned.

Major Shareholders

As at March 31, 2006, the Controlling Shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 64.92% of the issued and outstanding class) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing 98.32% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Controlling Shareholder. Prior to the completion of the acquisition of LNM Holdings, the Controlling Shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the then-combined voting interest in Mittal Steel.

All of the issued class B common shares can be voted directly or indirectly by Mr. Lakshmi N. Mittal. Accordingly, Mr. Lakshmi N. Mittal has the power to elect the members of the Mittal Steel Board of Directors and to exercise voting control over the Mittal Steel general meeting of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. In particular, Mr. Lakshmi N. Mittal has the ability to prevent or cause a change of control of Mittal Steel. Mr. Lakshmi N. Mittal’s proportionate voting rights will decrease following the completion of the Offer, however, both as a result of dilution as well as of the proposed elimination of all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). Assuming 100% acceptance of the Offer, upon its completion Mr. Lakshmi N. Mittal will have 43.6% of the voting rights in Mittal Steel, and the top-level company in the group resulting from any post-Offer reorganization. As described in “The Offer—Intentions of Mittal Steel Regarding Corporate Governance and Corporate Structure—Intentions Regarding Corporate Governance for the Group—Board of Directors of the Group,” Mr. Lakshmi N. Mittal has committed, subject to certain conditions, to limit the voting power that this substantial shareholding could carry in the general meeting of shareholders of Mittal Steel, Arcelor or the top-level company of the Group during a three-year period following the settlement date of the Offer. However, notwithstanding these limitations during this three-year period, Mr. Lakshmi N. Mittal will have the right to subject decisions of the Board of Directors of Mittal Steel, Arcelor and/or the top-level company of the Group opposed by him to the prior approval of the general meeting of shareholders in which Mr. Lakshmi N. Mittal will have the right to vote as he sees fit.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. Finally, as a result of the amendment, the approval of the holders of the class B common shares will no longer be required for a resolution to dissolve the Company. The amendment to Mittal Steel’s Articles of Association will be discussed and put to a vote at the extraordinary shareholders meeting of Mittal Steel to be held on June 30, 2006. A notice for this extraordinary meeting of shareholders, to be held in Rotterdam, The Netherlands, on June 30, 2006, was published on June 6, 2006. The Controlling Shareholder has committed to vote in favor of the amendment. Once approved, the amendment will come into effect as soon as legally possible. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

New Class A Common Shares

The authorization of the shareholders’ meeting of Mittal Steel to allow the Board of Directors to issue the New Mittal Steel Shares requires a simple majority vote. There is no quorum requirement. Mittal Steel’s shareholders have no pre-emptive rights to subscribe for any of the New Mittal Steel Shares since the New Mittal Steel Shares are issued in return for a contribution in kind. There is also no minimum price requirement, other than that the New Mittal Steel Shares cannot be issued at a price below the par value of such shares (€0.01 per share) and that the relevant authorized body can decide to require a minimum price. Finally, since the Arcelor securities being contributed are listed on stock exchanges, there is no requirement for a valuation report by a Dutch certified accountant with respect to these securities.

The New Mittal Steel Shares will be in registered form, freely transferable, and rank pari passu with all existing Mittal Steel class A common Shares as from the date of issue. The maximum number of New Mittal Steel Shares that could be issued in relation to the Offer is 722,235,265 (assuming 100% acceptance level, the conversion of all Convertible Bonds to shares, the conversion of all stock options and tender of the underlying shares, and the tender of all treasury shares).

Form and Transfer of Shares

Both the class A common shares and the class B common shares of Mittal Steel are in registered form. Class A common shares are available in the form of an entry in the share register of Mittal Steel both with or without the issuance of a share certificate, at the option of the shareholder concerned. No share certificates will be issued in respect of class B common shares.

Subject to Dutch law and the Articles of Association, shares in registered form can only be transferred by a written deed of transfer and the acknowledgement of the transfer by Mittal Steel, all in accordance with the provisions of Dutch law and the Articles of Association.

The class A common shares are freely transferable. The class A common shares have no conversion rights.

Each class B common share is convertible at any time and from time to time at the option of the holder thereof into one class A common share. However, the conversion of a class B common share into a class A common share is a reduction of the issued share capital of Mittal Steel under the laws of The Netherlands and requires approval by the shareholders. In addition, the conversion of a class B common share into a class A common share will result in a reduction of the votes of the holder from ten to one.

Issuance of Common Shares

Pursuant to the Articles of Association of Mittal Steel, a general meeting of shareholders can designate Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares by Mittal Steel and to determine the price and further conditions of such share issuance. Such a designation can only be valid for a specific period of no more than five years and may from time to time be extended for a period of not more than five years.

A resolution to resolve upon the issuance of shares, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares, requires a simple majority of the votes cast, without a quorum requirement.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel shareholders extended the authority to Mittal Steel’s Board of Directors for a period of one year (until the annual general meeting of shareholders to be held in 2007) to issue and/or grant rights to subscribe for shares with respect to ten per cent of the unissued class A common shares in which the authorized share capital of Mittal Steel is divided at the time the resolution to issue or grant rights to subscribe for common shares taken by Mittal Steel’s Board of Directors.

On April 19, 2005, Mittal Steel’s Board of Directors adopted a resolution under this authority to issue Mittal Steel class A common shares in connection with the acquisition of ISG.

Preemptive Rights

Unless limited or excluded by Mittal Steel’s shareholders or Board of Directors as described below, holders of each class of common shares have a pro rata preemptive right to subscribe for any newly issued common shares of such class, except for common shares issued for consideration other than cash or issued to Mittal Steel employees or employees of any of its operating subsidiaries.

A resolution to exclude or limit preemptive rights, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the exclusion or limitation of preemptive rights, requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders delegated authority to Mittal Steel’s Board of Directors to limit or exclude preemptive rights in respect of issuances of Mittal Steel class A common shares for a period of five years (the maximum permitted by the laws of The Netherlands). At the annual general meeting of shareholders held on May 26, 2005, Mittal Steel shareholders resolved to reduce such authority to a period of one year (until the annual general meeting of shareholders to be held in 2006). At the annual general meeting of shareholders held on May 9, 2006, this authority was extended until the annual general meeting of shareholders to be held in 2007.

Repurchase of Shares

Mittal Steel may acquire its own common shares, subject to certain provisions of the laws of The Netherlands and of its Articles of Association, if and insofar as:

•	shareholders’ equity, less the amount to be paid for the common shares to be acquired, is not less than the sum of Mittal Steel’s issued and fully paid share capital plus any legal reserve and the Special Reserve required to be maintained by the laws of The Netherlands or Mittal Steel’s Articles of Association; and

•	Mittal Steel and its subsidiaries would thereafter not hold, or hold as pledgee, common shares with an aggregate par value exceeding one tenth of Mittal Steel’s issued share capital.

Purchases by Mittal Steel of its common shares may be effected by Mittal Steel’s Board of Directors only if the shareholders have authorized Mittal Steel’s Board of Directors to effect such repurchases and such authorization has been granted within 18 months (the maximum permitted by the laws of The Netherlands) prior to the date of purchase.

A resolution to resolve upon the repurchase of shares, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the repurchase of shares, requires a simple majority of the votes cast, without a quorum requirement.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders granted the authority to Mittal Steel’s Board of Directors to repurchase up to 10% of the issued share capital of Mittal Steel, in the form of class A common shares and class B common shares, for a period of 18 months effective from the date of the extraordinary meeting of shareholders until June 14, 2006.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel shareholders resolved to authorize Mittal Steel’s Board of Directors, with effect from the date of the annual general meeting of shareholders held on May 9, 2006, to cause Mittal Steel to acquire up to ten per cent of its own share capital issued at the time of acquisition, in the form of class A common shares, on the NYSE, Euronext Amsterdam or otherwise, for a period of 18 months (ending on November 8, 2007), for a purchase price per class A common share to be paid in cash, of not more than 125% of the share price on the NYSE or Euronext Amsterdam and no less than the par value of the share at the time of repurchase. The price on the NYSE or Euronext Amsterdam will be the higher of: (i) the average of the final listing price per class A common share according to the Official Price List of Euronext Amsterdam during the 30 consecutive days on which Euronext Amsterdam is open for trading preceding the three trading days prior to the date of repurchase, and (ii) the average of the closing price per class A common share on the NYSE during 30 consecutive days on which the NYSE is open for trading preceding the three trading days prior to the date of repurchase.

The authorization granted to Mittal Steel’s Board of Directors at the extraordinary meeting of shareholders held on December 15, 2004 in respect of the class B common shares will continue and will expire on June 14, 2006.

Capital Reduction

The shareholders of Mittal Steel may reduce its issued share capital by canceling common shares held by Mittal Steel, by canceling all common shares of a specific class or by reducing the par value of common shares, subject to certain statutory provisions. A resolution to reduce the issued share capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two thirds of the votes cast. In addition, the prior or simultaneous approval of each group of holders of the class of common shares to which the capital reduction relates is required. Mittal Steel is required to file any resolution of shareholders reducing its share capital with the Commercial Register in Rotterdam and to publish the filing in a national daily newspaper. During the two-month period after the filing is made, creditors of Mittal Steel may oppose such reduction of share capital.

General Meeting

Each shareholder of Mittal Steel has the right to attend a general meeting of shareholders, either in person or by proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of Mittal Steel’s Articles of Association. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders. An annual general meeting of shareholders will be held within six months after the end of each financial year in The Netherlands, in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam. An extraordinary general meeting of shareholders may be held as often as Mittal Steel’s Board of Directors deems necessary. In addition, one or more shareholders and other persons entitled to attend such meetings jointly representing at least ten per cent of the issued share capital may request that a general meeting of shareholders be convened.

Mittal Steel will give notice of each meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands and in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam N.V. and, if required, elsewhere. In addition, holders of registered shares who have their ownership recorded directly in Mittal Steel’s shareholders’ register shall be notified by letter that the meeting was convened. Such notices will be given no later than on the 15th day prior to the day of the meeting and will include, or be accompanied by, an agenda (or state where such agenda may be obtained) identifying the business to be considered at the meeting.

Mittal Steel’s Board of Directors may set a record date to establish which shareholders are entitled to attend and vote at the meeting of shareholders.

The agenda is to contain the items selected by the person(s) convening the meeting and required by Dutch law or Mittal Steel’s Articles of Association. In addition, unless it would be detrimental to the vital interests of Mittal Steel, the agenda must also contain the items requested in writing by one or more shareholders or other persons entitled to attend general meetings of shareholders, alone or together representing at least 1% of the issued share capital or representing the amount of market capitalization set by law (at present being €50 million). Such request must have been received by Mittal Steel not later than on the sixtieth day prior to that of the meeting.

Voting Rights

Each Mittal Steel class A common share entitles its holder to one vote and each Mittal Steel class B common share currently entitles its holder to ten votes (to be reduced to one vote) on each matter to be voted upon by shareholders. Shareholders will vote as a single class on all matters submitted to a vote of the general meeting of shareholders, including, without limitation, the appointment of Class A, B, and C directors to Mittal Steel’s Board of Directors and any proposed amendment of Mittal Steel’s Articles of Association.

Mittal Steel’s Articles of Association currently provide that the Board of Directors must consist of five or more Class A, B and C directors, and must have at all times one Class A director and at least two Class C directors. Class A directors are appointed for a period of four years, whereas Class B and C directors will be elected to serve one-year terms.

The entire Board of Directors acting jointly can represent and bind Mittal Steel. In addition, each Class A director can represent and bind Mittal Steel individually. A Class B director acting jointly with another Class B director can represent and bind Mittal Steel, and a Class C director acting jointly with two Class B directors or one Class A director can represent and bind Mittal Steel.

The holders of Mittal Steel class B common shares currently have the right to make a binding nomination for the appointment of a Class A, B or C director to Mittal Steel’s Board of Directors. The general meeting of shareholders can set aside such binding nomination by an absolute majority of votes cast provided that such majority represents at least one-third of the issued capital. Unless otherwise required by Mittal Steel’s Articles of Association or the laws of The Netherlands, resolutions of the general meeting of shareholders will be validly adopted by a simple majority of the votes cast. Except in limited circumstances provided for in Mittal Steel’s Articles of Association or under the laws of The Netherlands, there is no quorum requirement for the valid adoption of shareholder resolutions. Major shareholders in Mittal Steel have no special or enhanced voting rights as a result of their larger shareholdings; their voting rights correspond to the number of class A and/or class B common shares they hold and the votes attached to such shares.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. The amendment to Mittal Steel’s Articles of Association will be discussed and put to a vote at the extraordinary shareholders meeting of Mittal Steel to be held on June 30, 2006. A notice for this extraordinary meeting of shareholders, to be held in Rotterdam, The Netherlands, on June 30, 2006, was published on June 6, 2006. The Controlling Shareholder has committed to vote in favor of the amendment. Once approved, the amendment will come into effect as soon as legally possible. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

The Board of Directors may nominate one or more persons for appointment to the Board of Directors. In addition, one or more shareholders or other persons entitled to attend the general meeting of shareholders, who jointly represent at least 1% of the issued share capital of Mittal Steel or Mittal Steel stock with a value of at least €50,000,000, may request the Board of Directors in writing, at least 60 days before the date on which the shareholders’ meeting is convened, to insert on the agenda of such meeting the nomination of one or more persons for appointment to the Board of Directors. The Board of Directors must meet such a request, unless it would be detrimental to vital interests of Mittal Steel.

In addition, as a result of the amendment (announced on May 19, 2006), directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast.

Reduction of Class B Voting Rights

In connection with the proposed elimination of all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares), the multiple voting rights attached to the class B common shares will be reduced from ten to one voting right per class B common share.

The reduction in the number of voting rights attached to the Mittal Steel class B common shares will be implemented through a reduction of the par value of each of the issued class B common shares from €0.10 per share to €0.01 per share (capital reduction) without repayment of the difference of €0.09 per share to the relevant holders of class B common shares.

The reduction of €0.09 per class B common share shall be attributed to a special reserve to be created in respect of the class B common shares. This reserve (the “B Reserve”) shall serve the same purpose as the Special Reserve (defined below); it shall ensure that the class A and class B common shares continue to provide for equal economic rights. Under Mittal Steel’s Articles of Association, the disparity in voting rights corresponds to the nominal value attached to the class A and class B common shares, i.e., €0.01 per class A common share, and €0.10 per class B common share. In order to ensure equal economic rights, upon the issuance of the class A common shares, to date, €0.09 of any share premium paid up per such share (i.e., an amount equal to the difference between the nominal value of the class A common shares and the class B common shares) was allocated to a special share premium reserve (the “Special Reserve”) to provide for equal dividend entitlements on the class A and class B common shares. Going forward, the B Reserve shall serve the same purpose as the Special Reserve, i.e., it shall ensure that the class A and class B common shares continue to provide for equal economic rights, taking into account that historically the nominal value for the class B common shares was €0.10 per share, and, therefore, €0.09 of any share premium paid up on the class A common shares was allocated to the Special Reserve. Therefore, as of the moment of the reduction of the nominal value attached to the class B common shares from €0.10 to €0.01 per share, each time a class B common share shall be issued €0.09 of any share premium paid up with respect to such share shall be allocated to the B Reserve. Finally, so long as not all of the issued class B common shares have been cancelled or converted into class A common shares the amount of the Special Reserve and the B Reserve cannot be freely distributed to the shareholders. As soon as all class B common shares have been cancelled or converted into class A common shares, the balance of the Special Reserve and the B Reserve shall be added to the general share premium reserve, following which the Special Reserve and the B Reserve shall cease to exist.

The proposed capital reduction, including the proposed voting rights reduction is expected to be approved by a resolution of the general meeting of shareholders of Mittal Steel on June 30, 2006, and a resolution of the meeting of class B common shares, approving the proposed capital reduction on June 30, 2006 (the “Capital Reduction Resolutions”). The Controlling Shareholder has committed to vote in favor of the proposed voting rights reduction. In addition, the Controlling Shareholder has committed to exercise no more than 10% of its class B voting rights (i.e., one vote per class B common share) as of the date of that general meeting of shareholders until the date when the capital reduction takes effect.

Upon approval of the Capital Reduction Resolutions, the following steps will be taken:

First, Mittal Steel shall file a copy of the Capital Reduction Resolutions with the Commercial Register in Rotterdam.

Second, following the filing of the Capital Reduction Resolutions, Mittal Steel shall publish a notice regarding the filing of the Capital Reduction Resolutions in a Dutch nationally distributed daily newspaper.

Third, following the publication of the notice, there is a two-month waiting period during which creditors of Mittal Steel may oppose the decision to reduce the capital and request Mittal Steel to provide a guarantee or other form of security to secure the satisfaction of such creditor’s claim, unless payment of such creditor’s claim is sufficiently secured or if the financial condition of Mittal Steel provides sufficient security that such creditor’s claim will be paid.

Finally, upon expiration of the two-month waiting period and provided that the decision to reduce the capital has not been opposed, or any opposition by a creditor of Mittal Steel has been resolved, the capital reduction will be implemented by amending the Mittal Steel Articles of Association through the execution of a notarial deed of amendment, and the registration of the capital reduction with the Commercial Register in Rotterdam.

Corporate Governance

In June 2001, Mittal Steel adopted corporate governance guidelines that it considered to be in line with best practices of corporate governance. Mittal Steel monitors new, proposed and final U.S. and Dutch corporate regulatory requirements and makes adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. Mittal Steel is committed to meeting the corporate governance mandates and requirements under applicable current and proposed SEC regulations and NYSE listing standards and the laws of The Netherlands. Examples of initiatives taken in this regard are summarized below.

The current Dutch Corporate Governance Code was published on December 9, 2003. During the Mittal Steel annual general meeting of shareholders held on May 5, 2004, the implications of the current Dutch Corporate Governance Code were discussed with its shareholders and certain proposed changes to Mittal Steel’s Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code were approved by the shareholders. The changes to Mittal Steel’s Articles of Association lowered the number of votes required to overrule a binding nomination for the appointment of a member of Mittal Steel’s Board of Directors made by the holders of Mittal Steel class B common shares from a majority of at least two-thirds of votes cast representing more than one-half of the issued share capital of Mittal Steel to an absolute majority of votes cast representing at least one-third of the issued share capital of Mittal Steel. In addition, Mittal Steel’s Articles of Association now provide that a class A director can be appointed for a maximum term of four years and cannot be appointed indefinitely as was previously permitted. Finally, Mittal Steel’s general meeting of shareholders, in which the Controlling Shareholder can determine the outcome of votes, also approved one deviation from the Dutch Corporate Governance Code, i.e., the separation of the posts of Chairman and Chief Executive Officer, as it approved that Mr. Lakshmi N. Mittal could remain Mittal Steel’s Chairman and Chief Executive Officer. Because this deviation was approved by the general meeting of shareholders, Mittal Steel is in compliance with the Dutch Corporate Governance Code and the relevant provisions of Book 2 of the Dutch Civil Code.

During the Mittal Steel annual general meeting of shareholders held on May 26, 2005, the shareholders approved an amendment to Mittal Steel’s Articles of Association stipulating a clear division of responsibility between the Board of Directors, the Remuneration Committee and the shareholders for establishing the remuneration policy of the Board of Directors and individual executive Board members. In addition, this general meeting of shareholders approved amendments to Mittal Steel’s Articles of Association to reflect recent changes in Dutch company law as contained in Book 2 of the Dutch Civil Code.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. The amendment to

Mittal Steel’s Articles of Association will be discussed and put to a vote at the extraordinary shareholders meeting of Mittal Steel to be held on June 30, 2006. A notice for this extraordinary meeting of shareholders, to be held in Rotterdam, The Netherlands, on June 30, 2006, was published on June 6, 2006. The Controlling Shareholder has committed to vote in favor of the amendment. Once approved, the amendment will come into effect as soon as legally possible. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast.

The Board of Directors may nominate one or more persons for appointment to the Board of Directors. In addition, one or more shareholders or other persons entitled to attend the general meeting of shareholders, who jointly represent at least 1% of the issued share capital of Mittal Steel or Mittal Steel stock with a value of at least €50,000,000, may request the Board of Directors in writing, at least 60 days before the date on which the shareholders’ meeting is convened, to insert on the agenda of such meeting the nomination of one or more persons for appointment to the Board of Directors. The Board of Directors must meet such a request, unless it would be detrimental to vital interests of Mittal Steel.

In addition, as a result of the amendment (announced on May 19, 2006), directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast.

Annual Accounts

Each year, Mittal Steel’s Board of Directors must prepare annual accounts within five months after the end of Mittal Steel’s financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at the offices of Mittal Steel within the same period.

Subject to Dutch law, the annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The general meeting of shareholders shall adopt the annual accounts.

Dividends

Mittal Steel’s Board of Directors may reserve a portion of Mittal Steel’s annual profits. The portion of Mittal Steel’s annual profits that remains unreserved shall be distributed to shareholders of Mittal Steel pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares. Mittal Steel’s Board of Directors may resolve that Mittal Steel make distributions out of its general share premium account or out of any other reserves available for distributions under the laws of The Netherlands, not being a legal reserve or the special share premium reserve that Mittal Steel is required to maintain pursuant to Article 36.1 of its Articles of Association, or the Special Reserve (as defined elsewhere in this prospectus). The Special Reserve was created to ensure that the holders of class A common shares and class B common shares have equal dividend rights. Mittal Steel may declare dividends in the form of common shares as well as in cash. Mittal Steel’s Board of Directors may also decide that Mittal Steel pay interim dividends. Mittal Steel may only declare distributions, including interim dividends, insofar as its shareholders’ equity exceeds, on a non-consolidated basis, the sum of its issued and fully-paid share capital and certain reserves that are required to be maintained by the laws of The Netherlands or Mittal Steel’s Articles of Association (including the Special Reserve).

The Mittal Steel Board of Directors may set a record date to establish which shareholders are entitled to dividends and the date upon which such dividends will become payable. Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

Article 36.3 of Mittal Steel’s Articles of Association provides that as soon as all of the issued class B common shares have been converted into class A common shares, the balance of the Special Reserve shall be added to the general share premium reserve, whereupon the Special Reserve shall cease to exist.

All calculations to determine the amounts available for dividends will be based on Mittal Steel’s statutory accounts, which will, as a holding company, be different from its consolidated accounts. Mittal Steel’s statutory accounts have to date been prepared, and will continue to be prepared, under Dutch GAAP and are deposited with the Commercial Register in Rotterdam, The Netherlands. As at December 31, 2005, the net results and the sum of the equity as set out in the statutory accounts were $3,430 million and $15,584 million, respectively. Because Mittal Steel is a holding company and has no operations of its own, it is dependent on dividends or other advances from its operating subsidiaries to fund any dividends.

The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive pro rata such distributions, if any, that may be declared by Mittal Steel’s Board of Directors out of funds legally available for distribution. ABN AMRO Bank N.V. is the paying agent for dividends payable on European Shares, and The Bank of New York is the paying agent for dividends payable on New York Shares.

The New Mittal Steel Shares will rank pari passu with all existing Mittal Steel class A common shares from the date of issue and, accordingly, will be entitled to any dividend distributions declared following the date of issue of the New Mittal Steel Shares.

Significant Transactions

As required under Dutch law, decisions of the Board of Directors involving a significant change in the identity or character of Mittal Steel are subject to the approval of the shareholders.

Such decisions include:

•	the transfer of all or substantially all of Mittal Steel’s business to a third party;

•	the entry into or termination of a significant joint venture of Mittal Steel or of any of Mittal Steel’s subsidiaries with another legal entity or company, or of Mittal Steel’s position as a fully liable partner in a limited partnership or a general partnership; or

•	the acquisition or disposal, by Mittal Steel or any of Mittal Steel’s subsidiaries, of a participating interest in the capital of a company valued at one third or more of Mittal Steel’s assets according to Mittal Steel’s most recently adopted consolidated annual balance sheet.

A resolution of the general meeting of shareholders to resolve upon a “significant transaction” as described above, requires a simple majority of the votes cast, without a quorum requirement.

Amendment to the Articles of Association

Mittal Steel’s Articles of Association may be amended by resolution of the shareholders upon a proposal by Mittal Steel’s Board of Directors. The resolution of the shareholders to amend the Articles of Association shall require the prior or simultaneous approval of each group of holders of shares of the class whose rights are prejudiced by the amendment to the Articles of Association.

A resolution of the general meeting of shareholders and each group of holders of shares of the class whose rights are prejudiced by the amendment to the Articles of Association to resolve upon an amendment to the Articles of Association, requires a simple majority of the votes cast, without a quorum requirement.

Merger and Demerger

Mittal Steel’s Board of Directors requires the prior approval of the general meeting of shareholders to resolve to enter into (i) a statutory merger whereby Mittal Steel acts as the acquiring legal entity, or (ii) a legal demerger (juridische splitsing) whereby Mittal Steel acts as the acquiring or demerging legal entity, unless the statutory merger is a merger referred to in Article 333 of Book 2 of the Dutch Civil Code (i.e., a merger in which the acquiring company holds 100% of the issued capital of the disappearing entity), or in the case of a legal demerger, a demerger referred to in Article 334hh of Book 2 of the Dutch Civil Code (i.e., a demerger in which the acquiring companies are newly incorporated companies and the demerged entity becomes the sole shareholder of such acquiring companies).

A resolution of the general meeting of shareholders to resolve upon a merger or demerger requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.

Liquidation

In the event of the dissolution and liquidation of Mittal Steel, holders of Mittal Steel common shares are entitled to receive all of the assets of Mittal Steel available for distribution after payment of all liabilities pro rata to the number of common shares held by each such shareholder irrespective of the par value of the common shares held by such holder. As a holding company, Mittal Steel’s sole material assets are the capital stock of its operating subsidiaries. Therefore, in the event of dissolution and liquidation, Mittal Steel will either distribute the capital stock of the operating subsidiaries or sell such stock and distribute the net proceeds thereof, after satisfying its liabilities. During liquidation, Mittal Steel’s Articles of Association will, to the extent possible, remain in full force and effect.

A resolution of the general meeting of shareholders to resolve upon the dissolution and liquidation of Mittal Steel, requires a simple majority of the votes cast, without a quorum requirement.

Information Rights

Holders of Mittal Steel class A common shares and class B common shares have the following information rights:

•	the right to obtain the annual accounts and the annual report. Within five months following the end of each fiscal year, Mittal Steel’s Board of Directors must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances by a maximum of six additional months. The annual accounts and the annual report are available free of charge to shareholders at Mittal Steel’s offices from the date of the notice convening Mittal Steel’s annual general meeting;

•	the right for (i) one or more shareholders and other persons entitled to attend such meetings jointly representing at least ten per cent of the issued share capital in Mittal Steel and (ii) one or more shareholders jointly representing a par value of at least €225,000 in the aggregate in Mittal Steel, to petition for an investigation (enquête) into the affairs of Mittal Steel; and

•	the right to obtain a copy of any proposal to amend Mittal Steel’s Articles of Association or to dissolve Mittal Steel at the same time as meeting notices referring to such proposals are published or sent to all those who are entitled to vote on the subject.

In addition, pursuant to the relevant provisions of Book 2 of the Dutch Civil Code, Mittal Steel’s Board of Directors must provide the general meeting of shareholders with all information that it may require, unless vital interests of Mittal Steel or any law, rule or regulation applicable to Mittal Steel would prevent it from doing so.

Mandatory Bid

Dutch law currently does not provide for mandatory takeover bids. Dutch rules on mandatory takeovers are expected to become effective in the course of 2006. The directive of the European Parliament and of the Council of the European Union on takeover bids (the “Takeover Directive”) of April 21, 2004, must be implemented by each EU member state no later than May 20, 2006. The Takeover Directive applies to all companies governed by the laws of an EU member state of which all or some voting securities are admitted to trading on a regulated market in one or more EU member states. Pursuant to the Takeover Directive, EU member states should ensure the protection of minority shareholders by obliging the person that acquires control of a company to make an offer to all the holders of that company’s voting securities for all their holdings at an equitable price. The laws of the EU member state in which a company has its registered office will determine the percentage of voting rights that is regarded to confer control over that company. On December 23, 2005, the Dutch government published its proposal for the implementation of the Takeover Directive (the “Proposal”). Pursuant to the Proposal, any shareholder or group of shareholders acting in concert who could exercise, directly or indirectly, at least 30% of the votes in the shareholders’ meeting of a Dutch company is considered to control such company. Pursuant to the Proposal, shareholders with controlling interests as of the date on which the new legislation enters into force will be exempt from the obligation to make a takeover bid for the remaining shares they do not hold. Accordingly, even if at the date of implementation of the Takeover Directive into the laws of The Netherlands, the Controlling Shareholder has a greater than 30% voting interest in Mittal Steel, the Controlling Shareholder is still not obligated to launch a bid for the remaining outstanding shares in Mittal Steel.

Dutch Squeeze-Out Proceedings

If a person or a group of persons acting in concert holds in total 95% of a Dutch public limited liability company’s issued share capital by par value for their own account, Dutch law permits the that person or group of persons acting in concert to acquire the remaining ordinary shares in the company by initiating proceedings against the holders of the remaining ordinary shares. The price to be paid for such ordinary shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Disclosure of Significant Ownership of Shares

Holders of Mittal Steel shares may be subject to notification obligations under the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996), as amended (the “Dutch Disclosure Act”), and the Dutch Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995), as amended (the “Dutch Securities Act”). The following description summarizes those obligations. Shareholders of Mittal Steel are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

Pursuant to the Dutch Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in Mittal Steel’s share capital or voting rights must immediately give written notice to Mittal Steel and, by means of a standard form, to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) if, as a result of such acquisition or disposal, the percentage of Mittal Steel’s capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Dutch Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and 66 2/3% or more.

A proposal to amend the Dutch Disclosure Act is pending before the Second Chamber of the Dutch Parliament. It is anticipated that the following percentage ranges will be introduced: 0-5%, 5-10%, 10-15%, 15-20%, 20-25%, 25%-30%, 30-40%, 50-60%, 75-95% and 95% or more.

Upon notification, the Netherlands Authority for the Financial Markets shall arrange for publication of the notification in a public registry.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) common shares that are directly held (or acquired or disposed of) by any person, (ii) common shares that are held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) common shares that such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of). Special rules apply to the attribution of common shares that are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of common shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on the common shares. If a pledgor or usufructuary as holder of the common shares retains such voting rights, this may trigger notification obligations for such holder.

Disclosure of Insider Transactions

Members of Mittal Steel’s Board of Directors and other insiders within the meaning of Article 47a of the Dutch Securities Act and/or article 2a of the Dutch Disclosure Act must report to the Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in shares in Mittal Steel or in securities whose value is at least in part determined by the value of shares in Mittal Steel.

SHARE TRADING, CLEARING AND SETTLEMENT

General

Mittal Steel’s class A common shares and class B common shares will be held in registered form only.

Class A common shares are either registered in a register kept by ABN AMRO Bank N.V. (“ABN AMRO”), Foppingadreef 22, 1102 BS Amsterdam, The Netherlands on Mittal Steel’s behalf (the “European Shares”), or registered in a register kept by The Bank of New York (“BNY”), 101 Barclay Street, 22nd Floor West, New York, New York 10286, United States of America on Mittal Steel’s behalf (the “New York Shares”).

The European Shares will be traded solely at Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges (the “European Exchanges”).

Any trades of the European Shares at Euronext Amsterdam will be settled through the book-entry transfer system maintained by Euroclear Nederland and its participants. ABN AMRO will act as paying agent for these shares.

Any trades of the European Shares at Euronext Brussels will be settled through the book-entry transfer system maintained by Euroclear Belgium and its participants. Bank Degroof will act as paying agent for these shares.

Any trades of the European Shares at Euronext Paris will be settled through the book-entry transfer system maintained by Euroclear France and its participants. Société Générale will act as paying agent for these shares.

Any trades of the European Shares at the Luxembourg Stock Exchange will be settled through the book-entry transfer system maintained by Clearstream Luxembourg and its participants. HSBC Trinkaus will act as paying agent for these shares.

Any trades of the European Shares at the Spanish Stock Exchanges will be settled through the book-entry transfer system maintained by Iberclear and its participants. Caja Madrid Bolsa will act as paying agent for these shares.

The New York Shares will be traded solely at the NYSE.

Any trades of the New York Shares will be settled through The Depository Trust Company. BNY will act as paying agent for these shares.

Exchange of European Shares for New York Shares

European Shares may be exchanged for New York Shares and vice versa at the request of the holder.

A holder may exchange its European Shares for New York Shares by instructing the relevant participant to provide a written request for this exchange at the office of ABN AMRO. ABN AMRO will instruct BNY to issue New York Shares, deliver corresponding share certificates, if any, and adjust the New York register accordingly. Mittal Steel and ABN AMRO will also arrange for corresponding adjustments to be made by Euroclear Nederland in the book-entry transfer system.

Similarly, a holder may exchange New York Shares for European Shares by presenting a written request for this exchange and surrendering the certificates, if any, representing their New York Shares to BNY. BNY will instruct ABN AMRO to arrange for an adjustment to be made by Euroclear Nederland in the book-entry transfer system. BNY will also make a corresponding adjustment in the New York register. Share certificates for New York Shares may be exchanged at the office of BNY for certificates of other authorized denominations.

A fee of up to $0.05 per class A common share will be charged to shareholders for the exchange of European Shares for New York Shares and vice versa.

Transfer of European Shares from one European Exchange to another European Exchange

Holders of European Shares can instruct the financial intermediary through which they hold their shares to trade them on any European Exchange where Mittal Class A common shares are admitted to trading. If necessary, such financial intermediary will transfer the relevant shares to its account with the clearing and settlement agent competent for that other European Exchange.

A fee may be charged to shareholders for transfer of European Shares from one European Exchange to another European Exchange.

Description of Clearance and Settlement Systems

The following is a brief description of Clearstream Luxembourg, The Depository Trust Company, Euroclear Belgium, Euroclear France, Euroclear Nederland, and Iberclear. Mittal Steel will not have any responsibility for the performance by Clearstream Luxembourg, The Depository Trust Company, Euroclear Belgium, Euroclear France, Euroclear Nederland, and Iberclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream Luxembourg

Clearstream Luxembourg is the central securities depository for the Luxembourg market, responsible for holding and transferring physical or dematerialized securities. Clearstream Luxembourg is an international central securities depository, providing, as its core services, the clearance and settlement of transactions in global and international securities and domestic securities traded across borders. These services are carried out by means of a computer based book-entry system operated from Luxembourg. Clearstream Luxembourg is registered as a bank in Luxembourg and as such is subject to regulation by the CSSF. Participants in Clearstream Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Luxembourg. Clearstream Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V. as the Operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream Luxembourg and the Euroclear Operator.

The Depository Trust Company

The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. The Depository Trust Company participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to The Depository Trust Company system also is available to indirect participants of The Depository Trust Company such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of The Depository Trust Company, either directly or indirectly.

Because The Depository Trust Company can only act on behalf of its participants, who in turn act on behalf of indirect participants of The Depository Trust Company and certain banks, the ability of an owner of a beneficial interest in New York Shares to pledge its interest to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of its interest, may be limited by the lack of a definitive certificate for its interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the New York Shares to persons may be limited. In addition, beneficial owners of New York Shares through The Depository Trust Company system will receive dividend payments only through The Depository Trust Company’s participants.

Euroclear Belgium

Euroclear Belgium is the central institution whose objects are the custody and services to its participants. Euroclear Belgium settles, on behalf of LCH.Clearnet SA, who acts as the central counterparty, the transactions executed on Euronext Brussels, operates the last resort securities lending and borrowing, set up by LCH.Clearnet, and offers real-time gross settlement for OTC-trades. Euroclear Belgium maintains links with several other central securities depositories, including Euroclear. Euroclear Belgium was registered as a settlement organization by the CBFA on November 8, 2005 pursuant to the Belgian Royal Decree of September 26, 2005, and is under the supervision of the CBFA. Participants in Euroclear Belgium are credit institutions and investment firms.

Euroclear France

Euroclear France is the central securities depository for France and offers services to its participants. Euroclear France settles the transactions executed on Euronext Paris and offers real-time gross settlement for OTC-trades. As the national securities depository, Euroclear France is the custodian of all types of securities in any currency or form. Euroclear France is under the supervision of the AMF. Euroclear France’s operating rules have been approved by the French AMF. Participants in Euroclear France are credit institutions, investment firms and legal entities listed in article L.442-2 of the French Monetary and Financial Code.

Euroclear Nederland

Euroclear Nederland is the central institution whose objects are the safekeeping and administration of securities and the operation of a security giro on behalf of its participants. Euroclear Nederland was designated as the central institution by the Dutch Ministry of Finance pursuant to the 1977 Securities Giro Administration and Transfer Act (Wet giraal effectenverkeer), and is under the supervision of the Dutch Minister of Finance, the Dutch Central Bank (De Nederlandsche Bank) and the AFM. Participants in Euroclear Nederland are banks and brokers registered as credit institutions. Under the operation of the Securities Giro Administration and Transfer Act, book-entry transfers are made between the collective securities deposits held by Euroclear Nederland.

Iberclear

Iberclear is the Spanish clearance and settlement system that performs the clearance and settlement in the Spanish Stock Exchanges. Participants in Iberclear are banks and brokers duly authorized as investment services companies. Iberclear maintains the securities registry by means of book-entry form of all eligible securities listed in the Spanish Stock Exchanges and provides technical and operational services directly related to registering, clearing and settlement of securities. Iberclear can collaborate in, or co-ordinate with, other foreign entities related to registering, clearing and settlement of securities, as well as allowing it to participate in them.

The European Shares have been accepted for clearance through Euroclear and Clearstream Luxembourg under common code number XS7870558.

The Fonds Code on Euronext Amsterdam is 36193. The CUSIP number for the New York Shares is 61684P101 and the ISIN for the New York Shares is US60684P1012.

COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER

LUXEMBOURG AND DUTCH LAW

As a result of the Offer, shareholders of Arcelor will become shareholders of Mittal Steel and their rights will be governed by Mittal Steel’s Articles of Association, which differ in material respects from Arcelor’s Articles of Association. The following is a summary of the material differences between the rights of holders of Arcelor shares and holders of Mittal Steel class A common shares and Mittal Steel class B common shares. These differences arise from differences between the Luxembourg law dated August 10, 1915, as amended, and the Dutch Civil Code as well as from differences between the governing documents of Arcelor and Mittal Steel. More information concerning shareholders’ rights can be found in the corporate laws of Luxembourg, the Dutch Civil Code and the governing instruments of Mittal Steel and Arcelor. For information as to where the governing instruments of Mittal Steel and Arcelor may be obtained, see “Where You Can Find More Information.” You are encouraged to obtain and read these documents.

The Memorandum of Understanding provides that, upon completion of the Offer and any related subsequent offer or compulsory buy-out, Mittal Steel and Arcelor will use their best efforts to ensure that Mittal Steel is merged into Arcelor with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. Accordingly, the rights and privileges of Arcelor shareholders who tender their shares in the Offer for Mittal Steel shares will, following completion of such merger, again be governed by Luxembourg law. Subject to further legal and tax analysis, the merger is expected to take the form of a cross-border merger governed by Dutch and Luxembourg law. Further discussions will be held with the Luxembourg authorities to obtain from them the appropriate comfort with respect to the location of the headquarters of the Company in Luxembourg. The timing of such merger is uncertain at this stage but will likely take at least nine to 12 months, due, among other things to the time required for and outcome of such further analysis and discussions and to the necessary listing of the new company on six exchanges and its SEC registration.

Voting Rights

Under Luxembourg law, each shareholder is entitled, notwithstanding any provision to the contrary in the Articles of Association, to one vote per share. All shareholder resolutions are taken by a majority of the outstanding shares present or represented at the shareholders’ meeting unless the Articles of Association or Luxembourg law prescribe otherwise. No quorum is required unless Luxembourg law or the Articles of Association provide otherwise.

Arcelor’s Articles of Association provide for one vote per share of Arcelor. Arcelor’s Articles of Association further provide that, unless there is a provision of Luxembourg law to the contrary, resolutions shall be adopted at the general meeting of shareholders by a majority of those shareholders present or represented. A resolution by the general meeting to increase or decrease the authorized or subscribed capital, to limit or exclude pre-emptive rights, to approve the acquisition by any person of one quarter or more of the shares of Arcelor or to amend the Articles of Association of Arcelor requires, in order to be validly adopted, a quorum of one-half of the subscribed capital and a majority of two-thirds of the votes of the shareholders present or represented.

Under Dutch law, each shareholder is entitled to one vote per share, unless the Articles of Association of the company provide otherwise. All shareholder resolutions are taken by an absolute majority of the votes cast, unless the Articles of Association or Dutch law prescribe otherwise. The validity of shareholder decisions is not dependent on a quorum, unless Dutch law or the Articles of

Association stipulate otherwise. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

Mittal Steel’s Articles of Association provide for one vote per share of Mittal Steel class A common shares and ten votes per share of Mittal Steel class B common shares. Generally, all resolutions may be adopted by a simple majority of the total votes cast, and there are no quorum requirements.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. The Controlling Shareholder has committed to vote in favor of such amendment. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

A resolution by the general meeting of shareholders to limit or exclude pre-emptive rights or to designate the board of directors as the authorized organ (corporate body) for this purpose requires, in order to be validly adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than one-half of the issued share capital is present or represented at such meeting. The same applies to a resolution to reduce the issued share capital. The general meeting of shareholders can set aside such binding nomination by an absolute majority of votes cast provided that such majority represents at least one-third of the issued capital. If this proportion of the capital is not represented at the meeting, but a majority of the votes cast is in favor of a resolution to cancel the binding nature of the nomination, a new meeting may be convened at which the resolution may be passed by a majority of the votes cast, regardless of the proportion of the capital represented at the meeting. Mittal Steel’s shareholders may suspend or remove directors by a two-thirds majority, provided that such qualified majority represents at least one-half of the issued capital, unless upon proposal of the holder of the class B common shares in which case a simple majority suffices.

Amendment of Charter Documents

Under Luxembourg law, amendments to the Articles of Association of a public limited company (société anonyme) require a resolution of the shareholders of the company approved by a majority of two-thirds of the votes of the shareholders present or represented at a meeting the quorum for which must be at least one-half of the subscribed capital of the company, unless the Articles of Association provide otherwise. Such meeting should be convened by the Board of Directors. The agenda of the meeting must indicate the proposed amendments to the Articles of Association. If the quorum is not reached at the shareholders’ meeting, a second meeting may be convened. The convening notice to the second meeting shall reproduce the agenda and indicate the date and the results of the previous meeting. The second meeting shall validly deliberate regardless of the proportion of the capital represented, though any resolution, to be adopted, must be carried by at least two-thirds of the vote of the shareholders present or represented. Any amendments concerning the objects or form of the company must be approved by the general meeting of bondholders. Such meeting shall not validly deliberate unless at least one-half of the securities outstanding are represented and the agenda indicates the proposed amendments. If there is no quorum, a second meeting may be convened in the same manner as above. At the second meeting, bondholders who are not present or represented shall be regarded as being present and as voting for the proposals of the Board of Directors. However, in such case the convening notice must (i) reproduce the agenda of the first meeting and indicate the date and results of that meeting; (ii) specify the proposals of the Board of Directors on each of the items of such agenda, indicating the amendments proposed; and (iii) contain a notice to bondholders that failure on their part to attend the general meeting shall be deemed to indicate support for the proposals of the Board of Directors. At both meetings, resolutions shall be validly passed if they are passed by two-thirds of the votes.

The nationality of the company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of the shareholders and bondholders.

Any resolutions to amend the Articles of Association of a Luxembourg company must be taken before a Luxembourg notary and such amendments must be published.

Arcelor’s Articles of Association provide that the Articles of Association may be modified by a general meeting of shareholders acting in accordance with the quorum and majority requirements set out in Luxembourg law.

Under Dutch law, shareholders of a Dutch company may resolve to amend the company’s Articles of Association.

Under Mittal Steel’s Articles of Association, the general meeting of shareholders may pass a resolution for an amendment to Mittal Steel’s Articles of Association that will be valid only if the resolution was proposed to the general meeting of shareholders by the Board of Directors and the complete proposal has been made freely available to the shareholders and other persons entitled to attend meetings of shareholders, at the office of the company and, in the event that shares have been listed on Euronext Amsterdam, at a bank in Amsterdam specified in the notice convening the meeting from the day of notice convening such meeting until the close of that meeting. The resolutions of the shareholders to amend Mittal Steel’s Articles of Association will require the prior or simultaneous approval of each group of holders of shares of the class whose rights are prejudiced by the amendment to the Articles of Association.

Appraisal Rights

Luxembourg law does not recognize the concept of appraisal rights and, accordingly, holders of shares in a Luxembourg company have no appraisal rights.

Dutch law does not recognize the concept of appraisal or dissenters’ rights and, accordingly, holders of shares in a Dutch company have no appraisal rights.

Issuance of Shares

Any increase in capital shall be decided upon by the general meeting of shareholders with a quorum of 50% of the share capital and a majority of two-thirds of the votes present or represented.

The Articles of Association may, however authorize the Board of Directors to increase capital on one or more occasions up to a specified amount which authorization shall be valid for only five years. It may be renewed on one or more occasions by the general meeting deliberating in the same manner as above.

The shareholders of Arcelor resolved on December 11, 2001 to authorize the Board of Directors for a period ending on December 11, 2006 to increase the capital on one or more occasions within the limits of the authorized capital. The Board of Directors is authorized to fix the procedure for all subscriptions and their payment in cash or in kind. An increase in capital may be carried out by (i) an incorporation of reserves, share premium or carried forward profits with or without the issue of the new shares; (ii) following the issue and exercise of subordinated or non-subordinated bonds convertible, exchangeable or reimbursable for shares or arising from other subscription rights for shares; or (iii) by means of the issue of any other type of security or instrument giving right to shares. The Board of Directors is authorized to fix the subscription price with or without a share premium, the effective date and, if necessary, the duration, amortization, rights, interest, conversion and exchange rates for said securities as well as all other conditions and procedures relating to issue, subscription and payment.

Pursuant to the Articles of Association of Mittal Steel, a general meeting of shareholders can designate Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares by Mittal Steel and to determine the price and further conditions of such share issuance. Such a designation can only be valid for a specific period of no more than five years and may from time to time be extended for a period of no more than five years.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel shareholders extended the authority to Mittal Steel’s Board of Directors for a period of one year (until the annual general meeting of shareholders to be held in 2007) to issue and/or grant rights to subscribe for shares with respect to 10% of the unissued Mittal Steel class A common shares in which the authorized share capital of Mittal Steel is divided into at the time the resolution to issue or grant rights to subscribe for common shares taken by Mittal Steel’s Board of Directors.

Pre-emptive Rights

Pursuant to Luxembourg law, shares of a company to be subscribed for in cash shall be offered on a pre-emptive basis to shareholders in the proportion of the capital represented by their shares. Luxembourg law provides that the Articles of Association of a company may not withdraw or restrict pre-emption rights. The Articles of Association may nevertheless authorize the Board of Directors to withdraw or restrict these rights in relation to an increase in capital made within the authorized capital. A general meeting of shareholders called upon to resolve either upon an increase of capital or upon the authorization to increase the capital may limit or withdraw pre-emptive subscription rights or authorize the Board of Directors to do so. Any proposal to that effect must be specifically announced in the convening notice. Detailed reasons therefor must be set out in a report prepared by the Board of Directors and presented to the meeting, dealing in particular with the proposed issue price.

The Articles of Association of Arcelor provide that the pre-emptive rights may be limited or excluded by a meeting of shareholders resolving with the quorum and majority requirements necessary for an amendment to the Articles of Association. The Articles of Association further provide that the pre-emptive rights may be limited or excluded by the Board of Directors when the general meeting of shareholders resolving within the quorum and majority requirements applicable to an amendment to the Articles of Association, delegate to the Board of Directors the power to issue shares and to limit or exclude pre-emptive rights during a period fixed by the general meeting which cannot exceed five years. The shareholders resolved on December 11, 2001 to authorize the Board of Directors, for a period ending on December 11, 2006, to increase the capital on one or more occasions within the limits of the authorized capital. This period may be extended by resolution of the shareholders. It was furthermore resolved to authorize the Board of Directors to limit or exclude the pre-emptive rights of existing shareholders.

Under Dutch law, in the event of an issuance of shares, each shareholder will have a pre-emptive right pro rata to the number of shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Pre-emptive rights in respect of newly issued common shares may be limited or excluded by the general meeting of shareholders. Mittal Steel’s Articles of Association conform to Dutch law and authorize the general meeting of shareholders or the Board of Directors, if so designated by a resolution of the general meeting of shareholders, to limit or exclude pre-emptive rights for holders of Mittal Steel common shares. In order for such a resolution to be adopted, at least a two-third majority of the votes cast in a meeting of shareholders is required, if less than one-half of the issued share capital is present or represented at the meeting.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders delegated authority to Mittal Steel’s Board of Directors to limit or exclude pre-emptive rights in respect of issuances of Mittal Steel class A common shares for a period of five years (the maximum permitted by the laws of The Netherlands). At the annual general meeting of shareholders held on May 26, 2005, Mittal Steel shareholders resolved to reduce such authority to a period of one year (until the annual general meeting of shareholders to be held in 2006). This authority was extended at the annual general meeting of shareholders held on May 9, 2006 until the annual general meeting of shareholders to be held in 2007.

Action by Written Consent of Shareholders

Luxembourg law does not provide for the possibility for resolutions of shareholders of a public limited company (société anonyme) to be adopted in writing.

Under Dutch law, resolutions may be adopted by shareholders in writing without holding a meeting of shareholders, provided the Articles of Association expressly so allow and provided no bearer shares are issued and all shareholders vote in favor of such resolution. As Mittal Steel’s Articles of Association do not contain such an express provision, shareholders of Mittal Steel may not adopt resolutions outside a meeting of shareholders.

Shareholders’ Meetings

Under Luxembourg law, an annual general meeting of shareholders of a public limited company (société anonyme) must be held for the approval of the annual accounts and the discharge of the directors and auditors for the period up to the date of the annual accounts. Any other proper business may be transacted at the annual general meeting. Arcelor’s Articles of Association provide that the annual general meeting shall take place at the registered office of the company or at any other place in the municipality of Luxembourg as set out in the convening notice on the last Friday of the month of April at 11 am. Furthermore, Luxembourg law provides that the Board of Directors is obliged to convene a meeting of shareholders so that it is held within a period of one month if shareholders representing one fifth of the capital so require in writing with an indication of the agenda.

In accordance with the rules and regulations of the Luxembourg Stock Exchange, the convening notice for a general meeting of the shareholders of a company listed on the stock exchange, such as Arcelor, must be published in one or several newspapers circulated throughout Luxembourg or widely circulated therein or on the website of the stock exchange or may be made available to the public in written form at places indicated by announcement to be published in the same manner. Such convening notice should also be filed with the stock exchange.

Convening notices shall contain the agenda and shall take the form of announcements published twice, with a minimum interval of eight days, and eight days before the meeting, in the Mémorial and in a Luxembourg newspaper. Notices by mail shall be sent eight days before the meeting to registered shareholders but no proof need be given that this formality has been complied with. Where all of the shares are in registered form, the convening notices may be made only by registered letters.

The Articles of Association of Arcelor further provide that in the case of shares registered in the name of the operator of a settlement system or depositary, a shareholder wishing to attend a general meeting should receive from such depositary/operator of the settlement system a certificate evidencing such shareholders ownership of the shares. Such certificates should be forwarded to the company at the latest the fifth working day prior to the general meeting unless the company has fixed a shorter period. These certificates should state that the shares will remain inscribed on the account until the end of the general meeting. All powers of attorney should be forwarded to the company within the same time delay. The Board of Directors may adopt all rules and procedures concerning entry cards and proxy forms in order to allow shareholders to exercise their right to vote.

Under Dutch law, a company must hold at least one annual general meeting, to be held not later than six months after the end of the fiscal year. Pursuant to Mittal Steel’s Articles of Association, general meetings will be held in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague. An extraordinary general meeting of the shareholders may be held as often as deemed necessary by the Board of Directors. In addition, in accordance with Dutch law, shareholders representing at least one tenth of the issued share capital may request the Board of Directors of Mittal Steel convene a general meeting of shareholders. If the Board of Directors of Mittal Steel has not convened a meeting within six weeks of the request, the persons who have made the request may be authorized by the president of the district court in Rotterdam to convene the meeting themselves.

Under Mittal Steel’s Articles of Association, the notice convening a general meeting of the shareholders must be sent no later than the 15th day prior to the day of the general meeting. Mittal Steel will give notice of each meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands and in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam, in at least one newspaper in each of the countries where shares of Mittal Steel are listed and, if required, elsewhere. In addition, holders of registered shares who have their ownership recorded directly in Mittal Steel’s shareholders’ register shall be notified by letter that the meeting is being convened. Such notice must be accompanied by the agenda for the meeting or state where such agenda can be obtained. No valid resolutions may be adopted at a general meeting of shareholders in respect of items that are not included on the agenda. The agenda must contain such items as the person convening the meeting decides and other items that one or more shareholders or other persons entitled to attend the meeting, jointly representing at least 1% of the issued share capital of Mittal Steel or representing a value of at least €50,000,000, have so requested of the Board of Directors in writing, at least 60 days before the date on which the meeting is convened, unless this would be detrimental to vital interests of Mittal Steel (we note that on May 12, 2006, Arcelor’s Board of Directors announced a proposed amendment to Arcelor’s Articles of Association to provide that shareholders holding at least 1% of the issued share capital could request that draft resolutions of their choosing be included on the agenda of a shareholders’ meeting). At the annual shareholders’ meeting, the matters to be considered should include the annual report of the Board of Directors, adoption of the annual accounts, discussion of reserves and dividend policy and proposals to pay dividends, discharge of the members of the Board of Directors, appointment of members of the Board of Directors and substantial changes in corporate governance.

The Mittal Steel Board of Directors may resolve to set a record date prior to a shareholders’ meeting and register persons who are shareholders at such date in a register. Such registered persons will be entitled to attend the shareholders’ meeting and to exercise the voting rights on the registered shares regardless of whether such person is still shareholder at the time of the shareholders’ meeting.

Shareholders and other persons entitled to attend shareholders’ meetings may be represented by written proxy. Proxy holders shall be admitted upon production of the proxy instrument.

Election of Directors and Representation

Under Luxembourg law, the board of directors of a public limited company (société anonyme) must consist of at least three directors. The directors are elected by the general meeting of shareholders; however, the first appointment may be made in the constitutive instrument of the company. Their term of office may not exceed six years. There are no quorum requirements for the election of directors and the decision can be taken by a simple majority of the votes present or represented at the meeting.

Arcelor’s Articles of Association provide that the board of directors consists of at least three members, who do not need to be shareholders of Arcelor. The directors are elected by the shareholders at the annual general meeting of shareholders or at any other general meeting of shareholders for a period expiring at the fifth annual general meeting following the date of their appointment.

It is provided in the Articles of Association of Arcelor that the board may only validly deliberate if a majority of the directors are present or represented. Decisions are taken by the simple majority of votes present or represented except in the case of decisions regarding the issue of shares or other securities giving rights to shares, within the limits of the authorized capital, which decisions may only be taken with the favorable vote of two-thirds of the directors present or represented.

The executive board of a Dutch company is in charge of the management of the company. Under Dutch law, the executive board must consist of at least one member.

Mittal Steel’s Board of Directors is made up of five or more class A, class B and class C directors (and must be composed at all times of one class A director and at least two class C directors). The members of Mittal Steel’s Board of Directors are appointed by the general meeting of shareholders. Class A directors are appointed for a period of four years starting on the day after the annual general meeting of shareholders at which they were appointed and ending on the day of the annual general meeting of the shareholders held in the fourth year after their appointment. Class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they were appointed and ending on the day of the annual general meeting of shareholders held the next year. When a member of Mittal Steel’s Board of Directors is to be appointed, the meeting of holders of class B common shares may make a binding nomination. The general meeting of shareholders can set aside such binding nomination by an absolute majority of votes cast provided that such majority represents at least one-third of the issued capital. If such a resolution is passed by a majority of votes cast but that majority does not represent at least one-third of the issued share capital of Mittal Steel, a new meeting may be convened at which a resolution passed by a majority of votes cast will be sufficient to cancel the binding nature of the nomination.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. The Controlling Shareholder has committed to vote in favor of such amendment. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

The Board of Directors may nominate one or more persons for appointment to the Board of Directors. In addition, one or more shareholders or other persons entitled to attend the general meeting of shareholders, who jointly represent at least 1% of the issued share capital of Mittal Steel or Mittal Steel stock with a value of at least €50,000,000, may request the Board of Directors in writing, at least 60 days before the date on which the shareholders’ meeting is convened, to insert on the agenda of such meeting the nomination of one or more persons for appointment to the Board of Directors. The Board of Directors must meet such a request, unless it would be detrimental to vital interests of Mittal Steel.

In addition, as a result of the amendment (announced on May 19, 2006), directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast.

The directors will have such titles as the Board of Directors may from time to time determine. The Board of Directors will appoint a class A director as Chairman of the Board of Directors, who will have the title of Chief Executive Officer.

Mittal Steel’s Board of Directors acting together, and each class A director acting alone, have the authority to represent Mittal Steel. Two class B directors acting jointly, and a class C director acting jointly with either two class B directors or a class A director, also have the authority to represent Mittal Steel.

Pursuant to Mittal Steel’s Articles of Association, resolutions of the Board of Directors are validly adopted if adopted by a simple majority of the votes cast. An absent director may issue a proxy but only to another director. In addition, the Board of Directors is permitted to adopt resolutions in writing without holding a meeting if the proposals for such resolutions have been communicated in writing to all directors and no director has objected to this method of adoption of a resolution.

Removal of Directors

Under Luxembourg law, directors may be removed, without cause, by the general meeting of shareholders. Such meeting does not require a quorum and the decision can be validly taken by a simple majority of the votes present or represented. Arcelor’s Articles of Association provide that any director may be removed with or without cause and can be replaced at any time by the general meeting of shareholders.

Under applicable Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the Board of Directors at any time. Removal without cause is possible but may result in the liability of the company for damages.

Mittal Steel’s Articles of Association provide that the general meeting of shareholders is entitled to suspend or dismiss a member of the Board of Directors at any time. Mittal Steel’s shareholders may suspend or remove directors by a two-thirds majority, provided that such qualified majority represents at least one-half of the issued capital, unless upon proposal of the holder of the class B common shares in which case a simple majority suffices.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. The Controlling Shareholder has committed to vote in favor of such amendment. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

Filling of Vacancies

Luxembourg law provides that in case of vacancy of the office of a director appointed by the general meeting, the remaining directors in office may, unless otherwise provided in the Articles of Association, fill the vacancy on a provisional basis. In such circumstances, the next general meeting shall make the permanent appointment. Arcelor’s Articles of Association provide that if the office of a director becomes vacant following his death or his removal or for any other reason, the remaining directors then in office may, by a majority of the votes cast, elect a director on a provisional basis until the next general meeting of shareholders.

Under Dutch law, a decision to appoint a new member of the Board of Directors must be taken by the general meeting of shareholders. For a more detailed description of this process see “—Election of Directors and Representation.” Mittal Steel’s Articles of Association provide that a director who is appointed to fill an interim vacancy will be in office for the remainder of the term of his predecessor. In case a director is prevented from acting or is permanently absent, the remaining directors will be temporarily responsible for the entire management of Mittal Steel. If all directors are prevented from acting or are permanently absent, the person designated by the general meeting of shareholders will be temporarily responsible for the management of Mittal Steel.

Shareholder Nominations and Proposals

Normally the board of directors sets the agenda for a general meeting of shareholders. However, under Luxembourg law, shareholders representing 20% of the share capital have the right to require in writing, with an indication of the agenda, the holding of a general meeting of shareholders. In such case, the board of directors shall convene the general meeting of shareholders so that it is held within a period of one month of the date of such request. In such case the shareholders can dictate what should be on the agenda of such meeting. Arcelor’s Articles of Association do not contain any provisions regarding shareholder nominations and proposals.

Pursuant to Mittal Steel’s Articles of Association, the Board of Directors must invite the meeting of holders of Mittal Steel class B common shares to make a binding nomination each time a director is to be appointed, within a period of 60 days, so that for each appointment a choice can be made between two individuals. The nomination of holders of Mittal Steel class B common shares will be included in the notice of the general meeting of shareholders at which the appointment will be considered. If the holders of Mittal Steel class B common shares do not make a nomination or do not make a nomination in due time for inclusion in the notice of the shareholders’ meeting, this should be stated in the notice. In such a case, the general meeting will vote on the appointment of a director as provided in the agenda to the shareholders’ meeting by a simple majority of the votes cast.

As announced by Mittal Steel on May 19, 2006, Mittal Steel will propose to its shareholders to amend the Company’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of the class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). All shareholders will hold shares carrying the same voting and economic rights; each share will have one vote, irrespective of the time it has been held. The Controlling Shareholder has committed to vote in favor of such amendment. As a result of the amendment, the holders of class B common shares will no longer have the right to make a binding nomination for the appointment of class A, B or C directors to Mittal Steel’s Board of Directors. All directors will be elected by the general meeting of shareholders to serve three-year terms, by a simple majority of the votes cast. In addition, as a result of the amendment, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast. As discussed in “—Intentions Regarding Corporate Governance for the Group,” further changes will follow pursuant to the Memorandum of Understanding if the Offer is completed.

Pursuant to Mittal Steel’s Articles of Association, extraordinary meetings of shareholders will be held when one or more shareholders and other persons entitled to attend such meetings who jointly represent one tenth of the issued share capital make a written request for a special meeting to the Board of Directors. Such written request must specify in detail the business to be discussed. If the Board of Directors of Mittal Steel has not convened a meeting within six weeks of the request, the persons who have made the request may be authorized by the president of the district court in Rotterdam to convene the meeting themselves.

The agenda for a meeting of shareholders must contain such items as the person convening the meeting decides and other items, as one or more shareholders or other persons entitled to attend the meeting, jointly representing at least 1% of the issued share capital of Mittal Steel or representing a value of at least €50,000,000 have so requested the Board of Directors in writing, at least 60 days before the date on which the meeting is convened, unless this would be detrimental to vital interests of Mittal Steel.

Dividends

Under Luxembourg law, a public limited company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets as set out in the annual accounts are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves which may not be distributed under law or by virtue of the Articles of Association. Pursuant to Luxembourg law, the company must allocate at least one twentieth of the net profits to the creation of a reserve which allocation ceases to be compulsory when the reserve has reached 10% of the share capital. The amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with the law or the Articles of Association. Luxembourg law also provides that interim dividends may be paid provided that the Articles of Association authorize the Board of Directors to do so. Such payments are subject to the following conditions:

•	they must be authorized in the Articles of Association;

•	interim accounts must be drawn up and show that the funds available for distribution are sufficient;

•	the decision of the Board of Directors to pay an interim dividend may not be taken more that two months after the date of the interim accounts mentioned above. No distribution may be decided less than six months after the closing of the preceding financial year or before the approval of the annual accounts relating to such financial year; and

•	the amount to be distributed may not exceed the profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums withdrawn from reserves available for this purpose, less losses carried forward and any sums to be allocated to a reserve pursuant to the law or the Articles of Association.

Arcelor’s Articles of Association provide that of the annual net profit, 5% shall be appropriated for the legal reserve. Such appropriation shall cease to be compulsory when the reserve amounts to 10% of the capital of the company, but it must be resumed until the reserve is entirely reconstituted if the reserve falls below 10% of the capital of the company. The balance of the net profit shall be distributed by the general meeting of shareholders, upon proposal of the Board of Directors, as follows:

•	a minimum amount of €1,000,000 will be allocated to the Board of Directors as directors’ fees. In case the profits are not sufficient, the amount of €1,000,000 will be charged in whole or part in liabilities; and

•	the remaining surplus of the profits shall be attributed to the shareholders as dividends, or to any reserve carried forward.

Where, upon conversion of convertible or exchangeable securities of the company, the company issues new shares or allocates its own shares, such shares do not participate in the distribution of dividends for the financial year preceding such conversion or exchange, unless the terms and conditions of such securities provide otherwise.

Interim dividends can be paid in compliance with the legal requirements pursuant to a resolution of the Board of Directors.

Declared and unpaid dividends held by the company for the account of the shareholders shall not bear interest.

Dutch law provides that dividends may only be distributed after adoption of the statutory annual accounts by the general meeting of shareholders. Moreover, dividends may be distributed only to the extent that net assets exceed the sum of the amount of issued and paid-up or called-up capital and increased by reserves that must be maintained under law or the Articles of Association. Interim dividends may be declared as provided for in the Articles of Association and may be distributed to the extent that net assets exceed the amount of the issued and paid-up capital plus required legal reserves. Under Dutch law, the Articles of Association may prescribe that the Board of Directors decide what portion of the profits are to be held as reserves.

Pursuant to Mittal Steel’s Articles of Association, the Mittal Steel Board of Directors may reserve a portion of Mittal Steel’s annual profits. The portion of Mittal Steel’s annual profits that remains unreserved will be distributed to shareholders of Mittal Steel pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares. Mittal Steel’s Board of Directors may resolve that Mittal Steel make distributions out of its general share premium account or out of any other reserves available for distribution under Dutch law, not being a legal reserve or the special share premium reserve that Mittal Steel is required to maintain pursuant to Article 36.1 of its Articles of Association, or Special Reserve. Mittal Steel may declare dividends in the form of common shares as well as in cash. Mittal Steel’s Board of Directors may also decide that Mittal Steel will pay interim dividends. Mittal Steel may only declare distributions, including interim dividends, insofar as its shareholders’ equity exceeds the sum of its issued and paid-up share capital and increased by certain reserves that are required to be maintained by the laws of The Netherlands or by Mittal Steel’s Articles of Association (including the Special Reserve). Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

Rights of Purchase and Reduction of Share Capital

The general rule under Luxembourg law is that the shares of a company may not be subscribed for by the company itself. However, a company may acquire its own shares either itself or through a person acting in his own name but on the company’s behalf subject to certain conditions: (i) the authorization to acquire shares shall be given by the general meeting of shareholders, which shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the duration of the period for which the authorization is given, which may not exceed 18 months, and, in the case of acquisition for value, the maximum and minimum consideration; (ii) the par value or, in the absence thereof, the accounting par value of the shares acquired, including shares previously acquired by the company, may not exceed 10% of the subscribed capital; (iii) the acquisition may not reduce the net assets below the aggregate of the subscribed capital and the reserves; (iv) only fully paid shares may be included in the transaction.

The Board of Directors may repurchase up to 10% of the share capital without prior shareholder approval if necessary to prevent serious and imminent harm to the company.

The capital of a company may be reduced by decision of the general shareholders’ meeting acting with a quorum of 50% of the subscribed capital and a majority of two-thirds of the votes present or represented. If the capital reduction is realized by repayment to the shareholders or by waiver of their obligation to pay up their shares, there is a 30-day waiting period during which time the creditors of the company have the right to apply to the court for the purpose of obtaining security. The reduction in share capital may also be carried out by the absorption of losses that are not capable of being covered by means of other funds or to include sums of money in a reserve, provided that the reserve does not exceed 10% of the reduced share capital.

The Articles of Association of Arcelor provide that Arcelor may repurchase its own shares or have one of its subsidiaries repurchase its shares, within the limits and conditions set out in Luxembourg law. At the ordinary general meeting of shareholders held on April 29, 2005, the shareholders of Arcelor renewed the authorization of the board to repurchase up to 10% of share capital notably in order to allocate shares of the company to its employees and to its management, and to allocate shares to the holders of the bonds exchangeable against or convertible into shares or to any holder of security granting the rights to shares of the company who would exercise such rights. The authorization is valid for a period ending on the earlier of 18 months from the date of such meeting or the date of its renewal by a general meeting. The Articles of Association of Arcelor provide that the capital may be reduced by decision of the shareholders’ meeting acting with a quorum of 50% of the share capital and a majority of two thirds of the votes present or represented.

Under Dutch law, a company may not subscribe for newly issued shares in its own capital. A Dutch company may, subject to certain restrictions, purchase shares in its own capital, provided the par value of the shares acquired by the company (or its subsidiaries) does not exceed 10% of the issued share capital.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders granted the authority to Mittal Steel’s Board of Directors to repurchase up to 10% of the issued share capital of Mittal Steel, in the form of class A common shares and class B common shares, for a period of 18 months effective from the date of the extraordinary meeting of shareholders until June 14, 2006.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel’s shareholders resolved to authorize Mittal Steel’s Board of Directors, with effect from the date of the annual general meeting of shareholders held on May 9, 2006, to cause Mittal Steel to acquire up to 10% of its own share capital issued at the time of acquisition, in the form of class A common shares, on the NYSE, Euronext Amsterdam or otherwise, for a period of 18 months (ending on November 8, 2007), for a purchase price per class A common share to be paid in cash, of not more than 125% of the share price on the NYSE or Euronext Amsterdam and no less than the par value of the shares at the time of repurchase. The price on the NYSE or Euronext Amsterdam will be the higher of: (a) the average of the final listing price per class A common share according to the Official Price List of Euronext Amsterdam during the 30 consecutive days on which Euronext Amsterdam is open for trading preceding the three trading days prior to the date of repurchase, and (b) the average of the closing price per class A common share on the NYSE during 30 consecutive days on which the NYSE is open for trading preceding the three trading days prior to the date of repurchase.

The authorization granted to Mittal Steel’s Board of Directors at the extraordinary meeting of shareholders held on December 15, 2004 in respect of the class B common shares will continue and will expire on June 14, 2006.

The shareholders of Mittal Steel may reduce the issued share capital of Mittal Steel by canceling common shares held by Mittal Steel, by canceling all common shares of a specific class or by reducing the par value of common shares, subject to certain statutory provisions. A resolution to reduce the issued share capital requires the approval of at least a majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast. In addition, the prior or simultaneous approval of each group of holders of the class of common shares to which the capital reduction relates is required. Mittal Steel is required to file any resolution of shareholders reducing its share capital with the trade register of the Chamber of Commerce and Industry in the district in which it has its corporate seat and to publish the filing in a national daily newspaper. During the two-month period after the filing is made, creditors of Mittal Steel may oppose such reduction of share capital.

Limitation of Directors’ Liability/ Indemnification of Officers and Directors

Luxembourg law does not contain any provisions in respect of indemnification of directors or officers or limitation of their liability, though the concept of indemnification is in principle accepted in Luxembourg and is sometimes provided for in a company’s Articles of Association.

Arcelor’s Articles of Association provide that a minimum amount of €1,000,000 will be allocated to the Board of Directors as directors’ fees and will be distributed among the directors in accordance with the board’s internal rules.

The concept of indemnification of directors of a company for liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in The Netherlands and sometimes is provided for in a company’s Articles of Association. Although the laws of The Netherlands do not contain any provisions in this respect, Mittal Steel’s Articles of Association provide that directors are indemnified by Mittal Steel to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party by virtue of his or her position. Mittal Steel’s Articles of Association also provide that expenses incurred in connection with the defense of any such claim, action, suit or proceeding may be advanced to the director prior to the final disposition thereof. No right to indemnification exists in the case of, among other things, willful malfeasance, bad faith or gross negligence.

Special Meetings

Pursuant to Luxembourg law, general meetings of shareholders may be held as often as is deemed necessary by the Board of Directors (as opposed to the annual general meeting which must be held once a year at the date set out in the Articles of Association). The Articles of Association of Arcelor provide that such meetings will be held on the day and time and at the place indicated in the convening notice. Luxembourg law further provides that the Board of Directors is obliged to convene a meeting of shareholders so that it is held within a period of one month if shareholders representing one fifth of the capital so request in writing with an indication of the agenda.

Pursuant to Mittal Steel’s Articles of Association, extraordinary general meetings of shareholders may be held whenever the Board of Directors of Mittal Steel deems necessary. In addition, extraordinary meetings of shareholders will be held when one or more shareholders and other persons entitled to attend such meetings who jointly represent one tenth of the issued share capital make a written request for a special meeting to the Board of Directors. Such written request must specify in detail the business to be discussed. If the Board of Directors of Mittal Steel has not convened a meeting within six weeks of the request, the persons who have made the request may be authorized by the president of the district court in Rotterdam to convene the meeting themselves.

Shareholder Votes on Certain Reorganizations

Under Luxembourg law, any merger has to be approved by an extraordinary shareholders’ meeting of each company. Such resolution must be taken at the quorum and majority required for the amendment of the Articles of Association. Each shareholder has the right to examine all documents relating to the merger (such as the balance sheet of the three last financial years, the merger plan, the reports of the Board of Directors and of the independent auditors) at least one month before the actual meeting. The resolution of the shareholders of the absorbed company is subject to the positive vote of the surviving company of the merger and shall approve the terms and conditions of the absorption. The absorbing company’s shareholders must approve the terms of the absorption and the increase of the share capital by the issuance of new shares. The merger is deemed to be effective between the parties as of the moment the two companies have adopted concordant decisions whereby they express their agreement to merge. Only the publication in the Mémorial will make the merger effective towards third parties.

Arcelor’s Articles of Association do not contain any specific provision in this respect.

Under Dutch law and Mittal Steel’s Articles of Association, the general meeting of shareholders must approve any legal merger (juridische fusie) in which the company would not be the surviving entity.

As required under Dutch law and the Mittal Steel Articles of Association, decisions of the Board of Directors involving a significant change in the identity or character of Mittal Steel are subject to the approval of the shareholders.

Such decisions include:

•	the transfer of all or substantially all of Mittal Steel’s business to a third party;

•	the entry into or termination of a significant joint venture of Mittal Steel or of any of Mittal Steel’s subsidiaries with another legal entity or company, or of Mittal Steel’s position as a fully liable partner in a limited partnership or a general partnership; or

•	the acquisition or disposal, by Mittal Steel or any of Mittal Steel’s subsidiaries, of a participating interest in the capital of a company valued at one third or more of Mittal Steel’s assets according to Mittal Steel’s most recently adopted consolidated annual balance sheet.

Mittal Steel’s Articles of Association provide, partly in addition to the above, that the general meeting of shareholders must approve a sale, lease or exchange of all or substantially all of the Company’s property or assets.

Certain Provisions Relating to Business Combinations

Neither Luxembourg law nor Arcelor’s Articles of Association specifically prevent business combinations with interested shareholders.

Neither Dutch law nor Mittal Steel’s Articles of Association specifically prevent business combinations with interested shareholders.

Rights of Inspection

Under Luxembourg law, any shareholder may inspect for any proper purpose at the registered office of the company the company’s share register and, 15 days prior to the annual general meeting of shareholders, the balance sheet and the profit and loss account; the list of sovereign debt, shares, bonds and other company securities making up the portfolio and the list of shareholders who have not paid up their shares, with an indication of the number of their shares and their domicile and the report of the auditors. The balance sheet and the profit and loss account, as well as the report of the auditors, shall be sent to registered shareholders at the same time as the convening notice for the annual general meeting. Every shareholder shall be entitled to obtain free of charge, 15 days before the meeting, a copy of the documents referred to in the foregoing sentence.
Arcelor’s Articles of Association provide that, 15 days prior to the general meeting of shareholders, shareholders may inspect:

•	the annual accounts and the consolidated accounts;

•	the list of sovereign debt, shares, bonds and other company securities making up the portfolio;

•	the management report; and

•	documents issued by the independent auditor the communication of which to the shareholders is prescribed by law.

The documents enumerated under items 1, 3 and 4 above shall be sent to registered shareholders at the same time as the convening notice. Every shareholder shall be entitled to obtain free of charge, upon production of his title, 15 days before the meeting, a copy of the documents referred to in the foregoing sentence.

Under Dutch law, the annual accounts of a company are submitted to the general meeting of shareholders for their adoption. Shareholders the right to obtain a copy of any proposal to amend Mittal Steel’s Articles of Association or to dissolve Mittal Steel at the same time as meeting notices referring to such proposals are published or sent to all those who are entitled to vote on the subject. Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

Mittal Steel’s Articles of Association grant the Board of Directors power to permit inspection of the share register by authorities who supervise and/or implement the trading of securities on a foreign stock exchange if Mittal Steel common shares are registered on such foreign exchange or are in the process of being registered.

Shareholder Suits

Luxembourg law does not provide for derivative actions. Any shareholder action to be taken against the directors for management fault may only be taken by decision of the shareholders acting in general meeting. If a shareholder has suffered harm as a result of a directors’ violation of the law or the Articles of Association or as a result of the negligence of the directors he may individually take an action against the directors.

Dutch law does not provide for derivative suits. However, the Dutch Civil Code does provide for representative actions, which are similar to class actions. Only a foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a representative action. Although such an action cannot result in an award of monetary damages, all other types of awards are possible—for example, to cease and desist, to repay money which was not owed—depending the cause of action. In most cases, however, the plaintiff’s organization demands a declaratory judgment (verklaring voor recht) establishing that the defendant acted wrongfully and is liable. On the basis of such a judgment each individual person may institute civil proceedings claiming monetary damages. The judgment in the representative action itself is only between the organization and the defendant, not between individual class members and the defendant. However, the organization and the defendant may enter into a settlement to be certified by the court. Court certification will have binding effect on the individual class members who do not exercise their right to opt out from the settlement.

Conflict-of-Interest Transactions

Luxembourg law sets forth that any director having an interest in a transaction submitted for approval to the Board of Directors conflicting with that of the company shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next following general meeting, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with that of the company.

Arcelor’s Articles of Association do not provide for any provision in this respect.

Mittal Steel’s Articles of Association provide that if a director has a conflict of interest, he or she will continue to represent the Company as each of the other directors have power to represent the Company. An exception to this is the situation in which a director, acting in his personal capacity, enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the Company, in which case the Company will be represented by one or more other directors (with due observance of the representation principles, as described under “—Election of Directors and Representation).”

Financial Information Available to Shareholders

Under Luxembourg law, the annual accounts duly approved and the management report, together with the auditor’s report, must be filed within one month following their approval with the Luxembourg Trade Register (Registre de Commerce et des Sociétés, Luxembourg). However, the management report need not be published, provided that it shall be made available to the public at the registered office of the company.

Pursuant to the rules of the Luxembourg Stock Exchange, a company whose shares are listed on the Luxembourg Stock Exchange shall publish a half yearly report on their activities and profits and losses for the six months of each financial year. Such report shall be published in one or several newspapers circulated throughout Luxembourg or widely circulated therein, or be made available to the public either in written form at places in Luxembourg indicated by announcements to be published in one or several newspapers circulated throughout Luxembourg or widely circulated therein, or by other means approved by the Luxembourg Stock Exchange.

Mittal Steel is required to file Annual Reports with the SEC containing certain financial information. Mittal Steel files Annual Reports on Form 20-F, which contain audited annual financial statements prepared in accordance with U.S. GAAP. Mittal Steel, as a foreign private issuer, is not required, however, to file quarterly reports, but chooses to furnish quarterly financial information prepared in accordance with U.S. GAAP under cover of a report on Form 6-K.

TAXATION

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of (i) the disposition of Arcelor shares or Convertible Bonds in exchange for Mittal Steel shares and/or cash pursuant to the Offer, and (ii) the ownership and disposition of Mittal Steel shares that are held as capital assets (e.g., for investment purposes). This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder’s decision to tender Arcelor securities in response to the Offer; to acquire, hold, or dispose of Mittal Steel shares; and to receive dividends or other distributions on Mittal Steel shares. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of the voting shares of Arcelor or Mittal Steel, investors that hold Arcelor securities or Mittal Steel shares as part of a straddle, hedge, conversion, constructive sale transaction, or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Arcelor securities or of Mittal Steel shares acquired pursuant to the Offer that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	any other person that is subject to U.S. federal income tax on a net income basis in respect of the Arcelor securities or the Mittal Steel shares.

The U.S. federal income tax consequences of a partner in a partnership holding Arcelor securities or Mittal Steel shares generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisors.

Except where specifically described below, this discussion assumes that Mittal Steel is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Status.” This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder, that does not use the U.S. dollar as its functional currency, or that holds Arcelor securities or Mittal Steel shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and other tax consequences of tendering Arcelor securities in response to the Offer, or of acquiring, owning, and disposing of Mittal Steel shares.

The discussion below may not constitute a complete analysis of all U.S. federal income tax consequences that are relevant to a particular U.S. Holder in connection with the disposition of Arcelor securities pursuant to the Offer or the acquisition, ownership, and disposition of Mittal Steel shares. Investors should consult their own tax advisors concerning the tax consequences of their particular situations.

Taxation of Sales, Exchanges, or Other Dispositions of Arcelor Securities or Mittal Steel Shares

Both the sale of Arcelor securities for cash and the exchange of Arcelor securities for Mittal Steel shares will constitute a taxable disposition under U.S. federal income tax law. A U.S. Holder that sells an Arcelor security for cash will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such Arcelor security. A U.S. Holder that exchanges an Arcelor security for Mittal Steel shares will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the Mittal Steel shares (plus any cash received) and the U.S. Holder’s tax basis in its Arcelor security.

In general, gain or loss recognized on the sale or exchange of Arcelor securities will be capital gain or loss and, if the U.S. Holder’s holding period for such Arcelor securities exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains realized prior to January 1, 2011. The deduction of capital losses against ordinary income is subject to limitations under the Code. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of Arcelor securities generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

The foregoing analysis also applies to the disposition of Mittal Steel shares acquired pursuant to the Offer. Sales or other taxable dispositions by U.S. Holders of Mittal Steel shares generally will give rise to capital gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such shares. A U.S. Holder generally will have an initial tax basis in each Mittal Steel share equal to its U.S. dollar value at the time such share was acquired in exchange for an Arcelor security. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers in respect of long-term capital gains realized prior to January 1, 2011. As previously mentioned, the deductibility of capital losses is subject to limitations.

Taxation of Distributions

Cash distributions made by Mittal Steel in respect of Mittal Steel shares (including the amount of any applicable withholding tax in The Netherlands) will constitute a taxable dividend when such distribution is actually or constructively paid, to the extent such distribution is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of any distribution received by a U.S. Holder in respect of Mittal Steel shares exceeds the current and accumulated earnings and profits of Mittal Steel, the distribution (i) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those Mittal Steel shares, and (ii) thereafter will be treated as U.S.-source capital gain. Distributions of additional Mittal Steel shares that are made to U.S. Holders with respect to their Mittal Steel shares, and that are part of a pro rata distribution to all Mittal Steel shareholders, generally will not be subject to U.S. federal income tax.

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the Mittal Steel shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the Mittal Steel shares will be treated as qualified dividend income if Mittal Steel was not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, Mittal Steel believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 taxable year, and Mittal Steel does not anticipate being a PFIC for its 2005 or 2006 taxable years. See “—Passive Foreign Investment Company Status.”

Investors should be aware that the U.S. Treasury Department has announced its intention to issue proposed rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for this reduced rate of U.S. federal income taxation. Because these proposed certification procedures have not yet been issued, Mittal Steel is uncertain that it will be able to comply therewith. U.S. Holders of Mittal Steel shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.

The U.S. dollar amount of a taxable dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes, and generally will be passive income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Fluctuations in the U.S. dollar-euro exchange rate between the date that U.S. Holders receive a dividend and the date that they receive any related refund of Dutch withholding tax may give rise to foreign currency gain or loss, however; such gain or loss generally is treated as ordinary income or loss for U.S. tax purposes. Dividends paid by Mittal Steel will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to the limitations and conditions provided in the Code, a U.S. Holder of Mittal Steel shares may claim a foreign tax credit against its U.S. federal income tax liability for the amount of any Dutch income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid by Mittal Steel to such U.S. Holder and paid to the Dutch government. Alternatively, the U.S. Holder may deduct such Dutch income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex, involve the application of rules that depend on a U.S. Holder’s particular circumstances, and have been amended by recently enacted legislation that is effective for taxable years beginning after December 31, 2006. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the U.S. federal income tax treatment of any reduction in the amount of the dividend withholding tax remitted by Mittal Steel to the tax authorities in The Netherlands. See “—Dutch Taxation—Withholding Tax.”

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally assets that generate passive income).

Mittal Steel believes that it currently is not a PFIC for U.S. federal income tax purposes, and Mittal Steel does not expect to become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Mittal Steel believes is correct. No assurances can be made that the applicable tax law or relevant factual circumstances will not change in a manner that affects the PFIC determination, however.

If, contrary to the foregoing discussion, Mittal Steel were classified as a PFIC, a U.S. Holder of Mittal Steel shares would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Mittal Steel shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of Mittal Steel’s income, regardless of whether such income was actually distributed. An excess distribution generally is any distribution to a U.S. Holder with respect to Mittal Steel shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to Mittal Steel shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the shares.

The special PFIC tax rules described above will not apply to a U.S. Holder that elects to have Mittal Steel treated as a “qualified electing fund” (“QEF”). U.S. Holders should consult their tax advisors as to the availability and consequences of such election. In particular, an election to treat Mittal Steel as a QEF may not be available because information necessary to make this election may not be provided. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

If the Mittal Steel shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares will constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder thereof will not be subject to the foregoing PFIC rules if such U.S. Holder makes a mark-to-market election. After making such an election, the U.S. Holder generally will include as ordinary income each year the excess, if any, of the fair market value of the Mittal Steel shares at the end of the taxable year over the U.S. Holder’s adjusted basis in such shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the Mittal Steel shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the Mittal Steel shares will be adjusted to reflect any such income or loss amounts.

Notwithstanding any election made with respect to the Mittal Steel shares, dividends received on Mittal Steel shares will not constitute “qualified dividend income” to a U.S. Holder if Mittal Steel is a PFIC in either the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the aforementioned reduced tax rate. Instead, U.S. Holders must include in their gross income the gross amount of any such dividend paid out of Mittal Steel’s accumulated earnings and profits; such dividend will be subject to tax at ordinary income rates. A U.S. Holder that owns Mittal Steel shares during any year in which Mittal Steel is a PFIC also must file IRS Form 8621.

Backup Withholding and Information Reporting

Proceeds received upon the sale, exchange, or redemption of Arcelor securities or Mittal Steel shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on Mittal Steel shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, so long as the required information is properly furnished to the IRS. Holders that are not U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

Luxembourg Taxation

The following is a general description of certain tax considerations, under the existing laws of Luxembourg, relating to a tender of Arcelor securities in return for Mittal Steel shares and/or cash by holders that are not residents of Luxembourg. It does not purport to be a complete analysis of all tax considerations relating to the Offer. Holders of Arcelor securities should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes, and the tax laws of any other jurisdiction, of tendering their Arcelor securities in response to the Offer and of acquiring, holding, redeeming and disposing of Mittal Steel shares and receiving dividends, liquidation proceeds and/or other amounts under Mittal Steel shares. This summary is based upon the law as in effect on the date hereof and is subject to any change in law that may take effect after such date, and may be retroactively applicable.

Capital Gains

Convertible Bonds

No Luxembourg taxation will apply to a gain realized on the sale or exchange of Convertible Bonds by a non-resident individual holder who does not have a permanent establishment in Luxembourg to which Convertible Bonds would be attributable.

However, upon disposal of the Convertible Bonds, a 15% withholding tax may be levied in Luxembourg on the unpaid interest accrued since July 1, 2005 to the extent that the beneficial owner of the Convertible Bonds is an individual resident in a Member State of the European Union and the paying agent is located in Luxembourg.

Subject to any applicable tax treaty, a non-resident corporate holder (that is, a collectivité within the meaning of art. 159 of the Luxembourg Income Tax Law) which has a permanent establishment in Luxembourg to which Convertible Bonds would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such bonds. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 29.63% in the City of Luxembourg.

Arcelor Shares

Subject to any applicable tax treaty, a non-resident individual holder of Arcelor shares who realizes a gain on the disposal thereof (and who does not have a permanent establishment in

Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of Arcelor, at anytime during the past five years, and:

•	such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain: subject to any applicable tax treaty, such gain will bear individual income tax at a rate equal to half of the normal progressive rate (the top marginal tax rate is 38%), plus an unemployment fund contribution levied thereon at a rate of 2.5%; or

•	the disposal of Arcelor shares occurs within six months from their acquisition: subject to any applicable tax treaty, such gain will bear individual income tax at the normal progressive rate (the top marginal tax rate is 38%), plus an unemployment fund contribution levied thereon at a rate of 2.5%.

A non-resident corporate holder (that is, a collectivité within the meaning of art. 159 of the Luxembourg Income Tax Law), which has a permanent establishment in Luxembourg to which Arcelor shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 29.63% in the City of Luxembourg. However, gains realized on the sale of Arcelor shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject in each case to fulfillment of the conditions set out therein.

By way of exception, however, a capital gain on Arcelor shares will not be deemed realized subject to the conditions for availability of rollover relief set forth in articles 22bis and 102(10) of the Luxembourg Income Tax Law, including, inter alia, the following:

•	Mittal Steel shall acquire, as a result of the Offer, a stake in the share capital of Arcelor conferring to it the majority (that is, more than 50%) of voting rights in Arcelor;

•	Each such holder of Arcelor shares may not receive a cash balance exceeding 10% of the nominal value (or, in the absence of a nominal value, the accounting par) of the Mittal Steel shares it receives in return; holders of Arcelor shares who elect to receive more than 10% of such value in cash will consequently not be eligible for rollover relief.

In the hands of the shareholder, the price and date of acquisition of the Mittal Steel shares received will be the same as those of the Arcelor shares tendered.

Other Taxes

It is not compulsory that the Arcelor securities or the Mittal Steel shares be filed, recorded or enrolled with any court, or other authority in Luxembourg or that registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty be paid in respect of or in connection with the tender, execution, issue, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the Arcelor securities or the Mittal Steel shares, except that, in case of use of the Convertible Bonds, either directly or by way of reference (i) in a public deed, (ii) in a judicial proceeding in Luxembourg or (iii) before any other Luxembourg official authority (autorité constituée), registration may be ordered which implies the application of an ad valorem registration duty.

Dutch Taxation

The following discussion is a summary of certain Dutch tax consequences of the acquisition, holding, and disposal of Mittal Steel shares by holders that are not residents of The Netherlands for Dutch tax purposes. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Mittal Steel shares. In light of its general nature, this summary should be treated with corresponding caution. Each holder or prospective holder of Mittal Steel shares should consult with a tax adviser with regard to the tax consequences of its investment in Mittal Steel shares.

Except as otherwise indicated, this summary only addresses Dutch tax legislation, as in effect and in force at the date hereof, as interpreted in published case law, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Withholding Tax

Dividends distributed by Mittal Steel generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Such “dividends” include, among other things:

•	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, redemption proceeds, and consideration for the repurchase of shares by Mittal Steel (or one of its subsidiaries), to the extent such proceeds or consideration exceed the average paid-in capital recognized on these shares for Dutch dividend withholding tax purposes;

•	an amount equal to the par value of shares issued to a holder of shares or an increase in the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that Mittal Steel has net profits (“zuivere winst”), unless the general meeting of shareholders has resolved in advance to make such repayment, and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

If a holder of Mittal Steel shares is resident in a country other than The Netherlands, and if a double taxation convention is in effect between The Netherlands and such other country, such holder of shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from (or refund of) Dutch dividend withholding tax. Under the terms of the double taxation convention currently in force between The Netherlands and United States (the “Dutch-U.S. Treaty”), dividends paid by a Dutch company to a U.S. shareholder are generally subject to Dutch withholding tax at a rate of 15%. This reduction applies automatically if treaty entitlement formalities are satisfied before dividends are paid; if such formalities are satisfied after dividend payment, then the reduction applies through the refund of excess withholding tax.

A U.S. Holder generally will be entitled to the benefits of the Dutch-U.S. Treaty if such U.S. Holder is (i) the beneficial owner of Mittal Steel shares (and of dividends paid with respect thereto), (ii) an individual U.S. resident, a U.S. corporation, or a U.S.-resident partnership, estate, or trust for U.S. tax purposes, (iii) not resident in The Netherlands for Dutch tax purposes, and (iv) not subject to an anti-treaty shopping rule. In contrast, a U.S. Holder generally will not be eligible for the benefits of the Dutch - U.S. Treaty if it holds Mittal Steel shares in connection with either the conduct of business through a permanent establishment or the performance of services through a fixed base in The Netherlands.

In order to qualify for a reduction of Dutch withholding tax under the Dutch-U.S. Treaty, a U.S. Holder must fill out a certificate of residence (using Form IB 92 USA) and have it certified by a financial institution (typically the entity that holds the Mittal Steel shares as custodian for the U.S. Holder). If Mittal Steel receives the required documentation prior to the relevant dividend payment date, then Mittal Steel may apply the reduced withholding rate at the source. If the U.S. Holder fails to satisfy these requirements prior to the payment of a dividend, then the U.S. Holder may claim a refund of the excess of the amount withheld over the tax treaty rate by filing Form IB 92 USA, along with a supplemental statement, with the Dutch tax authorities. Pension funds and tax-exempt organizations qualifying for a complete exemption from tax are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing Form IB 96 USA or Form IB 95 USA, respectively.

Pursuant to Dutch legislation enacted to counteract “dividend stripping,” a reduction, exemption, credit, or refund of dividend withholding tax will be denied if the dividend recipient is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by entering into a transaction with another party. Such legislation may apply even if the dividend recipient was unaware that a dividend stripping transaction occurred, although the Dutch state secretary of finance has indicated that these rules should not apply to an unsuspecting recipient who purchased shares on the stock exchange.

In general, upon making a distribution to shareholders, Mittal Steel is required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. Under certain circumstances, however, Mittal Steel may be allowed to reduce the amount of Dutch dividend withholding tax that must be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the gross amount of the dividend paid by Mittal Steel that is subject to Dutch dividend withholding tax; and

•	3% of the gross amount of the dividends and profit distributions received by Mittal Steel from qualifying non-Dutch subsidiaries in the current calendar year (up to the date of the distribution) and the two preceding calendar years, to the extent that these dividends and profit distributions have not yet been taken into account for the purpose of establishing the foregoing reduction.

Although this credit reduces the amount of dividend withholding tax that Mittal Steel is required to pay to the Dutch authorities, it does not reduce the amount of tax that Mittal Steel is required to withhold from dividends. In these circumstances, foreign tax credits generally will not be allowed in the United States to the extent that Mittal Steel is not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities. See “—United States Taxation—Taxation of Distributions.”

Taxes on Income and Capital Gains

A holder of Mittal Steel shares will not be subject to Dutch taxes on income or capital gains in respect of any payment under the Mittal Steel shares, or in respect of any gain realized on the disposal or deemed disposal of the Mittal Steel shares, provided that:

•	such holder is neither a resident nor deemed to be a resident of The Netherlands and, if the holder is an individual, such holder has not made an election for application of the rules of the 2001 Dutch income tax act as they apply to Dutch residents;

•	such holder does not have an interest in an enterprise or deemed enterprise (as defined under Dutch law) that is, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in The Netherlands and to which enterprise (or part of an enterprise) the Mittal Steel shares are attributable;

•	such holder does not carry out any activities in The Netherlands that exceed regular asset management (normaal vermogensbeheer) and does not derive benefits that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden) to which the Mittal Steel shares are attributable; and

•	such holder, individuals related to such holder, and certain of their relatives by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in Mittal Steel or, if such holder does have such an interest, such interest forms part of its business assets.

Generally, a non-resident holder of shares will have a substantial interest if such holder, his/her partner, certain other relatives (including foster children), or certain persons sharing his/her household, alone or together, directly or indirectly:

•	hold shares representing 5% or more of Mittal Steel’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares);

•	hold or have rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of Mittal Steel’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares); or

•	hold or own certain profit-participation rights that relate to 5% or more of Mittal Steel’s annual profit and/or to 5% or more of Mittal Steel’s liquidation proceeds.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Tax

No Dutch gift, estate, or inheritance taxes will arise on the transfer of Mittal Steel shares by way of gift by, or on the death of, a holder of Mittal Steel shares who is neither resident nor deemed to be resident in The Netherlands, unless:

•	such holder has at the time of the gift, or had at the time of his/her death, an enterprise (or an interest therein) that is or was, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment or a permanent representative in The Netherlands, and to which enterprise (or part thereof) the Mittal Steel shares are or were attributable;

•	such holder is at the time of the gift, or was at the time of his/her death, entitled to share in the profits of an enterprise effectively managed in The Netherlands, other than by way of holding securities or through an employment contract, to which enterprise the Mittal Steel shares are or were attributable (or are or were deemed to be attributable); or

•	in the case of a gift of Mittal Steel shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift, estate, and inheritance taxes, among others, a person of Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, among others, a person not of Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Dutch registration tax, customs duty, transfer tax, stamp duty, or any other similar documentary tax or duty other than court fees will be payable by a holder of Mittal Steel shares with respect to or in connection with the issuance, grant, exercise, or disposal of Mittal Steel shares, or with respect to any payment of dividends by Mittal Steel thereon.

MARKET PRICE AND DIVIDEND DATA

Mittal Steel Trading History

Mittal Steel class A common shares are listed for trading on the NYSE and Euronext Amsterdam, in each case under the symbol “MT.” The table below sets forth, for the periods indicated, the reported high and low quoted prices of Mittal Steel class A common shares on the NYSE (in U.S. dollars) and Euronext Amsterdam (in euro).

Mittal Steel Shares

	NYSE		Euronext Amsterdam
	HIGH	LOW	HIGH	LOW
	(in U.S. dollars)		(in Euro)
Month to June 26, 2006	34.71	28.65	27.48	22.50

Month Ended
May 2006	42.81	28.95	34.00	23.00
April 2006	40.14	36.00	32.51	29.10
March 2006	39.75	32.40	32.58	27.30
February 2006	36.40	31.75	30.74	26.82
January 2006	36.55	26.38	30.35	22.05
December 2005	28.73	25.46	24.49	21.75
November 2005	28.12	24.00	24.90	20.50
October 2005	29.54	22.95	25.60	19.25
September 2005	30.78	28.13	25.34	22.51

Year Ended December 31, 2005
Fourth Quarter	29.54	22.95	25.60	19.25
Third Quarter	30.78	23.55	25.34	19.00
Second Quarter	34.00	22.11	26.10	17.31
First Quarter	43.86	29.70	33.25	22.55

Year Ended December 31, 2004
Fourth Quarter	42.80	24.50	32.45	19.60
Third Quarter	30.45	14.16	26.50	11.50
Second Quarter	15.06	9.41	12.50	8.30
First Quarter	11.06	6.80	9.00	5.20

Year Ended December 31, 2003	9.06	2.05	7.50	2.05

Year Ended December 31, 2002	3.10	1.26	3.25	1.51

Year Ended December 31, 2001	4.25	0.70	4.45	0.90

Source:	Bloomberg.

Arcelor Trading History

Arcelor’s shares were first listed on February 18, 2002, and are listed on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges, in each case under the symbol “LOR,” except for Euronext Brussels where it is listed under the symbol “LORB.” Arcelor’s ADSs are traded in the over-the-counter market in the United States, and Arcelor’s Convertible Bonds are traded on the Luxembourg Stock Exchange.

The tables below set forth, for the periods indicated, the reported high and low quoted prices (in euro) of Arcelor shares and Convertible Bonds on these exchanges, as well as the high and low quoted prices (in U.S. dollars) of Arcelor ADSs as reported through the electronic price and volume reporting system operated by the National Association of Securities Dealers, Inc. for “non-NASDAQ” securities (the Non-NASDAQ Reporting System).

Arcelor Shares

	Euronext Brussels		Euronext Paris		Luxembourg Stock Exchange		Spanish Exchanges
	High	Low	High	Low	High	Low	High	Low
2006
Month to June 26	38.90	32.00	38.52	31.90	39.00	32.10	38.50	31.71
May	36.04	31.43	36.16	31.21	36.00	32.00	36.18	31.37
April	34.20	32.03	34.21	32.06	34.40	32.00	34.20	32.04
March	33.31	30.03	33.40	30.31	33.25	30.50	33.37	30.33
February	31.50	28.76	31.61	28.75	31.00	28.85	31.60	28.65
January	31.00	20.65	31.29	20.60	30.50	20.80	31.16	20.61

2005
December	21.40	20.22	21.47	20.03	21.50	20.31	21.45	20.14
November	20.83	19.45	20.85	19.46	20.78	19.68	20.84	19.47
October	19.93	18.14	19.95	18.12	19.89	18.30	19.95	18.12
September	19.95	17.50	19.96	17.72	19.75	17.81	19.95	17.73
August	18.72	17.23	18.71	17.27	18.72	17.30	18.69	17.25
Second Quarter	17.81	15.06	17.88	15.03	17.92	15.06	17.88	15.04
First Quarter	19.40	16.06	19.45	16.08	19.28	16.23	19.44	16.10

2004
Fourth Quarter	17.34	14.36	17.26	14.27	17.18	14.20	17.65	14.31
Third Quarter	14.95	12.50	14.95	12.49	14.95	12.50	14.94	12.50
Second Quarter	14.80	12.02	14.77	12.15	14.75	12.09	14.75	12.19
First Quarter	14.98	12.96	15.00	12.81	14.91	12.67	14.98	12.82

2003
Fourth Quarter	13.53	9.86	13.45	9.86	13.40	9.94	13.51	9.87
Third Quarter	12.38	9.77	12.35	9.65	12.26	9.81	12.32	9.64
Second Quarter	10.16	7.74	10.26	7.67	10.18	7.68	10.30	7.69
First Quarter	12.19	7.55	12.29	7.56	12.25	7.69	12.28	7.55

2002
Fourth Quarter	12.81	8.22	12.88	8.12	12.81	8.22	12.89	8.12
Third Quarter	14.56	9.67	14.63	9.54	14.58	9.60	14.68	9.48
Second Quarter	15.68	13.15	15.71	13.16	15.67	13.16	15.69	13.15

Source:	Bloomberg.

Trading of Arcelor ADSs(1)

	ADSs
	High	Low
2006
Month to June 26	48.00	40.25
May	46.00	39.25
April	42.55	39.20
March	40.05	36.50
February	37.80	34.65
January	36.35	25.10

2005
December	25.60	24.00
November	24.55	23.31
October	24.10	21.85
September	23.65	22.25
August	23.30	21.25
Second Quarter	23.00	18.90
First Quarter	26.05	21.35

Source:	Bloomberg.

(1)	As reported through the electronic price and volume reporting system operated by the National Association of Securities Dealers, Inc. for “non-NASDAQ” securities (the Non-NASDAQ Reporting System). Under NASD rules, broker/dealers that are members of the NASD are required to report certain information through the Non-NASDAQ Reporting System, including, among other information, (i) the highest price at which it sold and the lowest price at which it purchased each non-NASDAQ security and (ii) the total volume of purchases and sales executed by it in each non-NASDAQ security. The Arcelor ADSs are traded over-the-counter in the United States and are not quoted on the NASDAQ Stock Market or on any United States national securities exchange, and, accordingly, there is no centralized market for the Arcelor ADSs. In addition, trading volumes for the Arcelor ADSs are generally lower than the trading volumes for the Arcelor shares on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges. As a result, the sales prices for the Arcelor ADSs represented below may not fully reflect the value of the underlying Arcelor common shares.

Trading of Convertible Bonds on the Luxembourg Stock Exchange

	Convertible Bonds
	High	Low
2006
Month to June 26	40.11	34.36
May	36.46	32.69
April	34.63	32.66
March	33.09	31.36
February	31.40	29.38
January	30.14	23.59

2005
December	24.01	23.50
November	23.64	23.12
October	23.24	22.28
September	23.00	22.12
August	22.46	21.92
Second Quarter	22.04	21.14
First Quarter	22.83	21.73

2004
Fourth Quarter	22.28	21.00
Third Quarter	21.07	20.06
Second Quarter	21.62	20.42
First Quarter	21.48	20.23

2003
Fourth Quarter	20.64	19.52
Third Quarter	20.05	19.28
Second Quarter	19.82	18.13
First Quarter	19.39	18.08

2002
Fourth Quarter	19.40	17.46
Third Quarter	19.52	17.42
Second Quarter	19.64	18.80

Source:	Bloomberg.

Mittal Steel Dividends

The dividends declared by LNM Holdings to its shareholder before it was acquired by the Company were $164 million in 2003 and $2,385 million in 2004.

On February 9, 2005, Mittal Steel’s Board of Directors approved a dividend policy for the fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which was approved by Mittal Steel’s shareholders at the Annual General Meeting of Shareholders held on May 26, 2005. Quarterly dividends were paid on July 8, 2005, October 12, 2005 and December 15, 2005.

On February 14, 2006, Mittal Steel’s Board of Directors declared an interim dividend of $0.125 per share, which was paid on March 15, 2006, and decided to discuss at the next general meeting of the shareholders an amendment of the dividend policy going forward such that a quarterly dividend of $0.125 per share would be paid in the future. This decision was approved at the annual general meeting of shareholders held on May 9, 2006. A quarterly dividend of $0.125 per share to be paid on June 15, 2006 was announced on May 17, 2005.

Should Mittal Steel’s offer for Arcelor succeed, it is envisaged that the combined group would adopt a policy of distributing approximately 25% of its annual net income to its shareholders.

The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive such pro rata distributions, if any, as may be declared by Mittal Steel’s Board of Directors out of funds legally available for distribution. Any determination to pay cash dividends is at the discretion of Mittal Steel’s Board of Directors, in accordance with Dutch law and Mittal Steel’s Articles of Association, and after taking into account various factors, including our financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion as well as commercial restrictions and other factors affecting Mittal Steel’s operating subsidiaries.

Arcelor Dividends

The following table sets forth the dividends paid by Arcelor since its inception:

	Dividend
Year	Total	Per Share
	(€ in millions)	(€)
2005	737.1	1.85
2004	415.9	0.65
2003	213.2	0.40
2002	202.3	0.38

WHERE YOU CAN FIND MORE INFORMATION

Mittal Steel files Annual Reports on Form 20-F with, and furnishes other information under cover of a Report on Form 6-K to, the SEC under the Exchange Act. Prior to December 17, 2004, Mittal Steel filed with, or furnished to, the SEC documents under its former name Ispat International N.V. You may read and copy this information, or obtain copies of this information by mail, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1 800 SEC 0330. The SEC maintains an Internet website that contains reports and other information about issuers, like Mittal Steel, who file electronically with the SEC. The address of that site is http://www.sec.gov.

As a foreign private issuer, Mittal Steel is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC. Mittal Steel’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

Arcelor is on the list most recently published by the SEC of companies that furnish information to it pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. To benefit from the exemption provided by this Rule from the registration requirements of the Securities Act, an issuer must furnish to the SEC all material information made public, filed with the stock exchanges on which its securities are listed or sent to securityholders promptly after such information has become available. To the extent Arcelor currently furnishes to the SEC any such information, you may read and copy it by visiting the SEC’s Public Reference Room.

Mittal Steel has filed a registration statement on Form F-4 to register with the SEC the Mittal Steel class A common shares that holders of Arcelor securities will receive in the Offer in exchange for their Arcelor securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to this registration statement.

Mittal Steel’s class A common shares are listed on the NYSE and Euronext Amsterdam, and Arcelor’s shares are listed on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges. Each exchange has its own requirements for the provision of periodic reports, proxy statements and other information. You are free to inspect any such information by contacting the relevant stock exchange, including, for Mittal Steel, at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Mittal Steel to “incorporate by reference” information into this prospectus, which means that Mittal Steel can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus, any prospectus supplement or subsequent filings deemed incorporated by reference into this prospectus.

Because Arcelor does not file, but furnishes, information to the SEC, no information regarding Arcelor is permitted to be incorporated by reference herein.

This prospectus incorporates by reference the documents set forth below that Mittal Steel has previously filed with or furnished to the SEC. These documents contain important information about Mittal Steel and its results of operations and financial condition:

•	Exhibit 99.1 of Mittal Steel’s Current Report on Form 6-K, dated September 30, 2005, relating to International Steel Group Inc.’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2004;

•	Part I, Item 1 of Mittal Steel USA ISG Inc.’s Quarterly Report on Form 10-Q, dated May 16, 2005, containing the unaudited condensed consolidated financial statements of Mittal Steel USA ISG Inc. (formerly known as International Steel Group Inc.) for the three months ended March 31, 2005;

•	Mittal Steel’s Annual Report on Form 20-F, dated March 20, 2006, for the fiscal year ended December 31, 2005;

•	Mittal Steel’s Current Report on Form 6-K, dated May 12, 2006, containing Mittal Steel’s press release announcing its first quarter 2006 results;

•	Mittal Steel’s Current Report on Form 6-K, dated May 26, 2006, containing the revised unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005, reflecting the acquisition of International Steel Group Inc. as if such acquisition had occurred on January 1, 2005;

•	Mittal Steel’s Current Report on Form 6-K, dated May 26, 2006, containing Mittal Steel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the three months ended March 31, 2006;

•	Mittal Steel’s Current Report on Form 6-K, dated June 14, 2006, containing Mittal Steel’s guidance for 2006 and highlights of its 2008 Business Plan; and

•	Mittal Steel’s Current Report on Form 6-K, dated June 29, 2006, containing the Memorandum of Understanding dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and the Controlling Shareholder.

In addition, all documents filed by us with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2005, and, to the extent expressly stated therein, certain Reports on

Form 6-K furnished by us after the date of this prospectus and prior to the termination of the Offer shall also be deemed to be incorporated by reference in this prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and to be a part hereof from the date of filing of such document.

You may request a copy of these filings, at no cost, by writing or telephoning Mittal Steel at:

Mittal Steel Company N.V.

Hofplein 20

3032 AC Rotterdam

The Netherlands

+31 10 217 8800

Attention: Company Secretariat

Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference into this prospectus. Except as provided above, no other information, including information on Mittal Steel’s website, is incorporated by reference into this prospectus.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS TO DECIDE WHETHER TO PARTICIPATE IN THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. THIS PROSPECTUS IS DATED AS OF THE DATE PRINTED ON THE FRONT COVER. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS TO SECURITYHOLDERS NOR THE ISSUANCE OF MITTAL STEEL CLASS A COMMON SHARES IN THE OFFER SHALL CREATE ANY IMPLICATIONS TO THE CONTRARY.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Mittal Steel is organized under the laws of The Netherlands and the majority of the members of Mittal Steel’s Board of Directors are residents of The Netherlands or other countries outside the United States. The majority of Mittal Steel’s assets are located outside the United States and a majority of Mittal Steel’s directors and officers and some of the experts named herein reside outside the United States. As a result, U.S. investors may find it difficult:

•	to effect service of process within the United States upon Mittal Steel and the directors and officers of Mittal Steel located outside the United States;

•	to enforce in U.S. courts or outside the United States judgments obtained against the directors and officers of Mittal Steel in U.S. courts; and

•	to enforce in U.S. courts judgments obtained against the directors and officers of Mittal Steel in courts in jurisdictions outside the United States.

Mittal Steel’s Dutch counsel, Nauta Dutilh, has advised Mittal Steel that there is doubt as to the enforceability in The Netherlands in original actions or actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the U.S. federal securities laws. Mittal Steel has been further advised by Nauta Dutilh that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to a Dutch court the final judgment that has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands. It is not certain, however, that these court practices also apply to default judgments.

VALIDITY OF SECURITIES

The validity of the Mittal Steel shares to be issued pursuant to the Offer will be passed upon by Nauta Dutilh, Dutch counsel to Mittal Steel.

EXPERTS

The consolidated financial statements of Mittal Steel Company N.V. (formerly Ispat International N.V.) and subsidiaries (the “Company”), for 2003, 2004 and 2005, except for the consolidated financial statements of Mittal Steel Holdings A.G. (formerly Mittal Steel Holdings N.V., formerly LNM Holdings N.V., a consolidated subsidiary)(except for Mittal Steel Poland, S.A. (formerly Ispat Polska, S.A.), a consolidated subsidiary of Mittal Steel Holdings A.G., whose consolidated financial statements for the year ended December 31, 2004 were audited by Deloitte Accountants B.V.), as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, incorporated in this prospectus by reference have been audited by Deloitte Accountants B.V. as stated in their report which is incorporated by reference herein. The financial statements of Mittal Steel Holdings A.G. and subsidiaries (consolidated with those of the Company) (not separately incorporated by reference herein) as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, have been audited by Ernst & Young Accountants, except for the consolidated financial statements of Mittal Steel South Africa (formerly Ispat Iscor Limited, formerly Iscor Limited), a consolidated subsidiary of Mittal Steel Holdings A.G. as of and for the year ended December 31, 2004, and an equity method investment for the year ended December 31, 2003 (not separately incorporated by reference herein), which have been audited by KPMG Inc., as stated in their reports incorporated by reference herein. Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

Pursuant to Rule 409 under the Securities Act, Mittal Steel has requested that Arcelor’s independent public accountants consent in a customary manner to the inclusion of their audit reports with respect to the financial statements of Arcelor included in this prospectus. Mittal Steel has not obtained such consent to date. If Mittal Steel obtains such consent it will include such audit reports along with the financial statements of Arcelor included in this prospectus.

The consolidated financial statements and schedule of ISG and its subsidiaries as of December 2004 and for the year ended December 31, 2004 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report refers to a change in the method of accounting for inventories on the last-in, first-out basis, effective January 1, 2004.

In December 2004, Ernst & Young Accountants, then Mittal Steel Holdings’ independent registered public accounting firm, advised the Audit Committee of the Company that it had identified an independence issue related to providing prohibited payroll services in The Netherlands. These services involved processing payroll for approximately 17 employees of Mittal Steel Holdings’ Rotterdam office in 2002, 2003 and early 2004. In connection with the performance of these payroll processing services, Ernst & Young Accountants received Mittal Steel Holdings’ funds into a bank account jointly controlled by Ernst & Young Accountants and Mittal Steel Holdings totaling approximately fifty thousand dollars per month, which were used to make monthly payroll payments. This service ceased in February 2004. Ernst & Young Accountants received fees for these payroll services of approximately seven thousand dollars per year in 2002 and 2003, respectively.

The AICPA independence rules, as well as the SEC auditor independence rules, prohibit a bank account jointly controlled by Mittal Steel Holdings and Ernst & Young Accountants. The Company’s

Audit Committee and Ernst & Young Accountants have discussed Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings in light of the foregoing facts. Both the Company’s Audit Committee and Ernst & Young Accountants have considered the impact that the holding and paying of these funds may have had on Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings and have each independently concluded that there has been no impairment of Ernst & Young Accountants’ independence. In making this determination, Ernst & Young Accountants and the Mittal Steel Audit Committee considered, among other matters, the de minimis amount of funds involved and that the payroll expenses involved were not material to the consolidated financial statements of Mittal Steel Holdings. Furthermore, the payroll calculations for 2002 through February 2004 have been recalculated by an unrelated third party.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP (UNAUDITED)

The consolidated financial statements of Mittal Steel Company N.V., incorporated by reference, conform to U.S. GAAP, while Arcelor prepares its financial statements in accordance with IFRS. The matters described below summarize certain differences between U.S. GAAP and IFRS. Potential investors should consult their own professional advisors for an understanding of the differences between U.S. GAAP and IFRS, and how those differences might affect the available financial information.

Business Combinations

Negative Goodwill

Under U.S. GAAP, any negative goodwill has to be allocated on a pro-rata basis to all acquired assets other than all current assets, all financial assets (other than equity investments), assets to be disposed of by sale, prepaid assets relating to pensions, and deferred taxes. Any remaining negative goodwill is recognized as an extraordinary gain in the income statement.

Under IFRS, when the purchase price allocation results in negative goodwill, the acquirer must reassess the identification and measurement of the acquired assets, liabilities and contingent liabilities. Any excess that remains is recognized immediately in the income statement.

Contingent Liabilities

Both under U.S. GAAP and IFRS contingent liabilities are included in the allocation of the purchase price, however in U.S. GAAP they should be probable and measurable, while IFRS only has the measurable criteria.

Minority Interest

Under U.S. GAAP, minority interest is generally measured as the minority’s proportion of the pre-acquisition historical book value of the identifiable net assets acquired. Under IFRS, minority interest is measured as the minority’s proportion of the net fair value of the identifiable net assets acquired.

Under U.S. GAAP, minority interest is presented separately in the financial statements. Under IFRS, minority interest is presented as a component of equity.

Step Acquisitions

Under U.S. GAAP, revaluation of previous interests in the acquirer’s net assets in step acquisitions is not allowed.

Under IFRS, the revaluation of previous interests at fair value at each acquisition date is required.

Impairment Test

Both under U.S. GAAP and IFRS, goodwill is reviewed for impairment, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed.

Under U.S. GAAP, an impairment test is two tier. And an impairment test using discounted cash flows is performed, only if the asset fails a recoverability test performed on the basis of undiscounted cash flows. An impairment loss is calculated by comparing the asset’s carrying amount to its fair value.

Under IFRS, if an indicator for impairment is identified, an impairment test is performed using discounted cash flows. Therefore, an impairment loss could be recognized earlier under IFRS.

Under U.S. GAAP, reversal of impairment is not allowed.

Under IFRS, impairment losses may reverse, due to changed circumstances, except for an impairment loss for goodwill.

Consolidation

Subsidiaries

Under U.S. GAAP, the usual condition for consolidating a financial interest is ownership of a majority voting interest and as a general rule, ownership, either directly or indirectly, of over 50% of the outstanding voting shares constitutes control.

Under IFRS, consolidation of subsidiaries is required over which a parent company exercises control. Control is considered as being exercised in cases where a parent is in a position to manage the subsidiary’s financial and operating policies with a view to benefiting from its business.

Special Purpose Entities

Under U.S. GAAP, certain variable interest entities are to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Under IFRS, consolidation of special purpose entities (SPEs) is required where the substance of the relationship indicates that an entity controls the SPE.

Employee Benefits

Although the basic principles for accounting for defined benefit plans are similar in U.S. GAAP and IFRS there are a number of differences that can have a major impact.

Minimum Pension Liability and “Asset Ceiling”

Under U.S. GAAP, a minimum pension liability is recorded if the accumulated benefit obligation exceeds the plan assets.

IFRS does not recognize a minimum pension liability.

Under IFRS, in case of pension asset, this may not always be recognized as it needs to be evaluated against the criteria for the “asset ceiling.”

Under U.S. GAAP there is no such concept of “asset ceiling.”

Past Service Cost

Under U.S. GAAP, prior service cost related to retirees is amortized over the average remaining service period of active plan participants (if the plan participants are mainly active employees) or over the average remaining life expectancy of retirees (if the plan participants are mainly retirees).

Under IFRS, all past service cost related to retirees and vested active employees is expensed immediately.

Income Taxes

Although the general approach under U.S. GAAP and IFRS is similar there are a number of differences. Differences amongst others relate to deferred tax on goodwill, deferred tax on investments in subsidiaries, post acquisition recognition of acquiree’s tax losses and recognition of previously unrecognized tax losses.

Under U.S. GAAP, the use of substantively enacted tax rates is prohibited.

Under IFRS, deferred tax is calculated using the tax rates and tax laws that have been enacted or substantively enacted.

Inventories

Under U.S. GAAP, when the cost of inventories is no longer recoverable, inventories are to be written down to their current replacement cost, which should not exceed their net realizable value.

Under IFRS, inventories should be written down to their net realizable value, which is the estimated selling price in the ordinary course of business less the costs of completion and sales costs.

Under U.S. GAAP, an impairment loss may not be reversed once it has been recognized.

Under IFRS, the reversal of a previous impairment of inventory if it is no longer required is permitted.

Under U.S. GAAP, the LIFO (last in—first out) method is permitted, whereas under IFRS it is prohibited.

Financial Instruments

Classification and Measurement

U.S. GAAP and IFRS, provisions on classification and measurement of financial instruments are similar, except that that under U.S. GAAP there is no option to designate any financial asset on initial recognition as at fair value through profit or loss; only items that qualify as trading would be classified as at fair value through profit and loss. Under U.S. GAAP, debt securities must be classified according to management’s intent to hold the security in one of the following categories: trading, held-to-maturity, or available-for-sale. Equity securities are classified as either trading or available for sale.

Under IFRS, measurement of financial assets depends on their classification in one of the following categories: held-to-maturity investments; loans and receivables; financial assets at fair value through profit or loss and available-for-sale financial assets.

Hybrid Financing

Under U.S. GAAP, an issuer is required to classify a financial instrument that is within its scope as a liability (or asset in some circumstances) when the financial instrument embodies an obligation of the issuer.

Under IFRS, an instrument is classified as equity when it does not contain an obligation to transfer economic resources. An entity recognizes separately the components of a financial instrument that (a) creates a financial liability of the entity and (b) grants an option to the holder of the instrument to convert it into an equity instrument of the entity.

Derivatives and Hedging

U.S. GAAP and IFRS guidelines for hedging activities are generally similar. Both require that derivatives be initially recorded at fair value on the balance sheet as either financial assets or liabilities. Both also require that derivatives be subsequently measured at fair value regardless of any hedging relationship that might exist. U.S. GAAP and IFRS permit special accounting treatment for financial and derivative instruments that are designated as hedged items or as hedging instruments if certain criteria are met (hedge accounting). However, there are differences between the standards as to which transactions will qualify for hedge accounting and as to how some of the hedge accounting provisions are applied.

U.S. GAAP allows, assuming stringent conditions are met, a short-cut method that assumes perfect effectiveness for certain hedging relationships involving interest rate swaps. This exemption from performing quantitative retrospective effectiveness tests is not allowed under IFRS.

Intangible Assets

Under U.S. GAAP, general research and development costs that are not covered by separate standards are expensed as they are incurred.

Under IFRS, the costs of research must be expensed as they are incurred. When the technical and economic feasibility of a project can be demonstrated, and further prescribed conditions are satisfied, the costs of the development of the project must be capitalized.

Provisions

Restructuring Provisions

Under U.S. GAAP, a liability for costs associated with exit or disposal activities, other than in a business combination, is recognized when the liability is incurred. The liability is to be measured at fair value and adjusted for changes in estimated cash flows. Recognition of a liability based solely on commitment to a plan is prohibited under U.S. GAAP. Restructuring provision must meet the definition of a liability, including certain criteria regarding the likelihood that no changes will be made to the plan or that the plan will be withdrawn.

Under IFRS, a present obligation exists only when the entity is ‘demonstrably committed’ to the restructuring. An entity is usually demonstrably committed when there is a binding sale agreement (legal obligation), or when the entity has a detailed formal plan for the restructuring and is unable to withdraw because it has started to implement the plan or announced its main features to those affected (constructive obligation).

Asset Retirement Obligations

Under U.S. GAAP, the provision is built up in cash flow layers with each layer discounted using the discount rate at the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted.

Under IFRS, if there is a change in the discount rate the entire provision must be recalculated using the current discount rate.

INFORMATION RELATING TO ARCELOR

INTRODUCTION

This appendix sets forth certain selected financial information with respect to Arcelor, excerpted from the following publicly available Arcelor documents:

•	Unaudited Consolidated Financial Statements at March 31, 2006 (as posted on Arcelor’s website on May 12, 2006);

•	2005 Annual Report to Shareholders

•	2004 Annual Report to Shareholders; and

•	Arcelor Press Release, dated May 26, 2006, “Arcelor to merge with Severstal.”

Arcelor prepares its financial statements under International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. These differences, as they relate to Arcelor, cannot be quantified based on Arcelor’s publicly available financial information.

Pursuant to Rule 409 under the Securities Act, Mittal Steel requested in correspondence over the period from February 14 to April 7, 2006 that Arcelor provide Mittal Steel with information required for complete disclosure relating to its business, operations and financial condition in compliance with the requirements of Item 17 of Form F-4, including financial statements prepared in accordance with or reconciled to U.S. GAAP. During this correspondence, Arcelor requested clarification of Mittal Steel’s request, which Mittal Steel provided, and confirmation from Mittal Steel that Arcelor’s accession to its request would be without prejudice to Arcelor’s right to oppose Mittal Steel’s “hostile” offer, which Mittal Steel also provided. The correspondence culminated with Arcelor’s provision of an estimate of the time and cost (which Mittal Steel had offered to defray, subject to agreement on a budget) necessary for the preparation by Arcelor of a reconciliation to U.S. GAAP of its financial statements prepared in accordance with IFRS. This estimate led Mittal Steel to conclude that the requested information relating to Arcelor is not reasonably available to it.

The entry into the Memorandum of Understanding on June 25, 2006 does not change the situation discussed above. Although the Memorandum of Understanding requires some limited cooperation on regulatory matters (notably with regard to antitrust and to relief from the Luxembourg mandatory tender offer requirement, if applicable), it does not provide Mittal Steel with the right to perform due diligence with respect to Arcelor, give it access to Arcelor’s books and records, or require Arcelor to cooperate in the preparation of Mittal Steel’s disclosure in connection with the Offer, and, in response to a request, Arcelor has confirmed that it is not prepared to cooperate in such regard at this time.

Mittal Steel also requested in such correspondence with both Arcelor and Arcelor’s independent public accountants that the latter consent in a customary manner to the inclusion of their audit reports with respect to the financial statements of Arcelor included in this prospectus. Arcelor ultimately offered to request its independent public accountants to consider to provide such consent subject to several conditions. Arcelor also stated that its independent public accountants had advised that their ability to issue such consent would be subject to Mittal Steel obtaining from the SEC staff confirmation that the staff would not object to the inclusion of audit reports which relate to audits conducted in accordance with International Standards of Auditing (“IAS”) rather than the standards promulgated by the Public Company Accounting Oversight Board. Based on Mittal Steel’s understanding that an audit report prepared on the basis of IAS would not be acceptable to the SEC, Mittal Steel considers that obtaining such consent is impracticable.

Mittal Steel will provide any and all information that it receives from Arcelor or its independent public accountants at least five Business Days prior to the expiration of the Offer that Mittal Steel deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto.

Consolidated financial statements at March 31, 2006 (released May 12, 2006)

Consolidated financial statements at 31 March 2006

Key financial data for the Group

In EUR million	Year 2005 (Restated) 12 months)	Q1 2005 (Restated) (3 months) (unaudited)	Q1 2006 (3 months) (unaudited)
Revenue	32,701	8,157	9,565
Change			17.3%
Change at comparable structure			10.8%
Gross operating result (EBITDA)	5,692	1,700	1,427
% of revenues	17.4%	20.8%	14.9%
Operating result (EBIT)	4,423	1,390	1,091
% of revenues	13.5%	17.0%	11.4%
Net profit (Loss) (Group share)	3,873	949	761
Tangible investments	2,040	293	526

Earnings per share in EUR
—basic	6.31	1.55	1.23
—diluted	5.94	—	—

Consolidated balance sheet

ASSETS

In EUR million	31 Dec. 2005 (Restated) 1	31 March 2006 (unaudited) 2	Variation 2/1
NON CURRENT ASSETS	18,070	24,070	6,000
—Intangible assets	193	1,597	14,040
—Property plant & equipment	13,787	18,135	4,348
—Investments under equity method	1,319	1,295	-24
—Other investments	680	665	-15
—Receivables & other fin. assets	744	804	60
—Deferred tax assets	1,347	1,574	227
CURRENT ASSETS	17,776	18,927	1,151
—Inventories	7,592	8,601	1,009
—Trade receivables	3,730	5,093	1,363
—Other receivables	1,782	1,900	118
—Cash & Cash equivalents	4,672	3,333	-1,339
TOTAL ASSETS	35,846	42,997	7,151

EQUITY AND LIABILITIES

In EUR million	31 Dec. 2005 (Restated) 1	31 March 2006 (unaudited) 2	Variation 2/1
SHAREHOLDERS’ EQUITY	14,907	15,919	1,012
MINORITY INTERESTS	2,524	2,683	159
NON CURRENT LIABILITIES	8,401	11,010	2,609
—Interest bearing liabilities	4,341	4,760	419
—Employee benefits	1,618	2,778	1,160
—Provisions for contract termination benefits	852	833	-19
—Other provisions	943	1,056	113
—Deferred tax provisions	506	1,425	919
—Others liabilities	141	158	17
CURRENT LIABILITIES	10,014	13,385	3,371
—Trade payables	5,235	5,636	401
—Interest bearing liabilities	1,623	4,347	2,724
—Other amounts payables	2,882	3,153	271
—Provisions for contract termination benefits	30	29	-1
—Other provisions	244	220	-24
TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND LIABILITIES	35,846	42,997	7,151

Condensed consolidated income statement

In EUR million (unaudited)	31/03/2005 (Restated) 1	31/03/2006 (3 months) 2	Variation 1/3
REVENUE	8,157	9,565	1,408
GROSS OPERATING INCOME (EBITDA)	1,700	1,427	-273
Amortisation and depreciation	-310	-347	-37
Negative goodwill		11	11
OPERATING RESULT (EBIT)	1,390	1,091	-299
Net financing costs	-24	-322	-298
Share in the results of equity accounted companies	70	72	2
PROFIT (LOSS) BEFORE TAX	1,436	841	-595
Income tax	-382	57	439
PROFIT (LOSS) AFTER TAX	1,054	898	-156
Minority Interests	-105	-137	-32
NET PROFIT (LOSS) GROUP SHARE	949	761	-188

Condensed consolidated income statement (Quarterly evolution)

In EUR million	1st Q. 2005 (Restated) (unaudited)	2nd Q. 2005 (Restated) (unaudited)	Total Half-Year 2005 (Restated) (unaudited)	3rd Q. 2005 (Restated) (unaudited)	4th Q. 2005 (Restated) (unaudited)	Total Year (Restated) 2005	1st Q. 2006 (unaudited)
REVENUE	8,157	8,665	16,822	7,504	8,375	32,701	9,565
GROSS OPERATING INCOME (EBITDA)	1,700	1,689	3,389	1,125	1,178	5,692	1,427
Amortisation and depreciation	-310	-432	-742	-324	-232	-1,298	-347
Negative goodwill					29	29	11
OPERATING RESULT (EBIT)	1,390	1,257	2,647	801	975	4,423	1,091
Net financing costs	-24	-7	-31	-109	-113	-253	-322
Share in the results of equity accounted companies	70	92	162	89	61	312	72
PROFIT (LOSS) BEFORE TAX	1,436	1,342	2,778	781	923	4,482	841
Income tax	-382	-153	-535	-73	431	-177	57
PROFIT (LOSS) AFTER TAX	1,054	1,189	2,243	708	1,354	4,305	898
Minority Interests	-105	-168	-273	-84	-75	-432	-137
NET PROFIT (LOSS) GROUP SHARE	949	1,021	1,970	624	1,279	3,873	761

Consolidated statement of changes in shareholders’ equity

In EUR million	Subscribed capital	Share premium	Own shares	Other consolidated reserves	Foreign currency translation	Shareholders’ equity	Minority interests	Total
31.12.005	3,199	5,397	-267	6,452	149	15,109	2,524	17,633

(IAS19) Corridor restatement				-202		-202		-202

31.12.2005 (Restated)	3,199	5,397	-267	6,250	149	14,907	2,524	17,431

Increase of capital
Result 1st Quarter 2006				761		761	138	899
Foreign exchange differences					-1	-1	-20	-21
Dividends paid							-21	-21
Utilisation and results on own shares disposal			20			20		20
Cash flow edge				-69		-69		-69
OCEANE 2017 Conversion option				326		326		326
Other movements and acquisitions of minority interests				-25		-25	62	37

31.03.2006 (unaudited)	3,199	5,397	-247	7,243	148	15,919	2,683	18,602

Condensed consolidated cash flow statement

In EUR million (unaudited)	31 March. 2005 (Restated) (3 months)	31 March. 2006 (3 months)
CASH FLOWS FROM OPERATING ACTIVITIES	727	750

Investing activities
Acquisitions of tangible and intangible assets	-299	-532
Others	-125	-3,981

CASH FLOWS FROM INVESTING ACTIVITIES	-424	-4,513

Financing activities
Proceeds from the issue of share capital	6	—
Dividends paid	-40	-21
Net servicing of borrowing	-753	2,358
Outsourcing of pension fund	—	—

CASH FLOWS FROM FINANCING ACTIVITIES	-787	2,337

Effect of exchange rate fluctuations on cash held and changes of method	31	87
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-453	-1,339

Cash and cash equivalents at the beginning of the period	4,072	4,672

Cash and cash equivalents at the end of the period	3,619	3,333

Net financial debt

In millions of euro	31/03/2005 Restated (unaudited) 1	30/06/2005 Restated (unaudited) 2	30/09/2005 Restated (unaudited) 3	31/12/2005 Restated 4	31/03/2006 (unaudited) 5	Variation 5 / 4
Shareholders’ equity (Group share)	11,717	12,763	13,456	14,907	15,919	1,012
Minority interests	1,490	1,785	1,897	2,524	2,683	159

Total Shareholders’ equity	13,207	14,548	15,353	17,431	18,602	1,171

Interest bearing liabilities, long term	4,470	4,477	4,282	4,341	4,760	419
Interest bearing liabilities, short term	1,587	1,484	1,455	1,623	4,347	2,724
Cash and Cash equivalents	-3,619	-3,978	-4,245	-4,672	-3,333	1,339
Revalorisation of financial instruments	0	0	0	0	0	0
(short term and long term)	-79	-108	-87	-62	-32	30

Net financial debt	2,359	1,875	1,405	1,230	5,742	4,512

Gearing	17.9%	12.9%	9.2%	7.1%	30.9%	23.8%

Breakdown by « Business Units »

FLAT CARBON EUROPE

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	16,143	4,280	4,450
Change			4.0%
Change at comparable structure			3.7%
Gross operating result (EBITDA)	2,828	921	643
% of revenues	17.5%	21.5%	14.4%
Operating result (EBIT)	2,144	766	524
% of revenues	13.3%	17.9%	11.8%
Tangible investments	655	80	116

Scope variations:	End December 2005 closure of LDD, global integration of E. Giebel as from 1st January 2006

FLAT CARBON BRAZIL

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	1,928	475	558
Change			17.5%
Change at comparable structure			17.5%
Gross operating result (EBITDA)	847	252	137
% of revenues	43.9%	53.1%	24.6%
Operating result (EBIT)	670	216	91
% of revenues	34.8%	45.5%	16.3%
Tangible investments	735	106	215

FLAT CARBON CANADA

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue			373
Change			—
Change at comparable structure			—
Gross operating result (EBITDA)			0
% of revenues
Operating result (EBIT)			-26
% of revenues			-7.0%
Tangible investments			21

Scope variation:	Acquisition of Canadian sub-group Dofasco end of February (Contribution 1 month)

LONG CARBON EUROPE

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	3,871	938	1,074
Change			14.5%
Change at comparable structure			31.8%
Gross operating result (EBITDA)	492	126	151
% of revenues	12.7%	13.4%	14.1%
Operating result (EBIT)	402	100	125
% of revenues	10.4%	10.7%	11.6%
Tangible investments	171	39	36

Scope variations:	Disposal of spanish plants Azpeitia, Lasao and Getafe on July 2005, global integration of Huta Warszawa as from 1st August 2005

LONG CARBON AMERICAS

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	2,526	554	717
Change			29.4%
Change at comparable structure			31.9%
Gross operating result (EBITDA)	853	195	281
% of revenues	33.8%	35.2%	39.2%
Operating result (EBIT)	690	160	230
% of revenues	27.3%	28.9%	32.1%
Tangible investments	149	28	43

Scope variation:	Disposal of Acindar tubes activities end January 2006

WIRE DRAWING

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	346	86	93
Change			8.1%
Change at comparable structure			5.8%
Gross operating result (EBITDA)	36	9	7
% of revenues	10.4%	10.5%	7.5%
Operating result (EBIT)	25	6	4
% of revenues	7.2%	7.0%	4.3%
Tangible investments	15	4	5

Scope variations:	Inclusion of Arcelor Sheffield, closure of TrefilARBED Cheb

STAINLESS

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	4,028	981	1,406
Change			43.3%
Change at comparable structure			16.0%
Gross operating result (EBITDA)	173	94	114
% of revenues	4.3%	9.6%	8.1%
Operating result (EBIT)	93	70	76
% of revenues	2.3%	7.1%	5.4%
Tangible investments	180	16	57

Scope variations:	Disposal of Tefilados Inoxydables de Mexico on 10th May 2005, global of integration of Acesita as from 1st October 2005, inclusion of A.Stainless Processing on the end of 2005

HEAVY PLATE

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	953	243	274
Change			12.8%
Change at comparable structure			12.8%
Gross operating result (EBITDA)	116	21	50
% of revenues	12.2%	8.6%	18.2%
Operating result (EBIT)	157	19	45
% of revenues	16.5%	7.8%	16.4%
Tangible investments	15	4	4

A3S (ARCELOR STEELSOLUTIONS & SERVICES)

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	8,656	2,055	2,225
Change			8.3%
Change at comparable structure			5.9%
Gross operating result (EBITDA)	328	98	77
% of revenues	3.8%	4.8%	3.5%
Operating result (EBIT)	254	79	61
% of revenues	2.9%	3.8%	2.7%
Tangible investments	86	11	22

Scope variation:	Exclusion of Traxys
Acquisition of Devillers Oxycoupage sub-group on February 2006, inclusion of Arcelor SSC Development, CEPI Services, FBH Eko Feinblech, Stahlhandel Burg, Oriental Sheet Piling, PFF, Prof.Martinique, Haironville Guyanne on 1st Quarter 2006, together with H+K Stahl., R.Smith, Prof.Futur, Prof.Guadeloupe, Prof.Réunion, PMA, H.Austria end December 2005

OTHER ACTIVITIES

In EUR million	Year 2005 (Restated) (12 months)	Q1 2005 (Restated) (unaudited) (3 months)	Q1 2006 (unaudited) (3 months)
Revenue	1,049	294	211
Change			-28.2%
Change at comparable structure			-28.2%
Gross operating result (EBITDA)	16	-11	-37
% of revenues	1.5%	-3.7%	-17.5%
Operating result (EBIT)	-15	-21	-43
% of revenues	-1.4%	-7.1%	-20.4%
Tangible investments	34	5	7

Note: Restated Accounts 2005

To reflect the changes of applicable accounting principles on January 1st, 2006, the financial statements 2005 were restated to assure comparative figures.

1)	Application of the proportional integration

Following the acquisition of Dofasco, Arcelor applies from January 1st, 2006 the method of consolidation by proportional integration to reflect better in the accounts consolidated by the group the contribution of companies under joint control.

2)	Abandonment of the Corridor (IAS 19)

The Group opted on January 1st, 2006 for an immediate posting in stockholders’ equity of the actuarial gains & losses, according to the revised standard IAS 19. This immediate posting in stockholders’ equities replaces the corridor.

3)	OCEANE 2017

Further to the revision of the standard IAS 32, the just value of the option of conversion of the O.C.E.A.N.E. 2017 is transferred from stockholders’ equity to interest bearing liabilities and revalued at each closing with an impact result counterpart. Arcelor had proceeded to these accounting modifications from the 3rd quarter 2005. Within the framework of the restatement of the comparative figures 2005, 1st and 2nd quarters 2005 are also restated.

Presentation of the Group

Markets

Arcelor is highly attentive to customer requirements, developing products, solutions and services tailored to the needs of its various markets. This commercial approach is based on a policy of building long-term relationships with clients.

Automotive: a global market for high-value-added steels

The top raw material in the automotive industry

Steel is the most widely used material in the automotive industry. Its resilience, energy absorption, ductility and recyclability make it a prime choice given the current emphasis on costs, safety and environmental protection.

Steel accounts for around 40% of the total weight of a motor vehicle, including:

•	flat cold-rolled steels with specific coatings or flat hot-rolled steels, which are used for the body in white of cars along with equipment such as seats, wheels and accessories,

•	flat stainless steels for exhaust mufflers, fuel tanks and safety components, in which Arcelor is a world leader thanks to its innovative solutions in nickel-free and corrosion-resistant ferritic grades,

•	long stainless steel products.

Arcelor’s advantages

Arcelor is the world’s leading supplier of steel to the automotive industry. It delivered 10 million tonnes of flat steels to the sector in 2005, equal to about 15% of global demand.

Arcelor is a leading supplier of cutting-edge products, selling high- and very-high-tensile steels and developing low-density enhanced face sheets and ultra-high-tensile face sheets. The Arcelor Body Concept (ABC) helps to provide carmakers with new steel-based solutions to their weight reduction and safety imperatives.

Steels of the future for the automotive industry

Arcelor has put innovation at the heart of its strategy for satisfying carmakers’ needs and constraints. For instance, Arcelor is working on highly ductile, easily moulded and mechanically strong steels through its very-high-tensile (VHT) steel initiative to enhance the ductility and formability of steel products and solutions for the medium- to long-term future. The aim is to double ductility (VHT steels’ resistance to breakage) and to increase resistance by 50%, while retaining similar moulding and usage properties for customers. High manganese-content steels have been produced by this programme.

A fast-expanding construction market

The world’s number one client market for steel

The construction sector is the world’s largest user of steel. In this market, Arcelor offers customers the advantages of its international reach. These include its large number of production and processing plants, a broad product range featuring specialties such as Aluzinc (thick-coat hot-dip galvanized steels), and extensive experience in high-value-added products (pre-painted sheet and high elasticity steels). In addition, it offers construction systems for the skin of buildings, such as facades, roofing, floors and structures.

A disparate market in search of integrated solutions

The construction market is highly fragmented, with local variation playing a key role. As a result, purchasing decisions can be heavily influenced by adapting solutions intelligently to each project. Since the construction market represents a priority avenue of development for Arcelor, the cross-discipline Building and Construction Support (BCS) unit was set up to meet the needs of this market as effectively as possible with a view to boosting performance. Arcelor strives to offer an extensive range of combined and optimized steel solutions in all local markets by fostering co-operation between the Group’s research teams and operational units, as well as with independent architects, research entities and property developers.

The need for innovation and solutions that satisfy increasingly stringent environmental constraints is having a major impact on this market. R&D breakthroughs mean that steel can make a significant contribution to lowering the greenhouse gas emissions caused by heating and air conditioning systems in residential and commercial buildings. Solutions combining steel and other materials make it possible to design more energy-efficient buildings in which heat exchanges take place naturally.

General Industry: diverse range of solutions

The general industry market is vast and diverse, as are the steel solutions marketed by Arcelor. What they have in common is an unwavering focus on ease of use and weight reduction.

Most industrial customers purchase finished products from Arcelor’s distribution network, except in a few concentrated sectors such as rail transportation.

This is particularly the case in mechanical engineering and primary and secondary processing industries.

Primary processing represents an expanding market for Arcelor, in which it serves the needs of coaters, re-rollers, large welded tube manufacturers, shipyards, container manufacturers and silo manufacturers.

Arcelor markets an extensive range of solutions in this market, covering the entire range of customer requirements. It boasts a very wide range of flat carbon steels delivered either untreated or with a metal coating (very high elasticity steels for cranes, steels for thermal treatment and oil applications, steels for radiators, drums, industrial racking, tanks and gas bottles).

In long carbon steels, Arcelor supplies beams, merchant steels, sheet pile and machine wire used in infrastructure and equipment markets, as well as rails for the transportation market. Its wire-drawing plants produce soft, soft-annealed and galvanized wires for vine wires, closures, concrete reinforcing wires and tacks.

Concurrently, stainless steels have made further headway in the oil and chemicals industries, with new ferritic grades for hot water tanks and steels allowing lighter containers among the solutions driving this expansion.

Arcelor has three key growth priorities in these markets:

•	non-toxic, easily recyclable products providing a high level of safety in terms of their manufacture and use;

•	functional products offering an attractive alternative to other materials and helping to lower the cost of finished products;

•	cost-effective products, made possible by streamlined production processes, significantly reducing wastage and thus enhancing product profitability.

Packaging: a high-end, customized but competitive material

Steel is a solid, resilient and impervious material that meets all safety and security criteria. Together with the technical sophistication of its applications, this makes it particularly well suited to packaging. Arcelor has positioned itself at the upper end of this market, and has established itself in numerous market segments, including food packaging and beverage cans, decorative biscuit and alcoholic beverage packaging, paint and varnish pots, and aerosols. It serves the entire spectrum of the packaging industry, counting packaging manufacturers, equipment suppliers, brands and designers among its customers, as well as major retailers.

Though a global market, packaging is heavily reliant on the local profile of consumers, with shopping habits and living standards having a major influence on purchasing decisions. To secure a prominent position, market participants must not only stay at the cutting edge of technological progress, but also keep in touch with the diverse needs of industrial companies focused on meeting the expectations of end-customers. Arcelor holds a market share of 34% in Europe and has been strengthening its international presence. With Creasteel, a new product range designed to make the production of shaped cans easier and more flexible, Arcelor aims to move into new segments of the food packaging market by competing head-to-head with plastic and lightweight aluminium packaging. In conjunction with Toyo Seikan, Arcelor is also developing plans for plastic-coated steels for the beverage sector.

Household appliances: indefinitely recyclable

Steel is a highly cost-effective material for household appliances. It offers superior appearance, acoustics, ease of use and potential energy savings, and is also better for the environment.

European directives concerning the recycling of electrical and electronic appliances due to be introduced from 2006 represent an opportunity to promote the use of steel in household appliances because of its remarkable ability to be recycled indefinitely.

The global household appliance market encompasses:

•	small appliances and small household equipment (coffee-makers, food-preparation appliances, cutlery, kitchen utensils, sinks, etc.), which represent a fragmented market

•	large household appliances, which represent a key market for Arcelor

Through genuine industrial and commercial partnerships forged over several years, Arcelor has kept pace with appliance manufacturers’ relocation to new geographical growth areas by offering more flexible logistics and by establishing new plants.

The household appliance market is characterized by fierce competition between manufacturers, instigated to a large extent by retailers. In response, Arcelor has endeavoured to cut its customers’ overall costs by working with them to create value.

Strategy

Growth and value creation

Despite recent restructuring in Europe and elsewhere, the world steel industry remains fragmented by comparison with the highly globalized sectors that supply its input materials and purchase its output. As a result, Arcelor’s strategy involves developing positions in high-value-added products in order to offer major customers—particularly in the automotive and domestic appliance industries—the same types of steel and the same ability to support their progress and development throughout the world. However, Arcelor also aims to build market share in countries with high economic growth rates. As a result, the strategy involves a balance between winning business in fast-growing emerging markets and supporting existing multinational clients in their global expansion. This sensible growth strategy should also enable Arcelor to act as a regulating and stabilizing force in the global steel market.

A strategy combining growth, product and service quality and innovation

Arcelor’s strategy has three main objectives:

•	to maintain the highest levels of competitiveness in its European production facilities

•	to consolidate its world-leading position in automotive steels in its operations outside Europe

•	to support rising steel consumption in growth countries

This global strategy of developing industrial and geographical positions fits with Arcelor’s permanent objective of increasing competitiveness and standing out in a world market that remains extremely competitive, despite recent consolidation. Arcelor aims to differentiate itself through the quality of its products and services, innovation and environmental protection.

Quality and service

Arcelor sets the standard in quality and innovation through the steel solutions it provides to its largest customers. The Group also aims to lead the market in terms of customer service. This involves meeting customer requirements regarding delivery deadlines, quality and innovation, and supporting them in their efforts to achieve progress and growth.

Standing out through service quality forms a key part of Arcelor’s strategy. This requires:

•	consistent compliance with delivery deadlines, based on an optimal trade-off between downstream production capacity and the deadlines imposed by customers

•	increased involvement in the design of customers’ products and in the operational implementation of steel solutions, in order to help improve the efficiency and productivity of customers’ production lines, as exemplified by Arcelor’s collaboration with carmakers

•	a highly efficient distribution network

In the construction market, these objectives have prompted Arcelor to adopt a new strategic approach, focusing on improving its level of service. Products and services have been adjusted to meet the specific needs of customer groups and target markets. Improved understanding of customer needs in this industry will enable Arcelor to increase customer loyalty through tailored, innovative and high-quality products and services, including technical assistance and supply chain enhancement.

Innovation

Arcelor’s markets are becoming increasingly demanding in technical terms. In response, the Group is offering increasingly innovative solutions, which are enhancing steel’s appeal relative to rival materials and are opening up new applications for Arcelor’s steel products.

*	Downstream phase of the production process: see steel production diagram

As a result, research and innovation play a key strategic role, with three main themes:

•	optimizing lightness, safety, durability and appearance by developing new types of steel and new steel solutions

•	enabling customers to cut out entire phases of their processing operations by offering pre-coated, prepared and assembled products

•	seeking increased versatility and lower costs in production by improving performance and reducing environmental impact

Environmental protection

Steel can be recycled indefinitely and, in certain applications, 90% of steel can be reused. It is an intrinsically environmentally-friendly material. Arcelor’s strategy is to turn these qualities into a major strategic advantage, particularly in the packaging, automotive and construction sectors.

In this area, Arcelor is focusing on:

•	reducing its use of natural resources (water, ore, materials etc.)

•	eliminating discharges of pollutants

•	reducing CO2 emissions from steel production

•	increasing the energy efficiency of its processes and ensuring that products meet future environmental standards

•	making high-tensile steels that enhance vehicle safety while reducing vehicle weight and therefore CO2 emissions in use

•	reusing by-products

Creating value

Arcelor’s overriding objective is to protect the interests of its shareholders. Its development strategy is based on high-value-added products and an investment policy that ensures excellent returns on capital employed. Arcelor is very careful to carry out the right amount of investment. It avoids overinvesting, so as not to threaten the Group’s dividend policy. It also avoids underinvesting, ensuring that production assets are well maintained and at the leading edge of technology, developing new products and investing in growth.

Broad and coherent ambitions

Arcelor’s strategy aims to fulfil the Group’s ambitious but coherent objectives for the benefit of shareholders, staff and customers. It intends to achieve growth and progress by:

•	maintaining world-class production facilities

•	carrying out constant innovation through a dynamic and targeted R&D policy

•	making further improvements to the Group’s social policy, the quality of which is widely acknowledged

•	continuing to set the standard in operational performance and achieving further improvements

•	striving for excellence in its commercial and technical operations

•	having a dynamic and skilled international management team

•	applying a balanced and transparent growth model that respects the interests of all shareholders and stakeholders.

Production facilities

Arcelor has high-performance production facilities, which feature the latest technological innovations and are ideally suited to customer needs. The Group’s versatile, modern facilities enable Arcelor to manage production closely in line with actual market demand. This industrial policy is based on a focus on margins over volumes. Arcelor deliberately reduces supply when necessary due to falls in actual consumption. This rational management of production requires intelligent forecasting of actual market requirements, and helps Arcelor stabilize revenues by limiting the price volatility that has traditionally characterized the steel market.

Within the Arcelor Group, the flat carbon steel production system consists of upstream and downstream segments, each of which involve specific technical and economic factors. The upstream segment includes the production of blast-furnace cast iron, the production of crude steel and hot-rolling. Production at the various sites is pooled, and the main objective is to produce high-quality slab steel and hot-rolled coil at a competitive cost. To achieve this, Arcelor’s upstream production system is being reorganized, with the gradual closure of inland sites and efforts to build up coastal sites in Germany, Belgium, Spain and France. Logistics costs, mainly relating to the transportation of raw materials, means that inland sites are much less competitive.

In Brazil, Arcelor has a highly efficient production system at CST, which is the world’s largest supplier of slab steel and one of the world’s most competitive steel producers. To capitalize on CST’s expertise and gain exposure to market growth as effectively as possible, Arcelor is implementing an aggressive plan to increase CST’s production capacity by 50%. This new capacity is set to come onstream in late 2006.

The upstream segment supplies hot-rolled coil to the downstream segment in line with specified deadlines and at market prices. The downstream segment is made up of systems that turn out finished products: cold-rolling, galvanizing and electro-galvanizing, organic coating and tin-plating lines. Downstream production units are located close to their clients, and are in permanent contact with them to ensure that product and service quality meets their expectations. Arcelor has a number of partnerships with other steel companies, and is increasing its geographical coverage further in order to meet client requirements. It is involved in building new galvanizing lines that will be used mainly to supply the automotive industry in China, Russia and Turkey.

Arcelor is also moving into new markets through acquisitions. The purchase of Dofasco in Canada will give the Group a high-performance production base in North America, working in synergy with units in Europe and Brazil and strengthening Arcelor’s positions in the global automotive steel market.

In long carbon steels, Arcelor’s production system consists mainly of electric-arc furnace, in which steel is made from scrap metal. Some of the long steel produced in Brazil is made from cast iron, whereas in Argentina the Group has an iron ore direct reduction unit that feeds an electric arc furnace. The geographical location of long carbon steel production units is designed to address markets that are generally local in nature. The Group already has a strong presence in Western Europe and Latin America, and is expanding its industrial base in new markets by acquiring majority stakes in local steel companies, in order to gain exposure to these markets’ growth. Alongside its acquisitions, Arcelor has industrial projects that will improve product and service quality for clients, while meeting growing demand. Arcelor moved into Poland in 2005, Costa Rica in early 2006, and will soon enter Morocco in order to serve the broad North African market. In China, Arcelor is finalizing a strategic partnership with local steel producer Laiwu.

In stainless steels, Arcelor is restructuring its flat steel production system with the introduction of a new electric steelworks at Carinox and an adjoining hot-rolling plant in order to streamline production flows. There will be two plants specializing in flat stainless steels in Belgium, supplying the French and Belgian cold-rolling mills. Brazil’s Acesita is South America’s leading producer of stainless steels, and makes stainless steel from cast iron.

Arcelor’s production system is rounded off by numerous processing and finishing units, which have direct links to clients.

Group Consolidated Management Report for the Year Ended December 31, 2005,

together with Arcelor’s Consolidated Financial Statements for 2005

Group consolidated management report

Economic environment

In 2005, global growth remained firm despite a sharp rise in oil prices. World GDP grew by 3.5%, inflation remained under control and long-term interest rates stayed low.

The US economy grew by 3.4%, although there was a slight slowdown in the fourth quarter. GDP rose by around 3% in Canada and Mexico.

In Central and South America (excluding Mexico), the economy grew by 4.8% on the back of export-friendly conditions such as high commodity prices and strong demand from China.

In Asia ex-Japan, economic growth remained very strong. In China, GDP rose by 9.9% while industrial production was up 15.9%. In India, GDP expanded by 7.2% and industrial production by 8.3%. Japan’s economy grew by 2.5%.

As in previous years, Europe (EU15) lagged behind, with GDP growth of only 1.6% and a 0.6% rise in industrial production. Other EU countries saw much stronger performance, with Poland achieving GDP growth of 4.5%.

Turkey’s economy expanded by 5.1% in 2005, and its industrial production rose by 5.5%. The CIS posted growth of 6.5% in GDP and 4.9% in industrial production. In Russia, manufacturing production rose by 6.1%, although some sectors suffered from the stronger rouble.

Performance of steel-using sectors

Globally, all steel-using sectors saw strong growth in 2005, although there were wide variations between geographical zones. Production in the automotive industry rose by more than 11% in India, Brazil and China, 3.3% in the USA and 3.8% in Russia. In Europe, however, production fell by 1.07%.

Production of machinery also rose strongly in emerging countries (+11.2% in India and +29% in China), but also in the USA (+4.8%) and Russia (+4%). Meanwhile, there were declines of 1% in Europe (EU15) and in Brazil.

In metalworking, growth was particularly robust in China (+26%) and Turkey (+47%). Production increased by 3.1% in the USA and by 1.5% in the EU15.

The construction sector benefited from firm momentum in the global economy. Construction activity rose by 4.6% in the USA, 9% in China, 6.1% in India and 7.3% in Russia, but only 0.2% in the EU15, reflecting the gloom in the European economy.

Household appliance production also saw strong growth in 2005: +11.1% in the USA, +11.2% in India, +18.5% in China, +12.9% in Turkey, and +4.2% in Russia, comfortably offsetting the 2.0% decline in Europe.

Worldwide steel production

World crude steel production totalled 1,129.4 million tonnes in 2005, an increase of 5.9% relative to 2004. Regional trends contrasted sharply. Most of this growth came from Chinese steelmakers, which increased production by 24.6% to 349.4 million tonnes. As a result, China accounted for 31% of the world total as opposed to 26.3% in 2004. Despite unchanged production levels in Japan, growth of 16.7% in India means that Asia now produces half of the world’s steel. Meanwhile, steelmakers in Europe and North America cut production volumes by 3.6% and 5.3% respectively.

■	Worldwide crude steel production (*)

in millions of tones	2002	2003	2004	2005 2004/05	Change (%)
World (**)	903.8	969.1	1,066.5	1,129.4	+5.9

Europe	308.5	319.4	338.6	331.5	-2.1
EU 25	180.9	184.0	193.4	186.5	-3.6
EU 15	158.7	160.5	168.3	164.1	-2.5
CIS(***)	101.1	106.2	113.1	112.9	-0.2

North and Central America	122.9	126.2	134.0	127.0	-5.3
USA	91.6	93.7	99.7	93.9	-5.8

South America	40.9	43.0	45.9	45.3	-1.2
Brazil	29.6	31.1	32.9	31.6	-3.9

Asia	394.9	442.4	508.7	583.8	+14.8
China	182.2	222.4	280.5	349.4	+24.6
Japan	107.7	110.5	112.7	112.5	-0.2

Other countries	36.6	38.1	39.3	41.8	+6.4

(*)	IISI estimates, January 2006
(**)	World = 61 countries representing 98% of worldwide crude steel production
(***)	CIS = Russia, Ukraine, Belarus, Moldova, Kazakhstan and Uzbekistan

China increased production by 69 million tonnes relative to 2004, while the rest of the world cut production by 6 million tonnes.

Worldwide steel consumption

Apparent world consumption of finished steel products rose by around 6% to over 1 billion tonnes in 2005. Apparent consumption trends varied very widely between the regions. Outside China, apparent consumption fell by 1.0%, mainly due to a substantial decline in Europe (EU25) and North America. Within China, however, apparent consumption rose by 23%. As a result, China now accounts for almost 32% of world steel demand. While Europe (EU25) and North America sharply increased steel inventories in 2004 due to expectations of price increases, inventories were run down in 2005. Apparent consumption trends were as follows: Europe (EU25) -6%; North America -7%; South America 0.0%; CIS +5%; Asia (excluding China) +5%; Middle East +3%.

These inventory reductions caused a significant fall in spot steel prices in the first half of 2005. Inventories stabilized in the third quarter, allowing prices to level off and even rise slightly in some regions. In China, however, there has recently been substantial price deflation.

Commentary on 2005

In 2005, Arcelor strengthened its international positions and reaped the benefits of its business model, generating excellent results despite an economic background that was less favourable than in 2004.

A number of industrial development projects initiated in previous years reached their operational phase, enabling Arcelor to address new markets.

In flat carbon steels, Arcelor moved into new geographical sections of the automotive market. In China two galvanizing lines came onstream at Baosteel-NSC/Arcelor Automotive Steel Sheet Co. Ltd (BNA). These two lines represent annual production capacity of 800,000 tonnes. BNA was set up in July 2004 by Baosteel, China’s leading steel producer, alongside Nippon Steel Corporation and Arcelor. As well as the two galvanizing lines, the facility also has cold-rolling installations. In Russia, Severgal’s new galvanizing line started production. This new line has annual capacity of 400,000 tonnes, and produces hot-dip galvanized steels, mainly for the Russian automotive industry. Severgal is a Russian company that is 25%-owned by Arcelor and 75%-owned by Severstal, one of Russia’s leading steel producers.

In long carbon steels, Arcelor completed the acquisition of Polish steel producer Huta Warszawa from the Lucchini group. This Warsaw-based company has an electric steelworks with annual production capacity of 600,000 tonnes, along with rolling mills that turn out 300,000 tonnes of long special steel and alloy products per year. Arcelor will strengthen Huta Warszawa’s existing production facilities to meet heavy demand from the Polish construction industry. In the steelcord market, Arcelor acquired 50% of Severstal Metiz’s steelcord production business as part of a joint venture between the two companies. The new company, named TrefilArbed Russia, has two production units in Russia. This deal strengthens Arcelor’s position as the world’s second-largest producer of steelcord. In South America, Arcelor Brasil signed an agreement to acquire a 50% stake in two Costa Rican companies (Laminadora Costarricense SA and Trefileria Colima) from Grupo Pujol Marti. Laminadora Costarricense SA produces merchant bar and concrete reinforcing bar and has annual production capacity of 400,000 tonnes. Trefileria Colima produces wire products, and has capacity of 60,000 tonnes per year. This represents Arcelor’s first investment in Costa Rica, and gives it a strategic position in the Central American long carbon steel market.

In stainless steels, production started at the new steelworks at the Ugine & Alz Carinox site in Charleroi, Belgium. The new Carinox plant represents an investment of €241m, and has the capacity to produce 1 million tonnes of stainless steel per year. It will replace two smaller, non-integrated steelworks. In the Czech Republic, Arcelor subsidiary Matthey SRO—specializing in stainless steel exhaust tubes—inaugurated its new production plant. €15m has been invested in this plant.

In distribution and transformation, Arcelor inaugurated the second phase of Stal Serwis Polska’s facility in Bytom, Poland. The three new pressing lines and the new slitting machine will allow production to be increased. This project is strengthening Arcelor’s position in high-value-added products and services in Eastern Europe.

2005 also saw Arcelor bolster its activities in Brazil and Argentina, with the creation of Arcelor Brasil, which combines CST, Vega do Sul, Belgo and its subsidiary Acindar. Arcelor Brasil is Latin America’s largest steel company.

Arcelor’s financial results were excellent, with EBITDA up 26% at €5.6bn and net profit of €3.8bn. This performance resulted from Arcelor’s policy of limiting production, which supported selling prices, and from its active cost-cutting and reorganization efforts. The synergy target of €700m, set when Arcelor was created in 2002, was achieved one year ahead of schedule. Since 2002, efficiency gains have totalled €1.9bn. The financial position is strong, with gearing now 7% following a €1.4bn reduction in net debt during 2005. Return on capital employed was 26.5%. Earnings per share rose by 49% to €6.26.

Revenues and earnings

■	Group key figures

In millions of euros	2004*		2005***
Revenues	30,176		32,611
EBITDA	4,461		5,641
EBIT	3,314		4,376
Net profit	2,290		3,846
Earnings per share (in euros)	4.21	**	6.26	****

*	CST consolidated as of 1 October 2004 and Acindar as of 1 May 2004, comparative figures restated for the introduction and revision of IFRS
**	Including 106,629,054 new shares issued on 27 July 2004, excluding own shares
***	Acesita consolidated as of 1 October 2005
****	Excluding own shares

Consolidated Group revenues were €32,611m in 2005, up from €30,176m in 2004, an increase of 8.1% or 3.9% at comparable scope. Spot steel prices fell sharply in the third quarter. In response, shipments fell by 3.4% overall and 12.9% in Europe, and production was reduced (by 11.4% in Europe).

Group consolidated EBITDA was €5,641m, up from €4,461m in 2004, and included €106m of non-recurrent items. These excellent results were driven by efficiency gains at CST in Brazil and Acindar in Argentina, along with higher average selling prices (except in stainless steels). They came in spite of a sharp increase in raw materials costs.

Group consolidated EBIT rose from €3,314m to €4,376m, including €198m of non-recurrent items. After net financial charges of €254m, a €317m contribution from companies accounted for by the equity method, a tax charge of €161m and €432m of minority interests, consolidated net profit was €3,846m, up from €2,290m in 2004.

The tax charge was €161m, giving an effective tax rate of 3.9%. The current tax charge of €396m (€360m in 2004) was reduced by deferred tax income of €235m. This deferred tax income resulted from the usage, in accordance with IFRS, of annually-assessed tax losses, on the basis of the positive outlook included in the Group’s business plan.

Net debt

■	Net debt and gearing

In millions of euros	2004	2005
Shareholders’ equity*	12,227	17,633
Net debt	2,642	1,257
Net debt / shareholders’ equity*	22%	7%

(*)	Including minority interests and restated for residual goodwill

The Group reduced its net debt by €1,385m in 2005, from €2,642m at 31 December 2004 to €1,257m at 31 December 2005.

Strong cash generation enabled Arcelor to cover its working capital requirement through stringent inventory management, despite high raw materials costs. Capital expenditure rose to €2bn, due to expansion in Brazil, where CST’s production was increased by 2.5 million tonnes, while capex was maintained at an optimal level in Europe (€1.1bn).

Gearing (net debt as a proportion of shareholders’ equity including minority interests) was 7% at 31 December 2005 against 22% a year earlier. This is significantly lower than the cycle-average target of 35-50%.

Return on capital employed

■	Return on capital employed (ROCE) before tax

In millions of euros	2004	2005
EBIT	3,194	4,376
Net additions to financial provisions	—	-128
Share of results in companies accounted for using the equity method (after tax)	413	317
Tax adjustment on share of results in companies accounted for using the equity method	130	171
Dividends received	31	51
Tax adjustment on investments		28
Total I	3,768	4,815
Capital employed
Fixed assets	13,879	16,849
Working capital requirement	4,003	4,827
Provisions(*)	-3,708	-3,500
Total II	14,174	18,176

Return on capital employed (I/II) (ROCE)	26.6%	26.5%

(*)	provisions excluding deferred tax

Capital expenditure

Arcelor’s capital expenditure was €2,040m in 2005, an increase of more than 50% with respect to 2004.

■	Capital expenditure

In millions of euros	2004	2005	% of total
Flat Carbon Steels	723	1391	68.2%
Long Carbon Steels	376	334	16.4%
Stainless Steels and Alloys	145	180	8.8%
A3S	77	86	4.2%
Other businesses	32	49	2.4%
Total	1353	2040	100%

In Flat Carbon Steels, capital expenditure totalled €1.391bn. Arcelor invested €711m in Brazil in 2005, including €480m at CST and €231m in the new SOL coking plant. CST continued building a third blast furnace and extending its steel plant, which will enable it to increase production from 5 million tonnes of slab steel to 7.5 million in 2006. The new SOL facility, which is scheduled for launch in July 2006, will cost a total of $600m and will have the capacity to produce 1.55 million tonnes of steel coke per year. SOL Coqueria Tubarão is owned by CST (62%) Belgo Mineira (37%) and Sun Coal & Coke Company (1%).

At Stahlwerke Bremen (Germany), investments focused on a blast furnace coal injection project (€1.2m), the modernization of electrical installations at the cold-rolling mill (€3.9m) and financing for the FIT cost-reduction project (€20m).

In Spain, Aceralia CS’ capital expenditure totalled €104.8m, and consisted mainly of increasing the capacity of the production plant to 4.2 million tonnes per year, upgrading the blast furnaces and renovating the rail link between Avilés and Gijón.

Capital expenditure in France was almost €300m. This included €200m for Arcelor Atlantique et Lorraine, mainly for the renovation of lines at the Montataire and Mardyck sites, repairs to the HF3 blast furnace and the cooling water processing facility at Dunkirk. At Sollac Méditerranée, capex focused principally on increasing coking plant capacity, altering the casting floor, renovating the automated cast iron preparation system and enhancing dust removal capacity in the chimneys.

In Long Carbon Steels, capital expenditure was €334m, including €185m in Europe.

In Luxembourg, €80m was spent, partly on completing the new Medium Section Mill in Belval, which started production in late September 2005. This new mill represents a total investment of more than €170m. It has annual capacity of 800,000 tonnes and will produce light and medium beams, U-sections and angles. The sub-group ARES invested more than €27m, mainly in its Schifflange steelworks and in modernizing the Rodange rolling mill.

In Spain, the project to move the Zaragoza plant outside the city led to capital expenditure of almost €30m. Investment was also carried out at the Olaberria, Madrid and Bergara plants.

In Brazil, capex amounted to €150m. Belgo’s Juiz de la Fora plant invested almost €33m, including €26.5m in its cast iron activity. The Monlevade plant invested more than €20m, and the Brazilian wiredrawing plants €37m. €19m was spent on maintaining eucalyptus forests.

In Argentina, Arcelor’s capital expenditure was almost €24m.

Capex in Stainless Steels and Alloys was €180m. The main investment concerned the Carinox project, with €89m spent on the final phase. The Carinox plant started production on 28 September 2005, and should be producing 1 million tonnes per year by 2007. The plant was built in 26 months, and represents a total investment of €241m.

In Brazil, Acesita invested €17m in the fourth quarter, when it was consolidated into the Arcelor Group. This mainly corresponded to an increase in the area of forest and the purchase of an automated surface inspection system.

In France, Ugine & Alz France spent €22.5m, including investments in a tension levelling line and the purchase of an automatic banding machine. Ugitech’s capital expenditure came to €7.9m.

In Italy, Ugine & Alz Italia carried out €10.3m of investment, mainly in its cutting and slitting facilities.

A3S’ capital expenditure totalled €86m in 2005. In Luxembourg, construction began on a new European logistics centre comprising 17 storage halls for long products. This involved expenditure of €3.6m, out of a total of €28m. The platform is due to come into service in early 2007.

In France, almost €6m was invested at Cisatol, with the purchase of a press at Woippy for almost €4m, while Etilam spent €4.5m on transferring its zinc and copper lines from Thionville to Saint-Dizier.

Arcelor Construction France invested almost €10m as part of the Gamma industrial and commercial reorganization plan. The investment included the installation of a new paint head on the coating line and efforts to increase the productivity of profiling lines.

In the USA, Skyline spent €8.3m on building a new plant for producing large foundation tubes.

Capex in Arcelor’s other activities totalled €49m, including €11.1m at Industeel France and €5.9m of IT equipment purchases at Arcelor Technologies France. Industeel Belgium invested €3.5m in upgrading and improving its machinery. Circuit Foil in Luxembourg invested €3.4m in various projects. The remainder consisted of non-significant investments.

Investments in improving quality, developing and adapting equipment, and enhancing staff safety and environmental protection were also made across the Group.

■	Capital expenditure by geographic zone

In millions of euros	2005
Belgium	216
France	342
Spain	198
Brazil	880
Luxembourg	120
Germany	87
Other	197
TOTAL	2,040

Acquisitions of intangible fixed assets

Expenditure on intangible assets in 2005 totalled €30.3m, consisting mainly of purchases of licences, patents and similar rights.

Revenues by geographic zone

■	Breakdown of revenues by geographic zone

In millions of euros	2004	%	2005	%
Germany	5,024	16.65	5,125	15.72
Belgium	1,267	4.20	1,216	3.73
Spain	4,567	15.13	4,596	14.09
France	5,178	17.16	4,923	15.10
Italy	2,719	9.01	2,690	8.25
UK	1,236	4.10	1,246	3.82
Other EU15 countries	2,630	8.72	2,452	7.52
Other EU25 countries	756	2.51	980	3.01
EU25	23,377	77.47	23,228	71.23
Other European countries	882	2.92	1,040	3.19
Canada	377	1.25	523	1.60
Mexico	160	0.53	319	0.98
USA	1,771	5.87	2,113	6.48
Total North America	2,308	7.65	2,955	9.06
Argentina	336	1.11	614	1.88
Brazil	1,472	4.88	2,181	6.69
Other	338	1.12	735	2.25
Total South America	2,146	7.11	3,530	10.82
China	239	0.79	361	1.11
Other	1,224	4.06	1,497	4.59
Total other countries	1,463	4.85	1,858	5.70

GROUP TOTAL	30,176	100.00	32,611	100.00

Revenues in European Union (EU25) countries fell slightly.

EU15 countries accounted for 68.2% of total revenues, down from 75% in 2004. Revenues in Poland increased substantially due to the acquisition of the Huta Warszawa steel production site.

Similarly, the consolidation of Acindar (Argentina) and CST (Brazil) increased the share of revenues coming from South America from 7.1% to 10.8%, and also helped boost revenues in the USA, South Korea and Canada.

Workforce

The Group had 96,256 employees (full-time-equivalent) at 31/12/2005 as opposed to 94,601 at the end of December 2004.

■	Breakdown of consolidated workforce by sector

Headcount (full-time-equivalent)	2004	2005	Change
Flat Carbon Steels	48,332	45,883	-2,449
Long Carbon Steels	20,306	20,313	+7
Stainless Steels and Alloys	11,758	13,679	+1,921
Arcelor Steel Solutions and Services	11,245	11,055	-190
Other businesses	2,960	5,326	+2,366
TOTAL	94,601	96,256	+1,655

Companies leaving the scope of consolidation, either through disposals or deconsolidation in the case of non-significant companies, led to 1,117 departures from the group. Of these, 725 were due to the disposal of three Spanish rebar and mesh companies (Corrugados Azpeitia, Corrugados Getafe and Corrugados Lasao). Companies entering the scope of consolidation added 6,051 staff. Of these, 4,574 were due to the integration of Acesita in Brazil (Stainless Steels and Alloys) and 690 to the acquisition of Huta Warszawa in Poland (Long Carbon Steels).

At comparable scope, the Group’s reduced its workforce by 3,241, or by 3.4%, similar to reductions seen in previous years.

■	Breakdown of consolidated workforce by geographic zone

Headcount (full-time-equivalent)	2004	%	2005	%
France	28,456	30	26,645	27
Belgium	15,591	16	15,405	16
Spain	14,897	16	13,225	14
Germany	9,630	10	9,197	9
Luxembourg	5,959	6	5,911	6
Other EU25	3,450	4	4,181	4
Other European countries	251	1	254	2
Total Europe	78,234	83	74,818	78
North America	1,404	1	1,109	1
Brazil	11,937	13	17,015	18
Argentina	2,971	3	3,229	3
Total South America	14,908	16	20,245	21
Southeast Asia	55	0	84	0
TOTAL WORLD	94,601	100	96,256	100

Arcelor’s South American workforce now accounts for more than 20% of Group headcount.

Business sector review

Flat Carbon Steels

Revenues and earnings

In millions of euros	2004	2005
Revenues	16,139	18,060
EBITDA	2,368	3,634
EBIT	1,735	2,773
Crude steel production (in millions of tonnes)	31.9	32.9
Shipments (in millions of tonnes)	28.5	28.1

Revenues in the Flat Carbon Steels sector totalled €18,060m in 2005, up from €16,139m in 2004, representing a 3.3% increase at comparable scope. The rise was due to a 12.7% increase in prices, which more than offset a 9.4% decline in volumes. The largest drop in volumes took place in the general industrial market, where they fell by 1.3 million tonnes.

Shipments were cut intentionally, as Arcelor sought to adjust its supply to negative apparent consumption in the second and third quarters. Nevertheless, and despite a sharp rise in commodity prices, EBITDA came in at €3,634m as opposed to €2,368m in 2004. These excellent results are due to higher average selling prices along with continuous efficiency gains through cost reductions, restructuring and very tight inventory control.

EBIT was €2,773m in 2005, up from €1,735m in 2004.

Crude steel production was 32.9 million tonnes in 2005 (including 4.9 million tonnes at CST) as opposed to 31.9 million in 2004 (1.2 million at CST, consolidated from 1 October 2004). Flat Carbon Steel shipments totalled 28.1 million tonnes in 2005, including 4.4 million tonnes at CST. This compares with 28.5 million in 2004, with 1.7 million over three months at CST. Shipments fell by 11.4% in Europe—with the main decline coming in spot general industrial products—but remained stable in Brazil.

Business activity

In 2005, the European automotive market contracted slightly, by 0.7% in value terms. Sales of new cars stagnated in Western Europe, and fell in Central and Eastern Europe. However, automotive markets in Turkey and Brazil, where Arcelor is building its positions, performed well. Arcelor increased automotive steel shipments to Central and Eastern Europe, despite the weak market. It also raised shipments to Turkey and Brazil, where it benefited from the capacity of the Borcelik plant in Turkey and Vega do Sul in Brazil.

As well as consolidating its positions in Europe in 2005, Arcelor increased sales elsewhere. It shipped 10 million tonnes of flat steel to the automotive industry, giving it a worldwide market share of 15%.

In China and Russia, Arcelor commissioned two new production plants focusing mainly on supplying the automotive industry. In China, BNA—a joint venture with Japan’s Nippon Steel and China’s Bao Steel—became operational in the second half. The venture consists of a cold-rolling plant and two galvanizing lines. In Russia, Arcelor’s partnership with Severstal led to the creation of Severgal, whose galvanizing line came onstream in December 2005. A technical automotive steel unit in South Africa and a laser-welding unit in India are due to start operating in 2006.

On the commercial side, Arcelor continued to develop its automotive product range by introducing new high-tensile and very-high-tensile steels. It also started developments in enhanced low-density and ultra-high-tensile face sheets. Arcelor enhanced its range of industrial solutions with the Arcelor Body Concept (ABC) project. This allows carmakers to find new ways of increasing vehicle safety and reducing weight by making optimal use of steel.

In household appliances, the market was stable overall in 2005, although there were some variations between geographical zones and between different periods of the year. Weak consumer spending in Western Europe was offset by a sharp increase in Eastern Europe. Arcelor supported appliance manufacturers moving into new growth regions by offering a high level of logistical flexibility and by opening new facilities. 2005 also brought sharply higher shipments of steel products complying with the new WEEE environmental regulations.

In response to the tough competitive environment created by retailers in this market, Arcelor strengthened commercial relationships through a value-creation programme intended to cut overall costs for customers.

Trends in the construction market varied widely between its various sub-sectors and geographical zones. Arcelor maintained its strong position in the non-residential segment, and increased shipments to the residential construction industry in Europe, particularly in applications such as roof tiles, light steel structures, garage doors and HVAC (heating, ventilation and air conditioning). Financial performance was boosted by an enhanced product mix and higher prices.

In 2005, Arcelor adopted a new strategic approach to the construction market, focusing on innovation and improved service. Products and services were redefined according to the specific needs of various target customer groups and markets. Improved understanding of customer needs is allowing Arcelor to offer customized products and services. Along with innovation, high quality and individual technical assistance and supply chain solutions, this will help to increase customer loyalty.

At the same time, Arcelor continued to develop products in response to new environmental constraints.

Arcelor Packaging International is the world leader in packaging steel. In 2005, it increased the proportion of its sales coming from outside Europe to 20%. Within Europe, where API has a 34% market share, it stabilized business levels by negotiating annual contracts. Price increases in 2005 had a positive impact on sales, but failed to offset higher commodity and transportation prices. Packaging steel production totalled 1.7 million tonnes in 2005.

The Creasteel product range, designed for easier and more flexible production of drawn cans, was successfully launched. Creasteel is intended for use in new segments of food production, competing with plastic and thin aluminium packaging. API is also working with Toyo Seikan to develop plastic-coated steels for the beverages market.

The process of producing steel for beverage cans is now in its final streamlining phase.

In Brazil, the flat carbon steel production unit increased revenues despite lower shipment volumes. This was due to an improved product mix, with higher sales of hot-rolled coil. Exports still account for almost two thirds of the Brazilian unit’s shipments. In particular, slab steel produced by CST was exported mainly to North America and Asia.

Within Brazil, sales of hot- and cold-rolled coil and coated products rose by 20% with respect to 2004. The rapid penetration of these products in the Brazilian market follows major efficiency gains at CST and Vega do Sul since the commissioning of cold-rolling lines in 2003 and galvanization lines in 2004.

Industrial activity

The plan to increase CST’s capacity progressed according to plan, with the construction of a third blast furnace and the installation of a third converter and a third continuous caster. This should boost production to 7.5 million tonnes of slab per year. CST also worked with Belgo Mineira and Sun Coke to bring onstream a new coke production plant to meet the coke and energy needs of its development programme.

Long Carbon Steels

Revenues and earnings

In millions of euros	2004	2005
Revenues	6,221	6,618
EBITDA	1,289	1,371
EBIT	1,080	1,111
Crude steel production (in millions of tonnes)	12.6	11.2
Shipments (in millions of tonnes)	13.4	12.3

Revenues in Long Carbon Steels rose from €6,221m in 2004 to €6,618m in 2005, representing a rise of 6.4% or 12% at comparable scope. Growth was driven by the automatic “scrap surcharge” mechanism and by the strong rally in the Brazilian real. At comparable scope, the rise in revenues was due to price growth of 10.7%, with overall volumes remaining fairly stable (up 1.4%).

EBITDA was €1,371m, up from €1,289m in 2004, although this represented a slight 1% fall at comparable scope. In Europe, increased margins on factor costs and efficiency gains were achieved. However, these were more than offset by falling volumes, resulting in lower EBITDA. In the Americas, EBITDA rose strongly, despite an unfavourable geographical sales mix. EBITDA margin for the sector was stable relative to 2004 at 20.7%, a historically high level.

EBIT totalled €1,111m, versus €1,080m in 2004. EBIT margin equalled 16.8%, down from 17.4%. EBIT included €113m of non-recurrent items, including €96m from the sale of Corrugados in Spain.

Crude steel production was 11.4 million tonnes in 2005 compared with 12.6 million tonnes in 2004. This represented a 9.9% decline, caused by changes in the scope of consolidation. Shipments fell from 13.4 million tonnes in 2004 to 12.3 million in 2005, a fall of 7.7%. Shipments by European business units made up 62% of the total, while South American plants accounted for 37%.

Long Carbon Steels—Europe

Beams

Shipments of beams fell by 11% relative to 2004. The main reason for this was Arcelor’s strict adherence to its policy of focusing on prices rather than volumes. Apparent demand in France, Germany and Benelux fell substantially in 2005. Customers ran down inventories in the early part of 2005. Together with the weak economic environment, this adversely affected first-half performance. Once the inventory reduction phase had come to an end, apparent demand rose in the second half, although actual consumption remained flat.

Arcelor continued to increase penetration in Central and Eastern Europe, and worked hard to harmonize selling prices with those seen in EU15 countries.

Shipments to export markets fell due to stiff competition, which led to very low prices for a time. However, Arcelor maintained contact with customers, particularly through its project activities.

Sales in North America improved considerably in the fourth quarter, and full-year sales ended up matching their 2004 level.

As regards selling prices, there was a controlled reduction in Western Europe, which accelerated from April onwards due to the slide in scrap metal costs. The trend turned in the third quarter, due to a rise in scrap prices and the end of the inventory reduction phase.

In export markets, Arcelor selected the most profitable contracts in order to maximize earnings. The dollar’s decline against the euro made export markets more attractive.

Concrete reinforcing bar

In the first quarter, Northern European rebar sales were minimal, due to production stoppages scheduled to allow the upgrade of facilities. Sales and marketing teams maintained close contact with customers throughout the stoppages and during the resumption of production at the upgraded facilities.

The stoppages coincided with a substantial fall in rebar consumption in France, Germany and Benelux, after inventories had reached a very high level at end-2004. Unusually weak demand and lower scrap metal prices caused prices to fall steadily, bottoming out in June 2005. Prices increased in the third quarter due to higher scrap costs, but the decline resumed in the fourth quarter due to weak demand. A recovery took shape towards the end of the year.

Wire rod

Selling prices were stable in early 2005, although user inventories increased due to a slowdown in activity. This resulted in excess inventories at the end of the first quarter. Commodity-grade wire rod prices started to fall in the first quarter, followed by specialty wire rod prices in the second. Prices fell until the end of the year as a result of ongoing weak demand. The main reasons for lower activity in Europe were reduced consumption caused by lower automotive business levels, higher imports due to increased capacity in China and Latin America and fears relating to possible anti-dumping measures in the USA.

Merchant steels

Market activity was low between January and July, particularly in Europe. This led to a substantial decline in selling prices. The cycle bottomed out in June, and a recovery began in the second half of July. Following a rise in scrap metal prices in the third quarter, the market regained confidence, resulting in inventory-building. Markets ended the year on a positive note, allowing an increase in prices in the fourth quarter.

Sheet piles

The slowdown in public infrastructure spending in Europe—mainly in the UK and Germany—caused sales to fall in early 2005. Business levels started to recover in the second quarter, and this continued for the rest of the year.

North American sales were strong throughout 2005 in both volume and price terms, despite tough competition.

In major export markets, promotional efforts made as part of Arcelor’s expansion strategy paid off. Volumes rose constantly, with Latin America and Southeast Asia making a particularly strong contribution. The expansion strategy also involved building inventories in Europe and Latin America in order to move into the sheet pile rental market. This decision had a rapid positive impact in 2005.

In general, 2005 ended strongly, with steadily rising shipment volumes and firm earnings.

Rails for public transport

After falling in 2004, both in Spain—the main market for these products—and export markets, sales increased substantially in 2005, exceeding expectations in terms of both volumes and prices. The local Spanish market benefited from the government’s decision to invest in high-speed rail links between Spain’s major cities. The export market was also boosted by new projects, mainly in Turkey and Brazil.

Special sections and rails for gantry cranes

Sales volumes in this segment reached record highs due to Arcelor’s comprehensive range and cutting-edge products. Despite robust competition, Arcelor’s results were in line with its target.

Long Carbon Steels—South America

In Brazil, Arcelor saw a sharp fall-off in local demand, although this was offset by higher exports, particularly to South American and Central American countries and to the Caribbean, where commodity markets expanded rapidly. Shipments of specialty products rose by 10% relative to 2004, reaching a new record. Belgo continued developing its distribution network for combined long and flat product sales, and now has 26 distribution centres in Brazil. The commercial strategy is fully compliant with Belgo’s social responsibility and sustainable development policy.

In Argentina, Acindar’s net local-currency sales rose by 20% in 2005. Domestic shipments rose by 6.7%, and stripping out semi-finished products the increase was 14.6%. Export shipments fell slightly, by 0.5%, although export sales rose by 1%.

Drawn-wire products (TrefilArbed)

The TrefilArbed group has two business lines, i.e. steelcord and mild steel drawn-wire products.

In the steelcord business, the market for tyrecord (used to reinforce the carcasses of radial tyres) was particularly strong in the first quarter. Activity slowed gradually in the second quarter, and pressure on selling prices increased, due in particular to excess capacity in China. In hose wire (used to reinforce pneumatic hoses), shipments in the North American market rose by around 10% relative to 2004. In Europe, selling prices came under pressure from imports, mainly from Eastern Europe. In sawwire (used mainly in the photovoltaic industry), TrefilArbed won market share on the back of increased productivity and strong market growth.

In mild steel drawn-wire products, the situation was affected by reduced vine wire purchases due to the recession in European winegrowing, along with the increased proportion of closure products coming from China and relatively high price volatility in concrete reinforcing wires. As a result, shipments in the mild steel segment fell by 21% relative to 2004. This was also partly due to the policy of focusing on prices instead of volume, which offset most of impact of lower volumes at the EBITDA level. TrefilArbed’s commercial strategy is based on developing high-value-added features such as CRAPAL galvanization. In fibre products, the aim is to become a provider of solutions rather than a seller of commodity products.

Industrial activity

On the industrial side, the main events were the business portfolio review, the implementation of growth projects and initiatives to consolidate Arcelor’s leadership in terms of value added.

In Europe, the Long Carbon Steels sector sold Spanish companies Corrugados Azpeitia, Getafe and Lasao—which produce steel used in reinforced concrete for construction applications—to the Gallardo group. On the other hand, Arcelor acquired the electric steelworks, land, infrastructure and special steels business of Huta Warszawa in Warsaw from the Lucchini group, as well as related scrap metal collection companies. Arcelor extended its leadership in beam production by building up production at the new medium section mill at Belval, Luxembourg, while closing the universal mill in Longwy (France). The Lux 2006 plan, aimed at giving fresh impetus to the Luxembourg Long Carbon Steel sites, is progressing according to schedule.

In South America, Acindar sold its tubes business to the Techint group. Arcelor also adopted a wide-ranging programme to restructure and develop Acindar. This includes adjusting rolling mill production and increasing capacity in the DRI (direct reduced iron) / steel / rolling mill chain. This project will enable Acindar to keep pace with growth in Latin America, consolidate its market share in Argentina and maintain a reasonable proportion of shipments going to export markets.

TrefilArbed also adjusted its business portfolio, closing its plant in Cheb, Czech Republic and setting up TrefilArbed Russia, 50/50-owned with Severstal. TrefilArbed Russia operates two plants in Russia, in Orël and Volgograd. Cost control plans are on-schedule in both the steelcord and mild steel segments.

Stainless Steels and Alloys

Revenues and earnings

In millions of euros	2004	2005
Revenues	4,577	4,028
EBITDA	268	173
EBIT	127	93
Crude steel production (in millions of tonnes)	2.45	1.7
Shipments (in millions of tonnes)	2.1	1.6

2005 was a tough year in the stainless steel market, with a significant fall-off in demand and extremely high input prices. However, Arcelor’s Stainless Steels sector continued the recovery it started in 2002, based on its strategic focus on flat stainless steel products in Europe and Brazil.

The Stainless Steels sector generated revenues of €4,028m in 2005, down 12% on 2004 (€4,577m), although a fall of only 0.4% at comparable scope. This limited decline was mainly due to a sharp increase in alloy surcharges in the first three quarters, which offset substantial falls in basic prices and lower volumes. In Europe, the alloy surcharge rose by around 15% in 2005.

EBITDA totalled €173m in 2005, down from €268m in 2004, representing a fall of 18.7% at comparable scope. The figure was squeezed by falling prices and lower volumes.

EBIT came in at €93m in 2005 versus €127m in 2004.

Stainless steel production totalled 1,741 million tonnes in 2005 compared with 2,453 million in 2003. This represents a 29% decrease (12.3% at comparable scope), resulting from voluntary production stoppages. Shipments fell by 25% (9% at comparable scope) to 1.6 million tonnes.

Business activity

The operating environment remained firm in the first half of 2005, although it was less buoyant than in 2004. However, there was a major deterioration in the second half, when customers ran down inventories significantly.

The main market driver in 2005 was the trend in commodity prices, which were underpinned by the prospect of growing consumption in China and remained very high in the first half. In the second half of the year, prices fell due to lower demand from stainless steel producers and good availability of metal in the market.

•	Nickel, having averaged around $14,000 per tonne in 2004, rose sharply to around $16,000 on average in the first half of 2005. Prices then fell back in the second half, averaging $14,000 per tonne, before rising again at the end of the year. The average nickel price in 2005 was around $14,700 per tonne, 6% higher than in 2004 and the highest annual average ever seen.

•	Chromium prices rose sharply in early 2005, before a fall-off in demand caused them to decline in the second half. The average price of chromium in 2005 was $0.74 per pound (source: Metal Bulletin), 7% higher than in 2004.

•	Molybdenum was exceptionally expensive in 2005. The average price was around $36 per pound (source: Metal Bulletin), almost twice the figure seen in 2004 and a new annual record.

Apparent world consumption of flat stainless steel products fell marginally in 2005, after a rise of around 7% in 2004. Trends in demand varied between the regions. Apparent demand for flat products fell by around 5% in Europe and the USA, but rose by 12% in China. Inventory reductions by customers and reduced opportunities to export to Asia following the build-up of Chinese production caused supply to outweigh demand in the market. To adapt to weak demand and to allow inventories to fall without putting additional pressure on prices, stainless steel producers decided to cut production in the second half of 2005.

In Europe, the decline in demand seen in early 2005 became worse during the year, and this remained a serious drag on basic prices, which averaged 20% less than in 2004. However, they have recovered in early 2006 due to the end of inventory reductions and the stronger economic environment.

In Brazil, apparent consumption fell by 5% in 2005. Prices and volumes were under pressure due to the decline in international markets, the adverse macroeconomic environment (ongoing high interest rates and the rally in the Brazilian real against the US dollar), high inventories and growing imports. Activity in the Brazilian market has improved slightly in early 2006, although basic prices remain in check.

Although Asian markets generally remained strong early in the year, they deteriorated rapidly over the course of 2005. In China, prices continued to fall due to production capacity growing faster than demand. In early 2006, however, Asian markets are showing signs of recovery. In China, the price of cold-rolled products is expected to rise.

In the USA, demand slowed relative to 2004, but remained firm overall. Prices came under strain, due to rising imports among other factors. However, they remained higher than in Europe and Asia.

In long products, demand remained robust for bars in the first half, but declined across the product range in the second. Nevertheless, there was slightly less pricing pressure than in flat products. As a result, profitability has so far remained firmer in long products. In late 2005 and early 2006, long products benefited from a slight improvement in demand, due to the end of a major inventory reduction phase.

Industrial activity

One of the second half’s highlights was the start of production at the new Ugine & Alz Carinox steelworks. This took place on schedule on 28 September 2005, marking the start of the plant’s qualification and production build-up phase. The new installation has the capacity to produce 1 million tonnes of stainless steel per year. It gives Ugine & Alz an integrated site which, together with the Genk site, will handle the upstream part of the business.

Arcelor further developed its presence in growth markets by taking control of Acesita in the fourth quarter. It did this by acquiring the voting shares of pension funds that were members of the controlling block. Acesita is one of the world’s most productive and profitable stainless steel producers, and its domestic market is generating sustained growth. This deal reflects Arcelor’s long-standing commitment to Brazil, and gives it a high-quality and low-cost steel production platform in this market.

Arcelor Steel Solutions and Services (A3S)

Revenues and earnings

In millions of euros	2004	2005
Revenues	8,267	8,656
EBITDA	516	328
EBIT	398	254
Shipments (in millions of tonnes)	14.98	13.7

Arcelor Steel Solutions and Services (A3S) generated revenues of €8,656m in 2005, up 4.7% relative to the 2004 figure of €8,267m. At comparable scope, revenues rose by 3.4%. Volumes fell by 7%, while average selling prices rose by 13%. A3S’ shipments totalled 13.7 million tonnes, down from 15 million in 2004. Approximately 19% of total shipment volumes consisted of products sourced from outside the Group.

Overall, and at comparable scope, lower volumes dragged down revenues by €673m in 2005. However, higher prices boosted revenues by €1.074bn.

EBITDA was €328m in 2005, down from €516m in 2004. This equated to EBITDA margin of 3.8% versus 6.2% in 2004. This decline was due to rising procurement costs at the start of the year and a fall in shipments starting at the end of the second quarter and lasting until the fourth. It should be noted that 2004 earnings were boosted by substantial write-ups on inventories following sharp rises in steel prices. Efficiency gains accounted for more than 10% of EBITDA.

EBIT totalled €254m in 2005, as opposed to €398m in 2004.

A firm grip on investment and a sharp fall in the working capital requirement—with inventories brought into line with market demand in the second half—led to free cash flow of more than €500m.

Business activity

After two years of efforts to integrate businesses, refocus on core activities and bolster commercial positions, particularly in Eastern Europe, A3S is now in a position to support the Group’s upstream development and create growth opportunities.

All of A3S’s operating units—Arcelor Distribution, Arcelor Steel Service Center, Arcelor Construction, Arcelor International and Arcelor Projects—applied this strategy to their own businesses in 2005.

•	Arcelor SSC enhanced its support for customers expanding abroad with investments in Poland and Slovakia.

•	Arcelor Distribution increased market share in Germany with the acquisition of H&K, following the purchase of Ravené Schäfer in 2004. This makes it a major player in the German market, from which it was almost absent a few years ago.

•	Arcelor Construction entered the Chinese market after sealing a partnership agreement with Shougang, one of China’s leading steelmakers.

•	Arcelor Projects enhanced its product mix with the acquisition of Dutch company De Boer, a leading player in foundation tubes.

•	Arcelor International opened new sales offices, notably in Ukraine.

These industrial and commercial developments illustrate A3S’ progress in 2005. A3S’ current strategy is to offer differentiated products and services in the most technical mature markets, i.e. downstream transformation and value-added services in Western Europe. It is growing volumes through geographical expansion, both organically and through acquisitions.

This transformation was accompanied by a symbolic name change, with the former Distribution—Transformation—Trading sector becoming Arcelor Steel Solutions and Services (A3S).

Arcelor Distribution

Arcelor Distribution had a mixed 2005. Earnings were satisfactory given weak actual consumption, but significantly lower than in 2004.

At constant scope, Arcelor Distribution’s revenues were down 9%. Volumes fell by 16%, although average selling prices rose by 8%.

The contribution of acquisitions partly offset the decline in sales volumes in traditional markets. Despite the fall in sales, Arcelor Distribution maintained its market share throughout Europe, and increased it substantially in Germany due to progress at Ravené Schäfer. Expansion in Germany continued with the acquisition of Heller & Köster in the second half of 2005.

Arcelor Distribution continued its strategy of expanding in downstream markets, with the aim of differentiating its products and services.

For example, it expanded its range of turnkey steel solutions by commencing sales of airport parking lot kits.

Arcelor Distribution also extended its network of finishing centres in France, Spain, Belgium and Germany. The aim is to enhance its ability to meet process outsourcing demand from major customers and to put more emphasis on higher-value-added activities.

Arcelor Construction

Lower volumes, partly caused by the slowdown in investment that started in the second half of 2004, meant that competition was very stiff in 2005. However, Arcelor Construction was able to limit the decline in earnings.

At constant scope, revenues fell by 6%. Volumes were down 14%, while average selling prices rose by 9% due to a realistic and opportunistic pricing policy.

Against the general background of weakening industrial building activity and the downtrend in traditional national markets in Western Europe, Arcelor Construction continued to reorganize its production capacity and commercial networks, as well as implementing its growth strategy.

Arcelor Construction adjusted its commercial systems and networks in France. This initiative was aimed at enhancing competitiveness and expanding the product range. It was necessary in order to improve customer service, which is vital for business development.

Growth in Central Europe continued in 2005, with volumes up 20%. At the same time, traditional national markets continued to contract, including in the panels segment. This clearly reflected the decline in industrial construction activity in Western Europe. Arcelor Construction continued to develop internationally. In Central Europe, it invested in a panels line in Poland, which will be operational at the end of the second half of 2006. In the Far East, it set up a partnership in China. It also strengthened its position in Europe with an investment in Toledo, Spain, which will allow it to supply the country’s southern region.

Arcelor Construction also rolled out safety co-ordination processes across all its companies, and safety results improved significantly in 2005.

Arcelor Steel Service Center (ASSC)

Apparent demand remained weak throughout 2005 in Europe, due to high levels of inventories. Although earnings were down on 2004, ASSC put in a reasonable performance. ASSC worked hard to maintain margins by focusing on prices rather than volumes.

At constant scope, ASSC’s revenues rose by 6%. Volumes fell by 10%, but average selling prices were up 18%.

2005 was a year of contrasts. ASSC suffered in all its traditional markets, particularly France and Germany, where only automotive-related activities performed well in terms of volumes (+2%) and earnings. In Germany, industrial streamlining initiatives were adopted for the unit’s network of finishing centres, and Flachform is due to be sold in 2006.

ASSC also continued its expansion in Central Europe, achieving further growth in sales volumes. This was due in particular to the build-up of volumes (+53%) at the blank cutting centre in Poland, which serves the automotive industry. A new service centre in Slovakia, close to Bratislava, also opened in 2005. This centre will ramp up its activity in 2006.

Finally, ASSC opened a service centre aimed mainly at automotive customers in Durban, South Africa, which will come into operation in 2007.

As well as the geographical expansion in its network, ASSC is also achieving growth by rounding out its range of products and services. Its move into higher-value-added downstream activities is highlighted by its growing stamping business. This was demonstrated by its mid-2005 acquisition of the expertise and production operations of Mobytech in France, which is now called Arcelor SSC Development Aiguebelle. Its first drilling line, which uses a totally new concept, will come into operation in early 2006.

Arcelor Projects

Arcelor Projects’ revenues rose by 19% at comparable scope in 2005, despite a 3% decline in volumes. This was due to a 23% increase in average selling prices.

2005 was a year of major industrial and financial investment.

Arcelor Projects completed the construction of its new US tube plant, which will serve the North American foundation market. In Dubai, it built up advance inventories of technical products, in order to meet demand for customers in this region.

In mid-2005, the unit acquired Dutch company De Boer Buizen (since renamed Arcelor Spiral Mill), which also specializes in large welded foundation tubes. This acquisition expands Arcelor Projects’ range of steel solutions.

Together with Arcelor’s Long Carbon Steels sector, Arcelor Projects also increased its stake in Malaysian company Oriental Sheet Piling to 60%, in order to gain a strong position in the Southeast Asian market.

2005 also brought the successful initiation of the foundations business in China, in collaboration with Arcelor International’s local operation.

Arcelor International

Arcelor International’s revenues rose by 25% at comparable scope in 2005, despite a 1% decline in volumes. This was due to a 26% increase in average selling prices per tonne.

In 2005, Arcelor International continued to reorganize and redeploy its activities, in order to provide the best possible response to market needs and to anticipate market development. It integrated the Offshore Projects business, opened offices in Central America and Ukraine, and created pooled regional offices with enhanced expertise in Mexico, Canada and China.

Arcelor International also stepped up efforts to support A3S’ various entities in their developments in South America, India, China and Southeast Asia, as well as significantly growing revenues from Arcelor’s Brazilian plants.

Finally, Arcelor International embarked on an ISO certification project for its entire network, which should be completed in 2006.

Other businesses

Paul Wurth

As a result of the positive global operating environment in the steel industry, Paul Wurth achieved excellent results in 2005. Order intake rose by 58% by comparison with an already-high 2004 figure, and revenues rose by almost 80%.

After the acquisition of Didier-M&P Energietechnik GmbH—a German company specializing in hot blast stove technology and refractory linings for blast furnaces—in December 2004, Paul Wurth acquired the assets and staff of SMS Demag SpA (Genoa, Italy) in 2005. This acquisition gives Paul Wurth additional expertise in coking plants and direct reduction, along with the staff and expertise needed to work on integrated blast furnace construction and modernization projects. It also makes the company world leader in cast iron production technology.

On the commercial side, Paul Wurth signed major blast furnace technology contracts in China, India, Brazil and Russia. In Europe, the company did a large amount of re-lining work for Arcelor group plants in France and Germany.

Paul Wurth maintained its R&D efforts in 2005. As well as increasing the productivity and availability of the Primorec facility in Differdange (Luxembourg), Paul Wurth continued to enhance its existing production base and carried out R&D projects in electrometallurgy and powder metallurgy. The company acquired a 65% stake in Turbofilter GmbH in Essen, Germany through Paul Wurth Umwelttechnik. This acquisition, effective from 1 January 2006, will bolster Paul Wurth’s business in environmental protection technologies.

Paul Wurth now employs more than 1,100 staff across around 20 subsidiaries worldwide.

Industeel

In 2005, Industeel strengthened its position as world leader in special alloy and stainless steel plate. Its main specialties include cryogenic sheet steel, special stainless sheet steel, super-heavy sheet alloys, mould alloys, clad plates and wear-resistant sheet steel. It exports more than 50% of its production outside Europe through its global sales network. Industeel is continuing to develop its business by investing more than €5m per year in R&D.

In 2005, its unique position as a provider of custom solutions for major projects allowed it to take full advantage of strong demand in most of its main customer sectors, including oil, gas, petrochemicals, desalination, pollution control and mining. As a result, its revenues rose by 50% to €953m. EBIT was €102m, the highest figure in the company’s history.

In order to meet growing demand from customers, Industeel bolstered its primary processing resources by acquiring UF Aciers, based in Dunkirk, France, in September 2005. As part of its strategic development, Industeel plans to increase production capacity in special sheet steels in 2006. Three new heat treatment furnaces will come onstream in the summer.

Circuit Foil

The copper foils industry continued to suffer from surplus capacity and the shift in consumer markets towards China and Southeast Asia. The fall in volumes in late 2004 prompted Circuit Foil to mothball its Canadian plant. Volumes continued to decline in 2005, causing the closure of the Wiltz plant and the transfer of its activities to the second plant in Luxembourg.

The 20% rise in selling prices failed to offset the combination of a 25% fall in volumes, a 20% increase in electricity costs and stoppage costs at the Canadian plant. As a result, Circuit Foil’s performance suffered in 2005. The rise in copper prices from $3,000 to $4,600 per tonne and procurement problems made life even harder in 2005.

To raise productivity and reduce production costs, the company adopted Six Sigma techniques. Initial results are expected in 2006.

In Asia, which represents around 50% of Circuit Foil’s sales, the company commissioned a cutting service centre in China in 2005 to boost its presence in this market.

Financing

In 2005, Arcelor pursued its financing policy, which remains based around Arcelor Finance SCA and Arcelor Treasury SNC, and focused on optimizing its debt burden.

Arcelor Finance is a vehicle for €5.6bn of short-, medium- and long-term financing. It raises money in the financial markets using Arcelor’s credit rating, on which Moody’s issued a positive outlook in 2005.

Arcelor Treasury provides day-to-day coverage of financial risks, including those involving foreign exchange, interest rates and commodity prices, in line with the detailed principles approved by the Audit Committee. It also carries out centralized cash management, the volume of which increased sharply in 2005.

In 2005, Arcelor did not carry out any public financing operations in the market. However, it restructured part of its debt to reduce its cost, and continued to reduce the structural subordination of its debt, arranging:

•	a €425m loan for Carinox, with an average term of 7 years

•	an €85m loan, repayable in constant instalments until 2013, to replace an existing CST loan

•	a €150m 6-year bond placing

•	early redemption of a $260m bond

•	the renegotiation of a €3bn syndicated credit facility with a term of 5 years and a possible 2-year extension

Finally, Arcelor Finance provided financing for the outsourcing of certain pension funds at the end of the year.

Own shares

The Ordinary General Meeting of Shareholders held on 29 April 2005 authorized the Board of Directors, in accordance with the conditions established by the Luxembourg law regarding commercial companies (“the Law”), to acquire the company’s own shares or to have the shares acquired by other companies of the Group as provided for in Article 49a of the Law. This authorization replaced a similar authorization dated 30 April 2004. The 29 April 2005 authorization is valid for 18 months, unless renewed before expiry. It allows Arcelor to purchase its own shares at prices of between €10 and €30 per share, provided that the company at no time holds shares equal to more than 10% of its capital as determined by articles 49-2 and 49b of the Law. On 28 April 2006, a proposal will be made to the Ordinary General Meeting of Shareholders to renew the authorization given on 29 April 2005.

At 31 December 2005, Arcelor SA directly owned 253,488 of its own shares.

At 31 December 2005, the Arcelor group held 19,771,296 of its own shares, representing 3.09% of the total number of shares in issue and book value of €98,856,480. Of these 19,771,296 shares, only the 17,979,485 owned by Arcelor SA itself and by its direct subsidiaries Arbed and Usinor should be taken into account in calculating compliance with the aforementioned 10% limit. Voting rights are suspended on all the 19,771,296 shares owned by the Group.

During the 2005 financial year, the Group executed the following transactions in relation to its own shares:

Purchases

•	40,000 shares bought in the spot market by Arbed at €20.00 per share. These purchases were made to stabilize the market price of the company’s shares.

•	9,149,502 shares (including 1,000,000 sold by Arbed to Arcelor) bought in the spot market at prices ranging between €15.06 and €21.21 per share, with a weighted average of €17.62 per share. These purchases were made to stabilize the market price of the company’s shares as part of a liquidity programme

Sales

•	5,281,497 shares delivered by Usinor as part of the Synergie 2000 employee share ownership plan, at a price of €12.21 per share, and 1,002,012 shares delivered by Usinor as part of the stock-option plan at a price of €15.24 per share, out of a total of 6,700,000 shares sold by Arbed to Usinor).

•	8,896,014 shares sold by Arcelor in the spot market at prices of between €15.14 and €21.25 per share, with a weighted average of €17.61 per share. These sales were made to stabilize the market price of the company’s shares.

•	41,090 shares sold by Arbed to Arcelor at a price of €20.20 per share as part of a share award plan for members of the Management Board.

	31/12/2004	31/12/2005	Change
Arbed SA	24,844,086	17,142,996	-7,701,090
Usinor SA	166,510	583,001	416,491
Sidmar NV	1,791,811	1,791,811	—
Arcelor SA		253,488	253,488
TOTAL	26,802,407	19,771,296	-7,031,111

Consequently, the Group acquired 8,189,502 own shares in 2005, representing total book value of €40,947,510 and 1.28% of its subscribed capital at 31 December 2005. It also sold 15,220,613 own shares in 2005, representing total book value of €76,103,065 and 2.38% of its subscribed capital at 31 December 2005. Overall, therefore, it sold a net 7,031,111 own shares, representing book value of €35,155,555 and 1.10% of its subscribed capital as of 31 December 2005.

Sustainable Development

Arcelor stepped up its sustainable development action plans and made significant progress in 2005. The work accident frequency rate (number of lost-time accidents per million hours worked) fell from 3.7 in 2004 to 2.4 in 2005. This confirms the ongoing improvement achieved since 2002, resulting from the efforts of management in close partnership with staff representatives.

The Group continued to implement its environmental policy, with 97% of production sites having ISO 14001 certification by end-2005, as well as paying close attention to legal and regulatory compliance. In the last three years, Arcelor has reduced the total volume of its unconverted residues by 25%, and has achieved a residue conversion rate of 95%. In addition, 6 of its 33 steel plants can be considered as producing no effluent.

Since 1990, Arcelor has reduced CO2 emissions in Europe by 18%. Between 2005 and 2007, Arcelor will receive CO2 credits as part of various national allocation plans in Europe, covering anticipated production levels. To prepare for the future and further reduce its greenhouse gas emissions, Arcelor is co-ordinating the efforts of 48 companies and universities as part of an ambitious research programme entitled ULCOS (Ultra Low CO2 Steelmaking). The project aims to develop breakthrough technologies, and is supported by the European Commission.

Respect for different cultures is an everyday reality at Arcelor, which employs people of no less than 60 nationalities.

In 2005, Arcelor was the first steel company to sign a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers’ Federation (IMF) and the European Metalworkers’ Federation (EMF). This agreement confirms Arcelor’s commitment to applying the same demanding social and environmental standards throughout the Group.

Arcelor complies with the strictest corporate governance standards. As well as the separation of powers between the Chairman and Chief Executive Officer, Arcelor has a Board of Directors

consisting entirely of non-executive directors (the majority of which are independent), two Board-level committees and high-quality financial communication with investors and shareholders.

In 2005, Arcelor was once again recognized for its commitment to sustainable development by being admitted into the Dow Jones Sustainability Index World (one of three steel companies, alongside Dofasco) and into the FTSE4Good Global and FTSE4Good Europe indexes. It was also the only steel company to be included in the Global 100 Most Sustainable Corporations in the World.

Outlook

The broad trends set in 2005 should continue in 2006. Worldwide GDP is expected to grow by around 3.4%, driven mainly by North America and Asia (excluding Japan).

In the USA, industrial production should rise by 3.0%, with the main steel-consuming sectors seeing solid growth except for the automotive industry, which is likely to contract. In Canada, industrial production is expected to grow by 2.4%.

The pace of growth in Brazil is set to accelerate in 2006, with GDP up 3.6% and industrial production up 3.8%. All steel-consuming industries should benefit from this growth, particularly the auto sector, which is expected to expand by 5.4%. The construction sector is likely to grow by 3.8%. Argentina is set to consolidate its expansion with growth of 5.0%.

In Asia ex-Japan, growth is set to remain firm and similar to that seen in 2005.

In Europe (EU15), 2006 is likely to be a little better than 2005. Industrial production should rise by 2.4% and all steel-consuming sectors should see growth. The new members of the European Union are likely to maintain a stronger pace of growth, particularly Poland, where industrial production is expected to rise by 6.4%.

In Turkey, GDP should grow by 5.0% and industrial production by 4.8%. The CIS is likely to see GDP growth of 6.5%, while industrial production should rise by 6.2%.

The world steel sector is expected to expand by around 7%, and growth should be spread more evenly than in 2005. Apparent consumption in China is likely to rise by only 10%, due to excess inventory build-ups in 2005. In the rest of the world, apparent consumption should increase by 5%. Forecasts of 5% for Europe (EU25) and 7% for North America are based partly on higher actual consumption and a technical improvement caused by renewed inventory-building, since inventories were lower than normal at end-2005. In South America, apparent consumption should rise by around 7% in 2006. In the CIS, the Middle East and Asia (ex-China), apparent consumption is set to rise roughly in line with actual consumption, i.e. by 5%, 6% and 4% respectively.

In the EU15 countries, actual consumption of finished products is likely to increase by around 2.0%. Supply restrictions adopted in 2005 should have an impact on apparent consumption in 2006. Although this outlook is optimistic, it is supported by recent movements in order backlogs for both long and flat carbon steel products. The combination of renewed demand in North America and Europe (EU25) and ongoing strong growth in emerging countries’ internal demand could create an environment conducive to price rises.

In the stainless steel market, conditions are likely to be much more positive than in 2005, with apparent consumption growth of around 5-7% worldwide, close to the trend in actual consumption.

Arcelor is actively managing its portfolio of businesses in order to achieve a further reduction in earnings volatility. It is also stepping up its reorganization by maintaining cost-reduction and restructuring efforts announced at the time of the merger in 2002. Arcelor is expanding in regions with strong growth potential and low costs, in order to lower its breakeven point and bolster its leadership in global markets. Arcelor has hit its merger synergy target of €700m a year ahead of schedule.

Other gains are expected from the implementation of plans to be announced in the next few years.

Arcelor’s performance in 2006 is likely to be boosted by the consolidation of Dofasco and Acesita, and by ongoing cost-reduction efforts. CST’s development will support the structural improvement in Arcelor’s profitability, while acquisition projects, which are at different stages of maturity, should increase Arcelor’s exposure to high-growth markets worldwide.

The active management of the business portfolio includes disposals of non-core activities and carefully planned closures, and will be conducted in accordance with Arcelor’s tradition of sustainable development and corporate social responsibility. These disposals and closures will not threaten the Group’s development, which will be pursued through organic investment and targeted acquisitions and by maintaining leading-edge production systems through reasonable and appropriate capital expenditure. Arcelor will maintain its presence in high-value-added product markets through sophisticated partnerships, particularly in the field of R&D.

Post-balance-sheet events

Following the announcement that Mittal Steel Corporation was planning a public offer for Arcelor, Arcelor’s Board of Directors, chaired by Joseph Kinsch, examined the proposal in an extraordinary meeting on 29 January 2006. After a detailed analysis of the available information, the Board unanimously rejected Mittal Steel’s proposal, which it regarded as hostile. It took the view that pursuing Arcelor’s existing strategy was the best guarantee of creating shareholder value.

Arcelor’s offer to buy all of Dofasco’s outstanding ordinary shares closed on 7 March 2006. At the end of the offer period, 77,530,766 shares, representing 98.5% of Dofasco’s outstanding ordinary shares, had been tendered to Arcelor’s offer. As soon as it authorized to do so, Arcelor now intends to acquire all remaining Dofasco shares at the offer price of 71 Canadian dollars per share, through the squeeze-out procedure allowed under Canadian legislation governing joint-stock companies. Arcelor also intends to delist Dofasco’s ordinary shares from the Toronto Stock Exchange as soon as it has acquired enough shares to do so. The amount paid to acquire all of Dofasco’s ordinary shares will be around 5.6 billion Canadian dollars (€3.95bn). Dofasco was founded in 1912 and is a major North American steel producer. Its products include hot-rolled, cold-rolled, galvanized and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate. Its main customers are in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. Dofasco operates in Canada, the USA and Mexico. It also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open-pit mine and a pellet plant at Port-Cartier in Canada.

On 27 February 2006, Arcelor presented its 2006-2008 plan to maximize value creation for Group shareholders. The plan includes:

•	a normalized EBITDA target of €7bn per year, with potential for further improvement

•	cash flow of €4.4bn per year

•	continuation of the progressive dividend policy, with a normalized payout rate of 30%

•	a policy of earnings-enhancing acquisitions ensuring a return on capital employed of over 15%

•	a commitment to returning surplus cash to shareholders, including cash from disposals of non-core assets

Arcelor will be able to raise shareholder remuneration by sharply increasing cash flow and by actively managing its portfolio of businesses.

In implementing its growth plans, Arcelor will maintain a disciplined focus on earnings-enhancing projects that comply with its strategic vision. The Group will look at opportunities to bolster its global leadership in key strategic markets such as automotive, and will continue to seek regional leadership in geographical areas that show substantial scope for profitability and growth.

Arcelor has increased the potential of its flat stainless steels business through investment (Carinox in Belgium) and acquisitions (Acesita in Brazil). It will continue its strategic assessment of this business, and will explore all options to maximize shareholder value.

Additional information about Arcelor SA

Arcelor SA, a company incorporated under Luxembourg law, is the parent company of the Arcelor Group. Arcelor SA generated earnings of €2,006m in 2005, primarily from revenues from its holdings.

The General Meeting of Shareholders to be held on April 28 2006 will be asked to approve the distribution of a gross dividend of €1.20 per share with respect to 2005, compared with €0.65 per share for 2004.

Consolidated Financial

Statements

At 31 December 2005

This document is a free translation into English of the original French document—entitles “Comptes consolidés du Groupe au 31 décembre 2005”. This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any discrepancy between this document and the French original, only the French original is authoritative.

Consolidated financial statements of the Group

Consolidated income statement

In EUR million	2005	2004*
REVENUE (NOTE 27)	32,611	30,176
Other operating income	707	437
Own work capitalized	352	515
Cost of raw materials and merchandise	-15,991	-14,759
Other external expenses	-6,761	-6,337
Staff costs (note 21)	-4,899	-4,748
Depreciation and amortisation expenses	-1,294	-1,225
Depreciation and amortisation of negative goodwill	29	78
Other operating expenses	-378	-823
OPERATING RESULT	4,376	3,314
Net financing costs (note 22)	-254	-521
Share of profit in companies accounted for using the equity method	317	413
PROFIT BEFORE TAX	4,439	3,206
Tax expense (note 23)	-161	-513
PROFIT FOR THE YEAR	4,278	2,693
Net profit—Group share	3,846	2,290
Net profit—Minority interests	432	403
Earnings per share in EUR (note 14)
Basic	6.26	4.21
Diluted	5.90	3.80

(*)	To facilitate meaningful year—on—year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

■	Assets

In EUR million, at 31 December	2005	2004*
Non-current assets
Intangible assets (note 4)	193	157
Property, plant and equipment (note 5)	13,767	11,230
Investments accounted for using the equity method (note 6)	1,478	1,366
Other investments and financial assets available for sale (note 7)	653	528
Receivables and other financial assets (note 8)	758	684
Deferred tax assets (note 23)	1,347	1,300
TOTAL NON-CURRENT ASSETS	18,196	15,265
Current assets
Inventories (note 9)	7,580	6,801
Trade receivables (note 10)	3,716	3,757
Tax credits	268	126
Other receivables (note 11)	1,511	1,246
Cash and cash equivalents (note 12)	4,645	4,043
TOTAL CURRENT ASSETS	17,720	15,973
TOTAL ASSETS	35,916	31,238

(*)	To facilitate meaningful year—on—year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

■	Equity and liabilities

In EUR million, at 31 December	2005	2004*
Shareholders’ equity
Subscribed capital	3,199	3,199
Share Premium	5,397	5,397
Consolidated reserves	6,364	2,619
Translation reserve	149	-403
Equity attributable to equity holders of the parent (note 13)	15,109	10,812
Minority interests (note 13)	2,524	1,415
TOTAL SHAREHOLDER’S EQUITY	17,633	12,227
Non-current liabilities
Interest-bearing liabilities (note 16)	4,341	4,478
Employee benefits (note 17)	1,431	1,652
Provisions for termination benefits (note 18)	852	887
Other long-term provisions (note 19)	943	920
Deferred tax liabilities (note 23)	571	605
Other liabilities	141	82
TOTAL NON-CURRENT LIABILITIES	8,279	8,624
Current liabilities
Trade payables	5,228	4,997
Interest-bearing liabilities (note 16)	1,623	2,293
Tax payable	312	340
Other amounts payable (note 20)	2,567	2,508
Provisions for termination benefits (note 18)	30	50
Other provisions (note 19)	244	199
TOTAL CURRENT LIABILITIES	10,004	10,387
TOTAL EQUITY AND LIABILITIES	35,916	31,238

(*)	To facilitate meaningful year—on—year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

Consolidated cash flow statement

In EUR million	2005	2004*
Operating activities
Profit for the year after tax	4,278	2,693
Profit of companies accounted for using the equity method, net of dividends	-222	-336
Amortisation and depreciation	1,265	1,147
Net movement in provisions	-107	31
Net profit on disposal of assets	-63	-80
Dividends received	51	31
Changes in working capital	-615	-726
Other items	-123	445
CASH FLOWS FROM OPERATING ACTIVITIES**	4,464	3,205
Investing activities
Acquisition of tangible and intangible assets	-2,070	-1,424
Acquisition of subsidiary companies, net of cash acquired (note 3)	57	-302
Acquisition of financial fixed assets	-331	-414
Disposal of tangible and intangible assets	82	107
Disposal of subsidiary companies, net of cash disposed of (note 3)	331	459
Disposal of financial fixed assets	325	192
CASH FLOWS FROM INVESTING ACTIVITIES	-1,606	-1,382
Financing activities
Capital increase of Arcelor S.A.	—	1,136
Other net contributions to shareholders’ equity	12	-64
Dividends paid	-560	-249
Proceeds from borrowings	499	1,205
Repayment of borrowings	-2,086	-1,578
Repayment of pension funds	-254	—
Repurchase of 4.56% minority interest in Aceralia	—	-96
CASH FLOWS FROM FINANCING ACTIVITIES	-2,389	354
Effect of exchange rate fluctuations on cash held	133	-24
NET INCREASE IN CASH AND CASH EQUIVALENTS	602	2,153
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,043	1,890
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,645	4,043

(*)	To facilitate meaningful year—on—year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).
(**)	Including taxes paid in an amount of EUR 405 million (2004: EUR 199 million) and net interest paid in an amount of EUR 107 million (2004: EUR 151 million).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity

In EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own shares	Revaluation reserve relating to derivative instruments (note 25)	Revaluation reserve relating to securities available for sale (Note 7)	Other consolidated reserves	Foreign currency translation	Share- holders’ equity Group share (note 13)	Share- holders’ equity Minority interest (note 15)	Total Share- holders’ Equity
31 December 2003	2,665	4,795	-751	—	—	332	-308	6,733	730	7,463
First time adoption of IFRS 3	—	—	—	—	—	686		686	—	686
First time adoption of IAS 32 revised	—	—	—	—	—	-70	—	-70		-70
1 January 2004	2,665	4,795	-751	—	—	948	-308	7,349	730	8,079
PROFIT AND LOSS
Profit for the year 2004 – published	—	—	—	—	—	2,314		2,314	403	2,717
Adjustment-share-based payments	—	—	—	—	—	-3	—	-3	—	-3
Conversion option O.C.E.A.N.E 2017	—	—	—	—	—	-21	—	-21	—	-21
Profit for the year 2004 – adjusted	—	—	—	—	—	2,290	—	2,290	403	2,693
Cash flow hedging	—	—	—	28	—	—	—	28	—	28
Foreign exchange differences	—	—	—	—	—	—	-95	-95	-64	-159
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid	—	—	—	—	—	-192	—	-192	-57	-249
Increase in share capital	534	602	—	—	—	—	—	1,136	—	1,136
Acquisition of CST and Acindar (note 13.6)	—	—	—	—	—	158	—	158	23	181
Cost of equity-settled share-based payments	—	—	—	—	—	4	—	4	—	4
Utilisation of and profit on the sale of own shares	—	—	387	—	—	—	—	387	4	391
Other adjustments	—	—	—	—	—	-42	—	-42	—	-42
Acquisitions and repurchase of minority interests	—	—	—	—	—	-211	—	-211	376	165
31 December 2004	3,199	5,397	-364	28	—	2,955	-403	10,812	1,415	12,227
PROFIT AND LOSS
Profit for the year 2005	—	—	—	—	—	3,846	—	3,846	432	4,278
Cash flow hedging	—	—	—	75	—	—	—	75	—	75
Securities available for sale (note 7)	—	—	—	—	24	—	—	24	—	24
Foreign exchange differences	—	—	—	—	—	—	552	552	236	788
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid	—	—	—	—	—	-399	—	-399	-161	-560
Acquisition of Acesita (note 13.6)	—	—	—	—	—	42	—	42	—	42
Cost of equity-settled share-based payments	—	—	—	—	—	—	—	4	—	4
Utilisation of and profit on the sale of own shares	—	—	97	—	—	—	—	97	—	97
Acquisitions and repurchase of minority interests	—	—	—	—	—	—	—	—	602	602
Other adjustments	—	—	—	—	—	56	—	56	—	56
31 December 2005	3,199	5,397	-267	103	24	6,497	149	15,109	2,524	17,633

Notes to the consolidated financial statements

Amounts in EUR million, unless otherwise stated

B-48	Note 1—General
B-51	Note 2—Accounting policies
B-65	Note 3—Consolidation scope
B-67	Note 4—Intangible assets
B-69	Note 5—Property, plant and equipment
B-70	Note 6—Investments in companies accounted for using the equity method
B-71	Note 7—Other investments and financial assets available for sale
B-72	Note 8—Receivables and other financial assets
B-73	Note 9—Inventories
B-73	Note 10—Trade receivables
B-74	Note 11—Other receivables
B-74	Note 12—Cash and cash equivalents
B-74	Note 13—Equity
B-76	Note 14—Earnings per share
B-76	Note 15—Minority interests in equity
B-77	Note 16—Interest-bearing liabilities
B-79	Note 17—Employee benefits
B-85	Note 18—Provisions for termination benefits
B-86	Note 19—Other provisions
B-88	Note 20—Other amounts payable
B-88	Note 21—Staff costs
B-88	Note 22—Net financing costs
B-89	Note 23—Taxation
B-91	Note 24—Related party disclosure
B-92	Note 25—Financial instruments and derivatives
B-97	Note 26—Commitments given and received
B-98	Note 27—Segment reporting
B-100	Note 28—Post-balance sheet events
B-100	Note 29—Emission rights
B-101	Note 30—Simplified Group organisation chart
B-102	Note 31—Listing of Group companies at 31 December 2005

Notes to the consolidated financial statements

Pursuant to the Regulation (EC) No 1606/2002 of 19 July 2002, the consolidated financial statements of the Arcelor Group for the year ended 31 December 2005 are prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union on 31 December 2005.

The exclusion of certain provisions relating to hedge accounting, pursuant to the adoption of IAS 39 by the European Union, has no impact on the Group’s consolidated financial statements.

Note 1—General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 as part of the proposed business combination of Aceralia, Arbed and Usinor, which was completed on 28 February 2002.

The consolidated financial statements at 31 December 2005 present the financial position of the Company and of its subsidiaries (hereafter “the Group”), as well as the interests of the Group in associated companies and jointly controlled entities.

The Board of Directors approved the consolidated financial statements at and for the year ended 31 December 2005 on 15 February 2006 and authorised the publication of said consolidated financial statements on 17 March 2006. These financial statements will not be final until approved at the Annual General Meeting of Shareholders.

The consolidated financial statements have been prepared in accordance with IFRS, as adopted by the European Union. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

Due to the introduction of IFRS 2 (Equity-settled share-based payment transactions), as well as the revision of IAS 32 (Financial instruments: disclosure and presentation) the Group restated the comparative figures on share option plans (note 13.4) and on O.C.E.A.N.E 2017 (note 16). The effects of the adjustments on the Group’s 2004 financial statements are as follows:

Consolidated Income Statement

In EUR million	2004 as published	IFRS 2	IAS 32	Reclassification of interest charges on provisions for pensions	2004 restated
REVENUE (NOTE 27)	30,176				30,176
Other operating income	437	—	—	—	437
Own work capitalized and increase or decrease in finished and unfinished goods	515	—	—	—	515
Cost of raw materials and merchandise	-14,759				-14,759
Other external expenses	-6,337	—	—	—	-6,337
Staff costs (note 21)	-4,868	-4	—	124	-4,748
Depreciation and amortisation expenses	-1,225	—	—	—	-1,225
Depreciation and amortisation of goodwill	78	—	—	—	78
Other operating expenses	-823	—	—	—	-823
OPERATING RESULT	3,194	-4	—	124	3,314
Net financing costs (note 22)	-367	—	-30	-124	-521
Share of profit in companies accounted for using the equity method	413	—	—	—	413
PROFIT BEFORE TAX	3,240	-4	-30	—	3,206
Tax expense (note 23)	-523	1	9	—	-513
PROFIT FOR THE YEAR	2,717	-3	-21	—	2,693
Net profit—Group share	2,314	-3	-21	—	2,290
Net profit—Minority interests	403	—	—	—	403
Earnings per share in EUR (note 14)
Basic	4.26	—	0.05	—	4.21
Diluted	3.83	—	0.03	—	3.80

Consolidated balance sheet

■	Assets

In EUR million	2004 as published	IFRS 2	IAS 32	2004 restated
Non-current assets
Intangible assets (note 4)	157	—	—	157
Property, plant and equipment (note 5)	11,230	—	—	11,230
Investments accounted for using the equity method (note 6)	1,366	—	—	1,366
Other investments and financial assets available for sale (note 7)	528	—	—	528
Receivables and other financial assets (note 8)	684	—	—	684
Deferred tax assets (note 23)	1,284	1	15	1,300
TOTAL NON-CURRENT ASSETS	15,249	1	15	15,265
Current assets
Inventories (note 9)	6,801	—	—	6,801
Trade receivables (note 10)	3,757	—	—	3,757
Tax credits	126	—	—	126
Other receivables (note 11)	1,246	—	—	1,246
Cash and cash equivalents (note 12)	4,043	—	—	4,043
TOTAL CURRENT ASSETS	15,973	—	—	15,973
TOTAL ASSETS	31,222	1	15	31,238

■	Equity and liabilities

In EUR million	2004 as published	IFRS 2	IAS 32	2004 restated
Shareholders’ equity
Subscribed capital	3,199	—	—	3,199
Share premium	5,397	—	—	5,397
Consolidated reserves	2,709	1	-91	2,619
Translation reserve	-403	—	—	-403
Equity attributable to equity holders of the parent (note 13)	10,902	1	-91	10,812
Minority interests (note 15)	1,415	—	—	1,415
TOTAL SHAREHOLDERS’ EQUITY	12,317	1	-91	12,227
Non-current liabilities
Interest-bearing liabilities (note 16)	4,348	—	130	4,478
Employee benefits (note 17)	1,652	—	—	1,652
Provisions for termination benefits (note 18)	887	—	—	887
Other long-term provisions (note 19)	920	—	—	920
Deferred tax liabilities (note 23)	629	—	-24	605
Other liabilities	82	—	—	82
TOTAL NON-CURRENT LIABILITIES	8,518	—	106	8,624
Current liabilities
Trade payables	4,997	—	—	4,997
Interest-bearing liabilities (note 16)	2,293	—	—	2,293
Tax payable	340	—	—	340
Other amounts payable (note 20)	2,508	—	—	2,508
Provisions for termination benefits (note 18)	50	—	—	50
Other provisions (note 19)	199	—	—	199
TOTAL CURRENT LIABILITIES	10,387	—	—	10,387
TOTAL EQUITY AND LIABILITIES	31,222	1	15	31,238

The related notes have been amended in order to reflect the restatements.

Note 2—Accounting policies

1. Statement of compliance

The consolidated financial statements are prepared in accordance with international standards on financial information or “International Financial Reporting Standards” (“IFRS”) as adopted by the European Union.

2. Presentation of the consolidated financial statements

The consolidated financial statements are prepared in euro (“EUR”), rounded to the nearest million. The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value with respect to the risks hedged.

Assets intended to be disposed of or consumed during the Group’s normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All other assets are considered non-current. Liabilities falling due during the Group’s normal course of operations, or in the twelve months following the year-end date, are considered current. All other liabilities are considered non-current.

3. Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of the voting rights.

The financial statements of significant subsidiaries are included in the consolidated financial statements from the date when effective control starts until the date when effective control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in the income statement.

Associated companies

Associated companies are companies in which the Group has a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies over whose activities the Group has joint control under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control starts until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions, as well as unrealised gains resulting from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group’s interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A complete listing of the main subsidiaries and the companies accounted for using the equity method, at 31 December 2005, is shown in note 31.

4. Business combinations

Goodwill

A positive difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets, liabilities or contingent liabilities acquired, is accounted for as goodwill and is reported as an asset. Goodwill balances are considered at each financial reporting date in order to identify a possible impairment (see paragraph 8 regarding the depreciation of assets).

A negative difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets, liabilities or contingent liabilities (negative goodwill) acquired, is taken directly to the income statement for the period.

Stepped acquisitions

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition.

The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity, the interests previously held in that entity are revalued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders’ equity.

Subsequent purchases, after the Group has obtained control, are treated as acquisition of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders’ equity.

Minority interest

The interests of minority shareholders are recorded on the basis of their proportionate interest in the net value of the entity acquired.

5. Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate prevailing at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in shareholders’ equity.

6. Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquire new scientific or technical knowledge and understanding, is recognised in the income statement as incurred.

Expenditure on development activities, where research findings are applied for the production of new or substantially improved products and processes, is capitalised if the product or the process is considered to be technically and commercially viable and the Group has sufficient resources to complete the development programme.

The expenditure thus capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Other development expenditure is recognised in the income statement as incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill primarily include the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.

The estimated useful lives are as follows:

•	Patents and trademarks: 5 years

•	Capitalised development costs: 5 years

7. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of the periodic relining of blast furnaces is capitalised and depreciated over the expected production period.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred.

Government grants that assist the Group in the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and released to the income statement on a straight-line basis over the expected useful life of the associated asset.

Subsequent expenditure

Expenditure incurred in replacing or renewing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated.

Property, plant and equipment acquired before January 1, 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

Long products and Stainless Steels
	Flat products	Electric arc furnace	Hot-rolling mills
Industrial buildings	25 years	25 years
Technical installation and machinery
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Other		5-20 years

Leases

Where the Group is the lessee

Leases with respect to significant assets where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

Agreements containing a lease

In accordance with IFRIC 4, the same accounting treatment applies to agreements that do not take the legal form of a lease, but convey the right to use a tangible fixed asset in return for a payment or series of payments.

8. Impairment of assets

The carrying amounts of the Group’s assets, other than inventories, deferred tax assets, and assets related to employee benefit plans, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill arising on the acquisition of companies is allocated to cash generating units which may benefit from synergy effects related to the acquisition.

If any such indication exists for an asset, or for the cash-generating unit to which it belongs, the recoverable amount is estimated.

For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Impairment losses recognised for goodwill are not reversed.

9. Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date after more than one year, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and are stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value. In accordance with IAS 39 revised applicable as of January 1, 2005, any resulting gain or loss is recognised directly in shareholders’ equity.

The fair value of investments held for trading and investments available-for-sale is taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

10. Trade and other receivables

Trade and other receivables are stated at cost less value adjustments for losses.

11. Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first-in-first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.

Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

12. Cash and cash equivalents

Cash and cash equivalents include cash and short term investments with a maturity of less than three months from the acquisition date. Short term investments are valued at market value at the end of each period.

13. Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders’ equity under the caption ‘Treasury shares’, until they are cancelled.

Dividends

Dividends are recorded as a liability when they are approved by a general meeting of shareholders.

14. Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15. Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

16. Employee benefits

Types of pension plans

Defined contribution plans

Defined contribution plans are those plans where the Group pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as wages and salaries.

Defined benefit plans

Defined benefit plans are arrangements that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.

The discount rate applied is the yield, at the balance sheet date, on AA credit rated bonds that have maturity dates similar to the terms of the Group’s pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credits method.

The actuarial assumptions (both demographic and financial) are reviewed and adapted at year end, giving rise to actuarial gains or losses.

In calculating the Group’s obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

As from 1 January 2006, in order to replace the corridor policy, the Group will implement IAS 19 revised, thereby directly and immediately recognising the unrealised actuarial gains or losses to shareholders’ equity. The change and the monetary impact at 1 January 2006 are explained in note 17. When a defined benefit plan is changed, the increase in benefits earned relating to past services rendered is recognized as an expense on a linear basis in line with the average remaining period to be covered until the corresponding rights are acquired. In case the rights are immediately acquired, the expense is directly charged to the income statement.

Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

Complementary retirement schemes

These schemes are provided in addition to the legal minimal pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as wages and salaries.

Termination payments

Termination payments are generally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

Work medals

Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

Health insurance

Health insurance schemes relate exclusively to the US subsidiaries of the group (“post retirement medical care”). For European entities, health insurance is in place by way of obligatory contributions to state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans

The commitments in respect of certain retirement plans are wholly, or in part, covered by life assurance policies or pension funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of “funded obligations”).

Externalised commitments are evaluated by independent specialists.

Remuneration by way of share options

The Group grants share option plans to certain directors.

In accordance with the transitional provisions of IFRS 2, applicable since 1 January 2005, the accounting treatment of these share option plans is linked to the date of grant: those granted on or before 7 November 2002 (one remaining plan of Usinor S.A. at 31 December, 2005) do not give rise to any recognition in the income statement. When the options are exercised, cash received less transaction costs are credited to subscribed capital and share premium.

Plans granted after 7 November 2002 (three plans at 31 December 2005) are accounted for using the fair value of the option at the date of grant, the effects of which will be amortised on a straight-line basis over the period through to the exercise date giving rise to a remuneration charge. The contra entry is recorded directly in shareholders’ equity of Arcelor S.A, the company granting the stock options.

17. Provisions for termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into two categories:

Social provisions in the context of restructuring plans

Provisions are recorded when the Group has announced to the entity of the affected employees or to their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.

Benefits are calculated as a function of the approximate number of people whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

Early retirements plans

Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees.

Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

18. Other Provisions

A provision is accounted for when the Group has a present obligation (legal or constructive) as a result of a past event, whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment

The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting its obligations under it.

19. Trade and other payables

Trade and other payables are recorded at cost.

20. Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are netted when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses over the previous periods.

21. Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.

Anticipated losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro-rata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date the general meeting approves the dividend payment.

22. Financial risk management

Derivated financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange and interest rates and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter-parties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in shareholders’ equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity.

Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

23. Emission rights

The Group’s industrial sites concerned by the European Directive on CO2 emission rights, effective as of 1 January 2005, are located in Germany, Belgium, Spain, France and Luxembourg.

The emission rights allotted to the Group on a no charge basis pursuant to the annual national allocation plan, are recorded in the balance sheet at nil value.

The Group continuously monitors rights that have expired and that will have to be surrendered. The number of rights to be surrendered is equal to the total emissions over a given period. These emissions are submitted to an annual certification, done by a certified external expert in accordance with applicable national regulation.

Any difference between available rights and expired rights to be surrendered is subject to provisioning at market value.

Excess allowances sold on the allowance market are recognised in the income statement.

Allowance purchases or sales are recorded at cost.

24. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group’s primary segment is defined as the ‘business segment’, while the secondary is the ‘geographical segment’.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption ‘Unallocated assets’.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to this sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption ‘Unallocated liabilities’.

Note 3—Scope of consolidation

At 31 December 2005, the scope of consolidation of the Arcelor Group includes, in addition to Arcelor S.A., 371 fully consolidated companies (31 December 2004: 361). Furthermore, the Group accounts for 173 companies using the equity method (31 December 2004: 185). The reduction in the number of fully consolidated companies is primarily associated with a number of acquisitions and disposals, the main transactions being as follows:

Acquisitions

Acesita

At 31 December 2004, the Arcelor Group held 27.68% (27.83% taking into account the treasury shares) of the company Acesita SA (Brazil, Stainless steel), accounted for by using the equity method. In October 2005, the Group obtained control of Acesita by exercising put-call options negotiated with the other shareholders included in the shareholders’ agreement of Acesita.

On 6 October 2005, Arcelor made an agreement with the pension funds PREVI (Caixa de Previdência dos Funcionários do Banco do Brasil) and PETROS (Fundação Petrobrás de Seguridade Social) allowing the Group to acquire 8.24% of Acesita at the price of 45 BRL per share. On the same day, Arcelor concluded a memorandum of understanding with the Brazilian pension fund SISTEL (Fundação Sistel de Seguridade Social) in order to acquire 4.05% of Acesita at the same price, i.e. 45 BRL per share. The latter transaction was formalised on 26 October 2005.

Following these acquisitions, Arcelor directly holds 40.12% (including treasury shares) of the capital of Acesita (76.2% of the shares with voting rights).

Starting 1 October 2005, Acesita is fully consolidated in the accounts of the Group.

Arcelor Huta Warszawa

On 31 August 2005, Arcelor acquired from Lucchini the control of the company Huta Warszawa (Poland, Long Carbon Steel). Arcelor Huta Warszawa is thus fully integrated in the consolidated Group accounts since 1 September 2005.

Arcelor Projects Spiral Mill

At 1 April 2005, Arcelor took control of the group Arcelor Projects Spiral Mill (ex De Boer) specialised in the production of foundation tubes (Netherlands, Arcelor Steel Solutions & Services).

Disposals

Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao

On 22 July 2005, the Group sold to the Spanish group Alfonso Gallardo three rebar and mesh plants (Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao—Spain, Long Steel with Carbon).

Techalloy

On 8 February 2005, the Group sold its interests in the American company Techalloy Company Inc. (United States, Stainless steel) to the company Central Wire Industries Ltd.

TIM—Trefilados Inoxydables de Mexico

On 10 May 2005, Arcelor sold its subsidiary company TIM—Trefilados Inoxydables de Mexico SA (Mexico, Stainless steel) to the company Novametal SA.

The fair value of the net assets acquired is presented below:

■	Fair value of the net assets acquired

In EUR million	2005	2004
Intangible assets	14	3
Tangible assets	1,065	2,570
Interests in companies accounted for using the equity method	7	—
Other investments	27	62
Debtors and financial assets (commercial and other)	379	290
Inventories	280	248
Cash and cash equivalents	176	257
Net deferred tax liabilities	-91	-345
Interest-bearing loans	-465	-631
Provisions for pensions and similar benefits	-2	—
Other provisions	-58	-50
Creditors (suppliers and others)	-243	-175
Minority interest	-589	-624
Fair value of net assets acquired	500	1,605
Elimination of the contribution of companies previously accounted for using the equity method (note 6)	-204	-504
Net positive goodwill (+) / negative goodwill (-)	11	-78
Revaluation of interests previously held	-71	-186
Total acquisition costs	236	837
Cash and cash equivalents acquired	-176	-257
Amounts paid during prior periods	—	-74
Amounts to be paid in subsequent periods	-117	-204
OUTFLOW (+) / INFLOW (-) RESULTING FROM ACQUISITIONS	-57	302

With respect to Acesita, the determination of the fair value of the identifiable assets and liabilities acquired was completed at the time of the full integration of Acesita (1 October 2005). However, the fair value exercise is not finished as at 31 December 2005, and remains subject to potential modification until 30 September 2006. The fair value of the net assets acquired is EUR 396 million, less the acquisition price (EUR 150 million) and the amount previously accounted for by using the equity method (at the end of September 2005 of EUR 204 million). This resulted in a positive goodwill of EUR 29 million, as well as an equity impact of EUR 71 million due to the revaluation of the historical participation (27.68%).

In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2005 associated with Acesita was EUR 68 million. This is determined on the basis of the acquisition price of EUR 150 million, the amount to be paid in 2006 of EUR 50 million and the net cash acquired in Acesita of EUR 168 million.

With respect to Arcelor Huta Warszawa, the fair value of the identifiable assets and liabilities acquired on 1 September 2005 amounts to EUR 96 million. Given an acquisition price of EUR 77 million, the purchase accounting led to a negative goodwill of EUR 19 million.

The cash loss of EUR 2 million associated with the Huta acquisition corresponds to the payment made by the Group of EUR 77 million, reduced by the amount of EUR 67 million to be paid in 2007 and the net cash and cash equivalents acquired of EUR 8 million.

The fair value of the net assets disposed of is presented below:

■	Fair value of the net assets disposed

In EUR million	2005	2004
Intangible assets	—	2
Tangible assets	184	168
Interests in companies accounted for using the equity method	—	211
Other participations	1	14
Debtors and financial assets (commercial and other)	157	328
Inventories	61	246
Cash and cash equivalents	76	48
Net deferred tax liabilities	-13	-4
Interest-bearing loans	-28	-207
Provisions for pensions and similar benefits	-3	-24
Other provisions	-5	-8
Creditors (suppliers and others)	-189	-339
Fair value of assets disposed of (2)	241	435
DISPOSAL PRICE (1)	331	515
PROFIT ON DISPOSAL (1)-(2)	90	80
Cash and cash equivalents disposed of	—	-5
Repayment of debts towards companies disposed of	—	-11
To be received in subsequent periods	—	-40
INFLOW RESULTING FROM DISPOSALS	331	459
Note 4—Intangible assets

31 December 2005, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	265	227	257	749
Acquisitions	33	21	9	63
Disposals	—	-6	-1	-7
Changes in consolidation scope	—	14	6	20
Foreign exchange differences	-8	5	1	-2
Transfers and other movements	—	-3	6	3
GROSS CLOSING BALANCE	290	258	278	826
Opening cumulative amortisation	-242	-168	-182	-592
Acquisitions and disposals	—	6	1	7
Changes in consolidation scope	—	—	-2	-2
Impairment	—	—	—	—
Amortisation charge	—	-29	-11	-40
Foreign exchange differences	8	1	-1	8
Transfers and other movements	—	—	-14	-14
CLOSING CUMULATIVE AMORTISATION	-234	-190	-209	-633
OPENING NET BOOK VALUE	23	59	75	157
CLOSING NET BOOK VALUE	56	68	69	193

31 December 2005, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	-766	239	228	-299
First time adoption of IFRS 3	1,032	—	—	1,032
Gross opening balance—restated	266	239	228	733
Acquisitions	—	26	45	71
Disposals	—	-40	—	-40
Changes in consolidation scope	—	-6	2	-4
Foreign exchange differences	-1	-1	—	-2
Transfers and other movements	—	9	-18	-9
GROSS CLOSING BALANCE	265	227	257	749
Opening cumulative amortisation	121	-175	-198	-252
First time adoption of IFRS 3	-356	—	—	-356
Gross opening balance—restated	-235	-175	-198	-608
Acquisitions and disposals	—	40		40
Changes in consolidation scope	—	7	4	11
Impairment	-12	—	—	-12
Amortisation charge	—	-34	-8	-42
Foreign exchange differences	2	—	—	2
Transfers and other movements	3	-6	20	17
CLOSING CUMULATIVE AMORTISATION	-242	-168	-182	-592
OPENING NET BOOK VALUE	-645	64	30	-551
CLOSING NET BOOK VALUE	23	59	75	157

■	Analysis of net positive goodwill on acquisitions 2005

In EUR million	Net value 2004	Acquisitions	Net value 2005
Usinor / S3P	8	—	8
Arcelor Profil	3	—	3
Galtec	3	—	3
Haironville Portugal	2	—	2
Belgo Siderurgia / Dedini	5	—	5
Arcelor Projects Spiral Mill	—	1	1
Acesita	—	29	29
Asturia de Perfiles	—	3	3
Other	2	—	2
TOTAL	23	33	56

■	Analysis of net positive goodwill on acquisitions 2004

In EUR million	Net value 2003	Depreciation	Other	Net value 2005
Usinor / S3P	8	—	—	8
Avis Steel	1	—	-1	0
Arcelor Profil	3	—	—	3
Galtec	3	—	—	3
Weha Edelstahl	2	—	-2	0
CFA	10	-10	—	0
Haironville Portugal	2	—	—	2
Belgo Siderurgia / Dedini	—	—	5	5
Trefilados Mexico	2	-2	—	0
Other	—	2	2	—
TOTAL	31	-12	4	23

Note 5—Property, plant and equipment

31 December 2005, in EUR million	Land and buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,510	15,219	1,024	736	20,489
Acquisitions	47	139	1,825	29	2,040
Disposals	-62	-263	-5	-112	-442
Changes in consolidation scope	323	386	9	-18	700
Foreign exchange differences	205	811	105	36	1157
Transfers	163	707	-872	144	142
GROSS CLOSING BALANCE	4,186	16,999	2,086	815	24,086
Opening cumulative depreciation	-1,123	-7,675	-1	-460	-9,259
Disposals	23	224	—	113	360
Changes in consolidation scope	40	124	—	18	182
Depreciation charge	-1	96	1	-19	77
Impairment	-128	-1,063	—	-75	-1,266
Foreign exchange differences	-57	-286	—	-19	-362
Other	-64	105	—	-92	-51
CLOSING CUMULATIVE DEPRECIATION	-1,310	-8,475	—	-534	-10,319
OPENING NET BOOK VALUE	2,387	7,544	1,023	276	11,230
CLOSING NET BOOK VALUE	2,876	8,524	2,086	281	13,767

31 December 2005, in EUR million	Land and buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,152	12,930	780	703	17,565
Acquisitions	103	284	917	49	1,353
Disposals	-79	-463	-37	-89	-668
Changes in consolidation scope	288	2,047	189	67	2,591
Foreign exchange differences	-46	-241	-20	-9	-316
Transfers	92	662	-805	15	-36
GROSS CLOSING BALANCE	3,510	15,219	1,024	736	20,489
Opening cumulative depreciation	-1,043	-7,129	-15	-431	-8,618
Disposals	52	417	13	79	561
Changes in consolidation scope	13	-167	3	-34	-185
Depreciation charge	-3	-20	-1	—	-24
Impairment	-144	-880	-1	-104	-1,129
Foreign exchange differences	16	75	—	6	97
Other	-14	29		24	39
CLOSING CUMULATIVE DEPRECIATION	-1,123	-7,675	-1	-460	-9,529
OPENING NET BOOK VALUE	2,109	5,801	765	272	8,947
CLOSING NET BOOK VALUE	2,387	7,544	1,023	276	11,230

At 31 December 2005 the gross value of capitalised finance leases is EUR 178 million (2004: EUR 131 million) and the net value of finance leases amounted to EUR 120 million (2004: EUR 85 million).

Tangible fixed assets with a carrying value of EUR 212 million have been pledged as guarantees of financial debt (2004: EUR 279 million).

The acquisitions of EUR 2,040 million in 2005 include assets with a cost of EUR 141 million with the exclusive objective of preventing, reducing or repairing damage to the environment. These environmental investments relate primarily to the reduction of emissions to the atmosphere (dust and gas).

a) Analysis by country and nature of the investment

In EUR million	Market Development	Product Development	Cost reduction	Replacement and restoration	Environment	Professional safety	Industrial safety	Total
Belgium	90	13	24	49	33	11	3	223
France	17	99	71	117	22	5	11	342
Spain	13	12	31	111	18	3	10	198
Brazil	623	7	53	127	64	3	3	880
Luxembourg	4	15	35	60	2	2	2	120
Germany	6	2	36	38	2	1	2	87
Other	9	29	47	105	—	—	—	190
TOTAL	762	177	297	607	141	25	31	2,040

b) Analysis by country and nature of the environmental investment

In EUR million	Protection of ambient air and climate	Noise and Vibration abatement (excluding the working environment)	Effluent management	Waste management	Protection and remediation of soil, ground water and surface water	Total
Brazil	20	2	31	7	4	64
Belgium	23	2	3	4	1	33
France	9	—	11	2	—	22
Spain	13	—	3	2	—	18
Luxembourg	—	—	2	—	—	2
Germany	2	—	—	—		2
TOTAL	67	4	50	15	5	141

Note 6—Investments in companies accounted for using the equity method

In EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AT 31 DECEMBER 2004	1,322	44	1,366
Acquisitions	16	—	16
Disposals	-47	—	-47
Profit for the year	317	—	317
Dividends paid	-95	—	-95
Changes in consolidation percentage (note 3)	-160	-44	-204
Foreign exchange differences	91	—	91
Increase in capital	34	—	34
BALANCE AT DECEMBER 31, 2005	1,478	—	1,478

The primary investments in associated companies and jointly controlled entities are as follows:

In Eur million	% holding at year end 2005	Total assets as at 31 December 2005	Share in profit as at 31 December 2005	% holding at year end 2004	Total assets at 31 December 2004	Share in profit at 31 December 2005
Associated companies
FLAT CARBOND STEEL
CST (Brazil)	—	—	—	—	—	130
Gestamp (Spain)	35.0%	169	18	35.0%	129	20
Gonvarri Industrial (Spain)	35.0%	115	22	35.0%	96	34
CLN (Italy)	35.0%	84	2	35.0%	70	2
Holding Gonvarri SRL (Spain)	35.0%	79	—	35.0%	92	2
Borcelik (Turkey)	40.3%	60	3	40.3%	54	12
Cia Hispano-Brasileira de Pelotização (Brazil)	49.1%	30	22	49.1%	19	7
Dosol Galva (Canada)	20.0%	28	11	20.0%	13	—

In EUR million	% holding at year end 2005	Total assets as at 31 December 2005	Share in profit as at 31 December 2005	% holding at year end 2004	Total Assets at 31 December 2004	Share in profit at 31 December 2005
STAINLESS STEEL
Acesita (Brazil)	—	—	47	27.7%	153	32
LONG CARBON STEEL
Usina Hidrelectrica Guilman Amorim (Brazil)	51.0%	14	11	51.0%	2	6
LME (France)	34.0%	12	-10	34.0%	30	14
Société Nationale de Sidérurgie (Morocco)	7.5%	10	1	7.5%	11	2
San Zeno Acciai-Duferco (Italy)	49.9%	9	—	49.9%	9	—
OTHER ACTIVITIES
DHS Group (Germany)	51.3%	563	161	51.3%	394	61
Groupe Atic (France)	42.4%	27	5	42.3%	22	4
Soteg (Luxembourg)	20.0%	25	2	20.0%	24	2
Various associated companies	—	76	6	—	51	32
Jointly controlled entities
LONG CARBON STEEL
TrefilARBED Kiswire (Korea)	50.0%	96	5	50.0%	78	8
Aquarius (Brazil)	—	—	—	50.0%	47	—
A3S (ARCELOR STEEL SOLUTIONS & SERVICES)
Traxys SA (Luxembourg)	50.0%	34	8	50.0%	27	7
Various jointly controlled entities	—	47	3	—	45	38
TOTAL	—	1,478	317	—	1,366	413

Note 7—Other investments and financial assets available for sale

	Shares in Affiliated Companies			Participating interests			Other securities			Total
In EUR million	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value
Balance at 31 December 2004	632	-314	318	164	-84	80	183	-53	130	979	-451	528
Acquisitions	42	—	42	3	0	3	145	—	145	190	—	190
Disposals	-49	42	-7	-64	41	-23	-52	—	-52	-165	83	-82
Increase in capital	11	—	11	3	—	3	—	—	—	14	—	14
Change in consolidation scope	-81	19	-62	-5	—	-5	21	-1	20	-65	18	-47
Depreciation	—	-6	-6	—	1	1	—	-1	-1	—	-6	-6
Foreign exchange differences	9	-6	3	—	—	—	10	-2	8	19	-8	11
Other movements	-9	8	-1	-1	—	-1	50	-3	47	40	5	45
BALANCE AT 31 DECEMBER 2005	555	-257	298	100	-42	58	357	-60	297	1,012	-359	653

The main acquisition of the year is the acquisition of 5.07% (Other securities) in the capital of Erdemir, the value of the shares held being EUR 138 million at 31 December 2005.

The main liquidations of the year relate to Circuit Foil U.K. (EUR 16 million in participating interests, fully depreciated) and Tuberie de Differdange (EUR 15 million, also fully depreciated).

The main capital increases of the year relate to the companies ARCELOR Technologies España (EUR 3 million, shares in affiliated) and IUP Jindal Metals & Alloys (EUR 3 million, shares in affiliated).

The most significant changes in consolidation scope are:

•	the scope reduction related to of Performa, Agrinsa, Impeco, Acindar do Brasil and Acindar Uruguay, due to their consolidation for the first time in the sub-group Acindar (impact of EUR -33 million)

•	the entry of Aços Villares due to the full integration of Acesita (EUR 22 million before fair value adjustment)

•	the entry of US Matthey LLC (EUR 5 million) following the deconsolidation of this company

•	the entry of shares and participating interests (EUR 7 million) held by Arcelor Huta Warszawa, consolidated in the current year

•	the internal restructuring taking place within the companies Arcelor Construction France and Arcelor Steel Services Centers (EUR -33 million).

Finally, other movements include the revaluation of other investments and financial assets available for sale at fair value. The main change in fair value relates to the Erdemir shares (EUR +30 million).

The breakdown of movements by type of portfolio (shares and participating interests at cost, shares and participating interests at fair value) is as follows:

In EUR million	31 Dec. 2004	Acq. Disp.	Increase in capital	Changes in consolid. scope	Net depr.	Fair value adjustments	Foreign exchange diff.	Other	31 Dec. 2005
Shares and participating interests at cost	512	—	14	-69	-6	—	11	13	475
Gross value	963	-83	14	-87	—	—	19	8	834
Depr.	-451	83	—	18	-6	—	-8	5	-359
Shares and participating interests at fair value	16	108	—	22	—	32	—	—	178
Fortis	16	—	—	—	—	5	—	—	21
Erdemir	—	108	—	—	—	30	—	—	138
Aços Villares	—	—	—	22	—	-3	—	—	19
TOTAL	528	108	14	-47	-6	32	11	13	653

The revaluation of shares and participating interests at fair value (EUR +32 million) is recorded net of tax in shareholders’ equity (EUR +24 million).

Note 8—Receivables and other financial assets

■	Receivables associated with investments, loans and other financial assets

In EUR million	Gross value	Depreciation	Net value
BALANCE AT 31 DECEMBER 2004	824	-140	684
Increase	130	—	130
Repayments	-247	37	-210
Net Depreciation	—	9	9
Changes in consolidation scope	57	—	57
Other movements	8	-10	-2
Foreign exchange differences	93	-3	90
BALANCE AT 31 DECEMBER 2005	865	-107	758

In EUR million	2005	2005
Siderúrgica Anõn loans	18	41
Allegheny Technologies loans	29	30
Bagoeta SL loans	—	57
Carsid loans	36	45
SODISID loans	15	9
SODISID securitisation	—	21
Guarantee deposits	200	141
Revaluation of interest rate hedge instruments (note 25)	63	86
Revaluation of raw material hedge instruments (note 25)	38	—
Net assets related to funded obligations	33	26
Other	326	228
TOTAL	758	684

Note 9—Inventories

Inventories are detailed below, distinguishing between those held at historic cost and those carried at fair value less costs to sell.

At 31 December 2005 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at fair value less costs to sell	Total
Raw materials and stock	1,056	1,974	3,030
Work in progress	900	687	1,587
Finished goods	575	1,800	2,375
Contracts in progress	98	—	98
Spares	68	395	463
Advances and prepayments on orders	27	—	27
TOTAL	2,724	4,856	7,580

At 31 December 2004 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at fair value less costs to sell	Total
Raw materials and stock	969	1,807	2,776
Work in progress	689	808	1,497
Finished goods	485	1,527	2,012
Contracts in progress	88	—	88
Spares	48	361	409
Advances and prepayments on orders	19	—	19
TOTAL	2,298	4,503	6,801

Impairments made in order to value inventories at their fair value less costs to sell amount to EUR 618 million at 31 December 2005 (2004: EUR 560 million).

Note 10—Trade receivables

In EUR million	2005	2004
Gross amount	3,862	3,889
Depreciation	-146	-132
TOTAL	3,716	3,757

Note 11—Other receivables

In EUR million	2005	2005
Other advance payments to public authorities	535	430
Revaluation of exchange rate hedge instruments (note 25)	172	45
Revaluation of raw material hedge instruments (note 25)	56	48
Prepaid expenses	57	61
Other receivables	691	662
TOTAL	1,511	1,246

Note 12—Cash and cash equivalents

In EUR million	2005	2004
Marketable securities	2,654	2,298
Cash at bank and in hand	1,481	1,392
Short term bank deposits	510	353
TOTAL	4,645	4,043

Note 13—Equity

13.1—Issued capital and share premium

At 31 December 2005, subscribed capital comprises 639,774,327 ordinary shares without face value, issued, fully paid up and representing EUR 3,198,871,635. The share premium amounts to EUR 5,396,604,061.

The authorised share capital comprises 1,000,000,000 shares and amounts to EUR 5 billion.

There were no changes in capital, share premium and authorised share capital during the year 2005.

■	Evolution of the number of shares in issue

Number of Shares
31 December 2003	533,040,796
Capital increase	106,733,531
31 December 2004	639,774,327
31 December 2005	639,774,327

13.2—Exchange differences

The movements in exchange differences of EUR 552 million (2004: EUR -95 million) are primarily due to the appreciation of the US Dollar and the Brazilian Real compared to the EUR.

13.3—Other consolidated reserves

Other consolidated reserves amount to EUR 6,504 million (2004: EUR 2,955 million) and mainly contain the profit attributable to the equity holders of the parent company of EUR 3,846 million (2004: EUR 2,290 million).

13.4—Share option plan

Arcelor has established three share option plans, the features of which are as follows:

	First plan established on 30 June 2003	Second plan established on 30 June 2004	Third plan established on 30 June 2005
Number of shares granted at 31 December 2005	1,320,863	1,202,663	1,135,000
Exercise price (in EUR)	9.67	13.11	16.17
Maturity date	June 30, 2010	June 30, 2011	June 30, 2012
Price of the underlying at the date of grant (in EUR)	9.81	13.35	16.22
Historical volatility (in %)	46.2	31.8	35.25
Dividends (in EUR)	0.4	0.4	0.6
Interest rate (in %)	3.5	4.1	2,925

The option pricing model used for these three plans is the binomial model.

Furthermore, the beneficiaries of the Usinor share option plan established on 7 March, 2000 and covering 2,380,000 shares have the possibility of converting their Usinor shares into Arcelor shares. The maturity date of this plan is 7 April 2007. The exercise price is EUR 15.24 and the number of options issued at 31 December 2005 is 1,017,150.

The movements in the number of outstanding share options during the year were as follows:

Number of share options	2005	2004
Options at the beginning of year	4,723,824	4,679,500
Options granted during year	1,145,000	1,249,224
Options forfeited accepted during year	-10,000	—
Options exercised during year	-974,950	-957,200
Options expired during year	208,198	247,700
OPTIONS AT THE END OF YEAR	4,675,676	4,723,824

Pursuant to the new standard IFRS 2 Share-based payments, plans granted after 7 November 2002 are subject to specific valuations by the Group since 1 January 2005. The two Arcelor plans, granted on 30 June 2003 and 30 June 2004 have crystallised, in this context, a charge direct to equity of EUR 2.66 million on 1 January 2005. The charge to the result in 2005 associated with these plans as well as the third plan established on 30 June 2005 amounts to EUR 3.59 million.

13.5—Own Shares

Number of share options	Number of shares	Value (in EUR million)
31 December 2003	54,644,789	756
Acquisitions	1,251,818	19
Disposals	-29,094,200	-408
31 December 2004	26,802,407	367
Acquisitions	8,189,502	147
Disposals	-15,220,613	-247
31 December 2004	19,771,296	267

13.6—Dividends

The Board of Directors will propose a gross dividend of EUR 1.20 per share which will be paid on 28 May 2006. These financial statements do not reflect this dividend which is subject to the approval of the shareholders at the annual general meeting to be held on 28 April 2006.

13.7—Control over Acesita

In accordance with IFRS 3, the assets and liabilities of Acesita held at the time when the Group obtains control over this company were revalued at fair value. Thus, the consolidated shareholders’ equity increased by EUR 42 million (2004: on group level EUR 158 million which relates to CST by EUR 123 million and Acindar by EUR 35 million).

Note 14—Earnings per share

The basic earnings per share are calculated by dividing the net profit (Group share) by the weighted average number of shares in issue during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2005	2004
Net profit (Group share in EUR million)	3,846	2,290
Number of ordinary shares in issue	639,774,327	578,365,994
Weighted average number of own shares	-25,707,728	-34,581,269
Weighted average number of shares used for the calculation of basic earnings per share	614,066,599	543,784,725
Earnings per share (in EUR)	6.26	4.21

The diluted earnings per share are calculated by taking the financial instruments giving access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected in the context of the exercise of rights (subscription coupons and options) they are first applied to the purchase of shares at market price if this is above the exercise price of the right.

In each case, funds are taken into account on a pro-rata basis in the year of issue of the diluting instrument and on the first day of the following financial year.

	2005	2004
Net profit (Group share in EUR million)	3,846	2,314
Elimination of interest expense, net of tax, of convertible debt instruments (O.C.E.A.N.E.)	19	36
Elimination of charge associated to stock option plans, net of tax	3	—
Net profit used for the calculation of diluted earnings per share (in EUR million)	3,868	2,350
Weighted average number of shares	614,066,599	543,784,725
Adjustment for assumed conversion of convertible debt instruments (O.C.E.A.N.E.) and for assumed exercise of stock option plans	41,051,425	69,606,407
Weighted average number of shares in issue, used for the calculation of diluted earnings per share	655,118,024	613,391,132
Diluted earnings per share in EUR	5.90	3.83

Note 15—Minority interests in equity

In the year ended 31 December 2005 minority interests increased by EUR 1,109 million, including EUR 617 million relating to changes in the consolidation scope, in particular Acesita (EUR 568 million). The share of the minority of the 2005 result contributed to an increase in the minority interest of EUR 432 million.

In the year ended 31 December 2004 minority interest increased by EUR 685 million, including EUR 376 million relating to changes in the consolidation scope, primarily CST (EUR 511 million), Acindar (EUR 113 million) and Aceralia (EUR -158 million). The share of the minority of the 2004 result also contributed to an increase in the minority interest of EUR 403 million.

Note 16—Interest-bearing liabilities

In EUR million	2005	2004
Convertible debenture loans	709	698
Non-convertible debenture loans	2,090	2,420
Amounts owed to credit institutions	1,016	786
Amounts owed on fixed assets held under finance leases	126	82
Fair value of conversion option relating to convertible debenture loan (note 25)	168	124
Fair value of interest rate hedge instrument (note 25)	—	2
Borrowings and other financial debt	232	366
LONG TERM BORROWINGS	4,341	4,478
Short term element of convertible debenture loans	0	484
Short term element of non-convertible debenture loans	130	115
Amounts owed to credit institutions	331	187
Commercial paper	504	487
Current bank borrowings	92	178
Amounts owed on fixed assets held under finance leases	15	8
Accrued interest payable	62	92
Fair value of interest rate hedge instruments (note 25)	—	12
Borrowings and other financial debt	489	730
SHORT TERM BORROWINGS	1,623	2,293

16.1—Convertible debenture loans

On 1 January 2005 Arcelor completed the redemption of the O.C.E.A.N.E. 2005 3.875% debenture loan, falling due on the same day.

Following the revised version of IAS 32 and its retrospective application (refer to note 1), the fair value as at 1 January 2004 of the equity conversion option relating to the O.C.E.A.N.E. 2017 3% debenture loan is reclassified by EUR 70 million from shareholders’ equity to interest-bearing liabilities. This option is restated each year end at its fair value (note 22).

16.2—Breakdown by currency (excluding short term debt)

In EUR million	2005	%	2004	%
Euro	3,497	81	3,466	77
US dollar	568	13	695	16
Brazilian Real	263	6	272	6
Other	13	—	45	1
TOTAL	4,341	100	4,478	100

16.3—Breakdown by maturity (excluding short term debt)

In EUR million	2005	2004
2006	0	618
2007	336	217
2008	839	893
2009	286	244
2010	780	—
After more than 5 years	2,100	2,376
TOTAL	4,341	4,478

16.4—Interest rates

a) Long term debts

Variable interest rates on borrowings are primarily indexed to EURIBOR and LIBOR. When hedging instruments are in place to convert fixed to variable rates the borrowings are recorded as variable rate loans.

16.5—Detail of main individual long-term loans

In EUR million	2005	2004
Arcelor Finance
Debenture loan 5.375% 1998 / 2006 (EUR 62 million)	—	62
Debenture loan 6.385% 2003 / 2015 (USD 120 million)	103	91
Debenture loan 3.395% 2004 / 2009 (EUR 100 million)	100	100
Debenture loan 5.125% 2003 / 2010 (EUR 600 million)	619	621
Debenture loan 6.125% 2001 / 2008 (EUR 600 million)	625	640
Debenture loan 5.50% 2004 / 2014 (EUR 100 million)	108	107
Debenture loan 4.625% 2004 / 2014 (EUR 500 million)	495	494
Debenture loan 2005 / 2020 (USD 11 million)	8	—
EURIBOR loan 3 months 2002 / 2006	—	9
EURIBOR loan 3 months 2005 / 2011 (EUR 97 million)	97	—
Loan 3.94% 2005 / 2009 (EUR 53 million)	53	—
EURIBOR loan 3 months 2005 / 2010 (EUR 30 million)	30	—
EURIBOR loan 3 months 2005 / 2010 (EUR 35 million)	35	—
Loan 4.67% 2001 / 2011 (EUR 47 million)*	31	—
Loan 5.36% 2002 / 2012 (EUR 73 million)*	58	—
Loan 5.01% 2002 / 2010 (EUR 5 million)*	3	—
Loan 4.01% 2003 / 2011 (EUR 5 million)*	4	—
Loan 5.56% 1995 / 2009 (EUR 25 million)**	9	—
Loan 5.45% 1995 / 2009 (EUR 25 million)**	9	—
Loan 6.4% 2001 / 2011 (EUR 58 million)	32	40
Issue of transferable securities—EURIBOR 3 months 2003 / 2008 (EUR 80 million)	79	80
Loan of 4.06% 2003 / 2008	14	21
EURIBOR loan 3 months 2000 / 2013 (EUR 100 million)	83	94
Other loans	36	53
SUB-TOTAL	2,631	2,412

Arcelor
Convertible debenture loan 3% 2002 /2017	836	787
Usinor
Debenture loan 7.25% (USD 300 million) 1996 / 2006	—	235
Arbed
EURIBOR loan 2000 / 2007	20	30
EURIBOR loan 3 months 2000/2006	—	70
Loan 5.06% 2001/2011 (CAIS Finance)*	—	112
Belgo Siderurgia
TJLP debenture loan 1998 / 2010 (BRL 97 million)—BMP	23	22
IGPM debenture loan 2003 / 2011 (BRL 93 million)—BMPS	—	20
LIBOR loan 2003 / 2006 (BRL 60 million)—Belgo	—	7
IGPM debenture loan 2003 / 2017 (BRL 29 million)—BMPS	—	7
Convertible debenture loan 2004 / 2012 (USD 47 million)—Acindar	41	35
TC+4% loan 2003/2009 CARS 100 million)—Acindar	—	24
TJLP debenture loan 1997 / 2009 (BRL 13 million)	5	—
TJLP debenture loan 1997 / 2009 (BRL 20 million)	7	—
IGPM debenture loan 1999 / 2017 (BRL 13 million)	5	—
CST
TJLP loan 2000 / 2010 (BRL 221 million—2004: BRL 264 million)	65	44
TJLP loan 2000 / 2007 (BRL 149 million)	—	14
TJLP loan 2003 / 2012 (BRL 79 million—2004: BRL 104 million)	23	25
LIBOR loan 2003 / 2013 (USD 99 million)	—	51
LIBOR loan 2005 / 2017 (USD 51 million)	42	29
LIBOR loan 2005 / 2016 (USD 70 million)	57	—
LIBOR loan 2005 / 2017 (USD 11 million)	9	—
Debenture loan 2005 / 2014 (USD 19 million)	15	—
Vega do Sul
Libor loan 2002 / 2014 (USD 46 million—2004: USD 50 million)	35	34
Libor loan 2002 / 2012 (USD 2 million—2004: USD 100 million)	—	63
TJLP loan 2002 / 2011 (BRL 281 million—2004: BRL 280 million)	82	77

In EUR million	2005	2004
Acesita
“Pre-Export” loan 2003 / 2010 (USD 50 million)	36	—
“Pre-Export” loan 2003 / 2011 (USD 50 million)	41	—
“Pre-Export” loan 2003 / 2007 (USD 15 million)	9	—
“Pre-Export” loan 2004 / 2007 (USD 10 million)	8	—
“Pre-Export” loan 2004 / 2009 (USD 14 million)	12	—
“Pre-Export” loan 2004 / 2007 (USD 10 million)	8	—
TJLP loan 2005 / 2010 (BRL 32 million)	9	—
Other loans	322	380
TOTAL	4,341	4,478

*	These loans have been transferred from Arbed to Arcelor Finance in 2005.
**	These loans have been transferred from “other loans” to Arcelor Finance in 2005.

Note 17—Employee benefits

17.1—Introduction

The majority of the companies included in the Arcelor consolidation scope are European and Brazilian entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

When complementary benefits provided to employees give rise to a future commitment of the Group, a provision is calculated based on actuarial valuation methodology. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In order to reflect the evolution of the expected rate on debenture loan return in 2005, the Group decided to reduce its discount rate for the euro area from 5% to 4.5%.

The resulting actuarial loss (EUR 131 million) has been accounted for in line with the corridor policy and is included in the caption “Unrecognised actuarial gains or losses”.

Some subsidiaries have determined to cover partly or completely their retirement obligations through contracts with external insurance providers where such hedging is compulsory (funded obligations). External policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 196 million in total, including all benefits) represents the net liability of the Group in relation to such benefit schemes. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

At the end of the year 2005, the Group passed part of its commitments for the pension arrangements in France to an external insurer (complementary pension plan IRUS).

17.2—Financial information

17.2.1—Detail of the provisions by type of commitment

Pre-retirement plans have been reclassified to the balance sheet caption “Provisions for termination benefits” (note 18).

Provisions for pension and other benefits are analysed as follows:

■	Detail of the provisions for pension and other benefits

In EUR million	2005	2004
Complementary pension plans	979	1,196
Leaving compensation	374	379
Private medical insurance	25	26
Work medals	53	51
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	1,431	1,652

Charges in the year associated with these additional benefits granted to staff (excluding the interest charge linked to the discounting of commitments and to the discounted return on assets) are disclosed within the caption “Staff costs” in the income statement, as detailed at note 21.

17.2.2—Pensions

	France		Belgium		Germany		Luxembourg		Brazil		United States		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	19	19	284	294	7	7	1	1	218	24	12	68	57	47	598	460
Actual return on plan assets	2	—	14	8		—	—	—	84	24	—	1	3	6	103	39
Actuarial (gains) / losses	1	—	7	—		—	—	—	7		—	—	3	—	18	—
Additional funding	8	—	27	26	2	1	—	—	12	6	—	4	—	2	49	39
Benefits paid out	—	—	-25	-24	—	-1	—	—	-13	-4	-1	-2	-4	-2	-43	-33
Acquisitions / disposals / settlements	—	—	-1	—		—	—	—	-52		—	-59	—	—	-53	-59
Changes in consolidation scope	—	—	—	-20		—	—	—	66	186	—	—	12	4	78	170
Exchange differences	—	—	—	—	—	—	—	—	44	-18	2	—	—	—	46	-18
Closing differences	30	19	306	284	9	7	1	1	366	218	13	12	71	57	796	598
Actuarial value of commitments
Opening balance	781	656	375	330	374	344	199	179	208	23	12	142	76	58	2,025	1,732
Current service cost	39	40	10	10	4	4	5	5	6	2	—	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Actuarial (gains) / losses	37	84	14	31	9	30	8	26	55	10	-1	8	6	10	128	199
Staff funding	—	—	—	—	—	—	—	—	4	2	—	—	1	1	5	3
Disbursements	-278	-32	-28	-28	-25	-24	-22	-20	-13	4	—	-68	-8	-6	-374	-182
Acquisitions / disposals / settlements	-62	-3	-2	—		—	—	—	-6		—	-79	3	1	-67	-81
Obligation transfer	—	—	-1	—		—	8	—	—		—	—	—	—	7	—
Change in pension plan	—	—	4	13	2	1	—	—	—			—		5	6	19
Changes in consolidation scope	-4	-8	—	—		—	1	-1	32	186	—	—	17	2	46	179
Exchange differences	—	—	—	—		—	—	—	42	-17	2	—	—	-1	44	-19
Closing balance	555	781	390	375	382	374	209	199	347	208	14	12	103	76	2,000	2,025
Balance sheet provision

	France		Belgium		Germany		Luxembourg		Brazil		United States		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Present value of funded obligations	126	150	361	344	12	8	3	3	347	208	14	12	100	76	963	801
Fair value of plan assets	-30	-19	-306	-284	-9	-7	-1	-1	-366	-218	-13	-12	-71	-57	-796	-598
Sub-total: Net present value of funded obligation	96	131	55	60	3	1	2	2	-19	-10	1	—	29	19	167	203
Present value of unfunded obligations	429	631	29	31	370	366	206	196	—		—				-1,037	1,224
Unrecognised actuarial gains / (losses)	-69	-83	-77	-76	-47	-37	-49	-42	15	8	-2	-1	-29	-20	-258	-251
Unrecognised service cost	—	—	—	—	—	-5	—	-2	—		—	—	—	1	—	-6
Sub-total: Net commitments	456	679	7	15	326	325	159	154	-4	-2	-1	-1	3	—	946	1,170
Net assets related to funded obligations	—	—	22	16	—	—	—	—	4	2	1	1	6	7	33	26
Balance sheet provision	456	679	29	31	326	325	159	154	—	—	—	—	9	7	979	1,196
Breakdown of charge for the period
Current service cost	39	40	10	10	4	4	5	5	6	2	—	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Expected return on assets	-1	-1	-12	-16		—	—	—	-27	-6	-1	-7	-5	-3	-46	-33
Actuarial (gains) / losses recognised in the period	7	-4	3			—	1	4	7		—	6	—	2	18	9
Amortisation of past service cost	—	—	4	11	4	1	2	2	—		—	—	—	1	10	15
Curtailments and settlements	-20	3	—	—		—	—	—	1		—	8	—	—	-19	5
Expenses recognized in the income statement	67	76	23	25	26	24	18	21	6	2	—	17	3	6	143	171
Movements in balance sheet provision
Opening provision	679	643	31	19	325	322	154	154	—	—	—	73	7	78	1,196	1,218
Changes in consolidation scope	-4	-8	—	—	—	—	1	-1	—	—	—	—	—	—	-3	-9
Exchange differences	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	1
Variation of net assets related to funded obligations	—	—	6	16	—	-1	—	—	2	1	—	1	-1	—	7	17
Obligation transfer	—	—	—	—	2	4	8	—	—	—	—	-22	—	—	10	-18
Disbursements	-286	-32	-31	-29	-27	-24	-22	-20	-8	-3	—	-70	—	-6	-374	-184
Expenses recognized in the income statement	67	76	23	25	26	24	18	21	6	2	—	17	3	6	143	171
Closing provision	456	679	29	31	326	325	159	154	—	—	—	—	9	7	979	196
Main actuarial assumptions
Discount rate	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	11.16%	12.35%	5.75%	6.00%	—	—	—	—
Expected return on plan assets	5.00%	5.75%	4.06%	4.08%	4.00%	4.00%	4.00%	4.00%	13.54%	12.35%	8.50%	8.50%	—	—	—	—
Average rate of salary increase	2.82%	3.00%	3.58%	3.47%	2.49%	2.51%	4.57%	3.91%	6.90%	7.63%	(*)0.00%	(*)0.00%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	5.00%	5.00%	2.00%	2.00%	—	—	—	—
Defined contribution plan
Contributions during the period	—	—	11	11	—	—	1	2	2	—	2	1	5	1	21	15

17.2.3—Leaving indemnities

	France		Others		Total
In EUR million	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	8	12	—	—	8	12
Actual return on plan assets	—	1	—	—	—	1
Actuarial (gains) / losses	—	—	—	—	—	—
Additional funding	—	—	—	—	—	—
Benefits paid out	—	—	—	—	—	—
Acquisitions / disposals / settlements	—	—	—	—	—	—
Changes in consolidation scope		-5				-5
Exchange differences	—	—	—	—	—	—
Closing balance	8	8	—	—	8	8
Actuarial value of commitments
Opening balance	274	275	30	35	304	310
Current service cost	9	8	1	2	10	10
Interest cost	13	15	2	1	15	16
Actuarial (gains) / losses	-4	7	2	-3	-2	4
Staff funding	—	—	—	—	—	—
Benefit paid out	-16	-14	-3	-3	-19	-17
Acquisitions / disposals / settlements	-3	-5	—	—	-3	-5
Changes in pension plan	-5	—	—	6	-5	6
Changes in consolidation scope	-1	-12	—	-8	-1	-20
Exchange differences	—	—	—	—	—	—
Closing balance	267	274	32	30	299	304
Balance sheet provision
Present value of funded obligations	12	10	—	—	12	10
Fair value of plan assets	-8	-8	—	—	-8	-8
Sub-total: Net present value of funded obligations	4	2	—	—	4	2
Present value of unfunded obligations	255	264	32	30	287	294
Unrecognised actuarial gains / (losses)	76	78	1	3	77	81
Unrecognised past service costs	6	2	—	—	6	2
Balance sheet provision	341	346	33	33	374	379
Breakdown of charge for the period
Current service cost	9	8	1	2	10	10
Interest cost	13	15	2	1	15	16
Expected return on assets	—	—	—	—	—	—
Actuarial (gains) / losses recognised in the period	-6	-8	—	1	-6	-7
Amortisation of past service cost	-1	2	—	6	-1	8
Curtailments and settlements	-3	-6	—	—	-3	-6
Expenses recognised in the income statement	12	11	3	10	15	21
Movement in balance sheet provision
Opening provision	346	357	33	34	379	391
Changes in consolidation scope	-1	-8	—	-8	-1	-16
Exchange differences	—	—	—	—	—	—
Disbursements	-16	-14	-3	-3	-19	-17
Expenses recognised in the income statement	12	11	3	10	15	21
Closing provision	341	346	33	33	374	379
Main actuarial assumptions
Discount rate	4.50%	5.00%	—	—	—	—
Expected return on plan assets	5.75%	5.75%	—	—	—	—
Average rate of salary increase	2.97%	3.00%	—	—	—	—
Inflation rate	2.00%	2.00%	—	—	—	—

17.2.4—Other benefits (medical insurance, work medals)

	France		Belgium		Others		Total
In EUR million	2005	2004	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	—	—	3	—	—	6	3	6
Actuarial (gains) / losses	—	—	—	—	—	—	—	—
Actual return on plan assets	—	—	-1	—	—	—	-1	—
Additional funding	—	—	2	4	—	—	2	4
Benefits paid out	—	—	-2	-1	—	—	-2	-1
Acquisitions / disposals / settlements	—	—	—	—	—	-6	—	-6
Changes in consolidation scope	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—	—	—
Closing balance	—	—	2	3	—	—	2	3
Actuarial value of commitments
Opening balance	35	36	34	—	14	94	83	130
Current service cost	1	1	—	—	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Actuarial (gains) / losses	4	3	1	3	—	—	5	6
Staff funding	—	—	—	—	—	—	—	—
Benefit paid out	-7	-6	-2	-2	-2	-3	-11	-11
Acquisitions / disposals / settlements	—	—	—	—	—	-82	—	-82
Changes in pension plan	1	—	—	31	—	-1	1	30
Changes in consolidation scope	—	-1	—	—	—	1	—	—
Exchange differences	—	—	—	—	—	—	—	—
Closing balance	36	35	35	34	14	14	85	83
Balance sheet provision
Present value of funded obligations	—	—	27	27	—	—	27	27
Fair value of plan assets	—	—	-2	-3	—	—	-2	-3
Sub-total: Net present value of funded obligations	—	—	25	24	—	—	25	24
Present value of unfunded obligations	36	35	8	7	14	14	58	56
Unrecognised actuarial gains / (losses)	—	—	-5	-3	—	—	-5	-3
Unrecognised past service costs	—	—	—	—	—	—	—	—
Balance sheet provision	36	35	28	28	14	14	78	77
Breakdown of charges for the period
Current service cost	1	1	—	—	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Expected return on assets	—	—	—	—	—	—	—	—
Actuarial (gains) / losses recognised in the period	4	3	—	—	—	—	4	3
Amortisation of past service cost	1	—	—	28	—	-2	1	26
Curtailments and settlements	—	—	—	—	—	-76	—	-76
Expenses recognised in the income statement	8	6	2	30	2	-73	12	-37
Movement in balance sheet provision
Opening provision	35	36	28	—	14	88	77	124
Changes in consolidation scope	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	1	—	1
Disbursements	-7	-7	-2	-2	-2	-2	-11	-11
Expenses recognised in the income statement	8	6	2	30	2	-73	12	-37
Closing provision	36	35	28	28	14	14	78	77
Main actuarial assumptions
Discount rate	4.50%	5.00%	4.50%	5.00%	—	—	—	—
Expected return on plan assets	—	—	5.00%	5.75%	—	—	—	—
Average rate of salary increase	2.86%	3.00%	—	—	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	—	—	—	—

17.3—Change in accounting policy as from January 1, 2006

In order to improve disclosure of the gradual externalisation of its pension commitments, the Group will recognize actuarial gains or losses immediately to shareholders’ equity starting January 1, 2006, in accordance with IAS 19 revised, and thus replace the corridor policy allowing deferred recognition of net actuarial gains or losses (“unrecognised actuarial gains/losses”, see paragraphs 17.2.2, 17.2.3 and 17.2.4 above).

This change in accounting policy will affect long-term benefits granted to staff (complementary pension plans, retirement benefits and medical insurance for pensioners), with the single exception of work medals. The Group does not apply the corridor policy to work medals and their valuation is subject to a different level of uncertainty compared to the remaining long-term benefits.

First-time adoption of this new accounting policy will lead to a transfer of net unrecognised actuarial gains or losses at 31 December 2005 to shareholders’ equity. The impact on balance sheet provisions is as follows:

In EUR million	Closing balance 2005	Actuarial gains or losses	Opening balance 2006
Complementary pension plans	979	258	1,237
Leaving indemnities	374	-77	297
Medical insurance	25	5	30
Work medals	53	—	53
TOTAL EMPLOYEE BENEFITS	1,431	186	1,617

Note 18—Provisions for termination benefits

The provisions for termination benefits reflect social commitments that the Group has made in the context of its restructuring plans announced prior to the year-end (which may subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

In EUR million	Social provisions	Early retirement plans	Total
Opening balance at 1 January 2005	441	496	937
Increase in provision	46	81	127
Utilisation and reversal	-67	-101	-168
Reclassifications (social plans transformed into early retirement plans during the year)	-4	4	—
Other reclassifications, changes in consolidation scope and foreign exchange variations	-5	-9	-14
CLOSING BALANCE AT 31 DECEMBER 2005	411	471	882

Charges for the period relating to social provisions are recorded in “Other operating charges” in the income statement. Charges for the period relating to early retirement plans are recorded in “Staff costs” in the income statement as detailed in note 21.

18.1—Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans (amounts in EUR million):

•	Flat Carbon Steel sector (2005: 324; 2004: 332): primarily the social plan related to the reorganisation of the hot phase in Liège (2005: 184; 2004: 176) and the increase of the social provisions in Spain within the context of the ARCO project (2005: 109; 2004: 107).

•	Stainless Steel sector (2005: 59; 2004: 78): primarily the social provisions relating to the reorganisation of Ugitech S.A. (2005: 14; 2004: 20) and the increase of social provisions relating to the closure of the Isbergues site within Ugine & ALZ France (2005: 31; 2004: 31).

•	A3S sector (2005: 17; 2004: 26).

18.2—Early retirement plans

An actuary reviews the early retirement plans, which are either part of restructuring measures or collective agreements. The main assumptions and the movements during the year are summarised in the following table.

	France		Germany		Luxembourg		Others		Total
In EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance sheet provision
Present value of unfunded obligation	378	373	53	63	2	13	38	47	471	496
Unrecognised actuarial gains/(losses)	—	—	—	—	—	—	—	—	—	—
Balance sheet provision	378	373	53	63	2	13	38	47	471	496
Breakdown of charges for the period
Current service cost	31	—	7	12	—	—	2	7	40	19
Interest cost	17	116	2	3	—	1	2	2	21	22
Actuarial (gains) / losses recognized in the period	19	18	1	8	-3	-15	-2	1	15	12
Amortisation of past service cost	5	9	—	—	1	7	-1	—	5	16
Expenses recognised in the income statement	72	43	10	23	-2	-7	1	10	81	69
Movement in balance sheet provision
Opening provision	373	401	63	58	13	25	47	47	496	531
Changes in consolidation scope	—	-2	—	—	—	—	—	-2	—	-4
Exchange differences	—	—	—	—	—	—	—	—	—	—
Acquisition / disposal	—	—	—	—	—	—	-1	—	-1	—
Obligation transfer	4	—	—	—	-8	—	—	—	-4	—
Disbursements	-71	-69	-20	-18	-1	-5	-9	-8	-101	-100
Expenses recognised in the income statement	72	43	10	23	-2	-7	1	10	81	69
Closing provision	378	373	53	63	2	13	38	47	471	496
Main actuarial assumptions
Discount rate	4.14%	4.22%	4.03%	4.00%	4.00%	4.00%	—	—	—	—
Average rate of salary increase	2.00%	2.00%	2.51%	2.51%	2.00%	2.00%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	—	—	—	—

Note 19—Other provisions

In EUR million	Restructuring costs	Commercial risks	Environmental risks	Other risks	Total
Opening balance	115	64	215	725	1,119
Increase in provisions	10	22	61	274	367
Utilisation and reversal	-21	-27	-53	-346	-447
Reclassifications, changes in consolidation scope and exchange differences	-7	2	5	148	148
CLOSING BALANCE	97	61	228	801	1,187

In EUR million	2005	2004
Other long term provisions	943	920
Other short term provisions	244	199
TOTAL OTHER PROVISIONS	1,187	1,119

19.1—Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under “Provisions for termination benefits” as detailed in note 18. Provisions for restructuring comprise provisions established in respect of charges for the dismantling and the restoration of sites.

By sector, restructuring provisions are analysed as follows:

•	Flat Carbon Steel: EUR 42 million (2004: EUR 52 million)

•	Stainless Steel: EUR 33 million (2004: EUR 37 million)

•	Other: EUR 22 million (2004: EUR 26 million)

19.2—Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3—Environmental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

In EUR million	2005	2004
Germany	2	2
Belgium	100	97
France	68	70
Luxembourg	53	40
Other	5	6
TOTAL	228	215

The provisions cover the anticipated costs relating to both protection and remediation of soil, ground water and surface water (2005: EUR 135 million, 2004: EUR 108 million), waste management (2005: EUR 35 million, 2004: EUR 31 million) and other environmental measurements (2005: EUR 58 million, 2004: EUR 76 million). The provisions are calculated in accordance with local and national legal standards and regulations.

19.4—Other risks

Other provisions cover the following risks:

In EUR million	2005	2004
Litigations	308	249
Tax risks	235	176
Social risks	21	15
Other risks	237	285
TOTAL	801	725

Provisions for tax risks include provisions booked within the context of disputes with local and/or national tax authorities.

Provisions for litigations comprise non-tax related claims.

The provisions for costs relating to personnel include provisions recorded which are not included under the heading of “Employee benefits”.

Note 20—Other amounts payable

In EUR million	2005	2004
Fixed asset suppliers	406	280
Prepayments on orders	217	214
Revaluation of foreign currency hedge instruments—Note 25	32	185
Revaluation of raw materials hedge instruments—Note 25	72	—
Tax and social security	1,334	1,253
Dividends payable	5	23
Other creditors	451	478
Deferred income	50	75
TOTAL	2,567	2,508

Note 21—Staff costs

For clarity, the interest charges relating to the discounting of the provisions for pensions and similar benefits and of early retirement provisions were included, as from 1 January 2005, in financial result and not under the heading “Staff costs”. These interest charges include both discounting charges relating to the provisions and financial income linked to the discounted return on assets. The comparative information has been restated (refer to note 1).

The charge for the year relating to the provision of pensions and similar benefits includes in 2005 non-recurring charges associated with the gradual externalisation of the complementary pension plan IRUS in France, and in 2004 non-recurring charges associated with the disposal of the American subsidiary company July Products.

In EUR million	2005	2004
Wages and salaries	3,352	3,298
Social charges	1,082	1,075
Contributions to defined contribution pension schemes—Note 17	21	15
Changes for the year in respect of additional employee benefits giving rise to provisions (not including interest charges)—Note 17	83	53
Charges for he year in respect of provisions for early retirement (and including interest charges)—Note 18	60	47
Employee profit-sharing scheme	103	84
Cost of equity-settled share-based payments	4	4
Other	194	172
TOTAL	4,899	4,748

Note 22—Net financing costs

In EUR million	2005	2004
Interest income	229	196
Interest charges	-336	-347
Discounting interest charges	-128	-145
• of which interest charges relating to the discounting of employee benefits provisions—Note 17	-87	-102
• of which interest charges relating to the discounting of early retirement provisions—Note 18	-21	-22
Dividends received	51	31
Foreign exchange result	120	-173
Restatement to fair value of the equity conversion option relating to the O.C.E.A.N.E. 2017 debenture loan	-44	-30
Restatement to fair value of other financial instruments	9	-18
Impairment of financial assets	-3	-28
Result on the disposal of financial assets	28	60
Other	-180	-67
TOTAL	-254	-521

The result on foreign exchange includes unrealised gains of EUR 82 million relating to the revaluation of exchange options falling outside the scope of cash flow hedging.

As of 1 January 2005, discounting interest charges include the interest charges and the discounted return on assets linked to the long-term benefits granted to staff (net balance of EUR 108 million).

Pursuant to the revising of IAS 32 at 1 January 2005, the restatement to fair value of the equity conversion option relating to the O.C.E.A.N.E. 2017 3% debenture loan resulted in a charge of EUR 44 million (2004: EUR 30 million).

Other net financing costs include banking charges and commissions for EUR 48 million.

Note 23—Taxation

Tax charge

■	Tax analysis:

In EUR million	2005	2004
Current tax	-396	-360
Deferred tax	235	-153
TOTAL TAXATION	-161	-513

■	Reconciliation between the tax charge and the result before tax:

In EUR million	2005	2004
Net profit	3,846	2,290
Minority interest	432	403
Result from companies accounted for using the equity method	-317	-413
Tax charge	161	513
PROFIT BEFORE TAX	4,122	2,793
Theoretical tax charge (33.80% in 2005, 35.37% in 2004)	-1,393	-988
Reconciliation
Permanent differences	123	147
Movements in unrecognised deferred tax assets	164	122
Variation in tax rates	-4	—
Tax deduction «Adene» (Brazil)	82	—
Tax deduction goodwill MJS (Brazil)	117	—
Tax deduction loan interest «Açominas» (Brazil)	56	—
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	71	35
Deferred tax assets related to losses carried forward	574	133
Tax credits and other taxes	49	38
EFFECTIVE TAX CHARGE	-161	-513

Permanent differences are primarily due to the following:

In EUR million	2005	2004
Depreciation	-8	-4
Goodwill and surplus amortisation	9	27
Result on disposal exempt from tax	80	110
Other charges and income, not deductible / not taxable	42	14
TOTAL	123	147

Deferred Tax

Permanent differences are primarily due to the following:

■	Movements in deferred tax liabilities

In EUR million	2005	2004
Balance as at January 1	605	265
Expense (income) for the period	108	57
Deferred tax assets related to losses carried forward	-109	—
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	-71	-35
Effects of the variations in exchange rates, consolidation scope and reclassifications.	32	323
Deferred tax booked directly to shareholders’ equity	6	-5
BALANCE AT 31 DECEMBER	571	605

Movements in deferred tax assets are analysed as follows:

■	Movements in deferred tax assets

In EUR million	2005	2004
Balance as at January 1	1300	1,436
Income (expense) for the period	-116	-84
Deferred tax assets related to losses carried forward	456	133
Utilisation of deferred tax assets related to losses carried forward	-226	-175
Deferred tax asset adjustments relating to prior periods	—	—
Effects of the variations in exchange rates, consolidation scope and reclassifications	-60	-4
Deferred tax booked directly to shareholders’ equity	-16	-6
BALANCE AT 31 DECEMBER	1,347	1,300

■	Origin of deferred tax assets and liabilities

	Assets		Liabilities		Net
In EUR million	2005	2004	2005	2004	2005	2004
Intangible assets	9	6	-3	-2	6	4
Property, plant and equipment	261	287	-941	-710	-680	-423
Inventories	120	110	-27	-26	93	84
Financial Instruments	36	32	-117	-32	-81	—
Other assets	267	56	-151	-76	116	-20
Provisions:	515	556	-147	-109	368	447
of which pensions	205	271	-11	-6	194	265
of which other social provisions	157	148	-1	-2	156	146
of which other provisions	153	137	-135	-101	18	36
Other liabilities	131	166	-111	-77	20	89
Tax losses carried forward	934	514	—	—	934	514
Deferred tax assets / (liabilities)	2,273	1,727	-1,497	-1,032	776	695
Deferred tax assets	—	—	—	—	1,347	1,300
Deferred tax liabilities	—	—	—	—	-571	-605
NET BALANCE	—	—	—	—	776	695

At 31 December 2005, the Group’s carried forward tax losses have the following maturity:

In EUR million	2005	2004
2006	27	1
2007	41	6
2008	30	10
2009	26	—
2009 and beyond	—	418
2010 and beyond	273	—
No maturity date	5,833	4,840
TOTAL	6,230	5,275
Other tax credits (long-term depreciation)	1,105	1,313

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2005:

In EUR million	Gross Amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	6,230	2,106	934	1,172
Other tax credits (long term losses)	1,105	166	—	166
Property, plant and equipment	,381	76	261	215
Other	,381	1,142	1,078	64
TOTAL		3,890	2,273	1,617

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2004:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,275	1,817	514	1,303
Other tax credits (long term losses)	1,313	451	—	451
Property, plant and equipment	1,541	548	287	261
Other	2,945	1,020	926	94
TOTAL	—	3,836	1,727	2,109

Note 24—Related party disclosure

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

24.1—Loans and guarantees given

In EUR million	2005	2004
Loans (including short-term loans) to non-consolidated companies	55	42
Guarantees granted to non-consolidated companies	161	159

24.2—Purchases and sales of goods and services

In EUR million	2005	2004
Sales	1,444	1,111
Purchases	758	500

24.3—Remuneration of the Board of Directors and General Management

In EUR million	2005	2004
Board of Directors and General Management	8.9	8.3

Additional details on remuneration are provided in the Report of the Chairman of the Board of Directors on Corporate Governance and the internal control procedures of this Annual Report.

Note 25—Financial instruments and derivatives

The Group uses financial instruments and derivatives to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights trading (starting 2005 for the latter risk category).

The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction and underlying risk, limits and/or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Group’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the ISDA type allowing netting in case of counter-party default).

The parent company centrally manages the risks of all the Group entities, with the exception of the North and South American companies. These entities manage their risks according to Group policy, and in agreement with the parent company.

Interest rate risk

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses or income, to hedge exchange risk related to loans and borrowings in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts (‘swaps’) allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of variable rates against other variable rates.

FRAs (‘forward rate agreements’) and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are revalued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

At 31 December 2005, the Group does not own interest rate derivatives that are not qualified as hedging instruments according to IAS 39.

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries.

Swaps might also be used to exchange a currency with another one, within the framework of exchange risk management.

The Group is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials and energy supply as well as on freight.

The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets.

The general policy of the Group is to hedge exchange risks on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

In this context, the Group has set up macro-economic management for a part of its purchases (mainly for its future raw materials and associated consumptions [iron, ore, coal and freight ]), enabling it to reprocess part or all of the related variations in value to shareholders’ equity. This accounting treatment is allowed in order to account for cash flow hedges.

At 31 December 2005, exchange rate derivatives used by the Group and qualifying as cash flow hedges under IAS 39 give rise to a hedging reserve of EUR 115 million. This reserve is recorded in Group equity (2004: -).

The hedging reserve is presented as follows:

In EUR million	Gross revaluation	Deferred Tax	Net revaluation
Exchange options	79	-27	52
Forward purchases USD	92	-29	63
TOTAL	171	-56	115

At 31 December 2005, the other derivative instruments employed in order to hedge exchange risks were recorded at market value; this resulted in a gain of EUR 82 million (2004: EUR -185 million).

Raw material risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. At 31 December 2005, a hedging reserve of EUR -12 million (net of tax) is integrated into the Shareholder’s equity of the Group (2004: EUR 28 million—net of tax).

At 31 December 2005 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of EUR 28 million (2004: EUR 0.8 million).

Emission rights

Pursuant to the coming into effect of the European Directive 2003/87/EC of 13 October 2003 establishing a scheme for emission allowance trading, the Group employs several types of derivatives (cash purchase/sale, forward transactions, options) in order to implement its management policy for associated risks.

At 31 December 2005 the reporting of other derivatives hedging emission rights at market value in the balance sheet led to a profit of EUR 0.1 million (2004: -).

Trading risk

If there are open positions, duly governed by limit tracking procedures (defined by the nature of the risk: authorised nominal amount, maximum level of loss/profit, fixed maturities), the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices, as well as with emission rights. Open positions are not significant with respect to the volume of hedging operations dealt or the general rate risk.

Following up on risks

The types of instruments, the products and currencies which may be used, as well as the maximum risk exposure are determined at management level. Each risk is monitored, on a daily basis and intra-day basis, by a dedicated and independent team, who can report directly to the Audit Committee of the Group, if necessary. In 2005 and 2004, the net profit or loss on trading operations was not significant to the Group’s results.

The portfolio of assets associated with derivative financial instruments at 31 December 2005 is as follows:

	2005			2004
In EUR million	Notional amount	Market value	Average rate*	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE AND CURRENCY SWAPS
—Fixed rate borrowings	—	—	—	—	—	—
—Fixed rate lendings	—	—	—	—	—	—
—Variable/variable	—	—	—	100	1	6.57%
INTEREST RATE SWAPS—FIXED RATE BORROWINGS
—EUR	—	—	—	—	—	—
—Foreign currency	254	3	2.74%	220	2	2.74%
INTEREST RATE SWAPS—FIXED RATE LOANS
—EUR	1,353	55	4.59%	1,400	72	4.72%
—USD	356	3	5.51%	308	11	5.51%
—Foreign currency	—	—	—	—	—	—
Interest rate swaps—variable/variable	115	—	2.94%	88	—	2.35%
FRA contracts—purchases	1,050	2	2.24%	100	—	2.26%
FRA contracts—sales	—	—	—	100	—	2.46%
Cap purchases	—	—	—	—	—	—
Cap sales	—	—	—	—	—	—
Floor purchases	100	—	2.55%	—	—	—
Floor sales	200	—	2.70%	—	—	—
TOTAL ASSET—NOTE 8	—	63	—	—	86	—
Exchange rate instruments
Forward purchase of foreign currency	2,722	65	—	77	4	—
Forward sales of foreign currency	111	—		890	41	—
Exchange options—purchases	1,296	73
Exchange options—sales	1,875	34
TOTAL ASSETS—NOTE 11		172
Raw Materials
Term contracts—sales	26	1	—	96	-13	—
Term contracts—purchases	242	61	—	401	65	—
Swaps using raw materials pricing index	1	1	—	9	0	—
Options—sales	62	2	—	9	-5	—
Options—purchases	120	29	—	179	1	—
TOTAL ASSETS—NOTE 11	—	94	—	—	48	—

(*)	Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The portfolio of liabilities associated with derivative financial instruments at 31 December 2005 is as follows:

	2005			2004
In EUR million	Notional amount	Market value	Average rate*	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE SWAPS—FIXED RATE BORROWINGS
—EUR	50	—	4.24%	50	-2	4.24%
—Foreign currency	—	—	—	—	—	—
FRA contracts-sales	1,000	—	2.52%	—	—	—
Cap purchases	200	—	2.70%	—	—	—
O.C.E.A.N.E. 2017 option	838	-168	4.22%	—	—	—
Long-term rates FRA contracts-purchases	—	—	—	190	-12	4.53%
TOTAL LIABILITIES—NOTE 16	—	-168	—	—	-14	—
Exchange rate instruments
Forward purchase of foreign currency	18	-2	—	1,583	-118	—
Forward sale of foreign currency	1,870	-17	—	—	—	—
Exchange options—purchases	275	-2	—	1,975	-22	—
Exchange options—sales	750	-11	—	1,675	-45	—
TOTAL LIABILITIES—NOTES 20		-32			-185
Raw materials
Term contracts—sales	129	-26	—	—	—	—
Term contracts—purchases	57	-2	—	—	—	—
Swaps using raw materials pricing index	8	-6	—	—	—	—
Options—sales	205	-35	—	—	—	—
Options—purchases	86	-3	—	—	—	—
TOTAL LIABILITIES—NOTES 20	—	-72	—	—	—	—

(*)	Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The assets and liabilities associated with interest rate instruments are distributed according to the following maturity dates:

In EUR million	2005	2004
< 1 year	7	-10
1 - 5 years	55	48
> 5 years	1	34
TOTAL	63	72
Assets associated with interest rate instruments	63	86
Liabilities associated with interest rate instruments	—	-14
TOTAL	63	72

The exchange rate instruments are reported in the following currencies:

	Purchased currencies
In EUR million	USD	CAD	EUR	JPY	2005	2004
USD	—	—	16	-2	14	-9
EUR	127	8	—	—	135	-140
CAD	—	—	-9	—	-9	1
GBP	—	—	—	—	—	8
2005	127	8	7	-2	140	—
2004	-138	—	-3	1	—	-140

Raw material instruments concern the following underlying materials:

In EUR million	2005	2004
Base metals	14	46
Gas	-2	1
Petroleum	2	1
Electricity	8	—
TOTAL	22	48
Assets associated with raw material instruments	94	48
Liabilities associated with raw material instruments	-72	—
TOTAL	22	48

Hedging instruments concerning base metals (zinc, nickel, aluminum, pewter and copper) and petroleum are negotiated in USD, whereas instruments concerning gas and electricity are negotiated in GBP and in EUR.

Note 26—Commitments given and received

Commitments detailed in this note do not include the commitments mentioned in note 25.

■	Commitments given

In EUR million	2005	2004
Personal guarantees on third-party financial loans and credit lines	133	106
Other personal guarantees	614	448
Property guarantees	684	394
Discounted bills (not yet at maturity)	266	29
Commitments to buy or dispose of fixed assets	896	1,013
Other commitments given	184	424
TOTAL COMMITMENTS GIVEN	2,777	2,414

■	Commitments received

In EUR million	2005	2004
Endorsements and guarantees received from non-consolidated companies	268	188
Other commitments received	191	129
TOTAL COMMITMENTS RECEIVED	459	317

Personal guarantees on third-party loans consist of personal guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method.

Other personal guarantees include pledges, first claim guarantees, documentary credits, letters of credit and other similar letters.

Property guarantees mainly consist of mortgages for an amount of EUR 212 million (2004: EUR 279 million).

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitisation programs.

Furthermore, at 31 December, 2005 the Group has lines of credit available from financial institutions totaling over EUR 5,000 million. (2004: EUR 4,000 million).

Note 27—Segment reporting

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

27.1—Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

■	2005

Figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Income Statement
Revenue	18,060	6,618	4,028	8,656	1,961	-6,712	—
Inter-sector sales	-3,849	-1,146	-84	-973	-660	6,712	—
TOTAL	14,211	5,472	3,944	7,683	1,301		32,611
Gross operating profit	3,634	1,371	173	328	132	3	5,641
Depreciation	-842	-277	-124	-84	-44	—	-1,371
Write-down	-20	-1	44	—	54	—	77
Operating profit (before goodwill)	2,772	1,093	93	244	142	3	4,347
Goodwill	1	18	—	10	—	—	29
Operating profit	2,773	1,111	93	254	142	3	4,376
Share of results in companies accounted for using the equity method	58	14	47	30	168	—	317
Balance sheet
Segment assets	18,359	5,578	4,171	3,707	9,578	-9,713	31,680
Property, plant and equipment	8,341	2,632	1,877	542	375	—	13,767
Investments in companies accounted for using the equity method	391	203	7	245	632	—	1,478
Unallocated assets							2,758
TOTAL CONSOLIDATED ASSETS	18,750	5,781	4,178	3,952	10,210	-9,713	35,916
Segment liabilities	6,734	1,689	1,516	1,736	3,096	-3,023	11,748
Unallocated liabilities		—	—	—	—	—	6,535
TOTAL CONSOLIDATED LIABILITIES	6,734	1,689	1,516	1,736	3,096	-3,023	18,283
ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	1,412	334	183	88	53	—	2,070
Other information
Number of employees (average)	47,112	20,248	13,908	11,207	5,220	—	97,695

■	2004

Figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Income Statement
Revenue	16,139	6,221	4,577	8,267	1,081	-6,109	30,176
Inter-sector sales	-3,480	-1,096	-84	-814	-635	6,109	—
TOTAL	12,659	5,125	4,493	7,453	446	—	30,176
Gross operating profit	2,368	1,289	268	516	20	—	4,461
Depreciation	-667	-249	-123	-105	-36	—	-1,180
Impairment charges	-3	-1	-18	-13	-10	—	-45
Operating profit (before goodwill)	1,698	1,039	127	398	-26	—	3,236
Goodwill	37	41	—	—	—	—	78
Operating profit	1,735	1,080	127	398	-26	—	3,314
Shares of results in companies accounted for using the equity method	212	52	32	14	103	—	413
Balance sheet
Segment assets	15,445	5,401	3,156	3,729	8,072	-8,427	27,376
Property, plant and equipment	7,374	2,239	904	514	199	—	11,230
Investments in companies accounted for using the equity method	492	169	153	38	514	—	1,366
Unallocated assets	—	—	—	—	—	—	2,496
TOTAL CONSOLIDATED ASSETS	15,937	5,570	3,309	3,767	8,586	-8,427	31,238
Segment liabilities	6,592	1,867	1,679	1,807	1,721	-1,925	11,741
Unallocated liabilities	—	—	—	—	—	—	7,270
TOTAL CONSOLIDATED LIABILITIES	6,592	1,867	1,679	1,807	1,721	-1,925	19,011
Acquisition of tangible and intangible fixed assets	738	416	151	79	40	—	1,424
Other information
Number of employees	48,825	20,364	12,055	11,586	2,999	—	95,829

27.2—Geographical breakdown

■	2005

Figures in EUR million, except for the number of employees	European Union (UE 25)	North America*	South America	Other	Total
Revenue	23,228	2,955	3,530	2,898	32,611
Segment assets	22,684	685	8,178	133	31,680
Property, plant and equipment	8,188	67	5,499	13	13,767
Gross operating result	3,895	68	1,659	19	5,641
Operating result	3,001	55	1,303	17	4,376
Acquisition of property, plant and equipment, and intangible assets	1,145	15	910	—	2,070
Number of employees (average)	76,221	1,118	20,018	338	97,695

(*)	North America, including Mexico

■	2004

Figures in EUR million, except for the number of employees	European Union (UE 25)	North America*	South America	Other	Total
Revenue	23,377	2,308	2,146	2,345	30,176
Segment assets	21,866	539	4,851	120	27,376
Property, plant and equipment	7,840	55	3,323	12	11,230
Gross operating result	3,461	90	897	13	4,401
Operating result	2,428	71	809	6	3,314
Acquisition of property, plant and equipment, and intangible assets	1,153	13	256	2	1,424
Number of employees (average)	79,344	1,414	14,770	301	95,829

(*)	North America, including Mexico

Note 28—Post-balance sheet events

Arcelor and the Canadian Group Dofasco announced on 21 February 2006 that 69,563,143 common shares of Dofasco (representing 88.38% of the Dofasco common shares outstanding on a fully-diluted basis) were deposited to Arcelor’s offer to acquire all of the outstanding common shares of Dofasco for CAD$ 71.00 in cash per Dofasco common share by the expiry time of the offer on 20 February 2006.

In order to provide Dofasco shareholders who have not yet accepted the offer with more time to do so, Arcelor has extended the expiry time of the offer to 7 March 2006. On this date, the shareholders of Dofasco, owning 77,530,766 Dofasco common shares, representing 98.5% of Dofasco common shares outstanding, accepted Arcelor’s offer.

On 24 February 2006, Chinese steelmaker Laiwu Steel Group agreed to sell to Arcelor a 38.41% stake in Laiwu Steel Corporation, a listed subsidiary of Laiwu Steel Group, Ltd.

Under the terms of the share purchase agreement, Arcelor will acquire 354,236,546 legal person shares from Laiwu Steel Group, Ltd at a price of RMB 5.888 per share for a total consideration of RMB 2,085,760,530.86. The all cash consideration is subject to adjustments based on the net asset value at a date close to the closing of the transaction.

On 3 March 2006, Arcelor, the “Société Nationale d’Investissement” (SNI, Morocco) and the reference shareholders of Sonasid (MAMDA, MCMA, Axa Assurances Maroc, RMA Watanya, CIMR and Attijariwalabarik) contracted a strategic partnership agreement designed for the development of Sonasid (Société Nationale de Sidérurgie) and allowing for Arcelor, SNI and the reference shareholders to combine their investments in Sonasid’s capital under certain conditions, by transferring their securities to a holding company, created for this purpose, at a price of MAD 1,350 per share. At the end of this stage, the holding company will own 64.86% of Sonasid’s capital.

On 10 March 2006, Arcelor announced the formation of an exclusive agreement with Schmolz+Bickenbach concerning the 100% disposal of its subsidiary Ugitech, a long—stainless steel producer.

Note 29—Emission rights

For the year 2005, the total volume of the rights allocated to the Group is 57.3 million tonnes. Emission volumes rose to 51 million tonnes at 31 December 2005.

3.9 million tonnes out of the 6,3 million surplus of available rights were sold on the market in the second half-year 2005, for a total amount of EUR 85 million. This surplus is partially linked to the closing of a certain number of continental factory sites and, on a more general note, to the voluntary reduction in production volumes during the year.

Note 30—Simplified Group organisation chart

Arcelor

Flat Carbon Steel

- **Arcelor Atlantique & Lorraine** — France — FC 100.00% (100.00)
- **Sollac Méditerranée** — France — FC 100.00% (100.00)
- **SIDMAR** — Belgium — FC 100.00% (99.82)
- **STAHLwerke Bremen** — Germany — FC 100.00% (99.88)
- **Cockerill Sambre** — Belgium — FC 100.00% (100.00)
- **Eko Stahl** — Germany — FC 100.00% (100.00)
- **Aceralia Corp. Siderurgica** — Spain — FC 99.72% (99.72)
- **Aceria Compacta Biskaia** — Spain — FC 80.00% (79.78)
- **Arcelor Packaging International** — France — FC 100.00% (100.00)
- **CST** — Brazil — FC 100.00% (66.60)
- **Vega do Sul** — Brazil — FC 100.00% (66.60)

Long Carbon Steel

- **ProfilARBED** — Luxembourg — FC 100.00% (99.82)
- **Stahlwerk Thüringen** — Germany — FC 100.00% (99.98)
- **Travi e Profilati** — Italy — FC 100.00% (100.00)
- **Aceralia Perfiles** — Spain — FC 100.00% (99.72)
- **LME (Lam. March. Europ.)** — France — EQ 34.00% (27.10)
- **Belgo-Siderurgia** — Brazil — FC 100.00% (66.60)
- **Acindar** — Argentina — FC 73.17% (48.73)
- **TrefilARBED** — Luxembourg — FC 100.00% (99.82)
- **Arcelor Huta W.Sp.z.o.o.** — Poland — FC 100.00% (100.00)

Stainless Steel And Alloys

- **Ugine & Alz Belgium** — Belgium — FC 100.00% (99.82)
- **Ugine & Alz France** — France — FC 100.00% (100.00)
- **Ugine & Alz Carinox** — Belgium — FC 100.00% (99.99)
- **Acesita** — Brazil — FC 40.12% (40.12) (Voting capital 76.20%)
- **Ugitech** — France — FC 100.00% (100.00)
- **Imphy Alloys** — France — FC 100.00% (100.00)
- **Imphy Ugine Précision** — France — FC 100.00% (100.00)
- **Meusienne de Construction** — France — FC 100.00% (100.00)

Arcelor Steel Solutions and Services (A3S)

- **Arcelor Négoce Distribution** — France — FC 100.00% (100.00)
- **PUM Service Acier** — France — FC 100.00% (100.00)
- **Arcelor International** — Luxembourg — FC 100.00% (99.82)
- **Arcelor Construction** — France — FC 100.00% (100.00)
- **Arcelor Projects** — Luxembourg — FC 100.00% (99.82)
- **Aceralia Transformados** — Spain — FC 100.00% (99.72)
- **Laminados Velasco** — Spain — FC 100.00% (99.72)

Other activities

- **ARBED** — Luxembourg — FC 99.82% (99.82)
- **Usinor** — France — FC 100.00% (100.00)
- **Arcelor Brasil** — Brazil — FC 66.60% (66.60)
- **Arcelor Finance** — Luxembourg — FC 100.00% (99.82)
- **Paul Wurth** — Luxembourg — IFC 48.10% (48.01)
- **Circuit Foil** — Luxembourg — FC 89.98% (89.82)
- **DHS** — Germany — EQ 51.25% (51.25)
- **Industeel Belgium** — Belgium — FC 100.00% (100.00)
- **Industeel France** — France — FC 100.00% (100.000)

—	Percentage of shareholdings in % and consolidation rates in ()

—	Consolidation method: FC (fully consolidated), EQ (equity method)

Note: The Industeel activity has been transferred from Stainless Steel to Other activities.

Note 31—Listing of Group companies at 31 December 2005

Consolidation scope:

•	371 companies fully consolidated (in addition to Arcelor S.A.)

•	186 companies con using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
Flat Carbon Steel sector
ACB subgroup comprising the following entities:
• Acería Compacta de Bizkaia SA, Sestao	Full consolidation	Spain	80.004286
• Acb, Acr Decapado Aie, Sestao	Full consolidation	Spain	100.000000
ACERALIA Corporación Siderúrgica SA, Gozón	Full consolidation	Spain	99.589962
Aceros URS SA, Viladecans	Equity method	Spain	45.024739
Arcelor Atlantique et Lorraine Sas, Puteaux	Full consolidation	France	100.000000
Arcelor España SA, Madrid	Full consolidation	Spain	100.000000
Arcelor FCS Commercial SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor Packaging International SA, Puteaux	Full consolidation	France	99.999801
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Planos Sagunto SL, Valencia	Full consolidation	Spain	99.999999
Arcelor Research SA, Puteaux	Full consolidation	France	99.779149
Borcelik Celik Sanyii Ticaret AS, Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz GmbH & Co KG, Bremen	Full consolidation	Germany	88.888889
Cia Hispano-Brasileira de Pelotizacao SA, Vitoria	Equity method	Brazil	49.111101
Cockerill Sambre SA, Seraing	Full consolidation	Belgium	100.000000
Coils Lamiere Nastri Spa, Caselette, subgroup comprising 20 entities	Equity method	Italy	35.000000
Comercial de Hojalata y Metales SA, San Adrian	Equity method	Spain	22.999561
Cortes y Aplanados Siderúrgicos SA, Barcelona	Full consolidation	Spain	100.000000
CST subgroup comprising the following entities:
• Companhia Siderúrgica de Tubarão SA (CST), Serra	Full consolidation	Brazil	100.000000
• CST Corporation BV, Amsterdam	Full consolidation	Netherlands	100.000000
• CST Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
• Skadden Consultadoria e Servicos Lda, Funchal Madeira	Full consolidation	Portugal	100.000000
Daval Sas, Puteaux	Full consolidation	France	100.000000
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Dermach SA, Madrid	Full consolidation	Spain	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal Scrl, Flémalle	Full consolidation	Belgium	99.999999
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333
Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange Sàrl, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano subgroup comprising 58 entities	Equity method	Spain	34.999996
La Magona subgroup comprising the following entities:
• La Magona d’Italia Spa, Firenze	Full consolidation	Italy	99.791940
• Magona International SA, Luxembourg	Full consolidation	Luxembourg	99.990000
• Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
• Tubisud Srl, Luogosano	Full consolidation	Italy	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Metalúrgica Asturiana SA, Mieres	Full consolidation	Spain	100.000000
R.Bourgeois SA, Besançon	Equity method	France	29.996667
Siderúrgica del Mediterráneo SA, Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	100.000000
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Sol Coqueria Tubarão SA, Serra	Full consolidation	Brazil	99.000000
Solcan Fininvest subgroup comprising the following entities:
• Solcan Fininvest Inc., Burlinton	Full consolidation	Canada	100.000000
• Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi Sanayi ve Ticaret AS, Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique SA, Puteaux	Full consolidation	France	99.999900
Sollac Lorraine SA, Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée Sas, Puteaux	Full consolidation	France	100.000000
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailor Steel America Llc, New York	Full consolidation	United States	70.602704
Tailored Blank Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailored Blank Eisenhüttenstadt GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Tailored Blank Genk NV, Genk	Full consolidation	Belgium	100.000000
Tailored Blank Liège SA, Liège	Full consolidation	Belgium	100.000000
Tailored Blank Lorraine SA, Uckange	Full consolidation	France	99.984252
Tailored Blank Zaragoza SA, Pedrola	Full consolidation	Spain	100.000000
Toleries Delloye-Matthieu SA, Marchin	Full consolidation	Belgium	100.000000
Usinor Auto SA, Puteaux	Full consolidation	France	99.969510
Vega do Sul SA, São Francisco do Sul	Full consolidation	Brazil	99.999996
Long Carbon Steel Sector
Arbed-Finanz Deutschland GmbH, Saarbrücken	Full consolidation	Germany	100.000000
Arcelor Alambron Zumárraga SA, Zumárraga	Full consolidation	Spain	100.000000
Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
Arcelor Huta L.W. Spzoo, Warszawa	Full consolidation	Poland	99.999487
Arcelor Laminados Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
Arcelor Perfiles subgroup comprising the following entities:
• Arcelor Perfiles SL, Madrid	Full consolidation	Spain	100.000000
• Aceralia Perfiles U.K. Ltd, Rayleigh	Full consolidation	United Kingdom	100.000000
• Aceralia Redondos Comercial SA, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Long Commercial Bordeaux SA, Merignac	Full consolidation	France	97.800000
• Arcelor Long Commercial Torino Srl, Torino	Full consolidation	Italy	100.000000
• Arcelor Perfiles Bergara SA, Bergara	Full consolidation	Spain	100.000000
• Arcelor Perfiles Madrid SL, Madrid	Full consolidation	Spain	100.000000
• Arcelor Perfiles Olaberria SL, Olaberria	Full consolidation	Spain	100.000000
• Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
• Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
• Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
• Kramer and Sons Trading Co, Detroit	Equity method	United States	50.000000
• Servicios Complementarios del Norte SL, Bilbao	Equity method	Spain	49.000000
• Sobrinos De Manuel Cámara SA, Renteria	Equity method	Spain	50.000000
• Triturados Férricos SL, Madrid	Equity method	Spain	33.300000
Arcelor Rails, Piles & Special Sections Sàrl, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Sections Commercial SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares SA, Rodange	Full consolidation	Luxembourg	80.467895
Asbm Sàrl, Luxembourg	Full consolidation	Luxembourg	100.00000
Belgo-Mineira subgroup comprising the following entities:
• Belgo Siderurgia SA, Belo Horizonte	Full consolidation	Brazil	99.999816
• Belgo Bekaert Arames Ltda, Contagem	Full consolidation	Brazil	55.000000
• Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
• Belgo Bekaert Nordeste SA, Feira de Santana	Full consolidation	Brazil	99.031811
• Belgo-Mineira Uruguay SA, Montevideo	Full consolidation	Uruguay	100.000000
• BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
• Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Cimaf Cabos SA, Osasco	Equity method	Brazil	50.000000
• Procables SA, Lima	Equity method	Peru	47.739239
• Productos de Acero SA, Santiago	Equity method	Chile	50.000000
• Wire Rope Industries SA, Montréal	Equity method	Canada	50.000000
• Acindar subgroup comprising the following entities:
• Acindar Industria Argentina de Aceros SA, Buenos Aires	Full consolidation	Argentina	73.165461
• Acindar do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999999
• Acindar Pymes SA, Buenos Aires	Equity method	Argentina	50.000000
• Acindar Uruguay Indústria Argentina de Aceros SA, Montevideo	Full consolidation	Uruguay	100.000000
• Agrinsa—Agro Industrial SA, La Rioja	Full consolidation	Argentina	100.000000
• Comercial Bagual Ltda, Santiago	Full consolidation	Chile	100.000000
• Eco Oil SA, Buenos Aires	Equity method	Argentina	16.666667
• Elmec SA, Buenos Aires	Full consolidation	Argentina	99.999950
• I.P.H. Saicf, Buenos Aires	Equity method	Argentina	32.999950
• Impeco SA, San Luis	Full consolidation	Argentina	99.999898
• Performa SA, Buenos Aires	Full consolidation	Argentina	100.000000
Belgo-Mineira Participacão Indústria e Comércio SA, Belo Horizonte	Full consolidation	Brazil	100.000000
LME Laminés Marchands Européens SA, Trith Saint Léger, subgroup comprising 3 entities	Equity method	France	33.999260
MecanArbed Dommeldange Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa SA, Valladolid	Equity method	Spain	26.000000
San zeno acciai—Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy SA, Herserange	Full consolidation	France	99.999993
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	Full consolidation	Italy	100.000000
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United States	62.962963
TrefilArbed Bettembourg SA, Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen SA, Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	100.000000
TrefilArbed Hungary Kft, Szentgotthárd	Full consolidation	Hungary	100.000000
TrefilArbed Kiswire Ltd, Kyung-Nam	Equity method	South Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722
Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte	Equity method	Brazil	51.000000
Stainless Steel Sector
Acesita subgroup comprising the following entities:
• Acesita SA, Belo Horizonte	Full consolidation	Brazil	76.200000
• Acesita Argentina SA, Buenos Aires	Full consolidation	Argentina	98.000000
• Acesita Centros de Serviços Ltda, Timóteo	Full consolidation	Brazil	100.000000
• Acesita Energética Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Acesita Export and Trade Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
• Acesita International Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
• Acesita Serviços Com. Ind. e Part. Ltda, Timóteo	Full consolidation	Brazil	100.000000
• AP Participacoes SA, Belo Horizonte	Full consolidation	Brazil	100.000000
• Inox Tubos Part. SA, Ribeirão Pires	Equity method	Brazil	43.850000
• Preservar Madeira Reflorestada Ltda, Ipatinga	Equity method	Brazil	50.000000
• Stainless Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	(SPE	)
AL-Fin NV, Genk	Full consolidation	Belgium	99.996377
Alinox Srl, Milano	Full consolidation	Italy	100.000000
Arcelor Stainless International SA, Puteaux	Full consolidation	France	99.997909
Arcelor Stainless Processing Llc, New York	Full consolidation	United States	100.000000
Arcelor Stainless USA Llc, New York	Full consolidation	United States	100.000000
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Imphy Alloys SA, Puteaux	Full consolidation	France	99.999829
Imphy Alloys subgroup comprising the following entities: Im–phy Alloys Nevada Inc., New York	Full consolidation	United States	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Hood and Company Inc., Hamburg	Full consolidation	United States	100.000000
• Metalimphy Precision Alloys Inc., Collegeville	Full consolidation	United States	100.000000
• Rahns Specialty Metals Inc., Collegeville	Full consolidation	United States	100.000000
Imphy Mill Sas, Puteaux	Full consolidation	France	100.000000
Imphy Ugine Précision SA, Puteaux	Full consolidation	France	99.999916
Longtain Aciers Spéciaux et Inoxydables SA, Strepy-Bracquegnies	Full consolidation	Belgium	100.000000
Matthey et Cie SA, Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding SA, Apples	Full consolidation	Switzerland	100.000000
Matthey Sro, Praha	Full consolidation	Czech Republic	100.000000
Mecagis Snc, Puteaux	Full consolidation	France	100.000000
Meusienne Italia Srl, Milano	Full consolidation	Italy	100.000000
RCC & Weha subgroup comprising the following entities: RC–C & Weha GmbH, Erkrath	Full consolidation	Germany	100.000000
• Ugine & Alz Deutschland GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Meusienne de Constructions Mécaniques SA, Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux Sas, Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Ugine & Alz SA, Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Benelux Service NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Carinox SA, Châtelet	Full consolidation	Belgium	100.000000
Ugine & Alz France SA, Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service Sas, Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica SL, Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg SA, Rodange	Full consolidation	Luxembourg	100.000000
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000
Ugine Stainless & Alloys Inc., Doylestown	Full consolidation	United States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech SA, Ugine	Full consolidation	France	99.999948
Usi Holding Inc., New York	Full consolidation	United States	100.000000
Arcelor Steel Solutions and Services (A3S)
Aceralia Construcción Obras SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Distribucíon subgroup comprising the following entities:
• Aceralia Distribución SL, Basauri	Full consolidation	Spain	100.000000
• Arcelor Distribuçao Portugal Spq, Ribatejo	Full consolidation	Portugal	100.000000
• Arcelor Distribución Barcelona SL, Parets del Valles	Full consolidation	Spain	100.000000
• Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
• Perfiles Especiales SA, Pamplona	Equity method	Spain	100.000000
Aceralia Transformados subgroup comprising the following entities:
• Aceralia Transformados SA, Mutilva Alta	Full consolidation	Spain	100.000000
• Aceralia Color Acero SL, Mutilva Alta	Full consolidation	Spain	100.000000
Arbed Americas subgroup comprising the following entities:
• Arbed Americas Llc, New York	Full consolidation	United States	100.000000
• Arcelor Internacional México SA, Tlalnepantla	Equity method	Mexico	100.000000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España subgroup comprising the following entities:
• Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
• Ach Paneles AIE, Azuqueca de Henares	Equity method	Spain	40.000000
Arcelor Construction France SA, Rueil Malmaison	Full consolidation	France	99.999059
Arcelor Distribution GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor International SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International America Llc, New York	Full consolidation	United States	99.980004
Arcelor International Antwerp SA, Antwerpen	Full consolidation	Belgium	99.900000
Arcelor International Canada Inc., Burlington	Full consolidation	Canada	100.000000
Arcelor International Export SA, Luxembourg	Full consolidation	Luxembourg	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arcelor International Singapore subgroup comprising the following entities:
• Arcelor International Singapore Plc, Singapore	Full consolidation	Singapore	100.000000
• Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Projects Spiral Mill subgroup comprising the following entities:
• Arcelor Projects Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
• Byard Netherlands BV, Heijningen	Full consolidation	Netherlands	100.000000
• De Boer Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
• De Boer Spiral Mill Vof, Heijningen	Full consolidation	Netherlands	100.000000
Arcelor Profil Sas, Yutz	Full consolidation	France	100.000000
Arcelor Projects BV, Moerdijk	Full consolidation	Netherlands	100.000000
Arcelor Projects NV, Overpelt	Full consolidation	Belgium	100.000000
Arcelor Projects Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Projects International BV, Rotterdam	Full consolidation	Netherlands	100.000000
Arcelor Stal Serwis Polska Spzoo, Bytom	Full consolidation	Poland	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Steel Service Centres Sas, Saint Ouen l’Aumone	Full consolidation	France	100.000000
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	90.000000
Asturiana de Perfiles SA, Langreo	Full consolidation	Spain	97.481081
Avis Steel UK Ltd, Manchester	Full consolidation	United Kingdom	92.500000
Baechler Sas, Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques Sas, Avignon	Full consolidation	France	100.000000
C.S.T.R. Sas, Reims	Full consolidation	France	100.000000
Chaillous Sas, Nantes	Full consolidation	France	100.000000
Cima Sas, Bertrichamps	Full consolidation	France	100.000000
Cisatol SA, Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra SA, Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral Sas, Nice	Full consolidation	France	100.000000
D.T.T. Purchasing Sas, Reims	Full consolidation	France	100.000000
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	Netherlands	100.000000
Disteel NV, Machelen	Full consolidation	Belgium	100.000000
Disteel Cold NV, Machelen	Full consolidation	Belgium	100.000000
Etablissement Alfred André Sas, Harfleur	Full consolidation	France	100.000000
Etablissements Jean Letierce et Cie Sas, Bolbec	Full consolidation	France	100.000000
Etilam SA, Saint Dizier	Full consolidation	France	99.989231
Eucosider Commercial SA, Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France Sas, Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Europerfil SA, L’hospitalet	Equity method	Spain	50.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	100.000000
Fermatec Sas, Nîmes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	98.397895
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Galva Service Sas, Bazeilles	Full consolidation	France	99.998383
Gonvarri Industrial SA, Madrid, subgroup comprising 18 entities	Equity method	Spain	29.850431
Jean Guille SA, Yutz	Full consolidation	France	49.995000
Haironville Austria GmbH, Neuhofen	Full consolidation	Austria	99.997500
Haironville Metal Profil SA, Herstal	Full consolidation	Belgium	100.000000
Haironville Portugal SA, Cartaxo	Full consolidation	Portugal	99.988462
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Heller + Köster Stahlhandel GmbH, Olpe	Full consolidation	Germany	100.000000
Holding Gonvarri Srl, Bilbao	Equity method	Spain	35.000140
Konti Steel Hellas AE, Marousi	Full consolidation	Greece	100.000000
Laminados Velasco subgroup comprising the following entities:
• Laminados Velasco SL, Basauri	Full consolidation	Spain	100.000000
• Arcelor Distrubución Baleares SL, Palma de Mallorca	Full consolidation	Spain	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Arcelor Distribución Murcia SA, San Ginés	Full consolidation	Spain	100.000000
• Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
• Arcelor Distribución Valladolid SA, Valladolid	Full consolidation	Spain	100.000000
• Arcelor Distribución Vigo SA, Porriño	Full consolidation	Spain	100.000000
• Auxiliar Laminadora Alavesa SA, Olaeta	Full consolidation	Spain	100.000000
• Calibrados Pradera SA, Miravalles	Equity method	Spain	50.000000
• Cántabra de Laminados Velasco SA, Santander	Full consolidation	Spain	100.000000
• Castellana de Laminados Velasco SA, Burgos	Full consolidation	Spain	100.000000
Elaborados y Construcción SA, Getafe	Full consolidation	Spain	100.000000
Ferronía SA, Hernani	Full consolidation	Spain	100.000000
Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
Industrias Zarra SA, Galdacano	Equity method	Spain	25.000000
Laminados Canarias SA, Telde	Full consolidation	Spain	100.000000
Laminados Comavesa SA, Basauri	Full consolidation	Spain	100.000000
Laminados Gonvelsa SL, Lugo de Llanera	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Arbizu SA, Arbizu	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Duero SA, Basauri	Full consolidation	Spain	90.000000
Laminados Siderúrgicos La Coruña SA, Arteixo	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Miranda SA, Miranda de Ebro	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Orense SA, San Ciprian de Viñas	Full consolidation	Spain	90.000000
Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Vitoria SA, Vitoria	Full consolidation	Spain	100.000000
SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
Servicio del Acero SA, Basauri	Full consolidation	Spain	100.000000
Tremad SA, Icazteguieta	Full consolidation	Spain	100.000000
Tubos y Decapados SA, Basauri	Full consolidation	Spain	100.000000
Lardier et compagnie Sas, Blois	Full consolidation	France	100.000000
Laserflash SA, Eupen	Full consolidation	Belgium	100.000000
Lille Aciers Sas, Lomme	Full consolidation	France	100.000000
Megaço Jma Comercio Siderúrgico Spq, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier Sas, Tournefeuille	Full consolidation	France	100.000000
Mosacier SA, Liège	Full consolidation	Belgium	100.000000
Parements Métalliques d’Architecture SA, Cerons	Full consolidation	France	99.988000
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Plaques et Découpes France SA, Reims	Full consolidation	France	99.998933
Produits d’Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.983629
Produits Métallurgiques de l’Orléanais Sas, Ingre	Full consolidation	France	100.000000
Produits Métallurgiques des Ardennes Sas, Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest Sas, Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle Sas, Yutz	Full consolidation	France	100.000000
Profil du futur Sas, Horbourg Wihr	Full consolidation	France	100.000000
Profilage de Guadeloupe Sas, Baie Mahault	Full consolidation	France	100.000000
Profilage de la Réunion SA, Le Port	Full consolidation	France	94.203612
ProfilArbed Distribution SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Staalhandel subgroup comprising the following entities: —ProfilArbed Staalhandel BV, Born	Full consolidation	Netherlands	100.000000
• AND-Steel NV, Schoten	Full consolidation	Belgium	100.000000
• Borotrans Born BV, Born	Full consolidation	Netherlands	100.000000
• Bouwstaal Nederland BV, Born	Full consolidation	Netherlands	100.000000
• Demanet-Cassart Aciers SA, Seneffe	Full consolidation	Belgium	100.000000
• Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
• Limbustaal BV, Meersen	Full consolidation	Netherlands	100.000000
• Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	Netherlands	100.000000
• Lommaert Walserijprodukten BV, Born	Full consolidation	Netherlands	100.000000
• Montan Staal BV, Den Haag	Full consolidation	Netherlands	100.000000
• ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	Netherlands	100.000000
• Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Profilsteel SA, Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie Sas, Savigny le Temple	Full consolidation	France	100.000000
Pum Steel Service Centre Sas, Reims	Full consolidation	France	100.000000
Pum Sud Est Sas, Lyon	Full consolidation	France	100.000000
Ravené Schäfer GmbH, Halle	Full consolidation	Germany	100.000000
Robert Smith Steels Ltd, Mersyside	Full consolidation	United Kingdom	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000
Savoie Métal SA, Saint Jorioz	Full consolidation	France	100.000000
Savoie Métal Toiture Sas, Saint Jorioz	Full consolidation	France	100.000000
Skyline Steel subgroup comprising the following entities:
• Skyline Steel Llc, Parsippany	Full consolidation	United States	100.000000
• Arkansas Steel Processing Llc., Armorel	Full consolidation	United States	100.000000
• Arkansas Steel Processing Llc, Bessemer	Full consolidation	United States	100.000000
• Associated Pile and Fitting Llc, Clifton	Full consolidation	United States	100.000000
• Casteel Llc, Belpre	Full consolidation	United States	100.000000
• Midwest Steel & Tube Llc, Chicago	Full consolidation	United States	100.000000
• PA Pipe Llc, Camp Hill	Full consolidation	United States	100.000000
• Sheeting Solutions Llc, Belpre	Full consolidation	United States	100.000000
• Skyline (Php) Canada Ltd, St Bruno	Full consolidation	Canada	100.000000
• Skyline Canada Holding Inc., Parsippany	Full consolidation	United States	100.000000
• Skyline Steel Pipe Llc, Luka	Full consolidation	United States	100.000000
Slpm Sas, Denain	Full consolidation	France	100.000000
Slpm Atlantique Sas, Saint Nazaire	Full consolidation	France	100.000000
Société Belge d’Oxycoupage SA, Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d’usines Métallurgiques Sas, Reims	Full consolidation	France	100.000000
Société Industrielle Métallurgique et d’entreprise Sas, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sotracier Sas, Pontcharra	Full consolidation	France	100.000000
Sps Altensteig Stahl-Service-Center GmbH, Altensteig-Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtenstein	Full consolidation	Germany	100.000000
Station Service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Steel Coat Service Centres SA, Alleur	Full consolidation	Belgium	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys SA, Bertrange subgroup comprising 14 entities	Equity method	Luxembourg	50,000000
Upac Sas, Saint Ouen l’Aumone	Full consolidation	France	100.000000
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000
Other activities sector
ARCELOR SA, Luxembourg		Luxembourg
Aceralia Constructalia SL, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
ARBED SA, Luxembourg	Full consolidation	Luxembourg	99.820701
Arbed Investments SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Aços Especiais do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999976
Arcelor Brasil SA, Belo Horizonte	Full consolidation	Brazil	66.599957
Arcelor Finance and Services Belgium SA, Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	99.999998
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Germany Holding GmbH, Berlin	Full consolidation	Germany	100.000000
Arcelor Holding Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Italy Holding Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Netherlands BV, Amsterdam	Full consolidation	Netherlands	100.000000
Arcelor Persebrás SL, Olaberría	Full consolidation	Spain	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Spain Holding Srl, Madrid	Full consolidation	Spain	100.000000
Arcelor Systems Belgium SA, Flemalle	Full consolidation	Belgium	100.000000
Arcelor Systems France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Technologies France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arcelor USA Holding Inc., New York	Full consolidation	United States	100.000000
Atic Services SA, Paris, subgroup comprising 20 entities:	Equity method	France	43.513975
Bail Industrie SA, Hayange	Full consolidation	France	99.999663
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg Sàrl, Wiltz	Full consolidation	Luxembourg	89.979841
Circuit Foil Service SA, Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill SA, Seraing	Full consolidation	Belgium	100.000000
Cockerill Mécanique Prestations SA, Seraing	Full consolidation	Belgium	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	100.000000
DHS-Dillinger Hütte Saarstahl AG, Dillingen, subgroup comprising 15 entities	Equity method	Germany	51.250000
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Finindus NV, Bruxelles	Full consolidation	Belgium	100.000000
Finocas NV, Gent	Full consolidation	Belgium	50.000000
G.Fer Sas, Puteaux	Full consolidation	France	100.000000
Groupement de l’Industrie Sidérurgique SA, Puteaux	Full consolidation	France	99.908537
Groupement Immobilier Scrl, Seraing	Full consolidation	Belgium	100.000000
Imphy SA, Puteaux	Full consolidation	France	99.671593
Industeel Belgium subgroup comprising the following entities:
• Industeel Belgium SA, Charleroi	Full consolidation	Belgium	100.000000
• Aval Metal Center SA, Charleroi	Full consolidation	Belgium	100.000000
• Charleroi Déroulage SA, Charleroi	Full consolidation	Belgium	100.000000
Industeel France subgroup comprising the following entities:
• Industeel France SA, Puteaux	Full consolidation	France	99.999400
• Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
• Industeel Loire Sas, Puteaux	Full consolidation	France	100.000000
• Creusot Métal SA, Puteaux	Full consolidation	France	99.998500
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
InvestAR Sàrl, Luxembourg	Equity method	Luxembourg	50.000000
July Products subgroup comprising the following entities:
• July Products Llc, New York	Full consolidation	United States	100.000000
• J&L Speciality Steel International Sales Inc., Christiansted	Full consolidation	United States	100.000000
Paul Wurth SA, Luxembourg	Full consolidation	Luxembourg	48.097230
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sodisid Sas, Hayange	Full consolidation	France	100.000000
Sofinus SA, Puteaux	Full consolidation	France	99.997244
Sogepass SA, Hayange	Full consolidation	France	100.000000
Somef SA, Liège	Full consolidation	Belgium	60.000000
Soteg Société de Transport de Gaz SA, Luxembourg	Equity method	Luxembourg	20.000000
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	77.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
USINOR SA, Puteaux	Full consolidation	France	100.000000
Usinor Belgium SA, Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading Snc, Puteaux	Full consolidation	France	100.000000

■	Non-consolidated subsidiaries 373 companies

Company name	Country	Percentage of capital held control (%)
A.S. Build SA, Liège	Belgium	100.000000
A.S.C.Praha Spo.r.o., Praha	Czech Republic	100.000000
A’Tol Sas, La Ravoire	France	100.000000
Acdo Llc, New-York	United States	100.000000
Aceralia Construcciones SL, Sestao	Spain	100.000000
Aciers Solcan Inc., Burlinton	Canada	100.000000
Agifep, Arbed Group Investors for Electronic Purchasing SA, Luxembourg	Luxembourg	100.000000
Agifesa, Arbed Group Investors for Electronic Sales SA, Luxembourg	Luxembourg	100.000000
Airdix SA, Luxembourg	Luxembourg	100.000000
Alpha Profil SA, Yutz	France	99.760000
Arbed Building Concepts SA, en cessation d’activité, Esch s/Alzette	Luxembourg	100.000000
Arbed Spundwand GmbH, Köln	Germany	100.000000
Arc-Air SA, Luxembourg	Luxembourg	100.000000
Arc Detal Spzoo, Ostrowiec	Poland	67.000000
Arcelor Acelkereskedelmi Kft, Kecskemét	Hungary	99.967208
Arcelor Assekuranz Vermittlungs-GmbH, en cessation d’activité, Bremen	Germany	100.000000
Arcelor Auto Brasil Ltda, São Paulo	Brazil	99.999882
Arcelor China holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arcelor Construcción Iberia Srl, Madrid	Spain	100.000000
Arcelor Consultants SA, Puteaux	France	99.840000
Arcelor Distribuce—CZ Sro, Praha	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Slovakia	100.000000
Arcelor Distribucija Doo, Beograd	Serbia & Montenegro	100.000000
Arcelor Distribucija Doo, Cakovec	Croatia	100.000000
Arcelor Distributie Srl, Pantelimon	Romania	100.000000
Arcelor Distribution Bulgaria Eood, Sofia	Bulgaria	100.000000
Arcelor Distribution Négoce Sas, Reims	France	100.000000
Arcelor Distribution Steel Solutions Sas, Reims	France	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Poland	100.000000
Arcelor FCS Celik Ticaret AS, Istanbul	Turkey	99.998400
Arcelor FCS Commercial Austria GmbH, Steyr	Austria	100.000000
Arcelor FCS Commercial Benelux SA, Merelbeke	Belgium	99.960000
Arcelor FCS Commercial Central and Eastern Europe GmbH, Berlin	Germany	100.000000
Arcelor FCS Commercial CZ Sro, Praha	Czech Republic	100.000000
Arcelor FCS Commercial Denmark A/S, Kobenhavn	Denmark	100.000000
Arcelor FCS Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor FCS Commercial France SA, Puteaux	France	99.949999
Arcelor FCS Commercial Greece Llc, Kifissia	Greece	99.666667
Arcelor FCS Commercial Hungary Kft, Budapest	Hungary	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Spain	99.999999
Arcelor FCS Commercial Italia Srl, Milano	Italy	100.000000
Arcelor FCS Commercial Luxembourg SA, Dudelange	Luxembourg	100.000000
Arcelor FCS Commercial Netherlands BV, Rotterdam	Netherlands	100.000000
Arcelor FCS Commercial Norway AS, Oslo	Norway	100.000000
Arcelor FCS Commercial Poland Spzoo, Poznan	Poland	100.000000
Arcelor FCS Commercial Portugal Sul, Cascais	Portugal	100.000000
Arcelor FCS Commercial Schweiz AG, Wettingen	Switzerland	99.950000
Arcelor FCS Commercial Sweden AK, Stockholm	Sweden	100.000000
Arcelor FCS Commercial UK Ltd, Solihull-West	United Kingdom	100.000000
Arcelor Germany Services GmbH, Berlin	Germany	100.000000
Arcelor Grundstücksverwaltung Neckarsulm GmbH, Ratingen	Germany	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	Germany	100.000000
Arcelor Holding Mexico SA, Mexico DF	Mexico	100.000000
Arcelor Inoxidables de Mexico SA, Mexico DF	Mexico	99.999971
Arcelor Insurance Belgium NV, Gent	Belgium	100.000000
Arcelor Insurance Consultants SA, Luxembourg	Luxembourg	100.000000
Arcelor International (Proprietary) Ltd, Sandton	South Africa	100.000000

Company name	Country	Percentage of capital held control (%)
Arcelor International Africa SA, Casablanca	Morocco	99.966102
Arcelor International Baltics OÜ, Tallinn	Estonia	100.000000
Arcelor International Celik Dis Ticaret AS, Istanbul	Turkey	99.755555
Arcelor International Norway AS, Oslo	Norway	100.000000
Arcelor International Steel Trading Shanghai Co. Ltd, Shanghai	China	100.000000
Arcelor International Ukraine Tob, Kyiv	Ukraine	100.000000
Arcelor IT & IS Italia Srl, Piombino	Italy	100.000000
Arcelor Italia Srl, Piombino	Italy	100.000000
Arcelor Logistics Belgium NV, Antwerpen	Belgium	99.999999
Arcelor Logistics Brazil Ltda, São Paulo	Brazil	100.000000
Arcelor Logistics France SA, Puteaux	France	99.935135
Arcelor Logistics Italia Srl, Milano	Italy	100.000000
Arcelor Logistics USA Llc, New York	United States	100.000000
Arcelor Long Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Long Commercial Denmark AS, Kobenhavn	Denmark	100.000000
Arcelor Long Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor Long Commercial Norway AS, Oslo	Norway	100.000000
Arcelor Long Commercial Polska Spzoo, Katowice	Poland	100.000000
Arcelor Long Commercial Sweden AB, Stockholm	Sweden	100.000000
Arcelor Metal Endüstri Ve Ticaret AS, Istanbul	Turkey	100.000000
Arcelor Négoce Distribution—Europe Est SA, Luxembourg	Luxembourg	100.000000
Arcelor Négoce Distribution China Holding Ltd, Wanchai	China	100.000000
Arcelor Packaging International Belgium NV, Sint-Niklaas	Belgium	100.000000
Arcelor Processing Sas, Reims	France	100.000000
Arcelor Projects Pte Ltd, Singapore	Singapore	90.000000
Arcelor Projects UK Ltd, Oll Kent	United Kingdom	99.991000
Arcelor Rebar Commercial SA, Rodange	Luxembourg	100.000000
Arcelor Rebar Commercial Deutschland GmbH, Waldems-Bermbach	Germany	100.000000
Arcelor Research Liège Scrl, Liège	Belgium	100.000000
Arcelor RPS Italia Srl, Torino	Italy	100.000000
Arcelor RPS UK Ltd, Solihull	United Kingdom	100.000000
Arcelor Sections Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Sections Commercial Benelux BV, Rotterdam	Netherlands	100.000000
Arcelor Sections Commercial Deutschland GmbH, Köln	Germany	100.000000
Arcelor Sections Commercial France SA, Puteaux	France	99.990000
Arcelor Sections Commercial Italia Srl, Torino	Italy	100.000000
Arcelor Sections Commercial Schweiz AG, Basel	Switzerland	100.000000
Arcelor Sections Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Servicios SA, Queretaro	Mexico	100.000000
Arcelor Slovakia Ssc, Senica	Slovakia	100.000000
Arcelor SSC Development Aiguebelle Sas, Aiguebelle	France	85.000000
Arcelor SSC Italia Srl, Milano	Italy	100.000000
Arcelor SSC Salvatierra SL, Salvatierra	Spain	100.000000
Arcelor Stainless (China) Company Ltd, Tsim Sha Tsui	China	99.900000
Arcelor Stainless Australia Pty Ltd, Southport	Australia	100.000000
Arcelor Stainless Canada Inc., Burlington	Canada	100.000000
Arcelor Stainless India Private Ltd, Mumbai	India	99.999633
Arcelor Stainless International—Korea Branch BO, Seoul	South Korea	100.000000
Arcelor Stainless Singapore Pte Ltd, Singapore	Singapore	100.000000
Arcelor Systems España SL, Gozón	Spain	100.000000
Arcelor Technologies Belgium SA, Flémalle	Belgium	100.000000
Arcelor Technologies España SL, Gozón	Spain	100.000000
Arcelor Turkey Holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arceo SA, Flémalle	Belgium	65.163934
Arceval SA, Bruxelles	Belgium	100.000000
Armar Prestacão de Servicos Ltda, São Paulo	Brazil	99.999996
Armasteel SA, Wavre	Belgium	100.000000
Armatures SA, Pontpierre	Luxembourg	100.000000
Association Coopérative Zélandaise de Carbonisation BV, en liquidation, Terneuzen	Netherlands	100.000000

Company name	Country	Percentage of capital held control (%)
Assuraciers Snc, Puteaux	France	100.000000
Beijing Arcelor Shougang Steel Construction Co. Ltd, Beijing	China	70.000000
Belgo Trade SA, Luxembourg	Luxembourg	100.000000
Bemex Belgo-Mineira Comercial Exportadora SA, Belo Horizonte	Brazil	100.000000
Beriso SA, en liquidation, Bruxelles	Belgium	100.000000
Blahove BV, Amsterdam	Netherlands	97.500000
Bme Belgo-Mineira Engenharia Ltda, Belo Horizonte	Brazil	100.000000
Bms Belgo-Mineira Sistemas SA, Belo Horizonte	Brazil	100.000000
Bometal NV, Mechelen	Belgium	100.000000
Brema Warmwalz GmbH, Bremen	Germany	100.000000
Broyeur Charbon de Fos Sas, Puteaux	France	100.000000
C3S Sàrl, Puteaux	France	100.000000
CDSA SA, Buenos Aires	Argentina	100.000000
Centre Auvergne Pliage Sas, Puteaux	France	100.000000
Cepi Services SA, Flémalle	Belgium	100.000000
Cfa Management Inc., Granby	Canada	100.000000
Changzhou Uginox Products Company Ltd, Jiang Su	China	90.000000
Circuit Foil Asia Pacific (Hongkong) Ltd, Kwai Chung	China	75.000000
Circuit Foil Asia Pacific (Zhangjiagang) Ltd, Zhangjiagang	China	100.000000
Circuit Foil Engineering Sàrl, Weidingen/Wiltz	Luxembourg	100.000000
Circuit Foil Trading USA Inc., Glenside	United States	100.000000
Circuit Foil UK Ltd, Carlisle	United Kingdom	100.000000
Cofralux SA, Differdange	Luxembourg	100.000000
Cogeaf NV, Schoten	Belgium	95.933333
Color Profil GmbH, München	Germany	100.000000
ColorProfil Ltd, Moscou	Russian Federation	100.000000
Cordelia SA, Puteaux	France	99.998000
Corea SA, Senningerberg	Luxembourg	100.000000
Corporations Efficency Growth Through Information Systems Scrl, Ougrée	Belgium	88.362069
Crois-sens Scrl, Ougrée	Belgium	99.733333
Csn Chrome SA, Liège	Belgium	100.000000
Dania Grundstückverwaltungs-GmbH, Köln	Germany	100.000000
Daval Nederland BV, Amsterdam	Netherlands	100.000000
Dencrest Limited Plc, Nicosia	Cyprus	100.000000
Dh—Sollac Beteiligung GmbH, Stuttgart	Germany	100.000000
Didier-M&P Energietechnik GmbH, Wiesbaden	Germany	100.000000
Dikema Projecten BV, Born	Netherlands	100.000000
Distrisid Sàrl, Vitry sur Seine	France	99.750000
e-Arbed Distribution SA, Esch s/Alzette	Luxembourg	100.000000
EBT—Electron Beam Technology GmbH, Bremen	Germany	100.000000
Efoam SA, Luxembourg	Luxembourg	100.000000
Eisenhüttenstädter Schlackenaufbereitungund Umwelttechnik GmbH, en liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Ferrit GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Handelsunion GmbH, en liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Nederland BV, Bennebroek	Netherlands	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Recycling Cottbus GmbH, Cottbus	Germany	75.000000
Eko Stahl Spzoo, Slubice	Poland	100.000000
Eko Transportgesellschaft mbH, Eisenhüttenstadt	Germany	100.000000
Ekosto NV, Sint Gillis Waas	Belgium	100.000000
Electro Holding Company SA, Luxembourg	Luxembourg	100.000000
Esp Vertrieb Deutschland GmbH, Köln	Germany	100.000000
Estate Wire Ltd, Sheffield	United Kingdom	100.000000
Euro Cubage Services Sas, en liquidation, Ennery	France	100.000000
Fabest Sas, Ludres	France	100.000000
Fbh Eko Feinblechhandel GmbH, Burbach	Germany	100.000000
Ferrometalli-Safem Commerciale Spa, Milano	Italy	100.000000
Ferrometalli Plaques et Découpes Srl, Calderara di reno	Italy	100.000000

Company name	Country	Percentage of capital held control (%)
Fers et Maintenance Industriels Sàrl, Pont sur Sambre	France	100.000000
Fersthal Sagl, Lugano	Switzerland	99.000000
Fi 2000 Sas, Limas	France	100.000000
Finansider SA, Puteaux	France	99.999004
Firma Kama Spzoo, Syców	Poland	100.000000
Forschungs-und Qualitätszentrum Brandenburg GmbH, Eisenhüttenstadt	Germany	100.000000
Frecolux SA, Luxembourg	Luxembourg	99.999915
Galva Service Réunion Sas, Saint Paul	France	100.000000
Gecs SA, Puteaux	France	99.940000
Geopar SA, en liquidation, Couillet	Belgium	50.950604
Gepor Sas, Illange	France	100.000000
Gie Primus®fonte, Luxembourg	Luxembourg	100.000000
H & E SA, Puteaux	France	100.000000
Haidon Hubin SA, Liège	Belgium	100.000000
Haironville Bohemia Sro, Ceske Budejovice	Czech Republic	100.000000
Haironville Danmark AS, Rodovre	Denmark	100.000000
Haironville do Brasil Industria e Comercio Lta, São Paulo	Brazil	100.000000
Haironville Guyane Sas, Cayenne	France	100.000000
Haironville Hungaria Kft, Budapest	Hungary	100.000000
Haironville Nederland BV, Tiel	Netherlands	100.000000
Haironville Norge AS, Vestby	Norway	100.000000
Haironville Polska Spzoo, Poznan	Poland	100.000000
Haironville Slovensko Sro, Bratislava	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Sweden	100.000000
Hein, Lehmann Montage GmbH, Ratingen	Germany	100.000000
Homburger Rohrenwerk GmbH, Homburg	Germany	100.000000
Hughes and Spencer Steel Ltd, Willenhall	United Kingdom	99.992672
Huta Serwis Spzoo, Warszawa	Poland	100.000000
Huta Warszawa Spzoo, Warszawa	Poland	100.000000
Icpe Immob.du Centre Polyv.de l’Enfance Sàrl, Luxembourg	Luxembourg	100.000000
Imhua Special Metal Co. Ltd, Foshan	China	65.000000
Immobilière Campus Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Cité Judiciaire 2025 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Contourdiff Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Drai Eechelen Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Justicia 2026 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Tudor Sàrl, Luxembourg	Luxembourg	100.000000
Imphy Deutschland GmbH, Erkrath	Germany	100.000000
Imphy Far East Co. Ltd, Kowloon	China	99.993103
Imphy Italiana Srl, Torino	Italy	100.000000
Imphy Service Snc, Puteaux	France	100.000000
Imphy Ugine Precision BV, Amsterdam	Netherlands	100.000000
Imphy Ugine Precision Espana SA, Viladecans	Spain	100.000000
Imphy Ugine Precision Switzerland SA, Préverenges	Switzerland	94.000000
Imphy Ugine Precision UK Ltd, Buckinghamshire	United Kingdom	100.000000
Industeel Canada Inc., Montréal	Canada	100.000000
Industeel Deutschland GmbH, Grevenbroich	Germany	100.000000
Industeel Italia Srl, Milano	Italy	100.000000
Industeel UK Ltd, Worcester	United Kingdom	100.000000
Inspection, Protective Survey and Certification Bureau—Insurec SA, Bruxelles	Belgium	100.000000
Instituto Técnico de la Estructura del Acero SL, Villafranca de Ordizia	Spain	69.750000
Intersteel BV, Rotterdam	Netherlands	100.000000
Isc Holdings Inc., New York	United States	100.000000
Itaúna Siderúrgica Ltda, Itaúna	Brazil	100.000000
IUP Deutschland GmbH, Erkrath	Germany	100.000000
JH Group Sci, Yutz	France	100.000000
K.I.V. I NV, Genk	Belgium	99.998951
Kempes & Koolen Bouwsystemen BV, Tiel	Netherlands	100.000000
Klinger & Partner Profilvertrieb-Verkauf-GmbH, München	Germany	100.000000
Kontirom Trade Spa, Pantalimon	Romania	99.999642

Company name	Country	Percentage of capital held control (%)
Krisper Doo, Kranj	Slovenia	100.000000
Kwaliteitsbeheer voor Stortplaatsen NV, Gent	Belgium	100.000000
L’équipement par l’acier inoxydable SA, Puteaux	France	99.833000
Lapandry Acier Sàrl, Casablanca	Morocco	100.000000
Lasram Technology Kft, Szentendre	Hungary	100.000000
Le Fer à Béton Sas, Yutz	France	100.000000
Luxembourg Steel (Si Chuan) Co. Ltd, Chengdu	China	100.000000
Marocacier SA, Luxembourg	Luxembourg	100.000000
Matthey & Pum SA, Reims	France	100.000000
Matthey Iberica Comercial Tubo Inoxidable SL, Barcelona	Spain	100.000000
Matthey UK Ltd, Dudley	United Kingdom	100.000000
Matthey US Llc, New York	United States	100.000000
Mecachim SA, Lusignan	France	99.833333
Memnous SA, Puteaux	France	100.000000
Metaalzetterij de Betuwe BV, Tiel	Netherlands	100.000000
Metal Presse Sàrl, Puteaux	France	99.800000
Midi Aciers Profils Génie Civil SA, Beauzelle	France	99.995872
Nango SA, Puteaux	France	99.842932
Norsteel Corp. Inc., New York	United States	100.000000
Ocas GmbH, Bremen	Germany	100.000000
Orsane SA, Puteaux	France	99.837838
Osirus SA, Puteaux	France	99.760000
P.P.Z. Crapex Spzoo, Krakow	Poland	100.000000
P.P.Z. Silscrap Spzoo, Bielsko Biala	Poland	100.000000
Palfroid SA, Carignan	France	99.993879
Panneaux Frigorifiques Français Sas, Val d’Ize	France	100.000000
Panneaux Sandwich Guadeloupe SA, Baie Mahault	France	99.993750
Paul Wurth AS, Ostrava	Czech Republic	100.000000
Paul Wurth Inc., Canonsburg	United States	100.000000
Paul Wurth Ltd, Burlington	Canada	100.000000
Paul Wurth Belgium SA, Bruxelles	Belgium	100.000000
Paul Wurth de Chile Ltda, Santiago	Chile	100.000000
Paul Wurth do Brasil Tecnologia e Equipamentos Para Metalurgia Ltda, Belo Horizonte	Brazil	100.000000
Paul Wurth Iberica Srl, Gijón	Spain	100.000000
Paul Wurth India Plc, New Delhi	India	100.000000
Paul Wurth International SA, Luxembourg	Luxembourg	100.000000
Paul Wurth Italia Spa, Genova	Italy	100.000000
Paul Wurth Metal Technology Co. Ltd, Beijing	China	100.000000
Paul Wurth Umwelttechnik GmbH, Essen	Germany	100.000000
Perry Investments Ltd, Willenhall	United Kingdom	100.000000
Philaeus SA, Puteaux	France	99.842932
Plaques et Découpes Services SA, Eupen	Belgium	100.000000
Pliage Midi Pyrenees Sas, La Magdeleine sur Tarn	France	100.000000
Plima Sas, Mallemort	France	100.000000
Plon Pliage Service Sas, Vitrolles	France	100.000000
Pre-Finished Steels Ltd, Willenhall	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Poland	100.000000
Primorec SA, Differdange	Luxembourg	100.000000
Profilage de la Martinique Sas, Fort-de-France	France	100.000000
Profilage de Saint-Martin Sas, Saint Martin	France	100.000000
Profilage Dominicana SA, Santo Domingo	Dominican Republic	87.025547
Profistahl-Centrum Thüringen GmbH, Saalfeld	Germany	100.000000
Promo Pum Sas, Reims	France	100.000000
Qualifizierungszentrum der Wirtschaft GmbH, Eisenhüttenstadt	Germany	100.000000
Ramrod Welding Products Ltd, Glasgow	United Kingdom	100.000000
Retrimeuse Scrl, Seraing	Belgium	76.000000
Rwm Rohrwerke Muldenstein GmbH, en faillite, Muldenstein	Germany	100.000000
Safem Distribuzione Srl, Tavagnacco	Italy	100.000000
Safem Servizi Srl, Padova	Italy	100.000000

Company name	Country	Percentage of capital held control (%)
Sci des 1 et 3 de la place Max Rousseaux, Reims	France	100.000000
Sci Espace Saint Léonard, Nantes	France	100.000000
Sibral Participações Ltda, Belo Horizonte	Brazil	100.000000
Sidlease NV, Gent	Belgium	100.000000
Sidmar Finance (Groupe Arbed) SA, Luxembourg	Luxembourg	100.000000
Sirus Sas, Saint Ouen l’Aumone	France	100.000000
Sitek Srl, Torino	Italy	95.000000
Skyline Comercial de Mexico SA, Mexico DF	Mexico	100.000000
SLP—Société Lorraine de Plaques SA, Basse-Ham	France	99.760000
Sobesteel SA, Wavre	Belgium	100.000000
Société Carolorégienne de Cokéfaction SA, en liquidation, Liège	Belgium	85.785133
Société Civile Immobilière du 3 rue de l’industrie à Basse-Yutz, Yutz	France	100.000000
Société de Gestion pour la Protection Sociale SA, Puteaux	France	99.800000
Société des Mines d’Ottange II Sàrl, en cessation d’activité, Yutz	France	99.966667
Société des Mines de Sacilor—Lormines SA, Puteaux	France	100.000000
Société Immobilière Audunoise SA, Audun le Tiche	France	99.955057
Société Immobilière du Fort Thüngen Sàrl, Luxembourg	Luxembourg	60.000000
Société Nouvelle de Participation dans les Produits Plats SA, Puteaux	France	99.760000
Société pour la Réalisation d’Etudes Techn. et Econom. en Sidérurgie Sàrl, Puteaux	France	76.300000
Sollac Acos SA, Lisboa	Portugal	99.200000
Solvi Sas, Puteaux	France	100.000000
Stahlhandel Burg GmbH, Burg	Germany	100.000000
Steel Finance Center NV, Geel	Belgium	100.000000
Steelhold Plc, St Albans	United Kingdom	99.999997
Steelinter (UK) Ltd, St Albans	United Kingdom	100.000000
Sylar SA, Puteaux	France	99.837838
Tailor Steel Deutschland GmbH, Bremen	Germany	100.000000
Tôlerie Industrielle et Agricole du Centre Sas, Herbault	France	100.000000
TradeArbed Deutschland GmbH, Köln	Germany	100.000000
TradeArbed España SA, Madrid	Spain	100.000000
TradeArbed France SA, Paris	France	99.900000
Trans Ocean Logistics BV, Ijssel	The Netherlands	100.000000
TrefilArbed (UK) Ltd, Nantwich	United Kingdom	100.000000
TrefilArbed Benelux BV, s’Hertogenbosch	Netherlands	100.000000
TrefilArbed CR Sro, Cheb	Czech Republic	80.000000
TrefilArbed Deutschland GmbH, Köln	Germany	100.000000
TrefilArbed France SA, Vincennes	France	99.828571
TrefilArbed Greenhouse SA, Bissen	Luxembourg	80.000000
TrefilArbed Grembergen SA, en cessation d’activité, Luxembourg	Luxembourg	100.000000
TrefilArbed Italia Srl, en liquidation, Milano	Italy	100.000000
TrefilArbed Sales Holding Sàrl, Bissen	Luxembourg	100.000000
TrefilArbed Solarhouse Kft, Kecskemet	Hungary	53.333333
TrefilArbed Welding NV, en faillite, Gent	Belgium	100.000000
Tubes & Formes SA, Puteaux	France	99.800000
Tubeurop Deutschland GmbH, Homburg Uci SA, Fleurus	Germany	100.000000
Uf Aciers—Groupe Industeel Sas, Puteaux	Belgium	70.000000
Ugine & Alz Austria GmbH, Ansfelden	France	100.000000
Ugine & Alz Nordic AB, Eskilstuna	Austria	100.000000
Ugine & Alz Polska Spzoo, Bytom	Sweden	100.000000
Ugine & Alz Praha Sro, Praha	Poland	100.000000
Ugine & Alz Switzerland SA, Niederhasli	Czech Republic	100.000000
Ugine & Alz UK Ltd, Nottingham	Switzerland	100.000000
Ugine Nederland BV, en liquidation, Amsterdam	United Kingdom	100.000000
Ugine Portugal Spq, Lisboa	Netherlands	100.000000
Ugine Savoie Italia Srl, Peschiera Borromeo	Portugal	98.000000
Uginox Vietnam Company Ltd, Trung Trac	Italy	100.000000
Ugitech Asia Ltd, Wanchai	Vietnam	70.000000
Ugitech Iberica SA, Barcelona	China	100.000000
Ugitech Switzerland SA, Bevilard	Spain	100.000000

Company name	Country	Percentage of capital held control (%)
Ugitech UK Ltd, Birmingham	Switzerland	99.998519
Uniba SA, Puteaux Unikonti Llc, Beograd	United Kingdom	99.999960
Union des Consommateurs de Ferrailles de France SA, Puteaux	France	64.000000
United Continental Steels Ltd, Hatfield	Serbia & Montenegro	51.000000
USB Unterwellenborner Schneidbetrieb GmbH, Unterwellenborn	France	99.960000
Usinor Achats Snc, en liquidation, Puteaux	United Kingdom	100.000000
Usinor Industeel (Iberica) SA, St. Cugat del Valles	Germany	100.000000
Usinor Industeel Nordic AB, Vastra Frolunda	France	100.000000
Usinor UK Ltd, St Albans	Spain	100.000000
Valacier Sas, Reims	Sweden	100.000000
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen	United Kingdom	100.000000
Vikam Praha AS, Praha	France	100.000000
Vulcain Holding SA, Seraing	Germany	65.000000
Vulkan Energiewirtschaft Oderbrücke GmbH, Eisenhünttenstadt	Czech Republic	100.000000
Wellstead Ltd, Dublin	Belgium	100.000000
Willenhall Steel Stockholders Ltd, Willenhall	Germany	51.000000
Ymos Belgium SA, Couillet	Ireland	100.000000
Zeeland Participatie BV, Terneuzen	United Kingdom	100.000000
	Belgium	100.000000
	Netherlands	100.000000

■	Associated companies not consolidated 72 companies

	Country	Percentage of capital held control (%)
Adfad Cockerill Ltd, Lagos	Nigeria	40.000000
Alberteum Aedes Scientiae SA, en liquidation, Bruxelles	Belgium	45.000000
Arcelor Construction Magreb SA, Ben Arous	Tunisia	49.999000
Bamesa Celik Servis Sanayii Ticaret AS, Orhangazi	Turkey	39.990700
CAIT Llc, Baltimore	United States	50.000000
Cjsc “Severgal” Ltd, Cherepovets	Russian Federation	25.010000
Compagnie des Fers Sàrl, en sommeil, Lyon	France	50.000000
Comptoir Belge des Cokes Scrl, en liquidation, Bruxelles	Belgium	20.130000
Considar do Brasil Ltda, Belo Horizonte	Brazil	20.000000
Considar Far East Ltd, en liquidation, Hong Kong	China	50.000000
Dikema Steel Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Enersid SA, Paris	France	49.800000
Ensilectric SA, Llanera	Spain	40.000000
Erzkontor Ruhr GmbH, Essen	Germany	33.333023
Espra Sas, Puteaux	France	35.000000
Euratool SA, Raismes	France	24.901639
Forges Profil AG, Kirchdorf	Switzerland	25.000000
Forschungs und Qualitatszentrum Oderbrucke GmbH, Eisenhüttenstadt	Germany	24.000000
Fti Faserbetontechnik GmbH, St.Florian a/Inn	Austria	33.333333
Global Facilities SA, Luxembourg	Luxembourg	33.333333
Groupe Alliance Métal SA, Arnas	France	34.018280
Immobilière 2007 Sàrl, Luxembourg	Luxembourg	50.000000
Innovative Gasverwertungs-GmbH, en cessation d’activité, Bremen	Germany	50.000000
IUP Jindal Metals & Alloys Ltd, New Delhi	India	27.000000
Kaag Management CV, Gentbrugge	Belgium	33.880000
Kanzen Stainless Processors Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Kr Wertstoffaufbereitungs-GmbH, Bremen	Germany	25.100000
La Filière Bois Scrl, Ougrée	Belgium	33.333333
La Revue de Métallurgie SA, Puteaux	France	43.044000
Laser Welded Blanks Ltd, London	United Kingdom	50.000000
Les Haultes Trixhes Scrl, Flémalle	Belgium	22.860838
Luxcontrol SA, Esch s/Alzette	Luxembourg	22.000000
Nord-Chrome Snc, Grande Synthe	France	50.000000
Oriental Sheet Piling Pte Ltd, Singapore	Singapore	49.000000

	Country	Percentage of capital held control (%)
Oriental Sheet Piling Sdn Bhd, Petaling Jaya	Malaysia	25.000000
Pbm Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte	Brazil	48.999991
Perfilor SA, São Paulo	Brazil	38.395115
Phenix Rousies SA, Rousies	France	25.565161
Portal NV, en liquidation, Bruxelles	Belgium	39.999988
Profilage Océan Indien SA, Riche Terre	Mauritius	49.000000
Promopanel Srl, Piombino	Italy	50.000000
Retrival Scrl à finalité sociale, Couillet	Belgium	33.311111
Rolanfer Recyclage SA, Yutz	France	40.000000
Sci Kuntzig, Yutz	France	50.000000
Shanghai Baosteel & Arcelor Tailor Metal Co. Ltd, Shanghai	China	25.000000
Société de Canal des Mines de Fer de la Moselle Sas, Metz	France	25.913497
Société de développement AGORA Sàrl, Esch s/Alzette	Luxembourg	50.000000
Société de développement AGORA Sàrl et Cie, Esch s/Alzette	Luxembourg	49.964589
Société de Pose Armatures Travaux Publics Sàrl, Marignane	France	37.500000
Société des Arquebusiers de la Ville de Luxembourg SA, en liquidation, Luxembourg	Luxembourg	33.391710
Société du Port Fluvial de Mertert SA, Mertert	Luxembourg	40.000000
Société du Train à Fil de Schifflange SA, Esch s/Alzette	Luxembourg	25.000000
Société Liègeoise de Gestion Foncière SA, Liège	Belgium	50.000000
Sodie SA, Paris	France	44.999333
Sorealor Sàrl, Saint Laurent du Var	France	33.333333
Sorepark SA, Hagondange	France	26.295794
Steel 24-7 NV, Drogenbos	Belgium	25.000000
Steeltrack SA, Puteaux	France	33.296296
Studiengesellschaft für Eisenerzaufbereintung GbR, Liebenburg	Germany	33.320000
Telindus SA, Strassen	Luxembourg	35.307000
TMT—Tapping Measuring Technology GmbH, Siegen	Germany	50.000000
TMT—Tapping Measuring Technology Sàrl, Luxembourg	Luxembourg	50.000000
TradeArbed Mexico SA, en cessation d’activité, Mexico DF	Mexico	49.000000
Tramway Sàrl, Saint Julien lès Metz	France	22.857143
Union pour la promotion des industries de l’Appertisé Sàrl, Paris	France	33.333333
Union pour le service de l’électricité SA, en liquidation, Briey	France	43.300000
United Slitting Services Ltd, Halesowen	United Kingdom	39.000000
Wansey Limited Plc, Limasol-	Cyprus	50.000000
• and its subsidiary Ooo TA Cord Ltd, Orel	Russian Federation	100.000000
Weserport GmbH, Bremen	Germany	49.000000
WKS Pty. Ltd, Wollongong	Australia	33.333333
WSA—Warehouses Service Agency Sàrl, Sanem	Luxembourg	25.000000

GROUP CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR ENDED

DECEMBER 31, 2004, TOGETHER WITH

ARCELOR’S CONSOLIDATED FINANCIAL STATEMENTS FOR 2004

GROUP CONSOLIDATED MANAGEMENT REPORT

ECONOMIC ENVIRONMENT

The year 2004 ended with a global economic growth of 4.9%, which is the highest rate recorded since 1988.

In the United States, growth reached 4.4% for the year, mainly due to a sharp rise in final consumption. Capital investment on equipments by companies also grew very sharply. Growth should remain high in 2005 at a rate close to 3.6%.

Canada and Mexico benefited from the American boom with growth rates of 2.7% and 4% respectively.

In Asia, with the exception of Japan, economic growth remained very dynamic throughout the year despite a slight slowdown at the end of the year. It was fuelled mainly by the Chinese and Indian economies. Over the whole period, China experienced a growth in GDP of 9.2% while industrial production grew by 15%, which corresponded to the highest economic growth in seven years. Economic growth in India reached 6.5%.

In Japan, after three quarters of sustained growth, there was a slight slowdown caused by high oil prices and uncertainty about the continuation of growth in China, which was 2.6% in 2004.

Growth remained low in the euro zone, with an increase in GDP of barely 2%. Consumer and business confidence remained low. Although Germany posted good export performances, the other countries of the region performed poorly. France, on the other hand, benefited from a steady domestic demand. Economic growth in the United Kingdom was in excess of 3% thanks to domestic demand and the support of the residential sector in particular.

The new members of the European Union showed steady growth with GDP up by 5%. Industrial production was buoyant in particular in the steel user sectors, and it grew 13% in Poland, 9.5% in the Czech Republic, 8.8% in Hungary and 4.4% in Slovakia.

In Central and South America, the positive economic development has been confirmed. GDP rose more than 5% over the year while industrial production increased by more than 8%. In Argentina, the dynamic growth continued with GDP rising by 7.5%. Industrial production also followed this trend. In Brazil, growth was steady with a 4.6% increase in GDP over the year and a rise in industrial production in excess of 8%.

Trends in the steel sector

The world growth resulted in record increases in the price of raw materials, oil and sea freights. The global steel industry benefited from this momentum and business was particularly brisk in 2004.

In China, apparent steel consumption grew by 11%, with a downward adjustment effect on stocks. Exports from China grew 134% to over 20 million tonnes in 2004. Chinese imports stood at 33 million tonnes, down 24%.

In the United States, 2004 was an exceptional year for finished steel products, with an increase in apparent consumption of 14% and a 53% increase in imports as compared to the previous year. Real consumption only rose by 4%, and stocks with steel consumers were at a high level at the end of the year.

In the European Union (EU15), the steel-using sectors grew at a satisfactory annual rate. In 2004, the registration of private cars rose 2%, that of light duty vehicles by 8.7% and that of heavy-duty vehicles by 8%. The construction industry grew by 1% and the service equipment industry by 4%. Growth for the household appliance industry was 2.5%. Consequently, actual steel consumption rose by 2.8% in 2004, while apparent steel consumption grew by 4.3% over the year. At the end of the year, inventories of steel products held by steel users and traders were higher than the 2003 levels. This was explained by the difference in growth between apparent and actual consumption.

Total imports of finished steel products increased by 1% over the year, with long products dropping by 3.3% and flat products increasing by 3.1%. The change in imports by product category was very pronounced. For example, imports of hot-rolled coils (excluding coils for rerolling), beams, wire rod markets and concrete reinforcing bars dropped 14.6%, 5.6%, 8.6% and 8.9% respectively whereas imports of cold-rolled sheets, coated sheets, quarto plates and merchant steels surged at 17%, 34.4%, 7.2% and 18% respectively. Demand for steel was very high in the new member states of the European Union in 2004, and was more than 15% for flat carbon products.

Steel prices, expressed in euros, went up regularly in 2004 because of the increase in raw material prices and the lack of equilibrium between supply and demand for steel. This was mainly due to high demand for steel products in the United States and China.

In the case of flat stainless steel products, world consumption for the sector alone grew by 7% in 2004. It was more particularly pronounced in Asia, especially in China and North America, and reached 4.5% in Europe. This growth confirms the strong appeal of stainless steel, linked with the increase in equipment rate, in particular household appliances. It is also linked to the process of replacement of other materials, a phenomenon that is observed more in mature markets such as Western Europe and North America. However, this growth is reduced by the nickel prices.

Trends in global crude steel production

According to estimates made by the International Iron and Steel Institute (IISI), global production of crude steel reached 1,055 billion tonnes in 2004. Driven by consumption in China, it grew 8.8% as compared with 2003.

WORLD CRUDE STEEL PRODUCTION (*)

	2002	2003	2004	Change 2004/2003 in %
World**	903.8	969.3	1,054.7	8.8
Western Europe***	207.4	213.3	225.4	5.7
including EU 25	180.9	184.2	193.5	5.0
including EU 15	158.7	160.7	168.3	4.7
Central and Eastern Europe****	101.1	107.5	111.8	4.0
including Russia	59.8	62.7	64.3	2.5
North America and Central America	122.9	126.2	133.0	5.4
including United States	91.6	93.7	98.5	5.2
South America	40.9	43.0	45.9	6.7
including Brazil	29.6	31.1	32.9	5.7
Asia	394.9	441.2	499.5	13.2
including China	182.3	221.2	272.5	23.2
including Japan	107.7	110.5	112.7	2.0
Other countries	36.6	38.1	39.1	2.7

*	Estimated by IISI, January 2005
**	World = 63 countries representing 98% of global crude steel production
***	Western Europe = EU25 + other European countries (Croatia, Norway, Romania, Serbia and Montenegro, Turkey)
****	Central and Eastern Europe (CIS) = Belarus, Kazakhstan, Moldavia, Russia, Ukraine, Uzbekistan

China alone is estimated to have provided more than a quarter (26%) of crude steel production, representing 272.5 million tonnes, up 23.2% as compared with 2003. It is ahead of the European Union with 193.5 million tonnes (up 5%) and Japan with 112.7 million tonnes produced (up 2%). All the Asian countries thus raised their production by 13.2% to 499.5 million tonnes, representing nearly half of the world production of crude steel (47.3%).

The United States increased their production by 5.2% to 98.5 million tonnes. The whole of North and Central America recorded a 5.4% increase in crude steel production as compared with 2003. South American countries posted mixed growth with a relatively strong growth in Brazil (5.7%) and a less significant increase in Argentina (+1.8%).

In the enlarged European Union (EU 25), crude steel production reached 193.5 million tonnes, up 5% as compared with 2003. The increases in production were particularly marked in Poland (16.9%), Spain (7.2%), Italy (5.6%) and France (5.1%). After a drop in its crude steel production in 2003 as compared with the previous year, Germany regained and exceeded its 2002 production level.

In Central and Eastern Europe, production reached 111.8 million tonnes, up 4% as compared with the previous year.

Turkey became the world’s twelfth leading steel producer with a production of 20.5 million tonnes, up 11.9%.

COMMENTS ON 2004 CONSOLIDATED RESULTS

After a phase of integration of its three founding groups, Arcelor has embarked on a new growth stage at a time when global trend is the increased consolidation of the steel industry and the shifting of consumption areas. In 2004, Arcelor stepped up its international deployment, all the while refocusing on its core businesses and seeking to achieve a control of costs. This change is reflected in the Group’s results with a gross operating result of 4.3 billion euros and Group share of net income of 2.3 billion euros for revenues of 30.2 billion euros. Net financial debt dropped 2 billion euros, and the gearing ratio stood at 0.20 on 31 December 2004. The return on capital invested (ROCE) before taxes was 26.6%.

There was a significant change in corporate structure with the finalisation of the first leg of the Group’s expansion in South America. In Brazil, Arcelor consolidated its position with CST, one of the world’s leading producers of carbon steel slabs and one of the world’s most competitive steel manufacturers. CST has been consolidated into Arcelor’s accounts since 1 October 2004 (stake of 73.44%, 73.22% of Group share). In Argentina, Arcelor increased its stake in the Acindar Group (takeover of 66% in May 2004 and then 72.68% in October), a specialist in the production of long carbon products (steel wires, sheets and concrete reinforcing bars). Acindar has been consolidated into the Group’s accounts since 1st May 2004.

For information purposes pro forma accounts for 2004 (unaudited) have been drawn up, including the full year accounts of CST and Acindar to evaluate the impact of the South American acquisitions on the Group’s accounts. If Acindar and CST had been consolidated over one year, Arcelor’s 2004 revenues would have been 31,258 billion euros. Gross operating result would have been 4,879 billion euros, accounting for 15.6% of revenues, as compared with the published figure of 14.4%. Net result would have been 2,475 million euros or 7.9% as compared with the published figure of 7.7%. The return on capital invested (ROCE) would have been 28.6% as against 26.6%. The gearing ratio is unchanged. These elements show the relevance of the Group’s investments in South America and their positive impact on the Group’s accounts.

At the same time, Arcelor carried out the active management of its business portfolio by disposing of J&L in the United States and Thainox in Thailand in the Stainless Steel sector, IMS in France, JFK in the USA, and his Tubes activity in the Distribution, Transformation, Trading sector, ADA (Aciérie de l’Atlantique) in the Long Carbon Steel sector and other non-strategic businesses such as IEE, a company based in Luxembourg that specialized in the design and manufacture of sensors.

Accounting principles

The financial statements of the Arcelor Group for the year ended 31 December 2004 are prepared in accordance with the International Financial Reporting Standards (IFRS) applicable at that date. As stated in the notes to the consolidated financial statements, these standards were partially adapted by the International Accounting Standards Board (IASB) in December 2003 and March 2004 (five new standards issued and fifteen standards modified), in particular, to meet the 2005 deadline set by the European Union.

With the exception of the IFRS 3 standard on business combinations that came into force in 2004 and the application of the IAS 36 and IAS 38 standards which were revised accordingly, all these standards (both new and amended) will only be applied as from 1st January 2005. The Arcelor Group is however not expecting any significant impact on the application of these standards (new or amended) to its consolidated financial situation.

Nevertheless, some uncertainties remain in the current state of definition and implementation of the standards. One of the major uncertainties, not only for Arcelor, but also for many major industrial groups in Europe, concerns the accounting of CO2 emission permits as proposed by the IASB Interpretation Committee. The application of this regulation has caused controversy within the European Union.

Arcelor deplores the inconsistent nature of the international accounting benchmark, which will bring about fluctuations in the comparability and legibility of its consolidated financial statements over time, and is actively participating, both nationally and internationally, in advisory groups to promote changes in the IFRS standards.

To ensure that financial statements are as transparent and as legible as possible, changes in the Group’s accounting policies and the impacts of the various changes mentioned above will be detailed and explained in the notes to the annual consolidated financial statements, as well as in Arcelor’s quarterly (and half-yearly, respectively) consolidated information, as applicable.

Revenues and results

FINANCIAL HIGHLIGHTS FOR THE GROUP

In millions of euros	2003	2004
Revenues	25,923	30,176
Change		+16.4%
Gross operating result	2,228	4,341
Operating result	738	3,194
Net result (Group share)	257	2,314
Net earnings per share (in euros)	0.54	4.26	*

*	Including 106,629,054 new shares issued on 27 July 2004, excluding own shares

The Group had consolidated revenues of 30,176 million euros in 2004 compared with 25,923 million euros in 2003, an increase of 16.4% (17.7% like-for like). The year was characterized by a sharp increase in average steel prices in the second half and in raw material prices as from April.

Group consolidated gross operating result nearly doubled at 4,341 million euros in 2004 versus 2,228 million in 2003. It included -245 million euros for non-current elements (118 million euros for restructuring in Spain). The excellent results are the result of the increase in the spot selling price of steel, particularly, during the second half of the year, as well as management gains (cost reduction programs and synergies).

Group consolidated operating result stood at 3,194 million euros in 2004 versus 738 for 2003, less 227 million euros of non-current elements.

After net financial charges of 367 million euros, a positive contribution from the associated companies of 413 million euros, a tax charge of 523 million euros, and taking into account 403 million euros in minority interests, consolidated net result (Group share) was 2,314 million euros compared with 257 million euros in 2003.

Gearing ratio

NET FINANCIAL DEBT/EQUITY RATIO

In millions of euros	31/12/2003	31/12/2004	Variation
Interest-bearing liabilities (long-term)	4,871	4,348	-523
Interest-bearing liabilities (short-term)	1,551	2,293	+742
Cash and cash equivalents	-1,890	-4,043	-2,153
Revaluation of financial instruments (short and long-term)	-68	-86	-18
NET FINANCIAL DEBT	4,464	2,512	-1,952
Shareholders equity (group share and minority interests)	7,463	12,317	+4,854
Residual badwill	676		-676
TOTAL	8,139	12,317	+4,178
GEARING RATIO	54.8%	20.4%	—

The Group reduced its net financial debt by 2 billion euros in 2004 (2,512 million euros as at 31 December 2004 compared with 4,464 million euros as at 31 December 2003). The 1,136 million euro capital increase of July 2004 was mainly used to finance the acquisition of the Brazilian assets (CST) while available cash brought down the net debt.

Cash generation increased each quarter, bolstered by the improvement in selling prices during the second half of the year and the strict control of working capital requirements. Capital expenditure stood at 1.4 billion euros and was maintained at a level corresponding to the depreciation in Europe.

The gearing ratio, including minority interests was 0.20 as of 31 December 2004 against 0.55 as of 31 December 2003.

Working capital requirements

BREAKDOWN OF WORKING CAPITAL REQUIREMENTS

In millions of euros	31/12/2003	31/12/2004	Variation
Inventories	5,497	6,801	1,304
Customers	3,253	3,757	+504
Suppliers	-4,348	-4,997	-649
OPERATIONAL WCR	4,402	5,561	+1,159
Other debtors and creditors	-979	-1,558	-579
WORKING CAPITAL REQUIREMENTS	3,423	4,003	+580

Return on capital employed (ROCE) before tax

EVOLUTION OF RETURN ON CAPITAL EMPLOYED

In millions of euros	2003	2004
Operating result	738	3,194
Share of results in companies, accounted for using the equity method (after taxes)	140	413
Tax adjustment on share of results in companies accounted for using the equity method	75	130
Dividends received	29	31
Charges related to securitization programmes	-6
(TOTAL I)	976	3,768
Non-current assets	12,590	15,249
Negative goodwill on acquisition	676
Deferred taxes (assets)	-1,436	-1,284
Revaluation of financial instruments (long-term)	-68	-86
Working capital requirements	3,423	4,003
Employee benefits and provisions*	-3,729	-3,708
TOTAL CAPITAL EMPLOYED (TOTAL II)	11,456	14,174
RETURN ON CAPITAL EMPLOYED (I/II) (ROCE)	8.5%	26.6%

*	Deferred taxes not included.

Revenues by geographic trading region

BREAKDOWN OF REVENUES

Country	2003	%	2004	%
EUROPEAN UNION (25)	20,141	77.70	23,377	77.47
OTHER EUROPEAN COUNTRIES	588	2.27	882	2.92
Canada	268	1.03	377	1.25
Mexico	160	0.62	160	0.53
United States	1,699	6.55	1,771	5.87
TOTAL NORTH AMERICA	2,127	8.21	2,308	7.65
Argentina	16	0.06	336	1.11
Brazil	904	3.49	1,472	4.88
Other	273	1.05	338	1.12
TOTAL SOUTH AMERICA	1,193	4.60	2,146	7.11
China	582	2.25	239	0.79
Other	1,293	4.99	1,224	4.06
TOTAL OTHER COUNTRIES	1,874	7.23	1,463	4.85
TOTAL GROUP	25,923	100.00	30,176	100.00

The breakdown of revenues by geographical area reflects, on one hand, the Group’s policy of preferring its traditional clients in the partnerships created, and the consolidation of Acindar in Argentina and CST in Brazil on the other hand.

Workforce

The Group had 94,601 employees (full time equivalent) on 31/12/2004 as compared with 96,294 employees at the end of December 2003.

BREAKDOWN OF CONSOLIDATED WORKFORCES PER SECTOR

Employees (FTE end period)	31/12/2003	31/12/2004	Variation
Flat Carbon Steels	46,259	48,332	+2,073
Long Carbon Steels	17,913	20,306	+2,393
Stainless Steel	14,042	11,758	-2,284
Distr., Transf. Trading	14,957	11,245	-3,712
Other business	3,123	2,960	-163
TOTAL	92,294	94,601	-1,693

Removals from scope, from the disposal of the companies or by the deconsolidation of non-significant companies, represent of leaving of 5,976 people. Additions to scope brought in 7,573 additional employees, 2,914 of which were from Acindar and 4,261 for CST.

At comparable group structure, the reduction in the Group’s workforce concerned 3,290 people, (representing 3.4%).

BREAKDOWN OF CONSOLIDATED WORKFORCE AT THE END OF 2004 BY GEOGRAPHICAL AREA

Employees (FTE end period)	Number	%
France	28,456	30
Belgium	15,591	16
Spain	14,897	16
Germany	9,630	10
Luxembourg	5,959	6
Other EU-25 countries	3,450	4
Other European countries	251	1
North America	1,404	1
South America	14,908	16
Far East	55	0
TOTAL	94,601	100

BUSINESS BY SECTOR

Flat Carbon Steel

Revenues and results

Flat Carbon Steel

In millions of euros	2003	2004
Revenues	13,994	16,139
Change (on a comparable basis)		+12,6%
Gross operating result	1,365	2,299
% of revenues	9.8%	14.2%
ROCE	17%	25.2%
Shipments (in millions of tonnes)	25.6	28.4

In 2004, the Flat Carbon Steel sector generated revenues of 16,139 million euros, representing 53.5% of Group turnover. On a comparable basis, it grew 12.6% as compared with 2003. This was the result of the sharp increase in sales prices on the second half year and an increase in volumes sold. The price effect was 8.8% and the volume effect 3.9% for all products. The integration of CST into the consolidated accounts as from 1st October 2004 represents a scope effect of 456 million euros with respect to revenues.

Gross operational result for the sector was 2,299 million euros, up 934 million as compared with 2003. CST’s contribution was 192 million euros.

Operating result stood at 1,666 million euros in 2004 versus 774 for 2003. It included 178 million non-current elements.

Activity

Crude steel production was 31.9 million tonnes in 2004 (including CST for 1.2 million tonnes) as compared with 28.6 million tonnes in 2003. Shipments jumped from 6.1 % to 28.4 million tonnes on a comparable basis. In Europe, 35% of shipments were for the automotive market, 52% for industrial plants (including construction and household appliances), 6% went to the packaging sector and 7% for processing users. In Brazil, the automotive market represented 23% of shipments while general industry accounted for 77%.

World demand for steel was indeed very sustained in 2004 in many markets in Asia, the Americas and in Western Europe, creating an imbalance between supply and demand. This situation, combined with a very significant increase in all production costs, mainly energy and raw materials, led to substancial hikes in steel prices on all markets worldwide.

In this context, Arcelor tried as best as it could to satisfy the demand of its European customers, while passing on the increase in production costs, by using all its production capacities and by giving preference to its partners.

The Industry sector particularly benefited from the favourable economic situation by increasing its shipments by 6% as against 2003 and by raising its sales prices significantly. It outperformed the growth of its main markets: construction, household appliances, service equipment and metalworking.

On the construction market, Arcelor took advantage of the buoyant growth in the Eastern European countries and positioned itself as the market leader, particularly in high value-added products like organic coated products and Aluzinc, thus doubling its sales as compared with 2003. In Western Europe, deliveries rose 15% and were accompanied by a very strong improvement in profitability. In 2004, Arcelor also launched many developments with partnerships for new constructive solutions destined for roofing, walls and residential housing in lightweight steel frames.

In 2004, Arcelor consolidated its position as the leading steel supplier on the household appliance market by guaranteeing the delivery of its products to its traditional clients. Arcelor developed new products that complied with the requirements of new European environmental standards and proposed solutions for organic coated steels, enameled steel and galvanized products.

Deliveries to the automotive sector rose by 1.7%. In 2004, this market posted a slight increase of 2% in car registrations in Western Europe. Exports kept business up in several countries, in particular Germany, and discounts and sales offers sometimes helped to boost the market. Despite the problems encountered in procuring raw materials, Arcelor met its long-term volume commitments with its automotive clients. In this connection, it consolidated its positions in Western Europe with automotive clients and developed its sales outside Europe.

Deliveries of flat carbon steels outside Europe surged, in particular on markets in Central and Eastern Europe, Turkey and Brazil. For the last two markets, Arcelor took advantage of the full production capacity, 18 months after the commissioning of the Group’s new plants Vega do Sul in Brazil and Borcelik in Turkey.

The partnerships developed by Arcelor with other steel manufacturers enabled it to support carmakers in their development on emerging markets. Severgal, the galvanisation plant built in Russia with Severstal should become operational in the second half of 2005 while the partnership with Nippon Steel and the Chinese steel company Bao Steel is expected to post concrete results in June. Lastly, the technical partnership with Tata Steel, the Indian steel manufacturer, has enabled Arcelor to propose Extragal™ on the Indian market.

Arcelor continued to develop its product offering for the automotive industry in 2004 by continuing to develop high resistance and very high resistance steels. It was also boosted with the arrival of the sandwich plate Quiet Steel™ (in cooperation with Material Sciences Cooperation) and the development of the new manganese-based metal that will be launched in 2006.

With respect to the service offering, the co-development between Arcelor Auto and car and equipment manufacturers was extended to practically cover the entire automotive industry.

Today, a large number of vehicle projects on the drawing board are developed by using the expertise of Arcelor Auto and its sub-contractors (stamping companies or designers), with the aim of optimising the production of vehicles, especially in the upstream stages.

The year 2004 also provided Arcelor with the opportunity to improve its steel solutions thanks to the Arcelor Body Concept project (ABC), a veritable showcase of steel solutions that enabled it to help manufacturers in finding new solutions to the problem of weight reduction and safety.

Lastly, 2004 was marked by the setting up of a Europe-wide sales organisation for automotive clients, with dedicated teams located near the decision-making centres of major manufacturers.

The Packaging business increased its sales prices slightly, despite the unfavourable euro/dollar conversion situation in relation to the distribution of its revenues. The level of shipment rose by 1.7% thanks, in particular, to the increase in sales for the export market, which offset the decline in volumes sold to leading packaging manufacturers in Europe.

The sales and industrial performance of the sector as well as the appreciation of the euro against the dollar helped to offset the very higher increase in raw material prices, especially in the industrial sector.

Within the framework of the Apollo plan that set out the sector’s industrial policy for the coming years, continuous improvement programmes adapted to the various sites enabled to significantly improve profits as compared to 2003 (33%). The actions implemented at the industrial level singularly contributed to improving performances. The reliability of steel plants enabled us to increase production by over 2 million tonnes. Likewise, the successful kick-off of carbon injections in the blast furnaces of Bremen and Ekostahl in Germany led to significant management gains.

On the industrial level, in November 2004, the welded blank plant near Shanghai for carmakers was commissioned. This unit was built in partnership with the Chinese steel manufacturer Bao Steel. In Brazil, a development plan for CST was launched in the spring. It consists of the building of a third blast furnace, the extension of the steelworks and a new coking plant should make it possible to raise production from 5 million tonnes of slabs to 7.5 million by the end of 2006.

Long Carbon Steel

Revenues and income

Long Carbon Steel

In millions of euros	2003	2004
Revenues	4,381	6,221
Change (on a comparable basis)		+36.1%
Gross operating result	493	1,287
% of revenues	11.3%	20.7%
ROCE	15.2%	39.2%
Shipments (in millions of euros)	12.2	13.4

With 6,221 million euros for fiscal 2004, the Long Carbon Steel sector posted a 42% increase in revenues, that was the result of the sharp increase in the price of scrap and other raw materials. The consolidation of Acindar in Argentina on 1 May 2004 contributed to this change with revenues of 394 million euros. There was a 36.1% increase in revenues on a comparable basis.

Gross operating result shot up by more than 160% as compared with 2003 at 1,287 million euros. The “scrap surcharge” system introduced at the end of 2003 offset the explosion of prices of this raw material. The stabilisation of the Brazilian real and the Argentinean peso also contributed to the improvement in results. Gross operating margin for the sector hit a record high at 20.7%. It was 11.3% in 2003.

Operating result stood at 1,078 million euros in 2004 versus 311 million euros for 2003. Acindar’s contribution for the eight months was 161 million euros.

Activity

The production of crude steel was 12.6 million tonnes in 2004 compared with 11.5 million tonnes in 2003. This represented a 10% increase. Shipments increased by 9.8% in 2004, to 13.4 million tonnes compared to 12.2 million tonnes in 2002, and rose 2.5% on a comparable basis. The main clients in Europe were the construction sector, which accounted for 73% of shipped products, and the industrial sector, which had 20%. The market of drawn-wire products represented 3% of shipments. In Brazil, the construction market accounted for 37% of shipments, general industry 41%, and the drawn-wire market 19%.

In the reinforcing bar sector, a sales policy was developed to optimise the sales price to counter the sharp and rapid increases in the cost of scrap. In Northern Europe, price fluctuations resulted in a highly speculative purchasing behavior. After sales at good prices in the second and third quarter 2004, the demand and sales prices fell in the fourth quarter. In Southern Europe, the construction sector was exceptionally buoyant, particularly in the residential segment. Business was also brisk in the public building segment, especially in the first half. Sales actions were developed to make up for the successive hikes in the price of raw materials and the improvement of the margin on scrap.

In the merchant steel sector, after a period where prices jumped in the first half of 2004, things levelled off in the third quarter before the decline in demand in the fourth quarter. Demand for wire rods was very high at the beginning of the year, leading to a shortage. Arcelor undertook to guarantee supplies to its clients during this exceptional period.

The explosion of the construction market in China, associated with a sustained global growth had an impact on the Group’s beam business. Shipments stood at 4.4 million tonnes, up 6% as compared with 2003. Despite the opportunities on export markets, Arcelor focused on its traditional clients in Europe. In Germany, the Benelux and France, apparent demand remained at its 2003 level, after a first half-year that was characterized by a very strong apparent demand fueled by speculation and fear of shortages. The year ended with destocking in a mediocre economic climate.

In the Iberian peninsula, apparent demand rose sharply in 2004 but was mitigated by a slowdown of sales at the end of the year, due to the level of stocks.

In the other countries of the European Union, excluding the new member states, Arcelor consolidated its positions in relation to 2003. In the Central and Eastern European countries, Arcelor continued its policy of penetration, all the while giving priority to the harmonization of prices in the EU-15 markets.

Deliveries slumped on the export market. The most buoyant markets for beams were the Middle East, Turkey and Mexico. Sales in North America, were noticeably down relative to 2003 as a result of the limited availability of products and the desire on the part of local producers to limit imports.

With respect to prices, Arcelor offset the repeated increases in raw material prices by introducing a “scrap surcharge” in November 2003, dynamically linked to scrap price movements in Europe. This price model, the limitation of imports due to the global market situation of long products, and the sustained speculative demand significantly improved margins in Europe. As from the second half, business was however hampered by the strong position of the euro in relation to the dollar (USD). This situation worsened at the end of the year as the euro continued to rise.

2004 was a year of contrasts for the sheet piling market. While the sales volume of hot rolled and cold rolled sheet piling rose, prices, under pressure, continued to flag during the first half despite the already low levels reached at the end of 2003. There was an upturn to satisfactory levels during the second half. The increase in sales was particularly marked on European markets, despite a difficult competitive environment. The acquisition of the English beam business of Corus Group plc contributed to this change.

With respect to worldwide export shipments, the volume of sales in North America was confirmed and the promotion campaigns conducted in Latin America in 2002 started to bear fruit and enabled Arcelor to offset the lost sales volume recorded in the Middle East and in South east Asia.

Price movements throughout the year followed the price of raw materials. After prices sagged at the beginning of the first half, mainly as a result of an unfavorable competitive environment, margins went back to satisfactory levels at the end of the second half.

Sales volumes for the market for rails for gantry cranes and special steel sections reached record highs thanks to the comprehensive range and the cutting-edge products offered. In terms of prices, the increase in the cost of half-finished products was offset to a large extent by the increase in sales prices. This enabled the business to record satisfactory margins during the second half.

In the area of rails for public transport, the year ended with a decline in sales volume on the Spanish market as well as the export markets.

In wire drawing plants, the sales strategy of the steel cord branch focuses on the continued reinforcement of the relationship with clients, the increase in market share outside Europe and the preserving of market share in Europe, all the while monitoring growth in emerging markets. Demand rose all year round especially for steel cord and saw wire and sales prices rose to offset the high raw material prices.

The strategy of the low carbon steel branch focused on growth in high added value products, in particular vineyard wire, welded screens and fibres for concrete reinforcement. 2004 was marked by efforts to offset the price rise of raw materials by increasing sales prices accordingly.

On the industrial level, the project to extend the crude steel capacity of the Belgo Mineira steelshop plant in Piracicaba in Brazil was completed according to schedule and the additional capacity of 0.5 million tonnes per year was fully operational as from the beginning of the second half of 2004.

In Europe, the first hot-rolled tests on the new medium beams mill in Belval, Luxembourg, were conducted in December 2004. The mill will start operating at full capacity as from the end of March 2005. Because production of the universal mill in Longwy, France has been transferred to the new mill in Belval, this mill will be closed in the first quarter 2005.

In its systematic approach to improve costs (search for “cost leadership”), Arcelor has adopted the LUX 2006 action plan, the objective of which is to revitalise the Long Carbon Steel sites in Luxembourg. This plan provides for the reorganisation of work, increased production and an ambitious investment programme that includes the upgrading of electric steelworks and the reconfiguration of rolling mills. Wiredrawing plants will also be adapted to the structural changes in the wiredrawing sector. The LUX 2006 plan is still being implemented and will continue until the end of 2006.

The review of the product portfolio of the Long Carbon Steels sector led to the divestiture of the Aciérie de l’Atlantique steelworks in Bayonne (France), which was sold to the Spanish group Añon. The high carbon steel wiredrawing plants at Emesa and Galycas in Spain were taken over by the Portuguese group Socitrel.

With respect to growth projects, the sector extended its British beam business with an acquisition from Corus Group plc. In South America, Belgo Mineira increased its interest in Acindar, in Argentina, in two stages, taking it to 66% in May 2004 and 72.68% in October 2004. Acindar has been consolidated in the Group’s accounts since May 2004.

Furthermore, the Chinese subsidiary of the South Korean joint venture Trefilarbed-Kiswire is building a second steel cord plant in Nantong, China.

Stainless Steel, Alloys and Special Plates

Revenues and income

Stainless Steel

In millions of euros	2003	2004
Revenues	4,280	4,577
Change (on a comparable basis)		+14.5%
Gross operating result	23	258
% of revenues	0.5%	5.6%
ROCE	-39.6%	+12.8%
Shipments (in millions of euros)	2.4	2.1

In 2004, the Stainless Steel sector continued the upturn that began in 2002 by focusing on its core business of “Europe and Brazil stainless steel flat products”.

With 4,577 million euros as at 31 December 2003 against 4,280 million euros for fiscal 2003, revenues in the Stainless Steels, Alloys and Special Plates sector increased by 6.9% (14.5% on a comparable basis). Despite a 11% drop in the volume of shipments at 2.1 million tonnes (a 1.6% increase on a comparable basis), this change is due to a general increase in total sales prices, especially linked to the surge in raw material prices, but had no significant impact on basic prices. In Europe, the alloy surcharge thus doubled between the two periods (about € 400/tonne on the average for 2003 as against more than $800/tonne in 2004). A scrap surcharge, which did not exist in 2003, was also introduced in the second quarter of 2004.

Gross operating result for fiscal 2004 jumped to 258 million euros against 23 million euros in 2003. The result improved as a result of a slightly positive price squeeze, a more advantageous mix and the significant management gains achieved. The cumulated impact of all this surpassed the effect of the various non-recurrent items following the restructuring in progress on the Sector. The cost reduction programmes implemented in all the operational units, the continued improvements or actual breaks all played a major role in making the Sector profitable once again.

Operating result amounted to 117 million euros in 2004 against an operating loss of 463 million euros in 2003.

The production of stainless steel was 2,453 million tonnes in 2004 compared with 2,650 million tonnes in 2003. This represented a 7.4% decrease, but a 1.4% increase at comparable group structure. Shipments increased 1.6% on a comparable basis.

Activity

The global economic situation was, on the whole, satisfactory in 2004, and was better than in 2003. And for all that, stainless steel markets did not enjoy the same favorable conditions as those of carbon steel markets because of the commissioning of many new plants in Europe and Asia that have created supply pressure on prices.

The deciding factor in market trends was the change in the price of raw materials:

•	trends about nickel that were perceived at the end of 2003 have been confirmed: on one hand, its price rose sharply (at an average of less than in 2003, it jumped to an average of nearly $14,000/tonne in 2004). On the other hand, the price was very volatile (with a minimum in 2004 of about $10,500/tonne and a maximum of about $17,800/tonne);

•	molybdenum prices increased significantly, increasing fourfold between the beginning and end of 2004;

•	chromium prices also shot up (over 30% over the year);

•	lastly, scrap prices more than doubled.

World consumption of stainless steel flat products grew by 7% in 2004. It was more particularly visible in Asia but was less in Europe (around 4.5%). This was however still largely higher than the trends of the past few years.

In Europe, apparent demand was correct on the whole, especially at the beginning of the year. Basic prices increased during the first half but dropped slightly at the end of the year. One of the reasons for this was the increased imports driven by the weak dollar.

In Brazil, the stainless steel market had a very good year with steady demand and high prices. Apparent consumption increased by more than 10% as compared with 2003.

Demand on Asian markets was evenly distributed during the third quarter after a readjustment phase and the destocking that took place at the beginning of the year. Asia, and in particular China, continued to be the main engines of global growth.

In the United States, the market picked up as compared with 2003. After a few tensions at the beginning of the year linked to the reduction in supply, prices increased sharply during the first semester and managed to maintain this high level until the end of the year.

UGINE & ALZ, the operational arm of the sector dedicated to flat stainless steels, reinforced its position on its strategic markets thanks to the highly technical nature of its products and its assistance to clients in implementing cutting edge solutions. The organization into market-based sectors played a major role in cementing the relationship created by UGINE & ALZ with its partner clients.

Demand for stainless steel long products generally rose for all areas (bars, drawn wires and wire rods). The increase in basic prices, especially at the beginning of the year and the passing on of raw material price increases, including scrap, helped to keep the business in a positive prize squeeze).

On the specialty plate segment, demand rose very sharply on the second half of the year resulting in significant price increases. Asian markets, especially Chinese and Indian, mainly caused this renewed global activity, directly or indirectly.

The continuation of the reconfiguration of stainless steel activities in Arcelor was reflected in the disposals carried out in 2004.

On 19 March, 2004, Arcelor sold its entire stake (96%) in Thainox to its founding chairman Kuhn Prayudh Mahagitsiri, a major player of the Thai industrial scene.

On 1 June 2004, J&L Specialty Steel, LLC sold most of its assets to a subsidiary that was in which Allegheny Technologies Incorporated had the majority stake.

In Australia, Arcelor sold its 50% stake in the service centre Pacific Stainless Steel Processors to its partner Atlas Steel, but maintained special links with this important distributor.

In December 2004, Ugitech disposed of TEVI, its Italian screw and bolt business to Electro Services and finalised the sale of Techalloy, its wire drawing business in the United States. The sale was signed on 9 February 2005.

On the sales level, the sector reinforced its infrastructures on fast-growing markets. A subsidiary of Matthey, Matthey Sro, was created in the Czech Republic to serve the automobile exhaust market. The first tube manufacturer to be established in this region, it began the cutting business at the end of 2004. The welding business is scheduled to begin in the first half of 2005. In April 2004, the new flat product service centre, Uginox Vietnam, was inaugurated in Hanoi and in June 2004 the second Arcelor Stainless Processing service centre in Detroit, USA became operational. In August 2004, IUP signed a joint venture agreement with the Jindal Group in India to create a precision rolling plant for stainless steel and alloys.

Lastly, the sector continued its organisational and industrial overhaul. The restructuring of the upstream phase of UGINE & ALZ advanced. The Ardoise steelworks (France) was discontinued at the end of June 2004 and the Genk steelworks (Belgium) continued to increase its capacity. The Carinox project, the installation of a new steelworks upstream of the hot strip mill in Charleroi work on which began on 2 April 2004, advanced according to schedule for commissioning planned for the end of 2005.

At the same time, UGINE & ALZ revamped its organisation through the UGINE & ALZ Way project, leading to the creation of three market-oriented poles (Specialties in Gueugnon France, Industry in Genk, Belgium, and Automotive in Isbergues, France) supplied by an upstream pole comprising the steelworks and the Carlam-Carinox hot-rolled mill.

In autumn 2004, UGINE & ALZ announced that it was bringing together its distribution activities in France on the Isbergues site. This involved the gradual transfer of the Gonesse service centre in the Paris region to Isbergues.

The entity Imphy Ugine Précision restructured its organization by separating the stainless steel and alloy business and specializing its French sites: Pont de Roide now focuses on stainless steel while Imphy and Firminy are dedicated to alloys.

Ugitech carried out its Renaissance plan aimed at simplifying its organisation and cutting down on its structures and overheads.

In Brazil, Acesita, the only manufacturer of flat stainless steels in South America, in which Arcelor has a 27.68% interest and which is consolidated under the equity method in the Group’s consolidated accounts, continued its upturn. This was after the difficult financial situation experienced in 2003 as a result of a high level of indebtedness, and which was exacerbated by the effects of the devaluation that took place at the end of 2002.

Improved management methods, the smooth running of facilities, the excellent performance of the Brazilian market, which consolidated its growth as well as competitive costs that guaranteed high export margins enabled the company to return to a growth in profits. Acesita, which is today one of the most profitable companies of the stainless steel sector, is pursuing its drive to reduce its debt.

Distribution, Transformation, Trading

Revenues and results

Distribution-Transformation-Trading

In millions of euros	2003	2004
Revenues	7,954	8,267
Change (on a comparable basis)		+12.5%
Gross operating result	284	513
% of revenues	3.6%	6.2%
ROCE	9.2%	24.2%
Volumes sold (in millions of tones)	15.99 *	14.98

*	excluding Tubes and PUM Processing

In 2004, revenues for the DTT sector increased from 7,954 million in 2003 to 8,267 million in 2004, representing 3.9% growth. Excluding currency effect (less 128 million euros, as a result of the depreciated dollar) and consolidation effect (less 836 million euros), the increase was 17.7%, representing a 6.9% drop in volume and a 26.5% increase in price.

A total volume of 14.9 million tonnes of products was shipped in 2004 compared to 15.9 million tonnes in 2003. On average, 30% of the total volume of annual shipments comes from non-Group supplies.

Changes in consolidation can be explained by the sector’s strategic recentring on trading and metallic product finishing activities in EU-25 (Arcelor Négoce-Distribution, Arcelor Steel Service Centres), sections and construction panels (Arcelor Construction), metallic foundations (Arcelor Projects) and international trading activities (Arcelor International).

Significant disposals in 2004 included the sale of the US company J&F (flat carbon steel finishing), previously fully consolidated and IMS (distribution), previously consolidated as an associated company. Furthermore, the entities disposed of in 2003 fully impacted 2004 revenues (Arcelor Tubes, PUM Plastiques, Considar). The sector also sold its interest in Condesa.

The acquisition of Ravené Schäfer, a large metallic products trading and distribution company in Germany, had a material impact on year-end accounts.

For Arcelor DTT, the tense steel market in 2004 (China effect) resulted in a significant rise of its average sale prices and scarcity of products. DTT was able to meet its delivery commitments for most of its clients within excellent lead times thanks to support from Arcelor group’s “upstream” activities.

Gross operating margin (gross operating result/revenues) jumped from 3.6% in 2003 to 6.2% in 2004 due to three factors: the DTT sector’s capacity to rapidly pass on the sharp increases in material costs that it had suffered; management gains of over 40 million euros; and a stock valuation effect.

Activity

The most significant events in 2004 for Arcelor NégoceDistribution (AND) remains the positive change in the average sale price level driven by the hefty increase in raw material costs, passed on to sale prices and the relative scarcity of a number of products on the market. On a comparable basis, AND revenues soared 27.6%, representing a 31.6% rise in prices and a 3% drop in volume.

AND bolstered its position in Germany with the acquisition of Ravené Schäfer, one of the largest players on the German market. This acquisition pushed AND to the rank of n° 3 trading player in Germany.

In the other European countries, there was no significant growth on the business market, except in Spain where AND’s average activity volume increased by 12%, driven by demand for renovation steel products. Sales dipped slightly on the French market as a result of a deliberate commercial policy preferring profitability to volumes. AND continued its deployment in Central and Eastern Europe. Five new sales outlets were opened in 2004, raising the total number of AND business locations in that region to 29.

In a market characterised by the scarce supply of the raw materials required for steel production, Arcelor Steel Service Centres (ASCC) focused on meeting its delivery commitments to its European clients under the best service conditions, in partnership with Arcelor’s Flat Carbon Steels sector. On a comparable basis, and excluding currency effect, the revenues of Arcelor SSC jumped 16.5%, representing a 19.2% rise for prices and a 2.2% drop in volume.

Thanks to the various development initiatives taken during the financial year, ASSC managed to maintain its positioning on its historic markets while expanding in Central and Eastern Europe. Volumes sold by Arcelor Stal Serwis Bytom (Poland) rose from 58 kt in 2003 to 85 kt in 2004. A new Steel Service Centre is scheduled for commissioning in Slovakia in 2005.

Other ASSC activities in 2004 included the continuation of several restructuring operations aimed at sharpening its competitive edge, particularly in Germany, France and the UK and disposal of J&F, which operates four service centres in the US). In addition to these operations, ASSC concentrated on other operations involving benchmarking and exchange of good industrial practices and extended them to the coordination of the safety approach.

ASSC also consolidated its customer service approach. For example, the acquisition of Dechefer in France helped ASSC to consolidate its presence on the market of organic coatings and offered it a foothold in stamping.

At year-end 2004, ASSC was able to meet the outsourcing requirements of part of the stamping activity of a major client in the field of electrical equipment and switchboxes. This same approach which led to the two-fold increase in the capacity of the Bytom site in Poland with the installation of a second slitting machine and three blank cutting presses, allowed ASSC to fully meet the outsourcing requirements for blank cuts for automotive sliders for a leading international client.

Arcelor Construction recorded a significant increase in its sale prices throughout 2004, while its volumes declined compared to 2003 in a context of sluggish investments, especially during the second half. On a comparable basis, and excluding currency effect, the revenues of Arcelor Construction rose by 10.6%, representing an 8.9% rise in average sale prices and 1.6% in volume.

The continued migration of orders from sections to panels (products with a higher value added) had a positive effect on revenues and margins. Business growth continued in Central Europe with the opening of a new production facility in Kiskun in Hungary (profiling line).

The upgrade of the picking line at Haironville in France was the most significant industrial event in 2004. It main contributions included improving revenues for that financial year. The restructuring carried out in Germany in 2003 also boosted revenues for the year. In France, a vast restructuring plan was launched and successfully completed in response to the downward trend of the industrial and commercial building market.

The sharp increase in prices in 2004 resulted in shrinking volumes for Arcelor International. The recorded dip in sales in Asia and on large export markets (Near and Middle East, North Africa) was only partly offset by a slightly stronger sales turnaround in the US, since Arcelor’s “upstream” sectors gave priority to their European clientele and reserved their volumes for them.

On a comparable basis, and excluding the currency effect, the revenues of Arcelor International rose by 3.7%, representing a 20.6% rise in prices and a 14% drop in volume.

In 2004, Arcelor International continued to reorganise its sales network by chiefly focusing on the creation of “Arcelor common roofs” in different countries such as China, India and Mexico. In 2004, Arcelor International also finalised an agreement with one of the largest Japanese engineering firms in the context of the construction the new Shanghai World Financial Centre, the second tallest building in the world. This project will enable Arcelor International to deliver HISTAR 345 quality sections for the first time in China. This flagship product developed by the Group’s Long Carbon Steel sector will generate substantial savings in costs and weight.

Arcelor Projects recorded an increase in volume sold in the foundation products core business as well as an increase in its average sale prices, in particular in the US. On a comparable basis, and excluding the currency effect, the revenues of Arcelor Projects rose by 13.8%, representing a 13.1% rise in prices and an 0.7% increase in volume.

The American unit Skyline started the construction of a new large tube production facility that will allow it to develop a comprehensive steel solutions offering for foundation projects in the NAFTA zone.

Lastly, Arcelor Projects China was created in 2004 to promote and sell steel solutions for foundations and take advantage of market opportunities in China.

Other activities

Paul Wurth

Operating in a sector driven by steady demand and the beneficial effects of the consolidation of the steel industry, Paul Wurth saw its business and rentability grow significantly in 2004 for the entire Group. Revenues earned in 2004 totaled 163 million euros, compared with 145 million euros the previous year. There was a 70% increase in new order volumes as against 2003.

With the strategic acquisition of Didier—M&P Energietechnik GmbH, a German engineering company, specialized in hot blast stove technology and refractory lining for blast surfaces in December 2004, Paul Wurth has completed its product range, thus reinforcing its position as a global leader on the blast furnace technology market. Paul Wurth continued to be driven by the strong Chinese demand in this sector. In 2004, contracts from China accounted for nearly a quarter of all new orders received by Paul Wurth SA. Brazil and Russia also represented key markets for the company.

In the sector of equipment for steelworks and continuous casting plants, Paul Wurth continued the successful marketing of its Vibromold® oscillating molds.

In research and development, Paul Wurth focused mainly continuing the research carried out for the Primus® project. It conducted laboratory and industrial-scale tests on the treatment of integrated plant sludge, and also worked the optimization of facilities that would enable the modification of the Primus® installation at Primorec SA in March 2005 to raise its capacity to 10 tonnes per hour of steel co-products treated.

The division in charge of management of major civil engineering projects reinforced its position in the region for private and government as well as industrial projects and won large contracts and orders in 2004.

Circuit Foil

After the excess capacity crisis of 2001, which affected the copper sheet sector, the industry went through hard times in 2002 and 2003. The market shifted from Europe, the United States and Japan to the South-East Asian countries and China. Today, Asia accounts for roughly 50% of Circuit Foil sales. Despite the 16% increase in production and the 20% increase in sales prices in 2004, volumes had dipped at the end of the year, which led to the decision to temporarily interrupt production at the Granby plant in Quebec. The increase in the cost of copper at 3000 USD/tonne and the weak dollar had a negative impact on Circuit Foil’s results. Nevertheless, the cost reduction and productivity improvement program launched in 2004 improved performances by 15%.

Industeel

The Industeel group, a manufacturer of special steel plates (alloy and stainless steels), reported 2004 revenues of 666 million euros for 342 kilotonnes of shipped sheets. A policy of specialties, boosted by surge in demand, enabled it to return to positive operating results despite the explosion in the prices of some raw materials.

Industeel invested approximately 1.2% of its revenues in an active Research and Development policy. The Group employs 50 people in its Metallurgical Research Center in Le Creusot. In 2004, the Group marketed two new Superplast 400 shades for molds and Duplex Ur45N steel with improved weldability.

In 2005, Industeel will continue to specialize in profitable niche markets and is promoting the innovation process to maintain its technological edge while preparing its long-term plan, which includes the conclusion of partnerships.

Financial activity

Arcelor continued to implement its financial policy in 2004, by focusing its organization around Arcelor Finance SCA and Arcelor Treasury SNC, and by optimizing its financial burden and financial security via a very high liquidity level.

Arcelor Finance provides support to the tune of €4.9bn in short, medium and long-term financing; it intervenes on the financial markets with Arcelor’s rating.

Arcelor Treasury covers everyday financial risks, including those involving foreign exchange rates, interest rates and raw materials, in line with the detailed principles (see Note 25 annexed to the accounts) approved by the Audit Committee. It also centralizes the cash management system.

In 2004, Arcelor carried out a number of large operations in the financial market, including:

•	in March, it took up its purchase option in O.C.E.A.N.E. 2006, with the conversion of 80% of the equity issue by exchanging 22 million own shares;

•	in July, it issued 533 million warrants which, after being taken up, increased its equity capital by €1.1 bn;

•	in October, Arcelor Finance launched a 10-year loan bond for €500m at 45.8%.

Arcelor also made an anticipated repayment of some high-interest loans in order to reduce its interest burden.

Finally, in December, Arcelor Finance launched a new bank syndication which was successfully concluded in February 2005 with 41 banks for €3bn, to replace the previous lines.

CAPITAL EXPENDITURE

Purchases Of Tangible Assets By Industry Sector

In millions of euros	2004	Share of sector
Flat Carbon Steel	722.8	53.4%
Long Carbon Steel	376.3	27.8%
Stainless Steel	145.4	10.7%
Distr. Transf. Trading	76.7	5.7%
Other Activities	32.0	2.4%
TOTAL	1,353.2	100.0%

Capital expenditure on the Flat Carbon Steel sector stood at 722.8 million euros at the end of December 2004. They mainly concerned:

•	the injection of carbon into the SWB blast furnace in Bremen, and the Ekostahl blast furnace in Eisenhüttenstadt, Germany;

•	work related to the ACB pickling line and the expansion of the second thin slab casting line in Bilbao, Spain;

•	the transformation of the Mardyck galvanizing line and the renovation of the gas holder of the coking plant and blast furnace at Dunkerque (France);

•	the renovation of the four-stand rolling mill, of the mixed continuous annealing facility, the strip mill and of in the Sollac Lorraine steelworks (France);

•	the increase in production capacity of the coking plant and dust removal capacity inside the chimneys of the Sollac Méditerranée industrial center (Fos, France);

•	the Plasma vacuum coating line prototype and the buyback of the acquisition of the CARSID electric oven for 24 million euros from Cockerill Sambre (Belgium);

•	the finalization of the building of the Vega do Sul plant (Brazil);

•	the renovation of the tin lining plant at Arcelor Packaging Intl. España (Spain);

•	expenditure relating to the improvement of quality, the development and adaptation of materials and environmental protection.

In August 2004, CST, Belgo-Mineira and Sun Coal & Coke Company signed an agreement to create a joint venture called SOL Coqueria Tubarão that would be used in the building of a new coking plant in the State of Espírito Santo in southeast Brazil. Expenditure for 2004 was 60.6 million euros. This new facility, which is scheduled for launching in July 2006, will have cost a total of 380 million US dollars and will have an annual capacity of 1.55 million tonnes of steel coke. The creation of this joint venture is part of the expansion strategy adopted by CST to raise its annual production of slabs from 5 million to 7.5 million in 2006. SOL Coqueria Tubarão is owned by CST (62%) Belgo Mineira (37%) and by Sun Coal & Coke Company (1%).

The companies of the Long Carbon Steel sector invested 376.3 million euros for the building of the new medium beams mill in Luxembourg, to modernize and extend existing facilities, in particular the one at Piracicaba in Brazil for bar production. Furthermore, expenditures to increase worker safety, the modernization of facilities and the protection of the environment completed the investments made by the sector.

The most substantial expenditure on the modernization and extension of existing installations concerned the continuous caster and the Zumarraga rolling mill, the Azpeitia rolling mill, the Olaberria rolling mill and the continuous caster at Madrid in Spain and Brazil as well as the modernizations of the Vitoria rolling mill.

Expenditure for the Stainless Steel sector totaled 145.4 million euros and mainly concerned:

•	the continuation of expenditure for the new electric steelworks, Carinox, which is installed upstream of the Carlam strip mill in Châtelet (Belgium) was 63.2 million euros;

•	expenditure relating to the tension leveling line at UGINE & ALZ France;

•	expenditure at Ugitech concerned the installation of a second dust remover in the steelworks and a new bell annealing facility (France).

Sundry expenses to improve safety at work and industrial safety completed expenditure on the sector.

The Distribution, Transformation, Trading sector made investments worth €76.7m, most of which went to:

•	increasing the processing capacity at Arcelor Stal Serwis in Poland;

•	the construction of an Arcelor Project factory for large foundation tubes in the United States;

•	the new pickling line in Contrisson (France) for Arcelor Construction.

OWN SHARES

The Ordinary General shareholders’ Meeting held on 30 April 2004, replacing a similar authorization dated 25 April 2003, authorizes the Board of Directors, in accordance with the conditions established by the Luxembourg law regarding commercial companies (“the law”), to acquire the company’s own shares or to have the shares acquired by other companies of the Group as provided for in Article 49a of the law. The authorization of 30 April 2004 is stipulated to be valid for 18 months (until 30 October 2005), unless renewed before said deadline, and allows the acquisition of Arcelor shares provided that the number of shares at no time exceeds the limit of 10% of the subscribed capital as provided for by Articles 49-2 and 49a of the law, at a price ranging between 5 euros and 25 euros per share. A resolution will be submitted to the Ordinary General Meeting to be held on 29 April 2005 to replace the authorization of 30 April 2004 with a new authorization that will be adapted to the new regulation of the financial market authorities (France) concerning share acquisitions.

Arcelor SA did not directly acquire or hold own shares in 2004, except for a temporary period.

As at 31 December 2004, the Arcelor group held 26,802,407 of its own shares, representing 4.19% of the total number of shares issued at a book value of 134,012,035 euros. Of these 26,802,407 shares, only 25,010,596 (i.e. those held by the direct subsidiaries Arbed and Usinor) should be included in the aforementioned limit of 10%. However, the voting rights were suspended on all 26,802,407 own shares.

During the 2004 financial year, the Group executed the following transactions in relation to its own shares.

Acquisitions

•	Arbed purchased 1,269,018 shares on the spot market at equivalent values ranging between 13.13 euros and 14.77 euros. The average weighted price was 14.36 euros. These purchases were made to stabilize the market price of the company’s shares.

Sales

•	Arbed sold 4,109,694 shares on the spot market at equivalent values ranging between 13.29 euros and 15.03 euros. The average weighted price was 14.97 euros. These sales were made to stabilize the market price of the company’s shares.

•	Arbed sold 900,000 shares by exercising call options at equivalent values ranging between 14.60 euros and 15.90 euros. The average weighted price (including the premium) was 15.44 euros. Theses sales helped finance the acquisition by the Group of the Aceralia shares through a takeover bid launched on 22 January 2004.

•	Arbed sold 316,047 shares to Arcelor to be transferred to Usinor shareholders who had exercised their exchange right, following delisting of Usinor shares on the Euronext Paris Premier Marché in 2002, at equivalent values ranging between 12.59 euros and 15.85 euros. The average weighted price was 14.26 euros per share.

•	Arbed sold 337,707 shares to Arcelor to meet the requests for Arcelor share allocation received from holders of O.C.E.A.N.E. 2005 bonds at an equivalent value of 19.33 euros per share.

•	Sidmar sold 22,488,690 shares to Arcelor to meet the requests for Arcelor share allocation received from holders of O.C.E.A.N.E. 2006 bonds at an equivalent value of 13.81 euros per share.

•	Arbed sold 1,887 shares to Arcelor to meet the requests for share allocation received from holders of O.C.E.A.N.E. 2006 bonds at an equivalent value of 13.81 euros per share.

•	Out of the total of 1,020,000 shares transferred by Arbed to Usinor, 957,375 shares were settled by Usinor for its stock option plans at an equivalent value ranging from 13.92 to 15.24 euros. The average weighted equivalent value was 13.93 euros per share.

Own shares	31/12/2003	31/12/2004	Movements
Arbed SA	30,260,403	24,844,086	-5,416,317
Usinor SA	103,885	166,510	+62,625
Sidmar NV	24,280,501	1,791,811	-22,488,690
TOTAL	54,644,789	26,802,407	-27,842,382

Consequently, the Group acquired 1,269,018 own shares in 2004, representing a total book value of 6,345,090 euros or 0.20% of its subscribed capital as of 31 December 2004. It also sold 29,111,400 of its own shares during the financial year, representing a total book value of 145,557,000 euros or 4.55% of its subscribed capital as of 31 December 2004. In all therefore, it sold 27,842,382 own shares, representing a book value of 139,211,910 euros or 4.35% of its subscribed capital as of 31 December 2004.

OUTLOOK

The main economic agencies expect global economic performance to remain generally buoyant in 2005, despite a slight decline compared to 2004 which yielded brilliant results in terms of world economic growth. The recovery is expected to remain steady throughout the year. At 3.3%, global GDP should exceed its long-term growth rate of 3.1%. In the short-term, the evolution of the world economy could mostly depend on the performance of the American and Chinese economies, the twin growth engines since the 1997-1998 Asian crisis. Industrial production in 2005 is expected to grow by some 4% compared to 5% in 2004.

GDP in the United States, for the entire 2005, is expected to rise by approximately 3.5%. Experts are also counting on continued significant growth in industrial production, by 4% after 4.5% in 2004. Indeed, in the light of higher oil prices, the gradual increase of interest rates and the end of tax breaks, the growth of the US economy is expected to inevitably slow down.

Growth should remain extremely vibrant in Central and South America. GDP is expected to rise by 4.1% in 2005 and industrial production, even more dynamic, should record a growth rate of 4.7% after jumping 6.2% and 9.7% in 2004.

In the emerging European countries (CIS, ten new EU members, other East European countries), the buoyant economy is expected to last. GDP for all these countries should grow by approximately 5.7%, slightly less than the previous year’s figure of 6.7%.

The Japanese economy is expected to grow at a slower pace of 1.5% in 2005, due to the expected flagging of export growth and stagnating discretionary income for households which will curb any turnaround in consumer spending.

In China, a more restrictive economic policy, combined with higher oil prices, should slow down growth in 2005 by 7.5%-8.0%. Economic activity should nevertheless remain buoyant thanks in particular to investments in the electricity production sector, the booming property sector and the growth of private consumption due to a strong rise in the income of rural populations.

For all other Asian countries, experts expect GDP and industrial production to grow by 5% in 2005.

In Western Europe, after 2.1% growth in 2004, GDP is expected to be driven up 1.9% by exports. Industrial production, up by 1.6% in 2004, is expected to rise by 2.3% this year. In the euro zone, GDP is expected to creep up by merely 1.7% in 2005 and industrial production should do slightly better with 2.3%.

Production in the steel-consuming industries is expected to remain slightly high throughout this year. In EU15, SWIP (steel weighted industrial production index) should rise by roughly 2% for the full year 2005, representing a slightly lesser growth than in 2003 (+3%).

Based on these assumptions, the apparent global consumption of steel, outside China, should increase this year by roughly 3.0%. In China, apparent consumption should rise by 7%. Although China will remain a net importer of flat carbon products, it is expected to move closer to equilibrium.

In EU15, apparent consumption is expected to follow close on the heels of 2004, after a slightly negative contribution from the stock cycle.

In the US, apparent consumption is expected to shrink in 2005 by roughly 5% as a result of excessive supply in 2004.

The steel industry should benefit from this positive situation, mainly thanks to continued consumption in China. The situation is confirmed by tensions observed concerning raw material availability and prices, together with shipment costs. Sale prices are expected to remain high.

After an exceptional 2004, 2005 should be a year of more moderate growth for the steel industry and a very good year for Arcelor.

After devoting two and half years to implementing the merger, Arcelor launched a vast transformation programmed in July last year. The consolidation of the assets of CST (Brazil) in October is the first step in the process to radically improve the Group’s profitability levels.

International expansion is a priority, through both organic development and relutive mergers and acquisitions in high-growth regions or on specific markets. Arcelor intends to continue its active portfolio management which will include expected disposals of non-core or non-profitable business operations. The Group will continue its restructuring, starting with the decommissioning of a continental blast furnace in Europe, scheduled for this summer.

EVENTS AFTER YEAR-END

•	On December 28, 2004, Acelor issued a public repurchase offer for the Usinor minority shares. Following this operation, on January 11, 2005, the Group owned 100% of Usinor’s shares.

•	Of the 24,723,689 Arcelor O.C.E.A.N.E. 2005 bonds in circulation on 31 December 2004, requests were made to convert or exchange 328,512. This was honored by the delivery of 337,707 existing Arcelor shares, and the balance of 24,395,177 shares was reimbursed on 3 January 2005.

•	On 9 February 2005, Arcelor signed an agreement with Central Wire to sell shares of Techalloy Company, Inc. Techalloy Company, Inc., owned by Arcelor through its subsidiary Ugitech SA, is an American company specialized in the production of stainless steel and nickel alloy wires as well as in welding electrodes. The sale of Techalloy Company, Inc. falls within the framework of the refocusing of the Stainless Steel sector on its Flat Stainless Steel activities in Europe and Brazil.

ADDITIONAL INFORMATION ABOUT ARCELOR SA

In 2004 Arcelor SA, the parent company of the Arcelor group, continued to manage its portfolio of holdings. Fiscal year 2004 was mainly marked by the capital increase of 1.17 billion euros through the issue of stock warrants in July. Of the 533,145,273 stock warrants that were allotted free of charge by the company, 498,251,550 warrants, representing approximately 93.5% of the total warrants, were exercised. This led to the allotment of 99,650,310 new shares on 27 July 2004. Arcelor invested 6,978,744 new shares that were also issued on 27 July 2004, corresponding to the 34,893,723 unexercised warrants (taking into account the fact that three warrants could not be exercised because of the round lots that had been defined), with institutional investors outside the United States.

To strengthen the Group balance sheet and reduce the cost of debt, Arcelor had decided on the accelerated redemption of the O O.C.E.A.N.E. Arcelor 2006 bonds since the conditions for redemption had been fulfilled. It issued Arcelor 2006 O.C.E.A.N.E. bonds at EUR 12.81 with a maturity date of 1 January 2006 and with an annual interest rate of 3% that were convertible or exchangeable at the rate of one bond for one share. In the absence of accelerated conversion or amortisation, these bonds had to be redeemed at maturity at 110.905%, or for a par value of EUR 14.20. O.C.E.A. N. E. holders had the option, up till 11 March 2004, inclusive, to exercise their rights to receive shares allotted in this case by making available Group treasury shares, with retroactive effect from 1 January 2004. At the end of this offer, 22,490,577 O.C.E.A.N.E. Arcelor 2006 bonds, i.e. 81.05% of the original issue, had been exchanged for shares and 5,256,793 O.C.E.A.N.E. Arcelor 2006 bonds were redeemed on 22 March at a par value of 13.80607 euros per share.

Arcelor ended fiscal year 2004 with earnings of 707 million euros, primarily from revenues from its holdings.

The general meeting of shareholders will be asked to approve the distribution of a gross dividend of 0.65 euros per share for 2004, compared with 0.40 euro per share for the previous year.

GROUP CONSOLIDATED ACCOUNTS

This document is a free translation in English of a French original document—Arcelor’s consolidated financial statements for the year ended December 31, 2004. This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any ambiguity between this document and the French original, the latter shall prevail.

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

In EUR million, for the year ended 31 December	2004	2003
Revenue (Note 27)	30,176	25,923
Other operating income	437	729
Own work capitalized	515	-255
Cost of raw materials and consumables	-14,759	-12,095
Other external expenses	-6,337	-6,307
Staff costs (Note 21)	-4,868	-5,071
Depreciation and amortisation expenses	-1,225	-1,601
Depreciation and amortisation of goodwill	78	111
Other operating expenses	-823	-696
Operating result	3,194	738
Net financing costs (Note 22)	-367	-321
Share of results in companies accounted for using the equity method	413	140
RESULT BEFORE TAX	3,240	557
Taxation (Note 23)	-523	-141
RESULT AFTER TAX	2,717	416
Minority interests	-403	-159
Net result—Group share	2,314	257
Earnings per share in EUR (Note 14)
—basic	4.26	0.54
—diluted	3.83	0.54

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS

In EUR million, as at 31 December	2004	2003
Non-current assets
Intangible assets (Note 4)	157	-551
Property, plant and equipment (Note 5)	11,230	8,947
Investments accounted for using the equity method (Note 6)	1,366	1,758
Other investments (Note 7)	528	307
Receivables and other financial assets (Note 8)	684	693
Deferred tax assets (Note 23)	1,284	1,436
TOTAL NON-CURRENT ASSETS	15,249	12,590
Current assets
Inventories (Note 9)	6,801	5,497
Trade receivables (Note 10)	3,757	3,253
Other receivables (Note 11)	1,372	1,378
Cash and cash equivalents (Note 12)	4,043	1,890
TOTAL CURRENT ASSETS	15,973	12,018
TOTAL ASSETS	31,222	24,608

EQUITY AND LIABILITIES

In EUR million, as at 31 December	2004	2003
Shareholders’ equity
Subscribed capital	3,199	2,665
Share premium	5,397	4,795
Consolidated reserves	2,709	-419
Translation reserve	-403	-308
TOTAL SHAREHOLDERS’ EQUITY (NOTE 13)	10,902	6,733
Minority interests (Note 15)	1,415	730
Non-current liabilities
Interest-bearing liabilities (Note 16)	4,348	4,871
Employee benefits (Note 17)	1,652	1,733
Provisions for termination benefits (Note 18)	887	718
Other long-term provisions (Note 19)	920	983
Deferred tax liabilities (Note 23)	629	289
Other liabilities	82	163
TOTAL NON-CURRENT LIABILITIES	8,518	8,757
Current liabilities
Trade payables	4,997	4,348
Interest-bearing liabilities (Note 16)	2,293	1,551
Other amounts payable (Note 20)	2,848	2,194
Provisions for termination benefits (Note 18)	50	82
Other provisions (Note 19)	199	213
TOTAL CURRENT LIABILITIES	10,387	8,388
TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND LIABILITIES	31,222	24,608

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

In EUR million, for the year ended 31 December	2004	2003
Operating activities
Result after tax	2,717	416
Profit of companies accounted for using the equity method, net of dividends	-336	-48
Amortisation and depreciation	1,147	1,490
Net movement in provisions	31	85
Profit on disposal of assets	-80	-14
Dividends received	31	29
Changes in working capital	-726	641
Other items	421	-97
CASH FLOWS FROM OPERATING ACTIVITIES(*)	3,205	2,502
Investing activities
Acquisition of tangible and intangible assets	-1,424	-1,327
Acquisition of subsidiary companies, net of cash acquired (Note 3)	-302	-41
Acquisition of financial fixed assets	-414	- 536
Disposal of tangible and intangible assets	107	112
Disposal of subsidiary companies, net of cash disposed of (Note 3)	459	284
Disposal of financial fixed assets	192	399
CASH FLOWS FROM INVESTING ACTIVITIES	-1,382	-1,109
Financing activities
Capital increase of Arcelor S.A.	1,136	—
Other net contributions to shareholders’ equity	-64	85
Dividends paid	-249	-218
Proceeds from borrowings	1,205	1,891
Repayment of borrowings	-1,578	-2,444
Acquisition of 4.56% minority interests in Aceralia	-96	—
CASH FLOWS FROM FINANCING ACTIVITIES	354	-686
Effect of exchange rate fluctuations on cash held	-24	-56
Net increase in cash and cash equivalents	2,153	651
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,890	1,239
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,043	1,890

(*)	Including taxes paid in an amount of EUR 199 million (2003: EUR 29 million) and net interest paid in an amount of EUR 151 million (2003: EUR 261 million). The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

In EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own shares	Other consolidated reserves	Foreign currency translation	Shareholders’ equity (Note 13)	Minority interests (Note 15)	Total
31 December 2002	2,662	4,791	-745	261	-237	6,732	661	7,393
PROFIT AND LOSS
Profit for the year 2003				257		257	159	416
Foreign exchange differences					-71	-71	28	-43
DISTRIBUTION AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid				-181		-181	-37	-218
Increase in share capital	3	4				7		7
Purchase of minority interests							-87	-87
Other adjustments			-6	-5		-11	6	-5
31 December 2003	2,665	4,795	-751	332	-308	6,733	730	7,463
First time application of IFRS 3				686		686		686
1 January 2004	2,665	4,795	-751	1,018	-308	7,751	730	8,149
PROFIT AND LOSS
Profit for the year 2004				2,314		2,314	403	2,717
Foreign exchange differences					-95	-95	-64	-159
DISTRIBUTION AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid				-192		-192	-57	-249
Increase in share capital	534	602				1,136		1,136
Acquisition of CST and Acindar (Note 13.6)				158		158	23	181
Utilisation of and profit on the sale of own shares			387			387	4	391
Other adjustments				-14		-14		-14
Acquisitions and repurchase of minorities				-211		-211	376	165
31 December 2004	3,199	5,397	-364	3,073	-403	10,902	1,415	12,317

The accompanying notes form an integral part of these consolidated financial statements.

APPENDIX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in EUR million, unless otherwise stated

APPENDIX TO THE CONSOLIDATED FINANCIAL STATEMENT

The consolidated financial statements of the Arcelor Group for the year ended 31 December 2004 are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable at that date. These standards were partially adapted by the International Accounting Standards Board (“IASB”) in December 2003 and March 2004 (five newly issued standards and fifteen amended existing standards), especially in the context of the deadline of 2005 fixed by the European Union. With the exception of IFRS 3 on business combinations, which came into effect in 2004, and the application of the revised standards IAS 36 and 38 associated with IFRS 3, these standards (new or revised) are only valid from January 1, 2005. The Arcelor Group does not, however, anticipate any significant impacts of the application of these standards (new or revised) on its consolidated financial position.

Note 1—General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 in the context of the proposed business combination of Aceralia, Arbed and Usinor, which was completed on 28 February 2002.

The consolidated financial statements as at 31 December 2004 present the financial position of the Company and of its subsidiaries (hereafter “the Group”), as well as the interests of the Group in associated companies and jointly controlled entities.

The Board of Directors approved the consolidated financial statements as at and for the year ended 31 December, 2004 on 16 February 2005 and authorised the publication of said consolidated financial statements on 18 March, 2005. These financial statements will not be final until approved at the annual general meeting of shareholders.

The consolidated financial statements have been prepared in accordance with IFRS. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

Note 2—Accounting policies

1) Statement of compliance

The consolidated financial statements are prepared in accordance with international standards on financial information or “International Financial Reporting Standards” (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”) and with the interpretations of standards as published by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared in accordance with the requirements of Section XVI of the Luxembourg Law of 10 August 1915 on commercial companies, with the specific exception of the accounting and valuation of financial instruments following the adoption of IAS 39. Moreover, the presentation of the consolidated balance sheet and income statement is different from that required by the Law. In the opinion of the Directors, the presentation chosen more appropriately reflects the Group’s financial situation.

Note 29 shows a reconciliation between shareholders’ equity of the Group and the net profit for the year ended December 31, 2004 and the amounts that would have been disclosed had Luxembourg legal and regulatory requirements been followed.

2) Presentation of the consolidated financial statements

The consolidated financial statement are prepared in euro (“EUR”), rounded to the nearest million.

The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value with respect to the risks hedged.

Assets intended to be disposed of or consumed during the Group’s normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All the other assets are considered non-current.

Liabilities falling due during the Group’s normal course of operations, or in the twelve months following the year-end date, are considered current. All the other liabilities are considered non-current.

3) Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of the voting rights.

The financial statements of the significant subsidiaries are included in the consolidated financial statements from the date when effective control starts until the date when effective control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in the income statement.

Associated companies

Associated companies are companies in which the Group has a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies in which the Group holds joint control over their activities under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control starts until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions, as well as unrealised gains resulting from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group’s interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A listing of the main subsidiaries and the companies accounted for using the equity method is shown in Note 31. A complete listing of Group companies, as at 31 December 2004, will be submitted to the ‘Greffe du tribunal d’arrondissement’ of Luxembourg in the month following the general meeting of shareholders.

4) Business combinations

The Group has applied, since 1 January 2004, IFRS 3—Business combinations in place of IAS 22.

Goodwill

In accordance with IFRS 3:

•	a positive difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets and liabilities acquired is accounted for as goodwill and is reported as an asset. Goodwill balances are no longer subject to an annual amortisation charge but are considered at each financial reporting date in order to identify a possible impairment (see paragraph 8 regarding the depreciation of assets);

•	a negative difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets and liabilities acquired (negative goodwill) is recorded directly in the result for the period and is no longer accounted for on a deferred basis (carried forward against future losses or taken to results on the basis of the weighted average residual life of the assets acquired). As a result of the first application of this principle, the residual balance of negative goodwill, at 31 December 2003, was transferred in shareholders’ equity at 1 January 2004 (see Note 4).

Stepped acquisitions

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets and liabilities acquired and hence for the goodwill associated with the acquisition.

The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity the interests previously held are re-valued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders’ equity.

Subsequent purchases, after the Group has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders’ equity.

Minority interests

The interests of minority shareholders are recorded on the basis of their proportionate interest in the net value of the entity acquired.

5) Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate prevailing at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in shareholders’ equity.

6) Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquire new scientific or technical knowledge and understanding, is recognised in the income statement as incurred.

Expenditure on development activities, where research findings are applied for the production of new or substantially improved products and processes is capitalised if the product or the process is considered to be technically and commercially viable and the Group has sufficient resources to complete the development programme.

The expenditure thus capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Other development expenditure is recognised in the income statement as incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill primarily includes the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.

The estimated useful lives are as follows:

•	patents and trademarks: 5 years

•	capitalised development costs: 5 years

7) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of the periodic re-lining of blast furnaces is capitalised and depreciated over the expected production period.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred.

Government grants that assist the Group in the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and released to the income statement on a straight-line basis over the expected useful life of the associated asset.

Subsequent expenditure

Expenditure incurred in replacing or re-newing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated.

Property, plant and equipment acquired before 1 January 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

	Flat products	Long products and Stainless
		Electric arc furnace	Hot-rolling mills
Industrial buildings	25 years	25 years
Technical installations and machinery
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Other		5 – 20 years

Leases

Where the Group is the lessee

Leases with respect to significant assets where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

8) Impairment of assets

The carrying amounts of the Group’s assets, other than inventories, deferred tax assets, and assets related to employee benefit plans, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill arising on the acquisition of companies is allocated to cash generating units which may benefit from synergy effects related to the acquisition.

If any such indication exists for an asset, or for the cash-generating unit to which it belongs, the recoverable amount is estimated.

For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Impairment losses recognised for goodwill are not reversed.

9) Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date after more than one year, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and are stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised in the income statement.

The fair value of investments held for trading and investments available-for-sale are taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

10) Trade and other receivables

Trade and other receivables are stated at cost less provisions for losses.

11) Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first in first out method) or net realisable value. Finished goods and worki-in-progress are stated at the lower of production cost or net realisable value.

Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

12) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of less than three months from the acquisition date. Short-term investments are valued at market value at the end of each period.

13) Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders’ equity under the caption ‘Treasury shares’, until they are cancelled.

Dividends

Dividends are recorded as a liability when they are approved by a general meeting of shareholders.

14) Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15) Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

16) Employee benefits

Types of pension plans

Defined contribution plans

Defined contribution plans are those plans where the Group pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as wages and salaries.

Defined benefit plans

Defined benefit plans are arrangements that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.

The discount rate applied is the yield, at the balance sheet date, on AA credit rated bonds that have maturity dates similar to the terms of the Group’s pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credits method.

When the terms and conditions of a plan are modified, the portion of the increased benefit relating to past services by the employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group’s obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

Complementary retirement schemes

These schemes are provided in addition to the legal minimal pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as wages and salaries.

Termination payments

Termination payments are generally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

Work medals

Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

Health insurance

Health insurance schemes relate exclusively to the US subsidiaries of the group (“post retirement medical care”). For European entities, health insurance is in place by way of obligatory contributions to state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans

The commitments in respect of certain retirement plans are wholly, or in part, covered by life assurance policies or pensions funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of “funded obligations”).

Externalised commitments are evaluated by independent specialists.

Remuneration by way of share options

Arcelor S.A. has two share option plans in place as at 31 December 2004. Moreover, options on Usinor shares have been allocated to certain directors and employees of Usinor.

Options on shares were issued at the market value at the date of issue and may be exercised at that price.

No costs linked to these awards have been accounted for in the income statement in accordance with international standards in force at 31 December 2004. When the options are exercised, the cash received less the costs of the transaction are credited to subscribed capital and share premium.

The accounting policy of the Group will be modified on 1 January 2005 pursuant to international standard, IFRS 2 Share-based payments. In accordance with this new standard, options granted after 7 November 2002 will be subject to a specific valuation (corresponding to the fair value of the option at the date of grant) the effects of which will be amortised on a straight-line basis over the period through to the exercise date giving rise to a remuneration charge (see Note 13.3 hereafter).

17) Provisions for termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into two categories:

Social provisions in the context of restructuring plans

Provisions are recorded when the Group has announced to the entity of the affected employees or to their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.

Benefits are calculated as a function of the approximate number of people whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

Early retirement plans

Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees.

Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

18) Other provisions

A provision is accounted for when the Group has, as a result of a past event or a present obligation (legal or constructive), whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment

The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting its obligations under it.

19) Trade and other payables

Trade and other payables are recorded at cost.

20) Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are netted when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses in previous periods.

21) Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.

Anticipated losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro-rata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date the general meeting approves the dividend payment.

22) Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange, interest rates and raw materials and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter-parties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

23) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group’s primary segment is defined as the ‘business segment’, while the secondary is the ‘geographical segment’.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption ‘Unallocated assets’.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to a sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption ‘Unallocated liabilities’.

Note 3—Consolidation scope

As at 31 December 2004, the scope of consolidation of the Arcelor Group includes, in addition to Arcelor S.A., 361 fully consolidated companies (31 December 2003: 442 fully consolidated companies). Furthermore, the Group accounts for 185 companies using the equity method (31 December 2003: 227 companies using the equity method). The reduction in the number of fully consolidated companies is primarily associated with the exclusion from the scope of the consolidation, from 1 January 2004, of 59 non-significant entities. In the same context, two entities were excluded from the companies previously accounted for using the equity method. In addition, the Group has also completed a number of acquisitions and disposals, the principal transactions being:

Acquisitions

CST

At 31 December 2003 the Arcelor Group held a 29.61% interest in Companhia Siderúrgica de Tubarão (CST—Brazil, Flat Carbon Steel). During 2004 the Group obtained control of CST through a stepped acquisition which commenced in 2003 and was realised through the exercise of the share sale-purchase option agreement as negotiated with the other shareholders which were parties to the CST shareholders’ agreement.

The first stage of the acquisition procedure in 2004 was the acquisition of 20.11% on 29 July 2004 after which Arcelor held a 49.72% interest in CST. On 14 October 2004 the waiver of the shareholders’ agreement, to the benefit of Arcelor, of all rights previously held by the other parties, in particular JFE Steel Corporation (JFE), the other Japanese shareholders and California Steel Industries Inc (CSI) over the CST shares. These waivers gave the Group effective control over the options previously held by Companhia Vale C Rio Doce (CVRD) and ACESITA over the ordinary shares subject to the CST shareholders’ agreement.

On the same date, the Group concluded final agreements with CVRD, JFE, the other Japanese shareholders and CSI (all parties to the CST shareholders’ agreement). These agreements related to the transfer of rights and obligations on options to acquire ordinary shares in CST. The conclusion of these agreements enabled Arcelor to fully consolidate CST with effect from 1 October 2004 with an effective controlling interest of 71.23%.

This increase is explained as follows:

•	14 October: the agreements referred to above, in particular the transfer of rights and obligations relating to ordinary shares in CST, enabled the Group to consider these shares in the percentage of the total interest controlled in accordance with IFRS 3. These agreements related to 24.51% of the voting shares or 9.46% of the total issued shares of CST;

•	3 November: conclusion of the sale-purchase agreement signed with ACESITA, increasing the level of control of the Group by 10.74% and the total percentage of interest by 4.14%;

•	17 December: conclusion of the sale-purchase agreement signed with CVRD, increasing the level of control of the Group by 20.51% and the total percentage of interest by 7.91%.

In addition, on 7 December 2004 the Group purchased ordinary shares held by the pension funds of the employees of CST (FUNSSEST) and thus increased its level of control to 94.71% and its percentage of total interest to 73.34% (or 70.20% and 63.89% respectively on the basis of the sale-purchase agreements negotiated with JFE, the other Japanese shareholders and CSI).

Acindar

On 7 May 2004, Arcelor took control of Acindar (Industria Argentina de Aceros S.A., Argentina, Long Carbon Steel), via its subsidiary company Belgo-Mineira (Brazil, Long Carbon Steel), by increasing its participation from 20.40% to 66.06%. Considering the minority shareholders of BelgoMineira, the net interest of Arcelor in Acindar is 35.6%. Acindar, previously accounted for using the equity method, has been fully consolidated with effect from 1 May 2004.

In addition, on 3 October 2004, following the exercise by Belgo-Mineira of the conversion options attached to the share warrants held, the interest of the Group increased from 66.06% to 72.68%. At 31 December 2004 the net interest of the Group in Acindar was 41.04%.

Other acquisitions

The Group also acquired, in April 2004, the control of Ravené Schäfer GmbH (in the past DEAG) (Germany, Distribution, Processing, Trading).

In addition, Arcelor proceeded during 2004 with significant repurchases of minority interests.

On 8 January 2004, the general meeting of Aceralia agreed the launch of a public offer to purchase (tender offer) all of its shares as held by minorities at a bid price of EUR 17 per share. At the end of the offer period, the offer having been made in respect of 6,207,061 shares, that is 4.97% of the issued share capital, 5,006,342 shares were acquired. These shares were withdrawn from the market on 2 March 2004.

At 31 December 2004 the distribution of the share capital of Aceralia is established as follows: Arcelor (95.59%), own shares held (4.01%) and other minority shareholders (0.4%). Given that the voting rights attached to the shares held by the company are suspended, the percentage of control and the effective percentage interest of Arcelor is established at 99.58%.
Since 23 December 2004 Arcelor holds 100.0% of its subsidiary company Stahlwerke Bremen (Germany, Flat Carbon Steel) following the acquisition of 30.3% previously held by a minority shareholder: BIG (Bremer Investitions-Gesellschaft).

Disposals

On 19 March 2004 Arcelor completed the sale of its participation (96%) in Thainox Steel Ltd (Thailand, Stainless Steel).

On 12 May 2004 Arcelor concluded an agreement for the transfer of two Spanish wire-drawing mills: Emesa Trefileriá SA and Industrias Gálycas SA (Spain, Long Carbon Steel) to the Portuguese company Socitrel.

On 2 June 2004 Arcelor announced the transfer of its shareholding in J&L Specialty Steel (United States, Stainless Steel) to Allegheny Technologies in accordance with the terms of a contract signed on 17 February 2004.

On 3 June 2004 Arcelor and Bagoeta SL, the majority shareholder of Conducciones y Derivas SA (Condesa), concluded a sale and purchase agreement relating to the Tubes activity of the Arcelor group. The companies obtained the authorisation of the relevant competition authorities. Arcelor sold to Bagoeta SL 100% of the capital of the following companies: Arcelor Tubes SA; Alessio Tubi Spa; Exma SA; and Aceralia Tubos SL together with 5% of the capital of Industube (the remaining 5% of the capital of Industube was sold to a different associated company) and 30% of the capital of Condesa. The 18% interest retained in Condesa by the Arcelor Group was the subject of an option agreement by Bagoeta SL signed in the third quarter of 2004.

On 22 June 2004 Arcelor sold its 100% subsidiary company Aciérie of the Atlantic SAS (Spain, Long Carbon Steel) to Siderúrgica Añón SA.

On 22 July 2004 Arcelor and the SNCI completed the transfer of the entire share capital held in IEE International Electronics & Engineering SA (Luxembourg, Other Activities), a company specialised in the development of automotive safety sensors, to Apax Partners and BGL Investment Partners, Luxempart together with the management of IEE.

On 23 July 2004 Arcelor and the investment fund, Chequers Capital, concluded an agreement for the acquisition, by the finance company Mistral, of the share holding controlled by Chequers Capital, for a price of EUR 5 per share of the 36% interest held by the Group in IMS-International Metal Service (France, Distribution, Processing, Trading).

Arcelor sold, at the end of July 2004, its 100% participation in J&F Steel LLC (United States, Distribution, Processing, Trading) to Ryerson-Tull.

On 30 November 2004 Arcelor and the Duferco group signed a draft-agreement for the recovery by Duferco of the 40% participation held by Arcelor in Carsid (Belgium, Flat Carbon Steel). This transaction was finalised on 15 December 2004.

Finally, within the framework of a general reorganisation of the structure and shareholdings of the Gonvarri group during the final quarter 2004, Arcelor sold 25% of its participation and reduced its interest from 60% to 35%. These transactions included, in particular, the transfer of 36.05% in Gonsider SL by Aceralia as well as the contribution by Usinor of its participation of 30% in Gonvarri Industrial in Holding Gonvarri. From the completion of these transactions only Arcelor participates in the Gonvarri group.

The fair value of the net assets acquired is presented below:

In EUR million	2004	2003
Intangible assets	3	—
Tangible assets	2,570	157
Interests in companies accounted for using the equity method	—	10
Other investments	62	—
Debtors and financial assets (commercial and other)	290	6
Inventories	248	—
Cash and cash equivalents	257	4
Net deferred tax (liabilities) / assets	-345	43
Interest-bearing loans	-631	-3
Provisions for pensions and similar benefits	—	-3
Other provisions	-50	-1
Creditors (suppliers and others)	-175	-6
Minority interests	-624	—
Fair value of net assets acquired	1,605	207
Elimination of the contribution of companies previously accounted for using the equity method	-504	—
Net goodwill recorded	-78	-30
Revaluation of interests previously held	-186	—
Total acquisition costs	837	177
Cash and cash equivalents acquired	-257	-4
Amounts paid during prior periods	-74	-115
Amounts to be paid in subsequent periods	-204	-17
OUTFLOW RESULTING FROM ACQUISITIONS	302	41

The CST acquisition has been recorded as a stepped acquisition in accordance with the requirements of IFRS 3. The fair value exercise in respect of the identifiable assets and liabilities acquired was completed as at 1 October 2004, being the date from which CST was fully consolidated in the Group financial statements. The fair value of the net assets acquired was EUR 1,385 million, reduced by the acquisition price of (EUR 721 million) and by the contribution previously recorded under the equity method (at the end of September 2004 of EUR 504 million) giving goodwill of EUR 160 million. This goodwill, calculated on the total interests of the Group, comprises:

•	negative goodwill of EUR 37 million for the acquisitions made prior to the Group obtaining control;

•	a revaluation of the fair value of the historical participation. Considering the purchase of interests after control had been obtained the revaluation of equity rose to EUR 123 million.

In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2004 associated with CST was EUR 418 million. This is determined on the basis of the acquisition price of EUR 721 million, the amount to be paid in 2005 to JFE, the other Japanese shareholders and CSI of EUR 162 million and the net cash acquired in CST of EUR 141 million.

With respect to Acindar, the fair value of the identifiable assets and liabilities acquired at 1 May 2004 was EUR 220 million, corresponding to the share of Belgo-Mineira in Acindar. With an acquisition price of EUR 116 million (options of conversion into shares related to the warrants for EUR 32 million being an intra-group transaction), a goodwill of EUR 104 million was determined, being analysed as follows:

•	negative goodwill of EUR 41 million, the Group’s share on acquisition at 1 May 2004 being EUR 21 million;

•	a revaluation of the historical participation to the fair value and a negative goodwill recorded in shareholders’ equity relating to the conversion of the warrants (dilution of minority) totalling EUR 63 million, of which the Group share was EUR 35 million.

The positive cash receipt to the Group of EUR 116 associated with the Acindar acquisition corresponds to the net cash and cash equivalents held by Acindar as at 1 May 2004 as reduced by the payments made by the Group of EUR 74 million in previous years and the obligation to make further payments in the form of annual instalments, totalling EUR 42 million per annum, through to 2011.

The fair value of the net assets disposed of is presented below:

In EUR million	2004	2003
Intangible assets	2	—
Tangible assets	168	120
Interests in companies accounted for using the equity method	211	97
Other participations	14	2
Debtors and financial assets (commercial and other)	328	162
Inventories	246	186
Cash and cash equivalents	48	19
Net deferred tax liabilities	-4	-3
Interest-bearing loans	-207	-149
Provisions for pensions and similar benefits	-24	-5
Other provisions	-8	-7
Creditors (suppliers and others)	-339	-160
Minority interests	—	-23
Fair value of assets disposed of	435	239
Write-back of net goodwill recorded	—	-13
SUB-TOTAL (2)	435	226
DISPOSAL PRICE (1)	515	339
PROFIT ON DISPOSAL (1)-(2)	80	113
Cash and cash equivalents disposed of	-5	-11
Repayment of debts towards companies disposed of	-11	-13
To be received in subsequent periods	-40	-31
INFLOW RESULTING FROM DISPOSALS	459	284

Note 4—Intangible assets

December 31, 2004 in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	-766	239	228	-299
First application of IFRS 3	1,032	—	—	1,032
Gross opening balance—restated	266	239	228	733
Acquisitions	—	26	45	71
Disposals	—	-40	—	-40
Changes in consolidation scope	—	-6	2	-4
Foreign exchange differences	-1	-1	—	-2
Transfers and other movements		9	-18	-9
GROSS CLOSING BALANCE	265	227	257	749
Opening cumulative amortisation	121	-175	-198	-252
First application of IFRS 3	-356	—	—	-356
Opening cumulative amortisation—restated	-235	-175	-198	-608
Acquisitions and disposals	—	40	—	40
Changes in consolidation scope	—	7	4	11
Impairement	-12	—	—	-12
Amortisation charge	—	-34	-8	-42
Foreign exchange differences	2	—	—	2
Transfer and other movements	3	-6	20	17
CLOSING CUMULATIVE AMORTISATION	-242	-168	-182	-592
OPENING NET BOOK VALUE	-645	64	30	-551
CLOSING NET BOOK VALUE	23	59	75	157

December 31, 2003 in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	-1,041	216	235	-590
Acquisitions	-30	33	1	4
Disposals	23	-3	-3	17
Changes in consolidation scope	-50	—	—	-50
Foreign exchange differences	3	-2	1	2
Other	329	-5	-6	318
GROSS CLOSING BALANCE	-766	239	228	-299
Opening cumulative amortisation	-5	-144	-211	-360
Acquisitions and disposals	-10	2	—	-8
Amortisation charge	111	-38	—	73
Foreign exchange differences	—	1	—	1
Other	25	4	13	42
CLOSING CUMULATIVE AMORTISATION	121	-175	-198	-252
OPENING NET BOOK VALUE	-1,046	72	24	-950
CLOSING NET BOOK VALUE	-645	64	30	-551

4.1—Positive goodwill on acquisition

ANALYSIS OF NET POSITIVE GOODWILL ON ACQUISITION 2004

In EUR million	Net value 2003	Depreciation	Other	Net value 2004
Usinor / S3P	8	—	—	8
Avis Steel	1	—	-1	—
Arcelor Profil	3	—	—	3
Galtec	3	—	—	3
Weha Edelstahl	2	—	-2	—
CFA	10	-10	—	—
Haironville Portugal	2	—	—	2
Belgo Mineira / Dedini	—	—	5	5
Trefilados Mexico	2	-2	—	—
Other	—	—	2	2
TOTAL	31	-12	4	23

ANALYSIS OF NET POSITIVE GOODWILL ON ACQUISITION 2003

In EUR million	Net value 2002	Acquisitions	Appropriation	Other	Net value 2003
Sollac / S3P	9	—	-1	—	8
Avis Steel	2	—	—	-1	1
ProfilARBED Distribution France	4	—	—	-4	—
Arcelor Profil	—	—	-1	4	3
Galtec	5	—	-2	—	3
Weha Edelstahl	3	—	-1	—	2
CFA	—	13	-3	—	10
Haironville Portugal	—	2	—	—	2
Trefilados Mexico	—	2	—	—	2
TOTAL	23	17	-8	-1	31

The positive goodwill relating to the companies accounted for using the equity method are recorded under the heading “Investments accounted for using the equity method”.

4.2—Negative goodwill on acquisition

ANALYSIS OF NET NEGATIVE GOODWILL ON ACQUISITION 2004

In EUR million	Net value 2003	First application of IFRS 3	Net value 2004
La Magona	10	-10	—
Cockerill Sambre	496	-496	—
Arbed/Aceralia	74	-74	—
APSL	40	-40	—
BMP Siderurgica S.A.	28	-28	—
Investissements Technologies	14	-14	—
Alinox	2	-2	—
Other	12	-12	—
TOTAL	676	-676	—

Negative goodwill, with a net value of EUR 676 million at December 31, 2003, was transferred directly to shareholders’ equity on January 1, 2004 on the first application of IFRS 3—business combinations.

ANALYSIS OF NET NEGATIVE GOODWILL ON ACQUISITION 2003

In EUR million	Net value 2002	Acquisitions	Appropriation	Disposal	Other	Net value 2003
La Magona	12	—	-2	—	—	10
Cockerill Sambre	673	—	-103	-13	-61	496
Arbed/Aceralia	362	—	-5	—	-283	74
APSL	—	43	-3	—	—	40
BMP Siderurgica S.A.	—	30	-2	—	—	28
Investissements Technologies	—	17	-3	—	—	14
Alinox	—	3	-1	—	—	2
Other	22	4	—	—	-14	12
TOTAL	1,069	97	-119	-13	-358	676

Note 5—Property, plant and equipment

In EUR million	Land and Buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,152	12,930	780	703	17,565
Changes in consolidation scope	288	2,047	189	67	2,591
Disposals	-79	-463	-37	-89	-668
Acquisitions	103	284	917	49	1,353
Foreign exchange differences	-46	-241	-20	-9	-316
Transfers	92	662	-805	15	-36
GROSS CLOSING BALANCE	3,510	15,219	1,024	736	20,489
Opening cumulative depreciation	-1,043	-7,129	-15	-431	-8,618
Changes in consolidation scope	13	-167	3	-34	-185
Disposals	52	417	13	79	561
Depreciation charge	-144	-880	-1	-104	-1,129
Impairment	-3	-20	-1	0	-24
Foreign exchange differences	16	75	0	6	97
Other	-14	29	0	24	39
CLOSING CUMULATIVE DEPRECIATION	-1,123	-7,675	-1	-460	-9,259
OPENING NET BOOK VALUE	2,109	5,801	765	272	8,947
CLOSING NET BOOK VALUE	2,387	7,544	1,023	276	11,230

As at December 31, 2004 the gross value of capitalised finance leases is EUR 131 million (2003: EUR 101 million) and the net value of finance leases amounted to EUR 85 million (2003: EUR 49 million).

Tangible fixed assets with a carrying value of EUR 279 million have been pledged as guarantees of financial debt (2003: EUR 157 million).

The acquisitions of EUR 1,353 million in 2004 include assets with a cost of EUR 94 million with the exclusive objective of preventing, reducing or rectifying damage to the environment. These environmental investments relate primarily to the reduction of emissions to the atmosphere (dust and gas).

An analysis by country and nature of the environmental investment is presented is as follows:

In EUR million	Protection of ambient air and climate	Noise and vibration (excluding the working environment)	Effluent management	Waste management	Protection and remediation of soil, ground water and surface water	Total
Belgium	24	—	2	1	1	28
France	15	1	4	1	2	23
Spain	13	—	2	—	1	16
Brazil	7	1	1	7	—	16
Luxembourg	—	8	—	—	1	9
Germany	2	—	—	—	—	2
TOTAL	61	10	9	9	5	94

Note 6—Investments in companies accounted for using the equity method

In EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AT DECEMBER 31, 2003	1,711	47	1,758
Acquisitions	47	—	47
Disposals	-141	8	-133
Profit for the year	413	—	413
Dividends paid	-77	—	-77
Changes in the consolidation percentage	-670	-16	-686
First time application of IFRS 3	—	10	10
Foreign exchange differences	-7	-4	-11
Increase in capital	17	—	17
Other	29	-1	28
BALANCE AT DECEMBER 31, 2004	1,322	44	1,366

The net value of quoted companies accounted for under the equity method is EUR 153 million at December 31, 2004 (2003: EUR 579 million). The market value of these companies is EUR 215 million at December 31, 2004 (2003: EUR 654 million). In each case the reduction is primarily related to the change in the method of consolidation of method of CST.

The net value of unquoted companies accounted for under the equity method is EUR 1,213 million (2003: EUR 1,179 million) which is not significantly from their market value.

The primary investments in associated companies and jointly controlled entities are as follows:

In EUR million	% holding at year end 2004	Total assets as of 31 December 2004	% holding at year end 2003	Total assets as of 31 December 2003
Associated companies
FLAT CARBON STEEL
CST (Brazil)	—	—	29.6%	424
Gestamp (Spain)	35.0%	129	35.0%	109
Gonvarri Industrial (Spain)	35.0%	96	59.8%	181
Holding Gonvarri SRL (Spain)	35.0%	92	58.8%	60
CLN (Italy)	35.0%	70	35.0%	68
Borcelik (Turkey)	40.3%	54	40.3%	50
Carsid (Belgium)	—	—	40.0%	16
Cia Hispano-Brasileira de Pelotização (Brazil)	49.1%	19	49.1%	12
Dosol Galva (Canada)	20.0%	13	20.0%	14
STAINLESS STEEL
Acesita (Brazil)	27.7%	153	27.7%	111
DISTRIBUTION-PROCESSING-TRADING
Condesa (Spain)	—	—	48.8%	53
IMS (France)	—	—	36.0%	44
Traxys SA (Luxembourg)	50.0%	27	50.0%	22
Hierros y Aplanaciones (Spain)	—	—	15.0%	11
LONG CARBON STEEL
LME (France)	34.0%	30	34.0%	17
Société Nationale de Sidérurgie (Morocco)	7.5%	11	8.5%	12
San Zeno Acciai–Duferco (Italy)	49.9%	9	49.9%	9
OTHER ACTIVITIES
Soteg (Luxembourg)	20.0%	24	20.0%	13
Groupe Atic (France)	42.3%	22	45.1%	19
Jointly controlled entities
LONG CARBON STEEL
TrefilARBED Kiswire (Korea)	50.0%	78	50.0%	74
Aquarius (Brazil)	50.0%	47	—	—
OTHER ACTIVITIES
Ensemble DHS (Germany)	51.3%	394	51.3%	361
Various associated companies and jointly controlled entities	—	98	—	78
TOTAL		1,366		1,758

The principal elements of goodwill relating to companies accounted for using the equity method are as follows:

In EUR million	Net amount 2004	Net amount 2003
Acesita	44	48
CST	—	16
Groupe DHS	—	-10
Carsid	—	-8
Other	—	1
TOTAL	44	47

Note 7—Other investments

	Shares in affiliated companies			Participating interests			Other securities			Total
In EUR million	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value
BALANCE AT DECEMBER 31, 2003	458	-332	126	171	-100	71	161	-51	110	790	-483	307
Acquisitions	56	—	56	1	—	1	48	—	48	105	—	105
Disposals	-12	2	-10	-11	11	—	-32	—	-32	-55	13	-42
Increase in capital	41	—	41	4	—	4	—	—	—	45	—	45
Scope variations	132	-6	126	12	1	13	-5	2	-3	139	-3	136
Depreciation	—	-20	-20	—	-3	-3	—	3	3	—	-20	-20
Foreign exchange differences	-3	—	-3	—	—	—	—	—	—	-3	—	-3
Other movements	-40	42	2	-13	7	-6	11	-7	4	-42	42	—
BALANCE AT DECEMBER 31, 2004	632	-314	318	164	-84	80	183	-53	130	979	-451	528

The main acquisitions of the year in include the acquisition of a 12% holding, for EUR 36 million, in the joint venture involving Bao Steel on one hand and Nippon Steel and Arcelor on the other hand. In addition, the Group also acquired the Argentinian company Fortunato Bonelli (EUR 26 million) and the German company Didier M&P Energietechnik (EUR 14 million).

The main disposal of the year was Telindus (EUR 26 million).

The main increase in capital of the years was in respect of Arceo (EUR 16 million).

The scope reduction, from January 1, 2004, by 59 nonsignificant companies led to an increase of EUR 112 million (shares in affiliated companies).

Other movements include the liquidation of Cockerill Sambre DRC (EUR 36 million) and Cockerill Yard Hoboken (EUR 9 million) whose shares were fully depreciated.

Note 8—Receivables and other financial assets

RECEIVABLES ASSOCIATED WITH INVESTMENTS, LOANS AND OTHER FINANCIAL ASSETS

In EUR million	Gross value	Depreciation	Net value
BALANCE AT DECEMBER 31, 2003	839	-146	693
Increase	275	—	275
Repayments	-169	36	-133
Depreciation	—	-24	-24
Scope variations	-92	1	-91
Other movements	-25	-8	-34
Foreign exchange differences	-4	1	-3
BALANCE AT DECEMBER 31, 2004	824	-140	684

In EUR million	2004	2003
Siderùrgica Añon	41	—
Acindar	—	121
Allegheny Technologies	30	1
Bagoeta SL	57	—
Carsid	45	89
Duferco	—	17
Forcast international	—	7
ThyssenKrupp Stahl	—	13
SODISID loans	9	11
SODISID securitisation	21	30
Guarantee deposits	141	142
Revaluation of interest rate and exchange rate hedge instruments (Note 25)	86	68
Net assets related to funded obligations	26	10
Other	228	184
TOTAL	684	693

Note 9—Inventories

Inventories are detailed below, distinguishing between those held at historic cost and those valued at net realisable value.

At December 31, 2004 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at net realisable value	Total
Raw materials and stock	969	1,807	2,776
Work in progress	689	808	1,497
Finished goods	485	1,527	2,012
Contracts in progress	88	—	88
Spares	48	361	409
Advances and prepayments on orders	19	—	19
TOTAL	2,298	4,503	6,801

At December 31, 2003 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at net realisable value	Total
Raw materials and stock	629	1,365	1,994
Work in progress	607	750	1,357
Finished goods	471	1,177	1,648
Contracts in progress	95	—	95
Spares	93	293	386
Advances and prepayments on orders	17	—	17
TOTAL	1,912	3,585	5,497

Impairments made in order to value inventories at their net realisable value amount to EUR 560 million as at 31 December 2004 (2003: EUR 531 million).

Note 10—Trade receivables

In EUR million	2004	2003
Gross amount	3,889	3,431
Depreciation	-132	-178
TOTAL	3,757	3,253

Note 11—Other receivables

In EUR million	2004	2003
Taxation recoverable	126	158
Other advance payments to public authorities	430	288
Revaluation of exchange hedge instruments (Note 25)	45	16
Revaluation of raw material hedge instruments (Note 25)	48	50
Prepaid expenses	61	71
Other receivables	662	795
TOTAL	1,372	1,378

Note 12—Cash and cash equivalents

In EUR million	2004	2003
Marketable securities	2,298	1,024
Cash at bank and in hand	1,392	687
Short term deposits	353	179
TOTAL	4,043	1,890

Note 13—Equity

13.1—Issued capital and share premium

At the conclusion of the Public Exchange Offers in February 2002, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697,269 Usinor shares (representing 97.58%) were converted into 528,354,061 Arcelor shares. These shares were added to the 6,450 existing shares issued on the incorporation of Arcelor SA on 8 June 2001.

The contribution of shares in Arcelor SA was determined based on a EUR 14 value per share for a total amount of EUR 7,397 million. This contribution is recorded as EUR 2,642 million issued capital and EUR 4,755 million as share premium.

Within the framework of the exercise of the facility for the exchange of the shares in Usinor for Arcelor shares, 104,477 shares were issued on April 9, 2004 (674,387 in 2003) leading to a new issue of capital of EUR 1,506,558 (including EUR 522,385 of share capital and EUR 984,173 share premium). At December 31, 2004, Arcelor SA holds 99.63% of Usinor’s shares (taking into account the own shares held by Usinor SA).

On July 27, 2004, in the context of the public offer of new shares, Arcelor SA issued 106,629,054 new shares for a total of EUR 1,133,659,382, comprising EUR 553,145,270 share capital and EUR 600,514,112 share premium.

At December 31, 2004, subscribed capital comprises 639,774,327 ordinary shares fully paid up with a nominal value of EUR 3 198,871,635. The share premium amounts to EUR 5,396,604,061.

The authorised share capital amounts to five billion euros.

The evolution of the number of shares in issue is as follows:

Number of shares (thousand)
December 31, 2002	532,666
Capital increase	675
December 31, 2003	533,041
Capital increase	106,733
December 31, 2004	639,774

13.2—Exchange differences

The movements in exchange differences of EUR -95 million (2003: EUR -71 million) are primarily due to the effects of the depreciation of the US dollar compared to the EUR, together with the termination of the hedging of the investments in the Group’s Brazilian interests, that adopt the US dollar as their functional currency, with US dollar denominated debt.

13.3—Share option plan

On June 30, 2003 Arcelor SA established its first share option plan.

1,300,000 share options were granted to 73 beneficiaries. Following the new issue of shares, on July 27, 2004, the number of share options was adjusted to 1,336,282 shares at the exercise price of EUR 9.67 against EUR 9.94 before the this new issue.

On June 30, 2004 a second share option plan was established comprising the grant of 1,180,000 options to 91 beneficiaries. The exercise price was fixed at EUR 13.48 per share. Following the new issue of capital of July 27, 2004, the number of allotted options was adjusted to 1,212,942 and the exercise price was adjusted to EUR 13.11.

Furthermore, the beneficiaries of the Usinor share option plans have the option of converting their Usinor shares into Arcelor shares.

At December 31, 2004 Usinor had two share option plans in place:

The first plan, concluded on November 21, 1997, covering 1,374,000 shares attributable to 295 beneficiaries expired on November 21, 2004. On the termination of the plan 950,900 shares were issued;

The second plan, concluded on March 7, 2000, covers 2,380,000 shares attributable to 460 beneficiaries. 6,300 shares were issued during 2004.

The movements in the number of outstanding share options in the period were as follows:

Number of share options	2004	2003
Options at the beginning of year	4,679,500	3,465,400
Options issued during year	1,249,224	1,300,000
Options exercised during year	-957,200
Options expired during year	-247,700	-85,900
OPTIONS AT THE END OF YEAR	4,723,824	4,679,500

Outstanding options as at December 31, 2004:

Maturity date	Exercise price (in EUR)	Number of options
April 7, 2003—April 7, 2007	15.24	2,174,600
July 1, 2006—June 30, 2010	9.67	1,336,282
July 1, 2007—June 30, 2011	13.11	1,212,942
TOTAL		4,723,824

Pursuant to the new standard IFRS 2 Share-based payments, plans granted after November 7, 2002 will be subject to specific valuations by the Group as from January 1, 2005. The two Arcelor plans, granted on June 30, 2003 and June 30, 2004 will crystallise, in this context, a charge direct to equity of EUR 2.66 million on January 1, 2005. The charge to the result in 2005 associated with these plans is estimated at EUR 2.70 million.

13.4—Own shares

	Number of Shares	Value (In EUR million)
December 31, 2002	54,667,232	756
Acquisitions	511,715	4
Disposals	-534,158	-4
December 31, 2003	54,644,789	756
Acquisitions	1,251,818	19
Disposals	-29,094,200	-408
December 31, 2004	26,802,407	367

Disposals include the use of 22,490,577 shares in the early redemption of the convertible O.C.E.A.N.E. 3% bonds, originally falling due on January 1, 2006.

13.5—Dividends

The Board of Directors will propose a gross dividend of EUR 0.65 per share which will be paid on May 2, 2005. These financial statements do not reflect this dividend which is subject to the approval of the shareholders at the annual general meeting to be held on April 29, 2005.

13.6—Revaluation of stepped acquisitions

In accordance with the requirements of IFRS 3—Business combinations, the shares of Acindar and CST already held at the time that the Group established control over said entities were subject of a revaluation resulting in an increase in the consolidated shareholders’ equity of EUR 181 (of which EUR 158 million is the Group share: respectively EUR 123 million for CST and EUR 35 million for Acindar).

Note 14—Earnings per share

The basic earnings per share is calculated by dividing the net profit (Group share) by the weighted average number of shares in issue during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2004	2003
Net profit (Group share in EUR million)	2,314	257
Weighted average number of shares in issue	543,784,725	478,278,668
Earnings per share (in EUR)	4.26	0.54

The diluted earnings per share is calculated by taking the financial instruments giving access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected at the time of the exercise of rights (case of the scrip certificates and options), they are recorded in priority with the repurchase of shares at market prices, and this only if it is higher than the price of the exercise of the right.

In each case, funds are taken into account on a pro-rata basis in the year of issue of the diluting instrument and on the first day of the following financial year.

	2004	2003
Net profit used for the calculation of diluted earnings per share (in EUR million)	2,350	257
Weighted average number of shares in issue, used for the calculation of diluted earnings per share	613,391,132	478,278,668
Diluted earnings per share in EUR	3.83	0.54

Note 15—Minority interests

In the year ended 31 December 2004 minority interests increased by EUR 685 million, including EUR 376 million relating to variations in the consolidation scope, primarily CST (EUR 511 million), Acindar (EUR 113 million) and Aceralia (EUR 158 million). The share of the minority of the 2004 result also contributed to an increase in the minority interests of EUR 403 million.

In the year ended 31 December 2003 minority interests increased by EUR 69 million, notably due to the inclusion of the result of the minority in the 2003 result (EUR 159 million). This increase was partially offset by dividend payments to minorities (EUR 37 million) and consolidation scope adjustments (EUR 87 million).

Note 16—Interest-bearing liabilities

In EUR million	2004	2003
Convertible debenture loans	657	1,488
Non-convertible debenture loans	2,455	1,914
Amounts owed to credit institutions	786	1,268
Amounts owed on fixed assets held under finance leases	82	35
Fair value of interest rate hedge instruments (Note 25)	2	3
Borrowings and other financial debt	366	163
Long term borrowings	4,348	4,871
Short term element of convertible debenture loans	484	—
Short term element of non-convertible debenture loans	115	57
Amounts owed to credit institutions	187	220
Commercial paper	487	619
Current bank borrowings	178	215
Amounts owed on fixed assets held under finance leases	8	5
Accrued interest payable	92	110
Fair value of interest rate hedge instruments (Note 25)	12	—
Borrowings and other financial debt	730	325
Short term borrowings	2,293	1,551

*	Borrowings and other financial debt include a liability of EUR 142 million relating to the options for the purchase/sale of CST shares exercisable during the period from May 26 to June 25, 2005 (Note 3) as well as a liability of EUR 115 million related to compensation payable to Staal Vlaanderen associated with the sale of Sidmar shares.

16.1—Convertible debenture loans

In March 2004 Arcelor completed the early redemption of the O.C.E.A.N.E. 3% debenture loan, originally falling due on January 1, 2006, the conditions for early settlement having been met. On the completion of the offer 22,490,577 O.C.E.A.N.E., 81.05% of the original issue, were exchanged for Arcelor shares.

Net liability associated with the convertible debenture loans (excluding interest):

In EUR million	2004	2003
Nominal value of the convertible debenture loans	1,254	1,633
Component shareholders’ equity, net of deferred taxes	-79	-101
Deferred tax provision	-34	-44
TOTAL LIABILITY (NET)	1,141	1,488

16.2—Breakdown by currency (excluding short term debt)

	2004	%	2003	%
Euro	3,336	77	4,162	85
US dollar	695	16	530	11
Brazilian Real	272	6	—	—
Other	45	1	179	4
TOTAL	4,348	100	4,871	100

16.3—Breakdown by maturity (excluding short term debt)

In EUR million	2004	2003
2005	—	917
2006	618	1,055
2007	217	331
2008	893	834
2009	244	—
After more than 5 years	2,376	1,734
TOTAL	4,348	4,871

16.4—Interest rates

a) Long term debts

Variable interest rates on borrowings are primarily indexed to Euribor and Libor. When hedging instruments are in place to convert fixed to variable rates the borrowings are recorded as variable rate loans.

In EUR million	2004	2003
FIXED RATE	1,761	2,171
VARIABLE RATE	2,587	2,700
TOTAL	4,348	4,871

b) Hedging instruments

For the financial year 2004 the net result relating to hedging instruments is a net profit of EUR 18 million (2003: loss of EUR 18 million).

16.5—Detail of main individual long-term loans

In EUR million	2004	2003
Arcelor Finance
Debenture loan 5.375% 1998 / 2006	62	62
Debenture loan 6.385% 2003 / 2015 (120 millions USD)	91	97
Debenture loan Euribor 3 months 2003 / 2006	—	100
Debenture loan 3.395% 2004 / 2009	100	—
Debenture loan 6% 2000/2005	—	102
Debenture loan 5.125% 2003 / 2010	621	598
Debenture loan 6.125% 2001 / 2008	640	636
Debenture loan 5.50% 2004 / 2014	107	—
Debenture loan 4.625% 2004 / 2014	494	—
Euribor loan 3 months 2002 / 2006	9	18
Euribor loan 3 months 2001 / 2009	—	127
Euribor loan 3 months 2001 / 2007	—	150
Euribor loan 3 months 2003 / 2007	—	22
Euribor loan 3 months 2003 / 2007	—	25
Euribor loan 3 months 2003 / 2005	—	55
Loan 6.4% 2001 / 2011	40	48
Issue of transferable securities	80	80
Loan 4.06% 2003 / 2008	21	28
Euribor loan 3 months 2000 / 2013	94	—
Other loans	53	72
SUB TOTAL	2,412	2,220
Arcelor
Convertible debenture loan 3.875% 2000 / 2005	—	487
Convertible 3 debenture loan 3% 1998 / 2006	—	350
Convertible debenture loan 3% 2002 / 2017	657	651
Usinor
Debenture loan 7.25% (300 millions USD) 1996 / 2006	235	258
Arbed
Euribor loan 2000 / 2007	30	40
Three month Euribor loan 2000 / 2006	70	70
Loan 5.06% 2001 / 2011 (AIS Finance)	112	125
Aceralia
Three month Euribor loan 2000 / 2013	—	100
Belgo Mineira
TJLP loan 1998 / 2010 (97 million BRL)—BMP	22	25
IGPM loan 2003 / 2011 (93 million BRL)—BMPS	20	19
Libor loan 2003 / 2006 (60 million BRL)—Belgo Mineira	7	17
IGPM loan 2003 / 2017 (29 million BRL)—BMPS	7	7
Convertible loan 2004 / 2012 (47 million USD)—Acindar	35
TC+4% loan 2003 / 2009 (100 million ARP)-Acindar	24
CST*
TJLP loan 2000 / 2010 (BRL 264 million)	44	—
TJLP loan 2000 / 2007 (BRL 149 million)	14	—
TJLP loan 2003 / 2012 (BRL 104 million)	25	—
LIBOR loan 2003 / 2013 (USD 99 million)	51	—
LIBOR loan 2004 / 2006 (USD 75 million)	29	—
Vega do Sul
Libor loan 2002-2014 (50 million USD)	34	40
Libor loan 2002-2012 (100 million USD—2003 : 83 million USD)	63	66
TJLP loan 2002-2010 (280 million BRL—2003 : 179 million BRL)	77	49
Other loans	380	347
TOTAL	4,348	4,871

*	The financial debts of CST were re-valued to fair value by applying market rates as at October 1, 2004.

Note 17—Employee benefits

17.1—Introduction

The majority of the companies included in the Arcelor consolidation scope are European entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

When complimentary benefits provided to employees give rise to a future commitment of the Group a provision is calculated based on actuarial valuation methodology. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In order to reflect the evolution of the expected rate on debenture loan return in 2004, the Group decided to reduce its actualisation rate for the euro area from 5.75% to 5.00%. The resulting actuarial loss (EUR 197 million) has been accounted for in line with the corridor policy and is included in the caption “Unrecognised actuarial gains and losses”.

Some subsidiaries have determined to cover partly or completely their retirement obligations through contracts with external insurance providers where such hedging is compulsory (funded obligations).

In particular, this is the case for the Brazilian subsidiary company, CST, fully consolidated since October 1, 2004, which covers its full pension commitments by externalised assets.

These external policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 229 million in total, including all benefits) represents the net liability of the Group in relation to such benefit schemes. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

Within the framework of the sale of the assets of the US subsidiary company J&L Speciality Steel, the Group passed its commitments for the pension arrangements of this company to an external insurer and externalised all contracts relating medical cover through retirement of the company’s personnel.

17.2—Financial information

17.2.1—Detail of the provisions by type of commitment

Pre-retirement plans have been re-classified to the balance sheet caption “Provisions for contract termination indemnities” (Note 18).

Provisions for pension and other benefits are analysed as follows:

In EUR million	2004	2003
Additional pension plans	1,196	1,218
Leaving compensation	379	391
Private medical insurance	26	75
Work medals	51	49
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	1,652	1,733

Charges in the year associated with these additional benefits granted to staff (including the interest charge linked to the discounting of commitments) are disclosed within the caption “Staff costs” in the income statement, as detailed at Note 21.

17.2.2—Pensions

	France		Belgium		Germany		Luxembourg		United States		Brazil		Other		Total
In EUR million	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Financial Assets
Opening balance	19	27	294	257	7	7	1	—	68	76	24	23	47	65	460	455
Changes in consolidation scope	—	—	-20	—	—	—	—	—	—	—	186	—	4	—	170	—
Actual return on plan assets	—	-7	8	16	—	—	—	—	1	11	24	5	6	—	39	25
Additional funding	—	—	26	31	1	—	—	1	4	3	6	4	2	2	39	41
Benefits paid out	—	-1	-24	-10	-1	—	—	—	-2	-9	-4	-2	-2	-4	-33	-26
Acquisitions/disposals/ settlements	—	—	—	—	—	—	—	—	-59	—	—	—	—	-16	-59	-16
Exchange differences	—	—	—	—	—	—	—	—	—	-13	-18	-6	—	—	-18	-19
CLOSING BALANCE	19	19	284	294	7	7	1	1	12	68	218	24	57	47	598	460

Balance sheet provisions
Present value of funded obligations	150	137	344	309	8	7	3	2	12	136	208	23	76	52	801	666
Fair value of plan assets	-19	-19	-284	-294	-7	-7	-1	-1	-12	-68	-218	-24	-57	-47	-598	-460
Sub-total: Net present value of funded obligations	131	118	60	15	1	—	2	1	—	68	-10	-1	19	5	203	206
Present value of unfunded obligations	631	519	31	21	366	337	196	177	—	6	—	—	—	6	1,224	1,066
Unrecognised actuarial gains / (losses)	-83	6	-76	-17	-37	-7	-42	-21	-1	-1	8	—	-20	-11	-251	-51
Unrealised past service cost	—	—	—	—	-5	-9	-2	-3	—	—	—	—	1	—	-6	-12
Subtotal: Net commitments	679	643	15	19	325	321	154	154	-1	73	-2	-1	—	—	1,170	1,209
Net assets related to funded obligations	—	—	16	—	—	1	—	—	1	—	2	1	7	7	26	9
BALANCE SHEET PROVISIONS	679	643	31	19	325	322	154	154	—	73	—	—	7	7	1,196	1,218

Breakdown of charge for the period
Current service cost	40	41	10	10	4	4	5	7	1	3	2	1	1	6	63	72
Interest cost	44	45	19	16	19	17	10	10	9	9	6	2	5	4	112	103
Expected return on asset	-1	-2	-16	-15	—	—	—	—	-7	-6	-6	-2	-3	-3	-33	-28
Actuarials (Gains)/ losses recognized in the period	-4	-3	1	—	—	—	4	—	6	47	—	—	2	—	9	44
Amortisation of past service cost	—	—	11	12	1	1	2	2	—	—	—	—	1	-7	15	8
Curtailments and settlements	-3	-1	—	—	—	—	—	—	8	—	—	—	—	—	5	1
EXPENSE RECOGNISED IN THE INCOME STATEMENT	76	80	25	23	24	22	21	19	17	53	2	1	6	—	171	198

Movements in balance sheet provision
Opening provisions	643	604	19	24	322	307	154	152	73	34	—	1	7	6	1,218	1,128
Changes in consolidation scope	-8	-3		—	—	-1	—	—	—	—	—	—	—	—	-9	-3
Exchange differences	—	—		—	—	—	—	—	1	-11	—	—	—	-1	1	-12
Variation of net assets related to funded obligations	—	—	16	—	-1	1	—	—	1	—	1	1	—	7	17	9
Obligation transfer	—	—	—	3	4	16	—	—	-22	—	—	—	—	—	-18	19
Disbursements	-32	-38	-29	-31	-24	-24	-20	-17	-70	-3	-3	-3	-6	-5	-184	-121
Expense recognized in the income statement	76	80	25	23	24	22	21	19	17	53	2	1	6	—	171	198
CLOSING PROVISIONS	679	643	31	19	325	322	154	154	—	73	—	—	7	7	1,196	1,218

Main actuarial assumptions
Discount rate	5.00%	5.75%	5.00%	5.75%	5.00%	5.75%	5.00%	5.75%	6.00%	6.07%	12.35%	12.35%	—	—	—	—
Expected return on plan asset	5.75%	5.75%	4.08%	5.75%	4.00%	4.00%	4.00%	4.00%	8.50%	9.07%	12.35%	12.35%	—	—	—	—
Average rate of salary increase	3.00%	3.00%	3.47%	3.00%	2.51%	2.54%	3.91%	2.71%	*0.00%	3.18%	7.63%	7.63%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	5.00%	5.00%	—	—	—	—

Defined contribution plan
Contributions during the period	—	—	11	9	—	—	2	—	1	2	—	—	1	—	15	11

*	Assumption exposing the changes in pension scheme type.

17.2.3—Leaving indemnities

	France		Others		Total
In EUR million	2004	2003	2004	2003	2004	2003
Financial assets
Opening balance	12	13	—	—	12	13
Changes in consolidation scope	-5	—	—	—	-5	—
Actual return on plan assets	1	-1	—	—	1	-1
Additional funding	—	—	—	—	—	—
Benefits paid out	—	—	—	—	—	—
Acquisitions/disposals/settlements	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
CLOSING BALANCE	8	12	—	—	8	12
Balance sheet Provisions
Present value of funded obligations	10	15	—	—	10	15
Fair value of plan assets	-8	-12	—	—	-8	-12
Sub-total: Net present value of funded obligations	2	3	—	—	2	3
Present value of unfunded obligations	264	260	30	35	294	295
Unrecognized acturail gains/(losses)	78	94	3	-1	81	93
Unrecognised past service costs	2	—	—	—	2	—
BALANCE SHEET PROVISION	346	357	33	34	379	391
Breakdown of charge for the period
Current service cost	8	11	2	2	10	13
Interest cost	15	17	1	1	16	18
Expected return on assets	—	—	—	—	—	—
Actuarial (gains)/losses recognized in the period	-8	-6	1	—	-7	-6
Amortisation of past service cost	2	—	6	—	8	—
Curtailments and settlements	-6	-2	—	—	-6	-2
EXPENSE RECOGNISED IN THE INCOME STATEMENT	11	20	10	3	21	23
Movements in the balance sheet provision
Opening provision	357	347	34	30	391	377
Changes in consolidation scope	-8	—	-8	4	-16	4
Exchange differences	—	—	—	—	—	—
Disbursement	-14	-10	-3	-3	-17	-13
Expense recognised in the income statement	11	20	10	3	21	23
CLOSING PROVISION	346	357	33	34	379	391
Main actuarial assumptions
Discount rate	5.00%	5.75%	—	—	—	—
Expected return on plan assets	5.75%	5.75%	—	—	—	—
Average rate of salary increase	3.00%	3.00%	—
Inflation rate	2.00%	2.00%	—	—	—	—

17.2.4—Other benefits (medical insurance, work medals)

In EUR million	France 2004	2003	United States 2004	2003	Other 2004	2003	Total 2004	2003
Financial Assets
Opening balance	—	—	6	5	—	—	6	5
Changes in consolidation scope	—	—	—	—	—	—	—	—
Actual return on plan assets	—	—	—	2	—	—	—	2
Additional funding	—	—	—	—	4	—	4	—
Benefits paid out	—	—	—	—	-1	—	-1	—
Acquisitions / disposals / settlements	—	—	-6	—	—	—	-6	—
Exchange differences	—	—	—	-1	—	—	-0	-1
CLOSING BALANCE	—	—	—	6	3	—	3	6
Balance sheet provisions
Present value of funded obligations	—	—	—	80	27	—	27	80
Fair value of financial assets	—	—	—	-6	-3	—	-3	-6
Sub-total: Net value of financial obligations	—	—	—	74	24	—	24	74
Present value of unfunded obligations	35	36	—	2	21	12	56	50
Unrecognised actuarial gains/(losses)	—	—	—	1	-3	—	-3	1
Unrecognised past service costs	—	—	—	-1	—	—		-1
BALANCE SHEET PROVISION	35	36	—	76	42	12	77	124
Breakdown of charge for the period
Current service cost	1	1	1	2	1	—	3	3
Interest cost	2	2	2	4	3	1	7	7
Expected return on assets	—	—	—	—	—	—	—	—
Actuarial (gains)/ losses recognized in the period	3	-1	-1	38	1	—	3	37
Amortisation of past service cost	—	—	-1	—	27	—	26	—
Curtailment and settlements	—	—	-76	—	—	—	-76	—
EXPENSE RECOGNISED IN THE INCOME STATEMENT	6	2	-75	44	32	1	-37	47
Movements in balance sheet provision
Opening provision	36	42	76	48	12	2	124	92
Changes in consolidation scope	—	-1	—	—	—	—	—	-1
Exchange differences	—	—	1	-12	—	—	1	-12
Obligations transfers	—	—	—	—	—	10	—	10
Disbursements	-7	-7	-2	-4	-2	-1	-11	-12
Expense recognised in the income statement	6	2	-75	44	32	1	-37	47

In EUR million	France 2004	2003	United States 2004	2003	Other 2004	2003	Total 2004	2003
CLOSING PROVISION	35	36	—	76	42	12	77	124
Main actuarial assumptions
Discount rate	5.00%	5.75%	6.00%	6.01%	—	—	—	—
Expected return on plans assets		—	8.50%	9.00%	—	—	—	—
Average rate of salary increase	3.00%	3.00%	*0.00%	3.03%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	—	—	—	—

*	Assumption exposing the changes in pension scheme type.

Note 18—Provisions for termination benefits

The provisions for termination benefits reflect social commitments that the Group has made in the context of its restructuring plans announced prior to the year-end (which may subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

In EUR million	Social provisions	Early retirement plans	Total
OPENING BALANCE AT 1 JANUARY 2004	269	531	800
Increase in provision	240	69	309
Utilisation and reversal	-54	-100	-154
Reclassifications (social plans transformed into early retirement plans during the year)	0	0	0
Other reclassifications, changes in consolidation scope and foreign exchange variations	-14	-4	-18
CLOSING BALANCE AT 31 DECEMBER 2004	441	496	937

Charges for the period relating to social provisions are recorded in “Other operating charges” in the income statement. Charges for the period relating to early retirement plans are recorded in “Staff costs” in the income statement as detailed in Note 21.

18.1—Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans:

•	Flat Carbon Steel sector (EUR 332 million): primarily the social plan related to the reorganisation of the hot-phase in Liège (EUR 148 million) and the increase of the social provisions in Spain within the context of the ARCO project (EUR 90 million).

•	Stainless Steel sector (EUR 78 million): primarily the social provisions relating to the reorganisation of Ugitech S.A. (EUR 20 million) and the increase of social provisions relating to the closure of the Isbergues site within Ugine & ALZ France (EUR 25 million).

•	Distribution, Processing and Trading sector (EUR 26 million).

18.2—Early retirement plans

An actuary reviews the early retirement plans, which are either part of restructuring measures or collective agreements. The principal assumptions and the the movements during the year are summarised in the following table.

	Belgium		Germany		Luxembourg		Others		Total
In EUR million	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Balance sheet provisions
Present value of unfunded obligation	373	399	63	62	13	17	47	46	496	524
Unrecognised actuarial gains/(losses)	—	2	—	-4	—	8	—	1	—	7
BALANCE SHEET PROVISIONS	373	401	63	58	13	25	47	47	496	531
Breakdown of charge for the period
Current service cost	—	5	12	7	—	1	7	9	19	22
Interest cost	16	15	3	2	1	1	2	2	22	20
Actuarial (gains) / losses recognised in the period	18	—	8	-2	-15	—	1	0	12	-2
Amortisation of past service cost	9	19	—	11	7	—	—	0	16	30
EXPENSE RECOGNISED IN THE INCOME STATEMENT	43	39	23	18	-7	2	10	11	69	70
Movement in balance sheet provisions
Opening provisions	401	248	58	46	25	33	47	37	531	364
Changes in consolidation scope	-2	—	—	—	—	—	-2	0	-4	—
Exchange differences	—	—	—		—	—	—	0	—	—
Transfer of amounts previously booked in negative goodwill	—	19	—	—	—	—	—	—	—	19
Obligation transfer (social plans transformed into early retirement plans during the period)	—	175	—	6	—	—	—	3	—	184
Disbursements	-69	-80	-18	-12	-5	-10	-8	-4	-100	-106
Expense recognised in the income statement	43	39	23	18	-7	2	10	11	69	70
CLOSING PROVISION	373	401	63	58	13	25	47	47	496	531
Main actuarial assumptions
Discount rate	4.22%	5.75%	4.00%	5.75%	4.00%	5.75%	—	—	—	—
Average rate of salary increase	2.00%	2.31%	2.51%	1.53%	2.00%	3.00%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	—	—	—	—

Note 19—Other provisions

In EUR million	Restructuring costs	Commercial risks	Environmental risks	Other risks	TOTAL
Opening balance	105	83	249	759	1,196
Increase in provisions	34	31	46	158	269
Utilisation and reversal	-35	-39	-78	-304	-456
Reclassifications, changes in consolidation scope and exchange differences	11	-11	-2	112	110
CLOSING BALANCE	115	64	215	725	1,119

In EUR million	2004	2003
Other long term provisions	920	983
Other short term provisions	199	213
TOTAL OTHER PROVISIONS	1,119	1,196

19.1—Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under “Provisions for termination benefits” as detailed at note 18.

Provisions for restructuring comprise provisions established in respect of charges for the dismantling and the restoration of sites currently under restructuring.

By sector, restructuring provisions are analysed as follows:

•	Flat Carbon Steel: EUR 52 million

•	Stainless Steel: EUR 37 million

•	Other: EUR 26 million

19.2—Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3—Environmental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

In EUR million	2004	2003
Germany	2	2
Belgium	97	142
France	70	71
Luxembourg	40	33
Other	6	1
TOTAL	215	249

The provisions cover the anticipated costs relating to both protection and remediation of soil, ground water and surface water (EUR 108 million), waste management (EUR 31 million) and other environmental measurements (EUR 76 million).

The provisions are calculated in accordance with local and national legal standards and regulations.

19.4—Other risks

Other provisions cover the following risks:

In EUR million	2004	2003
Litigations	249	188
Tax risks	176	111
Social risks	15	6
Other risks	285	454
TOTAL	725	759

In order to present consistent and comparable data, the 2003 provisions have been reclassified.

Provisions for tax risks include provisions booked within the context of disputes with local and/or national tax authorities.

Provisions for litigations comprise non-tax related claims.

The provisions for costs relating to personnel include provisions recorded which are not included under the heading of “Employee benefits”.

Note 20—Other amounts payables

In EUR million	2004	2003
Fixed asset suppliers	280	222
Prepayments on orders	214	188
Revaluation of foreign currency hedge instruments—Note 25	185	25
Tax and social security	1,593	1,348
Dividends payable	23	4
Other creditors	478	298
Deferred income	75	109
TOTAL	2,848	2,194

Note 21—Staff costs

For clarity, the interest charges relating to the discounting of the provisions for pensions and similar benefits and of early retirement provisions will be included, as from 1 January 2005, in financial result and not under the heading “Staff costs”.

The charge for the year relating to the provision of pensions and similar benefits, includes in both 2003 and 2004 non-recurring charges associated with the disposal of the US subsidiary company J&L Speciality Steel.

In EUR million	2004	2003
Wages and salaries	3,298	3,395
Social Charges	1,075	1,095
Contributions to defined contribution pension schemes—Note 17	15	11
Charges for the year in respect of additional employee benefits giving rise to provisions—Note 17	155	268
of which interest charges due to discounting	102	100
Charges for the year in respect of provisions for early retirements- Note 18	69	70
of which interest charges due to discounting	22	20
Employee profit-sharing scheme	84	69
Other	172	163
TOTAL	4,868	5,071

Note 22—Net financing costs

In EUR million	2004	2003
Interest income	196	192
Interest charges	-347	-408
Dividends received	31	29
Foreign exchange result	-173	2
Charges related to securitisation programmes*	—	-7
Revaluation of financial instruments	-18	26
Impairment of financial assets	-28	-43
Result on the disposal of financial assets	60	-27
Other	-88	-85
TOTAL	-367	-321

*	The securitisation programmes were replaced by receivables sale programmes in 2003.

The result on foreign exchange includes unrealised losses of EUR 185 million relating to the revaluation of derivatives acquired in order to hedge the purchases of raw materials in 2005. These transactions are within the scope of the Group hedging policy.

Note 23—The taxation

TAX CHARGE

Tax analysis:

In EUR million	2004	2003
Current tax	-360	-46
Deferred tax	-163	-95
TOTAL TAXATION	-523	-141

Reconciliation between the tax charge and the result before tax:

In EUR million	2004	2003
Net profit	2,314	257
Minority interests	403	159
Result from companies accounted for using the equity method	-413	-140
Tax charge	523	141
PROFIT BEFORE TAX	2,827	417
Theoretical tax charge (34.95% in 2004, 30.96% in 2003)	-988	-129
Reconciliation :
Permanent differences	147	48
Movements in unrecognised deferred tax assets	122	-22
Operations taxed at reduced rates	—	1
Variation in tax rates	—	1
Adjustments to deferred tax assets recognised in previous periods	—	-42
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	35	—
Deferred tax assets related to tax losses carried forward	133	15
Tax credits and other taxes	28	-13
EFFECTIVE TAX CHARGE	-523	-141

Permanent differences are primarily due to the following:

In EUR million	2004	2003
Depreciation	-4	—
Goodwill and surplus amortisation	27	34
Result on disposal exempt from tax	110	80
Other charges and income, not deductible / not taxable	14	-66
TOTAL	147	48

Deferred tax

Movements in deferred tax liabilities are analysed as follows:

In EUR million	2004	2003
Balance as at January 1	289	359
Expense for the period	57	21
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	-35	—
Effects of the variations in exchange rates, consolidation scope and re-classifications*	323	-96
Other variations	-5	5
BALANCE AS AT DECEMBER 31	629	289

*	The full consolidation of CST and Acindar for the first time in 2004 led to an increase in deferred tax liabilities by EUR 343 million.

Movements in deferred tax assets are analysed as follows:

In EUR million	2004	2003
Balance as at 1 January	1,436	1,523
Expense for the period	-275	-32
Deferred tax assets related to losses carried forward	133	—
Deferred tax asset adjustments relating to prior periods	—	-42
Effects of the variations in exchange rates, consolidation scope and re-classifications	-4	-13
Deferred tax booked directly to shareholder’s equity	-6	—
BALANCE AS AT 31 DECEMBER	1,284	1,436

Origin of deferred tax assets and liabilities:

	Assets		Liabilities		Net
In EUR million	2004	2003	2004	2003	2004	2003
Intangible assets	6	6	-2	-1	4	5
Property, plant and equipment	287	326	-710	-422	-423	-96
Inventories	110	134	-26	-13	84	121
Instruments financiers	32	2	-32	-40	—	-38
Other assets	56	99	-76	-65	- 20	34
Provisions:	556	660	-109	-161	447	499
Of which pensions	271	267	-6	-5	265	262
Of which other social provisions	148	160	-2	-17	146	143
Of which other provisions	137	233	-101	-139	36	94
Other liabilities	166	131	-117	-122	49	9
Tax losses carried forward	514	613	—	—	514	613
Deferred tax assets / (liabilities)	1,727	1,971	-1,072	-824	655	1,147
Impôts différés actifs au bilan					1,284	1,436
Impôts différés passifs au bilan					-629	-289
NET BALANCE					655	1,147

As at 31 December 2004, the Group’s carried forward tax losses have the following maturity:

In EUR million	2004	2003
2004	—	114
2005	—	15
2006	1	21
2007	6	108
2008	10	—
2008 and beyond	—	721
2009 and beyond	418	—
No maturity date	4,840	4,708
TOTAL	5,275	5,687
Other tax credits (long-term depreciation)	1,313	1,590

Deferred tax assets not recognised by the Group apply to the following elements as at 31 December 2004:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,275	1,817	514	1,303
Other tax credits (long term losses)	1,313	451	—	451
Property, plant and equipment	1,541	548	287	261
Other	2,945	1,020	926	94
TOTAL		3,836	1,727	2,109

Deferred tax assets not recognised by the Group apply to the following elements as at 31 December 2003:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,687	1,961	613	1,348
Other tax credits (long term losses)	1,590	546	—	546
Immobilisations corporelles	2,116	791	326	465
Other	3,253	1,125	1,032	93
TOTAL		4,423	1,971	2,452

Note 24—Related party disclosure

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

24.1—Loans and guarantees given

In EUR million	2004	2003
Loans (including short-term loans) to non-consolidated companies	42	256
Guarantees granted to non-consolidated companies	159	115

24.2—Purchases and sales of goods and services

In EUR million	2004	2003
Sales	1,111	684
Purchases	500	409

24.3—Remuneration of the Board of Directors and General Management

In EUR million	2004	2003
Board of Directors and General Management	8.3	5.9

Additional details on remuneration are provided in the chapter on Corporate Governance of this Annual Report.

Note 25—Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials and energy. The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction, risk limits and/or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred.

Risks associated with exchange rates, interest rates and the price of base metals and energy of all Group companies are subject to centralised management at parent company level. The main exceptions to this rule are the North and South American group companies. These companies manage their market risks in consultation with the parent company.

Interest rate risk:

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses, to hedge exchange risk related to loans in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts (‘swaps’) allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter party-exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of one foreign currency against another, within the framework of exchange risk management, or for the exchange of variable rates against other variable rates.

FRAs (‘forward rate agreements’) and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Where applicable, initial and daily margin calls on term contracts are paid or collected in cash. Futures contracts carry a low credit risk since exchanges are made through a clearing house. FRAs are generally only entered into with major banking institutions.

In addition, the Group may buy (or sell) options on interest rates, caps (ceiling rates) or collars within the framework of its hedging strategy on loans and variable rate financial instruments. Rate options give the right to the buyer, upon payment of a premium, and at a given date or during a given period, to buy (or sell) from the seller of the option a financial instrument at an agreed price and/or to receive (or pay) the difference between two given rates or prices.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are re-valued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

Other interest rate derivatives owned by the Group on 31 December 2004 are not qualified as hedging instruments according to IAS 39. As at 31 December 2003, a gross variation of EUR -2.5 million and a net loss of EUR 18 million were recorded.

Exchange rate risk:

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets.

The general policy of the Group is to hedge exchange risk on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

Not all derivatives used by the Group to hedge its exchange risk qualify as hedging instruments according to IAS 39 to the extent that they are managed in an overall manner.

As at 31 December 2004, the reporting of these derivatives at market value in the balance sheet led to a loss of EUR 185 million (2003: EUR -8.5 million)

Raw material risk:

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. As at December 2004, a hedging reserve of EUR 48 million is integrated into the Shareholder’s equity of the Group (2003:-).

As at 31 December 2004 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of EUR 0.8 million (2003: EUR 49.6 million)

Trading risk:

If there are open positions and limited levels of profit or loss as well as defined maturity dates, the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices. Open positions on these transactions are not significant with regard to the volume of hedging operations dealt or the general rate risk. In this respect, the types of instruments and the currencies which may be used, as well as the maximum risk exposure are determined at management level. Such risks are monitored on a daily basis.

In 2004 and 2003, the net profit or loss on trading operations was not significant to the Group’s results.

The portfolio of assets associated with derivative financial instruments as at 31 December 2004 is as follows:

	2004			2003
In EUR million	Notional amount	Market value	Average rate*	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE AND CURRENCY SWAPS
—Fixed rate borrowings	—	—	—	10	1	7.71%
—Fixed rate lendings	—	—	—	11	—	6.75%
—Variable / Variable	100	1	6.57%	—	—	—
INTEREST RATE SWAPS—FIXED RATE BORROWINGS
—EUR	—	—	—	4	—	3.66%
—Foreign currency	220	2	2.74%	—	—	—
INTEREST RATE SWAPS—FIXED RATE LOANS
—EUR	1,400	72	4.72%	1,529	45	4.66%
—USD	308	11	5.51%	333	21	5.51%
—A Foreign currency	—	—	—	—	—	—
Swaps de taux—Variable / Variable	88	—	2.35%	120	1	2.46%
FRA contracts—purchases	100	—	2.26%	500	—	2.68%
FRA contracts—sales	100	—	2.46%	400	—	2.86%
Cap purchases	—	—	—	100	—	4.50%
Cap sales	—	—	—	50	—	4.50%
TOTAL ASSETS—NOTE 8		86			68
Exchange rate instruments
Forward purchase of foreign curr.	77	4	—	43	6	—
Forward sale of foreign currency	890	41	—	619	10	—
TOTAL ASSETS—NOTE 11		45			16
Raw Materials
Term contracts—sales	96	-13	—	34	-5	—
Term contracts—purchases	401	65	—	215	55	—
Swaps using raw mat. pricing index	9	0	—	—	—	—
Options—sales	236	-5	—	—	—	—
Options—purchases	179	1	—	—	—	—
TOTAL ASSETS—NOTE 11		48			50

*	Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The portfolio of liabilities associated with derivative financial instruments as at 31 December 2004 is as follows:

	2004			2003
In EUR million	Notional amount	Market value	Average rate*	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE SWAPS—FIXED RATE BORROWINGS
—EUR	50	-2	4.24%	50	-2	4.24%
—Foreign currency	—	—	—	238	-1	2.74%
Long-term rates FRA contracts—purchases	190	-12	4,53%	—	—	—
TOTAL LIABILITIES—NOTE 16		-14			-3
Exchange rate instruments
Forward purchase of foreign curr.	1,583	-118	—	527	-25	—
Forward sale of foreign currency	—	—	—	—	—	—
Exchange options—purchases	1,975	-22	—	45	—	—
Options de change—Ventes	1,675	-45	—	—	—	—
TOTAL LIABILITIES—NOTES 20 AND 22		-185			-25

*	Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The assets and liabilities associated with interest rate instruments are distributed according to the following maturity dates:

In EUR million	2004	2003
< 1 year	-10	5
1 – 5 years	48	55
> 5 years	34	5
TOTAL	72	65
Assets associated with interest rate instruments	86	68
Liabilities associated with interest rate instruments	-14	-3
TOTAL	72	65

The exchange rate instruments are reported in the following currencies:

	Devises achetées				2004	2003
In EUR million	USD	EUR	GBP	JPY
Sold currencies
USD	—	-11	1	1	-9	14
EUR	-139	—	-1	—	-140	-25
CAD	1	—	—	—	1	1
GBP	—	8	—	—	8	1
2004	-138	-3	—	1	-140	—
2003	-25	16	—	—		-9

Raw material instruments concern the following underlying materials:

In EUR million	2004	2003
Base metals	46	50
Gas	1	—
Petroleum	1	—
TOTAL	48	50

Hedging instruments concerning base metals (zinc, nickel, aluminium, pewter and copper) and petroleum are negotiated in USD, whereas instruments concerning gas are negotiated in GBP.

Note 26—Commitments given and received

Commitments detailed in this note do not include the commitments mentioned in Note 25.

COMMITMENTS GIVEN

In EUR million	2004	2003
Personal guarantees on third-party financial loans and credit lines	106	154
Other personal guarantees	448	462
Property guarantees	394	165
Discounted bills (not yet at maturity)	29	33
Commitments to buy or dispose of fixed assets	1,013	380
Other commitments given	424	429
TOTAL COMMITMENTS GIVEN	2,414	1,623

COMMITMENTS RECEIVED

In EUR million	2004	2003
Endorsements and guarantees received from non-consolidated companies	188	138
Other commitments received	129	134
TOTAL COMMITMENTS RECEIVED	317	272

Personal guarantees on third-party loans consist of personal guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method.

Other personal guarantees include pledges, first claim guarantees, documentary credits, letters of credit and other similar letters.

Property guarantees mainly consist of mortgages for an amount of EUR 279 million (2003: EUR 157 million).

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitization programs.

Furthermore, as at 31 December 2004 the Group has available lines of credit available from financial institutions totaling over EUR 4,000 million.

Note 27—Segment reporting

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

27.1—Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

Furthermore, as at 31 December 2004, as was also the case on 31 December 2003, the Group has lines of credit available from financial institutions totalling over EUR 4,000 million.

2004 (Figures in EUR million, except for the number of employees)	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Process., Distrib., Trading	Other Activities	Eliminations	Total
Income statements
Revenue	16,139	6,221	4,577	8,267	1,081	-6,109	30,176
Inter-sector sales	-3,480	-1,096	-84	-814	-635	6,109	—
TOTAL	12,659	5,125	4,493	7,453	446	—	30,176
Gross operating profit	2,299	1,287	258	513	-16	—	4,341
Depreciation	-667	-249	-123	-105	-36	—	-1,180
Impairment charges	-3	-1	-18	-13	-10	—	-45
Operating profit (before goodwill)	1,629	1,037	117	395	-62	—	3,116
Goodwill	37	41	—	—	—	—	78
Operating profit	1,666	1,078	117	395	-62	—	3,194
Share of results in companies accounted for using the equity method	212	52	32	14	103	—	413
Balance sheet
Segment assets	15,445	5,401	3,156	3,729	8,056	-8,427	27,360
Property, plant and equipment	7,374	2,239	904	514	199	—	11,230
Investments in companies accounted for using the equity method	492	169	153	38	514	—	1,366
Unallocated assets	—	—	—	—	—	—	2,496
TOTAL CONSOLIDATED ASSETS	15,937	5,570	3,309	3,767	8,570	-8,427	31,222
Segment liabilities	6,592	1,867	1,679	1,807	1,615	-1,925	11,635
Unallocated liabilities	—	—	—	—	—	—	7,270
TOTAL CONSOLIDATED LIABILITIES	6,592	1,867	1,679	1,807	1,615	-1,925	18,905
Acquisitions of tangible and intangible fixed assets	738	416	151	79	40	—	1,424
Other information
Number of employees (average)	48,825	20,364	12,055	11,586	2,999	—	95,829
2003 (Figures in EUR million, except for the number of employees)
Income statement
Revenue	13,994	4,381	4,280	7,954	836	-5,522	25,923
Inter-sector sales	-3,352	-767	-121	-732	-550	5,522	—
TOTAL	10,642	3,614	4,159	7,222	286	—	25,923
Gross operating profit	1,365	493	23	284	58	5	2,228
Depreciation	-636	-172	-162	-142	-41	—	-1,153
Impairment charges	-20	-10	-324	-59	-35	—	-448
Operating profit (before amortization of goodwill)	709	311	-463	83	-18	5	627
Amortisation of goodwill	65	—	—	42	4	—	111
Operating profit	774	311	-463	125	-14	5	738
Share of results in companies accounted for using the equity method	125	25	-26	7	9	—	140
Balance sheet
Segment assets	11,701	3,631	2,990	3,698	4,829	-6,404	20,445
Property, plant and equipment	5,379	1,768	1,009	604	187	—	8,947
Investments in companies accounted for using the equity method	967	147	111	133	400	—	1,758
Unallocated assets	—	—	—	—	—	—	2,405
TOTAL CONSOLIDATED ASSETS	12,668	3,778	3,101	3,831	5,229	-6,404	24,608
Segment liabilities	6,032	1,355	1,629	1,875	1,796	-2,253	10,434
Unallocated liabilities	—	—	—	—	—	—	6,711
TOTAL CONSOLIDATED LIABILITIES	6,032	1,355	1,629	1,875	1,796	-2,253	17,145
Acquisitions of tangible and intangible fixed assets	727	293	194	83	30	—	1,327
Other information
Number of employees (average)	46,749	18,115	14,409	15,129	3,140	—	97,542

27.2—Geographical breakdown

2004 (Figures in EUR million, except for the number of employees)	European Union (EU 25)	North América*	South América	Other	Total
Revenue	23,377	2,308	2,146	2,345	30,176
Segment assets	21,851	539	4,851	119	27,360
Property, plant and equipment	7,840	55	3,323	12	11,230
Gross operating result	3,345	86	897	13	4,341
Operating result	2,312	67	809	6	3,194
Acquisition of property, plant and equipment, and intangible assets	1,153	13	256	2	1,424
Number of employees (average)	79,344	1,414	14,770	301	95,829

*	North America, including Mexico

2003	European Union (EU25)**	North America*	South America	Other	Total
Revenue	20,141	2,127	1,193	2,462	25,923
Segment assets	18,009	648	1,409	379	20,445
Property, plant and equipment	7,844	91	890	122	8,947
Gross operating result	1,951	-69	290	56	2,228
Operating result	830	-350	229	29	738
Acquisition of property, plant and equipment, and intangible assets	1,097	29	194	7	1,327
Number of employees (average)	86,324	2,707	7,671	840	97,542

*	North America, including Mexico
**	European Union (EU 25): the 2003 data has been revised to reflect the enlargement of the European Union with ten new countries as from May 1, 2004.

Note 28—Events after the balance sheet date

On the closure on January 11, 2005 of the Public Offer of Withdrawal followed of an Obligatory Withdrawal (“OPR-RO”) of the Usinor shares, the Group acquired 1,094,066 shares accounting for 0.43% of the issued capital of said company and thus now holds 100% of the issued share capital of Unisor.

Note 29—Reconciliation of the Arcelor Group financial statement prepared in accord with Luxembourg GAAP with the financial statements prepared in accord with IFRS

In EUR million	2004	2003
Net situation (Group share) according to Luxembourg GAAP	10,421	7,321
Negative goodwill not transferred in shareholders’ equity	686	—
Own shares	-364	-751
Result on own shares	11	17
Accounting for convertible bonds	79	101
Financial instruments	69	45
Net situation (Group share) according to Arcelor GAAP	10,902	6,733

In EUR milion	2004	2003
Net situation (Group share) according to Luxembourg GAAP	2,284	232
Result on own shares	6	—
Financial instruments	24	25
Net situation (Group share) according to Arcelor	2,314	257

Note 30—Simplified Group organisation chart

Percentage of shareholdings in % and consolidation rates in (  )

Consolidation method:	FC (fully consolidated),
EQ (equity method)

Note 31—Listing of Group companies

CONSOLIDATION SCOPE, AS AT DECEMBER 31, 2004

361 companies fully consolidated (in addition to Arcelor S.A.)

185 companies consolidated using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
Flat Carbon Steel sector
Aceralia Planos sub-group comprising the following companies:
• ACERALIA Corporación Siderúrgica SA, Gozón	Full consolidation	Spain	99.577610
• Acería Compacta de Bizkaia SA, Sestao	Full consolidation	Spain	80.004286
• Acb, Acr Decapado Aie, Sestao	Full consolidation	Spain	100.000000
• Aceralia Construcciones SL, Sestao	Full consolidation	Spain	100.000000
• Arcelor España SA, Madrid	Full consolidation	Spain	100.000000
• Cia Hispano-Brasileira de Pelotizacao SA, Vitoria	Equity method	Brazil	49.111101
• Ensilectric SA, Avilés	Equity method	Spain	40.000000
• Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
• Instituto Técnico de la Estructura del Acero SL, San Sébastien	Equity method	Spain	69.750000
• Metalúrgica Asturiana SA, Mieres	Full consolidation	Spain	100.000000
• Tetracero SA, Gijón	Full consolidation	Spain	100.000000
Aceros URS SA, Viladecans	Equity method	Spain	45.024739
Apsl Onpn Participacoes SA, São Paulo	Full consolidation	Brazil	100.000000
Arcelor Acos Planos Brasil Ltda, São Paulo	Full consolidation	Brazil	100.000000
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor FCS Commercial SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Packaging International SA, Puteaux	Full consolidation	France	99.999801
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Planos Sagunto SL, Valencia	Full consolidation	Spain	99.999999
Arcelor Research SA, Puteaux	Full consolidation	France	99.779150
Borcelik Celik Sanyii Ticaret AS, Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz GmbH & Co KG, Bremen	Full consolidation	Germany	88.888889
Coils Lamiere Nastri Spa, Caselette, sub-group comprising 20 companies	Equity method	Italy	35.000000
Cockerill Mécanique Prestations SA, Seraing	Full consolidation	Belgium	100.000000
Cockerill Sambre SA, Seraing	Full consolidation	Belgium	100.000000
Comercial de Hojalata y Metales SA, San Adrian	Equity method	Spain	22.999561
Companhia Siderúrgica de Tubarão SA (CST) sub-group comprising the following companies:
• Companhia Siderúrgica de Tubarão SA (CST), Serra	Full consolidation	Brazil	*73.340000
• CST Corporation BV, Rotterdam	Full consolidation	The Netherlands	100.000000
• CST Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
• Skaden SA, Palmela	Full consolidation	Portugal	100.000000
Cortes y Aplanados Siderúrgicos SA, Barcelona	Full consolidation	Spain	100.000000
Daval SA, Puteaux	Full consolidation	France	100.000000
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Decosteel 2 NV, Gent	Full consolidation	Belgium	100.000000
Dermach SA, Barcelona	Full consolidation	Spain	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal SA, Flémalle	Full consolidation	Belgium	100.000000
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange SARL, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano, sub-group comprising 58 companies	Equity method	Spain	35.000000

*	Detailed explanation—Note 3 Changes in consolidation scope.

Company name	Consolidation method	Country	Percentage of capital held control (%)
Gonvarri Industrial SA, Madrid, sub-group comprising 18 companies	Equity method	Spain	35.000000
Groupement de l’Industrie Sidérurgique SA, Puteaux	Full consolidation	France	99.999908
Holding Gonvarri Srl, Bilbao	Equity method	Spain	35.000000
La Magona sub-group comprising the following companies:
• La Magona d’Italia Spa, Firenze	Full consolidation	Italy	99.791940
• Centro Acciai Rivestiti Srl, Piombino	Full consolidation	Italy	100.000000
• Magona International SA, Luxembourg	Full consolidation	Luxembourg	99.990000
• Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
• Tubisud Srl, Luogosano	Full consolidation	Italy	55.000000
Laminoir de Dudelange SA, Dudelange	Full consolidation	Luxembourg	100.000000
R.Bourgeois SA, Besançon	Equity method	France	29.996667
Siderúrgica del Mediterráneo SA, Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	100.000000
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Sol Coqueria Tubarão SA, Serra	Full consolidation	Brazil	99.000000
Solcan Fininvest sub-group comprising the following companies:
• Solcan Fininvest Inc., Westmount	Full consolidation	Canada	100.000000
• Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi SA, Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique SA, Puteaux	Full consolidation	France	99.999900
Sollac Lorraine SA, Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée SA, Puteaux	Full consolidation	France	99.999867
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailor Steel America Llc, Holt	Full consolidation	United-States	70.602704
Tailored Blank Bremen GmbH & Co.KG, Bremen	Full consolidation	Germany	100.000000
Tailored Blank Eisenhüttenstadt GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Tailored Blank Genk NV, Genk	Full consolidation	Belgium	100.000000
Tailored Blank Lorraine SA, Uckange	Full consolidation	France	99.992126
Tailored Blank Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
Tailored Blanks SA, Liège	Full consolidation	Belgium	100.000000
Toleries Delloye-Matthieu SA, Marchin	Full consolidation	Belgium	99.744737
Usinor Auto SA, Puteaux	Full consolidation	France	99.969510
Vega do Sul SA, Sao Francisco	Full consolidation	Brazil	99.999996
LONG CARBON STEEL SECTOR
Aceralia Perfiles sub-group comprising the following companies:
• Aceralia Perfiles SL, Madrid	Full consolidation	Spain	100.000000
• Aceralia Perfiles Bergara SA, Bergara	Full consolidation	Spain	100.000000
• Aceralia Perfiles Madrid SL, Madrid	Full consolidation	Spain	100.000000
• Aceralia Perfiles Olaberria SL, Olaberria	Full consolidation	Spain	100.000000
• Aceralia Perfiles U.K. Ltd, Rayleigh	Full consolidation	United Kingdom	100.000000
• Arcelor Long Commercial Bordeaux SA, Merignac	Full consolidation	France	97.800000
• Arcelor Long Commercial Torino Srl, Torino	Full consolidation	Italy	100.000000
• Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
• Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
• Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
• Kramer & Sons Trading Co, Detroit	Equity method	United-States	50.000000
• Servicios Complementarios del Norte SL, Bilbao	Equity method	Spain	49.000000
• Sociedad Auxiliar del Puerto de Pasajes SA, Renteria	Equity method	Spain	50.000000
• Triturados Férricos SL, Madrid	Equity method	Spain	33.300000
Aceralia Redondos sub-group comprising the following companies:
• Aceralia Redondos Comercial SA, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Alambron Zumárraga SA, Zumárraga	Full consolidation	Spain	100.000000
• Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Corrugados Azpeitia SL, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Corrugados Getafe SL, Getafe	Full consolidation	Spain	100.000000
• Arcelor Corrugados Lasao SA, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Laminados Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
• Société Nationale de Sidérurgie SA, Al Hoceima	Equity method	Marocco	7.500000
Aquarius Holdings SA, Belo Horizonte	Full consolidation	Brazil	50.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arbed-Finanz Deutschland GmbH, Saarbrücken	Full consolidation	Germany	100.000000
Arcelor Rails, Piles & Special Sections SARL, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Sections Commercial SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares SA, Rodange	Full consolidation	Luxembourg	80.467895
Asbm SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Belgo-Mineira sub-group comprising the following companies:
• Companhia Siderúrgica Belgo-Mineira SA, Belo Horizonte	Full consolidation	Brazil	60.599059
• Acindar Industria Argentina de Aceros SA, Buenos Aires	Full consolidation	Argentina	72.680000
• Belgo Bekaert Arames SA, Contagem	Full consolidation	Brazil	55.000000
• Belgo Bekaert Nordeste SA, Feira de Santana	Full consolidation	Brazil	99.997872
• Belgo-Mineira Participacão Indústria e Comércio SA, Juiz de Fora	Full consolidation	Brazil	99.984460
• Belgo Siderurgia SA, Belo Horizonte	Full consolidation	Brazil	99.997875
• Belgo-Mineira Uruguay SA, Montevideo	Full consolidation	Uruguay	100.000000
• BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
• Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
• Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Cimaf Cabos SA, São Paulo	Equity method	Brazil	50.000000
• Procables SA, Lima	Equity method	Peru	47.739239
• Productos de Acero SA, Santiago	Equity method	Chili	50.000000
• Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte	Equity method	Brazil	51.000000
• Wire Rope Industries SA, Montréal	Equity method	Canada	50.000000
LME Laminés Marchands Européens SA, Trith Saint Léger, sub-group comprising 3 companies	Equity method	France	33.999260
MecanArbed Dommeldange SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco SARL & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa SA, Valladolid	Equity method	Spain	26.000000
San zeno acciai—Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy SA, Herserange	Full consolidation	France	99.999993
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	Full consolidation	Italy	100.000000
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United-States	62.962963
TrefilArbed Bettembourg SA, Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen SA, Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	80.000000
TrefilArbed Hungary Kft, Szentgotthard	Full consolidation	Hungary	100.000000
TrefilArbed Kiswire Ltd, Kyung-Nam	Equity method	South Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722
STAINLESS STEEL SECTOR
Acesita SA, Belo Horizonte sub-group comprising 11 companies	Equity method	Brazil	38.938262
AL-Fin NV, Genk	Full consolidation	Belgium	99.996377
Alinox Srl, Aosta	Full consolidation	Italy	100.000000
Arcelor Stainless International SA, Puteaux	Full consolidation	France	99.997909
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Imphy Alloys SA, Puteaux	Full consolidation	France	99.999829
Imphy Alloys Nevada sub-group comprising the following companies:
• Imphy Alloys Nevada Inc., New York	Full consolidation	United-States	100.000000
• Hood and Company Inc., Hambourg	Full consolidation	United-States	100.000000
• IAI Holding Inc., New York	Full consolidation	United-States	100.000000
• Metalimphy Alloys Corp, Collegeville	Full consolidation	United-States	100.000000
• Rahns Speciality Metals Inc., Collegeville	Full consolidation	United-States	100.000000
Imphy Ugine Précision SA, Puteaux	Full consolidation	France	99.999916
Industeel Belgium sub-group comprising the following companies:
• Industeel Belgium SA, Charleroi	Full consolidation	Belgium	100.000000
• Aval Metal Center SA, Charleroi	Full consolidation	Belgium	100.000000
• Charleroi Déroulage SA, Charleroi	Full consolidation	Belgium	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Industeel France sub-group comprising the following companies:
• Industeel France SA, Puteaux	Full consolidation	France	99.999400
• Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
• Industeel Loire Sas, Puteaux	Full consolidation	France	100.000000
• Creusot Métal SA, Puteaux	Full consolidation	France	99.999167
July Products Llc sub-group comprising the following companies:
• July Products Llc, Coraopolis	Full consolidation	United-States	100.000000
• J&L Speciality Steel International Sales Corp, Christiansted	Full consolidation	United-States	100.000000
• Midland Terminal Company Corp, Midland	Full consolidation	United-States	100.000000
La Meusienne Italia Srl, Milano	Full consolidation	Italy	100.000000
Longtain Aciers Spéciaux et Inoxydables SA, Strepy-Bracquegnies	Full consolidation	Belgium	100.000000
Matthey et Cie SA, Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding SA, Fribourg	Full consolidation	Switzerland	100.000000
Matthey US Inc., Detroit	Full consolidation	United-States	100.000000
Mecagis SA, Puteaux	Full consolidation	France	100.000000
RCC & Weha sub-group comprising the following companies:
• RCC & Weha GmbH, Erkrath	Full consolidation	Germany	100.000000
• UGINE & ALZ Deutschland GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Meusienne de Constructions Mécaniques SA, Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux SA, Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Techalloy Company Inc., Mahwah	Full consolidation	United-States	100.000000
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Trefilados Inoxidables de Mexico SA, Huamantla	Full consolidation	Mexico	100.000000
Ugine & Alz SA, Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Benelux Service NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Carinox SA, Châtelet	Full consolidation	Belgium	100.000000
Ugine & Alz France SA, Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service SA, Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica SA, Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg SA, Rodange	Full consolidation	Luxembourg	100.000000
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000
Ugine Stainless & Alloys Inc., Doylestown	Full consolidation	United-States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech SA, Ugine	Full consolidation	France	99.999948
Usi Holding Inc. Corp, Carson City	Full consolidation	United-States	100.000000
DISTRIBUTION, PROCESSING AND TRADING SECTOR
Aceralia Construcción Obras Srl, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Distribucíon sub-group comprising the following companies:
• Aceralia Distribucíon SL, Madrid	Full consolidation	Spain	100.000000
• Arcelor Distribución Valencia SA, Valencia	Full consolidation	Spain	100.000000
• Lusitana de Distribuçao Siderúrgica Lda, Ribatejo	Full consolidation	Portugal	100.000000
• Perfiles Especiales SA, Pamplona	Equity method	Spain	100.000000
Aceralia Transformados sub-group comprising the following companies:
• Aceralia Transformados SA, Pamplona	Full consolidation	Spain	100.000000
• Aceralia Color Acero SL, Pamplona	Full consolidation	Spain	100.000000
• Ach Paneles AIE, Azuqueca de Henares	Equity method	Spain	40.000000
Arbed Americas sub-group comprising the following companies:
• Arbed Americas Llc, New York	Full consolidation	United-States	100.000000
• Arcelor International Mexico SA, Queretaro	Equity method	Mexico	100.000000
• Arcelor Tradind USA Llc, New York	Full consolidation	United-States	100.000000
Arbed Damwand België NV, Overpelt	Full consolidation	Belgium	100.000000
Arbed Damwand Nederland BV, Moerdijk	Full consolidation	The Netherlands	100.000000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
Arcelor Construction France SA, Haironville	Full consolidation	France	99.999216
Arcelor International SA, Luxembourg	Full consolidation	Luxembourg	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arcelor International America Llc, New York	Full consolidation	United-States	100.000000
Arcelor International Antwerp SA, Antwerpen	Full consolidation	Belgium	99.900000
Arcelor International Canada Inc., Westmount	Full consolidation	Canada	100.000000
Arcelor International Export SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Americas sub-group comprising the following companies:
• Arcelor International Singapore Ltd, Singapore	Full consolidation	Singapore	100.000000
• Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Négoce Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor Profil SA, Yutz	Full consolidation	France	99.900000
Arcelor Projects SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Projects International BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Stahlhandel Holding GmbH, Ratingen	Full consolidation	Germany	100.000000
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	90.000000
Asturiana de Perfiles SA, Langreo	Full consolidation	Spain	67.645946
Avis Steel UK Ltd, Manchester	Full consolidation	United Kingdom	92.500000
Baechler SA, Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques SA, Avignon	Full consolidation	France	100.000000
Chaillous SA, Nantes	Full consolidation	France	100.000000
Cima SA, Bertrichamps	Full consolidation	France	100.000000
Cisatol SA, Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra SA, Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral SA, Nice	Full consolidation	France	100.000000
Arcelor International Singapore sub-group comprising the following companies:
• Contisteel (Holdings) Ltd, Andover	Full consolidation	United Kingdom	100.000000
• Contisteel (Southern) Ltd, Andover	Full consolidation	United Kingdom	100.000000
• Contisteel Ltd, Andover	Full consolidation	United Kingdom
D.T.T. Purchasing Sas, Reims	Full consolidation	France	100.000000
Delta Zinc SA, Saint Jorioz	Full consolidation	France	100.000000
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Disteel NV, Machelen	Full consolidation	Belgium	100.000000
Disteel Cold NV, Machelen	Full consolidation	Belgium	100.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	99.999911
Établissement Alfred André SA, Harfleur	Full consolidation	France	100.000000
Établissements Jean Letierce et Cie, Bolbec	Full consolidation	France	100.000000
Etilam SA, Saint-Dizier	Full consolidation	France	99.388333
Eucosider Commercial SA, Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France SA, Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Fermatec SA, Nîmes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	96.446073
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Galva Service SA, Douzy	Full consolidation	France	99.998383
Guillot SA, Poitiers	Full consolidation	France	50.000000
Haironville Metal Profil SA, Herstal	Full consolidation	Belgium	100.000000
Haironville Portugal SA, Cartaxo	Full consolidation	Portugal	99.988462
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Jean Guille SA, Thionville	Full consolidation	France	49.997500
Konti Steel Hellas SA, Magnissia	Full consolidation	Greece	100.000000
Contisteel sub-group comprising the following companies:
• Laminados Velasco SL, Basauri	Full consolidation	Spain	80.002547
• Arcelor Distribución Murcia SA, San Ginés	Full consolidation	Spain	100.000000
• Arcelor Distribución Valladolid SA, Valladolid	Full consolidation	Spain	100.000000
• Arcelor Distribución Vigo SA, Porriño	Full consolidation	Spain	100.000000
• Auxiliar Laminadora Alavesa SA, Olaeta	Full consolidation	Spain	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Calibrados Pradera SA, Miravalles	Equity method	Spain	50.000000
• Cántabra de Laminados Velasco SA, Santander	Full consolidation	Spain	100.000000
• Castellana de Laminados Velasco SA, Burgos	Full consolidation	Spain	100.000000
• Elaborados y Construcción SA, Getafe	Full consolidation	Spain	100.000000
• Ferronía SA, Andoain	Full consolidation	Spain	100.000000
• Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
• Industrias Zarra SA, Galdacano	Equity method	Spain	25.000000
• Laminados Canarias SA, Telde	Full consolidation	Spain	100.000000
• Laminados Comavesa SA, Getafe	Full consolidation	Spain	100.000000
• Laminados Gonvelsa SL, Llanera	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Arbizu SA, Arbizu	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Duero SA, Aranda de Duero	Full consolidation	Spain	90.000000
• Laminados Siderúrgicos La Coruña SA, Arteixo	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Miranda SA, Miranda de Ebro	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Orense SA, San Ciprian de Viñas	Full consolidation	Spain	90.000000
• Laminados Siderúrgicos Sampol SL, Palma de Mallorca	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Vitoria SA, Vitoria	Full consolidation	Spain	100.000000
• SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
• Servicio del Acero SA, Basauri	Full consolidation	Spain	100.000000
• Tremad SA, Icazteguieta	Full consolidation	Spain	100.000000
• Tubos y Decapados SA, Basauri	Full consolidation	Spain	100.000000
Laserflash SA, Eupen	Full consolidation	Belgium	100.000000
Lille Aciers SA, Lomme	Full consolidation	France	100.000000
Megaço Jma Comercio Siderúrgico Ltda, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier SA, Toulouse	Full consolidation	France	100.000000
Monteferro Stahl Service GmbH, Leichlingen	Full consolidation	Germany	100.000000
Mosacier SA, Liège	Full consolidation	Belgium	100.000000
Plaques et Découpes France SA, Reims	Full consolidation	France	99.998933
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Produits d’Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.983629
Produits Métallurgiques de l’Orléanais Sas, Ingre	Full consolidation	France	100.000000
Produits Métallurgiques des Ardennes SA, Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest SA, Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle SA, Yutz	Full consolidation	France	100.000000
ProfilArbed Distribution SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg SA, Differdange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
Laminados Velasco sub-group comprising the following companies:
• ProfilArbed Staalhandel BV, Born	Full consolidation	The Netherlands	100.000000
• AND-Steel NV, Schoten	Full consolidation	Belgium	100.000000
• Borotrans Born BV, Born	Full consolidation	The Netherlands	100.000000
• Bouwstaal Nederland BV, Born	Full consolidation	The Netherlands	100.000000
• Demanet-Cassart Aciers SA, Seneffe	Full consolidation	Belgium	100.000000
• Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
• Limbustaal BV, Meersen	Full consolidation	The Netherlands	100.000000
• Lommaert Walserijprodukten BV, Born	Full consolidation	The Netherlands	100.000000
• Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	The Netherlands	100.000000
• Montan Staal BV, Den Haag	Full consolidation	The Netherlands	100.000000
• ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	The Netherlands	100.000000
• Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000
Profilsteel SA, Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie SA, Bonneuil sur Marne	Full consolidation	France	100.000000
Pum Sud Est Sas, Lyon	Full consolidation	France	100.000000
Pum Steel Service Centre Sas, Reims	Full consolidation	France	100.000000
Ravené Schäfer GmbH, Halle	Full consolidation	Germany	100.000000
SA Lardier et compagnie, Blois	Full consolidation	France	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Savoie Métal SA, Saint Jorioz	Full consolidation	France	100.000000
Sirus Ssc, Saint Ouen l’Aumône	Full consolidation	France	100.000000
Skyline Steel sub-group comprising the following companies:
• Skyline Steel Llc, Parsippany	Full consolidation	United-States	100.000000
• Arkansas Steel Processing Llc, Armoral	Full consolidation	United-States	100.000000
• Arkansas Steel Processing Llc, Bessemer	Full consolidation	United-States	100.000000
• Associated Pile and Fitting Llc, Clifton	Full consolidation	United-States	100.000000
• Casteel Llc, Belpre	Full consolidation	United-States	100.000000
• Midwest Steel & Tube Llc, Chicago	Full consolidation	United-States	100.000000
• PA Pipe Llc, Camp Hill	Full consolidation	United-States	100.000000
• Sheeting Solutions Llc, Belpre	Full consolidation	United-States	100.000000
• Skyline (Php) Canada Ltd, Saint-Bruno	Full consolidation	Canada	100.000000
• Skyline Canada Holding Inc., Montréal	Full consolidation	Canada	100.000000
Slpm SA, Saint Ouen l’Aumône	Full consolidation	France	100.000000
Société Belge d’Oxycoupage SA, Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d’usines Métallurgiques SA, Reims	Full consolidation	France	100.000000
Société Industrielle Métallurgique et d’entreprise SA, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sotracier SA, Pontcharra	Full consolidation	France	99.997500
Sotracier Pontoise Sas, Saint Ouen l’Aumône	Full consolidation	France	100.000000
Sps Altensteig Stahl-Service-Center GmbH, Altensteig-Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtentein	Full consolidation	Germany	100.000000
Srw-Sps Verwaltungs GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Station-service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys SA, Bertrange sub-group comprising 14 companies	Equity method	Luxembourg	50.000000
Upac Sas, Saint Ouen l’Aumône	Full consolidation	France	100.000000
Usinor Stal Serwis Spzoo, Bytom	Full consolidation	Poland	100.000000
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000
OTHER ACTIVITIES SECTOR
Arcelor SA, Luxembourg		Luxembourg
Aceralia Constructalia SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	The Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed SA, Luxembourg	Full consolidation	Luxembourg	99.773651
Arbed Investments SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Finance and Services Belgium SA, Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	99.999998
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Germany Holding GmbH, Düsseldorf	Full consolidation	Germany	100.000000
Arcelor Holding SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Italy Holding Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Netherlands BV, Amsterdam	Full consolidation	The Netherlands	100.000000
Arcelor Persebras SL, Olaberria	Full consolidation	Spain	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Spain Holding SA, Barcelona	Full consolidation	Spain	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000
Arcelor USA Holding Inc., New York	Full consolidation	United-States	100.000000
Aster SA, Puteaux	Full consolidation	France	100.000000
Atic Services SA, Paris, sub-group comprising 13 companies	Equity method	France	43.461528
Bail Industrie SA, Hayange	Full consolidation	France	99.999646
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg SARL, Wiltz	Full consolidation	Luxembourg	76.910010
Circuit Foil Service SA, Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill SA, Seraing	Full consolidation	Belgium	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	50.000000
Dhs-Dillinger Hütte Saarstahl AG, Dillingen, sub-group comprising 13 companies	Equity method	Germany	51.250000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Finindus NV, Bruxelles	Full consolidation	Belgium	50.000000
Foil Coatings Luxembourg—FCL Gie, Wiltz	Equity method	Luxembourg	100.000000
G.Fer Snc, Puteaux	Full consolidation	France	100.000000
Groupement Immobilier Scrl, Bruxelles	Full consolidation	Belgium	100.000000
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Imphy SA, Puteaux	Full consolidation	France	99.999702
InvestAR SARL, Luxembourg	Equity method	Luxembourg	50.000000
Paul Wurth SA, Luxembourg	Full consolidation	Luxembourg	48.092003
Seridev SA, Puteaux	Full consolidation	France	99.400000
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sidmar Finance (Groupe Arbed) SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Sodisid SA, Courbevoie	Full consolidation	France	99.998800
Sofinus SA, Puteaux	Full consolidation	France	99.999856
Sogepass SA, Hayange	Full consolidation	France	99.999745
Sollac Verwaltung GmbH, Stuttgart	Full consolidation	Germany	100.000000
Somef SA, Liège	Full consolidation	Belgium	100.000000
Soteg Société de Transport de Gaz SA, Luxembourg	Equity method	Luxembourg	20.000000
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	75.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Tixis Sytems Sas, Puteaux	Full consolidation	France	100.000000
Tixis Systems Belgium SA, Flémalle	Full consolidation	Belgium	100.000000
Tixis Technologies Sas, Puteaux	Full consolidation	France	100.000000
USINOR SA, Puteaux	Full consolidation	France	99.625368
Usinor Belgium SA, Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading SA, Puteaux	Full consolidation	France	100.000000
Victoria Bay Overseas Spain SL, Gozón	Full consolidation	Spain	100.000000
Victoria Steel Overseas Ltd, Gozón	Full consolidation	Spain	100.000000

Companies not consolidated

Company name	Country	Percentage of capital heldcontrol (%)
1) NON-CONSOLIDATED SUBSIDIARIES (356 COMPANIES)
Abc BV, Nijmegen	The Netherlands	100.000000
Acdo Llc, New York	United-States	100.000000
Aciers Solcan Inc., Burlinton	Canada	100.000000
Acindar Belgo-Mineira Exports SA, Buenos Aires	Argentina	100.000000
Acindar do Brasil Ltda, São Paulo	Brazil	100.000000
Acindar Uruguay Indústria Argentina de Aceros SA, Montevideo	Uruguay	100.000000
Agifep, Arbed Group Investors for Electronic Purchasing SA, Luxembourg	Luxembourg	100.000000
Agifesa, Arbed Group Investors for Electronic Sales SA, Luxembourg	Luxembourg	100.000000
Agrinsa—Agro Industrial SA, La Rioja	Argentina	100.000000
Airdix SA, Luxembourg	Luxembourg	100.000000
Alpha Profil SA, Paris	France	99.760000
Arbed Building Concepts SA, in process of business discontinuance, Differdange	Luxembourg	100.000000
Arc-Air SA, Luxembourg	Luxembourg	100.000000
Arcelor Acelkereskedelmi Kft, Kecskemét	Hungary	99.967208
Arcelor Assekuranz Vermittlungs-GmbH, in process of business discontinuance, Bremen	Germany	100.000000
Arcelor Auto Argentina SA, Buenos Aires	Argentina	99.996078
Arcelor Auto Brasil Ltda, São Paulo	Brazil	99.999882
Arcelor Consultants SA, Puteaux	France	99.813333
Arcelor Distribuce—CZ Sro, Praha	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Slovakia	100.000000
Arcelor Distribucija Doo, Sarajevo	Croatia	100.000000
Arcelor Distribucija Doo, Beograde	Serbia & Montenegro	100.000000
Arcelor Distribucion Barcelona SL, Parets del Valles	Spain	100.000000
Arcelor Distributie Srl, Pantelimon	Romania	100.000000
Arcelor Distribution Bulgaria Eood, Sofia	Bulgaria	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Poland	100.000000
Arcelor FCS Celik Ticaret AS, Istanbul	Turkey	99.998400
Arcelor FCS Commercial Austria GmbH, Steyr	Austria	100.000000
Arcelor FCS Commercial Belgium SA, Bruxelles	Belgium	99.960000
Arcelor FCS Commercial Central and Eastern Europe GmbH, Berlin	Germany	100.000000
Arcelor FCS Commercial CZ Sro, Praha	Czech Republic	100.000000
Arcelor FCS Commercial Denmark A/S, Kobenhavn	Denmark	100.000000
Arcelor FCS Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor FCS Commercial France SA, Puteaux	France	99.949999
Arcelor FCS Commercial Greece Llc, Kifissia	Greece	99.666667
Arcelor FCS Commercial Hungary Kft, Budapest	Hungary	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Spain	99.999999
Arcelor FCS Commercial Italia Srl, Milano	Italy	100.000000
Arcelor FCS Commercial Luxembourg SA, Dudelange	Luxembourg	100.000000
Arcelor FCS Commercial Netherlands BV, Rotterdam	The Netherlands	100.000000
Arcelor FCS Commercial Norway AS, Oslo	Norway	100.000000
Arcelor FCS Commercial Poland Spzoo, Poznan	Poland	100.000000
Arcelor FCS Commercial Portugal SL, Cascais	Portugal	100.000000
Arcelor FCS Commercial Schweiz AG, Zürich	Switzerland	99.950000
Arcelor FCS Commercial Sweden AK, Goteborg	Sweden	100.000000
Arcelor FCS Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Germany Services GmbH, Berlin	Germany	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	Germany	100.000000
Arcelor Inoxidables de Mexico SA, Mexico DF	Mexico	99.999971
Arcelor Insurance Belgium NV, Gent	Belgium	100.000000
Arcelor Insurance Consultants SA, Luxembourg	Luxembourg	100.000000
Arcelor International Africa SA, Casablanca	Marocco	99.966102
Arcelor International Baltics OÜ, Tallinn	Estonia	100.000000
Arcelor International Celik Dis Ticaret AS, Istanbul	Turkey	99.753086
Arcelor International Norway AS, Oslo	Norway	100.000000

Company name	Country	Percentage of capital heldcontrol (%)
Arcelor International (Proprietary) Ltd, Sandton	South Africa	100.000000
Arcelor Long Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Long Commercial Benelux BV, Rotterdam	The Netherlands	100.000000
Arcelor Long Commercial Denmark AS, Kobenhavn	Denmark	100.000000
Arcelor Long Commercial Norway AS, Oslo	Norway	100.000000
Arcelor Long Commercial Polska Spzoo, Katowice	Poland	100.000000
Arcelor Long Commercial Schweiz AG, Basel	Switzerland	100.000000
Arcelor Long Commercial Sweden AB, Stockholm	Sweden	100.000000
Arcelor Metal Endüstri Ve Ticaret AS, Istanbul	Turkey	100.000000
Arcelor Négoce Distribution—Europe Est SA, Luxembourg	Luxembourg	100.000000
Arcelor Négoce Distribution China Holding Ltd, Wanchai	China	100.000000
Arcelor Packaging International Belgium SA, Sint-Niklaas	Belgium	100.000000
Arcelor Projects Pte Ltd, Singapore	Singapore	90.000000
Arcelor Rebar Commercial Deutschland GmbH, Waldems-Bermbach	Germany	100.000000
Arcelor Rebar Commercial SA, Differdange	Luxembourg	100.000000
Arcelor RPS Italia Srl, Torino	Italy	100.000000
Arcelor RPS UK Ltd, Solihull	United Kingdom	100.000000
Arcelor Salesco SARL, Luxembourg	Luxembourg	100.000000
Arcelor Sections Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Sections Commercial Deutschland GmbH, Köln	Germany	100.000000
Arcelor Sections Commercial France SA, Puteaux	France	99.990000
Arcelor Sections Commercial Italia Srl, Torino	Italy	100.000000
Arcelor Sections Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Slovakia Ssc, Bratislava	Slovakia	100.000000
Arcelor Stainless (China) Company Ltd, Tsim Sha TsuiI	China	99.900000
Arcelor Stainless Australia Pty Ltd, Southport	Australia	100.000000
Arcelor Stainless Canada Inc., Westmount	Canada	100.000000
Arcelor Stainless Processing Llc, Troy	United-States	100.000000
Arcelor Stainless Singapore Pte Ltd, Singapore	Singapore	100.000000
Arcelor Stainless USA Inc., New York	United-States	100.000000
Arcelor Trading Luxembourg SA, Luxembourg	Luxembourg	100.000000
Arceo SA, Flémalle	Belgium	65.163934
Arceval SA, Bruxelles	Belgium	100.000000
Armar Prestacão de Servicos Ltda, São Paulo	Brazil	99.999996
Armasteel SA, Wavre	Belgium	100.000000
Armatures SA, Pontpierre	Luxembourg	100.000000
A.S. Build SA, Liège	Belgium	100.000000
A.S.C.Praha Spo.r.o., Praha	Czech Republic	100.000000
Association Coopérative Zélandaise de Carbonisation BV, in liquidation, Terneuzen	The Netherlands	100.000000
Assuraciers Snc, Puteaux	France	100.000000
Aster Finances Snc, Puteaux	France	100.000000
A’Tol Sas, La Ravoire	France	100.000000
Belegings-Maatschappij Almafund BV, Rotterdam	The Netherlands	100.000000
Belgo Trade SA, Luxembourg	Luxembourg	100.000000
Bemex Belgo-Mineira Comercial Exportadora SA, Belo Horizonte	Brazil	100.000000
Berry Fer Sas, Vierzon	France	100.000000
Betonijzer Buigcentrale Limburg BV, Born	The Netherlands	100.000000
Blahove BV, Amsterdam	The Netherlands	97.500000
Bme Belgo-Mineira Engenharia Ltda, Belo Horizonte	Brazil	100.000000
Bms Belgo-Mineira Sistemas SA, Belo Horizonte	Brazil	100.000000
Bometal NV, Mechelen	Belgium	100.000000
Bre.M.A Warmwalz GmbH, Bremen	Germany	100.000000
C3S SARL, Puteaux	France	100.000000
C.S.T.R. Sas, Reims	France	100.000000
Caen Métaux Sas, Mondeville	France	100.000000
Calimco BV, Born	The Netherlands	100.000000
Central Pedro de Mendoza SA, in liquidation, Buenos Aires	Argentina	86.399990
Centre Auvergne Pliage Sas, Saint-Étienne	France	100.000000
Cepi Services SA, Flémalle	Belgium	100.000000
Cfa Management Inc., Montréal	Canada	100.000000

Company name	Country	Percentage of capital heldcontrol (%)
Changzhou Uginox Products Company Ltd, Jiang Su	China	90.000000
Circuit Foil Asia Pacific (Hongkong) Ltd, Kwai Chung	China	75.000000
Circuit Foil Engineering SARL, Weidingen/Wiltz	Luxembourg	100.000000
Circuit Foil Trading USA Inc., Glenside	United-States	100.000000
Circuit Foil UK Ltd, Silloth Carlisle	United Kingdom	100.000000
Cofralux SA, Differdange	Luxembourg	100.000000
Cogeaf NV, Schoten	Belgium	95.930000
Color Profil GmbH, Munchen	Germany	100.000000
Comercial Bagual Ltda, Santiago	Chili	100.000000
Considar do Brasil Ltda, Belo Horizonte	Brazil	100.000000
Considar Far East Ltd, in liquidation, Hong Kong	China	50.000000
Cordelia SA, Puteaux	France	99.998000
Corea SA, Senningerberg	Luxembourg	100.000000
Corporations Efficency Growth Through Information Systems Scrl, Ougrée	Belgium	88.744589
Crois-sens Scrl, Ougrée	Belgium	99.733333
Csn Chrome SA, Liège	Belgium	100.000000
Daficus SA, Puteaux	France	99.760000
Danderaus SA, Puteaux	France	99.842932
Dania Grundstückverwaltungs-GmbH, Köln	Germany	100.000000
Daval Nederland BV, Amsterdam	The Netherlands	100.000000
Dilling-GTS Ventes France SA, Puteaux	France	99.990000
e-Arbed Distribution SA, Esch s/Alzette	Luxembourg	100.000000
Ebt Electron Beam Technology GmbH, Bremen	Germany	100.000000
Efoam SA, Luxembourg	Luxembourg	100.000000
Eisen. Schlackenaufbereitungund Umwelttechnik GmbH, in liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Ferrit GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Handelsunion GmbH, in liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Nederland BV, Bennebroek	The Netherlands	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Stahl Recycling Cottbus GmbH, Eisenhüttenstadt	Germany	75.000000
Eko Stahl Spzoo, Slubice	Poland	100.000000
Eko Transportgesellschaft mbH, Eisenhüttenstadt	Germany	100.000000
Ekosto NV, Sint Gillis Waas	Belgium	75.676114
Electro Holding Company SA, Luxembourg	Luxembourg	100.000000
Esp Vertrieb Deutschland GmbH, Köln	Germany	100.000000
Estate Wire Ltd, Sheffield	United Kingdom	100.000000
Eurinbel SA, Liège	Belgium	100.000000
Fabest Sas, Ludres	France	100.000000
Fbh Eko Feinblechhandel GmbH, Burbach	Germany	100.000000
Ferrometalli Taglio e Lamiere Srl, Calderara di Reno	Italy	100.000000
Ferropol SA, Luxembourg	Luxembourg	100.000000
Fers et Maintenance Industriels SARL, Pont sur Sambre	France	100.000000
Fersthal Sagl, Lugano	Switzerland	99.000000
Fi 2000 Sas, Limas	France	75.000000
Finansider SA, Puteaux	France	99.999004
Forschungs-und Qualitatszentrum Brandenburg GmbH, Eisenhüttenstadt	Germany	100.000000
Frecolux SA, Luxembourg	Luxembourg	99.999915
Frère Bourgeois UK Ltd, Hatfield	United Kingdom	99.991000
Galva Service Réunion SA, Saint Paul	France	100.000000
Geco Srl, Milano	Italy	100.000000
Gecs SA, Puteaux	France	99.940000
Geopar SA, in liquidation, Couillet	Belgium	50.950604
Gepor Sas, Illange	France	100.000000
Gie pour la realization d’actifs immobiliers du groupe Arbed, Luxembourg	Luxembourg	100.000000
Gie Primus®fonte, Luxembourg	Luxembourg	80.000000
Groupement des Industries Sidérurgiques Luxembourgeoises SC, Luxembourg	Luxembourg	94.782609
H & E SA, Puteaux	France	100.000000
Haidon Hubin SA, Liège	Belgium	100.000000

Company name	Country	Percentage of capital heldcontrol (%)
Haironville Sas, Haironville	France	100.000000
Haironville Austria GmbH, Neuhofen	Austria	99.997500
Haironville Bohemia SARL, Ceske Budejovice	Czech Republic	99.000000
Haironville Danmark AS, Rodovre	Denmark	100.000000
Haironville do Brasil Industria e Comercio Lta, Lorena	Brazil	100.000000
Haironville Guyane Sas, Cayenne	France	100.000000
Haironville Hungaria Kft, Budapest	Hungary	100.000000
Haironville Nederland BV, Tiel	The Netherlands	100.000000
Haironville Norge AS, Vestby	Norway	100.000000
Haironville Polska Spzoo, Poznan	Poland	100.000000
Haironville Slovensko Sro, Bratislava	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Sweden	100.000000
Hathersage Metals Ltd, in process of business discontinuance, Chippenham	United Kingdom	100.000000
Hein, Lehmann Montage GmbH, Köln	Germany	100.000000
Homburger Rohrenwerk GmbH, Homburg	Germany	100.000000
Hughes and Spencer Steel Ltd, Willenhall	United Kingdom	99.992672
I.T.S. Inox Tubi Sicilia Srl, Priolo Gargallo	Italy	100.000000
Imhua Special Metal Co. Ltd, Foshan	China	65.000000
Impeco SA, San Luis	Argentina	100.000000
Imphy Deutschland GmbH, Erkrath	Germany	100.000000
Imphy Far East Co. Ltd, Kowloon	China	99.993103
Imphy Italiana Srl, Torino	Italy	100.000000
Imphy Service SA, Puteaux	France	100.000000
Imphy Ugine Precision BV, Amsterdam	The Netherlands	100.000000
Imphy Espana, SA, Barcelona	Spain	100.000000
Imphy Ugine Precision Switzerland SA, Préverenges	Switzerland	94.000000
Imphy Ugine Precision UK Ltd, Buckinghamshire	United Kingdom	100.000000
Industeel Deutschland GmbH, Grevenbroich	Germany	100.000000
Industeel Italia Srl, Milano	Italy	100.000000
Industeel UK Ltd, Worcester	United Kingdom	100.000000
Inspection, Protective Survey and Certification Bureau—Insurec SA, Bruxelles	Belgium	99.900000
Intersteel BV, Rotterdam	The Netherlands	100.000000
Isc Holdings Inc., New York	United-States	100.000000
Isoform Snc, Puteaux	France	100.000000
Itaúna Siderúrgica Ltda, Itaúna	Brazil	100.000000
JH Group Sci, Yutz	France	100.000000
K.I.V. I NV, Genk	Belgium	99.998951
Kempes & Koolen Bouwsystemen BV, Tiel	The Netherlands	100.000000
Kielco Nederland BV, Born	The Netherlands	100.000000
Kontirom Trade Srl, Bucarest	Romania	99.999642
Krisper Doo, Kranj	Slovénia	100.000000
Lasram Technology Kft, Szentendre	Hungary	78.461538
Le Fer à Béton SA, Yutz	France	100.000000
L’équipement par l’acier inoxydable SA, Puteaux	France	99.833000
Luxembourg Steel (Si Chuan) Co. Ltd, Chengdu	China	100.000000
Luxembourg Steel Trading Shanghai Co. Ltd, Shanghai	China	100.000000
Luxembourg Steel Wuhan Co. Ltd, Wuhan	China	100.000000
Maison Mathieu Romania SARL, Bucarest	Romania	100.000000
Marocacier SA, Luxembourg	Luxembourg	80.000000
Marona SA, Buenos Aires	Argentina	100.000000
Matthey & Pum SA, Reims	France	99.720000
Matthey Deutschland GmbH, Landau	Germany	100.000000
Matthey Iberica SL, Madrid	Spain	100.000000
Matthey Sro, Praha	Czech Republic	100.000000
Matthey UK Ltd, Dudley	United Kingdom	100.000000
Mecachim SA, Lusignan	France	99.833333
Memnous SA, Puteaux	France	99.842932
Metaalzetterij de Betuwe BV, Tiel	The Netherlands	100.000000
Metal Presse SARL, Puteaux	France	99.800000
Midi Aciers Profils Génie Civil SA, Beauzelle	France	99.995872

Company name	Country	Percentage of capital heldcontrol (%)
Montan SARL, Luxembourg	Luxembourg	90.000000
Nango SA, Puteaux	France	99.842932
Norsteel Corp., New York	United-States	100.000000
Ocas GmbH, Bremen	Germany	100.000000
Olis Sas, Puteaux	France	100.000000
Osirus SA, Puteaux	France	99.760000
Pab Sas, Onnaing	France	100.000000
Pab Sud Sas, Hagetmau	France	100.000000
Palfroid SA, Carignan	France	99.995103
Panneaux Frigorifiques Français Sas, Val d’Ize	France	100.000000
Panneaux Sandwich Guadeloupe SA, Baie Mahault	France	99.993750
Parements Métalliques d’Architecture SA, Cerons	France	99.988000
Parrec SA, Audun le Tiche	France	85.250000
Profistahl-Centrum Thüringen GmbH, Saalfeld	Germany	100.000000
Perry Investments Ltd, Willenhall	United Kingdom	100.000000
Philaeus SA, Puteaux	France	99.842932
Pliage Midi Pyrenées SAS, Saint-Jory	France	100.000000
Plima Sas, Mallemort	France	100.000000
Plon Pliage Service SAS, Vitrolles	France	100.000000
Pre-Finished Steels Ltd, Willenhall	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Poland	100.000000
Profil du futur SAS, Horbourg Wihr	France	100.000000
Profilage de Guadeloupe SAS, Baie Mahault	France	100.000000
Profilage de la Martinique Sas, Fort-de-France	France	100.000000
Profilage de La Réunion SA, Le Port	France	94.203612
Profilage de Saint-Martin SA, Saint Martin	France	99.983333
Profilage Dominicana SA, San Domingo	Dominican Republic	87.025547
Promo Pum Sas, Reims	France	100.000000
Qualifizierungszentrum der Wirtschaft GmbH, Eisenhüttenstadt	Germany	100.000000
Rbm Rohr Beschichtung Muldenstein GmbH, Muldenstein	Germany	100.000000
Recherche et Développement du groupe Cockerill Sambre Scrl, Liège	Belgium	96.000000
Retrimeuse Scrl, Seraing	Belgium	76.000000
Riss Transport SA, Puteaux	France	99.935135
Robert Smith Steels Ltd, Mersyside	United Kingdom	100.000000
Rodange Finance SA, Rodange	Luxembourg	100.000000
Rwm Rohrwerke Muldenstein GmbH, en faillite, Muldenstein	Germany	100.000000
Safem Distribuzione Srl, Tavagnacco	Italy	100.000000
Safem Raccordi Spa, Padova	Italy	100.000000
SARL Balleux Lardier, Blois	France	100.000000
Sci des 1 et 3 de la place Max-Rousseaux, Reims	France	100.000000
Sci Espace Saint-Léonard, Nantes	France	100.000000
Sfif SA, Puteaux	France	100.000000
Sibral Participações Ltda, Belo Horizonte	Brazil	100.000000
Sidlease NV, Gent	Belgium	100.000000
Sitek Srl, Torino	Italy	95.000000
Slci Société Luxbg.de Comm.International SA, Bertrange	Luxembourg	100.000000
SLPM Atlantique SAS, Reims	France	100.000000
Snst Scories France SA, Puteaux	France	99.963934
Sobesteel SA, Wavre	Belgium	100.000000
Société Carolorégienne de Cokéfaction SA, in liquidation, Liège	Belgium	85.785133
Société Civile Immobilière du 3, rue de l’Industrie à Basse-Yutz, Reims	France	100.000000
Société de Gestion pour la Protection Sociale SA, Puteaux	France	99.840000
Société des Mines de Sacilor SA, in liquidation, Puteaux	France	100.000000
Société des Mines d’Ottange II SARL, in process of business discontinuance, Yutz	France	99.966667
Socété d’Intéressement et de Participation SA, Puteaux	France	99.997521
Société Havraise de représentation Industrielle Sas, Le Havre	France	100.000000
Société Immobilière Audunoise SA, Audun le Tiche	France	99.955057
Société Nouvelle de Participation dans les Produits Plats SA, Puteaux	France	99.800000
Société pour la Distribution de Produits Sidérurgiques SA, Vitry sur Seine	France	99.750000
Société pour la Réalisation d’Etudes Techn. et Econom. en Sidérurgie SA, Puteaux	France	76.300000

Company name	Country	Percentage of capital heldcontrol (%)
Sollac Acos SA, Lisboa	Portugal	99.200000
Solvi Sas, Puteaux	France	100.000000
Stahlhandel Burg GmbH, Burg	Germany	100.000000
Steel Finance Center NV, Geel	Belgium	100.000000
Steelhold Plc, St Albans	United Kingdom	100.000000
Steelinter (UK) Ltd, St Albans	United Kingdom	100.000000
Sunbrite NV, in liquidation, Genk	Belgium	100.000000
Tabare Regent SARL, La Chapelle Saint Luc	France	100.000000
Tailor Steel Deutschland GmbH, Bremen	Germany	100.000000
Tixis Technologies Belgium SA, Flémalle	Belgium	100.000000
Tixis Technologies Italia Srl, Piombino	Italy	100.000000
TradeArbed Deutschland GmbH, Köln	Germany	100.000000
TradeArbed España SA, Madrid	Spain	100.000000
TradeArbed France SA, Paris	France	99.900000
Trans Ocean Logistics NV, Antwerpen	Belgium	99.999999
Trans Ocean Logistics BV, Ijssel	The Netherlands	100.000000
TrefilArbed Benelux BV, s’Hertogenbosch	The Netherlands	100.000000
TrefilArbed CR Sro, Cheb	Czech Republic	80.000000
TrefilArbed Deutschland GmbH, Köln	Germany	100.000000
TrefilArbed France SA, Vincennes	France	99.828571
TrefilArbed Greenhouse SA, Bissen	Luxembourg	80.000000
TrefilArbed Grembergen SA, in process of business discontinuance	Luxembourg	100.000000
TrefilArbed Italia Srl, in liquidation, Milano	Italy	100.000000
TrefilArbed (UK) Ltd, Nantwich	United Kingdom	100.000000
TrefilArbed Sales Holding SARL, Bissen	Luxembourg	100v000000
TrefilArbed Solarhouse Kft, Kecskemet	Hungary	53.333333
TrefilArbed Welding NV, en faillite, Gent	Belgium	100.000000
Tuberie de Differdange SA, Differdange	Luxembourg	100.000000
Tubes & Formes SA, Puteaux	France	99.800000
Tubeurop Deutschland GmbH, Homburg	Germany	100.000000
Uci SA, Fleurus	Belgium	70.000000
Ugine & Alz Switzerland SA, Niederhasli	Switzerland	100.000000
Ugine & Alz Nordic AB, Eskilstuna	Sweden	100.000000
Ugine & Alz Polska Spzoo, Poczta Bytom	Poland	100.000000
Ugine & Alz Praha Sro, Praha	Czech Republic	100.000000
Ugine & Alz (UK) Ltd, Nottingham	United Kingdom	100.000000
Ugine Nederland BV, Amsterdam	The Netherlands	100.000000
Ugine Portugal Spq, Lisboa	Portugal	98.000000
Ugine Savoie Italia Srl, Peschiera Borromeo	Italy	100.000000
Ugitech Iberica SA, Barcelona	Spain	100.000000
Ugitech Switzerland SA, Bevilard	Switzerland	99.998519
Ugitech UK Ltd, Birmingham	United Kingdom	99.999960
Uniba SA, Puteaux	France	64.000000
Unikonti Llc, Beograde	Serbia & Montenegro	51.000000
Union des Consommateurs de Ferrailles de France SA, Puteaux	France	99.960000
Usb Unterwellenborner Schneidbetrieb GmbH, Saalfeld	Germany	100.000000
Usinor Achats Snc, Puteaux	France	100.000000
Usinor Industeel (Iberica) SA, Barcelona	Spain	100.000000
Usinor Industeel Nordic AB, Vastra Frolunda	Sweden	100.000000
Usinor Tubes SA, Puteaux	France	99.760000
Usinor Uk Ltd, St Albans	United Kingdom	100.000000
Valacier SARL, Reims	France	100.000000
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen	Germany	65.000000
Vikam Praha AS, Praha	Czech Republic	100.000000
Vulcain Holding SA, Couillet	Belgium	100.000000
Vulkan Energiewirtschaft Oderbrücke GmbH, Eisenhünttenstadt	Germany	51.000000
Weha Edelstahl Handels-GmbH, Ansfelden	Austria	100.000000
Wellstead Ltd, Dublin	Ireland	100.000000
Willenhall Steel Stockholders Ltd, Willenhall	United Kingdom	100.000000
Wolmet Ltd, in liquidation, Chippenham	United Kingdom	99.999966
Ymos Belgium SA, Couillet	Belgium	100.000000
Zeeland Participatie BV, Terneuzen	The Netherlands	100.000000

Company name	Country	Percentage of capital heldcontrol (%)
2) ASSOCIATED COMPANIES NOT CONSOLIDATED (77 COMPANIES)
Arcelor Construction Magreb SA, Ben Arous	Tunisia	49.998000
Arcelor Stainless India Private Ltd, Mumbai	India	48.979592
Bamesa Celik Servis Sanayii Ticaret AS, Sanayii Ticaret	Turkey	39.990081
Belgian Bunkering Considar Trading NV, Bruxelles	Belgium	50.000000
Brema Warmwalz GmbH, Bremen	Germany	50.000000
Cjsc «Severgal» Ltd, Cherepovets	Russian Federation	25.010000
CoalArbed Internat.Trading Partnership Co, Baltimore	United-States	50.000000
Compagnie des Fers SARL, Lyon	France	50.000000
Comptoir Belge des Cokes Scrl, in liquidation, Bruxelles	Belgium	20.130000
Dcfr Sas, Puteaux	France	35.000000
Dh—Sollac Beteiligung GmbH, Stuttgart	Germany	47.000000
Dikema Steel Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Enersid SA, Paris	France	49.800000
Erzkontor Ruhr GmbH, Essen	Germany	33.333023
Euratool SA, Raismes	France	24.901639
Europerfil SA, L’Hospitalet	Spain	50.000000
Fafer Orient Pte Ltd, in liquidation, Singapore	Singapore	33.332667
Forges Profil AG, Kirchdorf	Switzerland	25.000000
Forschungs und Qualitatszentrum Oderbrucke GmbH, Eisenhüttenstadt	Germany	24.000000
Fortunato Bonelli y Cia SA, Buenos Aires	Argentina	49.000000
Fti Faserbetontechnik GmbH, St. Florian s/Inn	Austria	33.333333
Gie pour l’étude de la reconversion des sites sidérurgiques au Luxembourg, in liquidation, Luxembourg	Luxembourg	50.000000
Groupe Alliance Métal SA, Arnas	France	34.018280
I.P.H. S.A.I.C.F. SA, Buenos Aires	Argentina	33.000000
Icpe Immob.du Centre Polyv. de l’Enfance SARL, Luxembourg	Luxembourg	20.000000
Immobilière Contourdiff SARL, Luxembourg	Luxembourg	25.000000
Kanzen Stainless Processors Sdn Bhd Llc, Kuala-Lumpur	Malaysia	30.000000
Kr Wertstoffaufbereitungs-GmbH, Bremen	Germany	25.100000
Kwaliteitsbeheer voor Stortplaatsen NV, Gent	Belgium	50.000000
La Filière Bois Scrl, Ougrée	Belgium	33.333333
La Revue de Métallurgie SA, Puteaux	France	43.044000
Laser Welded Blanks Ltd, Londres	United Kingdom	50.000000
Les Haultes Trixhes Scrl, Flémalle	Belgium	22.860838
Luxcontrol SA, Esch s/Alzette	Luxembourg	22.000000
Mathieu (Thailand) Co Ltd, Bangkok	Thailand	48.548387
Mathieu Malaysia SA, Kuala-Lumpur	Malaysia	25.410448
Matthey India Private Ltd, New Delhi	India	50.000000
Nord-Chrome Snc, Grande Synthe	France	50.000000
Ocas—Onderzoekscentrum voor Aanwending van Staal NV, Zelzate	Belgium	49.223008
Oriental Sheet Piling Pte Ltd, Singapore	Singapore	49.000000
Oriental Sheet Piling Sdn Bhd, Petaling Jaya	Malaysia	25.000000
Pbm Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte	Brazil	48.999991
Perville SA, Lorena	Brazil	38.395115
Phenix Rousies SA, Rousies	France	25.565161
Portal NV, in liquidation, Bruxelles	Belgium	39.999988
Primorec SA, Differdange	Luxembourg	39.000000
Profilage Océan Indien SA, Riche Terre	Mauritius	49.000000
Promopanel Srl, Piombino	Italy	50.000000
Retrival Scrl à finalité sociale, Couillet	Belgium	33.311111
Rolanfer Recyclage SA, Woippy	France	40.000000
Sci Kuntzig, Thionville	France	50.000000
Shanghai BAostael & Arcelor Tailor Metal Co. Ltd, Shanghai	China	25.000000
Sidergal SA, Paris	France	29.999500
Sci et Industrielle de l’arrondissement de Valenciennes, in liquidation, Valenciennes	France	41.250000
Société de développement AGORA SARL, Esch s/Alzette	Luxembourg	50.000000
Société de développement AGORA SARL et Cie, Esch s/Alzette	Luxembourg	49.964589
Société de Pose Armatures Travaux Publics SARL, Marignane	France	37.500000
Société des Arquebusiers de la Ville de Luxembourg SA, in liquidation, Luxembourg	Luxembourg	33.391710

Company name	Country	Percentage of capital heldcontrol (%)
Société de Canal des Mines de Fer de la Moselle SA, Metz	France	25.913498
Société du Port Fluvial de Mertert SA, Mertert	Luxembourg	40.000000
Société du Train à Fil de Schifflange SA, Esch s/Alzette	Luxembourg	25.000000
Société Immobilière du Fort Thüngen SARL, Luxembourg	Luxembourg	20.000000
Sodie SA, Courbevoie	France	44.999333
Sorealor SARL, Saint-Laurent-du-Var	France	33.333333
Sorepark SA, Hagondange	France	26.295794
Steel24-7 NV, Bruxelles	Belgium	50.000000
Steeltrack SA, Puteaux	France	33.296296
Taymacolor SA, Madrid	Spain	35.000000
Telindus SA, Strassen	Luxembourg	35.307000
TradeArbed Mexico SA, Mexico DF	Mexico	49.000000
Tramway SARL, Saint Julien lès Metz	France	22.857143
Union pour la promotion des industries de l’Appertisé SARL, Paris	France	33.333333
Union pour le service de l’électricité SA, in liquidation, Briey	France	43.266667
United Continental Steels Ltd, Hatfield	United Kingdom	50.000000
United Slitting Services Ltd, Halesowen	United Kingdom	39.000000
Weserport GmbH, Bremen	Germany	23.900000
WSA—Warehouses Service Agency SARL, Sanem	Luxembourg	25.000000

2005 Report on Risk Management

Risks related to Arcelor Group activities

General legal risks related to Arcelor Group activities

The Group is not exposed to any major legal risk as a result of its steelmaking activities. The Group’s production plants are operated in full compliance with all relevant regulations.

The conditions under which the Arcelor group markets and delivers its products are subject to commercial negotiation. Delivery conditions may specify that courts sitting in the purchaser’s country will be competent to rule in the event of dispute. Furthermore, legislative or regulatory instability in some of the countries where the Arcelor Group operates (e.g. through joint ventures) may pose a general legal risk that may lead to exposure through the conduct of its activities. The Group has a number of decentralized legal teams in its main non-European locations. Where it is not financially feasible to maintain its own legal resources, the Group engages the services of internationally recognized and reputable law firms.

In some instances, the Arcelor group may have no alternative but to insist on its rights and safeguard its interests in the context of its business activities, especially where technical or commercial disputes are concerned (for more information on this point, please refer to the “Litigation”, “Sales Barriers” and “Anti-dumping and anti-subsidy practices” chapters).

Standard legal risks relating to the Group’s activities and operations are managed by the Group’s Legal Affairs Department. This department is subject to internal control by Internal Audit (see Chairman’s Report on corporate governance and internal control).

It should be noted that identified legal risks have been covered by provisions within the relevant Arcelor Group subsidiaries in accordance with the appropriate accounting standards.

The Arcelor group no longer has any ore extraction or coal mining activities in Europe.

Industrial risks

The various stages of steel production

Liquid steel is produced either from ore (smelting accounting for 70% of Arcelor’s production) or from scrap metal (electric-arc furnace production representing 30% of Group output). The liquid steel is then solidified by casting in a continuous flow machine. This results in semi-finished products in the form of rectangular section bars (slabs) or square section bars (blooms or billets), which are the feedstock for the final production form. This feedstock is converted into finished products by rolling, with some products undergoing additional heat treatment. Over half the hot-rolled sheet produced is later cold-rolled, and may be coated with anti-corrosion protection.

Type of risk

Accidental fire and explosion are the major operational risks in the various types of steel producing plants, which include coking plants, sintering plants, blast furnaces and electric-arc furnaces.

The main causes of these risks include the production of gas (in coking plants and blast furnaces), the high combustibility of the coals used and contact between cooling water and molten metal.

The electrical equipment and reheating furnaces used in hot and cold rolling mills and coating plants represent the main fire flash-points. The lubricants and hydraulic fluids used are highly flammable.

Steel production requires the use of scrap metal, whether for converting hot metal into steel in a converter or directly in an electric-arc furnace. Arcelor applies stringent internal controls to protect itself against the risk of radioactive scrap iron entering its furnaces.

Risk assessment: impact and probability

Industrial safety is a strategic issue for Arcelor. Each site applies the Group safety policy, with adaptations to comply with local legislation. This policy contains all the organizational and material provisions required to prevent industrial accidents or incidents wherever possible and to limit their consequences for people, facilities and property.

The general objectives and management responsibilities are set down in writing, and practical action plans are drawn up to address the differences between practice and those fixed objectives.

Industrial risks are analyzed at the design stage and preventive measures are put in place in accordance with the Arcelor “Loss Prevention Guide”. Sites are subject to internal and external audits at a predefined frequency reflecting the degree of individual risk. These audits are followed up with a risk assessment report, setting out preventive actions involving the workforce and plant equipment. Sites subject to Seveso II regulations have been subject to special audits conducted by internal experts, in accordance with the Arcelor DCO-18001 reference procedure. These audits were extended to other Group sites during 2005, and this will continue in 2006.

Risk monitoring and measurement procedures

Ever since the company was first created, Arcelor has operated an industrial safety committee as part of its Health & Safety Department. The committee is made up of industrial and engineering safety representatives at the Group’s business units. Its mission is to define and propose safety initiatives to the Management Board. The committee is responsible for implementing the Arcelor “Loss Prevention Guide” which measures industrial safety levels and ensures that those levels are consistent across all Group sites. It has also set up a network of industrial safety specialists, responsible for day-to-day management, plant compliance and adherence to regulations.

Every year, a priority investment plan is put in place to implement practical recommendations. This plan is then supervised by the Arcelor Health & Safety Department’s industrial safety committee.

Environmental risks

Environmental risk management identifies known and estimated impacts, which are covered by balance sheet provisions. It also identifies any future internal or external events (with varying degrees of probability) liable to prevent Arcelor from attaining its environmental targets and that could, from an accounting point of view, lead to the recognition an off-balance sheet commitment (corresponding to an estimated future expense which is possible, but not certain) or, alternatively, an investment.

Internal events may occur mainly as a result of failures in the production process or the procedures involved in treating industrial waste and residues. These failures could jeopardize Arcelor’s ability to attain its target of complying with current legislation and a ensuring a continual reduction in the volumes of waste and non-recyclable materials produced.

Arcelor has developed four types of controls to address these risks:

•	Directive: every production site is required to obtain ISO 14001 certification and a Group-wide environmental policy is implemented.

•	Preventive: the Environment Department is systematically involved in major investment projects, in order to build installations that respect the environment and that limit noise and visual pollution from heavy industrial activity as much as possible. Environmental managers are involved in the due diligence procedures that precede all acquisitions.

•	Detection-based: waste monitoring scorecards are used for all Group subsidiaries. In addition, the Environment Department has set up a process for auditing compliance with legislation and the Group’s environmental policy.

•	Corrective: a Group-level organization stimulates synergies and encourages sharing of environmental best practice.

External events relate mainly to the growing demands imposed by environmental laws and regulations. This legislative pressure concerns four issues primarily:

•	CO2 emissions, with the European directive concerning the trading of CO2 emissions rights, whose initial phase began on 01/01/2005 and will continue until 31/12/2007. The operational phase is scheduled for 2008-2012, after which the directive specifies 5-year emission reduction cycles.

•	Processing of waste generated by sintering plants, principally due to the implementation of the European IPPC (Integrated Pollution Prevention and Control) and NEC (National Emission Ceilings) directives.

•	Increased restrictions and taxation on the storage and elimination of industrial residues.

•	Soil clean-up operations on defunct sites. This presents a major challenge to the Group, since the cost involved can only partially be offset by reallocating land for new activities.

Constant changes to the legislative framework cause the target for regulatory compliance to shift constantly. This plays a direct role in increasing the future operating costs of steelmaking plants, with those in Europe being most affected.

To manage the risks arising from the introduction of the European directive on CO2 emissions and to take advantage of any opportunities, Arcelor manages its quotas centrally via a CO2 co-ordination committee. Decisions to buy or sell quotas are taken by the Management Board depending on allocations, future emissions forecasts and past emissions data. Trading of quotas is assigned to Arcelor Treasury, which handles the Group’s central cash management.

Without waiting for the Kyoto protocol to come into force, Arcelor is constantly enhancing its production process to reduce CO2 emissions as far as possible. For example, it is converting some of its plants to electric-arc furnaces making steel from scrap metal instead of iron ore. Arcelor is also co-ordinating the ambitious ULCOS1 research programme, which involves other European steelmakers, gas producers and research institutes, and has the objective of reducing CO2 emissions per tonne of steel produced by 50-75% by 2050. In its first phase (2005-2009), ULCOS has a budget of €45m, of which 50% comes from the EU and €2.3m from Arcelor. During this phase, all possible ways of reducing CO2 emissions will be explored. These include capturing and storing CO2 in impermeable geological layers, replacing carbon with methane in blast furnaces, using new types of furnace, using biomass and recovering CO2 produced in the steel production process.

Another initiative already underway is to play a major role in renewable energy and biomass, in which CO2 is fixed by growing vegetation. Two of Arcelor’s Brazilian subsidiaries, CAF Santa Barbara and Acesita Energética, are cultivating more than 180,000 hectares of eucalyptus plantations. CAF has Forest Stewardship Council certification, while Acesita Energética is in the process of obtaining this certification.

Arcelor is convinced that cutting CO2 emissions is an absolute necessity. However, it does not agree with the principles set out in the European directive, because of the distortions it creates as regards steel producers outside Europe and organic materials that only produce emissions at the end of their life cycle and which are therefore not covered by restrictions. In addition, there is uncertainty about how regulations will develop during the 2008-2012 period and beyond 2012. This does not tally with the long-term perspective that determines heavy industrial investments. Finally, in its current version, the directive does not allow the recovery of quotas of sites due for closure. As a result, Arcelor has decided to file a complaint with the European Court of Justice against the directive itself and its transposition into national legislations.

Risks relating to the storage of waste are managed through the by-product recovery policy, as described in the Arcelor’s third sustainable development principle (page 81).

(1)	ULCOS = Ultra Low CO2 Steelmaking

Working conditions and Human resource management

Human rights and working conditions

Arcelor already operates in a large number of countries, and its international expansion is set to accelerate further. Working cultures vary widely between regions of the world. Arcelor does not wish to impose a single model, and respects the cultures of its subsidiaries. However, in accordance with the Worldwide Agreement on Principles of Corporate Social Responsibility, the Group does not tolerate any infringement of the fundamental rights of workers at its sites, whether they are employed by Arcelor or by sub-contractors.

Arcelor has enshrined these principles in its Code of Ethics and Principles of Responsibility, with which each Arcelor employee is required to comply.

To ensure effective compliance with these principles, internal audits are carried out at the operational level, in conjunction with independent experts. The European Works Council and the committee for monitoring the Worldwide Agreement on Principles of Corporate Social Responsibility are informed of the audits’ conclusions and any measures taken.

Worker health and safety

Arcelor takes a safety-first approach to the steel industry’s inherent risks. The safety of its workers is Arcelor’s prime concern. Accidents are becoming less and less frequent, and Arcelor has a zero accident target. Although the Group experiences accidents every year, it is reasonable to say that accident risks are under control within Arcelor. For more information on accident risk management, see the Sustainable Development chapter (page 77).

The Group’s senior management is also concerned about risks to employees’ health, awareness of which has been increased in the last few years. Courts are putting increasing emphasis on the employer’s liability in occupational illness cases. The concept of employer liability appears to have reached an extreme level in asbestos lawsuits in France. Law firms have made claiming asbestos damages a speciality, and the legal system does not seek to reconcile the consequences of asbestos (lung cancer) with employees’ working conditions and contact with asbestos, or with employees’ lifestyles, particularly their tobacco consumption. Risks resulting from handling products that may have an impact on workers’ health are taken into account by the product safety department, which identifies them, proposes risk-reduction measures and monitors implementation of these measures.

Age structure, succession planning and skills development

The average age of Arcelor’s employees is around 45. However, the age structure varies between sites and functions. To prevent skills shortages in key positions, human resources teams co-ordinate business-line and career committees, which draw up inventories of existing and required human resources, taking into account mobility. Depending on requirements, succession plans are drawn up, and training and recruitment plans are put forward. Additional information on skills development can be found under Principle 5 of the Sustainable Development chapter (page 89).

Employee-relations risks relating to restructuring decisions

The Group operates in a fast-changing global environment, and must evolve permanently in order to anticipate change while preserving its advantages. Strategic decisions involve industrial developments at Arcelor sites and the reorganization of cross-discipline functions.

This results in employee-relations risks for Arcelor. Strikes may occur during the negotiation of restructuring-related assistance measures. Strike action may interrupt the activity of certain Group sites for an indeterminate length of time. Since many sub-contractors work on Arcelor sites, sites may be affected by strike action unrelated to Group decisions.

Arcelor takes a responsible approach to its employees and partners, and acts early to facilitate the industrial changes arising from restructuring decisions. Announcements are made several years in advance if possible. Planning ahead in this way allows in-depth talks with organizations that represent staff, with the public authorities and with all other entities concerned. These talks are aimed at handling the social consequences of industrial changes in a optimal fashion. Arcelor also offers practical assistance with the economic redeployment of the affected employment pools. As a result of its firm commitment to social dialogue, the Group set up a European Works Council as soon as it was formed. The EWC is the focal point for collaboration and discussions between Arcelor’s management and staff representatives.

However, labour disputes, while unpleasant and unfortunate, are sometimes inevitable. To limit the impact of such disputes on its clients, Arcelor uses its scale and the geographical spread of its plants to guarantee supplies in the event that production at one of its sites is stopped.

Ethics, anti-fraud measures and legal compliance

Recent financial scandals have received extensive media coverage and have raised questions about business ethics. In response, the Group has introduced systems to prevent such occurrences within Arcelor. Arcelor wants to set the standard in the steel industry, not only in terms of profitability but also business conduct.

The factors leading to fraud can be described as the “Fraud Triangle”. Employees who commit fraud generally are able to do so because there is opportunity, pressure, and rationalization. Fraud can be classified in three categories: corruption, misappropriation of assets and falsification of financial statements or performance indicators. Each category is covered by different control resources (prevention, detection and correction).

Preventive controls are based mainly on the Code of Ethics and its implementation. As regards financial reporting, the head of each Group entity is required to send a letter to Arcelor’s CFO stating that the entity’s financial statements comply with the Group’s accounting rules and procedures. To prevent the misappropriation of assets through claims of unjustified business expenses, Arcelor has a single policy on travel and entertainment expenses, which is implemented through site-specific procedures.

Detecting fraud is very difficult. Employees who have ethics-related questions may contact the Ethics Compliance Officer confidentially to discuss their concerns or to provide information. Since 2005, the Business Risk Control function (part of Internal Audit) has had a fraud team whose responsibilities include training internal auditors in fraud detection. In addition, the statutory auditors are required by the ISA 240 standard to show professional scepticism during their work on financial statements and to inform the audit committee of any problems.

If, despite prevention efforts, fraud takes place, line managers initially decided what action to take. Employees that infringe the Code of Ethics have no place at Arcelor. The Audit Committee is informed of any problems that may arise.

More generally, the Board of Directors, the Management Board and the management teams of Group entities, with the support of the BRC function and the Ethics Compliance Officer, ensure strict compliance with the laws and regulations of countries in which the Group operates.

Risks arising from new chemical product regulations in the European Union (REACH1) and worldwide (GHS2)

Both the European Union and United Nations aim to ensure a high level of protection for human health and the environment with respect to the production and use of chemicals.

[1]	REACH = Registration, Evaluation and Authorization of Chemicals.
[2]	GHS (Globally Harmonized System) = the standardized system for classifying and labelling chemical products, established under the oversight of the United Nations.

Arcelor views this globally-shared intention as an opportunity rather than a threat, since it corresponds with Arcelor’s commitment to making products that are safe for customers and consumers through its sustainable development objectives.

At the European Union level, the European Commission has published a draft regulation for the registration, evaluation and authorization of chemicals (REACH), along with restrictions applicable to these substances, and has set up a European Chemicals Agency.

REACH focuses on the 30,000 substances introduced into the market before 1981 and manufactured or imported in quantities of more than one tonne per year, on which hazard information has not been sufficiently well examined by the current system.

The final decision on REACH should be taken by the European Parliament and the Council of Ministers in the autumn of 2006. The Commission expects the regulation to be published in the spring of 2007 and to come into force in the fourth quarter of 2008.

In the rest of the world, the United Nations Economic and Social Council has developed a Globally Harmonized System for producing labels and safety datasheets for chemical products. The GHS was published in July 2003 and will allow the same chemical product to carry the same labelling in all countries.

This system will apply worldwide and will be implemented in the European Union as part of the REACH programme.

Outside the European Union, GHS is likely to be relatively undemanding in terms of administration. As part of the EU REACH programme, though, it will lead to high administration costs. This will distort competition to the detriment of products made in the EU.

Atlhough steel is usually sold in massive form, its production falls within the scope of REACH. GHS as implemented within REACH will cover the toxicological or ecotoxicological classification of steel ingredients and their use by the client, particularly in welding operations.

Arcelor is preparing for these new regulations through its Product Safety Committee, which brings together specialists from the Health & Safety, Environment, Innovation-R&D and International Affairs departments, and from the Group’s various Sectors and Sales Departments. This Committee also coordinates the lobbying of European authorities via professional organizations such as Eurofer and Unice.

Market risks (liquidity, interest rate risk, exchange rate risk and risk on securities held)

See note 25 to the consolidated financial statements (page 188).

Insurance and risk coverage

Arcelor’s policy is to arrange worldwide Group insurance to cover catastrophic risks. These policies are arranged only with insurers that have the highest level of solvency. Local insurance policies cover risks that must be covered under local legislation. The amounts insured reflect financial risks arising from catastrophe scenarios and the products offered in the insurance market.

For all insurable risks, the Group prefers to self-insure low-frequency risks that can be borne by individual business units. As a result, excesses are tailored to suit the financial resources of individual units, with the aim of raising awareness of risk prevention.

Arcelor’s captive reinsurance company covers medium-level risks as a way of optimizing and smoothing the cost of insurance at Group level. Its risk exposure is limited through reinsurance.

In 2005, in the context of industrial safety, Arcelor allocated €30m over and above the normal business unit risk-prevention budget to protect its industrial units. Arcelor’s commitment to improving protection of its industrial units has a dual positive impact: the Group has since 2004 maintained a very low annual level of claims relative to other steel producers, and is continuing to reduce its insurance premiums.

To reduce risks even further the Group:

•	carries out internal training, designed to raise awareness of risk issues among employees at all levels

•	trains staff in the appropriate industrial safety techniques.

There is no two-tier safety system.

In terms of preventing damage and the subsequent loss of production, the Group

•	hires external consultants to conduct engineering audits on fire safety systems and machinery breakdown risks in every facility where the insured asset value exceeds €50m. All such installations have now been audited. The recommendations made as a result of these audits form the basis of decisions to allocate additional budgets to fund preventive measures.

•	examines the major loss scenarios and predicts the possible effects on personnel, the environment and facilities.

•	strengthens resources designed to limit the probability of catastrophic damage and its consequences.

•	formalizes existing intra-group breakdown resources to limit consequential loss of production.

•	transfers any residual catastrophic risk in excess of €20m per claim to the insurance market. Amounts insured depend on the business sector and the products available in the insurance market.

In terms of civil liability cover, the amounts insured reflect the products available on the market and the amounts insured by other industrial groups of comparable size and activity. In meeting specific local needs, the Group arranges local Group policies for each country. To harmonize civil liability cover at the Group level—especially in terms of delivered products—it also has a worldwide Group policy to complement the local policies mentioned above.

When customers task the Group with transporting products by ship, the ships used must:

•	be classified by a classification society belonging to the International Association of Classification Societies (IACS)

•	be covered by a P&I Club with the highest level of solvency

•	hold an International Safety Management (ISM) certificate and an International Ship & Port facility Security (ISPS) certificate, both valid for the full period of the voyage

•	be less than 21 years old, whenever possible

If Arcelor charters ships, it must be notified:

•	of the results of the latest inspections made by port authorities

•	of the existence of any major event affecting the ship in the previous 12 months The full insured amount corresponds to the maximum potential risk per event.

Procurement and dependency risk

Raw materials

The Arcelor Group is a major purchaser of raw materials, particularly iron ore and coal. It bought more than 50 million tonnes of iron ore in 2005, mainly sourced from Brazil, Mauritania and Australia, but also Sweden, Venezuela, Canada, South Africa, India and Russia. The Group purchased 24.5 million tonnes of coal during 2005, most of which came from Australia, the USA, Canada and Russia.

Arcelor sourced 288,000 tonnes of zinc, 422,000 tonnes of chromium, 78,000 tonnes of nickel and 548,000 tonnes of stainless (nickel) scrap during the year. The Group initiated a policy to diversify its procurement sources in 2005.

Energy

Despite generating around one-third of its own requirements, Arcelor is one of the largest energy consumers in many European countries. In order to reduce its exposure to electricity, Arcelor is pursuing initiatives to generate electricity from gas produced in the steelmaking process. It has projects in various locations, including Fos (scheduled to come into service in 2008) and Dunkirk (April 2005) in France, as well as Ghent (2010) in Belgium. Arcelor is also committed to developing long-term contracts as part of industrial partnerships with electricity producers.

Natural gas purchasing contracts are pooled for each country, in order to take full advantage of market deregulation. However, underlying exposure to Brent crude oil prices was a major risk factor when oil prices rose in 2005.

Group purchasing performance

The Group’s purchasing process has ISO 9001/V2000 certification and TS 16949 accreditation. The development of e-purchasing further enhances the effectiveness of initiatives already implemented. In organizational terms, a dedicated team has been set up to support the Group’s global business development through the strengthening of partnerships with existing suppliers and the ongoing assessment of new procurement opportunities.

The 2006 development plan aims to maintain the progress already achieved. It includes initiatives relating to anticipation of market developments and risk management, compliance with Arcelor’s Code of Ethics in purchasing, the safety of all subcontractors working on Arcelor sites and cross-disciplinary co-operation between all those involved in the procurement process.

Press release announcing Arcelor’s agreement to merge with Severstal (released May 26, 2006)

[Arcelor Logo] [Severstal Logo]

Arcelor to merge with Severstal

•	Transaction will create the world’s steel champion and the most profitable steel company

•	Arcelor Valued At EUR 44 Per Share (excluding dividend)

Luxembourg and Moscow—May 26, 2006—Arcelor, the world’s number one steel company, and Severstal, the largest Russian steel company, announced today that they have agreed to merge, creating the world’s steel champion and most profitable steel company. The combined company will rank amongst the world’s most competitive steelmaking and resource assets in both developed and emerging markets, and will be the only one with leading positions in Brazil and Russia.

Transaction highlights

The transaction values Arcelor at EUR44 per share, excluding EUR 1.85 dividend, representing a premium of 100% over Arcelor’s closing price on January 26, 2006, the day before Mittal Steel announced its hostile offer, and 36.6% over Arcelor’s closing price ex-dividend on May 25, 2006.

In addition, up to EUR7.6 billion cash will be returned to shareholders, including via dividends and OPRA (self tender).

The combination of Arcelor and Severstal will be the Number 1 steel company in the world with EUR 46 billion in sales, EUR 9 billion in EBITDA and 70 million tonnes of production, based on each company’s pro forma 2005 results.

Under the definitive agreements signed by the parties,

•	Alexey A. Mordashov, Severstal’s controlling shareholder, will contribute all of his economic interests in Severstal’s steel business (including Severstal North America), as well as Severstal-Resource (iron ore and coal assets) and his ownership interest in Italian steelmaker Lucchini, to Arcelor.

•	Mr. Mordashov will also contribute a cash payment of EUR1.25 billion to Arcelor in exchange for shares at a price of EUR44 per share.

•	In total, Mr. Mordashov will receive 295 million newly issued Arcelor shares at a price of EUR44 per share, representing approximately 32% of the enlarged Arcelor.

•	Arcelor’s existing shareholders will retain approximately 68% of the enlarged Arcelor.

Creating a Global Steel Champion

The combined entity will consolidate Arcelor’s technology leadership and experience and will be the undisputed world leader in all product segments including flat carbon steel, long carbon steel and distribution. The combination will strengthen Arcelor’s Number 1 global position in the automotive steel segment (with Number 1 positions worldwide with a global market share over 20%—more than double that of its nearest competitor).

The combined company will offer an exceptional, balanced geographic presence with leadership both in developed and emerging markets and in particular will:

•	Be Number 1 in Europe, Russia and South America

•	Take advantage of its leading position in North America

•	Further grow strong industrial presence and partnerships globally

With geographically balanced contributions, over 40% of 2005 pro forma EBITDA generated in Brazil and Russia.

The two companies have a longstanding relationship and know each other well from their Russian joint-ventures which include the Severgal galvanizing plant in Cherepovets, wire drawing operations in Orël and various industrial cooperation projects.

The combination of high value-added products, low-cost operations and ownership of key raw materials will result in a combined company with one of the highest profit margins in the industry, generating a 2005 pro forma EBITDA per tonne of EUR130. The combined company will have outstanding resilience through the steel cycle.

Compelling Value Creation for Shareholders

•	Targeted normalized EBITDA of EUR10 billion

•	Accretive on earnings as early as 2006, before synergies

•	Synergies of EUR590 million and potentially more from capital expenditures

•	ROCE above Arcelor’s current 15% target

•	Strong balance sheet allowing financial flexibility for growth and consolidation

•	Up to EUR7.6 billion cash to be returned to shareholders including dividends and OPRA (self tender)

Continuation of Arcelor’s Best Practice Corporate Governance Model

•	1 share, 1 vote

•	All board members are non-executive

•	18 board members, at least 9 being independent

•	3 board committees (Audit, Nomination and Remuneration, Strategy)

•	All Audit Committee Members independent

•	New Strategic Committee to be chaired by Mr. Mordashov

•	Independent Chairman of the Nomination and Remuneration Committee

•	Mr. Joseph Kinsch and Mr. Guy Dollé will continue to serve as Arcelor’s Chairman of the Board of Directors and Chief Executive Officer, respectively, and Arcelor’s executive management will remain in place, supplemented by Severstal executives.

•	Mr. Mordashov will become non-executive President of the Arcelor Board of Directors. He will have the right to nominate 6 out of 18 directors on the Arcelor Board of Directors. Mr. Mordashov has agreed to vote his shares in accordance with the recommendations of the Board of Directors. In addition, he has committed to a standstill on Arcelor shares for 4 years and to a lock-up for 5 years.

The transaction is subject to antitrust approvals, which the parties expect will be obtained shortly. The transaction is expected to close in July 2006, subject to obtaining regulatory approvals.

Arcelor shareholders will have the opportunity to express their choice about this transaction at a shareholders meeting. Unless more than 50% of the currently outstanding shares opposes this transaction, the transaction will go forward and is expected to be finalized by the end of July.

Arcelor’s Board of Directors was given a presentation by the advisors of the company and also received a fairness opinion from its own financial advisor in connection with the Arcelor/Severstal transaction.

Mr. Joseph Kinsch, Chairman of Arcelor’s Board of Directors, said: “ Arcelor’s Board of Directors believes that the merger with Severstal fully recognizes the value inherent in Arcelor, and offers Arcelor shareholders superior industrial logic, greater value and the highest standards of corporate governance compared to Mittal Steel’s offer. Therefore we believe this deal is in the best interests of Arcelor’s shareholders.

Mr. Alexey A. Mordashov, Severstal’s Chairman and controlling shareholder, said: “I am delighted about our merger with Arcelor. Arcelor is a superb company with highly successful management, world-class assets that produces extremely high quality products. Severstal’s top management team, highly profitable assets and low cost operations, together with Arcelor’s attributes, will position the combined company to lead the way in the consolidation of the steel industry”.

Mr. Guy Dollé, Chief Executive Officer of Arcelor said: “The merger with Severstal represents a breakthrough transaction for Arcelor that positions the combined company in the forefront of the international steel industry. The transaction is consistent with Arcelor’s strategy of value before volume, and was negotiated in the best interest of both groups. The merger is consistent with Arcelor’s growth strategy in the BRIC markets. We are creating a truly extraordinary growth platform for investors and a much better choice for our shareholders. We are confident that they will support the Arcelor way”. He added: “Long-lasting relationships, existing successful partnerships and a friendly approach guarantee limited risks of execution and therefore increase the chances to make this merger a massive success”.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company—number one steel producer in Europe and Latin America—ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

About Severstal

Severstal is the largest Russian steel producer, with 2005 annual steel production of 17.1 million tonnes. It is the second largest flat steel producer in Russia with annual steel production of 10.9 million tonnes. In addition, Severstal owns Severstal North America, the fifth largest integrated steel maker in the U.S. with 2005 production of 2.7 million tonnes, and Lucchini, Italy’s second largest steel group with 2005 production of 3.5 million tonnes. Severstal is one of the world’s lowest cost and most profitable steel producers, with 2005 EBITDA per tonne of approximately 150 euros per tonne.

Severstal-Resource owns 70 years of iron ore reserves and 84 years of coal reserves. 2005 revenue and EBITDA were approximately EUR1.12 billion and EUR506 million, respectively. Severstal-Resource produces coking coal, thermal coal, iron ore pellets and iron ore concentrate.

Arcelor

Corporate Communications

Tel.: 352 4792 5000

E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360

Luc Scheer: 352 4792 4455

Jean Lasar: 352 4792 2359

(Spain)

Ignacio Agreda: 34 94 489 4162

Oscar Fleites: 34 98 512 60 29

(France)

Sandra Luneau 33 1 71 92 00 58

Arcelor Brasil

Eimar Magalhães 55 31 3219 1257

Severstal

Contact for Europe

Marie Rouet 33 6 03 81 51 37

Alpana Kar 33 6 98 18 31 47

Edelman 33 1 56 69 75 74

severstal@edelman.com

Contact for Americas

Gregory Pettit

Hill & Knowlton

1 (212) 885 0301

1 (917) 450 6267

gregory.pettit@hillandknowlton.com

Investor relations

E-mail: investor.relations@arcelor.com

Martine Hue: 352 4792 2151

00 800 4792 4792 (toll-free, from the EU and

Switzerland)

33 1 71 92 0090

Arcelor Brasil

Christiano Woelffel Furtado 55 31 3219 1245

Contact for Russian & CIS

Olga Antonova

7 (495) 540 7765 ext. 6447

antonova@severstalgroup.com

The ADS Centralizing Agent is:

The Bank of New York

By Mail:	By Hand or Overnight Delivery:

The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Tender and Exchange Department-11 West 101 Barclay Street Receive and Deliver Window-Street Level New York, NY 10286

For Notice of Guaranteed Delivery

(For Eligible Institutions Only)

By Facsimile Transmission:

1 (212) 815-6433

To Confirm Facsimile Transmission Only:

1 (212) 815-6212

The Information Agent for the Offer is:

D. F. KING & CO., INC.

48 Wall Street

New York, New York 10005

Call Toll Free: 1 (800) 347-4857

Banks and Brokers Call: 1 (212) 269-5550

The dealer managers for the U.S. Offer are:

Goldman, Sachs & Co.

Citigroup Global Markets, Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

SG Americas Securities, LLC